Form 20-F
period 2019-12-31
Fiverr International Ltd.
filed 2020-03-31
CIK 1762301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38929

Fiverr International Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

Fiverr International Ltd.
8 Eliezer Kaplan St,
Tel Aviv 6473409, Israel

(Address of principal executive offices)

Micha Kaufman
Chief Executive Officer
Telephone: +972-72-2280910
Fiverr International Ltd.
8 Eliezer Kaplan St,
Tel Aviv 6473409, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	FVRR	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.            31,937,772           ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

About This Annual Report

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “Fiverr,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Fiverr International Ltd., together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2017 and 2017 are references to the fiscal year ended December 31, 2017, references to fiscal 2018 and 2018 are references to the fiscal year ended December 31, 2018, and references to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We define certain terms used in this Annual Report as follows:

●	“Active buyers” as of any given date means buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations.

●	“Buyers” means users who order Gigs or other services on Fiverr.

●	“Gig” or “Gigs” means the services offered on Fiverr.

●	“Gross Merchandise Value” or “GMV” means the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds.

●	“Sellers” or “freelancers” means users who offer Gigs on our core platform.

●	“Spend per buyer” as of any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date.

●	“Take rate” for a given period means revenue for such period divided by GMV for such period.

When we refer in this Annual Report to a specific number of buyers or sellers, this represents unique buyers or sellers, as appropriate, who transact on our platform. We refer to Fiverr.com as our core platform and Fiverr.com in addition to And.Co and ClearVoice, which were acquired in January 2018 and in February 2019, respectively, and Fiverr Learn as our platform. And.Co is a platform for online back office service to assist freelancers with invoicing, contracts and task management, ClearVoice is a subscription based content marketing platform for medium to large businesses, and Fiverr Learn is an online learning platform with original course content in categories such as graphic design, branding, digital marketing and copywriting.

Market and Industry Data

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including a 2016 McKinsey study “Independent Work Choice: Necessity, and the Gig Economy” (the “McKinsey Independent Work Study”), information from other independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this Annual Report were prepared on our behalf.

Trademarks

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

Our estimates and forward-looking statements may be influenced by factors including:

●	our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business;

●	we have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability;

●	if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

●	if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

●	if user engagement on our website declines for any reason, our growth may slow or stall;

●	if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

●	we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

●	our business may suffer if we do not successfully manage our current and potential future growth;

●	our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control;

●	a regional or global health pandemic, including novel coronavirus 2019 (COVID-19), could severely affect our business;

●	we or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users’ personal or other data, or any other data privacy or data protection compliance issue;

●	changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business;

●	we have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our pricing model could materially and adversely affect our business;

●	errors, defects or disruptions in our platform could diminish our brand, subject us to liability, and materially and adversely affect our business, prospects, financial condition and results of operations;

●	our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform;

●	expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations;

●	if we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected;

●	our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict;

●	our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving;

●	if we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected;

●	we may not be able to successfully halt the operations of copycat websites or misappropriation of our data; and

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables present our selected consolidated financial and other data. We prepare our consolidated financial statements in accordance with GAAP. The selected historical consolidated financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2019	2018	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations:
Revenue	$107,073	$75,503	$52,112
Cost of revenue(1)	22,224	15,621	13,362
Gross profit	84,849	59,882	38,750
Operating expenses:
Research and development(1)	34,483	26,035	16,074
Sales and marketing(1)	62,750	49,720	33,772
General and administrative(1)	22,366	20,596	8,427
Total operating expenses	119,599	96,351	58,273
Operating loss	(34,750)	(36,469)	(19,523)
Financial income, net	1,371	408	493
Loss before income taxes	(33,379)	(36,061)	(19,030)
Income taxes	(160)	—	(294)
Net loss	$(33,539)	$(36,061)	$(19,324)
Deemed dividend to protected ordinary shareholder	(632)	—	—
Net loss attributable to ordinary shareholders	(34,171)	—	—
Basic and diluted net loss per share attributable to ordinary shareholders	$(1.67)	$(5.42)	$(3.04)
Basic and diluted weighted average ordinary shares outstanding	20,503,893	6,647,898	6,355,360

(1) Amounts include share-based compensation expense as follows:

	Year ended December 31,
	2019	2018	2017
Cost of revenue	$142	$12	$20
Research and development	3,197	731	286
Sales and marketing	1,853	1,480	836
General and administrative	3,707	9,425	261
	$8,899	$11,648	$1,403

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(13,944)	$(51,676)	$(5,263)
Net cash provided by (used in) investing activities	(136,078)	26,067	5,083
Net cash provided by financing activities	117,993	53,888	1,253

	As of or for the year ended December 31,
	2019	2018	2017
Selected Other Data:(2)
Active buyers (in thousands)	2,352	2,019	1,790
Spend per buyer	$170	$145	$119
Adjusted EBITDA (in thousands)(3)	$(17,991)	$(21,007)	$(17,030)

As of December 31, 2019
Actual
(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$24,171
Total assets	236,360
Total liabilities	87,551
Share capital and additional paid-in capital	306,334
Accumulated deficit	(157,763)
Accumulated other comprehensive income	238
Total shareholders’ equity	$148,809

(2)	See the definitions of key operating and financial metrics in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.”

(3)	Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net loss as a measure of financial performance.

We define Adjusted EBITDA as net loss before financial income, net, income taxes, and depreciation and amortization, further adjusted for share-based compensation expense, contingent consideration revaluation, acquisition-related costs and other IPO expenses. Adjusted EBITDA is included in this Annual Report because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net loss as a measure of financial performance, as an alternative to cash flows from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA as a supplemental measure. Our measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Net loss	$(33,539)	$(36,061)	$(19,324)
Financial income, net	(1,371)	(408)	(493)
Income taxes	160	—	294
Depreciation and amortization(a)	3,571	2,250	1,090
Share-based compensation(b)	8,899	11,648	1,403
Other initial public offering related expenses	416	—	—
Contingent consideration revaluation and acquisition related costs (c)	3,873	1,564	—
Adjusted EBITDA	$(17,991)	$(21,007)	$(17,030)

(a)	The following table illustrates the breakdown of depreciation and amortization expense:

	Year ended December 31,
	2019	2018	2017
Cost of revenue	$1,728	$1,119	$442
Research and development	454	411	376
Sales and marketing	1,212	555	130
General and administrative	177	165	142
	$3,571	$2,250	$1,090

(b)	Represents non-cash share-based compensation expense.

(c)	Acquisition related costs represent cost in connection with our acquisition of And.Co in January 2018 and ClearVoice in February 2019. These costs include compensation subject to continuing employment, signing bonuses to certain employees and other acquisition-related costs.

The following table illustrates the breakdown of contingent consideration revaluation and acquisition related costs:

	Year ended December 31,
	2019	2018	2017
Research and development	$106	$750	$—
Sales and marketing	1,436	750	—
General and administrative	2,331	65	—
	$3,873	$1,564	$—

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks relating to our business and industry

Our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business.

The size of our community of users, including both buyers and freelancers, is critical to our success. Over the past few years, we have experienced strong growth in the number of users on our platform, including the number of active buyers, but we do not know whether we will be able to achieve similar user growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality freelancers and increase the quantity and quality of Gigs posted on our platform. A key factor in attracting and retaining freelancers, in turn, is maintaining and increasing the number of buyers using our platform. Thus, achieving growth in our community of buyers and freelancers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users. We may also need to modify our pricing model to attract and retain such users.

Users can generally decide to cease using our platform at any time. Users may stop using our platform and related services if the quality of the user experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive products and services. Users may also choose to cease using our platform if they perceive that our pricing model is not in line with the value they derive from our platform or for other reasons. In addition, expenditures by buyers may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new users or fail to maintain existing users, our revenue may grow more slowly than expected and our business could be materially and adversely affected.

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

We incurred a net loss of $33.5 million in 2019, and we expect to incur net losses for the foreseeable future. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of freelancers and, in turn, enhancing our attractiveness to buyers. Successful promotion of our brand and our platform depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy and useful platform, the perceived value of our platform and our ability to provide quality support. In order to maintain and enhance our brand, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. We aim to achieve time to return on investment, which represents the total amount of time required for us to recover performance marketing investments in a given buyer cohort from the revenue that cohort generates, within one year or less. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities, including print advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. If our brand is harmed, we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Further, activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platform by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

The market for freelancers and the services they offer is relatively new, rapidly evolving and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work or security concerns. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, particularly demand for information technology services, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If user engagement on our websites declines for any reason, our growth may slow or stall.

Our ability to maintain the number of visitors directed to our websites is not entirely within our control. We depend in part on various internet search engines and other channels to direct a significant number of users to our website. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display or featuring of search results, we may be unable to cost-effectively drive users to our platform. Additionally, our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. This could decrease user engagement on our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers.

To satisfy both buyers and freelancers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users.

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners’ technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. For example, with the growing propensity of our users to use mobile devices as their main Gig searching and management devices, we will need to continue modifying and updating our mobile apps to successfully manage the transition of our users to mobile devices.

It is difficult to predict the problems we may encounter in introducing new features to our platform, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platform will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platform, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

Successful execution of our strategy depends on our ability to attract and retain users, expand the market for our platform, maintain a technological edge and provide value to our users. We face competition from a number of online and offline platforms and competitors that offer freelance services as part of their broader services portfolio. Our main competitors fall into the following categories:

●	traditional contingent workforce and staffing service providers and other outsourcing providers;

●	online freelancer platforms that serve a diverse range of skill categories;

●	other online and offline providers of products and services that allow freelancers to find work or to advertise their services, including personal and professional social networks, employment marketplaces, recruiting websites, job boards, classified ads and other traditional means of finding work;

●	software and business services companies focused on talent acquisition, management or staffing management products and services; and

●	businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services.

Internationally, we compete in most countries against online and offline channels and products and services with a local presence. These local competitors might have greater brand recognition than we have in their local country and a stronger understanding of the local culture and commerce. They may also offer their products and services in local languages that we do not currently offer. As our business grows internationally, we may increasingly compete with these local and regional companies.

In addition, well-established internet companies, social networking websites and career-related internet portals have entered or may decide to target the market for freelance services, and some of these companies have launched products and services that directly compete with our platform. These or other powerful companies that have extensive and loyal user bases in the geographic markets where we operate may decide to directly target our users, thereby intensifying competition in the freelance services market. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in the market for freelance services, these businesses may dedicate resources to expand their operations and as a result, become a significant competitive threat in the future. Social networks may benefit from access to large pools of potential purchasers of freelance services and a broad range of user information that freelancers could leverage to tailor their services.

Current competitors may also consolidate or be acquired by an existing or prospective competitor, which could result in the emergence of a stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our strong position among freelance services marketplaces, particularly if our key competitors consolidate or if large search engines, social media companies or other online platforms successfully leverage their large user bases to penetrate our markets.

Many of our current and potential competitors, both online and offline, enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources, and, in some cases, the ability to rapidly combine online platforms with traditional staffing and contingent worker solutions. These companies may use these advantages to offer solutions similar to our platform at a lower price, develop different products and services to compete with our platform, spend more on advertising and brand marketing, invest more in research and development, or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions or user preferences or requirements. As a result, our users may decide to shift from utilizing our platform to utilizing our competitors’ products, services and solutions.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of our platform. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities.

If we are unable to properly and prudently manage our operations as they grow, or if the quality of our platform or support deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control.

Mobile devices are increasingly used for marketplace transactions. A growing portion of our users access our platform through mobile devices. There is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our website or apps or give preferential treatment to competitors could adversely affect our platform’s usage on mobile devices. Additionally, in order to deliver a high-quality mobile user experience, it is important that our platform is designed effectively and works well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices or users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices or our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

A regional or global health pandemic, including novel coronavirus 2019 (COVID-19), could severely affect our business.

If a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be materially adversely affected. For example, a novel strain of the coronavirus (COVID-19), which was discovered in Wuhan, China in December 2019 and on March 11, 2020 was declared by the World Health Organization as a global pandemic, has had numerous effects on the global economy. A global or regional health pandemic may impact our profitability and financial condition, which could have a material adverse effect. At this point in time, there is significant uncertainty relating to the potential effect of COVID-19 on our business and our business partners, including but not limited, to the size of the labor force, our third-party that collects funds from our buyers, remits payments to our sellers and holds funds in connection with user balances, our payment processors and our disbursement partners. As infections may continue to become more widespread, we could experience a severe negative impact on our business, financial condition and results of operations. Specifically, the COVID-19 pandemic may lead to a global economic downturn and could affect the need for and the ability of sellers on our core platform to sell Gigs, which could lead to a decreased demand in all of our services. A downturn could as well have a material adverse impact on our business partners’ stability and financial strength. Given the high uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of potential effects on our business, and our business partners, financial condition and results of operations.

We or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users’ personal or other data, or any other data privacy or data protection compliance issue.

Our business involves the storage, processing and transmission of users’ proprietary, confidential and personal data as well as the use of third-party partners who store, process and transmit users’ proprietary, confidential and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced such cybersecurity incidents in the past and may experience incidents in the future. For example, in November 2018, an unauthorized party accessed accounts of several thousand users using valid login credentials of users. Based on our examination, we believe that the login details (emails and passwords) were compromised in other known data breaches that have occurred in the past in other organizations unrelated to Fiverr. We have not identified and are not aware of any breach of our systems in connection with this incident. Once we identified this incident, we forced log-out from the affected accounts, the passwords were reset, and the affected users were required to change their password to a new one in order to use their account. We reported this incident to the relevant privacy protection authorities, and the Israeli Privacy Protection Authority initiated an administrative supervision procedure in December 2018 in connection with which we have provided certain information and materials as requested. On April 8, 2019, the Israeli Privacy Protection Authority informed us that it closed the administrative supervision procedure, without determining we committed any violation or breach.

Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our or our third-party partners’ security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, including potential contractual liability, in all cases that may not always be limited to the amounts covered by our insurance. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures.

Our and our third-party partners’ systems may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party partners or our service providers, as well as similar disruptions that could make all or portions of our website or apps unavailable for periods of time. While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will in all cases successfully prevent hacking or the transmission of any computer virus or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential or sensitive data, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations.

Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us) that result in the unauthorized access of users’ confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Significant unavailability of our platform due to attacks could cause users to cease using our platform and materially and adversely affect our business, prospects, financial condition and results of operations. Although we maintain cybersecurity liability insurance, we cannot be certain our coverage will be adequate for liabilities actually incurred or will continue to be available to us on reasonable terms, or at all.

Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies, or requirements that companies grant individuals certain rights, such as the right to access, correct and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data or provide consent to use their personal data for other purposes. While we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. In addition, privacy or data protection laws and regulations may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, or our practices. Further, the existence and need to comply in certain markets could impact our ability to offer our platform in those markets (without taking additional compliance steps). Cultural norms around privacy or data protection also vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

Changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

We receive, collect, store, process, transfer and use personal data and other user data. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data concerning freelancers and other users, including personally identifying or other sensitive data. Our collection and use of this data might raise privacy and data protection concerns, which could negatively impact the demand for our services. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal data and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of personal data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to promote certain Gigs and connect freelancers with buyers. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, European legislators adopted the GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR further implemented through binding guidance from by the European Data Protection Board (“EDPB”) (and supplemented by national laws in individual EU member states), imposes more stringent data protection compliance requirements and provides for more significant penalties for noncompliance in Europe. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). We are taking steps to comply with the GDPR but this is an ongoing compliance process. Additionally, California passed the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies. Given the early stage at which the CCPA is (and that the Attorney General has not yet finalized the related CCPA regulations and may not bring enforcement actions under the CCPA until July 1, 2020), we cannot yet predict the full impact of the CCPA on our business or operations, but it may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, the CCPA and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Further, the United Kingdom’s exit from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force. See Item 4.B. “Information on the Company—Business—Government Legislation and Regulation—Data Protection—Europe”. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the U.S. The increasingly active approach of the Federal Trade Commission (“FTC”) to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework. In addition, failure to comply with the Israeli Privacy Protection Law, 1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user’s personal data could negatively affect our reputation and brand and impose liability on us. While we have adopted policies regarding the misuse or unauthorized disclosure of personal data obtained through our services by our users and retain authority to put a hold on or permanently disable user accounts, users could nonetheless misuse or disclose another user’s personal data. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position.

We have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our pricing model could materially and adversely affect our business.

We currently primarily derive our revenue from transaction fees and service fees. If we are unable to maintain a large community of users or we are unable to respond successfully to technological or industry developments, or if for any other reason the perceived value of our platform to freelancers or buyers is adversely affected, we may be forced to lower our take rate. Our take rate may also fluctuate from period to period.

In recent years, we implemented a significant change to our pricing model, including our take rate, which enabled freelancers to list Gigs with base prices higher than $5 and to set different formats and prices for each Gig. As a result, we have only limited experience with our current pricing model, which makes it difficult to evaluate our business and future prospects and to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platform and attract and retain users, as well as increasing competition and increasing expenses as we continue to grow our business. As a result, we may from time to time decide to make further changes to our pricing model due to a variety of factors, including changes in the market for our platform and competitors introducing new products and services. We may not be successful in addressing these and other challenges we may face in the future and changes to our pricing model may, among other things, result in user dissatisfaction and could lead to a loss of users on our platform.

Errors, defects or disruptions in our platform could diminish our brand, subject us to liability, and materially and adversely affect our business, prospects, financial condition and results of operations.

Any errors, defects, or disruptions in our platform, or other performance problems with our platform could harm our brand and may damage the businesses of our users. Our online systems, including our website and mobile apps, could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we regularly update and enhance our website, platform and our other online systems and introduce new versions of our software products and apps. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform.

We use open source software in connection with our technology and services. Some open source software licenses require those who distribute open source software as part of their software to publicly disclose all or part of the source code (including proprietary code) to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used on our platform or discontinue certain aspects of our platform. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to pay substantial damages, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as the original developers of open source code generally do not provide warranties (with respect to, for example, non-infringement or functionality) or indemnities or other contractual protections. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage.

Expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

●	recruiting and retaining talented and capable employees outside of Israel and the United States, and maintaining our company culture across all of our offices;

●	providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

●	compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

●	operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

●	compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

●	political and economic instability;

●	fluctuations in currency exchange rates;

●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of Israel, the United States or the international jurisdictions in which we operate; and

●	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

Compliance with laws and regulations applicable to our global operations could substantially increase our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they change. Although we are in the process of implementing policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always be in compliance or that all of our employees, contractors, partners and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses and payment processing fees. As we have established the technology and network infrastructure to support our platform, the incremental cost associated with sellers adding new Gigs is relatively insignificant. However, if we are unable to maintain economies of scale, our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

●	our ability to maintain and grow our community of users;

●	the demand for and types of skills and services that are offered on our platform by freelancers;

●	spending patterns of buyers, including whether those buyers who use our platform frequently, or for larger services, reduce their spend or stop using our platform;

●	seasonal spending patterns by buyers or work patterns by freelancers and seasonality in the labor market;

●	fluctuations in the prices that freelancers charge buyers on our platform;

●	changes to our pricing model;

●	our ability to introduce new features and services and enhance our existing platform and our ability to generate significant revenue from new features and services;

●	our ability to respond to competitive developments, including pricing changes and the introduction of new products and services by our competitors;

●	the impact of outages of our platform and associated reputational harm;

●	changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results;

●	increases in, and timing of, operating expenses that we may incur to grow and expand our business and to remain competitive;

●	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible impairments;

●	security or data privacy breaches and associated remediation costs;

●	litigation, adverse judgments, settlements, or other litigation-related costs;

●	changes in the common law, statutory, legislative, or regulatory environment, such as with respect to privacy and data protection, wage and hour regulations, worker classification (including classification of independent contractors or similar service providers and classification of employees as exempt or non-exempt), internet regulation, payment processing, global trade, or tax requirements;

●	fluctuations in currency exchange rates; and

●	general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, the trading price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online services marketplaces. As our platform’s geographical scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements or that we are prohibited from conducting our business in or with certain jurisdictions. It is also possible that certain provisions in agreements with our service providers or between buyers and freelancers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and, in particular, companies engaged in dealings with independent contractors or payments. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. In particular, we have received letters from certain jurisdictions indicating that we are required to pay taxes based on having certain minimum contacts in such jurisdictions. We may become subject to taxation in additional jurisdictions in the future.

If we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on a combination of confidentiality clauses, contractual commitments, trade secret protection, copyrights, trademarks and other legal rights to protect our intellectual property and know-how. To date, we have not sought patent protection for our platform or any portion of it. Third parties may obtain, copy, reverse engineer or use without our authorization our intellectual property, which includes trademarks related to our brand, platform, registered domain names, trade secrets and other intellectual property rights and licenses. If we cannot adequately protect and defend our intellectual property, we may not remain competitive, and our business, operating results and financial condition may be adversely affected.

We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. No assurance can be given that these agreements will be effective in controlling access to our proprietary information or in effectively securing ownership of intellectual property developed by our current or former employees and contractors. Further, our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies.

In order to protect our brand, we register and defend our trademarks and expend resources to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in registering and preventing misappropriation of our own marks or preventing registration of confusingly similar marks, and we may suffer dilution of or other harm to our brand.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult, and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our platform. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as our platform without infringing our intellectual property, our competitive position could be harmed and our legal costs could increase, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully halt the operations of copycat websites or misappropriation of our data.

From time to time, third parties may misappropriate our data, through website scraping, robots, web crawlers or other tools or means and aggregate this data on their websites with data from other companies. In addition, “copycat” websites may attempt to imitate the functionality of our website.

If we become aware of such activities, we would employ technological and/or legal measures, including initiating lawsuits, in an attempt to halt their operations. However, we may not be able to detect all such activities in a timely manner and, even if we could, technological and legal measures may be insufficient. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We may be vulnerable to intellectual property infringement claims brought against us by others.

We rely to some extent on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. A successful infringement claim against us could result in monetary liability or a material disruption in our business. Although we require our employees not to infringe others’ intellectual property, we cannot be certain that our platform and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

We may incur substantial expenses in defending against third party infringement claims, regardless of their merit. Additionally, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed on the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property may be able to obtain injunctive relief to prevent us from using the technology, software or brand name in the future. If the amount of these payments were significant, if we were prevented from incorporating certain technology or software into our platform or if we were prevented from using our brand names, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Buyers and freelancers may circumvent our platform.

Our business depends on buyers and freelancers transacting through our platform. Despite our efforts to prevent them from doing so, users may circumvent our platform and engage with or pay each other through other means to avoid the transaction fees and service fees that we charge on our platform.

Additionally, freelancers, after utilizing our platform to build their reputation and brand and grow their clientele base, could choose to market their services and skills and transact with buyers outside of our platform.

We rely on Amazon Web Services to operate our platform, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

The operation of our platform depends on certain third-party service providers. In particular, we currently host our platform, serve our users and support our operations using Amazon Web Services (“AWS”), a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements on commercially reasonable terms, our agreements are prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If AWS or other infrastructure providers increase the cost of their services, we may have to increase the fees to use our platform, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We face payment and fraud risks that could materially and adversely affect our business.

Requirements on our platform relating to user authentication and fraud detection are complex. If our security measures do not succeed, our business may be adversely affected. In addition, bad actors around the world use increasingly sophisticated methods to engage in illegal activities involving personal data, such as unauthorized use of another’s identity or payment information, unauthorized acquisition or use of credit or debit card details and other fraudulent use of another’s identity or information. This could result in any of the following, each of which could adversely affect our business:

●	we may be held liable for the unauthorized use of an account holder’s credit card or bank account number and required by card issuers or banks to pay a chargeback or return fee, and if our chargeback or return rate becomes excessive, credit card networks may also require us to pay fines or other fees;

●	we may be subject to additional risk and liability exposure, including negligence, fraud or other claims, if employees or third-party service providers misappropriate user information for their own gain or facilitate the fraudulent use of such information;

●	bad actors may use our platform, including our payment processing and disbursement methods, to engage in unlawful or fraudulent conduct, such as money laundering, terrorist financing, fraudulent sale of services, breaches of security, leakage of data, piracy or misuse of software and other copyrighted or trademarked content, and other misconduct;

●	users of our platform who are subjected or exposed to the unlawful or improper conduct of other users or other third parties, including law enforcement, may seek to hold us responsible for the conduct of other users and may lose confidence in our platform, decrease or cease to use our platform, seek to obtain damages and costs, or impose fines and penalties;

●	if, for example, freelancers misstate their qualifications or location, provide misinformation, perform services they are not qualified or authorized to provide, or produce insufficient or defective work product or work product with a viral or other harmful effect, users or other third parties may seek to hold us responsible for the freelancers’ acts or omissions and may lose confidence in our platform, decrease or cease use of our platform, or seek to obtain damages and costs; and

●	we may suffer reputational damage as a result of the occurrence of any of the above.

Despite measures we have taken to detect and reduce the risk of this kind of conduct, we do not have control over users of our platform and cannot ensure that any of our measures will stop illegal or improper uses of our platform. We have received in the past, and may receive in the future, complaints from users and other third parties concerning misuse of our platform. We also may be required to bring claims against users and other third parties for their misuse of our platform. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially and adversely affect our business, prospects, financial condition and results of operations.

We may be subject to escrow, payment services and money transmitter regulations that may materially and adversely affect our business.

We rely on third-party to collect funds from buyers, remit payments to sellers and hold funds in connection with user balances. Although we believe that by working with third party our operations comply with existing U.S. federal and state and applicable international laws and regulatory requirements related to escrow, money transmission and the handling or moving of money, existing laws or regulations may change, and interpretations of existing laws and regulations may also change.

As a result, we could be required to be licensed as an escrow agent or a money transmitter (or other similar licensee) in U.S. states or other jurisdictions or may choose to obtain such a license even if not required. Such a decision could also require us to register as a money services business under applicable laws and regulations. It is also possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with escrow, money transmission or other similar statutes or regulatory requirements related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. We may also be required to become licensed as a payment institution (or other similar license) under the European Payment Services Directive or other international laws and regulations. Any developments in the laws or regulations related to escrow, money transmission or the handling or moving of money or increased scrutiny of our business may lead to additional compliance costs and administrative overhead.

The application of laws and regulations related to escrow, money transmission and the handling or moving of money is complex and uncertain, particularly as they relate to new and evolving business models. If we are or have at any point in time been in violation of one or more escrow or money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in any jurisdiction, we may be subject to the imposition of fines, users in the relevant jurisdiction may be unable to use our platform, we may be subject to civil liability or criminal liability and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain our payment partners and bank relationships, or if our disbursement partners encounter business difficulties, our business could be materially and adversely affected.

Our payment partners consist of payment processors and disbursement partners. We rely on banks and card processors to provide clearing, processing and settlement functions for the secure and timely funding of all transactions on our platform. We also rely on a network of disbursement partners to hold and disburse funds to users.

Our payment partners are critical to our business. In order to maintain these relationships, we have in the past been, and may in the future be, forced to agree to terms that are unfavorable to us. If we are unable to maintain our agreements with current payment partners on favorable terms, or we are unable to enter into new agreements with new payment partners, our ability to collect, hold and disburse funds and our revenue and business may be materially and adversely affected. This could occur for a number of reasons, including the following:

●	our payment partners may be unable to effectively accommodate changing service needs, such as those which could result from rapid growth or higher volume, particularly as some of our payment partners have a limited operating history;

●	our payment partners could choose to terminate or not renew their agreements with us or only be willing to renew on different or less advantageous terms;

●	our payment partners could reduce the services provided to us, cease doing business with us, or cease doing business altogether;

●	our payment partners could be subject to delays, limitations or closures of their own businesses, networks or systems, causing them to be unable to process payments or disburse funds for certain periods of time; or

●	we may be forced to cease doing business with payment processors if card association operating rules, certification requirements and laws, regulations or rules governing electronic funds transfers to which we are subject change or are interpreted to make it difficult or impossible for us to comply.

Having an international community of users exposes us to risks that may materially and adversely affect our business, prospects, financial condition and results of operations.

Our users have a global footprint that subjects us to the risks of being found to do business internationally. We have users located in over 160 countries, including some emerging markets where we have limited experience, where challenges can be significantly different from those we have faced in more developed markets and where business practices may create greater internal control risks. Because our platform is generally accessible by users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws. Laws outside of the United States and Israel regulating internet, payments, escrow, privacy and data protection, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, worker classification, background checks and recruiting and staffing companies, among others, which could be interpreted to apply to us, are often less favorable to us than those in the United States and Israel, giving greater rights to competitors, users and other third parties.

Compliance with international laws and regulations may be more costly than expected, may require us to change our business practices or may restrict our service offerings, and the imposition of any such laws or regulations on us, our users or third parties that we or our users utilize to provide services may adversely affect our business, prospects, financial condition and results of operations. In addition, we may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements and enhanced legal risks.

Analysis of, and compliance with, global laws and regulations may substantially increase our cost of doing business. We may be unable to keep current with changes in laws and regulations as they develop.

Although we are in the process of implementing policies and procedures designed to analyze whether these laws apply and, if applicable, ensure compliance with these laws and regulations, there can be no assurance that we will always be in compliance or that all of our employees, contractors, partners, users and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, interest, costs and fees (including but not limited to legal fees), injunctions, loss of intellectual property rights or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of global operations and supporting an international user base successfully, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business model may subject us to disputes between users of our platform.

Our business model involves connecting buyers and freelancers that contract directly through our platform. Buyers and freelancers are free to negotiate any specific terms they choose through custom offers sent from the conversation page. It is possible that disputes may arise between buyers and freelancers with regard to the terms of their order, service standards, payment, confidentiality, work product and intellectual property ownership and infringement. If either party believes the terms of their agreement were not met, our terms of service provide a mechanism for the parties to request assistance from us in resolving the dispute through our resolution center and customer support team. However, if we are unable to help them resolve the dispute, they may choose to resolve the dispute with the help of a third-party arbitrator. Whether or not buyers and freelancers decide to seek assistance from us, if these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court or arbitral authority. Given our role in facilitating and supporting these arrangements, it is possible that claims will be brought against us directly as a result of these disputes, or that freelancers or buyers may bring us into any claims filed against each other. We include language in our terms of service disclaiming responsibility or liability for any disputes between users, except with respect to the specified dispute assistance program; however, we cannot guarantee that these terms will, in all circumstances, be effective in preventing or limiting our involvement in user disputes. Additionally, from time to time, we ourselves are the subject of user complaints filed on forums such as the Better Business Bureau. We do not attempt to respond to all such complaints, and their mere presence may result in damage to our reputation. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses or technologies. The success of any material acquisition will depend upon several factors, including our ability to: identify and cost-effectively acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; retain and motivate key personnel; and effectively retain acquired users.

Any such acquisition may require a significant commitment of management time, capital investment and other resources. We may not be successful in identifying and negotiating acquisitions on terms favorable to us. Any such acquisition could involve us taking on debt or give rise to new liabilities. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of the ordinary shares.

There may be adverse tax, legal and other consequences if the employment status of freelancers that use our platform is challenged.

There is often uncertainty in the application of worker classification laws and, consequently, there is risk that freelancers could be deemed to be misclassified under applicable law. The tests governing whether a service provider is an independent contractor, or an employee are typically highly fact sensitive and vary by governing law. Laws and regulations that govern the status and misclassification of independent contractors are also subject to change and to divergent interpretations by various authorities, which can create uncertainty and unpredictability. We are aware of a number of judicial decisions and legislative proposals that have brought or could bring about major reforms in work classification, including the California legislature’s recent passage of California Assembly Bill 5 (“AB 5”). AB 5 codifies an enhanced standard for determining working classification that expands the scope of employee relationships and narrows the scope of independent contractor relationships. A misclassification determination or allegation creates potential exposure for users, including but not limited to: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); claims for employee benefits, social security, workers’ compensation and unemployment; claims of discrimination, harassment and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages or other liability, and any adverse determination, including potentially the requirement for us to indemnify a user, could also harm our brand, which could materially and adversely affect our business, prospects, financial condition and results of operations. While these risks are mitigated, in part, by our contractual rights of indemnification against third-party claims, such indemnification agreements could be determined to be unenforceable or costly to enforce and indemnification under such agreements may otherwise prove inadequate.

The application of indirect taxes could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. One or more states, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e-commerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation.

We may face lawsuits or incur liability as a result of content published or made available through our platform.

The nature of our business exposes us to claims related to defamation, infringement, misappropriation or other violations of third-party intellectual property rights, rights of publicity and privacy and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled, both within the United States and internationally. This risk is enhanced in certain jurisdictions outside the United States where our protection from liability for third-party actions may be unclear and where we may be less protected under local laws than we are in the United States. If a claim is brought against us due to the actions of our users, we could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

Our business activities subject us to litigation risk that could materially and adversely affect us by subjecting us to significant money damages and other remedies, causing unfavorable publicity or increasing our litigation expense.

We are, from time to time, the subject of complaints or litigation, including user claims, contract claims, employee allegations of improper termination and discrimination and claims related to violations of applicable government laws regarding religious freedom, advertising and intellectual property. Any such claim could be expensive to defend and may divert time, money and other valuable resources away from our operations and management, and, thereby, hurt our business. Additionally, a substantial judgment against us could materially and adversely affect our business, prospects, financial condition and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis.

We may be materially and adversely affected by natural disasters and other catastrophic events that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

A significant natural disaster, such as an earthquake, blizzard, hurricane, fire or flood, or other catastrophic events, such as a power loss or telecommunications failure, could have a material adverse impact on our business, financial condition and operating results. In the event of natural disaster or other catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. In addition, natural disasters and other catastrophic events could affect the ability of sellers on our platform to perform Gigs on a timely basis. If a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, users in that region may delay or forego use of our platform, which may adversely impact our operating results. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate.

We depend upon talented employees, including our Chief Executive Officer, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management, including Micha Kaufman, our Co-Founder and Chief Executive Officer. There can be no assurance that the services of any of these individuals will continue to be available to us in the future. We do not carry any key man life insurance policies on any of our executive officers.

Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources. Competition for senior management and key product and development personnel is intense.

Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a team of developers in the US and Ukraine in order to benefit from the significant pool of talent that is more readily available in such market. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us. If we cannot attract or retain sufficient skilled research and development, marketing, operations and customer service professionals, our business, prospects and results of operations could be materially adversely affected. In particular, we have experienced a competitive hiring environment in Israel, where we are headquartered. If we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 0.8%,0.8% and 0.2% for the years ended December 31, 2019, 2018 and 2017, respectively. The appreciation of the NIS in relation to the U.S. dollar amounted to 7.8% and 9.8% for the years ended December 31, 2019 and 2017, respectively, and the depreciation of the NIS in relation to the U.S. dollar amounted to 8.1% for the year ended December 31, 2018.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $110.4 million as of December 31, 2019. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly. In addition, our investment portfolio is invested primarily in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets, which may adversely affect our financial position and results.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ordinary shares or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organisation for Economic Co-operation and Development (the “OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (the “MLI”) which currently has been signed by over 85 jurisdictions, including Israel who signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a ”principle purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

Risks relating to our ordinary shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated fluctuations in our results of operations;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

●	changes in our take rate;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

An active trading market for our ordinary shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for our ordinary shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We are taking advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2020. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the New York Stock Exchange, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the New York Stock Exchange rules for shareholder meeting quorums and New York Stock Exchange rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of December 31, 2019, there were 31,937,772 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

As of December 31, 2019, we had 284,008 shares available for future grant under our share option plans and 4,578,542 ordinary shares that were subject to share options and restricted share units. Of this amount, 1,662,729 were vested and exercisable as of December 31, 2019.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. In addition, we may have been classified as a “controlled foreign corporation” (“CFC”) for our 2019 taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by “United States shareholders” (generally, United States persons who are treated as owning (directly, indirectly or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). Due to a change to the relevant attribution rules enacted December 2017, it is not clear whether we were a CFC in our 2019 taxable year. Recently proposed U.S. Treasury regulations provide relief from the application of the attribution rules for the purpose of determining a foreign corporation’s PFIC status, and clarify the application of the asset test to CFCs in the year in which such CFC becomes publicly traded. Under the rules set forth in these proposed Treasury regulations, we believe we would not be treated as a PFIC in respect of our 2019 taxable year. However, it is not clear to what extent we or our shareholders can rely on these proposed Treasury regulations. U.S. Holders should consult their own tax advisors regarding the application of these rules and the potential applicability of these proposed Treasury regulations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. See Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation, unless certain elections are made on the individual’s federal tax return. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of at least 65% of the total voting power of our shareholders;

●	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders and any amendment to such provision requires the approval of at least 65% of the total voting power of our shareholders; and

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Taxation and government programs” for more information.

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks relating to our incorporation and location in Israel

Conditions in Israel could materially and adversely affect our business.

Our executive offices are located in Tel-Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It should also be noted that the legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020, following which a process of composing and approving a new government has commenced. This uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations and prospects.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to a “Beneficiary Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In order to remain eligible for the tax benefits provided to a “Beneficiary Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the beneficiary enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2017 was 24% and was reduced to 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 5719-1959.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector.

Further, we historically had some users in Cuba, North Korea and Crimea, countries that are presently the subject of comprehensive sanctions by the United States government (“Sanctioned Countries”). We have taken steps to terminate existing accounts in Sanctioned Countries and have implemented various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries going forward. Although we endeavor to conduct our business in accordance with applicable laws and regulations, we cannot guarantee compliance.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations and financial condition.

Item 4.  Information on the Company.

A.  History and Development of the Company

We were incorporated in Israel under the Israeli Companies Law, 5759-1999, and our principal executive office is located at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel. Our legal name is Fiverr International Ltd. and our commercial name is FIVERR. We are registered with the Israeli Registrar of Companies. Our registration number is 51-444087-4. Our website address is www.fiverr.com, and our telephone number is +972-72-2280910. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is C T Corporation System and its address is 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2019 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.  Business Overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our core platform, Fiverr.com, lies an expansive catalog with over 300 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product (“SaaP”) model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2019, our platform enabled $401.0 million of GMV from 2.4 million active buyers.

Our business of enabling freelance work is deeply connected to the opportunities that technology has enabled in the modern economy. While businesses want frictionless and seamless access to a global pool of talent, individuals increasingly want to choose where they work, when they work and what they do for work. Our platform was designed to serve these needs. Our buyers include businesses of all sizes, while our sellers are a diverse group of freelancers and small businesses from over 160 countries who tap into our core platform to earn their full-time living or augment their income.

As a marketplace, we succeed when our buyers and sellers succeed. We designed our platform to make it easy for our buyers to find and purchase the digital services they are looking for without time-consuming negotiations or uncertainty of pricing, while offering them what we believe to be the best value for their money. At the same time, we enable our sellers to reach a large buyer universe, allowing them to spend more time on doing what they love and are best at, rather than on demand generation, contract negotiation, payment collection and other requirements of running a digital services business.

We also offer a variety of value-added products to further complement our buyers and sellers’ needs, including And.Co, a platform for online back office service to assist freelancers with invoicing, contracts and task management, Fiverr Learn, an online learning platform with original course content in categories such as graphic design, branding, digital marketing and copywriting and ClearVoice, a subscription based content marketing platform for medium to large businesses.

Technology is at the core of everything we do. Our proprietary machine learning algorithms, together with our dataset on profiling, transaction and user behavior, which rapidly grows with increasing buyer and seller engagement, enable us to personalize our user experience, improve quality and provide a more robust ecosystem. We are focused on constant innovation and have designed our platform such that we can continuously enhance the value we deliver to our buyers and sellers.

We generate revenue primarily through transaction fees and service fees. We have achieved significant growth and scale since inception. On each transaction ordered through our platform, we collect total transaction value plus the service fee from the buyer. Upon completion of the order, we then transfer the transaction value less the transaction fee to the seller. In the years ended December 31, 2019 and 2018, our revenue was $107.1 million and $75.5 million, respectively, a 42% increase, and we incurred net losses of $33.5 million and $36.1 million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. For the years ended December 31, 2019, 2018 and 2017, approximately 70% of our core marketplace revenue was generated from Gigs purchased by buyers located in the United States, the United Kingdom, Canada, Australia and New Zealand. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

Our platform

Since inception, our vision has been to fundamentally transform the traditional freelancer hiring model into an e-commerce-like experience—seamless, efficient and frictionless. To achieve our vision, the Fiverr platform is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We believe that our model reduces friction and uncertainties for our buyers while enabling our sellers to reach a global audience, enjoy more flexibility and choice of work and make more money. The key elements of our core platform include:

Service-as-a-Product model. We operate a differentiated SaaP platform that allows sellers to offer services embedded with features that can be standardized and cataloged. Our core platform enables digital services to be bought and sold in the same fashion as physical goods on an e-commerce platform, with predictable pricing, easy searches, standardized contracts, easy payment processes and streamlined delivery of the service. Upon purchasing a Gig on Fiverr, a buyer knows the scope, duration and price. We believe that our model reduces friction and uncertainty for both buyers and sellers.

Comprehensive and diverse catalog. At the foundation of our core platform is an expansive catalog of Gigs that currently spans over 300 digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase Gigs such as logo design, video creation or website development with prices ranging from $5 to thousands of dollars, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Unlike such traditional solutions, each Gig on Fiverr is listed with a clearly defined scope and timeline and is sold for a fixed price rather than on an hourly basis.

Technology and data assets. We are a technology company. Our platform is powered by our machine learning technology and expansive data assets. Using our extensive data assets and our AI tools, we are able to continuously optimize our product search capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. For example, the recently launched Fiverr Logo Maker leverages our AI technology to allow graphic designers on our platform to monetize their existing designs, deliver their work faster, and serve more customers, while allowing buyers to rapidly personalize and customize original, handmade designs created by Fiverr sellers. By better predicting a buyer’s future needs, our algorithms improve user satisfaction, which in turn increases repeat or cross-category buying activities.

Tools and infrastructure. We built a comprehensive suite of communication and collaboration functions that our buyers and sellers utilize to communicate throughout the entire transaction lifecycle. We also provide a robust end-to-end technology infrastructure and tools to help our sellers manage key functions of their online and offline business on our platform, such as proposals and contracts, invoicing and payments, project management and marketing. We also invest in building an infrastructure for international expansion that allows us to roll out non-English websites and provide multilingual support to our users.

Expansion of core platform. To complement Fiverr.com, we have expanded our platform to include And.Co, Fiverr Learn and ClearVoice, each of which provides our freelancers with additional support to serve their needs and optimize autonomy. For example, And.Co is an app that provides back office service including expense and time tracking, customized proposals, and income reports. Fiverr Learn is an online course platform designed specifically to help freelancers and professionals sharpen their skills and grow their business. ClearVoice is a marketing network and collaborative workspace that allows freelancers and in-house teams to collaborate on strengthening personal brands and effectively communicating with clients.

Who we serve

Our buyers

Our buyers include businesses of all sizes and from various industries. We engage and grow our buyer base organically and through thoughtful performance and brand marketing, all without a direct sales force.

In the year ended December 31, 2019, we served 2.4  million active buyers from over 160 countries across the globe, up from 2.0 million active buyers in 2018.

Our value proposition to buyers

Value for money. We provide what we believe to be the best value for money for our buyers by alleviating frictions and inefficiencies in the value chain. Our expansive digital services catalog enables us to offer sophisticated browsing and filtering functions. We believe that this results in a lower time-to-hire for buyers compared to traditional offline hiring platforms, saving buyers valuable time.

Access to an expansive catalog of digital services. Our catalog of digital services has over 300 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

Access to a diverse pool of freelancers. We provide instant access to hundreds of thousands of freelancers with a broad set of skills. Using Fiverr, buyers can easily connect with these freelancers and get a broad range of digitally delivered services executed quickly and efficiently.

Transparency and certainty of price, scope of work and quality. Our SaaP model enables transparency and certainty when it comes to cost, duration and scope. Our buyer-driven rating system provides a transparent quality rating mechanism for every Gig, helping buyers make informed purchasing decisions. This system ensures that our buyers have added peace of mind with every purchase.

Trusted brand for customer service. We are relentlessly focused on providing quality customer service as we seek to drive repeat purchase behavior. Our dispute resolution technology enables us to flag issues in a timely manner and to guide users to a solution, whether that solution is our self-service support portal or intervention by our customer support team.

Our sellers

Our sellers are a diverse group of freelancers who we believe value the flexibility and financial opportunity our core platform provides. They range from individuals who use our core platform to earn their full-time living to those who augment their income.

Our value proposition to sellers

Maximize project pipeline. Sellers on our core platform do not need to bid to win a project. Instead, they list the service on our core platform with a well-defined scope, duration and price, and our proprietary technology directly matches them with buyers who are looking for the service they provide. As a result, sellers can list their Gigs on our core platform and focus on the work they love doing while maximizing their earning potential.

Flexibility and control. People increasingly want to choose where they work, when they work and what they do for work. Our core platform embraces habitual changes in the workforce and provides freelancers with the ability to find work and offer their services from anywhere in the world at any point in time.

Frictionless payment processing. Getting paid on time after project completion has historically been an uncertain and time-consuming process for sellers. We eliminate this friction by working with third-party agents to collect the funds from the buyer at the time of purchase and timely release them to the seller upon project completion.

Credentialed storefront. We enable our sellers to professionally showcase their services to buyers, establish a track record, develop a buyer base and build a professional reputation on our core platform. Our online seller forum, offline community events and Fiverr Learn, our e-learning platform, provide additional channels for our sellers to further enhance their skills and build their personal brand and digital storefront with us.

Business support infrastructure. We provide access to a robust set of technology tools for our sellers that enable them to manage all of the administrative aspects of their business, such as providing standardized contracts, invoicing and payment, financial reporting, marketing and real-time performance feedback. This infrastructure allows our sellers to track their performance and manage their business efficiently.

Success management and support. We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer support team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey. We take care of the entire buyer engagement, business development and marketing process for our sellers so they simply need to list their Gigs on our core platform and focus on the work they love to maximize their earning potential. For those sellers new to the business, we help them gain access to buyers so that they can quickly start developing their reputation. For the more experienced sellers, we enroll them into the Fiverr Pro program to allow them to build a premium business and gain access to buyers who may be prioritizing a higher quality work product.

Our products

Buyer experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

Search and discovery. Our SaaP model provides buyers access to an extensive catalog of Gigs that they can compare and filter across parameters including Gig details, reviews and price. Each Gig includes the detail of the service provided, the price, delivery timeframe and reviews from previous buyers of that Gig, allowing buyers to make informed decisions based on their needs, budgets and tastes. Our search, browse and recommendation algorithms are designed to match each buyer’s search with the most relevant Gig results. With each buyer interaction, our platform and machine learning algorithms enable us to offer more personalized recommendation carousels that are presented in relevant places along the buyer journey.

Personalizable options. We believe many of our buyers are motivated by more than simply price and convenience; we believe they also value uniqueness and authenticity. On our marketplace, buyers enjoy a personalized experience and direct interactions with our sellers. As a part of our Gig concept, buyers purchase ‘Packages’ associated with each Gig. Packages are tiered as Basic, Standard and Premium, each with different levels of service such as different word counts for a translation, video lengths for a video edit or number of revisions for a logo design. We facilitate further customization through custom orders. A buyer can request a custom order through our platform with his or her unique requirements. Sellers, in turn, can respond to the order request with custom offers, which are exclusive proposals, with the exact description of the service, price and time expected to deliver the service.

Communication and collaboration. Communication between buyers and sellers is essential to the success of our marketplace. Our messenger tool enables buyers to easily communicate with sellers. Buyers are able to describe their requirements and preferences during the pre-order process and the communication channels for process management and coordination remain open over the lifecycle of the Gig. As part of deliverable acceptance, buyers may utilize our “Request Revisions” feature to further refine the deliverable, if desired.

fiverr
Dashboard
Messages
Orders
Gigs
Analytics
Earnings
Community
More
Switch to buying
$920.00
All Conversations
lauren64
Last seen 20m ago | Local time Jan 27, 5:02 AM
klf766 17h
Me: Hey, no, sorry.
logohgg 4d
Me: Hey, it really depends...
lauren64 1 week
Me: Here's your Custom Offer
lurenst 1 week
Me: Yes, I will do it later
mimlog8 2 weeks
Me: ok, here it is.
kompozicija987 3 weeks
Me: 1 File
lolo677 1 month
Me: Maybe later.
caresl 2 months
Me: Sure thing lol :)
manymo 2 months
Me: Hey, no, sorry.
bag_pic_1.jpg (321KB)
bag_pic_2.jpg (254KB)
IMG_7481.jpg (8MB)
IMG_7489.jpg (3MB)
IMG_7500.jpg (3MB)
IMG_7501.jpg (1MB)
Me Jul 09, 9:09 AM
Ok, that will cost $100 for all 8-9 photos. I will attach an offer.
Me Jul 09, 9:10 AM
Here's your Custom Offer
I will be your amazon or ebay image expert
$100
Remove background and add text to 8-9 photos for Amazon
Your Offer includes
3 Day Delivery
Commercial Use
Withdraw Custom Offer
Create an Offer
Send
Orders
Past Orders (10)
About
lauren64
Returning Buyer
From
United States

Support and intervention. Our user support function is available throughout the buyer journey to provide clarification, help, education and support. Our resolution center helps buyers to resolve disputes online, and our 24/7 ticketing system is available should a buyer encounter a more complex problem. In addition to the on-demand help and support, we have developed a set of intervention algorithms, which leverage our data and knowledge, to automatically flag potential issues to our customer support team so they can intervene and offer guidance, education and support to our buyers.

Quality control. We have developed several quality assurance policies to enhance the reliability and integrity of our marketplace. Our algorithms assess each freelancer and Gig on our platform and assign a quality score based on a number of factors, such as buyer rating, cancellation rates and response time. The quality score is considered in our matching algorithms and is integral to the positioning of a seller’s Gig on our website. In addition, help tools are available for both buyers and sellers alike for when issues need to be raised to our customer support team. We constantly monitor activity on our platform to ensure compliance with our terms of service, as we seek to create a consistent and reliable user experience for our buyers.

Seller experience

We offer a set of tools for sellers to build their Gigs, develop their brand, establish a reputation and create their work portfolio. Sellers can manage their business from any browser or from our mobile apps.

fiverr
Dashboard
Messages
Orders
Gigs
Analytics
Earnings
Community
More
Switch to buying
$920.00
• Online
glados ★ 4.8
Level 2 Seller
Response Rate 98%
On-Time Delivery 92%
Order Completion 95%
In-Order Communication 99%
Earned in November $6,890
Response Time 1Hrs
Inbox (5)
View All
Active Orders - 3 ($580)
All Orders
bukin12
Price $325
Delivery Time 5d, 12h
Status NEW
View Order
copo33
Price $245
Delivery Time 3d, 5h
Status NEW
View Order
lorijkr
Price $110
Delivery Time 2d, 1h
Status IN PROGRESS
View Order
Upgrade Your Business
Business Software for Freelancers
AND CO helps you with everything from invoicing, payment to time and task tracking. Use code "FIVERR15" for 15% off your first year.
Purchase

Seller onboarding. We have developed an automated onboarding process designed to educate and guide new sellers through the creation of their seller profile (their storefront), Gigs (the services they sell) and portfolio (a collection of their work samples). Once a seller is onboarded, each Gig they offer becomes a part of the Fiverr catalog.

Business management. To allow sellers to focus on doing what they love, we provide a comprehensive suite of tools that help them manage administrative aspects of their business, such as workflow prioritization, invoicing and payment processing. Additional communication tools further enhance a seller’s ability to communicate with buyers as well as to collaborate on Gigs with other sellers. Our seller dashboard provides a unified work management interface that consolidates key information from our seller tools and performance metrics, allowing sellers to more effectively manage their business.

Analytics. Our suite of tools provides sellers with detailed analytics on their operations, facilitating greater transparency and insight into business and performance indicators, including Gig revenue, order pipeline and ratings. Gig specific analytics allow sellers to better understand their past performance in order to improve their future performance. Sellers are also provided with real-time feedback on their performance in timeliness of delivery, responsiveness and completion rates via our seller dashboard. As such, our analytics capabilities give sellers increased visibility into their performance and a better understanding of what is important to buyers so that they have the feedback to continuously improve.

Learning and education. On our proprietary learning platform, we provide sellers access to an education center with comprehensive information on how to grow as a freelancer as well as become a more effective seller on Fiverr. We offer tutorials and materials on the use of Fiverr infrastructure tools, allowing sellers to get the most out of their experience on our core platform. This is supplemented by our Seller Help Center, which allows sellers to open tickets with customer support as well as access a comprehensive set of FAQs and how-to videos. We also provide access to self-education sites called “Fiverr Elevate” and “Fiverr Learn” that host a variety of professional content.

Our technology

To help our buyers and sellers transact on our platform, we have built a modular and scalable technology platform that supports our business while protecting operational integrity and performance. Technology is at the core of everything we do and is a key business asset and enabler. We continuously invest in our technology and believe that our focus on innovation gives us a competitive advantage.

The core pillars that support the foundation of our platform are:

Digital services as products. At the core of our platform lies the challenge of productizing digital services and making them available on our e-commerce platform. Our proprietary technology allows for turning non-SKU digital services into structured Gigs, enabling continuous and nimble category expansion. We are also developing depth for each category by developing attributes and experiences specific to each service category. Our innovative catalog of productized services allows us to create an e-commerce-like experience with digital services that includes search, browse, compare and purchase functions.

fiverr Pro | Find Pro Services | Search Pro | Fiverr Pro | Messages | Saved | Buying | Switch to selling | $920.00

Graphic & Design | Digital Marketing | Writing & Translation | Video & Animation | Music & Audio | Programing & Tech

Overview | Description | About The Seller | Compare Packages | FAQ | Reviews | Favorite 420 | Share

Fiverr Pro > Graphics & Design > Business Cards & Stationery

I will design your stationery and brand identity

andelby Level 2 Seller | ★★★★★ 5.0 (6)

PROZAC-EAT

About This Gig

It's time to complete your brand identity!

It's the first means of communication with your target audience. The business card makes you known, the letterhead turns you into a professional and the envelope completes the circle.
Other materials could include: folder, e-mail signature, badges, notes, planning, bookmarks, calendars, cards etc.

fiverr Pro

Hand-vetted professionals, verified for quality and service.

Learn More

Premium	Standard	Basic

Minimalist. $550

Get 1 concept for a business cards, letterhead, envelope + 1 special items of your choice.

3 Days Delivery | 2 Revisions

- ✓ 1 Concept
- ✓ Print-Ready
- ✓ Double-Sided
- ✓ Source File

Continue ($550)

Compare Packages

Contact Seller

Scalable, modular and modern technology platform. Our platform is built as a collection of modules that can be individually modified or added without redeploying the entire code base. This approach allows each of our product teams to develop autonomously, giving us the flexibility to constantly develop new features, expand capacity, adopt new technologies and integrate new libraries, which facilitate the continuous enhancement of our platform.

Advanced data science capabilities. Our rich set of proprietary algorithms that power our real time personalized recommendations, ranking and matching help us match each buyer with the most relevant Gigs based on their business needs and preferences. We leverage predictive AI technologies to recommend Gigs to buyers based on their purchase history and other activity on our marketplace. Our algorithm has been designed to handle rapid and continuous growth in search queries. Further, it is also utilized to improve the liquidity between supply and demand on our marketplace, ensuring that seller capacity and buyer demands are in balance. We are data-centric and rely on data from disciplined A/B testing, buyer and seller studies and other sources to inform all of our decisions on new platform enhancements. Our search algorithm uses our large data set from our Gigs, transactions and users to optimize Gig matches and user experience for our buyers.

Clear and simple cross-platform user experience. We utilize modern front-end technologies and design concepts to offer our users a simple and intuitive user interface. We continuously strive to simplify the user experience and enhance the efficiency of purchasing Gigs on our platform. We strive to offer a consistent experience across all major devices and operating systems. Our mobile app is a great example of our focus on user experience, design and implementation. It is highly rated by our users in both the Apple App Store and the Google Play Store. We constantly try to optimize and simplify the user experience at each stage of a transaction.

Reliability. We use third-party cloud-based services to host our platform, striving to run on the latest and most modern cloud technologies. Our research and development capabilities paired with our development tools allow us to develop and deploy new products reliably without disruptions to our live instance. We have also embedded extensive monitoring and alerting infrastructure into our platform to maintain reliability and platform performance.

Security. Protecting data is one of the key pillars of our business. We protect our users’ data through a combination of processing procedures and technology tools, and we are focused on making our platform one of the most trusted ways to get work done. We monitor our server infrastructure for external hacking attempts by flagging suspicious activities, utilize tools that scan site content and dedicate teams to investigate if any irregularities are detected. In addition, we conduct regular tests for any internal or external unauthorized access to our systems and correct any known weaknesses in our systems.

Go-to-market

We have adopted a bottom up approach in our go-to-market strategy. Our goal is to target individuals and teams who work in various business functions at companies of different sizes across different industries. Our offerings resonate with people who just want to get things done within their budget and deadline constraints. Because each Gig on our platform has a clearly defined scope, duration and price, it eliminates uncertainties and frictions and allows more autonomous purchasing decisions. By providing our buyers with a favorable experience, they continuously return to our platform and drive referrals. We believe this approach is efficient because it allows us to penetrate the digital service freelance market at scale without a direct salesforce.

Our brand awareness and the virality of our solution has enabled us to acquire the majority of our new buyers through organic channels. That is complemented by highly effective performance marketing and brand investments across a variety of channels. We aim to acquire new buyers through the most efficient channels with the highest return on investment. Once they join, our goal is to demonstrate the value of our platform to our users in order to continuously increase each user’s lifetime value. We actively work to expand our wallet share by encouraging cross category purchasing, suggesting services appropriate for the respective business lifecycle and constantly improving how we match our buyer’s needs with our seller’s offerings.

Intellectual property

We design, test and update our website and apps regularly, and we have developed our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our platform and enter new market segments, without compromising quality. Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. As of December 31, 2019, we held six registered trademarks in the United States and held eight registered trademarks in foreign jurisdictions, including the European Union and Israel, that we consider material to the marketing of our products, including the marks Fiverr and Gig.

Our in-house know-how is an important element of our intellectual property. The development and management of our platform requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform offerings would be difficult. The risk of a competitor effectively replicating the functionality of our platform is further mitigated by the fact that our service offerings are cloud-based such that most of the core technology operating on our systems is never exposed to a user or to our competitors. To protect our technology, we implement multiple layers of security. Access to our platform, other than to obtain basic information, requires system usernames and passwords. We also add additional layers of security such as IP address filtering.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies.

Competition

The market for freelancers and the buyers who engage them is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new products and services. We compete with a number of online and offline platforms and services to attract and retain users, although we believe that none of our competitors offers access to the same catalog and range of services and global reach as our platform. Our main competitors fall into the following categories:

●	Traditional contingent workforce and staffing service providers and other outsourcing providers;

●	Online freelancer platforms that serve a diverse range of skill categories;

●	Other online and offline providers of products and services that allow freelancers to find work or to advertise their services, including personal and professional social networks, employment marketplaces, recruiting websites, job boards, classified ads and other traditional means of finding work;

●	Software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services; and

●	Businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services.

Government legislation and regulation

Actions of our users

In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on defamation, breach of data protection and privacy rights and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

Data protection

We hold certain personal data of our users, including their username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), profession and education, location, social media account log in details and username and additional information regarding the use of Fiverr’s Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Israeli Protection of Privacy Law (“Privacy Law”), we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our activities in locations in which we process data or have users but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees, or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protections laws and regulations. In addition, in many jurisdictions there is new legislation that may affect our business and require additional legal review.

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection could affect us. For example, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which entered into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. Additionally, some other states have passed proactive, rather than reactive, information security legislation. These state laws require that certain minimum protections and security measures be taken to protect personal data. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR).

The European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy or data protection in the electronic communications sector. Pursuant to the requirements of the ePrivacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information, both in accordance with the more stringent requirements under the GDPR. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will soon be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulation draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

As the text of the ePrivacy Regulation is still under development and currently in draft form, and as further guidance is issued and interpretation of both the ePrivacy Regulation and the GDPR develop, it is difficult to assess the impact of the ePrivacy Regulation on our business or operations, but it may require us to modify our data practices and policies and we could incur substantial costs as a result.

C.  Organizational Structure

The legal name of our company is Fiverr International Ltd. and we are organized under the laws of the State of Israel. We have four wholly-owned subsidiaries: Fiverr Inc. and ClearVoice, Inc., each of which incorporated under the laws of the State of Delaware, Fiverr Germany GmbH, incorporated under the laws of the Federal Republic of Germany and Fiverr Limited, incorporated under the laws of the Republic of Cyprus.

D.  Property, Plant and Equipment

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 4,350 square meters (approximately 46,823 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in 2021, and we have the option to extend our lease for an additional five years beyond the current term.

We also lease offices in New York City, San Francisco, Orlando and Phoenix in the United States, London, England, Berlin, Germany and Limassol, Cyprus. We intend to procure additional space as we continue to add employees, expand geographically and expand our workspaces and spaces for our community-building programming. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion together with "Selected financial data" and the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk factors" and "Special note regarding forward-looking statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 300 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product ("SaaP") model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2019, we had 2.4 million active buyers on our platform.

We were founded in 2010 by entrepreneurs who have extensive experience working with freelancers and who have witnessed firsthand how challenging the process can be. Our platform has simplified and streamlined this process for both buyers and sellers and, as a result, we have experienced significant growth and reached meaningful scale. Our GMV for the years ended December 31, 2019 and 2018 was $401.0 million and $293.5 million, respectively. Our revenue for the years ended December 31, 2019 and 2018 was $107.1 million and $75.5 million, respectively.

Our business model

We operate a marketplace model where we derive the substantial majority of our revenue from transaction fees and service fees that are based on the total value of transactions ordered through our platform. Our revenue growth has been driven primarily by the growth of active buyers and spend per buyer. For the years ended December 31, 2019 and 2018, our revenue was $107.1 million and $75.5 million, respectively, most of which was driven by repeat buyers whose collective spend on our platform continues to increase. These favorable dynamics provide us with revenue visibility and predictability. As repeat buyers keep using our platform, placing additional orders and ordering higher value and cross category services, we benefit from growing buyer lifetime value.

Our take rate, or revenue as a percentage of GMV, was 26.7% and 25.7% for the years ended December 31, 2019 and 2018, respectively. We believe we are able to command our take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. Our take rate has modestly increased since our inception, as we provide more value to buyers and sellers. The introduction of products such as And.Co paid subscriptions, Fiverr Learn and ClearVoice has also contributed to the increase of our take rate recently.

Our revenue is diversified and generated from a broad mix of digital services. Our platform includes over 300 categories across eight verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, and Lifestyle. For both the years ended December 31, 2019 and 2018, no single category accounted for more than 15% of our core marketplace revenue. Category expansion continues to be a key strategy for our business.

Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. For the years ended December 31, 2019, 2018 and 2017, approximately 70% of our core marketplace revenue was generated from Gigs purchased by buyers located in the United States, the United Kingdom, Canada, Australia and New Zealand. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

We do not hire freelancers directly or provide digital services to our buyers as a principal. Our business model can rapidly scale, and as it grows we benefit from a growing network effect. More buyers attract more sellers onto our platform, which, in turn, leads to more selection and better value for money, driving more engagement and spend by our buyers. We do not rely on a direct sales force, further enhancing the scalability of our business model. Our revenue is well diversified across our buyers, with no buyer contributing more than 1% of core marketplace revenue in the year ended December 31, 2019 or 2018.

We drive a majority of our buyer acquisition through organic channels, supplemented by efficient performance marketing investments. Our organic buyer growth results from the embedded network effect of our marketplace model and our continued growth in our brand awareness. We continue to diversify and strengthen our performance marketing capabilities and invest in data science technologies to acquire more buyers as well as buyers with higher lifetime value. Since inception, we have not made significant investments in marketing for seller acquisition.

Scaled and consistently growing buyer base

Our active buyer base has consistently grown over time. The number of active buyers on our platform has reached 2.4 million as of December 31, 2019, up from 2.0 million as of December 31, 2018. The key drivers of our active buyer base growth are continued buyer engagement and our buyer acquisition strategy. We are focused on increasing this strong base of active buyers, which we continue to monetize.

Revenue from repeat buyers

We experience significant repeat business because buyers return to our platform as we offer a variety of freelance digital services that address different businesses' needs. For example, a buyer can purchase design content for a brochure and later return to our platform for market research, an entirely different service category. At the same time, this buyer may recommend our platform to a colleague in another department who may use our platform for video editing services.

Repeat buyers generally increase spend on our platform over time. Repeat buyers contributed 58% of our revenue on our core marketplace for the year ended December 31, 2019, up from 57% in 2018. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer's first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. As shown in the figure below, the aggregate spend of each cohort stabilizes after the first year and continues to contribute to a consistent stream of revenue for future years. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior.

Core marketplace revenue composition by annual cohort 2010-2019

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2019 and 2018 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment ("tROI"), which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period1. We aim to achieve quarterly tROI of one year or less. Historically, over the twelve quarters ending December 31, 2019, we have been able to consistently achieve tROI of less than seven months.

1 Performance marketing investments in new buyer acquisition is determined by aggregating online advertising spend across various channels, including search engine optimization, search engine marketing, video and social media used for buyer acquisition. Our performance marketing investments exclude certain fixed costs, including out of home advertising and fixed labor costs. Our performance marketing investment differs from sales and marketing expenses presented in accordance with GAAP and should not be considered as an alternative to sales and marketing expenses. Our performance marketing investment has limitations as an analytical tool, including that it does not reflect certain expenditures necessary to the operation of our business, and should not be considered in isolation. Certain fixed costs are excluded from performance marketing investments and related tROl calculations because performance marketing investments represent our direct variable costs related to buyer acquisition and its corresponding revenue generation. tROl measures the efficiency of such variable marketing investments and is an indicator actively used by management to make day-to-day operational decisions.

The second measure for our paid marketing efficiency is the cumulative revenue to performance marketing investment ratio. As depicted in the chart below, our return on performance marketing investments continues to improve as the cohort ages and buyers continue to spend on our platform. For example, as of December 31, 2019, the cumulative revenue from the Q1’17 cohort has reached over 3.0x of our performance marketing investments for the first quarter of 2017. We aim to maintain our marketing efficiency as we continue to increase the scale of our performance marketing investments and target buyers with higher lifetime value.

Cumulative revenue to performance marketing investment ratios by cohort

Growth in spend per buyer

We view the acquisition of a new buyer as a starting point for building a long-term relationship between the buyer and our marketplace. Once a buyer joins our platform, we aim to expand the relationship and increase engagement and spending activities from that buyer over time. Our focus on increasing the lifetime value of our buyers on our marketplace is reflected in three areas. First, we continue to build out our platform to include more categories, more complex Gigs, and higher quality sellers in order to provide a comprehensive solution for our buyers' digital service needs. Second, our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. For example, it enables us to anticipate buyers' future needs based on their buying behavior and provide category and service recommendations. Third, we continue to go upmarket in our marketing strategies to acquire higher lifetime value buyers at top of the funnel.

We measure our buyer engagement using spend per buyer. Our spend per buyer as of December 31, 2019 was $170, up 17% from $145 as of December 31, 2018, and over 2.7x from $64 as of December 31, 2012. For the year ended December 31, 2019, buyers who spent over $500 accounted for over 53% of our core marketplace revenue, up from 35% in the year ended December 31, 2012.

These spend per buyer growth trends demonstrate our success in moving upmarket by offering a broader set of digital services, increasing engagement and lifetime value of our buyers, and growing the number of higher value Gigs and higher quality sellers on our platform through targeted marketing efforts and a number of product initiatives such as Fiverr Pro, Fiverr Studios, Fiverr’s Choice, industry stores and team accounts.

Spend per buyer 2012-2019

Key financial and operating metrics

We monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

●	"Active buyers" means buyers who have ordered a Gig or other services on Fiverr within the last 12-month period, irrespective of cancellations. An increase or decrease in the number of active buyers is a key indicator of our ability to attract and engage buyers.

●	"Spend per buyer" is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Spend per buyer is a key indicator of our buyers' purchasing patterns and is impacted by an increase in our number of active buyers, buyers purchasing from more than one category, an increase in average price per purchase and our ability to acquire buyers with a higher lifetime value.

The following table sets forth our key performance indicators as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Active buyers (in thousands)	2,352	2,019
Spend per buyer	$170	$145

Components of our results of operations

Revenue. Our revenue is comprised of transaction fees and service fees. We earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees. We recognize revenue from transaction fees and service fees upon the completion of each order or rendering a service.

Cost of revenue. Cost of revenue is mainly comprised of server hosting fees, costs of customer support personnel, amortization of capitalized internal-use software and developed technology, expenses related to payment processing companies' fees and other. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing companies' fees, server hosting fees and employee-related costs in order to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and developed technology.

Research and development. Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars, but this expense is expected to decrease as a percentage of total revenue.

Sales and marketing. Sales and marketing expenses are primarily comprised of performance marketing investments, costs of our marketing personnel, branding costs, amortization of customer relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and expect these costs to increase on an absolute dollar basis as we grow our business. Sales and marketing expense in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily include costs of our executive, finance, legal and other administrative personnel, costs associated with fraud risk reduction and other. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly listed company.

Financial income, net. Financial income, net primarily includes interest earned on cash equivalents and marketable securities, gains (losses) from foreign exchange fluctuations and other financial expenses in connection with bank charges and long-term loan

Income taxes. As of December 31, 2019, we have not yet generated taxable income in Israel. As of December 31, 2019, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $94.1 million. As of December 31, 2019, we had net operating loss carryforwards for U.S. tax purposes in the amount of approximately $10.3 million, which is expected to be subject to certain limitations under Internal Revenue Code (“IRC”) 382 following change in control that occurred upon acquisition of both ClearVoice and And.Co.

A. Operating Results

For a discussion of our results of operations for the year ended December 31, 2017, including a year-to-year comparison between 2018 and 2017, and a discussion of our liquidity and capital resources for the year ended December 31, 2017, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our final prospectus filed pursuant to Rule 424(b)(4) on June 14, 2019.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2019	2018
	(in thousands)
Revenue	$107,073	$75,503
Cost of revenue	22,224	15,621
Gross profit	84,849	59,882
Operating expenses:
Research and development	34,483	26,035
Sales and marketing	62,750	49,720
General and administrative	22,366	20,596
Total operating expenses	119,599	96,351
Operating loss	(34,750)	(36,469)
Financial income, net	1,371	408
Loss before income taxes	(33,379)	(36,061)
Income taxes	(160)	—
Net loss	$(33,539)	$(36,061)

	Year ended December 31,
	2019		2018
	(as a % of revenue)
Revenue	%	100.0%	100.0
Cost of revenue		20.8	20.7
Gross profit		79.2	79.3
Operating expenses:
Research and development		32.2	34.5
Sales and marketing		58.6	65.9
General and administrative		20.9	27.3
Total operating expenses		111.7	127.6
Operating loss		(32.5)	(48.3)
Financial income, net		1.3	0.5
Loss before income taxes		(31.2)	(47.8)
Income taxes		*	—
Net loss	%	(31.3)%	(47.8)

* Represents amounts of less than 0.5%

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue increased by $31.6 million, or 41.8%, to $107.1 million for the year ended December 31, 2019 from $75.5 million for the year ended December 31, 2018. The increase was mainly due to a 17% increase in the number of active buyers and a 17% increase in spend per buyer over the same time period and an increase of 100 basis points in our take rate, as we continue to grow our core marketplace as well as the additional revenue from And.Co, Fiverr Learn, and ClearVoice. For the years ended December 31, 2019 and 2018, we derived approximately 73% of our revenue from transaction fees and approximately 27% of our revenue from service fees.

Cost of revenue

Cost of revenue increased by $6.6 million, or 42.3%, to $22.2 million for the year ended December 31, 2019 from $15.6 million for the year ended December 31, 2018. This increase was primarily driven by an increase of $1.9 million in payment processing fees, an increase of $1.5 million in server hosting fees, an increase of $2.3 million due to employee-related costs and subcontractors costs, an increase of $0.1 million in share-based compensation, an increase of $0.6 million in amortization of capitalized internal-use software and developed technology.

Research and development

Research and development costs increased by $8.5 million, or 32.4%, to $34.5 million for the year ended December 31, 2019 from $26.0 million for the year ended December 31, 2018. This increase was primarily driven by an increase of $5.9 million in employee-related costs, an increase of $2.4 million in share-based compensation and an increase of $0.9 million in IT services related to the development of new products and features, partly offset by a decrease of $0.6 million due to acquisition related costs.

Sales and marketing

Sales and marketing expenses increased by $13.0 million, or 26.2%, to $62.8 million for the year ended December 31, 2019 from $49.7 million for the year ended December 31, 2018. This increase was primarily driven by increases of $7.0 million in performance marketing investments and other marketing activities, $5.2 million in employee-related costs due to an increase in number of employees, $1.3 million in acquisition related costs, partly offset by a decrease of $0.7 million in share-based compensation.

General and administrative

General and administrative expenses increased by $1.8 million, or 8.6%, to $22.4 million for the year ended December 31, 2019 from $20.6 million for the year ended December 31, 2018. This increase was primarily driven by an increase of $2.1 million in employee-related costs due to an increase in number of employees and an increase of $0.9 million due to fraud detection tools and related expenses, an increase of $2.0 million in accounting, legal and other expenses, mainly related to our IPO in June 2019, and an increase of $2.2 million in acquisition related costs, offset by a decrease $5.8 million in share-based compensation.

Financial income, net

Financial income, net increased to $1.4 million for the year ended December 31, 2019 from $0.4 million for the year ended December 31, 2018, primarily driven by a $1.0 million increase in interest income from investments in marketable securities.

Income taxes

Income taxes increased to $0.2 million for the year ended December 31, 2019 from $0 for the year ended December 31, 2018, primarily driven by an increase in uncertain tax positions.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Application of critical accounting policies and estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See "Risk factors" for a discussion of the possible risks that may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Business combinations

The results of an acquired business in a business combination are included in our consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805, "Business Combinations." We allocate the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by us are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

Goodwill and other Intangible Assets

Goodwill and other purchased intangible assets have been recorded in our financial statements as a result of business combinations.

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Under ASC Topic 350, "Intangible—Goodwill and other," goodwill is not amortized, but rather is subject to an impairment test. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. We operate in one reporting segment, and this segment comprises our only reporting unit. We elected to perform an annual impairment test of goodwill as of October 1st of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 3 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment was recorded for the years December 31, 2019 and 2018.

Revenue recognition

Our revenue is primarily comprised of transaction fees and service fees. We earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees.

Our revenue recognition accounting policy until January 1, 2019, prior to the adoption of the new revenue standard:

We recognize revenue in accordance with ASC Topic 605 "Revenue Recognition" and related authoritative guidance. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) fees are fixed or determinable; (iii) the collection of the fees is reasonably assured and (iv) services have been rendered.

Revenues are recorded net of provisions for cancelations, which can be reasonably estimated, based on our historical experience and management’s expectations. We recognize revenue from transaction fees and service fees upon the completion of each order.

We present revenue in accordance with ASC Topic 605-45, "Revenue Recognition-Principal Agent Considerations." The determination of whether we are the principal or agent, and whether revenue should be presented on a gross basis for the amount billed or on a net basis for the amount earned from each transaction, requires us to evaluate a number of indicators. Revenue from transaction fees was recognized on a net basis since we concluded that we act as an agent, mainly since we do not take responsibility for the sellers’ services and therefore we are not the primary obligor in the transaction and do not have latitude in price establishment.

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2018 were immaterial.

Our revenue recognition accounting policy from January 1, 2019, following the adoption of the new revenue standard:

On January 1, 2019, we adopted the new revenue standard to all contracts using the modified retrospective approach. There was no cumulative initial effect of applying the new revenue standard.

Our customers are the users on our platform. A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, we can identify each party’s rights regarding the distinct performance obligations, we can determine the transaction price for the performance obligations to be transferred, the contract has commercial substance and it is probable that we will collect the consideration to which we will be entitled in exchange for the performance obligation that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes.

Our revenue is primarily comprised of one distinct performance obligation which is to arrange services to be provided on our marketplace platform by the sellers to the buyers.

We earn transaction fees and service fees that are based on the total value of transactions ordered through the platform once the customer obtains control of the service, which occurs at a point in time upon completion of each order.

Revenue is mainly recognized on a net basis since we concluded that we act as an agent on our platform, mainly since we do not take responsibility for the sellers’ services and therefore we are not primarily responsible for fulfilling the promise to provide the service and we do not have discretion in price establishment. Therefore, we do not obtain control of the services before they are transferred to the customer.

We recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that we otherwise would have recognized is one year or less. Similarly, we do not disclose the value of unsatisfied performance obligations since the original expected duration of the contracts is one year or less.

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balance to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2019 were immaterial.

Revenue from subscription-based content marketing platform and back office platform are mainly recognized over time when the service is rendered to the customer.

Our contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers.

Internal-use software

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic. 350-40, "Internal-Use Software," capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, we have committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

We periodically review internal-use software costs to determine whether the projects will be completed, placed in service, removed from service, or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired and any unamortized cost is expensed.

When events or changes in circumstances require, we assess the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value. No impairment was recorded as of December 31, 2019 and 2018.

Share-based compensation

We account for share-based compensation in accordance with ASC Topic 718, "Compensation-Stock Compensation." Share options are mainly awarded to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method. The requisite service period for share options is generally four years. We recognize forfeitures as they occur.

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of our ordinary shares prior to the IPO, expected volatility, expected term, risk-free interest rate and expected dividends. We evaluate the assumptions used to value option awards upon each grant of share options. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Ordinary share valuations

Commencing June 13, 2019, our ordinary shares were publicly traded on the New York Stock Exchange. Upon the completion of our IPO, our share options are valued by reference to the trading price of our ordinary shares in the public market.

●	Following our IPO, the board of directors adopted a share incentive plan for employees, officers, directors and consultants. The Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. The awards are generally granted with contractual terms of up to 7 years and vest quarterly over a period of four years.

As there was no public market for our ordinary shares prior the IPO, the fair value of our ordinary shares was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

●	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

●	the liquidation preferences, rights, preferences and privileges of our protected shares relative to our ordinary shares;

●	our actual operating and financial performance;

●	current business conditions and projections;

●	our stage of development;

●	the likelihood and timing of achieving a liquidity event for the ordinary shares underlying the share options, such as an initial public offering or sale of our company, given prevailing market conditions;

●	any adjustment necessary to recognize a lack of marketability of the ordinary shares underlying the granted options;

●	the market performance of comparable publicly traded companies; and

●	the U.S. and global capital market conditions.

In valuing our ordinary shares at various dates in 2018 and in 2019 (prior to the IPO), our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates value considering an analysis of guideline public companies. The guideline public companies' method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to our forecasted revenue. To determine our peer group of companies, we considered public marketplace companies, software and recruitment service companies and selected those that represent similar but alternative investment opportunities. From time to time, we updated the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions and determining relevant multiples to apply to our revenue.

The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date. Once we determined an equity value, we used a combination of approaches to allocate the equity value to each class of our stock. We used the option pricing method ("OPM") and the probability weighted expected return method ("PWERM"). The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The PWERM involves the estimation of future potential outcomes, as well as values and probabilities associated with each respective outcome.

We also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for lack of marketability was determined using various put option models (e.g., European protective put, Finnerty put) in which a put option is used as a proxy for measuring discounts for lack of marketability of securities. The discount for lack of marketability was also supported based on an analysis of restricted stock studies detailing the pricing differences between restricted versus non-restricted shares.

In addition, we also considered any private or secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financings. Our cash, cash equivalents, bank deposits and marketable securities were $149.5 million as of December 31, 2019 compared to $56.0 million of cash and cash equivalents as of December 31, 2018. In addition, we had restricted deposits related to the loan to finance leasehold improvements in our office space of $3.5 million as of December 31, 2019 and December 31, 2018.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditures consist primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements. As part of our lease of our Israeli headquarters, the lessor financed an amount of $4.0 million out of the total cost of leasehold improvements in the office space which will be paid over a ten years period.

We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had a working capital of $105.2 million as of December 31, 2019, compared to $43.0 million as of December 31, 2018. The increase was mainly due to $88.6 million in cash received in connection with the issuance of shares in our IPO, which were mainly invested in short-term marketable securities offset by $10.0 million of cash paid in connection with the acquisition of ClearVoice.

In 2016, we signed a lease agreement for an office in Israel for a period of five years with a five-year renewal option, which we expect to utilize. As part of the agreement, the lessor agreed to finance an amount of $4.0 million out of the total cost of leasehold improvements in the office space. The loan is indexed to the consumer price index and bears an effective interest rate of 4.2%. The loan is paid over a period of ten years and does not contain financial covenants. We are required to restrict certain amounts of cash to guarantee the loan payment.

In April 2018, we entered into a credit facility with a total available borrowing capacity of $30 million. The credit facility expired on June 30, 2019. We did not borrow any amounts under the credit facility.

In November 2018, we issued 2,317,434 A4 protected ordinary shares for an aggregate amount of $53.1 million to a new investor and certain existing investors at a share price of $22.88.

In February 2019, we issued 182,752 A4 protected ordinary shares for an aggregate amount of $4.2 million to an existing investor at a share price of $22.88. This transaction was an extension of the November 2018 issuance of A4 protected ordinary shares.

In March 2019, we issued 9,606 A3 protected ordinary shares for an aggregate amount of $0.2 million to the founders of And.Co at a share price of $22.41.

In June 2019, we issued 6,052,631 ordinary shares, including the underwriters’ option to purchase additional 789,473 ordinary shares, in our IPO for an aggregate amount of $113.3 million, net of issuance costs.

In 2019 we invested in marketable securities, our marketable securities totaled $110.4 million as of December 31, 2019. Marketable securities comprised of fixed-income U.S. treasury bonds and Corporate bonds.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2019	2018
	(in thousands)
Net cash used in operating activities	$(13,944)	$(51,676)
Net cash provided by (used in) investing activities	(136,078)	26,067
Net cash provided by financing activities	117,993	53,888

Net cash used in operating activities

Net cash used in operating activities was $13.9 million for the year ended December 31, 2019, a decrease of $37.8 million compared to $51.7 million for the year ended December 31, 2018. The decrease primarily resulted from a decrease in net loss of $2.5 million, a decrease in the net outflow of $23.5 million in user funds following an arrangement with an existing payment service provider to hold funds on behalf of the buyers and sellers prior year, a decrease in non-cash charges related to depreciation and amortization of $1.3 million, a decrease in other working capital of $13.7 million due to the change in our operation volume. The decrease was partially offset by an increase in $1 million of amortization of discount on marketable securities and an increase in share-based compensation of $2.7 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities was $136.1 million for the year ended December 31, 2019, a decrease of $162.2 million compared to net cash provided by investing activities of $26.1 million for the year ended December 31, 2018. The decrease primarily resulted from investment in marketable securities of $214.3 million, and net cash of $7.2 million used for our acquisition of ClearVoice in February 2019, partially offset by $105.0 million in proceeds from maturities of marketable securities.

Net cash provided by financing activities

Net cash provided by financing activities was $118.0 million for the year ended December 31, 2019, an increase of $64.1 million compared to $53.9 million for the year ended December 31, 2018. This increase primarily resulted from the receipt of net proceeds from the IPO in an amount of $113.4 million, offset by a decrease in the issuance of protected ordinary shares in the aggregate amount of $48.7 million to a new investor and certain existing investors in 2018 compared to 2019 and an additional decrease in proceeds from exercise of options of $0.5 million in 2018 compared to 2019.

C.	Research and Development, Patents and Licenses, Etc.

Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities for us in the US and Ukraine.

Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions. We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing offering, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ needs and often arise out of their suggestions, and improving the performance of our platform.

In 2019, research and development costs accounted for approximately 32.2% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars, but this expense is expected to decrease as a percentage of total revenue.

D.	Trend Information.

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors – “A regional or global health pandemic, including novel coronavirus 2019 (COVID-2019) could severely affect our business” and “Our investment portfolio may be adversely affected by market conditions and interest rates.”

E.	Off-balance sheet arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our significant contractual obligations as of December 31, 2019 are summarized in the following table:

	Payments due by period(1)
	Total	2020	2021	2022	Thereafter
	(in thousands)
Operating lease obligations(2)	$19,003	$3,230	$3,160	$3,149	$9,464
Long-term loan including accrued interest(3)	3,467	621	621	457	1,768
Purchase obligations(4)	4,822	3,116	1,706	—	—
Total	$27,292	$6,967	$5,487	$3,606	$11,232

(1) Does not include short-term obligations that accrue monthly and are payable to third-party distributors and internet search providers.

(2) See note 10 to our audited consolidated financial statements included elsewhere in this Annual Report.

(3) See note 11 to our audited consolidated financial statements included elsewhere in this Annual Report.

(4) Mainly comprised of server hosting fees and marketing expenses.

G.	Safe Harbor

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors as of February 29, 2020:

Name	Position
Executive Officers
Micha Kaufman	Co-Founder, Chief Executive Officer, Chairman of the Board
Ofer Katz	Chief Financial Officer
Hila Klein	Chief Operating Officer
Gali Arnon	Chief Marketing Officer
Gil Sheinfeld	Chief Technology Officer
Directors
Philippe Botteri	Director
Adam Fisher	Director
Ron Gutler	Director
Gili Iohan	Director
Jonathan Kolber	Director
Erez Shachar	Director
Nir Zohar	Director

Executive Officers

Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our board of directors since our inception and currently also serves as chairman of our board of directors. Prior to co-founding Fiverr, Mr. Kaufman founded and led several technology ventures, including Keynesis Ltd., Invisia Ltd. and Spotback Ltd. Mr. Kaufman has served as a member of the Advisory Board of Cerca Partners LP, a venture capital firm, since November 2016. Mr. Kaufman holds an LL.B degree from Haifa University in Israel.

Ofer Katz has served as our Chief Financial Officer since July 2017 and served as our Chief Financial Officer under a consulting contract from February 2011 to June 2017. Prior to joining us, Mr. Katz founded Nextage Ltd., a financial services firm, in 2001 where he served as Chief Executive Officer from 2001 to 2016 and currently serves as Co-Chief Executive Officer. As Chief Executive Officer of Nextage, Mr. Katz served as acting chief financial officer to a number of companies including Wix.com Ltd., Adallom Technologies Ltd. (acquired by Microsoft Corporation), Wilocity (acquired by Qualcomm Incorporated) and Onavo (acquired by Facebook, Inc.). Mr. Katz holds a B.A. from Tel Aviv University in Israel.

Hila Klein has served as our Chief Operating Officer since January 2019. Prior to joining us, Ms. Klein spent approximately fifteen years at 888 Holdings Plc, serving in various roles including Director of House Gaming and Vice President, Casino & Bingo. Most recently at 888 Holdings, she served as Senior Vice President, Head of Product Technologies Division from April 2011 through December 2018. Ms. Klein holds a BS.c in Industrial Engineering from Technion—Israel Institute of Technology.

Gali Arnon has served as our Chief Marketing Officer since October 2017. Prior to joining us, Ms. Arnon served as Chief Executive Officer of Brightcom Group Ltd, a digital marketing and publicly traded company in India, from 2015 to 2017. Between 2014 and 2015, Ms. Arnon was Senior Vice President of Marketing and Operations at SimilarWeb Ltd., a web analytics company. Prior to that, she served in multiple vice president roles at 888 Holdings Plc, an online gaming platform and publicly traded company in London, from 2009 to 2014. Ms. Arnon holds a B.A. and M.B.A. from Tel Aviv University in Israel.

Gil Sheinfeld has served as our Chief Technology Officer since January 2017. Prior to joining us, Mr. Sheinfeld served as the Chief Executive Officer of Beach Bum Ltd., an early-stage startup and interactive games company, from November 2015 to June 2016 and the Chief Monetization Officer of Tango Me, Inc., a social video platform, between May 2015 and October 2015. Prior to that, Mr. Sheinfeld served as Chief Technology Officer of Amobee, Inc., an advertising platform, from 2013 to 2015. Mr. Sheinfeld holds a B.Sc. and M.B.A. from Tel Aviv University in Israel.

Directors

Philippe Botteri has served as a member of our board of directors since January 2016. Since 2011, Mr. Botteri has served in various senior roles and as a partner at Accel, a venture capital firm, where he focuses on investments in early stage technology companies, including cloud applications, enterprise security and online marketplaces. Prior to joining Accel, Mr. Botteri was at Bessemer Venture Partners, a global venture firm based in Silicon Valley. Mr. Botteri currently holds directorship and management positions for several Accel entities and other private companies. Mr. Botteri holds a M.A in engineering from Ecole Polytechnique and Ecole des Mines in France.

Adam Fisher has served as a member of our board of directors since January 2011. Since 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and he is the founder of the firm’s investment practice in Herzliya, Israel. From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel. Mr. Fisher currently serves as a member of the board of directors of several Bessemer Venture Partners portfolio companies and previously served on the board of directors of Wix.com Ltd. from 2007 to 2016. Mr. Fisher holds a B.S.F.S. from Georgetown University.

Ron Gutler has served as a member of our board of directors since April 2019. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler currently serves on the board of directors of Wix.com Ltd., CyberArk Software Ltd. and several private companies. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem.

Gili Iohan has served as a member of our board of directors since April 2019. Ms. Iohan is currently a partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as chief financial officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back office operations, from 2005 to April 2017. Prior to that, she was a partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

Jonathan Kolber has served as a member of our board of directors since June 2019. Mr. Kolber currently serves as a Partner and Senior Advisor at Viola Growth, a technology growth capital fund, where he previously served as a General Partner from 2008 to September 2018. Prior to that, he served as chief executive officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber also currently serves as a member of the board of directors Itamar Medical Ltd., a company publicly traded on the Tel Aviv Stock Exchange, Viola Growth portfolio companies and several other private companies. Mr. Kolber holds a B.A. from Harvard University.

Erez Shachar has served as a member of our board of directors since June 2019. He previously served as a member of our board of directors from September 2014 to April 2019 by appointment of Qumra Capital I L.P. Mr. Shachar is the co-founder and managing partner of Qumra Capital Management Ltd., a venture capital firm founded in 2014. Since 2004, Mr.Shachar has also served as managing partner of Evergreen Venture Partners Ltd., a venture capital firm, focusing on investment opportunities in technology companies. Mr. Shachar served as a member of the board of directors of Varonis Systems, Nur Macroprinters Inc., Traiana Inc., Identify, Itemfiled Inc., eGlue Business Technologies Inc. and Aduva Inc. Mr. Shachar also currently serves as a member of the board of directors of several private companies. Mr. Shachar holds a B.Sc from Tel Aviv University in Israel and M.B.A. from the INSEAD Business School.

Nir Zohar has served as a member of our board of directors since January 2014. Mr. Zohar has served as President of Wix.com Ltd. since 2013 and as Chief Operating Officer of Wix.com Ltd. since 2008. Prior to that, Mr. Zohar served as the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company, between 2005 and 2007.

B.  Compensation

Compensation of directors and executive officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter and who vote against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder who is not the Chief Executive Officer, or a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee if (i) the amendment is approved by the Chief Executive Officer and the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s Chief Executive Officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate. In the event that the Chief Executive Officer also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2019, was approximately $6.1 million. This amount includes $0.5 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2019, our directors and officers were granted options to purchase an aggregate of 539,925 ordinary shares, at a weighted average exercise price of $18.49 per share under our 2011 Share Option Plan (the “2011 Plan”) and 2019 Share Incentive Plan (the “2019 Plan”). As of December 31, 2019, options to purchase 1,882,322 ordinary shares granted to our executive officers and directors were outstanding under our 2019 Plan and our 2011 Plan at a weighted average exercise price of $24.79 and $6.24 per share, respectively. The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2019, or the Covered Executives (in thousands of U.S. dollars). All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2019.

Mr. Micha Kaufman, Co-Founder, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2019 of $260 thousand in salary expenses and $75 thousand in social benefits costs.

Mr. Ofer Katz, Chief Financial Officer. Compensation expenses recorded in 2019 of $220 thousand in salary expenses and $62 thousand in social benefits costs.

Ms. Hila Klein, Chief Operating Officer. Compensation expenses recorded in 2019 of $213 thousand in salary expenses and $58 thousand in social benefits costs.

Mr. Gil Sheinfeld, Chief Technology Officer. Compensation expenses recorded in 2019 of $269 thousand in salary expenses and $73 thousand in social benefits costs.

Ms. Gali Arnon, Chief Marketing Officer. Compensation expenses recorded in 2019 of $202 thousand in salary expenses and $51 thousand in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2019 cash bonus expenses for Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Mr. Gil Sheinfeld and Ms. Gali Arnon, as provided for in our 2019 financial statements (but due during 2020), were $390 thousand, $452 thousand, $118 thousand, $23 thousand and $105 thousand, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2019 for options and RSU grants granted to Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Mr. Gil Sheinfeld and Ms. Gali Arnon of $1,391 thousand, $900 thousand, $618 thousand, $105 thousand and $94 thousand, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2019, will continue to be expensed in our financial statements over a four-year period during the years 2020-2023 on account of the 2019 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $32,500, with additional annual payment for service on board committees as follows: $8,000 (or $20,000 for the chairperson) per membership of the audit committee, $5,000 (or $10,000 for the chairperson) per membership of the compensation committee and $4,500 (or $7,500 for the chairperson) per membership of the nominating and governance committee, or a general committee membership fee of $5,000 (or $10,000 for the chairperson) for other board committees. In addition, upon election and on the first anniversary of their appointment or election (provided the director is still in office), non-employee directors, who serve on a board committee, shall be granted with equity awards under our incentive plan at a value of $170,000 which shall vest on a quarterly basis over a period of two years (the “Initial Grant”), and on the second anniversary of their appointment or election (provided the director is still in office) with equity awards at a value of $150,000 which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee director, who serves on a board committee, shall be granted with the Initial Grant and the Annual Grant as detailed above. The awards shall be accelerated in certain change of control events.

Employment agreements with executive officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Share option plans

2011 Share Option Plan

The 2011 Share Option Plan , or the 2011 Plan, was adopted by our board of directors on March 31, 2011, amended and restated as of April 2013 and further amended on August 14, 2018 and January 25, 2019. Our United States Sub Plan to the 2011 Plan (the “U.S. Sub Plan”) governs option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes. The U.S. Sub Plan was adopted under our 2011 Plan. The 2011 Plan provided for the grant of options to our employees, directors, office holders, service providers and consultants.

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2019, a total of 4,195,266 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $9.01 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

2019 Share Incentive Plan

In connection with our IPO, we adopted a new share incentive plan, or the 2019 Plan, under which we may grant equity based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2019 Plan, we no longer grant any awards under the 2011 Plan, though previously granted options under the 2011 Plan remain outstanding and governed by the 2011 Plan. The 2019 Plan is administered by our board of directors.

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,854 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, no more than 14,820,531 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2019, a total of 118,253 restricted share units and 265,023 options to purchase ordinary shares, with a weighted average exercise price of $24.58 per share were outstanding under the 2019 Plan. As of December 31, 2019, 284,008 ordinary shares were available for future issuance under the 2019 Plan.

The 2019 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721 1961 (the “Ordinance”), and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

The 2019 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share based awards.

Options granted under the 2019 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all unexercised awards will terminate, and the shares covered by such awards shall again be available for issuance under the 2019 Plan.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2019 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2019 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2019 Plan.

C.  Board Practices

Corporate governance practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the New York Stock Exchange, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the New York Stock Exchange, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable New York Stock Exchange rules) applicable to U.S. domestic issuers.

Our board of directors has adopted corporate governance guidelines which serve as a flexible framework within which our board of directors and its committees operate subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairman of the board of directors and Chief Executive Officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstance, the guidelines also provide that the board shall designate an independent director to serve as lead independent director who shall, among other things, discuss the agenda for board meetings with the chairman and approve such agenda, and chair executive sessions of the independent directors. We comply with the rules of the New York Stock Exchange requiring that a majority of our directors are independent. Our board of directors has determined that all directors, other than Micha Kaufman, our co-founder, chief executive officer and chairman of the board of directors, are independent under such rules.

Board of directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2020 and after, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

●	the Class I directors are Philippe Botteri, Jonathan Kolber and Erez Shachar, and their terms expire at our annual general meeting of shareholders to be held in 2020;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2021; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2022.

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions), provided that a plurality voting mechanism is effected in the event of a contested election. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our amended and restated articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office, and any amendment to this provision shall require the approval of at least 65% of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the class in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the articles, until the next annual general meeting of our shareholders for the class he or she has been assigned by our board of directors.

Chairman of the board

Our amended and restated articles of association provide that the chairman of the board is appointed by the members of the board of directors. The Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer may not serve as the chairman of the board of directors, and the chairman of the board of directors or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, unless either:

●	at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent (2%) of the aggregate voting rights in the company.

Currently, our Chief Executive Officer, Micha Kaufman, also serves as our chairman of the board of directors. The required approval by our shareholders of the appointment of the Chief Executive Officer as chairman of the board must be obtained no later than five years following June 17, 2019, the closing date of our initial public offering (the “IPO”). Further, if the Chief Executive Officer serves as chairman of the board of directors, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of the board of directors of a subsidiary.

External directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the New York Stock Exchange, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the New York Stock Exchange, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Appointment Rights

Pursuant to our articles of association in effect prior to the IPO, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors terminated upon closing of the IPO. Our currently serving directors were appointed as follows:

●	Adam Fisher was appointed by BVP VII Special Opportunity Fund L.P., Bessemer Venture Partners VII L.P. and Bessemer Venture Partners VII Institutional L.P.;

●	Philippe Botteri was appointed by Accel London III L.P. and Accel London Investors 2012 L.P.;

●	Gili Iohan was appointed by Qumra Capital 1 L.P.; and

●	Ron Gutler was appointed by Square Peg Group (as defined herein).

Audit committee

Companies law requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors.

Listing requirements

Under the New York Stock Exchange corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as the chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange corporate governance rules. Our board of directors has determined that Mr. Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the New York Stock Exchange corporate governance rules.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, the SEC rules and the New York Stock Exchange corporate governance rules, which include:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation committee

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors.

Listing requirements

Under the New York Stock Exchange corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairman of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the New York Stock Exchange rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation committee role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation policy;

●	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of the general meeting of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the New York Stock Exchange rules, which include among others:

●	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to the Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy and who are present, in person or by proxy, and voting (excluding abstentions); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, as we did, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the Company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

●	if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

●	with regards to variable components:

●	with the exception of office holders who report directly to the Chief Executive Officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors, based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy was approved by our board of directors and shareholders and became effective upon the closing of our IPO.

Nominating and governance committee

Our nominating and governance committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

●	assessing the performance of the members of our board; and

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. As of December 31, 2019, Mr. Guy Sapir, C.P.A of Kesselman & Kesselman a member of PricewaterhouseCoopers International Limited is acting as our internal auditor.

Approval of related party transactions under Israeli law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management—Executive officers and directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder.

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third-party;

●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, that compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $40 million and 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.  Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2019, we had 419 employees.

In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.   Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Share Option Plans.”

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2019 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2019, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 31,937,772 ordinary shares outstanding as of December 31, 2019.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since December 31, 2019 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Principal Shareholders
BVP Group(1)	3,855,334	12.1%
Accel London Group(2)	3,120,461	9.8%
Square Peg Group(3)	2,912,821	9.1%
Qumra Group(4)	1,815,356	5.7%
Shai Wininger(5)	1,682,622	5.3%
ICP F1, L.P.(6)	1,634,922	5.1%
Directors and Executive Officers
Micha Kaufman(7)	2,482,523	7.7%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Gil Sheinfeld	*	*
Philippe Botteri(8)	—	—
Adam Fisher(9)	—	—
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(10)	4,097,978	12.8%
Erez Shachar(11)	—	—
Nir Zohar	*	*
All executive officers and directors as a group (12 persons)	7,225,501	21.9%

*	The following directors and executive officers beneficially owned less than 1% of our outstanding equity securities as of December 31, 2019: Ofer Katz, Hila Klein, Gali Arnon, Gil Sheinfeld, Ron Gutler, Gili Iohan and Nir Zohar.

(1)	Based on information reported on a Schedule 13G filed on February 14, 2020, represents (a) 539,746 ordinary shares held by Bessemer Venture Partners VII Institutional L.P. (“BVP VII Inst”), (b) 1,233,676 ordinary shares held by Bessemer Venture Partners VII L.P. (“BVP VII”) and (c) 2,081,912 ordinary shares held by BVP VII Special Opportunity Fund L.P. (“BVP SOF,” and together with BVP VII Inst and BVP VII, the “BVP Entities”). Deer VII & Co. L.P. is the general partner of the BVP Entities. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P.. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. The address for each of the BVP Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(2)	Based on information reported on a Schedule 13G filed on February 12, 2020, represents (a) 3,051,184 ordinary shares held by Accel London III L.P. and (b) 69,277 ordinary shares held by Accel London Investors 2012 L.P. (together, the “Accel London Group”). Accel London III Associates L.L.C. is the General Partner of (i) Accel London III Associates L.P., which is the General Partner of Accel London III L.P. and (ii) Accel London Investors 2012 L.P. Accel London III Associates L.L.C. has sole voting and investment power over the ordinary shares held by the Accel London Group. Each general partner, limited partner, manager and member disclaims beneficial ownership of the shares owned by the Accel London Group except to the extent of their proportionate pecuniary interest therein. The address for the Accel London Group is 500 University Avenue, Palo Alto, California 94301.

(3)	Based on information reported on a Schedule 13G filed on February 12, 2020, represents (a) 1,900,360 ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 1 Trust, (b) 246,912 ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 2 Trust, (c) 143,061 ordinary shares held by Square Peg Israel No. 1 Pty Ltd as trustee for Square Peg Fiverr No. 3 Trust, (d) 289,786 ordinary shares held by Square Peg Global Fund 2015 Pty Ltd as a trustee for Square Peg Global 2015 Trust and (e) 332,702 ordinary shares held by Square Peg UGP Pty Ltd. (collectively, the “Square Peg Group”). Paul Bassat, Antony Holt and Justin Liberman’s private investment vehicles are Limited Partners in various Square Peg Group trusts and receive economic benefits from these holdings. Each is a member of the investment committee and has a vote on investment decisions, including disposal of the ordinary shares. The principal address of the Square Peg Group is Level 1, No.28, Claremont St. South Yarra, 3141, Victoria, Australia.

(4)	Based on information reported on a Schedule 13G filed on February 14, 2020, represents (a) 1,597,014 ordinary shares held by Qumra Capital I L.P. and (b) 218,342 ordinary shares held by Qumra-Union Joint Investment L.P. (together, the “Qumra Group”). Qumra Capital Israel I Ltd. may be deemed to have beneficial ownership of the ordinary shares held by the Qumra Group. The principal address of the Qumra Group and Qumra Capital Israel I Ltd. is 4 Haneviim St., Tel Aviv, Israel.

(5)	Based on information reported on a Schedule 13G filed on February 14, 2020.

(6)	Based on information reported on a Schedule 13G/A filed on February 14, 2020, represents 1,529,922 ordinary shares held by ION Crossover Partners LP (the “Fund”) through its interest in ICP F1 LP (the “Investment Vehicle”). The Fund is wholly controlled by ION Crossover Partners GP L.P. (the “GP”). The Fund is managed by ION Crossover Partners Ltd., an Israeli company (the “Management Company”). ION Crossover Partners Fund Ltd., an Israeli company and wholly owned subsidiary of the Management Company, serves as general partner of the GP. The Management Company is controlled indirectly by three individuals, Gilad Shany, Jonathan Half and Stephen Levey. Each of the foregoing individuals disclaims beneficial ownership of the subject shares except to the extent of his pecuniary interest therein (which pecuniary interest only arises, if at all, to the extent that such individuals’ may have an equity interest as limited partners of the Fund and/or the Investment Vehicle). The address for ICP F1, L.P. is 89 Medinat Hayehudim St, Herzeliya, Israel.

(7)	Based on information reported on a Schedule 13G filed on February 14, 2020, Mr. Kaufman holds 2,123,900 ordinary shares directly and 358,623 ordinary shares underlying options that are currently exercisable within 60 days of December 31, 2019, at an exercise price of $5.88, which expire between 2025 and 2029.

(8)	Mr. Botteri holds no shares directly. Mr. Botteri is a General Partner at Accel, a venture capital fund. See note 2 above.

(9)	Mr. Fisher holds no shares directly. Mr. Fisher is a partner at Bessemer Venture Partners, which manages funds that collectively own 3,855,334 ordinary shares. See note 1 above. Mr. Fisher disclaims beneficial ownership of the securities held by the BVP Entities, except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in Deer VII & Co. L.P. and his indirect limited partnership interest in the BVP Entities.

(10)	Based on information reported on a Schedule 13G filed on February 13, 2020, represents (a) 745,469 ordinary shares held by Mr. Kolber directly, (b) 2,239,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary, and (d) 928,732 ordinary shares held by 2113089 Alberta ULC, over which Mr. Kolber has shared voting and dispositive power. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

(11)	Mr. Shachar holds no shares directly. Mr. Shachar is the Managing Partner of Qumra Capital, which manages funds that collectively own 1,815,356 ordinary shares. See note 4 above.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of February 29, 2020, we had 3,200,357 ordinary shares held by 29 U.S. resident shareholders of record, representing approximately 9.9% of total voting power.

B.  Related Party Transactions

The following is a description of our related party transactions since January 1, 2019.

Rights of appointment

Our current board of directors consists of eight directors. Pursuant to our articles of association in effect prior to the IPO, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors and observers terminated upon the closing of the IPO, although currently serving directors that were appointed prior to the IPO will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with directors and officers

Employment agreements. We entered into employment agreements with each of our executive officers in connection with our IPO. The agreements provide for the terms of each individual’s employment or service with the Company, as applicable, which have not yet been determined by our board of directors.

Options. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. We describe our option plans under Item 6. “Directors, Senior Management and Employees.”

Exculpation, indemnification and insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance.

Related party transaction policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See Item 5. “Operating and Financial Review and Prospects.”

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs” for additional information.

B.  Significant Changes

None.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

Our ordinary shares commenced trading on the New York Stock Exchange on June 13, 2019. Prior to this, no public market existed for our ordinary shares.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our ordinary shares commenced trading on the New York Stock Exchange on June 13, 2019 under the symbol “FVRR.”

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Share Capital

As of December 31, 2019, we had 31,937,772 ordinary shares outstanding.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment, termination or the terms of service of our auditors;

●	appointment of external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

C.  Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on June 3, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on June 10, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	2011 Share Option Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	Amendment No. 2 to 2011 Share Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	Amendment No. 3 to 2011 Share Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

●	2019 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on June 3, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

D.  Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.  Taxation

Taxation and government programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. In 2018 and thereafter the corporate tax rate is 23% of their taxable income. The corporate tax rate for 2017 was 24%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729 1969

The Law for the Encouragement of Industry (Taxes), 5729 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased patent, rights to use a patent, and know how, which are used for the development or advancement of the Industrial Enterprise , over an eight year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are qualified under the condition above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719 1959

The Law for the Encouragement of Capital Investments, 5719 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits subsequent to the 2005 amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The Company has elected 2012 to be its “Year of Election” to be eligible as a “Beneficiary Enterprise.” The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. In the event that the Company is profitable for tax purposes, such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified foreign investment company which is at least 49% owned by non Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.”

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations−0%, (although, if such dividends are subsequently distributed to individuals or a non Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)) (ii) Israeli resident individuals−20% (iii) non Israeli residents (individuals and corporations)−20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (“NATI”).

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment.

Israeli taxation

Capital gains taxes applicable to Israeli and non-Israeli resident shareholders. An Israeli resident is subject to capital gain tax at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of derive of the capital gain or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. A non Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation).

Taxation of Israeli and non-Israeli shareholders on receipt of dividends. An Israeli resident is subject to dividend tax at the rate of 25%. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to an Israeli or non-Israeli person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

United States federal income taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or brokers;

●	traders that elect to mark to market;

●	tax exempt entities or organizations;

●	“individual retirement accounts” and other tax deferred accounts;

●	certain former citizens or long term residents of the United States;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

●	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

●	partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities; or

●	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “—Passive Foreign Investment Company considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion under “Passive Foreign Investment Company considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company considerations

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such PFIC’s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

We may have been classified as a CFC for our 2019 taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by “United States shareholders” (generally, United States persons who are treated as owning (directly, indirectly, or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). Due to a change to the relevant attribution rules enacted December 2017, it is not clear whether we were classified as a CFC in our 2019 taxable year. The PFIC asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles, unless it is a “publicly traded corporation” for the taxable year, in which case the PFIC asset test is based on the fair market value of its assets. The determination is generally made on the basis of a quarterly average. Recently proposed U.S. Treasury regulations provide relief from the application of the attribution rules for the purpose of determining a foreign corporation’s PFIC status, and clarify the application of the asset test to CFCs in the year in which such CFC becomes publicly traded. Under the rules set forth in these proposed Treasury regulations, we believe that we would not be classified as a PFIC in respect of our 2019 taxable year. However, it is not clear to what extent we or our shareholders can rely on these proposed Treasury regulations. U.S. Holders should consult their own tax advisors regarding the application of these rules and the potential applicability of these proposed Treasury regulations.

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). Accordingly, if our market capitalization is less than anticipated or if it subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any equity offering.

Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment in all succeeding years during which you own our ordinary shares (regardless of whether we continue to meet the tests described above) unless (i) we have ceased to be a PFIC and (ii) you have made a “deemed sale” election under the PFIC rules. If such election is made, you will be deemed to have sold your ordinary shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. You should consult your own tax advisor as to the possibility and consequences of making a deemed sale election.

If we are considered a PFIC at any time that you hold ordinary shares, unless (i) we have ceased to be a PFIC and you have previously made the deemed sale election described above or (ii) you make one of the elections described below, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by you on your ordinary shares in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares during the preceding three taxable years or your holding period, whichever is shorter. Distributions below the 125% threshold are treated as dividends taxable in the year of receipt and are not subject to prior highest tax rates or the interest charge.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any of our subsidiaries that are also PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

Mark to market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark to market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark to market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark to market election will be of limited benefit.

If you make an effective mark to market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark to market election. If you make an effective mark to market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark to market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark to market rules discussed above. If you make an effective mark to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark to market election, and whether making the election would be advisable in your particular circumstances.

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Tax reporting

If you own ordinary shares during any year in which we are a PFIC and you recognize gain on a disposition of such ordinary shares or receive distributions with respect to such ordinary shares, you generally will be required to file an IRS Form 8621 with respect to us, generally with your federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

You should consult your tax advisor regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark to market election in your particular circumstances.

Backup withholding tax and information reporting requirements

Dividend payments on and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

I.  Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2019 and 2018, respectively, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the Euro and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 2% and 1% during the years ended December 31, 2019 and 2018, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2019 and 2018, we entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

We had outstanding forward contracts that qualify as hedging instruments in a cash flow hedge, in the aggregate notional amount of $7.5 million and $20.4 million as of December 31, 2019 and December 31, 2018, respectively. The fair value of the outstanding forward contracts as of December 31, 2019 and December 31, 2018 amounted to an asset of $0.2 million and a liability of $0.6 million, recorded under other receivables and accrued expenses, respectively. During the year ended December 31, 2019, gains of $0.3 million were reclassified from accumulated other comprehensive loss. During the year ended December 31, 2018, losses of $0.3 million were reclassified from accumulated other comprehensive loss. Such gains and losses were reclassified from accumulated other comprehensive loss when the related expenses were incurred.

Interest rate risk

Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments. To minimize this risk, we maintain our portfolio in a variety of high-grade securities, including U.S. treasury bonds and corporate bonds. The primary objectives of our investment activities are to support liquidity, preserve principal and to maximize income without significantly increasing risk.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

On June 17, 2019, in connection with our IPO, we amended and restated our articles of association. A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information – Memorandum and Articles of Association.”

Use of Proceeds

On June 17, 2019, we completed an IPO of 6,052,631 ordinary shares (including 789,473 additional ordinary shares sold pursuant to the exercise of the underwriters’ option to purchase additional ordinary shares) sold at an initial public offering price of $21.00 per share. The ordinary shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-231533), which was declared effective by the SEC on June 12, 2019.

The offering did not terminate until after the sale of all 6,052,631 ordinary shares registered on the registration statement. The aggregate offering price for the shares registered and sold was approximately $127.1 million. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as representatives of the several underwriters.

The IPO generated proceeds to us of approximately $118.2 million, net of underwriting discounts and commissions of approximately $8.9 million. We paid out of Company proceeds all of our fees, costs and expenses in connection with the IPO.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on June 14, 2019 pursuant to Rule 424(b).

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Board has determined that Mr. Gutler, Ms. Iohan and Mr. Zohar each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Gutler is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B.  Code of Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Conduct is available on our website at www.fiverr.com The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C.  Principal Accounting Fees and Services

The consolidated financial statements of Fiverr International Ltd. at December 31, 2018 and 2019, and for each the two years in the period ended December 31, 2019, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount billed to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2018 and 2019, and breaks down these amounts by category of service:

	2019	2018
	(in thousands)
Audit Fees	$370	$117
Audit Related Fees	750	-
Tax Fees	190	172
All Other Fees	71	16
Total	1,381	305

Audit Fees

Audit fees for the years ended December 31, 2018 and 2019 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2019 relate to services in connection with our IPO.

Tax Fees

Tax fees for the years ended December 31, 2018 and 2019 were related to tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2018 and 2019 related to services in connection with non-audit compliance and review work.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the New York Stock Exchange rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings and with respect to the shareholder approval requirements. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the New York Stock Exchange corporate governance rules.

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the New York Stock Exchange.  We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other New York Stock Exchange listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the New York Stock Exchange listing rules applicable to domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.  Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.  Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of FIVERR International Ltd.					*

2.1	Description of Securities					*

4.1 †	Form of Indemnification Agreement	F-1/A	333-231533	10.1	6/3/2019

4.2 †	Compensation Policy for Directors and Officers†	F-1/A	333-231533	10.2	6/10/2019

4.3 †	2011 Share Option Plan, as amended and restated†	F-1	333-231533	10.3	5/16/2019

4.4 †	Amendment No. 2 to 2011 Share Option Plan†	F-1	333-231533	10.4	5/16/2019

4.5 †	Amendment No. 3 to 2011 Share Option Plan†	F-1	333-231533	10.5	5/16/2019

4.6 †	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated†	F-1	333-231533	10.6	5/16/2019

4.7 †	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan†	F-1	333-231533	10.7	5/16/2019

4.8 †	2019 Share Incentive Plan†	F-1/A	333-231533	10.8	6/3/2019

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.					*

101.INS	XBRL Instance Document.	*

101.SCH	XBRL Taxonomy Extension Schema Document.	*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	*

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIVERR INTERNATIONAL LTD.

Date: March 31, 2020	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: March 31, 2020	By:	/s/ Ofer Katz
	Name:	Ofer Katz
	Title:	Chief Financial Officer

Fiverr International Ltd.

Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

FIVERR INTERNATIONAL LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 31, 2020	A Member of Ernst & Young Global

Fiverr International Ltd. and subsidiaries

Consolidated balance sheets

U.S. dollars (in thousands, except share and per share data)

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$24,171	$55,955
Marketable securities	88,559	—
User funds	55,945	39,736
Bank deposits	15,000	—
Restricted deposit	324	327
Other receivables	3,117	776
Total current assets	187,116	96,794
Marketable securities	21,805	—
Property and equipment, net	5,321	5,143
Intangible assets, net	7,188	4,065
Goodwill	11,240	1,381
Restricted deposit	3,168	3,191
Other non-current assets	522	456
Total assets	$236,360	$111,030
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	3,749	3,364
User accounts	53,013	39,736
Deferred revenue	3,248	—
Other account payables and accrued expenses	21,426	10,231
Current maturities of long-term loan	503	445
Total current liabilities	81,939	53,776
Long-term loan and other non-current liabilities	5,612	3,280
Total liabilities	$87,551	57,056
Commitments and contingencies (see note 10)
Shareholders' equity:
Share capital and additional paid-in capital:
Shares authorized: 75,000,000 Ordinary shares with no par value as of December 31, 2019, 31,390,135 Ordinary shares and Protected ordinary shares with no par value as of December 31, 2018
Shares issued and outstanding: 31,937,772 Ordinary shares as of December 31, 2019, 7,063,458 Ordinary shares and 18,461,912 Protected ordinary shares as of December 31, 2018.	306,334	178,164
Accumulated deficit	(157,763)	(123,592)
Accumulated other comprehensive income (loss)	238	(598)
Total shareholders' equity	148,809	53,974
Total liabilities and shareholders' equity	$236,360	$111,030

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of operations

U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2019	2018	2017
Revenue	$107,073	$75,503	$52,112
Cost of revenue	22,224	15,621	13,362
Gross profit	84,849	59,882	38,750
Operating expenses:
Research and development	34,483	26,035	16,074
Sales and marketing	62,750	49,720	33,772
General and administrative	22,366	20,596	8,427
Total operating expenses	119,599	96,351	58,273
Operating loss	(34,750)	(36,469)	(19,523)
Financial income, net	1,371	408	493
Loss before income taxes	(33,379)	(36,061)	(19,030)
Income taxes	(160)	—	(294)
Net loss	$(33,539)	$(36,061)	$(19,324)
Deemed dividend to Protected ordinary shareholders	(632)	—	—
Net loss attributable to Ordinary shareholders	(34,171)	(36,061)	—
Basic and diluted net loss per share attributable to Ordinary shareholders	$(1.67)	$(5.42)	$(3.04)
Basic and diluted weighted average Ordinary shares	20,503,893	6,647,898	6,355,360

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of comprehensive loss

U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2019	2018	2017
Net loss	$(33,539)	$(36,061)	$(19,324)
Marketable securities:
Unrealized gain	59	—	—
Derivatives:
Unrealized income (loss)	1,038	(925)	—
Amounts reclassified from accumulated other comprehensive income (loss)	(261)	327	—
Other comprehensive income (loss)	836	(598)	—
Comprehensive loss	$(32,703)	$(36,659)	$(19,324)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of shareholders’ equity

U.S. dollars (in thousands, except share and per share data)

	Number of
	ordinary
	shares and			Accumulated
	protected	Share capital		other	Total
	ordinary	and additional	Accumulated	comprehensive	shareholders'
	shares	paid-in capital	deficit	income (loss)	equity
Balance as of January 1, 2017	22,318,692	$108,799	$(68,207)	—	$40,592
Stock-based compensation	—	1,435	—	—	1,435
Exercise of options	206,350	396	—	—	396
Net loss	—	—	(19,324)	—	(19,324)
Balance as of December 31, 2017	22,525,042	$110,630	$(87,531)	—	$23,099
Stock-based compensation	—	11,659	—	—	11,659
Exercise of options	595,852	1,240	—	—	1,240
Issuance of Protected ordinary shares, net of issuance costs of $74*	2,404,476	54,635	—	—	54,635
Net loss	—	—	(36,061)	—	(36,061)
Other comprehensive (loss)	—	—	—	(598)	(598)
Balance as of December 31, 2018	25,525,370	$178,164	$(123,592)	$(598)	$53,974
Stock-based compensation	—	9,009	—	—	9,009
Exercise of options	162,247	857	—	—	857
Issuance of Protected ordinary shares, net of issuance cost of $60*	192,358	4,340	—	—	4,340
Issuance of Ordinary shares in connection with IPO, net of issuance costs of $4,876 (see note 1)	6,052,631	113,332	—	—	113,332
Exercise of warrants	5,166	—	—	—	—
Net loss	—	—	(33,539)	—	(33,539)
Deemed dividend related to the issuance of Protected ordinary shares	—	632	(632)	—	—
Other comprehensive income	—	—	—	836	836
Balance as of December 31, 2019	31,937,772	$306,334	$(157,763)	$238	$148,809

*	See note 3 and note 13

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of cash flows

U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(33,539)	$(36,061)	$(19,324)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,571	2,250	1,090
Amortization of discount on marketable securities	(988)	—	—
Stock-based compensation	8,899	11,648	1,403
Net loss (gain) from exchange rate fluctuations	65	(77)	(225)
Loss from disposal of property and equipment	—	26	—
Changes in assets and liabilities:
User funds	(16,209)	(39,736)	—
Other receivables	(1,583)	(143)	11
Trade payables	240	808	(145)
Deferred revenue	3,248	—	—
User accounts	13,277	7,542	9,142
Other account payables and accrued expenses	8,677	1,937	2,429
Non-current liabilities	398	130	356
Net cash used in operating activities	(13,944)	(51,676)	(5,263)
Investing activities:
Investment in marketable securities	(214,306)	—	—
Proceeds from maturities of marketable securities	104,990	—	—
Acquisition of business, net of cash acquired*	(9,967)	(2,676)	—
Purchase of property and equipment	(1,016)	(767)	(2,198)
Capitalization of internal-use software	(739)	(830)	(1,199)
Other receivables and non-current assets	(40)	(142)	2,480
Bank deposits	(15,000)	30,000	10,000
Restricted deposit	—	482	(4,000)
Net cash provided by (used in) investing activities	(136,078)	26,067	5,083
Financing activities:
Proceeds from initial public offering, net	113,350	—	—
Proceeds from exercise of options	773	1,240	396
Proceeds from issuance of Protected ordinary shares, net	4,340	53,069	—
Proceeds from a long-term loan	—	—	1,295
Repayment of a long-term loan	(470)	(421)	(438)
Net cash provided by financing activities	117,993	53,888	1,253
Effect of exchange rate fluctuations on cash and cash equivalents	245	(190)	627
Increase (decrease) in cash and cash equivalents	(31,784)	28,089	1,700
Cash and cash equivalents at the beginning of the year	55,955	27,866	26,166
Cash and cash equivalents at the end of the year	$24,171	$55,955	$27,866
Supplemental non-cash disclosure:
Purchase of property and equipment	$103	$4	$58
Stock-based compensation capitalized in internal-use software	$110	$11	$32
Other expenses capitalized in internal-use software	$219	$54	$106
Ordinary shares and Protected ordinary shares issuance costs	$18	$74	$—
Issuance of Protected ordinary shares for acquisition of business*	$—	$1,640	$—
Exercise of options	$84	$—	$—
Contingent consideration*	$4,240	$—	$—
Supplemental cash flow disclosure:
Cash paid for taxes	$36	$146	$309
Cash paid for interest	$131	$148	$158

*	See note 3

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 1: —General

a.  Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date. Fiverr International Ltd. established wholly owned subsidiaries in the United States of America (“U.S.”), Cyprus and Germany.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform includes over 300 categories across eight verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, and Lifestyle.

The Company’s platform also includes a variety of value-added products including subscription-based content marketing platform and back office platform.

b.  On June 17, 2019 the Company closed its initial public offering (“IPO”) whereby 6,052,631 Ordinary shares were sold by the Company to the public (inclusive of 789,473 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $113,332 net of underwriting discounts and other offering costs. Immediately prior to the closing of the IPO, 18,654,270 Protected ordinary shares were exchanged for Ordinary shares upon the adoption of the Company’s amended and restated articles of association. Also see note 13.

Note 2: —Significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The significant accounting policies followed in the preparation of the consolidated financial statements, are as follows:

a.	Use of estimates:

The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, income taxes, internal-use software costs, stock-based compensation and purchase price allocation on acquisitions including determination of useful lives and contingent consideration. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company. Intercompany transactions and balances have been eliminated upon consolidation.

c.	Functional currency:

The functional currency of the Company is the U.S. dollar, as it is the currency of the primary economic environment in which the Company is operating. Foreign currency transactions and balances have been re-measured to U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830, “Foreign Currency Matters.” All transaction gains and losses from re- measurement of monetary balance sheet items denominated in foreign currencies are recorded under financial income, net.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

d.	Cash and cash equivalents:

The Company considers all investments with an original maturity of three months or less at the time of purchase to be cash equivalents including amounts related to payment processing companies.

e.	Marketable securities:

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt and Equity Securities”. The Company’s investments in marketable securities consist of treasury and corporate bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses including interest and amortization of discount arising from the acquisition of the investment in marketable securities were recorded under financial income, net.

The Company classifies its investment in marketable securities as either short term or long term based on each instruments’ underlying contractual maturity date as well as the intended time of realization. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company considers available evidence in evaluating potential impairments of its marketable securities, including the duration and extent to which fair value is less than cost. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security.

No impairment was recorded for the year ended December 31, 2019.

Also see note 5.

f.	Bank deposits:

Deposits with maturities of more than three months but less than one year are classified as short term. Such deposits are presented at their costs including accrued interest.

g.	Restricted deposit:

Restricted deposit is restricted as to withdrawal or use. The Company maintains restricted deposits mainly related to the loan to finance leasehold improvements in the Company’s office space. See note 10.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	7 – 15
Leasehold improvements	The shorter of the term of the lease or useful life of the asset

The long-lived assets of the Company are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If assets are considered to be impaired, the impairment is measured by the amount which the carrying amount of the asset exceeds their fair value. No impairment was recorded for the years ended December 31, 2019, 2018 and 2017.

i.	Internal-use software:

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic, 350-40, “Internal-Use Software,” capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, the Company has committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

The Company periodically reviews internal-use software costs to determine whether the projects will be completed, placed in service, removed from service or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired, and any unamortized cost is expensed.

Capitalized internal-use software costs are recorded under intangible assets.

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. No impairment was incurred for the years ended December 31, 2019, 2018 and 2017.

j.	Business combinations:

The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805, “Business Combinations.” The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

k.	Goodwill and other purchased intangible assets:

Goodwill and other purchased intangible assets have been recorded in the Company’s financial statements as a result of business combinations. Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Under ASC Topic 350, “Intangible—Goodwill and other,” goodwill is not amortized, but rather is subject to impairment test. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company operates in one reporting segment, and this segment comprises its only reporting unit. The Company elected to perform an annual impairment test of goodwill as of October 1st of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 3 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment was recorded for the for the years ended December 31, 2019, 2018 and 2017.

l.	Derivatives and hedging:

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivative and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

m.	Fair value of financial instruments:

The Company measures and discloses the fair value of financial assets and liabilities in accordance with ASC Topic 820, “Fair Value Measurement.” Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:    Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:    Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:    Unobservable inputs are used when little or no market data is available.

n.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, investment in marketable securities, restricted deposit and derivatives, which are placed in major banks in Israel, United Kingdom, Germany and the U.S.

User funds are held by a payment service provider which, pursuant to the agreement, was engaged to hold the user funds on behalf of buyers and sellers in an account segregated from the payment service provider operating bank account.

The Company does not have significant off-balance sheet concentration of credit risks.

o.	Employee related obligations:

The Company accounts for employee related obligations in accordance with ASC Topic 715, “Compensation—retirement benefits.” The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof. The Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees.

As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. Severance costs amounted to $2,359, $1,638 and $1,194 for the years ended December 31, 2019, 2018 and 2017, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company’s U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $18.5 per year, of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches 50% of the first 6% of employee contributions. The expenses recorded by the U.S. subsidiary for matching contributions were immaterial for the years ended December 31, 2019, 2018 and 2017.

p.	User funds and user accounts:

In 2018 the Company entered into an arrangement with an existing payment service provider to hold funds on behalf of the buyers and sellers (“users”). User funds consist of buyers’ prepayments, including the Company’s transaction and service fees that will be earned when an order is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. The Company presents on the balance sheet funds held on behalf of users as user funds and corresponding user accounts and deferred revenue. Also see note 2q.

The Company does not have ownership over the funds and does not have the right to direct the funds to be used at will or for its own benefit other than those funds related to transaction and service fees owed to the Company.

q.	Revenue:

The Company’s revenue is primarily comprised of transaction fees and service fees. The Company earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees.

The Company’s revenue recognition accounting policy until January 1, 2019, prior to the adoption of the new revenue standard:

The Company recognizes revenue in accordance with ASC Topic 605 “Revenue Recognition” and related authoritative guidance. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) fees are fixed or determinable; (iii) the collection of the fees is reasonably assured and (iv) services have been rendered.

Revenues are recorded net of provisions for cancelations, which can be reasonably estimated, based on the Company’s historical experience and management’s expectations. The Company recognizes revenue from transaction fees and service fees upon the completion of each order.

The Company presents revenue in accordance with ASC Topic 605-45, “Revenue Recognition-Principal Agent Considerations.” The determination of whether the Company is the principal or agent, and whether revenue should be presented on a gross basis for the amount billed or on a net basis for the amount earned from each transaction, requires the Company to evaluate a number of indicators. Revenue from transaction fees was recognized on a net basis since the Company has concluded that it acts as an agent, mainly since it does not take responsibility for the sellers’ services and therefore it is not the primary obligor in the transaction and does not have latitude in price establishment.

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2018 and 2017 were immaterial.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company’s revenue recognition accounting policy from January 1, 2019, following the adoption of the new revenue standard:

On January 1, 2019, the Company adopted the new revenue standard to all contracts using the modified retrospective approach. There was no cumulative initial effect of applying the new revenue standard.

The Company’s customers are the users on its platform. Users accept the Company’s terms of service upon registration to the platform. Gross order amount including transaction and service fees is collected from the buyer upfront by a third-party payment provider. The prepaid amounts from buyers are simultaneously recorded as an asset under user funds with a corresponding liability to buyers under user accounts and deferred revenue until the order is completed or cancelled.

A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct services to be transferred (“performance obligations”), the Company can determine the transaction price for the services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the services that will be transferred to the customer.

The Company’s revenue is primarily comprised of one distinct performance obligation which is to arrange services to be provided (including communication, engagement and payment processing) on its marketplace platform by the sellers to the buyers.

The Company earns transaction fees and service fees that are based on the total value of transactions ordered through the platform once the buyer obtains control of the service, which occurs at a point in time upon completion of each order.

Revenue is recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and indirect taxes.

Revenue is mainly recognized on a net basis since the Company has concluded that it acts as an agent on its platform, mainly since it does not take responsibility for the sellers’ services and therefore it is not primary responsible for fulfilling the promise to provide the service and doesn’t have discretion in price establishment. Therefore, the Company does not obtain control of the services before they are transferred to the customer.

The Company elected to use the practical expedient and recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that the Company otherwise would have recognized is one year or less. Similarly, the Company does not disclose the value of unsatisfied performance obligations since the original expected duration of the contracts is one year or less.

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2019 were immaterial.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Revenue from subscription-based content marketing platform and back office platform are mainly recognized over time when the service is rendered to the customer.

Disaggregated revenue

The Company’s transaction fees for the years ended December 31, 2019, 2018 and 2017 were $78,074, $55,117 and $39,001, respectively.

The Company’s services fees for the years ended December 31, 2019, 2018 and 2017 were $28,999, $20,386 and $13,111, respectively.

Contract liabilities

The Company’s contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers.

The Company adopted the new revenue standard using the modified retrospective method without restating comparative periods and, as a result, the deferred revenues resulting from transaction and service fees owed to the Company were $3,248 as of December 31, 2019. For the year ended December 31, 2018, deferred revenue was included under user accounts.

r.	Cost of revenue:

Cost of revenue is mainly comprised of server hosting fees, costs of the Company’s customer support personnel, amortization of capitalized internal-use software and developed technology, expenses related to payment processing companies’ fees and other.

s.	Research and development expenses:

Research and development expenses are primarily comprised of costs of the Company’s research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

t.	Sales and marketing expenses:

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel, performance marketing investments, branding costs, amortization of customer relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred.

Advertising costs were $41,341, $34,843 and $24,813 for the years ended December 31, 2019, 2018 and 2017, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

u.	General and administrative expenses:

General and administrative expenses primarily include costs of the Company’s executive, finance, legal and other administrative personnel, costs associated with fraud risk reduction and other. General and administrative expenses are expensed as incurred.

v.	Share based compensation:

The Company accounts for share-based compensation in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Share options and restricted share units (“RSU”) are mainly awarded to employees and members of the Company’s board of directors and measured at fair value at each grant date. The Company calculates the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method. The Company recognizes the fair value of RSU on the grant date based on the market value of the underlying stock and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method.

The requisite service period for share options is generally four years. The Company recognizes forfeitures as they occur.

The Black-Scholes option-pricing model requires the Company to make a number of assumptions, including the value of the Company’s ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of share options.

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors.

The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends.

Commencing June 13, 2019, the Ordinary shares of the Company were publicly traded. Prior to the IPO, the fair value of ordinary shares underlying the options has historically been determined by management and approved by the Company’s board of directors. Because there has been no public market for the Company’s Ordinary shares, management has determined fair value of an Ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary shares was determined by the management until the IPO. The Company’s management determined the fair value of Ordinary shares based on valuations performed using the Option Pricing Method (“OPM”) and the Probability Weighted Expected Return Method (“PWERM”) subject to relevant facts and circumstances.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

w.	Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, “Accounting for Income Taxes,” using the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect for the years in which those tax assets are expected to be realized or settled.

The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in the relevant authoritative guidance. To the extent the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce its deferred tax assets. The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If the Company subsequently realizes or determines it is more likely than not that it will realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

The Company recognizes potential liabilities based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are established utilizing a two-step approach when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The first step requires the Company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit. The second step is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Any interest and penalties related to unrecognized tax benefits are recorded as income tax expense. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit or changes in the tax law.

x.	Segment reporting:

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.

y.	Loss per share:

The Company computes basic loss per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of Ordinary shares outstanding during the year. Diluted loss per share is computed by taking into account the potential dilution that could occur upon the exercise of options and RSU granted under stock-based compensation plans using the treasury stock method.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Basic and diluted net loss per share was presented in conformity with the two-class method for participating securities for the year ended December 31, 2019 as a result of a deemed dividend related to the issuance of Protected ordinary shares (see note 13). The Company did not declare any dividends since commencing operations, accordingly an application of the two-class method to compute loss per share would have no impact on the loss attributable to ordinary shares for the years ended December 31,2019, 2018 and 2017.

The potentially dilutive options to purchase ordinary shares that were excluded from the computation amounted to 4,578,542, 2,974,891 and 2,444,806 for the years ended December 31, 2019, 2018 and 2017, respectively, because including them would have been anti-dilutive.

z.	Contingencies:

The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of such reasonably possible losses.

aa.	Recently adopted accounting pronouncements:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In October 2016, the FASB issued ASU 2016-16 Topic 740 “Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory.” The new guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. The new guidance becomes effective for the Company for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted this guidance in 2019 with no impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The new guidance is to be applied on a prospective basis, is effective for the annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Company adopted this guidance in 2018 with no material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, ASC Topic 815 “Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities,” which simplifies the application of the hedge accounting guidance and improves the financial reporting through changes to both designation and measurement for qualifying hedging relationships and the presentation of hedge results. Further, the new guidance allows more flexibility in the requirements to qualify and maintain hedge accounting. The standard will be effective for annual reporting periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company early adopted this guidance in 2018. The Company’s derivatives and hedging activities were recorded in accordance with this guidance.

In May 2014, the FASB issued ASU 2014-09 ASC Topic 606 “Revenue from Contracts with Customers.” The new guidance includes new comprehensive revenue recognition guidance which supersedes the current revenue recognition guidance including industry specific guidance. Under the new guidance, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations and various narrow scope improvements based on practical questions raised by users. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. The guidance may be adopted through either retrospective application to all periods presented in the financial statements (full retrospective approach) or through a cumulative effect adjustment to retained earnings at the effective date (modified retrospective approach). The guidance is effective for the annual period beginning after December 15, 2018 and interim periods beginning after December 15, 2019. The Company adopted this guidance in 2019 using the modified retrospective approach with no impact on its revenue recognition practices nor a material accumulated impact following the adoption of the new guidance.

In January 2017, the FASB issued ASU 2017-01, ASC Topic 805 “Business Combinations: Clarifying the Definition of a Business,” which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. This standard is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted this guidance in 2019 with no impact on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, ASC Topic 718 “Compensation—Stock Compensation: Improvement to Nonemployee Share-Based Payments Accounting.” This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC Topic 606. The Company early adopted this guidance in 2019 with no material impact on its consolidated financial statements.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Recently issued accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU 2016-02, “Leases,” related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the timelier recognition of losses. The amendments in this update are effective for fiscal years beginning after December 31, 2020, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, ASC Topic 350 “Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for fiscal years beginning after December 15, 2022 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted.

The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In November 15, 2019, the FASB issued ASU 2019-10, 1 which (1) provides a framework to stagger effective dates for future major accounting standards and (2) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): Topic 815 “Derivatives and Hedging,” Topic 842 “Leases,” Topic 326 “Financial Instruments — Credit Losses,” Topic 350 “Intangibles — Goodwill and Other.”

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 3: —Certain transactions

a.	And Co. acquisition:

In January 2018, the Company acquired all of the outstanding shares of And Co. Ventures Inc. (“And Co.”), a company that offers a platform for online back office service to assist freelancers with invoicing, contracts, proposals, expense tracking, time tracking and task management. The total consideration of the purchase was $3,250 in cash, out of which $500 was placed in escrow, and an additional amount of $1,640 in issuance of A3 protected ordinary shares. In March 2019 the Company issued 9,606 A3 protected ordinary shares for an aggregate amount of $215 to the founders of And Co. at a share price of $22.41, paid from the amount placed in escrow according to the acquisition agreement.

The results of operations of And Co. were consolidated in the Company’s financial statements commencing the date of acquisition. The agreement stipulated additional compensation in the amount of $566, subject to the continuing employment to the founders of And Co. and $1,125 signing bonus to certain employees, out of which the Company recorded $ 211 and $1,500 under operating expenses for the years ended December 31, 2019 and 2018 respectively.

The table below summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

Cash	$574
Deposit(1)	20
Other(1)	9
Developed technology(2)	1,320
Customer relationships(3)	1,060
Trade name(4)	610
Goodwill(5)	1,381
Total acquired assets	4,974
Accrued expenses and other(1)	84
Total assumed liabilities	84
Net assets acquired	$4,890

(1)	As of the acquisition date fair value approximated the book value.
(2)	The estimated amortization period of developed technology is five years.
(3)	The estimated amortization period of customer relationships is three years.
(4)	The estimated amortization period of trade name is ten years.
(5)	Goodwill is largely attributable to expected synergies following the acquisition, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes.

The Company incurred approximately $64 in acquisition expenses which were recorded under general and administrative expenses in the year ended December 31, 2018.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

b.	ClearVoice acquisition:

In February 2019, the Company acquired all of the outstanding shares of ClearVoice, Inc. ("ClearVoice"), a subscription-based content marketing platform for a cash amount of $11,786 out of which $3,500 was placed in escrow to be released within one to two years under certain conditions.

The results of operations of ClearVoice were consolidated in the Company’s financial statements commencing the date of acquisition. The cash paid included $1,450 retention bonus subject to the continuing employment of the founders of ClearVoice, recorded under other receivables, out of which the Company recorded $1,329 under operating expenses for the year ended December 31, 2019.

The agreement stipulated additional contingent payments to shareholders of ClearVoice in an aggregate amount of up to $8,000 subject to certain milestones to be paid over a three-year period. The fair-value of the contingent consideration as of the acquisition date was $4,240 and measured based on the estimated future cash outflows, utilizing the Monte Carlo simulation. As of December 31, 2019, $3,888 and $2,439 was recorded under other account payables and accrued expenses and long-term loan and other non-current liabilities, respectively.

The following table summarizes the fair value of the consideration transferred to ClearVoice shareholders:

Cash paid	$11,786
Fair-value of contingent consideration	4,240
Retention bonus	(1,450)
Total fair value of consideration transferred	$14,576

The table below summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

Cash	$369
Accounts receivables and other receivables(1)	523
Developed technology(2)	2,600
Customer relationships(3)	1,600
Trade name(4)	560
Goodwill(5)	9,859
Total acquired assets	15,511
Trade payable(1)	91
Accrued expenses and other payables(1)	844
Total assumed liabilities	935
Net assets acquired	$14,576

(1)	As of the acquisition date fair value approximated the book value.
(2)	The estimated amortization period of developed technology is five years.
(3)	The estimated amortization period of customer relationships is three years.
(4)	The estimated amortization period of trade name is five years.
(5)	Goodwill is largely attributable to expected synergies following the acquisition, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes.

The Company incurred approximately $183 in acquisition expenses which were recorded under general and administrative expenses for the year ended December 31, 2019.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

c.	Other transactions:

In April 2014, the Company entered into a $5,000 credit line agreement, which expired at the end of 2014. According to which, the Company granted 6,401 warrants to purchase A1 protected ordinary shares at an exercise price of $4.88 per share. The warrants were exchanged into warrants to purchase ordinary shares upon the adoption of the Company’s amended and restated articles of association immediately prior to the closing of an IPO. In the third quarter of 2019 the warrants were exercised into 5,166 ordinary shares in a cashless mechanism.

In April 2018, the Company was provided with a credit facility, according to which a total amount of $30,000 was available for future utilization. The credit facility expired on June 30, 2019. The Company did not borrow any amounts under the credit facility.

Note 4: —Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2019
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$21,289	$—	$—
Deposits	2,882	—	—
Bank Deposits	15,000	—	—
Restricted deposits	3,492	—	—
Investment in marketable securities	—	110,364	—
Derivatives	—	179	—
Contingent consideration	—	—	(6,327)
	$42,663	$110,543	$(6,327)

	December 31, 2018
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$15,850	$—	$—
Deposits	40,105	—	—
Restricted deposits	3,518	—	—
Derivatives	—	(598)	—
	$59,473	$(598)	$—

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2018	$—
Acquisition of ClearVoice	(4,240)
Change in fair value	(2,087)
Fair value as of December 31, 2019	$(6,327)

Note 5: Investment in marketable securities

As of December 31, 2019, the amortized cost, unrealized holding gains and losses and fair value of such securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
December 31, 2019
U.S. treasury bonds	$75,340	$76	$—	$75,416
Corporate bonds	34,965	—	(17)	34,948
Total	$110,305	$76	$(17)	$110,364

As of December 31, 2018, the Company did not have any investment in marketable securities.

The following table summarizes the fair value and amortized cost of the available-for-sale securities by contractual maturity as of December 31, 2019:

	Amortized
	Cost	Fair Value
Due within one year	$88,487	$88,559
Due after one year through two years	21,818	21,805
Total	$110,305	$110,364

Note 6: —Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2019	2018
Leasehold improvements	$5,162	$4,981
Computers and peripheral equipment	2,121	1,333
Office furniture and equipment	1,071	952
	8,354	7,266
Less—accumulated depreciation	(3,033)	(2,123)
	$5,321	$5,143

Depreciation expenses were $920, $820 and $740 for the years ended December 31, 2019, 2018 and 2017, respectively.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

Note 7: —Intangible assets, net

Intangible assets, net consisted of the following as of:

	December 31,
	2019	2018
Developed technology	$3,920	$1,320
Capitalized internal-use software	4,019	3,005
Customer relationships	2,660	1,060
Trade name	1,170	610
	11,769	5,995
Less—accumulated amortization	(4,581)	(1,930)
	$7,188	$4,065

In connection with internal-use software, the Company capitalized $ 1,014, $789 and $1,337 for the years ended December 31, 2019, 2018 and 2017 respectively. The capitalized amount included stock-based compensation of $110, $11 and $32 for the years ended December 31, 2019, 2018 and 2017, respectively.

Amortization expenses amounted to $2,651, $1,430 and $350 for the years ended December 31, 2019, 2018 and 2017, respectively.

The estimated future amortization of intangible assets as of December 31, 2019 was as follows:

2020	$2,829
2021	2,021
2022	1,311
2023	723
2024 and thereafter	304
$7,188

Note 8: —Derivatives and hedging

The Company entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. The Company recorded the cash flows associated with these derivatives under operating activities.

The Company had outstanding forward contracts designated as hedging instruments in the aggregate notional amount of $7,500 and $20,400 as of December 31, 2019 and 2018, respectively. The fair value of the Company’s outstanding forward contracts amounted to an asset of $179 and a liability of $598 as of December 31, 2019 and 2018 respectively, recorded under other receivables and accrued expenses respectively. Gains of $261 and losses of $327 were reclassified from accumulated other comprehensive loss (income) during the years ended December 31, 2019 and 2018 respectively. Such gains and losses were reclassified from accumulated other comprehensive loss when the related expenses were incurred. These losses were recorded in the consolidated statements of operations were as follows:

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

	Year ended
	December 31,
	2019	2018	2017
Cost of revenue	$(17)	$23	$—
Research and development	(142)	173	—
Sales and marketing	(59)	60	—
General and administrative	(43)	71	—
	$(261)	$327	$—

Note 9: —Other account payables and accrued expenses

Other payable and accrued expenses consisted of the following as of:

	December 31,
	2019	2018
Accrued employee and government authorities	$8,677	$5,043
Accrued expenses and other	8,808	4,467
Contingent consideration	3,888	—
Derivatives	—	598
Other	53	123
	$21,426	$10,231

Note 10: —Commitments and contingencies

a.	Lease commitments:

The Company leases office spaces under non-cancelable operating lease agreements that expire through July 2023. The operating lease for the Company’s office space in Israel expires on December 2021 and contains a five-year renewal option, which the Company expects to utilize. The Company recognizes rent expenses on a straight-line basis over the lease term. The Company’s net rent expenses were $2,373, $1,732 and $1,273 for the years ended December 31, 2019, 2018 and 2017, respectively. In 2016, the Company entered into a non-cancelable agreement to sublease a portion of its Israel office space and recognized a sublease income of $931, $1,367 and $1,481 for the years ended December 31, 2019, 2018 and 2017, respectively, under operating expenses.

The future minimum lease payments under non-cancelable lease agreements as of December 31, 2019 were as follows:

2020	$3,230
2021	3,160
2022	3,149
2023	2,702
2024 and after	6,762
$19,003

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

b.   Legal contingencies:

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

Note 11: —Long term loan and other non-current liabilities

Long-term loan and other long-term liabilities consisted of the following as of:

	December 31,
	2019	2018
Long-term loan less current maturities of long-term loan	$2,535	$2,792
Contingent consideration	2,439	—
Accrued rent	454	364
Accrual for uncertain tax positions	184	124
	$5,612	$3,280

As part of the lease agreement (see note 10), the lessor agreed to finance an amount of $3,963 out of the total cost of leasehold improvements in the office space. The loan is indexed to the consumer price index and bears an effective interest rate of 4.2%. The loan is paid over a period of ten years and is not subject to financial covenants.

The future payments of long-term loan as of December 31, 2019 were as follows:

2020	$504
2021	526
2022	381
2023	382
2024 and after	1,245
$3,038

Note 12 – Financial income, net

	Year ended December 31,
	2019	2018	2017
Bank charges and other financial expenses	$323	$400	$209
Exchange rate loss (gain), net	195	(163)	(140)
Interest income	(1,889)	(645)	(562)
	$(1,371)	$(408)	$(493)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 13: — Shareholders' equity

a.	The Company’s board of directors and the Company’s shareholders approved a 1-for 6.69 reverse share split of the Company’s Ordinary shares and Protected ordinary shares during the second quarter of 2019. As a result of the reverse share split, (i) every 6.69 authorized, issued and outstanding Ordinary share or Protected ordinary share was decreased to one share of authorized, issued and outstanding Ordinary share or Protected ordinary share, (ii) the number of Ordinary shares into which each outstanding warrant or option to purchase an ordinary share is exercisable was proportionally decreased on a 1-for 6.69 basis, and (iii) all share prices and exercise prices were proportionally increased. All Ordinary shares and Protected ordinary shares, options, warrants, exercise prices, per share data and loss per share amounts have been adjusted retroactively for all periods presented in these financial statements to reflect the 1-for 6.69 reverse share split.

b.	The number of authorized shares as of December 31, 2019 and 2018 was 75,000,000 and 31,390,135, respectively.

c.	Ordinary shares and Protected ordinary shares:

Immediately prior to the closing of the IPO 18,654,270 Protected ordinary shares were exchanged for Ordinary shares upon the adoption of the Company’s amended and restated articles of association.

Ordinary shares and Protected ordinary shares issued and outstanding consisted of the following as of:

	December 31,
	2019	2018
A1 protected ordinary shares	—	8,492,054
A2 protected ordinary shares	—	4,302,386
A3 protected ordinary shares	—	3,350,038
A4 protected ordinary shares	—	2,317,434
Ordinary shares	31,937,772	7,063,458
	31,937,772	25,525,370

Holders of Ordinary shares and Protected ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors.

In November 2018, the Company issued 2,317,434 A4 Protected ordinary shares for an aggregate net amount of $52,995 from a new investor and certain existing investors at a share price of $22.88.

In February 2019, the Company issued 182,752 A4 Protected ordinary shares for an aggregate amount of $4,125, net of $60 issuance cost, to an existing investor at a share price of $22.88. This transaction was an extension of the November 2018 issuance of A4 Protected ordinary shares. Since all of the Protected ordinary shares purchased were issued to an existing investor, the incremental value between the share price and the fair value of the A4 Protected ordinary shares was accounted for as a deemed dividend in the amount of $632, which was recorded in the consolidated statements of changes in shareholders’ equity as an increase in share capital and additional paid-in capital with a corresponding increase in the accumulated deficit.

d.	Share based compensation:

In 2011, the board of directors adopted the 2011 share option plan for employees, officers, directors and consultants (the “2011 Plan”). Each option granted under the 2011 Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years. As of December 31, 2019, the Company is no longer granting any awards under the 2011 Plan.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

In 2019, the board of directors adopted the 2019 share incentive plan (the “2019 Plan”) for employees, officers, directors and consultants. The 2019 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), Ordinary shares, restricted shares, restricted share units and other share-based awards. Ordinary shares subject to the 2011 Plan that expire or become exercisable without having been exercised in full, would become available again for future grant under the 2019 Plan.

Each option granted under the 2019 Plan expires no later than seven years from the date of grant. The vesting period of the options is generally four years.

As of December 31, 2019, the number of Ordinary shares reserved and available for grant and issuance pursuant to the 2011 Plan and 2019 Plan was 4,862,550 ordinary shares. As of December 31, 2019, the total of Ordinary shares available for future grants was 284,008.

As of December 31, 2018, the total of ordinary shares available for future grants was 12,006.

Status of options

The following table summarizes the status of the options as of and for:

	December 31, 2019
			Weighted-
			average
		Weighted-	remaining
		average	contractual
	Number of	exercise	term
	options	price	(in years)
Outstanding at the beginning of the year	2,974,891	5.86	8.32
Granted	1,829,455	16.87
Exercised	(161,398)	5.37
Forfeited	(182,659)	11.07
Outstanding at the end of the year	4,460,289	9.93	8.07
Exercisable at the end of the year	1,662,729	5.70	6.85

The weighted-average grant-date fair value of options granted was $11.99, $1.27 and $0.40 per share for the years ended December 31, 2019, 2018 and 2017, respectively.

The fair value of these options was estimated on the grant date based on the following weighted average assumptions for:

	Year ended
	December 31,
	2019	2018	2017
Volatility	50%	45% – 50%	51% – 56%
Expected term in years	5.0 – 6.11	5.25 – 6.25	6.25
Risk-free interest rate	1.52% – 2.59%	2.0% – 3.07%	2.0% – 2.4%
Estimated fair value of underlying ordinary shares	12.8 – 22.64	8.69 – 18.47	4.75 – 5.56
Dividend yield	0%	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The options outstanding under the 2011 plan and 2011 sub-plan as of December 31, 2019 have been separated into exercise price groups as follows:

	Outstanding		Exercisable
		Weighted		Weighted
		average		average
		remaining		remaining
	Number of	contractual	Number of	contractual
Exercise price	options	life (in years)	options	life (years)
$0.00-$0.33	157,655	8.64	45,546	7.78
$1.61- $2.01	449,173	4.58	449,173	4.58
$4.48- $5.55	1,482,296	7.63	880,095	7.38
$8.70- $10.84	324,749	8.22	111,809	7.77
$12.78- $18.46	1,475,433	8.97	93,148	8.86
$21.81-$24.79	570,983	9.41	82,958	9.47
	4,460,289	8.07	1,662,729	6.85
Aggregate intrinsic value	$60,513		$29,601

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.

The aggregate intrinsic value of the exercised options was $2,715, $5,716 and $593 for the years ended December 31, 2019, 2018 and 2017, respectively.

The grant-date fair value of vested options was $5,768, $972 and $501 for the years ended December 31, 2019, 2018 and 2017, respectively.

The total unrecognized compensation cost as of December 31, 2019 was $26,227, which will be recognized over a weighted-average period of 2.91 years.

Status of RSU

The following table summarizes the status of RSU as of and for:

	December 31, 2019
		Weighted-
	Number of	average
	RSU	grant date fair value
Outstanding at the beginning of the year	—	—
Granted	124,727	22.95
Vested	(849)	23.14
Forfeited	(5,625)	23.03
Outstanding at the end of the year	118,253	22.95

Stock-based compensation costs which include options and RSU included in the consolidated statements of operations were as follows:

	Year ended
	December 31,
	2019	2018	2017
Cost of revenue	$142	$12	$20
Research and development	3,197	731	286
Sales and marketing	1,853	1,480	836
General and administrative	3,707	9,425	261
	$8,899	$11,648	$1,403

e.	Secondary market transactions:

During 2018, certain ordinary shareholders (including employees or former employees and certain directors of the Company) sold the Company’s Ordinary shares in secondary market transactions to an existing investor of the Company. They sold an aggregate amount of 679,762 Ordinary shares for an aggregate consideration of $15,000 at an average price of $21.41-$22.41 per share. The incremental value between the sale price and the fair value of the Ordinary shares at each date of sale resulted in aggregate stock-based compensation cost of $9,187 for the year ended December 31, 2018, recorded under operating expenses.

Note 14: —Income taxes

a.	Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes:

	Year ended
	December 31,
	2019	2018	2017
Domestic	$(27,916)	$(32,688)	$(18,858)
Foreign	(5,463)	(3,373)	(172)
	$(33,379)	$(36,061)	$(19,030)

b.	Income taxes:

The following are the domestic and foreign components of the Company’s income taxes:

	Year ended
	December 31,
	2019	2018	2017
Domestic	$—	$—	$—
Foreign	160	—	294
	$160	$—	$294

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended
	December 31,
	2019	2018	2017
Loss before income taxes	$(33,379)	$(36,061)	$(19.030)
Statutory tax rate	23%	23%	24%
Theoretical tax benefit	7,677	8,294	4,567
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	(4,872)	(5,822)	(5,431)
Effect of entities with different tax rates	38	(56)	25
Non-deductible expenses	(3,015)	(2,736)	(474)
Impact of change in statutory tax rate for future periods	—	—	(248)
Impact of exchange rate on temporary differences	—	—	1,321
Deductible expense	4	569	—
Other	8	(249)	(54)
Effective income taxes	$(160)	$—	$(294)

c.	Net operating loss carryforward:

As of December 31, 2019, the Company had an indefinite net operating loss (“NOL”) carryforward for Israeli tax purposes of approximately $94,147. These NOL carryforwards can be carried forward and offset against taxable income. The Company also had a NOL carryforward for U.S. tax purposes of approximately $10,313 as of December 31, 2019. Federal NOLs generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. NOLs originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. NOLs generated after December 31, 2017, have an infinite carryforward period and subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All NOLs are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of both ClearVoice and And.Co, respectively.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The principal components of the Company’s deferred tax assets are as follows:

	2019	2018
Deferred tax assets, net:
Research and development expenses and other	$7,102	$5,595
Intangible assets from acquisition of business and other	23	(203)
Net operating loss carryforwards*	24,026	20,104
	$31,151	$25,496
Less—valuation allowance in respect of net operating loss carryforwards	(31,151)	(25,496)
Total deferred tax assets, net	$—	$—

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been provided.

As of December 31, 2019, and 2018, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

e.	Tax assessments:

As of December 31, 2019, the Company had open tax years for the periods between 2014 and 2018 in Israel and for the periods between 2016 and 2018 for the U.S. subsidiary. The Company has NOL’s in the US from prior tax periods which may be subject to examination in future periods.

f.	Basis of taxation:

The Israeli corporate tax rate was 23% for the years ended December 31, 2019 and 2018. For the year ended December 31, 2017, the Israeli corporate tax rate was 24%.

The Company has elected 2012 to be its election year to be eligible for "Beneficiary Enterprise" standing under amendment No. 60 to tax benefits section No. 51 to the Law for the Encouragement of Capital Investments, 1959 (the "Law").

Pursuant to the provisions of the Law, in the event that the Company is profitable for tax purposes, the Company’s undistributed income will be tax-exempt for a period of two years beginning from the year in which taxable income is first earned. In the remaining years of benefits (between three to eight years, depending on the level of non-Israeli investments), the Company will be liable to reduced corporate tax at the rate of 10% to 25%, based on the percentage of foreign ownership.

Any income derived from sources other than from the Beneficiary Enterprise is subject to the statutory corporate tax rate.

The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in "Beneficiary Enterprise." In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment No. 73 to the Law for the Encouragement of Capital Investments (the "2017 Amendment") which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. In addition, according to the 2017 Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

In December 2016, pursuant to amendment No. 73 to the law, the tax rate on preferred Technological Enterprise income was reduced to 12%. This amendment became effective in January 2017. The Company is currently evaluating the scope of the amendment.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company’s U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

The Company has evaluated the effect of the adoption of the Act on its financial statements and adjusted accordingly its tax rate for 2018, therefore the impact of the change of the tax rate on the deferred tax assets, net was recorded in 2017.

Note 15: —Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows:

	Year ended
	December 31,
	2019	2018	2017
U.S.	$57,938	$40,529	$28,261
Europe	25,181	15,265	10,141
Asia Pacific	13,356	11,076	7,838
Rest of the world	9,374	7,477	5,155
Israel	1,224	1,156	717
	$107,073	$75,503	$52,112

Property and equipment by geographical areas were as follows:

	December 31,
	2019	2018
Israel	$4,961	$4,800
U.S. and other	360	343
	$5,321	$5,143