Form 20-F
period 2020-12-31
Fiverr International Ltd.
filed 2021-02-18
CIK 1762301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 35,842,980 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CONTENTS

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

Our fiscal year ends on December 31 of each year. References to fiscal 2018 and 2018 are references to the fiscal year ended December 31, 2018, references to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019, and references to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We define certain terms used in this Annual Report as follows:

•

“Active buyers” as of any given date means buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations.

•

“Buyers” means users who order Gigs or other services on Fiverr.

•

“Gig” or “Gigs” means the services offered on Fiverr.

•

“Gross Merchandise Value” or “GMV” means the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds.

•

“Sellers” or “freelancers” means users who offer Gigs on our core platform.

•

“Spend per buyer” as of any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date.

•

“Take rate” for a given period means revenue for such period divided by GMV for such period.

When we refer in this Annual Report to a specific number of buyers, this represents unique buyers who transact on our platform. We refer to Fiverr.com as our core platform, and Fiverr.com in addition to And.Co, ClearVoice and Sharon Lee Thony Consulting, each of which we acquired, and Fiverr Learn as our platform.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including without limitation those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Our estimates and forward-looking statements may be influenced by factors including:

•

A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery;

•

our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business;

•

we have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability;

•

if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

•

if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

•

if user engagement on our website declines for any reason, our growth may slow or stall;

•

if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

•

we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

•

our business may suffer if we do not successfully manage our current and potential future growth;

•

our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control;

•

we or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users’ personal or other data, or any other data privacy or data protection compliance issue;

•

changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business;

•

we have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our pricing model could materially and adversely affect our business;

•

errors, defects or disruptions in our platform could diminish our brand, subject us to liability, and materially and adversely affect our business, prospects, financial condition and results of operations;

•

our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform;

•

expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations;

•

if we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected;

•

our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict;

•

our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving;

•

we depend upon talented employees, including our Chief Executive Officer, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively; and

•

if we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A. Selected Financial Data

Reserved.

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

Risks relating to our business and industry

A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic has had numerous effects on the global economy and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets.

As a result of the COVID-19 pandemic, as near-term measures, we have transitioned many of our employees to remote working arrangements. The transition has had little impact on our employee productivity and has not caused any interruption to our business. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

As a result of the COVID-19 pandemic, many of our personnel are working remotely, and it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, Israel, federal and state governments in the United States, the United Kingdom and Germany are continuing to impose limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have and are continuing to result in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may adversely affect our operations. Moreover, the global pandemic created an attractive environment for our buyer acquisition strategy, and it remains uncertain whether we will continue to experience significant buyer growth as a result of the current environment.

At this point in time, there is significant uncertainty relating to the potential effect of COVID-19 on our business and our business partners, including but not limited, to the size of the labor force, our third parties that collect funds from our buyers, remits payments to our sellers and holds funds in connection with user balances, our payment processors and our disbursement partners. As infections may continue to become more widespread, we could experience a severe negative impact on our business, financial condition and results of operations. Specifically, the COVID-19 pandemic may lead to a global economic downturn and could affect the need for and the ability of sellers on our core platform to sell Gigs, which could lead to decreased demand across all of our services. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of potential effects on our business, and our business partners, financial condition and results of operations.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk factors” section.

Our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business.

The size of our community of users, including both buyers and freelancers, is critical to our success. Over the past few years, we have experienced strong growth in the number of users on our platform, including the number of active buyers, but we do not know whether we will be able to achieve similar user growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to a general decrease in spending or otherwise as a result of the COVID-19 pandemic, could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality freelancers and increase the quantity and quality of Gigs posted on our core platform. A key factor in attracting and retaining freelancers, in turn, is maintaining and increasing the number of buyers using our platform. Thus, achieving growth in our community of buyers and freelancers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users. We may also need to modify our pricing model to attract and retain such users.

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

We incurred a net loss of $14.8 million in 2020, and we expect to incur net losses for the foreseeable future. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future, especially in light of the COVID-19 pandemic, or that, if we do become profitable, we will be able to sustain profitability.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of freelancers and, in turn, enhancing our attractiveness to buyers. Successful promotion of our brand and our platform depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy and useful platform, the perceived value of our platform and our ability to provide quality support. In order to maintain and enhance our brand, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

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

The market for freelancers and the services they offer is relatively new, rapidly evolving and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work or security concerns, particularly in light of the COVID-19 pandemic. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, particularly demand for information technology services, including as a result of a macroeconomic conditions related to the COVID-19 pandemic or otherwise, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

To satisfy both buyers and freelancers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users. In addition, with the majority of our employees working from home as a result of the COVID-19 pandemic, our information technologies and support systems may be particularly strained.

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners’ technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. For example, with the growing propensity of our users to use mobile devices as their main Gig searching and management devices, we will need to continue modifying and updating our mobile apps to successfully manage the transition of our users to mobile devices. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our platform may be greater than the short-term, and potentially the total, returns from these new offerings.

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

Successful execution of our strategy depends on our ability to attract and retain users, expand the market for our platform, maintain a technological edge and provide value to our users. We face competition from a number of online and offline platforms and competitors that offer freelance services as part of their broader services portfolio. Our main competitors fall into the following categories:

•

traditional contingent workforce and staffing service providers and other outsourcing providers;

•

online freelancer platforms that serve a diverse range of skill categories;

•

other online and offline providers of products and services that allow freelancers to find work or to advertise their services, including personal and professional social networks, employment marketplaces, recruiting websites, job boards, classified ads and other traditional means of finding work;

•

software and business services companies focused on talent acquisition, management or staffing management products and services; and

•

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

Current competitors may also consolidate or be acquired by an existing or prospective competitor, which could result in the emergence of a stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our strong position among freelance services marketplaces, particularly if our key competitors consolidate or if large search engines, social media companies or other online platforms successfully leverage their large user bases to penetrate our markets. In addition, as a result of the COVID-19 pandemic, competitors that have not typically participated online may establish an online presence on their own or with our existing competitors, which may create new competitors or strengthen our existing competitors.

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

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of our platform. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities.

If we are unable to properly and prudently manage our operations as they grow, particularly in light of operational difficulties arising from the COVID-19 pandemic, or if the quality of our platform or support deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Our business involves the storage, processing and transmission of users’ proprietary, confidential and personal data as well as the use of third-party partners who store, process and transmit users’ proprietary, confidential and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced such cybersecurity incidents in the past and may experience incidents in the future. For example, in early May 2020 and in a separate incident in November 2018, an unauthorized party accessed accounts of several thousand users using valid login credentials of users. Based on our examination of these incidents, we believe that the login details (emails and passwords) were compromised in other known data breaches that have occurred in the past in other organizations unrelated to Fiverr. We have not identified and are not aware of any breach of our systems in connection with either of these incidents. Once we identified each of these incidents, we forced log-out from the affected accounts, the passwords were reset, and the affected users were required to change their password to a new one in order to use their account. In response to the May 2020 incident, we have also applied a two-factor-authentication for the affected users. We reported the May 2020 and November 2018 incidents to the relevant privacy protection authorities, and the Israeli Privacy Protection Authority initiated two separate administrative supervision procedures in July 2020 and December 2018, respectively, in connection with which we have provided certain information and materials as requested. On August 18, 2020 and April 8, 2019, respectively, the Israeli Privacy Protection Authority informed us that it closed the administrative supervision procedures, without determining we committed any violation or breach.

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

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, European legislators adopted the GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR further implemented through binding guidance by the European Data Protection Board (“EDPB”) (and supplemented by national laws in individual EU member states), imposes more stringent data protection compliance requirements and provides for more significant penalties for noncompliance in Europe. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). We are taking steps to comply with the GDPR but this is an ongoing compliance process. Additionally, California passed the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including adding new privacy rights and increasing regulation on online advertising. Additionally, the CCPA, eventually the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Further, starting on January 1, 2021, as a result of the United Kingdom’s exit from the European Union, the United Kingdom has brought the GDPR into domestic United Kingdom law with the Data Protection Act 2018 which will remain in force. The United Kingdom Data Protection Act 2018 mirrors the fines under the GDPR. See Item 4.B. “Information on the Company—Business—Government Legislation and Regulation—Data Protection—Europe”. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission (“FTC”) to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework. In addition, failure to comply with the Israeli Privacy Protection Law, 1981 (“Privacy Law”), and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

Data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to the United States and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection (such as Israel) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the European Economic Area to a country that is not deemed to be “adequate,” we rely on derogations if possible (e.g., where the transfer is necessary for the performance of a contract) or we may rely on other transfer mechanisms, including standard contractual clause or third parties’ certifications.

However, recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. There are few viable alternatives to the Standard Contractual Clauses, and the law in this area remains dynamic. These recent developments will require us to review and may require us to amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States.

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

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, particularly in light of the COVID-19 pandemic, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•

recruiting and retaining talented and capable employees outside of Israel and the United States, and maintaining our company culture across all of our offices;

•

providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

•

operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

•

compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

•

political and economic instability;

•

fluctuations in currency exchange rates;

•

double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of Israel, the United States or the international jurisdictions in which we operate; and

•

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

Online businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses and payment processing fees. As we have established the technology and network infrastructure to support our platform, the incremental cost associated with sellers adding new Gigs is relatively insignificant. However, if we are unable to maintain economies of scale, particularly in light of the COVID-19 pandemic, our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

•

our ability to maintain and grow our community of users;

•

the demand for and types of skills and services that are offered on our platform by freelancers;

•

spending patterns of buyers, including whether those buyers who use our platform frequently, or for larger services, reduce their spend or stop using our platform;

•

seasonal spending patterns by buyers or work patterns by freelancers and seasonality in the labor market;

•

fluctuations in the prices that freelancers charge buyers on our platform;

•

changes to our pricing model;

•

our ability to introduce new features and services and enhance our existing platform and our ability to generate significant revenue from new features and services;

•

our ability to respond to competitive developments, including pricing changes and the introduction of new products and services by our competitors;

•

the impact of outages of our platform and associated reputational harm;

•

changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results;

•

increases in, and timing of, operating expenses that we may incur to grow and expand our business and to remain competitive;

•

costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible impairments;

•

security or data privacy breaches and associated remediation costs;

•

litigation, adverse judgments, settlements, or other litigation-related costs;

•

changes in the common law, statutory, legislative, or regulatory environment, such as with respect to privacy and data protection, wage and hour regulations, worker classification (including classification of independent contractors or similar service providers and classification of employees as exempt or non-exempt), internet regulation, payment processing, global trade, or tax requirements;

•

fluctuations in currency exchange rates;

•

general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future; and

•

the COVID-19 pandemic.

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

Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a team of developers in the United States and Ukraine in order to benefit from the significant pool of talent that is more readily available in such markets. Many larger companies expend considerably greater amounts on employee recruitment and may be able to offer more favorable compensation and incentive packages than us. If we cannot attract or retain sufficient skilled research and development, marketing, operations and customer service professionals, our business, prospects and results of operations could be materially adversely affected. In particular, we have experienced a competitive hiring environment in Israel, where we are headquartered. If we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer.

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

Our business depends on buyers and freelancers transacting through our platform. Despite our efforts to prevent them from doing so, users may circumvent our platform and engage with or pay each other through other means to avoid the transaction fees and service fees that we charge on our platform. In addition, our efforts to reduce circumvention by buyers and freelancers may be costly or disruptive to implement and may fail to have the intended effect or have an adverse effect on our brand or user experience. Additionally, such efforts may reduce the attractiveness of our platform, divert the attention of management or otherwise harm our business.

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

The operation of our platform depends on certain third-party service providers. In particular, we currently host our platform, serve our users and support our operations using Amazon Web Services (“AWS”), a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events, including any disruptions in light of increased usage during the COVID-19 pandemic. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

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

•

we may be held liable for the unauthorized use of an account holder’s credit card or bank account number and required by card issuers or banks to pay a chargeback or return fee, and if our chargeback or return rate becomes excessive, credit card networks may also require us to pay fines or other fees;

•

we may be subject to additional risk and liability exposure, including negligence, fraud or other claims, if employees or third-party service providers misappropriate user information for their own gain or facilitate the fraudulent use of such information;

•

bad actors may use our platform, including our payment processing and disbursement methods, to engage in unlawful or fraudulent conduct, such as money laundering, terrorist financing, fraudulent sale of services, breaches of security, leakage of data, piracy or misuse of software and other copyrighted or trademarked content, and other misconduct;

•

users of our platform who are subjected or exposed to the unlawful or improper conduct of other users or other third parties, including law enforcement, may seek to hold us responsible for the conduct of other users and may lose confidence in our platform, decrease or cease to use our platform, seek to obtain damages and costs, or impose fines and penalties;

•

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

•

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

We rely on third parties to collect funds from buyers, remit payments to sellers and hold funds in connection with user balances. Although we believe that by working with a third party, our operations comply with existing U.S. federal and state and applicable international laws and regulatory requirements related to escrow, money transmission and the handling or moving of money, existing laws or regulations may change, and interpretations of existing laws and regulations may also change.

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

Our payment partners are critical to our business. In order to maintain these relationships, we have in the past been, and may in the future be, forced to agree to terms that are unfavorable to us. If we are unable to maintain our agreements with current payment partners on favorable terms, or we are unable to enter into new agreements with new payment partners on favorable terms, our ability to collect, hold and disburse funds and our revenue and business may be materially and adversely affected. This could occur for a number of reasons, including the following:

•

our payment partners may be unable to effectively accommodate changing service needs, such as those which could result from rapid growth or higher volume, particularly in light of the COVID-19 pandemic, and the fact that some of our payment partners have a limited operating history;

•

our payment partners could choose to terminate or not renew their agreements with us or only be willing to renew on different or less advantageous terms;

•

our payment partners could reduce the services provided to us, cease doing business with us, or cease doing business altogether;

•

our payment partners could be subject to delays, limitations or closures of their own businesses, networks or systems, causing them to be unable to process payments or disburse funds for certain periods of time; or

•

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

We have in the past acquired and may in the future acquire certain complementary businesses or technologies. The success of any material acquisition will depend upon several factors, including our ability to: identify and cost-effectively acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; retain and motivate key personnel; and effectively retain acquired users.

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

There is often uncertainty in the application of worker classification laws and, consequently, there is risk that freelancers could be deemed to be misclassified under applicable law. The tests governing whether a service provider is an independent contractor, or an employee are typically highly fact sensitive and vary by governing law. Laws and regulations that govern the status and misclassification of independent contractors are also subject to change and to divergent interpretations by various authorities, which can create uncertainty and unpredictability. We are aware of a number of judicial decisions and legislative proposals that have brought or could bring about major reforms in work classification, including the California legislature’s recent passage of California Assembly Bill 5 (“AB 5”). AB 5 codifies an enhanced standard for determining working classification that expands the scope of employee relationships and narrows the scope of independent contractor relationships. A misclassification determination or allegation creates potential exposure with respect to users of our platform, including but not limited to: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); liquidated damages; civil penalties and fines; claims for employee benefits, social security, workers’ compensation and unemployment; claims of discrimination, harassment and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages or other liability, and any adverse determination, including potentially the requirement for us to indemnify a user, could also harm our brand, which could materially and adversely affect our business, prospects, financial condition and results of operations. While these risks are mitigated, in part, by our contractual rights of indemnification against third-party claims, such indemnification agreements could be determined to be unenforceable or costly to enforce and indemnification under such agreements may otherwise prove inadequate.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 0.7%, 0.8% and 0.8% for the years ended December 31, 2020, 2019 and 2018, respectively. The appreciation of the NIS in relation to the U.S. dollar amounted to 7.0% and 7.8% for the years ended December 31, 2020 and 2019, respectively, and the depreciation of the NIS in relation to the U.S. dollar amounted to 8.1% for the year ended December 31, 2018.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $357.4 million as of December 31, 2020. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets, due to the uncertainties related to the development of COVID-19, may result in impairments of the carrying value of our investment assets. In addition, as our investment portfolio is invested primarily in fixed-income securities it is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as other comprehensive income, or OCI, which is a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results.

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

In addition, the OECD has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities. In 2018, the European Commission proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the European Union. Some countries, in the European Union and beyond, have unilaterally moved to introduce their own digital services tax (DST) to capture tax revenue on digital services more immediately. Notably France, Italy, Austria, the United Kingdom, Turkey, India and Spain have enacted or will soon enact a digital tax. Such laws may increase our tax obligations in those countries or change the manner in which we operate our business.

Risks related to our indebtedness and capital structure

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 0% Convertible Senior Notes due 2025, or the Convertible Notes, is triggered, holders of Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely ordinary shares (other than paying cash in lieu of delivering any fractional ordinary share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

The fundamental change repurchase right of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

Holders of the Convertible Notes have the right, subject to limited exceptions contained in the indenture governing the Convertible Notes, to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the maturity date at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the applicable fundamental change repurchase date. Such fundamental change repurchase right, if triggered, may adversely affect our financial condition and operating results.

Provisions in the indenture for the Convertible Notes may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date, holders of the Convertible Notes will have the right, at their option, to require us to repurchase all or a portion of their Convertible Notes, subject to a limited exception described in the offering memorandum for the Convertible Notes. In addition, if a make-whole fundamental change occurs prior to the maturity date, we will in some cases be required to increase the conversion rate for a holder that elects to convert its Convertible Notes in connection with such make-whole fundamental change. Furthermore, the indenture for the Convertible Notes will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Convertible Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable to you.

The accounting method for the Convertible Notes could adversely affect our reported financial condition and results.

Under applicable accounting standards we separately account for debt and equity components of convertible notes that may be settled in cash. The carrying amount of the debt component was based on the fair value of a similar hypothetical debt instrument excluding the conversion feature, valued using an effective borrowing rate which was based on our synthetic credit risk. Issuance costs were allocated to the debt and equity components in proportion to the allocation of proceeds to those components. The difference between the principal amount of the Convertible notes and the amount allocated to the debt component was considered to be debt discount, which is subsequently amortized through non cash interest expenses over the expected life of the Convertible Notes.

The amortization of discount and issuance costs that we expect to recognize for the Convertible Notes will result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could adversely affect our reported or future financial results, the trading price of our ordinary shares and the Convertible Notes.

In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update (“ASU”) eliminating the separate accounting for the debt and equity components as described above. The ASU will be effective for public entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, early adoption is permitted but not earlier than fiscal years beginning after December 15, 2020. When effective, the elimination of the separate accounting described above may impact the amortization of discount and issuance costs that we expect to recognize for the Convertible Notes for accounting purposes. The ASU described above also eliminates the possibility of treasury stock method in certain circumstances stock method for convertible instruments such as the Convertible Notes (unless we make the relevant election eliminating the option to settle the principal amount of the relevant instrument in shares) and instead require application of the “if-converted” method. Under that method, diluted earnings per share would generally be calculated assuming that all the Convertible Notes were converted solely into ordinary shares at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share. Furthermore, if any of the conditions to the convertibility of the Convertible Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Convertible Notes, as the case may be, as a current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their notes and could materially reduce our reported working capital.

The Capped Call Transactions may affect the value of our ordinary shares, and we may be subject to counterparty risk with respect to the Capped Call Transactions.

In connection with the issuance of the Convertible Notes, we entered into privately negotiated capped call transactions, or the Capped Call Transactions, with certain of the initial purchasers of the Convertible Notes or their affiliates and other financial institutions, or the option counterparties. The Capped Call Transactions cover, collectively, the number of our ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes, subject to a cap, under certain events.

The option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our ordinary shares and/or purchasing or selling our ordinary shares or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes (and are likely to do so following any conversion of the Convertible Notes or repurchase of the Convertible Notes by us on any fundamental change repurchase date, any redemption date or otherwise, in each case, if we exercise the relevant election under the Capped Call Transactions). This activity could also cause or avoid an increase or a decrease in the market price of our ordinary shares.

In addition, we are subject to the risk that any of the counterparties to the Capped Call Transactions may default under the Capped Call Transactions. Our exposure to the credit risk of the option counterparties under the Capped Call Transactions will not be secured by any collateral. In the past, economic conditions have resulted in the actual or perceived failure or financial difficulties of a number of financial institutions, including the bankruptcy filing by Lehman Brothers Holdings Inc. and various of its affiliates. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with them. Our exposure will depend on many factors. Generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our ordinary shares. In addition, as a result of a default by any counterparty to the Capped Call Transactions, we may suffer more dilution than we currently anticipate with respect to our ordinary shares. We can provide no assurances as to the financial stability or viability of any counterparty under the Capped Call Transactions.

Risks relating to our ordinary shares

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange, or the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE rules for shareholder meeting quorums and NYSE rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The market price of our ordinary shares has been and could in the future be negatively affected by future sales of our ordinary shares.

As of December 31, 2020, there were 35,842,980 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

As of December 31, 2020, we had 1,235,731 shares available for future grant under our share option plans and 3,861,603 ordinary shares that were subject to share options and restricted share units. Of this amount, 1,396,981 options were vested and exercisable as of December 31, 2020. In addition, as of December 31, 2020, we had 410,000 shares available for sale under our 2020 Employee Share Purchase Plan.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of this test, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we directly or indirectly hold 25% or more (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we do not expect to be classified as a PFIC for our current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years.Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain United States federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares, including constructively through the ownership of the Convertible Notes, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively, including through the ownership of our Convertible Notes) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation, unless certain elections are made on the individual’s federal tax return. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to controlled foreign corporations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

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

•

Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•

Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•

our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

•

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

•

our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders and any amendment to such provision requires the approval of at least 65% of the total voting power of our shareholders; and

•

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

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. "Taxation—Taxation and government programs—Israeli tax considerations and government programs” for more information.

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly since we are no longer an emerging growth company, we continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

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

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and qualify as a large accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a), our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Irrespective of compliance with Sections 404(a) and 404(b), any failure of our internal control could have a material adverse effect on our stated results of operations and harm our reputation. In order to implement changes to our internal control over financial reporting triggered by a failure of those controls, we could experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes.

Risks relating to our incorporation and location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members, operate from our offices that are located in Tel Aviv, Israel. In addition, our officers and most of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

Further, on Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held on March 2, 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries are left without necessary resources and may not receive sufficient funding moving forward. During December 2020, the government was unable to pass a budget by the applicable deadline, triggering a snap election expected to take place during March 2021.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to a “Beneficiary Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In order to remain eligible for the tax benefits provided to a “Beneficiary Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the beneficiary enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2020 was 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

General risk factors

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•

actual or anticipated fluctuations in our results of operations;

•

variance in our financial performance from the expectations of market analysts;

•

announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•

short selling activities;

•

changes in our take rate;

•

our involvement in litigation;

•

our sale of ordinary shares or other securities in the future;

•

market conditions in our industry;

•

changes in key personnel;

•

the trading volume of our ordinary shares;

•

changes in the estimation of the future size and growth rate of our markets;

•

general economic and market conditions; and

•

general economic and market conditions, including the impact of COVID-19.

The price of our ordinary shares could also be affected by possible sales of our ordinary shares by investors who view our Convertible Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our ordinary shares and Convertible Notes.

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

Item 4.Information on the Company.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our core platform, Fiverr.com, lies an expansive catalog with over 500 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product (“SaaP”) model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2020, our platform enabled $699.3 million of GMV from 3.4 million active buyers.

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

We also offer a variety of value added products to further complement our buyers and sellers’ needs, including And.Co, a platform for online back office services to assist freelancers with invoicing, contracts and task management, Fiverr Learn, an online learning platform with original course content in categories such as graphic design, branding, digital marketing and copywriting, ClearVoice, a subscription based content marketing platform for medium to large businesses and Promoted Gigs, an advertising product that allows sellers to pay for additional exposure on our website.

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

We generate revenue primarily through transaction fees and service fees. We have achieved significant growth and scale since inception. On each transaction ordered through our platform, we collect total transaction value plus the service fee from the buyer. Upon completion of the order, we then transfer the transaction value less the transaction fee to the seller. In the years ended December 31, 2020 and 2019, our revenue was $189.5 million and $107.1 million, respectively, a 77% increase, and we incurred net losses of $14.8 million and $33.5 million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

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

Comprehensive and diverse catalog. At the foundation of our core platform is an expansive catalog of Gigs that currently spans over 500 digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase Gigs such as logo design, video creation or website development with prices ranging from $5 to thousands of dollars, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Unlike such traditional solutions, each Gig on Fiverr is listed with a clearly defined scope and timeline and is sold for a fixed price rather than on an hourly basis.

Technology and data assets. We are a technology company. Our platform is powered by our machine learning technology and expansive data assets. Using our extensive data assets and our AI tools, we are able to continuously optimize our product search capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. For example, the recently launched Fiverr Logo Maker leverages our AI technology to allow graphic designers on our platform to monetize their existing designs, deliver their work faster and serve more customers, while allowing buyers to rapidly personalize and customize original, handmade designs created by sellers. By better predicting a buyer’s future needs, our algorithms improve user satisfaction, which in turn increases repeat or cross category buying activities.

Tools and infrastructure. We built a comprehensive suite of communication and collaboration functions that our buyers and sellers utilize to communicate throughout the entire transaction lifecycle. We also provide a robust end to end technology infrastructure and tools to help our sellers manage key functions of their online and offline business on our platform, such as proposals and contracts, invoicing and payments, project management and marketing. We also invest in building an infrastructure for international expansion that allows us to roll out six non English websites and provide multilingual support to our users. We have also launched Fiverr Business, a dedicated environment for teams and business buyers to transact and collaborate on Fiverr in a more seamless fashion.

Expansion of core platform. To complement Fiverr.com, we have expanded our core platform to include And.Co, Fiverr Learn, ClearVoice and Promoted Gigs, each of which provides our freelancers with additional support to serve their needs and optimize autonomy. For example, And.Co is an app that provides back office services including expense and time tracking, customized proposals and income reports. Fiverr Learn is an online course platform designed specifically to help freelancers and professionals sharpen their skills and grow their business. ClearVoice is a marketing network and collaborative workspace that allows freelancers and in house teams to collaborate on strengthening personal brands and effectively communicating with clients. Promoted Gigs is an advertising product that allows sellers to pay for additional exposure on our website.

Who we serve

Our buyers

Our buyers include businesses of all sizes and from various industries. We engage and grow our buyer base organically and through thoughtful performance and brand marketing, all without a direct sales force.

In the year ended December 31, 2020, we served 3.4 million active buyers from over 160 countries across the globe, up from 2.4 million active buyers in 2019.

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

Access to an expansive catalog of digital services. Our catalog of digital services has over 500 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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

Credentialed storefront. We enable our sellers to professionally showcase their services to buyers, establish a track record, develop a buyer base and build a professional reputation on our core platform. Our online seller forum, offline community events and “Fiverr Learn,” our e-learning platform, provide additional channels for our sellers to further enhance their skills and build their personal brand and digital storefront with us.

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

Communication and collaboration. Communication between buyers and sellers is essential to the success of our marketplace. Our messenger tool enables buyers to easily communicate with sellers. Buyers are able to describe their requirements and preferences during the pre order process and the communication channels for process management and coordination remain open over the lifecycle of the Gig. As part of deliverable acceptance, buyers may utilize our “Request Revisions” feature to further refine the deliverable, if desired. Now, with Fiverr Business, larger teams can collaborate and transact in a seamless fashion on our platform. Fiverr Business provides larger teams a curated experience with collaboration and administrative tools and to easily integrate freelancers into their workflows.

fiverr.
Dashboard
Messages
Orders
Gigs
Analytics
Earnings
Community
More
Switch to buying
$920.00
All Conversations
klf766 17h
Me: Hey, no, sorry.
logohgg 4d
Me: Hey, it really depends...
lauren64 1 week
Me: Here's your Custom Offer
lurenst 1 week
Me: Yes, I will do it later
mimlog8 2 weeks
Me: ok, here it is.
kompozicija987 3 weeks
Me: 1 File
lolo677 1 month
Me: Maybe later.
caresl 2 months
Me: Sure thing lol :)
manymo 2 months
Me: Hey, no, sorry.
lauren64
Last seen 20m ago | Local time Jan 27, 5:02 AM
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

fiverr.
Dashboard
Messages
Orders
Gigs
Analytics
Earnings
Community
More
Switch to buying
$920.00
• Online
glados ★ 4.8
Level 2 Seller
Response Rate 98%
On-Time Delivery 92%
Order Completion 95%
In-Order Communication 99%
Earned in November $6,890
Response Time 1Hrs
Inbox (5)
View All
Active Orders - 3 ($580)
All Orders
B
bukin12
Price
$325
Delivery Time
5d, 12h
Status
NEW
View Order
copo33
Price
$245
Delivery Time
3d, 5h
Status
NEW
View Order
L
lorijkr
Price
$110
Delivery Time
2d, 1h
Status
IN PROGRESS
View Order
Upgrade Your Business
AND.CO makes freelancing easy
Use "20FORFIVERR" for 20% off proposals, invoicing and more.
AND.CO

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

Learning and education. On our proprietary learning platform, we provide sellers access to an education center with comprehensive information on how to grow as a freelancer as well as become a more effective seller on Fiverr. We offer tutorials and materials on the use of Fiverr infrastructure tools, allowing sellers to get the most out of their experience on our core platform. This is supplemented by our Seller Help Center, which allows sellers to open tickets with customer support as well as access a comprehensive set of FAQs and how-to videos. We also provide access to a library of high quality educational content through Fiverr Learn to help freelancers improve their skills and grow professionally.

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

fiverr Pro

Find Pro Services | Search Pro

Fiverr Pro · Messages · Saved · Buying · Switch to selling · $920.00

Graphic & Design · Digital Marketing · Writing & Translation · Video & Animation · Music & Audio · Programing & Tech

Overview · Description · About The Seller · Compare Packages · FAQ · Reviews

Favorite 420 · Share

Fiverr Pro > Graphics & Design > Business Cards & Stationery

I will design your stationery and brand identity

andelby Level 2 Seller | ★★★★★ 5.0 (6)

PROZAC·EAT
Creative Food Experience

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

Premium | Standard | **Basic**

Minimalist. $550

Get 1 concept for a business cards, letterhead, envelope + 1 special items of your choice.

3 Days Delivery · 2 Revisions

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

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. As of the date of this Annual Report, we hold six registered trademarks in the United States and 12 registered trademarks in foreign jurisdictions, including the European Union, the United Kingdom and Israel, that we consider material to the marketing of our products, including the marks Fiverr and Gig.

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

Competition

The market for freelancers and the buyers who engage them is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new products and services. We compete with a number of online and offline platforms and services to attract and retain users, although we believe that none of our competitors offers access to the same catalog and range of services and global reach as our platform. Our main competitors fall into the following categories:

•

Traditional contingent workforce and staffing service providers and other outsourcing providers;

•

Online freelancer platforms that serve a diverse range of skill categories;

•

Other online and offline providers of products and services that allow freelancers to find work or to advertise their services, including personal and professional social networks, employment marketplaces, recruiting websites, job boards, classified ads and other traditional means of finding work;

•

Software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services; and

•

Businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services.

Environmental, Social and Governance (ESG) Practices

As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders – including, our buyers, sellers, community, and employees. We aim to achieve the highest ESG standards while continuing to develop our business and executing on our strategy.

Our marketplace promotes and supports fair social and economic opportunities in the professional services global market. We recognize that there are systemic and cultural biases, caused by age, gender, ethnicity, orientation, religion, or ability - and we know these biases can reduce the accessibility to opportunities on a global scale. It is our mission to shrink these accessibility gaps worldwide through our platform, the programs we support, and the partners we work with. To successfully pursue our mission, we understand that we must gain the trust of our community. Therefore, we invest resources into data privacy and how we can protect our buyers and sellers. We are building key infrastructures and policies to safeguard the data of our platform and the privacy of our community of buyers and sellers. We are also committed to maintain the integrity of the transactions performed on our marketplace and continue to invest in our ethical approach to our marketplace.

We value and celebrate diversity within our community. The work environment we created seeks to foster an inclusive culture, where our employees feel empowered, challenged, and in possession of the tools to thrive at the Company and in their personal lives. We are continuously learning and looking at ways to improve on making the Company an environment that is an inclusive place of work. Furthermore, we recognize the importance of environmental (including climate change) matters. Our platform encourages remote work in a way that reduces emissions from daily commuting times. Moreover, we make continuous efforts to decrease the direct environmental impact of our operations.

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

Data protection

We hold certain personal data of our users, including their username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), profession and education, location, social media account log in details and username and additional information regarding the use of Fiverr’s Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Privacy Law, we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Privacy Law, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

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

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection could affect us. For example, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which entered into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. More recently, in November 2020, California voters passed the California Privacy Rights Act (“CPRA”), which will go into substantial effect on January 1, 2023, and will amend the CCPA to add new privacy rights and other obligations. Additionally, some other states have passed proactive, rather than reactive, information security legislation. These state laws require that certain minimum protections and security measures be taken to protect personal data. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). As of January 1, 2021, because of the United Kingdom's withdrawal from the EU, we also have to comply with the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK Data Protection Act 2018 mirrors the fines under the GDPR.

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

The GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe to the United States unless the transfer is subject to specific safeguards to protect the transferred personal data. Recent legal developments upheld the adequacy of standard contractual clauses (subject to potential future limitations) but invalidated the EU-US Privacy Shield Framework. We rely on standard contractual clauses and any limits on their adequacy could require that we amend the legal mechanisms by which we transfer personal data to/from the United States.

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

C. Organizational Structure

The legal name of our company is Fiverr International Ltd. and we are organized under the laws of the State of Israel. We have seven wholly-owned subsidiaries: Fiverr Inc., ClearVoice, Inc. and Working Not Working, Inc., each of which incorporated under the laws of the State of Delaware, Freelancers Fund LLC, incorporated under the laws of the State of Delaware, Sharon Lee Thony Consulting, LLC, incorporated under the laws of the State of New York, Fiverr Germany GmbH, incorporated under the laws of the Federal Republic of Germany and Fiverr Limited, incorporated under the laws of the Republic of Cyprus.

D. Property, Plant and Equipment

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 4,350 square meters (approximately 46,823 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in 2026.

We also lease offices in New York City, San Francisco, Orlando and Phoenix in the United States, London, England, Berlin, Germany and Limassol, Cyprus. As a result of the COVID 19 pandemic, we have temporarily canceled our leases for coworking spaces in San Francisco, London and Berlin. We intend to procure additional space as we continue to add employees, expand geographically and expand our workspaces and spaces for our community building programming. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A.  Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 500 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product ("SaaP") model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2020, we had 3.4 million active buyers on our platform.

We were founded in 2010 by entrepreneurs who have extensive experience working with freelancers and who have witnessed firsthand how challenging the process can be. Our platform has simplified and streamlined this process for both buyers and sellers and, as a result, we have experienced significant growth and reached a meaningful scale. Our GMV for the years ended December 31, 2020 and 2019 was $699.3 million and $401.0 million, respectively. Our revenue for the years ended December 31, 2020 and 2019 was $189.5 million and $107.1 million, respectively.

Our business model

We operate a marketplace model where we derive the substantial majority of our revenue from transaction fees and service fees that are based on the total value of transactions ordered through our platform. Our revenue growth has been driven primarily by the growth of active buyers and spend per buyer. For the years ended December 31, 2020 and 2019, our revenue was $189.5 million and $107.1 million, respectively, most of which was driven by repeat buyers whose collective spend on our platform continues to increase. These favorable dynamics provide us with revenue visibility and predictability. As repeat buyers keep using our platform, placing additional orders and ordering higher value and cross category services, we benefit from growing buyer lifetime value.

Our take rate, or revenue as a percentage of GMV, was 27.1% and 26.7% for the years ended December 31, 2020 and 2019, respectively. We believe we are able to command our take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. Our take rate has modestly increased since our inception, as we provide more value to buyers and sellers. The introduction of products such as And.Co paid subscriptions, Fiverr Learn and ClearVoice has also contributed to the increase of our take rate recently.

Our revenue is diversified and generated from a broad mix of digital services. Our platform includes over 500 categories across eight verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, and Lifestyle. For both the years ended December 31, 2020 and 2019, no single category accounted for more than 15% of our core marketplace revenue. Category expansion continues to be a key strategy for our business.

Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. For the years ended December 31, 2020 and 2019, approximately 70% of our core marketplace revenue was generated from Gigs purchased by buyers located in the United States, the United Kingdom, Canada, Australia and New Zealand. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

We do not hire freelancers directly or provide digital services to our buyers as a principal. Our business model can rapidly scale, and as it grows we benefit from a growing network effect. More buyers attract more sellers onto our platform, which, in turn, leads to more selection and better value for money, driving more engagement and spend by our buyers. We do not rely on a direct sales force, further enhancing the scalability of our business model. Our revenue is well diversified across our buyers, with no buyer contributing more than 1% of core marketplace revenue in the years ended December 31, 2020 or 2019.

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

Scaled and consistently growing buyer base

Our active buyer base has consistently grown over time. The number of active buyers on our platform has reached 3.4 million as of December 31, 2020, significantly up from 2.4 million as of December 31, 2019. The key drivers of our active buyer base growth are continued buyer engagement and our buyer acquisition strategy. We are focused on increasing this strong base of active buyers, which we continue to monetize.

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

Repeat buyers generally increase spend on our platform over time. For the year ended December 31, 2020, repeat buyers contributed 55% of our revenue on our core marketplace, down from 58% in the year ended December 31, 2019, as the significant growth of new buyers in 2020 impacted the mix shift of revenue contribution between new and repeat buyers. We’ve also experienced an elevated level of spend across all repeat buyers during 2020 driven by the secular tailwind of digital transformation and remote work. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer's first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. As shown in the figure below, the aggregate spend of each cohort stabilizes after the first year and continues to contribute to a consistent stream of revenue for future years. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior. During 2020, all annual cohorts experienced an elevated level of spending compared to historical patterns, driven by secular tailwinds in digital transformation and remote work.

Core marketplace revenue composition by annual cohort 2010-2020

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2020 and 2019 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment (“tROI”), which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period1. We aim to achieve quarterly tROI of one year or less. Historically, over the eight quarters ending December 31, 2020, we have been able to consistently achieve tROI of less than six months.

The second measure for our paid marketing efficiency is the cumulative revenue to performance marketing investment ratio. As depicted in the chart below, our return on performance marketing investments continues to improve as the cohort ages and buyers continue to spend on our platform. For example, as of December 31, 2020, revenue from the Q4’20 cohort had already amounted to 1.1x of our performance marketing investments during that quarter and the cumulative revenue from the Q1’17 cohort has reached 3.8x of our performance marketing investments during that quarter. Not only have our new buyer cohorts for the last three quarters been larger than in the corresponding quarters from 2019, we are also encouraged to see that the quality of those cohorts have been very consistent to those of historical cohorts. The Q2’20 and Q3’20 cohorts have now reached a cumulative revenue to performance marketing investment ratio of 1.8x and 1.4x respectively, both of which are slightly ahead of a typical cohort performance after three and two quarters, respectively. We aim to maintain our marketing efficiency as we continue to increase the scale of our performance marketing investments and target buyers with higher lifetime value.

_________________________________________________

[1] Performance marketing investments in new buyer acquisition is determined by aggregating online advertising spend across various channels, including search engine optimization, search engine marketing, video and social media used for buyer acquisition. Our performance marketing investments exclude certain fixed costs, including out of home advertising and fixed labor costs. Our performance marketing investment differs from sales and marketing expenses presented in accordance with GAAP and should not be considered as an alternative to sales and marketing expenses. Our performance marketing investment has limitations as an analytical tool, including that it does not reflect certain expenditures necessary to the operation of our business, and should not be considered in isolation. Certain fixed costs are excluded from performance marketing investments and related tROl calculations because performance marketing investments represent our direct variable costs related to buyer acquisition and its corresponding revenue generation. tROl measures the efficiency of such variable marketing investments and is an indicator actively used by management to make day-to-day operational decisions.

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

We measure our buyer engagement using spend per buyer. Our spend per buyer as of December 31, 2020 was $205, up 20% from $170 as of December 31, 2019. For the year ended December 31, 2020, buyers who spent over $500 accounted for over 58% of our core marketplace revenue, up from 53% in the year ended December 31, 2019.

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

Spend per buyer 2017-2020

Impact of COVID-19 pandemic

The outbreak of the novel coronavirus, or COVID-19, has significantly impacted businesses around the world. While we cannot estimate the duration or scope of the COVID-19 pandemic, our business has not been negatively impacted so far. To ensure the health and safety of our team, we have transitioned many of our employees to remote working arrangements. The transition has had little impact on our employee productivity and has not caused any interruption to our business. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

Our business experienced increased volatility in March 2020 as the impact of COVID-19 intensified globally, but we were able to quickly rebound and resume growth within a few weeks. Since then, our business has experienced significant growth in terms of both active buyers and active sellers, as well as the overall GMV and revenue. The global pandemic has fundamentally changed how businesses reach their customers and how work takes place, and as a result, businesses are increasing their investments in digital transformation and remote workforce, both of which provided tailwinds for us.

We believe the resilience of our business during this uncertain time underscores the strength of our business model, the efficiency of our go-to-market strategy and the long-term growth potential of our business.

We run a horizontal marketplace with over 500 categories of productized service listings. Our revenue is well diversified across these categories with no single category accounting for more than 15% of core platform revenue. The impact of COVID-19 has pushed certain verticals and categories, especially those related to e-commerce and digital transformation, to be more active than others.

Our agile, data driven, and efficient marketing strategy has been a key competitive advantage for us. The fact that we do not need a sales force or a long sales cycle allows us to find, target and acquire relevant buyers in a disciplined and highly efficient way. The global pandemic created an attractive environment for our offering, and we’ve experienced significant growth in the number of active buyers since March.

While it is premature to predict the ultimate impact of these developments, and while our results for the twelve months ended December 31, 2020 were not adversely impacted, we could see adverse impacts of the COVID-19 pandemic beyond December 31, 2020.

We are a technology company at our core, and our strong technology and product innovation capabilities allow us to stay agile and resilient through these unprecedented times. We are fortunate that all of our workforce is able to work from home with little impact on their productivity. We believe that we also benefit from a highly transparent, collaborative and agile team culture built over the years that leads to trust, stability, collaboration and execution even when in-person communications are challenging. Since the start of the COVID-19 pandemic, in addition to delivering our product pipelines on time, we have also prioritized a series of product initiatives that specifically address the needs of our community to help them navigate through this crisis. We believe that our mission of connecting businesses and freelancers around the world and enabling remote work to be transacted digitally has never been more critical. Freelancers are increasingly turning to Fiverr to help them navigate this environment and more businesses are exploring ways to remotely engage with their teams and digitally transact with their customers. As the crisis reinforces and accelerates the trends towards adopting remote work and moving businesses online, we believe our marketplace is well positioned to both address current needs and be a key resource when the economy recovers, allowing us to enhance our position post COVID-19. While the development of the COVID-19 pandemic is uncertain and far from over, we believe we are well positioned for long term growth for many years ahead.

See “Item 3. Risk factors—Risks relating to our business and industry—A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.”

Key financial and operating metrics

We monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

•

"Active buyers" means buyers who have ordered a Gig or other services on Fiverr within the last 12-month period, irrespective of cancellations. An increase or decrease in the number of active buyers is a key indicator of our ability to attract and engage buyers.

•

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

The following table sets forth our key performance indicators as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Active buyers (in thousands)	3,418	2,352
Spend per buyer	$205	$170

Components of our results of operations

Revenue.Our revenue is primarily comprised of transaction fees and service fees. We earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees. Revenue is recognized once the buyer obtains control of the service, which occurs at a point in time upon completion of each order.

Cost of revenue. Cost of revenue is mainly comprised of expenses related to payment processing companies’ fees, server hosting fees, costs of customer support personnel, amortization of capitalized internal-use software and developed technology and others. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing companies' fees, server hosting fees and employee-related costs in order to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and developed technology.

Research and development. Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars.

Sales and marketing. Sales and marketing expenses are primarily comprised of costs of our marketing personnel, performance marketing investments, branding costs, amortization of customer relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and expect these costs to increase on an absolute dollar basis as we grow our business. Sales and marketing expense in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

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

Financial income (expenses), net. Financial income (expenses), net primarily includes amortization of discount and issuance costs of Convertible Notes, interest earned on cash equivalents and marketable securities, exchange rate gains (losses) due to foreign exchange fluctuations and other financial expenses in connection with bank charges and long-term loan.

Income taxes. As of December 31, 2020, we have not yet generated taxable income in Israel and the U.S. As of December 31, 2020, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $109.8 million. As of December 31, 2020, we had net operating loss carryforwards for U.S. tax purposes in the amount of approximately $15.2 million, which is expected to be subject to certain limitations under Internal Revenue Code (“IRC”) 382 following changes in control that occurred upon acquisition of both Clear Voice and And.Co.

A.Operating Results

For a discussion of our results of operations for the year ended December 31, 2018, including a year-to-year comparison between 2019 and 2018, and a discussion of our liquidity and capital resources for the year ended December 31, 2018, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2020	2019
	(in thousands)
Revenue	$189,510	$107,073
Cost of revenue	33,188	22,224
Gross profit	156,322	84,849
Operating expenses:
Research and development	45,719	34,483
Sales and marketing	94,379	62,750
General and administrative	28,034	22,366
Total operating expenses	168,132	119,599
Operating loss	(11,810)	(34,750)
Financial income (expense), net	(2,800)	1,371
Loss before income taxes	(14,610)	(33,379)
Income taxes	(200)	(160)
Net loss	$(14,810)	$(33,539)

	Year ended December 31,
	2020	2019
	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of revenue	17.5	20.8
Gross profit	82.5	79.2
Operating expenses:
Research and development	24.1	32.2
Sales and marketing	49.8	58.6
General and administrative	14.8	20.9
Total operating expenses	88.7	111.7
Operating loss	(6.2)	(32.5)
Financial income (expense), net	(1.5)	1.3
Loss before income taxes	(7.7)	(31.2)
Income taxes	*	*
Net loss	(7.8)%	(31.3)%

*	Represents amounts of less than 0.5%

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue increased by $82.4 million, or 77%, to $189.5 million for the year ended December 31, 2020 from $107.1 million for the year ended December 31, 2019. The increase was mainly due to a 45% increase in the number of active buyers and a 20% increase in spend per buyer over the same time period and an increase of 40 basis points in our take rate, as we continue to grow our core platform as well as the additional revenue from And.Co, Fiverr Learn, and ClearVoice. For the years ended December 31, 2020 and 2019, we derived approximately 73% of our revenue from transaction fees and approximately 27% of our revenue from service fees.

Cost of revenue

Cost of revenue increased by $11.0 million, or 49%, to $33.2 million for the year ended December 31, 2020 from $22.2 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $6.4 million in payment processing fees, an increase of $2.3 million due to employee-related costs and subcontractors costs, an increase of $1.1 million in production services, an increase of $0.4 million in server hosting fees, an increase of $0.2 million in share-based compensation, and an increase of $0.2 million in amortization of capitalized internal-use software and developed technology.

Research and development

Research and development costs increased by $11.2 million, or 33%, to $45.7 million for the year ended December 31, 2020 from $34.5 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $6.0 million in employee-related costs, an increase of $2.6 million in share-based compensation, and an increase of $2.5 million in production services.

Sales and marketing

Sales and marketing expenses increased by $31.6 million, or 50%, to $94.4 million for the year ended December 31, 2020 from $62.8 million for the year ended December 31, 2019. This increase was primarily driven by increases of $26.3 million in performance marketing investments and other marketing activities, $3.9 million in employee-related costs and an increase of $1.2 million in share-based compensation.

General and administrative

General and administrative expenses increased by $5.6 million, or 25%, to $28.0 million for the year ended December 31, 2020 from $22.4 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $0.8 million in employee-related costs, an increase of $1.2 million due to fraud detection tools and related expenses, an increase of $3.2 million in accounting, legal and other expenses, and an increase of $2.8 million share-based compensation, partially offset by a decrease of $1.7 million in acquisition related costs, a decrease of $0.6 million in facilities maintenance and related operational costs and a decrease of $0.2 million in travel expenses.

Financial income (expenses), net

Financial expenses, net amounted to $2.8 million for the year ended December 31, 2020 compared to a financial income, net of $1.4 million for the year ended December 31, 2019. The change was mainly driven by an increase of $4.0 million in expenses due to amortization of discount and issuance costs of our Convertible Notes.

Income taxes

Income taxes amounted to $0.2 million for the years ended December 31, 2020 and 2019.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

B.Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financings. Our cash, cash equivalents, bank deposits and marketable securities were $715.5 million as of December 31, 2020 compared to $149.5 million of cash and cash equivalents as of December 31, 2019. In addition, we had restricted deposits related to the loan to finance leasehold improvements in our office space of $2.9 million and $3.5 million as of December 31, 2020 and December 31, 2019, respectively.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditures consist primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements. As part of our lease of our Israeli headquarters, the lessor financed an amount of $4.0 million out of the total cost of leasehold improvements in the office space which will be paid over a ten-year period.

We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had a working capital of $445.3 million as of December 31, 2020, compared to $105.2 million as of December 31, 2019. The increase was mainly due to $129.9 million in cash received in connection with the issuance of shares in a follow-on offering and $ 447.3 million cash received in connection with the issuance of convertible notes, offset by $200.0 million marketable securities classified to long- term and $43.2 million due to Capped Call.

In February 2019, we issued 182,752 protected ordinary shares for an aggregate amount of $4.2 million to an existing investor at a share price of $22.88. This transaction was an extension of the November 2018 issuance of protected ordinary shares.

In March 2019, we issued 9,606 protected ordinary shares for an aggregate amount of $0.2 million to the founders of And Co. at a share price of $22.41.

In June 2019, we issued 6,052,631 ordinary shares in our IPO (including the underwriters’ option to purchase an additional 789,473 ordinary shares) for an aggregate amount of $113.3 million, net of issuance costs.

In June 2020, we issued 2,300,000 ordinary shares in a follow-on offering (including the underwriters’ option to purchase an additional 300,000 ordinary shares) for an aggregate amount of approximately $129.9 million, net of issuance costs.

In October 2020, we issued $460.0 million aggregate principal amount, 0% coupon rate, of Convertible Notes due 2025 (including the underwriters’ option to purchase an additional $60 million aggregate principal amount of Convertible Notes). The terms of that financing are described in more detail below under “Description of Convertible Notes and Capped Call Transaction Financing”.

Our marketable securities totaled $357.4 million as of December 31, 2020. Marketable securities are comprised of treasury, corporate and municipal bonds.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$17,135	$(13,944)
Net cash used in investing activities	(326,357)	(136,078)
Net cash provided by financing activities	551,813	117,993

Net cash provided by (used in) operating activities

Net cash provided by operating activities was $17.1 million for the year ended December 31, 2020 compared to $13.9 million net cash used in operating activities for the year ended December 31, 2019. The change primarily resulted from a decrease of $18.7 million in net loss, an increase of $6.9 million in shared-based compensation, $4.0 million in expenses due to amortization of discount and issuance costs of our Convertible Notes, an increase of $2.0 million in other account payables and accrued expenses, $2.1 million expenses due to amortization of discount on marketable securities and an increase of $1.1 million in operating lease right-of-use assets and liabilities. The increase was partially offset by a decrease of $1.7 million due to the change in our operations volume and a $2.0 million payment of contingent consideration.

Net cash used in investing activities

Net cash used in investing activities was $326.4 million for the year ended December 31, 2020, an increase of $190.3 million compared to net cash used in investing activities of $136.1million for the year ended December 31, 2019. The increase was primarily due to $216.9 million of investments in marketable securities, an increase of $1.2 million due to the acquisition of Sharon Lee Thony Consulting, LLC and an increase of $59.4 million in bank deposits. This increase was partially offset by $78.2 million proceeds from maturities of marketable securities and due to $10.0 million resulting from the acquisition of ClearVoice during the year ended December 31, 2019.

Net cash provided by financing activities

Net cash provided by financing activities was $551.8 million for the year ended December 31, 2020, an increase of $433.8 million compared to $118.0 million for the year ended December 31, 2019. This increase was primarily due to $447.3 million proceeds from the issuance of Convertible Notes, $129.9 million of proceeds from a follow-on offering, $11.3 million due to tax withholding in connection with exercises of employees' share options and vested RSUs and $8.4 million in proceeds from exercise of share options. The increase was partially offset by the $43.2 million purchase of the capped call, $113.3 million decrease in proceeds from our initial public offering, net, a $4.3 million of proceeds from issuance of protected ordinary shares during the year ended December 31, 2019 and a $2 million payment of contingent consideration.

Description of Convertible Notes and Capped Call Transaction Financing

On October 13, 2020, we closed a private offering of $460.0 million principal amount of 0% Convertible Senior Notes due 2025 (the “Convertible Notes”). The Convertible Notes were issued pursuant to an indenture, dated October 13, 2020 (the “Indenture”), between us and U.S. Bank National Association, as trustee.

The Convertible Notes are convertible based upon an initial conversion rate of 4.6823 of our ordinary shares, per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change or to convert its Convertible Notes called for redemption in connection with such notice of redemption, as the case may be.

The Convertible Notes will not bear regular interest, and the principal amount of the Convertible Notes will not accrete. The Convertible Notes will mature on November 1, 2025, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding May 1, 2025, a holder may convert all or a portion of its Convertible Notes only under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter), if the last reported sale price of our ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if we call such Convertible Notes for redemption, at any time prior to the close of business on the third scheduled trading day immediately preceding the related redemption date; or (4) upon the occurrence of specified corporate events. On or after May 1, 2025 until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

We may not redeem the Convertible Notes prior to November 5, 2023, except in the event of certain tax law changes. On or after November 5, 2023 and from time to time prior to the 42nd scheduled trading day immediately preceding the maturity date, we may redeem, for cash, all or part of the Convertible Notes, at our option, if the last reported sale price of our ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of the redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require us to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The indenture governing the Convertible Notes contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes plus accrued special interest, if any, to be immediately due and payable.

The Convertible Notes are our senior unsecured obligations. The Convertible Notes rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, rank equal in right of payment to our unsecured indebtedness that is not so subordinated, are effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries.

In connection with the issuance of the Convertible Notes, we entered into privately negotiated capped call transactions with certain financial institutions. See Item 3.D. “Risk Factors—Risks related to our indebtedness and capital structure—The Capped Call Transaction may affect the value of our ordinary shares, and we may be subject to counterparty risk with respect to the Capped Call Transactions.”

On January 1, 2021, we received the approval of the Israeli court for our motion to allow us, if required, to realize mechanisms established in the Convertible Notes for repurchase of the Convertible Notes and to utilize in shares the Capped Call Transactions we entered into in connection with the issuance of the Convertible Notes for the aggregate amount of up to $243.0 million (the “Total Amount”) until May 31, 2021. The court approval also provided us with the right to repurchase our ordinary shares for the aggregate amount of up to $50.0 million, which amount is included as part of the Total Amount. Our board of directors will have the authority to determine if and when to implement any repurchase program. We intend to continue filing extension requests for the court approval on an ongoing basis as required.

C.Research and Development, Patents and Licenses, Etc.

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

In 2020, research and development costs accounted for approximately 24% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars, but this expense is expected to decrease as a percentage of total revenue.

D.Trend Information.

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 5 – Impact of COVID-19 pandemic” and “Item 3.D. – Risk Factors – A regional or global health pandemic, including novel coronavirus 2019 (COVID-2019) could severely affect our business” and “Our investment portfolio may be adversely affected by market conditions and interest rates.”

E.Critical Accounting Estimates

Application of critical accounting policies and estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See Item 3.D. "Risk Factors" for a discussion of the possible risks that may affect these estimates.

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

Goodwill and other purchased Intangible Assets

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

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 2 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

No impairment was recorded for the years ended December 31, 2020, 2019 and 2018.

Convertible Notes

We account for our Convertible Notes in accordance with ASC Topic 815, “Derivatives and Hedging” and ASC Topic 470, “Debt”. We separately account for debt and equity components of Convertible Notes that may be settled in cash. The carrying amount of the debt component was based on the fair value of a similar hypothetical debt instrument excluding the conversion option.

The equity component was based on the excess of the principal amount of the Convertible Notes over the fair value of the debt component after adjustment for an allocation of issuance costs. The equity component is recorded under additional paid in capital and is not remeasured as long as it continues to meet the criteria for equity classification.

The difference between the principal amount of the Convertible Notes and the amount allocated to the debt component was considered to be debt discount, which is subsequently amortized through interest expense over the expected life of the convertible notes using the effective interest method.

Issuance costs were allocated to the debt and equity components in proportion to the allocation of proceeds to those components. Issuance costs attributable to the debt and equity components were $10.0 million and $2.8 million, respectively.

The effective borrowing rate of the debt component of the Convertible Notes was 5.1%. This borrowing rate was based on our synthetic credit risk rating determined by a third party appraiser.

Leases

On January 1, 2020, we adopted the new lease guidance for our operating lease agreements using the modified retrospective approach and elected to use the effective date as the date of initial application. We elected to use the “package of practical expedients”, which permits us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs. Consequently, comprehensive periods were not restated.

The guidance had a material impact on our consolidated balance sheets which resulted in the recognition of operating lease rights of use, or ROU, assets and lease liabilities of $18.5 million and $19.0 million respectively, on January 1, 2020, which included reclassification of rent prepayments as components of the ROU assets. The standard did not have a material impact on our consolidated statements of operations.

We determine if an arrangement meets the definition of a lease at the inception of the lease. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease agreement. ROU asset is measured based on the discounted present value of the remaining lease payments, initial direct costs incurred and prepaid lease payments, excluding lease incentives. The lease liability is measured based on the discounted present value of the remaining lease payments. The discounted present value of remaining lease payments is computed using Incremental Borrowing Rate (“IBR”) based on the information available at the inception of the lease. Our IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located. Lease term may include options to extend or terminate the lease when it is reasonably certain that we would exercise that option. We elected the practical expedient for lease agreements with a term of twelve months or less and did not recognize ROU assets and lease liabilities in respect of those agreements.

Payments under our lease agreements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities. Variable lease payments are mainly comprised of payments affected by the consumer price index.

We sublease certain office spaces to third parties. Sublease income is recognized over the term of the agreement.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

We elected the practical expedient to not separate lease and non lease components for our leases.

Revenue recognition

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

Revenue is mainly recognized on a net basis since we concluded that we act as an agent on our platform, mainly since we do not take responsibility for the sellers’ services and therefore, we are not primarily responsible for fulfilling the promise to provide the service and we do not have discretion in price establishment. Therefore, we do not obtain control of the services before they are transferred to the customer.

We recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that we otherwise would have recognized is one year or less. Similarly, we do not disclose the value of unsatisfied performance obligations since the original expected duration of the contracts is one year or less.

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balance to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2020 and 2019 were immaterial.

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

When events or changes in circumstances require, we assess the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value. No impairment was recorded as of December 31, 2020, 2019 and 2018.

Share-based compensation

We account for share-based compensation in accordance with ASC Topic 718, “Compensation-Stock Compensation.” Share based awards are mainly granted to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options and our Employee Share Purchase Plan, or ESPP, on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period using the straight-line method. The requisite service period for share options is generally four years. We recognize forfeitures as they occur.

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of our ordinary shares prior to the IPO, expected volatility, expected term, risk-free interest rate and expected dividends. We evaluate the assumptions used to value share options and ESPP upon each grant of share options.

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. Expected volatility for ESPP was calculated based upon the Company’s share prices. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Ordinary share valuations

Commencing June 13, 2019, our ordinary shares were publicly traded on the New York Stock Exchange. Upon the completion of our IPO, our share options are valued by reference to the trading price of our ordinary shares in the public market.

•

Following our IPO, the board of directors adopted a share incentive plan for employees, officers, directors and consultants. The Plan provides for the grant of share options (including incentive share options and nonqualified share options), ordinary shares, restricted shares, restricted share units and other share-based awards. The awards are generally granted with contractual terms of up to 7 years and vest quarterly over a period of four years.

As there was no public market for our ordinary shares prior to our IPO, the fair value of our ordinary shares was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•

contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•

the liquidation preferences, rights, preferences and privileges of our protected shares relative to our ordinary shares;

•

our actual operating and financial performance;

•

current business conditions and projections;

•

our stage of development;

•

the likelihood and timing of achieving a liquidity event for the ordinary shares underlying the share options, such as an initial public offering or sale of our company, given prevailing market conditions;

•

any adjustment necessary to recognize a lack of marketability of the ordinary shares underlying the granted options;

•

the market performance of comparable publicly traded companies; and

•

the U.S. and global capital market conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors as of February 16, 2021:

Name	Position
Executive Officers
Micha Kaufman	Co-Founder, Chief Executive Officer, Chairman of the Board
Ofer Katz	President and Chief Financial Officer
Hila Klein	Chief Operating Officer
Gali Arnon	Chief Marketing Officer
Gil Sheinfeld	Chief Technology Officer
Directors
Philippe Botteri	Director
Adam Fisher	Director
Ron Gutler	Director
Gili Iohan	Director
Jonathan Kolber	Director
Nir Zohar	Director

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

Ofer Katz has served as our President since February 2021, as our Chief Financial Officer since July 2017 and as our Chief Financial Officer under a consulting contract from February 2011 to June 2017. Prior to joining us, Mr. Katz founded Nextage Ltd., a financial services firm, in 2001 where he served as Chief Executive Officer from 2001 to 2016 and currently serves as Co-Chief Executive Officer. As Chief Executive Officer of Nextage, Mr. Katz served as acting chief financial officer to a number of companies including Wix.com Ltd., Adallom Technologies Ltd. (acquired by Microsoft Corporation), Wilocity (acquired by Qualcomm Incorporated) and Onavo (acquired by Facebook, Inc.). Mr. Katz holds a B.A. from Tel Aviv University in Israel.

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

Gil Sheinfeld has served as our Chief Technology Officer since January 2017. Prior to joining us, Mr. Sheinfeld served as the Chief Executive Officer of Beach Bum Ltd., an early-stage startup and interactive games company, from November 2015 to June 2016 and the Chief Monetization Officer of Tango Me, Inc., a social video platform, between May 2015 and October 2015. Prior to that, Mr. Sheinfeld served as Chief Technology Officer, SVP Product Engineering, and VP Engineering of Amobee, Inc., an advertising platform, from 2011 to 2015. Prior to that, Mr. Sheinfeld served as Director of Engineering at A9.com, an Amazon.com subsidiary from 2007 to 2011. Mr. Sheinfeld holds a B.Sc. and M.B.A. from Tel Aviv University in Israel.

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

Jonathan Kolber has served as a member of our board of directors since June 2019. Mr. Kolber currently serves as a Partner and Senior Advisor at Viola Growth, a technology growth capital fund, where he previously served as a General Partner from 2008 to September 2018. Prior to that, he served as chief executive officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber also currently serves as a member of the board of directors of Itamar Medical Ltd., a company publicly traded on the Tel Aviv Stock Exchange, Viola Growth portfolio companies and several other private companies. Mr. Kolber holds a B.A. from Harvard University.

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

•

at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•

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

Compensation of office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2020, was approximately $8.3 million. This amount includes $0.6 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2020, our directors and officers were granted options to purchase an aggregate of 352,206 ordinary shares, at a weighted average exercise price of $58.84 per share, and 73,333 restricted share units under our 2019 Share Incentive Plan, or the 2019 Plan. As of December 31, 2020, options to purchase 1,541,337 ordinary shares granted to our executive officers and directors under our 2019 Plan and our 2011 Share Option Plan, or the 2011 Plan, at a weighted average exercise price of $21.38, and 60,335 restricted share units granted under the 2019 Plan were outstanding.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2020, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2020. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Micha Kaufman, Co-Founder, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2020 of $300 in salary expenses and $85 in social benefits costs.

Mr. Ofer Katz, President and Chief Financial Officer. Compensation expenses recorded in 2020 of $282 in salary expenses and $78 in social benefits costs.

Ms. Hila Klein, Chief Operating Officer. Compensation expenses recorded in 2020 of $291 in salary expenses and $98 in social benefits costs.

Mr. Gil Sheinfeld, Chief Technology Officer. Compensation expenses recorded in 2020 of $285 in salary expenses and $76 in social benefits costs.

Ms. Gali Arnon, Chief Marketing Officer. Compensation expenses recorded in 2020 of $261 in salary expenses and $74 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2020 cash bonus expenses for Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Mr. Gil Sheinfeld and Ms. Gali Arnon, as provided for in our 2020 financial statements (but due during 2021), were $360, $244, $189, $101 and $131, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2020 for options and restricted share units granted to Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Mr. Gil Sheinfeld and Ms. Gali Arnon of $2,218, $1,156, $846, $262 and $255, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2020, will continue to be expensed in our financial statements over a four-year period during the years 2021-2024 on account of the 2020 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $32,500, with additional annual payment for service on board committees as follows: $8,000 (or $20,000 for the chairperson) per membership of the audit committee, $5,000 (or $10,000 for the chairperson) per membership of the compensation committee and $4,500 (or $7,500 for the chairperson) per membership of the nominating and governance committee, or a general committee membership fee of $5,000 (or $10,000 for the chairperson) for other board committees. In addition, upon election (provided the director is still in office), non-employee directors, who serve on a board committee, shall be granted with equity awards under our incentive plan at a value of $170,000 which shall vest on a quarterly basis over a period of two years (the “Initial Grant”), and on the second anniversary of their appointment or election (provided the director is still in office) with equity awards at a value of $150,000 which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee director, who serves on a board committee, shall be granted with the Initial Grant and the Annual Grant as detailed above. The awards shall be accelerated in certain change of control events.

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

Share option plans

2011 Share Option Plan

The 2011 Plan was adopted by our board of directors on March 31, 2011, amended and restated as of April 2013 and further amended on August 14, 2018 and January 25, 2019. Our United States Sub Plan to the 2011 Plan (the “U.S. Sub Plan”) governs option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes. The U.S. Sub Plan was adopted under our 2011 Plan. The 2011 Plan provided for the grant of options to our employees, directors, office holders, service providers and consultants.

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2020, a total of 2,565,519 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $10.49 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

2019 Share Incentive Plan

We maintain the 2019 Plan, under which we may grant equity based incentive awards to attract, motivate and retain the talent for which we compete. The 2019 Plan is administered by our board of directors.

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,854 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, no more than 14,820,531 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2020, a total of 657,924 options to purchase ordinary shares, with a weighted average exercise price of $43.48 per share and 638,160 restricted share units were outstanding under the 2019 Plan. As of December 31, 2020, 1,235,731 ordinary shares were available for future issuance under the 2019 Plan.

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

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options, subject to the terms and conditions set forth in the Ordinance. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

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

Employee Share Purchase Plan

In August 2020, we adopted our 2020 Employee Share Purchase Plan, or the ESPP, to enable eligible employees of the company and certain of its designated subsidiaries to use payroll deductions to purchase the company’s ordinary shares and thereby acquire an ownership interest in the Company. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code, or the Section 423 Component, and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations, or the Non-Section 423 Component.

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP is 410,000 shares, or the ESPP Share Pool, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the Board. In no event will more than 5,500,000 ordinary shares be available for issuance under the Section 423 Component.

The compensation committee of our board of directors will be the plan administrator of the ESPP and will have authority to interpret the terms of the ESPP and determine eligibility of participants in accordance with the terms of the ESPP and applicable law.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Employee payroll deductions will be used to purchase shares on the last day of each purchase period (or such other date as set forth in the offering document). The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

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

Under our amended and restated articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

•

the Class I directors are Philippe Botteri and Jonathan Kolber and their terms expire at our annual general meeting of shareholders to be held in 2023;

•

the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2021; and

•

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

•

at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•

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

•

retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

•

pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

•

overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•

reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•

reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

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

•

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

•

recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•

reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation policy;

•

resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•

exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of the general meeting of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the New York Stock Exchange rules, which include among others:

•

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

•

reviewing and approving the granting of options and other incentive awards to the Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•

approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•

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

•

such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy and who are present, in person or by proxy, and voting (excluding abstentions); or

•

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the Company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•

the education, skills, experience, expertise and accomplishments of the relevant office holder;

•

the office holder’s position, responsibilities and prior compensation agreements with him or her;

•

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

•

if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•

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

•

with regards to variable components:

•

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

•

the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•

a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later discovered to be wrong, and such information was restated in the company’s financial statements;

•

the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•

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

•

overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•

assessing the performance of the members of our board;

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company; and

•

overseeing our significant environmental, social and governance risks, strategies, policies, programs and practices to further our business purpose, strategy, culture, values and reputation in the best interests of our stakeholders.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. As of December 31, 2020, Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under Item 6.B “Director, Senior Management and Employees Compensation —Compensation of directors and executive officers.”

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•

an amendment to the company’s articles of association;

•

an increase of the company’s authorized share capital;

•

a merger; or

•

interested party transactions that require shareholder approval.

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

•

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

•

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

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•

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

•

a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•

a financial liability imposed on the office holder in favor of a third-party;

•

a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•

expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•

a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•

an act or omission committed with intent to derive illegal personal benefit; or

•

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

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2020, we had 545 employees.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2020, by:

•

each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•

each of our directors and executive officers individually; and

•

all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2020, and restricted share units that shall vest within 60 days of December 31, 2020, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 35,842,980 ordinary shares outstanding as of December 31, 2020.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2020 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Principal Shareholders
Sands Capital Management, LLC.(1)	1,830,775	5.1%
Directors and Executive Officers
Micha Kaufman(2)	2,123,428	5.9%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Gil Sheinfeld	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(3)	2,933,612	8.2%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	5,614,713	15.7%
_____________________________
*	less than 1%

(1)

Based on information reported on Schedule 13G filed on February 16, 2021, Sands Capital Management, LLC, has sole power to dispose or direct the disposition of 1,830,775 ordinary shares. The address of Sands Capital Management, LLC is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(2)

Based on information reported on a Schedule 13G/A filed on February 12, 2021, Mr. Kaufman holds 1,814,450 ordinary shares directly and 308,978 ordinary shares underlying options that are currently exercisable within 60 days of December 31, 2020, at a weighted-average exercise price of $15.79, which expire between 2025 and 2028.

(3)

Based on information reported on a Schedule 13G/A filed on January 11, 2021 and information available to us, represents (a) 809,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of December 31, 2020, we had 113,526 ordinary shares held by 15 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2020.

Rights of appointment

Our current board of directors consists of seven directors. Pursuant to our articles of association in effect prior to the IPO, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors and observers terminated upon the closing of the IPO, although currently serving directors that were appointed prior to the IPO will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with directors and officers

Employment agreements. We entered into employment agreements with each of our executive officers in connection with our IPO. The agreements provide for the terms of each individual’s employment or service with the Company, as applicable.

Options and restricted share units. Since our inception, we have granted options to purchase our ordinary shares and restricted share units to our executive officers and granted options to purchase our ordinary shares to certain of our directors. We describe our option plans under Item 6. . “Directors, Senior Management and Employees.”

Exculpation, indemnification and insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See Item 6.C.“Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

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

The Companies Law imposes restrictions on our ability to declare and pay dividends. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Convertible Notes and Capped Call Transaction Financing.”

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

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 and is incorporated by reference into this Annual Report.

Share Capital

As of December 31, 2020, we had 35,842,980 ordinary shares outstanding.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•

amendments to our articles of association;

•

appointment, termination or the terms of service of our auditors;

•

appointment of external directors (if applicable);

•

approval of certain related party transactions;

•

increases or reductions of our authorized share capital;

•

a merger; and

•

the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on June 3, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on June 10, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

2011 Share Option Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

Amendment No. 2 to 2011 Share Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

Amendment No. 3 to 2011 Share Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

United States Sub-Plan to the 2011 Share Option Plan, as amended and restated (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on May 16, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

2019 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-231533) filed with the SEC on June 3, 2019). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

2020 Employee Share Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-248580) filed with the SEC on September 3, 2020). See Item 6. “Directors, Senior Management and Employees”for more information about this document.

•

2020 Employee Share Purchase Plan Israeli Appendix. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•

Indenture, dated as of October 13, 2020, by and between Fiverr International Ltd. and U.S. Bank National Association, as Trustee, and Form of 0% Convertible Senior Note due 2025 (incorporated by reference to Exhibits 4.1 and 4.2 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this document.

•

Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.5 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.6 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects”  for more information about this agreement.

•

Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.7 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.8 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5.  “Operating and Financial Review and Prospects”  for more information about this agreement.

•

Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co LLC and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.9 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

•

Letter Agreement, dated as of October 8, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.10 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

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

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The corporate tax rate in 2018 and thereafter is 23% of their taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

amortization of the cost of purchased patent, rights to use a patent, and know how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•

under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

•

expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•

The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•

The research and development must be for the promotion of the company; and

•

The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

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

Tax benefits subsequent to the 2005 amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. An enterprise that qualifies under the new provisions is referred to as a “Beneficiary Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

In order to receive the tax benefits, a company must make an investment which meets all of the conditions, including exceeding a minimum entitling investment amount, set forth in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise, referred to as the “Year of Election.”

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. In the event that the Company is profitable for tax purposes, such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend (to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) which would have otherwise been applicable, or a lower rate in the case of a qualified foreign investment company which is at least 49% owned by non-Israeli residents. In addition, dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided under any applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The Company has a “Beneficiary Enterprise” status and has elected 2012 to be its “Year of Election” to be eligible as a “Beneficiary Enterprise.” The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.”

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, together with amendments to the Investment Law from 2014 and 2017, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations−0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals−20% (iii) non-Israeli residents (individuals and corporations)− subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

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

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•

banks, financial institutions or insurance companies;

•

real estate investment trusts or regulated investment companies;

•

dealers or brokers;

•

traders that elect to mark to market;

•

tax exempt entities or organizations;

•

“individual retirement accounts” and other tax deferred accounts;

•

certain former citizens or long term residents of the United States;

•

persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•

persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•

persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•

partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities;

•

holders of Convertible Notes or ordinary shares acquired upon a conversion of Convertible Notes; or

•

holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•

an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•

an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

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

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account.In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income and assets, operations and the value of our assets (including the value of our goodwill, going-concern value or any other unbooked intangibles which may be determined based on the price of the ordinary shares), we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination, and the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in any equity offering. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

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

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

Mark to market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark to market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark to market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark to market election with respect to the ordinary shares will be of limited benefit.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2020 and 2019, respectively, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the Euro and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% and 2% during the years ended December 31, 2020 and 2019, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2020 and 2019, we entered into forward, put and call option contracts to hedge certain forecasted payments denominated in NIS, mainly payroll against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

We had outstanding contracts that qualify as hedging instruments in a cash flow hedge, in the aggregate notional amount of $14.5 million and $7.5 million as of December 31, 2020 and December 31, 2019, respectively. The fair value of the outstanding contracts amounted to an asset of $0.3 million and a liability of less than $0.1 million as of December 31, 2020 and an asset of $0.2 million as of December 31, 2019, recorded under other receivables and other account payables and accrued expenses, respectively. Gains of $1.3 million, $0.3 million, and losses of $0.3 million were reclassified from accumulated other comprehensive income (loss) during the years ended December 31, 2020, 2019 and 2018, respectively. Such gains and losses were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred.

Interest rate risk

Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments. To minimize this risk, we maintain our portfolio in a variety of high-grade securities, including treasury, corporate and municipal bonds. The primary objectives of our investment activities are to support liquidity, preserve principal and to maximize income without significantly increasing risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on June 14, 2019 pursuant to Rule 424(b). As of the date of the filing of this Annual Report, we have used all of the net proceeds from the IPO.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2020. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Conduct is available on our website at www.fiverr.com The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Fiverr International Ltd. at December 31, 2019 and 2020, and for each the two years in the period ended December 31, 2020, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2019 and 2020, and breaks down these amounts by category of service:

	2020	2019
	(in thousands)
Audit Fees	$1,008	$370
Audit Related Fees	-	750
Tax Fees	704	190
All Other Fees	17	71
Total	1,729	1,381

Audit Fees

Audit fees for the years ended December 31, 2020 and 2019 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our follow-on offering in June 2020 and issuance of convertible senior notes in October 2020.

Audit Related Fees

Audit related fees for the year ended December 31, 2019 relate to services in connection with our IPO.

Tax Fees

Tax fees for the years ended December 31, 2020 and 2019 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2020 and 2019 related to services in connection with non-audit compliance and review work.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Amended and Restated Articles of Association of Fiverr International Ltd.	20-F	001-38929	1.1	3/31/2020

2.1	Description of Securities	20-F	001-38929	2.1	3/31/2020

4.1†	Form of Indemnification Agreement	F-1/A	333-231533	10.1	6/3/2019

4.2†	Compensation Policy for Directors and Officers	F-1/A	333-231533	10.2	6/10/2019

4.3†	2011 Share Option Plan, as amended and restated	F-1	333-231533	10.3	5/16/2019

4.4†	Amendment No. 2 to 2011 Share Option Plan	F-1	333-231533	10.4	5/16/2019

4.5†	Amendment No. 3 to 2011 Share Option Plan	F-1	333-231533	10.5	5/16/2019

4.6†	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated	F-1	333-231533	10.6	5/16/2019

4.7†	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan	F-1	333-231533	10.7	5/16/2019

4.8†	2019 Share Incentive Plan	F-1/A	333-231533	10.8	6/3/2019

4.9†	2020 Employee Share Purchase Plan	S-8	333-248580	99.1	9/3/2020

4.10†	2020 Employee Share Purchase Plan Israeli Appendix					*

4.11	Indenture, dated as of October 13, 2020, by and between Fiverr International Ltd. and U.S. Bank National Association, as Trustee	6-K	001-38929	4.1	10/13/2020

4.12	Form of 0% Convertible Senior Note due 2025	6-K	001-38929	4.12	10/13/2020

4.13	Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.1	10/13/2020

4.14	Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.2	10/13/2020

4.15	Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.3	10/13/2020

4.16	Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.4	10/13/2020

4.17	Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.5	10/13/2020

4.18	Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.6	10/13/2020

4.19	Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.7	10/13/2020

4.20	Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.8	10/13/2020

4.21	Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.9	10/13/2020

4.22	Letter Agreement, dated as of October 8, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.10	10/13/2020

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*
_____________________________
*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

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

FIVERR INTERNATIONAL LTD.

Date: February 18, 2021	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: February 18, 2021	By:	/s/ Ofer Katz
	Name:	Ofer Katz
	Title:	President and Chief Financial Officer

Fiverr International Ltd.

Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

FIVERR INTERNATIONAL LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 18, 2021, expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter

As described in Note 2s to the consolidated financial statements, the Company derives its revenue mainly from transaction fees and service fees. The Company earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees. The Company’s revenue recognition process involves several applications responsible for the initiation, processing and recording of transactions, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involves capturing and processing significant volumes of data.

Auditing the Company’s revenues was challenging and complex due to the high volume of individually-low-monetary-value transactions and the dependency on multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process. Given the complex automated systems utilized to capture, process, and ultimately record revenue, performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s revenue recognition process. For example, with the assistance of IT professionals, we tested the controls over the initiation and recognition of transactions. We also tested the controls related to the key application interfaces between the Company’s self-developed systems, which included controls related to access to the relevant applications and data, changes to the relevant systems and interfaces, as well as controls over the configuration of the relevant applications.

Our substantive audit procedures included, among others, testing the completeness and accuracy of the underlying data within the Company’s accounting system, performing, with the assistance of our IT professionals, a recalculation of transaction fees and service fees recorded through the Company’s accounting system, and comparing to the Company’s recorded revenues. We performed, on a sample basis, transactions testing by agreeing the amounts recognized in the accounting system to third-party documentation. We also evaluated the Company’s disclosures included in Note 2s to the consolidated financial statements.

Accounting for the Issuance of Convertible Notes

Description of the Matter

As explained in Note 12 to the consolidated financial statements, in October 2020, the Company issued $460 million aggregate principal amount, 0% coupon rate, of convertible notes due 2025 (the “Notes”). Concurrent with the issuance of the Notes, the Company entered into capped call transactions that are exercisable upon conversion of the Notes. In accounting for the issuance of the Notes, management allocated the total proceeds into liability and equity components. The carrying amount of the liability component was calculated by estimating the fair value of the Notes if there were no associated convertible features. The carrying amount of the equity component, representing the conversion option was determined by deducting the fair value of the liability component from the principal amount of the Notes. The valuation model used in determining the fair value of the liability component for the Notes includes assumptions subject to management’s judgment, including the synthetic credit rating.

Auditing management’s evaluation of the transaction was complex and required a high degree of auditor judgment due to the inherent complexity in assessing the accounting for the Notes and related capped call transactions. This required an assessment of the valuation of the fair value of the liability component of the Notes, which included evaluation of assumptions subject to management’s judgment in determining the borrowing rate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls in respect of the Company’s Notes and related capped call transactions, including controls over the initial recognition and measurement of the Notes and recording of the associated liability and equity components. To test the initial accounting for the Notes and related capped call transactions, our procedures included, among others, inspection of the underlying agreements and testing management’s evaluation and application of the relevant accounting guidance. We also involved our valuation specialists to evaluate the Company’s determination of the fair value of the liability component of the Notes. We tested the appropriateness of the methodology, evaluated the reasonableness of the underlying assumptions used to determine the borrowing rate, such as the Company’s synthetic credit rating, and performed an independent calculation of the carrying amounts attributable to the liability and equity components. Additionally, we tested the source information underlying the valuation assumptions and inputs used to determine the fair value and the mathematical accuracy of the calculation. We also evaluated the Company’s disclosures regarding the issuance of the Notes and capped call transactions included in Note 12.

/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel February 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FIVERR INTERNATIONAL LTD

Opinion on Internal Control Over Financial Reporting

We have audited Fiverr International Ltd. and subsidiaries internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiverr International Ltd. and subsidiaries (the company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes of the Company, and our report dated February 18, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Tel-Aviv, Israel February 18, 2021

Fiverr International Ltd. and subsidiaries

Consolidated balance sheets

U.S. dollars (in thousands, except share and per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$268,030	$24,171
Marketable securities	129,372	88,559
User funds	97,984	55,945
Bank deposits	90,000	15,000
Restricted deposit	346	324
Other receivables	5,418	3,117
Total current assets	591,150	187,116
Marketable securities	228,048	21,805
Property and equipment, net	6,265	5,321
Operating lease right-of-use assets, net	15,611	—
Intangible assets, net	5,884	7,188
Goodwill	11,240	11,240
Restricted deposit	2,589	3,168
Other non-current assets	415	522
Total assets	$861,202	$236,360
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$3,622	$3,749
User accounts	92,027	53,013
Deferred revenue	5,957	3,248
Other account payables and accrued expenses	40,396	21,426
Operating lease liabilities	3,307	—
Current maturities of long-term loan	560	503
Total current liabilities	145,869	81,939
Long-term liabilities:
Convertible notes	352,034	—
Operating lease liabilities	13,861	—
Long-term loan and other non-current liabilities	4,035	5,612
Total long-term liabilities	369,930	5,612
Total liabilities	$515,799	$87,551
Commitments and contingencies (see note 11)
Shareholder' equity:
Shares authorized: 75,000,000 ordinary shares with no par value as of December 31, 2020 and 2019
Shares issued and outstanding: 35,842,980 and 31,937,772 ordinary shares as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	517,444	306,334
Accumulated deficit	(172,573)	(157,763)
Accumulated other comprehensive income	532	238
Total shareholders' equity	345,403	148,809
Total liabilities and shareholders' equity	$861,202	$236,360

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of operations

U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenue	$189,510	$107,073	$75,503
Cost of revenue	33,188	22,224	15,621
Gross profit	156,322	84,849	59,882
Operating expenses:
Research and development	45,719	34,483	26,035
Sales and marketing	94,379	62,750	49,720
General and administrative	28,034	22,366	20,596
Total operating expenses	168,132	119,599	96,351
Operating loss	(11,810)	(34,750)	(36,469)
Financial income (expenses), net	(2,800)	1,371	408
Loss before income taxes	(14,610)	(33,379)	(36,061)
Income taxes	(200)	(160)	(—)
Net loss	$(14,810)	$(33,539)	$(36,061)
Deemed dividend to protected ordinary shareholders	—	(632)	—
Net loss attributable to ordinary shareholders	$(14,810)	$(34,171)	$(36,061)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.46)	$(1.67)	$(5.42)
Basic and diluted weighted average ordinary shares	32,323,636	20,503,893	6,647,898

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of comprehensive loss

U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2020	2019	2018
Net loss	$(14,810)	$(33,539)	$(36,061)
Marketable securities:
Unrealized gain	158	59	—
Derivatives:
Unrealized gain (loss)	1,403	1,038	(925)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,267)	(261)	327
Other comprehensive income (loss)	294	836	(598)
Comprehensive loss	$(14,516)	$(32,703)	$(36,659)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of shareholders’ equity

U.S. dollars (in thousands, except share and per share data)

	Number of
	ordinary
	shares and			Accumulated
	protected	Share capital		other	Total
	ordinary	and additional	Accumulated	comprehensive	shareholders'
	shares	paid-in capital	deficit	income (loss)	equity
Balance as of December 31, 2017	22,525,042	$110,630	$(87,531)	—	$23,099
Stock-based compensation	—	11,659	—	—	11,659
Exercise of share options	595,852	1,240	—	—	1,240
Issuance of protected ordinary shares, net of issuance costs of $74	2,404,476	54,635	—	—	54,635
Net loss	—	—	(36,061)	—	(36,061)
Other comprehensive (loss)	—	—	—	(598)	(598)
Balance as of December 31, 2018	25,525,370	$178,164	$(123,592)	$(598)	$53,974
Share-based compensation	—	9,009	—	—	9,009
Exercise of share options and vested RSUs	162,247	857	—	—	857
Issuance of protected ordinary shares, net of issuance cost of $60	192,358	4,340	—	—	4,340
Issuance of ordinary shares in connection with IPO, net of issuance costs of $4,876	6,052,631	113,332	—	—	113,332
Exercise of warrants	5,166	—	—	—	—
Net loss	—	—	(33,539)	—	(33,539)
Deemed dividend related to the issuance of protected ordinary shares	—	632	(632)	—	—
Other comprehensive income	—	—	—	836	836
Balance as of December 31, 2019	31,937,772	$306,334	$(157,763)	$238	$148,809
Share-based compensation	—	15,855	—	—	15,855
Exercise of share options and vested RSUs	1,605,208	9,452	—	—	9,452
Issuance of ordinary shares in connection with follow on offering, net of issuance costs of $1,109	2,300,000	129,853	—	—	129,853
Equity component of convertible notes, net of issuance costs of $2,842	—	99,190	—	—	99,190
Purchase of capped call	—	(43,240)	—	—	(43,240)
Net loss	—	—	(14,810)	—	(14,810)
Other comprehensive income	—	—	—	294	294
Balance as of December 31, 2020	35,842,980	$517,444	$(172,573)	$532	$345,403

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of cash flows

U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss	$(14,810)	$(33,539)	$(36,061)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,338	3,571	2,250
Amortization of discount of marketable securities	1,091	(988)	—
Amortization of discount and issuance costs of convertible notes	4,036	—	—
Share -based compensation	15,815	8,899	11,648
Net loss (gain) from exchange rate fluctuations	(1,076)	65	(77)
Loss from disposal of property and equipment	—	—	26
Changes in assets and liabilities:
User funds	(42,039)	(16,209)	(39,736)
Operating lease ROU assets and liabilities, net	1,068	—	—
Other receivables	(1,777)	(1,583)	(143)
Trade payables	(127)	240	808
Deferred revenue	2,680	3,248	—
User accounts	39,014	13,277	7,542
Payment of contingent consideration	(1,960)	—	—
Other account payables and accrued expenses	10,674	8,677	1,937
Non-current liabilities	208	398	130
Net cash provided by (used in) operating activities	17,135	(13,944)	(51,676)
Investing activities:
Investment in marketable securities	(431,176)	(214,306)	—
Proceeds from maturities of marketable securities	183,190	104,990	—
Acquisition of business, net of cash acquired	—	(9,967)	(2,676)
Acquisition of intangible asset	(1,230)	—	—
Purchase of property and equipment	(2,094)	(1,016)	(767)
Capitalization of internal-use software	(711)	(739)	(830)
Other receivables and non-current assets	107	(40)	(142)
Bank and Restricted deposits	(74,443)	(15,000)	30,482
Net cash provided by (used in) investing activities	(326,357)	(136,078)	26,067
Financing activities:
Proceeds from initial public offering, net	—	113,350	—
Proceeds from follow-on offering, net	129,853	—	—
Proceeds from convertible notes, net	447,264	—	—
Purchase of capped call	(43,240)	—	—
Proceeds from exercise of share options	9,189	773	1,240
Proceeds from issuance of protected ordinary shares, net	—	4,340	53,069
Payment of contingent consideration	(2,040)	—	—
Tax withholding in connection with employees’ exercises of share options and vested RSUs	11,311	—	—
Repayment of a long-term loan	(524)	(470)	(421)
Net cash provided by financing activities	551,813	117,993	53,888
Effect of exchange rate fluctuations on cash and cash equivalents	1,268	245	(190)
Increase (decrease) in cash and cash equivalents	243,859	(31,784)	28,089
Cash and cash equivalents at the beginning of the year	24,171	55,955	27,866
Cash and cash equivalents at the end of the year	$268,030	$24,171	$55,955
Supplemental non-cash disclosure:
Purchase of property and equipment	$156	$103	$4
Share-based compensation capitalized in internal-use software	$40	$110	$11
Other expenses capitalized in internal-use software	$—	$219	$54
Ordinary shares and protected ordinary shares issuance costs	$—	$18	$74
Issuance of protected ordinary shares for acquisition of business	$—	$—	$1,640
Exercise of share options	$263	$84	$—
Convertible notes deferred issuance costs	$75	—	—
Contingent consideration	$—	$4,240	$—
Lease liabilities arising from obtaining right-of-use assets	$19,031	$—	$—
Supplemental cash flow disclosure:
Cash paid for taxes	$—	$36	$146
Cash paid for interest	$115	$131	$148
Cash paid for amounts included in the measurement of operating lease liabilities
under operating cash flows	$3,315	$—	$—

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 1: —General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform includes various categories across eight verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, and Lifestyle.

The Company’s platform also includes a variety of value-added products including subscription-based content marketing platform and back office platform.

Commencing June 13, 2019, the ordinary shares of the Company are traded on the New York Stock Exchange.

Note 2: —Significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The significant accounting policies followed in the preparation of the consolidated financial statements, are as follows:

a.Use of estimates:

The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, income taxes, share-based compensation and purchase price allocation on acquisitions including determination of useful lives, Incremental Borrowing Rate (“IBR”), convertible notes borrowing rate and contingent consideration. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.Principles of consolidation:

The consolidated financial statements include the accounts of the Company. Intercompany transactions and balances have been eliminated upon consolidation.

c.Functional currency:

The functional currency of the Company is the U.S. dollar, as it is the currency of the primary economic environment in which the Company is operating. Foreign currency transactions and balances have been re-measured to U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830, “Foreign Currency Matters.” All transaction gains and losses from re- measurement of monetary balance sheet items denominated in foreign currencies are recorded under financial income (expenses), net.

d.Cash and cash equivalents:

The Company considers all investments with an original maturity of three months or less at the time of purchase to be cash equivalents including amounts related to payment processing companies.

e.Marketable securities:

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt and Equity Securities”. The Company’s investments in marketable securities consist of high grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses including interest and amortization of discount arising from the acquisition of marketable securities were recorded under financial income (expenses), net.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company classifies its marketable securities as either short term or long term based on each instruments’ underlying contractual maturity date as well as the intended time of realization. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

In 2020 the Company adopted ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which modified the other than temporary impairment model for available for sale debt securities. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the year ended December 31, 2020. No impairment was recorded for the year ended December 31, 2019.

f.Bank deposits:

Deposits with maturities of more than three months but less than one year are classified as short term. Such deposits are presented at their cost.

g.Restricted deposit:

Restricted deposit is restricted as to withdrawal or use. The Company maintains restricted deposits mainly related to the loan to finance leasehold improvements in the Company’s office space.

h.Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	7 – 15
Leasehold improvements	The shorter of the term of the lease or useful life of the asset

The long-lived assets of the Company to be held and used, including Right-Of-Use (“ROU”) assets are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If assets are considered to be impaired, the impairment is measured by the amount which the carrying amount of the asset exceeds their fair value. No impairment was recorded for the years ended December 31, 2020, 2019 and 2018.

i.Internal-use software:

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

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. No impairment was incurred for the years ended December 31, 2020, 2019 and 2018.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

j.Business combinations:

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

k.Goodwill and other purchased intangible assets:

Goodwill and other purchased intangible assets have been recorded in the Company’s financial statements as a result of business combinations and asset acquisition transactions. Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Under ASC Topic 350, “Intangible—Goodwill and other,” goodwill is not amortized, but rather is subject to impairment test. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in one reporting segment, and this segment comprises its only reporting unit.

The Company elected to perform an annual impairment test of goodwill as of October 1st of each year, or more frequently if impairment indicators are present.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 2 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

No impairment was recorded for the for the years ended December 31, 2020, 2019 and 2018.

l.Derivatives and hedging:

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

m.Fair value of financial instruments:

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

n.Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, investment in marketable securities, restricted deposit and derivatives, which are placed in major banks in Israel, Germany and the U.S.

User funds are held by a payment service provider which, pursuant to the agreement, was engaged to hold the user funds on behalf of buyers and sellers in an account segregated from the payment service provider’s operating bank account.

The Company does not have off-balance sheet concentration of credit risks.

o.Convertible notes:

The Company accounts for convertible notes in accordance with ASC Topic 815, “Derivatives and Hedging” and ASC Topic 470, "Debt". The Company separately accounts for debt and equity components of convertible notes that may be settled in cash. The carrying amount of the debt component was based on the fair value of a similar hypothetical debt instrument excluding the conversion option.

The equity component was based on the excess of the of the principal amount of the convertible notes over the fair value of the debt component after adjustment for an allocation of issuance costs. The equity component is recorded under additional paid in capital and is not remeasured as long as it continues to meet the criteria for equity classification.

The difference between the principal amount of the convertible notes and the amount allocated to the debt component was considered to be debt discount, which is subsequently amortized through interest expenses over the expected life of the convertible notes using the effective interest method.

Issuance costs were allocated to the debt and equity components in proportion to the allocation of proceeds to those components.

p.Employee related obligations:

The Company accounts for employee related obligations in accordance with ASC Topic 715, “Compensation—retirement benefits.” The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof. The Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments made in accordance with Section 14 release the Company from any future severance payments in respect of those employees.

As a result, the Company does not recognize any asset or liability in connection with severance pay. Severance costs amounted to $3,081, $2,359 and $1,638 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $19.5 per year, of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches 50% of the first 6% of employee contributions. The expenses recorded by the U.S. subsidiary for matching contributions were immaterial for the years ended December 31, 2020, 2019 and 2018.

q.User funds and user accounts:

In 2018 the Company entered into an arrangement with an existing payment service provider to hold funds on behalf of buyers and sellers (“users”). User funds consist of buyers’ prepayments, including the Company’s transaction and service fees that would be earned when an order is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. User accounts represent the corresponding liability to the users.

The Company does not have ownership over the funds and does not have the right to direct the funds to be used at will or for its own benefit other than those funds related to transaction and service fees owed to the Company after control has been obtained by the customers.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

r.Leases:

The Company’s lease accounting policy until January 1, 2020, prior to the adoption of the new lease guidance:

The Company recognized rent expenses resulting from operating lease agreements on a straight line basis over the lease term according to ASC Topic 840, “Leases”.

The Company’s lease accounting policy from January 1, 2020, following the adoption of the new lease guidance:

On January 1, 2020, the Company adopted the new lease guidance for its operating lease agreements. Also see note 1ac.

The Company determines if an arrangement meets the definition of a lease at the inception of the lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU asset is measured based on the discounted present value of the remaining lease payments, initial direct costs incurred and prepaid lease payments, excluding lease incentives. The lease liability is measured based on the discounted present value of the remaining lease payments. The discounted present value of remaining lease payments is computed using IBR based on the information available at the inception of the lease. The Company’s IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise that option. The Company elected the practical expedient for lease agreements with a term of twelve months or less and does not recognized ROU assets and lease liabilities in respect of those agreements.

Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities. Variable lease payments are mainly comprised of payments affected by the consumer price index.

The Company subleases certain office spaces to third-parties. Sublease income is recognized over the term of the agreement.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The Company elected the practical expedient to not separate lease and non lease components for its leases.

s.Revenue:

The Company’s revenue was primarily comprised of transaction fees and service fees. The Company earns transaction fees for enabling orders and providing other services and service fees to cover administrative fees.

On January 1, 2019, the Company adopted the new revenue guidance to all contracts using the modified retrospective approach. There was no cumulative initial effect of applying the new revenue standard.

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

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2020, 2019 and 2018 were immaterial.

Revenue from subscription-based content marketing platform and back office platform are mainly recognized over time when the service is rendered to the customer.

Disaggregated revenue:

The Company’s transaction fees for the years ended December 31, 2020, 2019 and 2018 were $139,019, $78,074 and $55,117, respectively.

The Company’s services fees for the years ended December 31, 2020, 2019 and 2018 were $50,491, $28,999 and $20,386, respectively.

Contract liabilities:

The Company’s contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers. Deferred revenues amounted to $5,957 and $3,248 as of December 31, 2020 and 2019 respectively.

t.Cost of revenue:

Cost of revenue is mainly comprised of expenses related to payment processing companies’ fees, server hosting fees, costs of the Company’s customer support personnel, amortization of capitalized internal-use software and developed technology and others.

u.Research and development expenses:

Research and development expenses are primarily comprised of costs of the Company’s research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

v.Sales and marketing expenses:

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Advertising costs were $68,539, $41,341 and $34,843 for the years ended December 31, 2020, 2019 and 2018, respectively.

w.General and administrative expenses:

General and administrative expenses primarily include costs of the Company’s executive, finance, legal and other administrative personnel, costs associated with fraud risk reduction and others. General and administrative expenses are expensed as incurred.

x.Share based compensation:

The Company accounts for share-based compensation in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Share based awards are mainly granted to employees and members of the Company’s board of directors and measured at fair value at each grant date. The Company calculates the fair value of share options and Employee Share Purchase Plans (“ESPP”) on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight line method. The Company recognizes the fair value of Restricted Share Units (“RSUs”) on the grant date based on the market value of the underlying share and the expense is recognized over the requisite service period for awards using the straight line method.

The requisite service period for share options is generally four years. The Company recognizes forfeitures as they occur.

The Black-Scholes option-pricing model requires the Company to make a number of assumptions, including the value of the Company’s ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value share options and ESPP upon each grant date.

Expected volatility of share options was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors.

The expected share options term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior.

The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term.

The Company has not paid dividends and has no foreseeable plans to pay dividends.

Prior to the Initial Public Offering (“IPO”), the fair value of ordinary shares underlying the share options has historically been determined by management and approved by the Company’s board of directors. Because there has been no public market for the Company’s ordinary shares, management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares was determined by the management until the IPO. The Company’s management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method and the Probability Weighted Expected Return Method subject to relevant facts and circumstances.

y.Income taxes:

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

The Company recognizes uncertain tax positions based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are established utilizing a two-step approach when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The first step requires the Company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit. The second step is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

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

z.Segment reporting:

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

aa.Loss per share:

The Company computes basic loss per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by taking into account the potential dilution that could occur upon the exercise of share options and ESPP and vesting of RSUs granted under share based compensation plans using the treasury stock method and the potential dilution that could occur upon conversion of the convertible notes using the if converted method.

Basic and diluted net loss per share was presented in conformity with the two class method for participating securities for the year ended December 31, 2019 as a result of a deemed dividend related to the issuance of protected ordinary shares (see note 14).

The potentially dilutive share options to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation amounted to 6,017,362, 4,578,542 and 2,974,891 for the years ended December 31, 2020, 2019 and 2018, respectively, because including them would have been anti dilutive.

ab.Contingencies:

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

ac.Recently adopted accounting pronouncements:

On June 30, 2020 following reassessment of the Jumpstart Our Business Startups Act (“JOBS Act”) provisions, the Company no longer qualified as an emerging growth company. Accounting pronouncements applicable to public companies were adopted on December 31, 2020 as of the beginning of the fiscal year 2020.

In February 2016, the FASB issued ASU 2016-02, “Leases,” related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company adopted this guidance in 2020, using the modified retrospective approach and elected to use the effective date as the date of initial application. The Company elected to use the ”package of practical expedients”, which permits it not to reassess its prior conclusions about lease identification, lease classification and initial direct costs. Consequently, comprehensive periods were not restated.

The guidance had a material impact on the Company’s consolidated balance sheet which resulted in the recognition of operating lease ROU assets and lease liabilities of $18,526 and $19,031, respectively, on January 1, 2020, which included reclassification of and rent prepayments as components of the ROU assets.

The standard did not have a material impact on the Company's consolidated statements of operations.

In June 2016, FASB issued ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. The standard requires entities to estimate an expected lifetime credit loss on financial assets and report credit losses using an expected losses model rather than the incurred losses model that was previously used, which may result in the timelier recognition of losses. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this guidance in 2020 with no material impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:

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

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

ad.Certain comparative figures have been reclassified to conform to the current year presentation.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 3: —Certain transactions

a.ClearVoice acquisition:

In February 2019, the Company acquired all of the outstanding shares of ClearVoice, Inc. ("ClearVoice"), a subscription-based content marketing platform for a cash amount of $11,786 out of which $3,500 was placed in escrow to be released within one to two years under certain conditions.

The results of operations of ClearVoice were consolidated in the Company’s financial statements commencing the date of acquisition. The cash paid included $1,450 retention bonus subject to the continuing employment of the founders of ClearVoice, recorded under other receivables, out of which the Company recorded $121 and $1,329 under operating expenses for the years ended December 31, 2020 and 2019 respectively.

The agreement stipulated additional contingent payments to shareholders of ClearVoice in an aggregate amount of up to $8,000 subject to certain milestones to be paid over a three-year period. The fair-value of the contingent consideration as of the acquisition date was $4,240 and measured based on the estimated future cash outflows, utilizing the Monte Carlo simulation. As of December 31, 2020, $1,220 and $1,505 were recorded under other accrued expenses and other non-current liabilities, respectively.

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

______________________
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

b.Other transactions:

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

In August 4, 2020 the Company acquired Sharon Lee Thony Consulting LLC a digital marketing agency for a consideration amount of $1,250 paid in cash. The transaction was accounted for as asset acquisition mainly resulting in a recognition of a workforce intangible asset.

Note 4: —Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$35,448	$—	$—
Money market funds	223,474	—	—
Deposits	9,108	—	—
Bank Deposits	90,000	—	—
Restricted deposits	2,935	—	—
Marketable securities	—	357,420	—
Asset derivatives	—	314	—
Liability derivatives	—	(12)	—
Contingent consideration	—	—	(2,725)
	$360,965	$357,722	$(2,725)

	December 31, 2019
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$21,289	$—	$—
Deposits	2,882	—	—
Bank Deposits	15,000	—	—
Restricted deposits	3,492	—	—
Marketable securities	—	110,364	—
Derivatives	—	179	—
Contingent consideration	—	—	(6,327)
	$42,663	$110,543	$(6,327)

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2019	$(6,327)
Payment	4,000
Revaluation	(398)
Fair value as of December 31, 2020	$(2,725)

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

As of December 31, 2020, the total estimated fair value of the convertible notes was approximately $598,630. The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible notes in an over-the-counter market.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 5: Marketable securities

As of December 31, 2020, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Municipal and U.S. treasury bonds	$54,580	$37	$(15)	$54,602
Corporate bonds	302,623	320	(125)	302,818
Total	$357,203	$357	$(140)	$357,420

As of December 31, 2019, the amortized cost, unrealized holding gains and losses and fair value of such securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Municipal and U.S. treasury bonds	$75,340	$76	$—	$75,416
Corporate bonds	34,965	—	(17)	34,948
Total	$110,305	$76	$(17)	$110,364

The following table summarizes the fair value and amortized cost of the available-for-sale securities by contractual maturity as of December 31, 2020:

	Amortized
	Cost	Fair Value
Due within one year	$129,263	$129,372
Due after one year through two years	227,939	228,048
Total	$357,202	$357,420

Note 6: —Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2020	2019
Leasehold improvements	$5,820	$5,162
Computers and peripheral equipment	3,504	2,121
Office furniture and equipment	1,181	1,071
	10,505	8,354
Less—accumulated depreciation	(4,240)	(3,033)
	$6,265	$5,321

Depreciation expenses were $1,207, $920 and $820 for the years ended December 31, 2020, 2019 and 2018, respectively.

Note 7: —Intangible assets, net

Intangible assets, net consisted of the following as of:

	December 31,
	2020	2019
Developed technology	$3,920	$3,920
Capitalized internal-use software	4,596	4,019
Customer relationships	2,660	2,660
Workforce	1,250	—
Trade name	1,170	1,170
	13,596	11,769
Less—accumulated amortization	(7,712)	(4,581)
	$5,884	$7,188

In connection with internal-use software, the Company capitalized $577, $ 1,014 and $789 for the years ended December 31, 2020, 2019 and 2018 respectively. The capitalized amount included share-based compensation of $40, $110 and $11 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization expenses amounted to $3,131, $2,651 and $1,430 for the years ended December 31, 2020, 2019 and 2018, respectively.

The estimated future amortization of intangible assets as of December 31, 2020 was as follows:

2021	$2,840
2022	1,878
2023	862
2024	113
2025 and thereafter	191
$5,884

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 8: —Derivatives and hedging

The Company entered into forward, put and call option contracts to hedge certain forecasted payroll and rent payments denominated in NIS, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. The Company recorded the cash flows associated with these derivatives under operating activities.

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $14,500 and $7,500 as of December 31, 2020 and 2019, respectively. The fair value of the Company’s outstanding contracts amounted to an asset of $314 and a liability of $12 as of December 31, 2020 and an asset of $179 as of December 31, 2019. These assets and liabilities were recorded under other receivables and other account payables and accrued expenses respectively. Gains of $1,267, $261 and losses of $327 were reclassified from accumulated other comprehensive income (loss) during the years ended December 31, 2020, 2019 and 2018, respectively. Such gains and losses were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred. These (gains) and losses were recorded in the consolidated statements of operations were as follows:

	Year ended December 31,
	2020	2019	2018
Cost of revenue	$(87)	$(17)	$23
Research and development	(655)	(142)	173
Sales and marketing	(311)	(59)	60
General and administrative	(214)	(43)	71
	$(1,267)	$(261)	$327

Note 9: —Other account payables and accrued expenses

Other payable and accrued expenses consisted of the following as of:

	December 31,
	2020	2019
Accrued employee and government authorities	$12,283	$8,677
Tax withholding in connection with employees' exercises of share options and vested RSUs	11,335	—
Accrued expenses	15,471	8,808
Contingent consideration	1,220	3,888
Other	87	53
	$40,396	$21,426

Note 10: —Leases

The Company leases office spaces under non cancelable operating lease agreements in Israel and the U.S. that expire through July 2023. The operating lease for the Company’s office space in Israel expires in December 2021 and contains a five-year renewal option, which the Company expects to utilize. The Company subleases a portion of its Israel office space.

The components of operating lease cost recorded under operating expenses for the year ended December 31, 2020 were as follows:

Fixed cost and variable cost that depend on an index	$3,192
Short term lease cost	277
Sublease income	(792)
$2,677

The Company’s net rent expenses prior to the adoption of the new lease guidance were $2,373 and $1,732 for the years ended December 31, 2019 and 2018 respectively. Sublease income was $931 and $1,367 for the years ended December 31, 2019 and 2018 respectively

Weighted average remaining lease term as of December 31, 2020	5.54 years
Weighted average discount rate	1.40%

The minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2020, were as follows:

2021	$3,335
2022	3,472
2023	3,167
2024	2,723
2025 and after	5,098
Total undiscounted lease payments	17,795
Less: imputed interest	(627)
Present value of lease liabilities	$17,168

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 11: —Commitments and contingencies

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2020 and 2019, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

Note 12: —Convertible notes

a.Convertible notes

In October 2020, the Company issued $460,000 aggregate principal amount, 0% coupon rate, of convertible notes due on 2025 (inclusive of an additional $60,000 aggregate principal amount of such notes pursuant to the exercise in full of the overallotment option of the initial purchasers). The convertible notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, per share per $1 principal amount of convertible notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. The convertible notes are senior unsecured obligations of the Company. The convertible notes would mature on November 1, 2025, unless earlier repurchased, redeemed or converted.

Prior to May 15, 2025, a holder may convert all or a portion of its convertible notes only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on December 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period after any 10 consecutive trading day period in which the trading price, determined pursuant to the terms of the convertible notes, per $1 principal amount of convertible notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (iii) if the Company calls such convertible notes for redemption in certain circumstances, at any time prior to the close of business on the third scheduled trading day immediately preceding the redemption date; or (iv) upon the occurrence of specified corporate events.

On or after May 15, 2025 until the close of business on the third scheduled trading day immediately preceding the maturity date, a holder may convert its convertible notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company can pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may not redeem the convertible notes prior to November 5, 2023, except in the event of certain tax law changes.

The Company may, at any time and from time to time, redeem for cash all or any portion of the convertible notes, at the Company's option, on or after November 5, 2023, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed.

Upon the occurrence of a fundamental change as defined in the indenture, holders may require the Company to repurchase for cash all or any portion of their convertible notes at a fundamental change repurchase price equal to 100% of the principal amount of the convertible notes to be repurchased (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the convertible notes (if any) to, but excluding, the fundamental change repurchase date. In addition, in connection with a make-whole fundamental change as defined in the indenture, or following the Company’s delivery of a notice of redemption, the company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its convertible notes in connection with such a corporate event or redemption, as the case may be.

Issuance costs attributable to the debt and equity components were $ 9,969 and $2,842, respectively. The effective borrowing rate of the debt component of the convertible notes was 5.1%. This borrowing rate was based on the Company’s synthetic credit risk rating determined by a third party appraiser.

During and as of the year ended December 31, 2020, the conditions allowing holders of the convertible senior notes to convert were not met therefore the notes were classified as long-term liability.

The net carrying amount of the debt and equity components of the convertible notes as of December 31, 2020 were as follows:

Debt component:
Principal amounts	$460,000
Unamortized discount	98,356
Unamortized issuance costs	9,610
Net carrying amount	$352,034
Equity component, net	$99,190

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Financial expenses related to the convertible senior notes for the year ended December 31, 2020 were as follows:

Amortization of discount	$3,677
Amortization of issuance costs	359
$4,036

b.Capped call

In connection with the pricing of the convertible notes and the exercise of the overallotment option, the Company entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions cover, collectively, the number of the Company’s ordinary shares underlying the convertible notes, subject to anti-dilution adjustments substantially similar to those applicable to the convertible notes. The capped call has an initial strike price of $213.57 per ordinary share, subject to certain adjustments, which corresponds to the approximate initial conversion price of the convertible notes. The cap price of the capped call is initially $305.1 per ordinary share and is subject to certain adjustments under the terms of the capped call.

The capped call transactions were considered to be freestanding instruments as they were entered into separately and apart from the convertible notes and since the conversion or redemption of the convertible notes does not automatically result in the exercise of the capped call. The capped call transactions are indexed to the Company's own shares and meet the criteria for equity classification. The cost of the capped call transactions was approximately $43,240 recorded as a reduction to additional paid in capital with no subsequent measurement.

Note 13: —Long term loan and other non-current liabilities

Long-term loan and other long-term liabilities consisted of the following as of:

	December 31,
	2020	2019
Long-term loan less current maturities of long-term loan	$2,147	$2,535
Contingent consideration	1,505	2,439
Other	383	638
	$4,035	$5,612

As part of the Israel office space operating lease agreement, the lessor agreed to finance an amount of $3,963 out of the total cost of leasehold improvements in the office space. The loan is indexed to the consumer price index and bears an effective interest rate of 4.2%. The loan is paid over a period of ten years and is not subject to financial covenants.

The future payments of long-term loan as of December 31, 2020 were as follows:

2021	$560
2022	407
2023	408
2024	425
2025 and after	907
$2,707

Note 14: —Shareholders' equity

a.In June 2019 the Company closed an IPO whereby 6,052,631 ordinary shares were sold by the Company to the public (inclusive of 789,473 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $113,332 net of underwriting discounts and other offering costs.

b.On June 2, 2020 the Company closed a follow on offering whereby 2,300,000 ordinary shares were sold by the Company to the public, (inclusive of 300,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $129,853 net of underwriting discounts and other offering costs.

c.The number of authorized shares as of December 31, 2020 and 2019 was 75,000,000 respectively.

d.Holders of ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

e.During the second quarter of 2019, the Company’s board of directors and the Company’s shareholders approved a 1-for 6.69 reverse share split of the Company’s ordinary shares and protected ordinary shares. As a result of the reverse share split, (i) every 6.69 authorized, issued and outstanding ordinary share or protected ordinary share was decreased to one share of authorized, issued and outstanding ordinary share or protected ordinary share, (ii) the number of ordinary shares into which each outstanding warrant or option to purchase an ordinary share is exercisable was proportionally decreased on a 1-for 6.69 basis, and (iii) all share prices and exercise prices were proportionally increased. All ordinary shares and protected ordinary shares, share options, warrants, exercise prices, per share data and loss per share amounts have been adjusted retroactively for all periods presented in these financial statements to reflect the 1-for 6.69 reverse share split.

f.Protected ordinary shares:

Immediately prior to the closing of the IPO 18,654,270 protected ordinary shares were exchanged for ordinary shares upon the adoption of the Company’s amended and restated articles of association.

In November 2018, the Company issued 2,317,434 protected ordinary shares for an aggregate net amount of $52,995 from a new investor and certain existing investors at a share price of $22.88.

In February 2019, the Company issued 182,752 protected ordinary shares for an aggregate amount of $4,125, net of $60 issuance cost, to an existing investor at a share price of $22.88. This transaction was an extension of the November 2018 issuance of protected ordinary shares. Since all of the protected ordinary shares purchased were issued to an existing investor, the incremental value between the share price and the fair value of the protected ordinary shares was accounted for as a deemed dividend in the amount of $632, which was recorded in the consolidated statements of changes in shareholders’ equity as an increase in share capital and additional paid-in capital with a corresponding increase in the accumulated deficit.

g.Share options and RSUs:

In 2011, the board of directors adopted the 2011 share option plan for employees, officers, directors and consultants (the “2011 Plan”). Each share option granted under the 2011 Plan expires no later than ten years from the date of grant. The vesting period of the share options is generally four years. As of December 31, 2019, the Company is no longer granting any awards under the 2011 Plan.

In 2019, the board of directors adopted the 2019 share incentive plan (the “2019 Plan”) for employees, officers, directors and consultants. The 2019 Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, restricted shares, RSUs and other share-based awards.

Each share option granted under the 2019 Plan expires no later than seven years from the date of grant. The vesting period of the share options is generally four years.

As of December 31, 2020 a the total of ordinary shares available for future grants under the 2019 Plan was 1,235,731.

The following table summarizes the status of the share options as of and for:

	December 31, 2020
	Number of share options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Outstanding at the beginning of the year	4,460,289	9.93	8.07
Granted	415,536	54.51
Exercised	(1,504,240)	6.29
Forfeited	(148,142)	13.49
Outstanding at the end of the year	3,223,443	17.22	7.20
Exercisable at the end of the year	1,396,981	8.30	6.99

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The weighted-average grant-date fair value of share options granted was $27.85, $11.99 and $1.27 per share for the years ended December 31, 2020, 2019 and 2018, respectively.

The fair value of these share options was estimated on the grant date based on the following weighted average assumptions for:

	Year ended December 31,
	2020	2019	2018
Volatility	46% – 50%	50%	45% – 50%
Expected term in years	4.42 – 4.56	5.0 – 6.11	5.25 – 6.25
Risk-free interest rate	0.2% – 1.41%	1.52% – 2.59%	2.0% – 3.07%
Estimated fair value of underlying ordinary shares	27.90 – 158.89	12.8 – 22.64	8.69 – 18.47
Dividend yield	0%	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The share options outstanding under the 2011 plan as of December 31, 2020 have been separated into exercise price groups as follows:

	Outstanding		Exercisable
	Number of share options	Weighted average remaining contractual life (in years)	Number of share options	Weighted average remaining contractual life (years)

Exercise price
$0.00-$0.33	151,802	7.88	77,063	7.78
$1.61-$2.01	193,258	4.00	193,258	4.00
$4.48-$5.55	526,757	6.93	254,691	6.70
$8.70-$10.84	135,181	7.45	48,959	7.46
$12.78-$18.46	1,331,364	8.04	577,806	8.04
$21.81-$24.79	469,545	6.91	193,989	7.00
$25.82-$27.90	199,775	6.13	37,869	6.13
$80.29-$149.6	215,761	6.59	13,346	6.59
	3,223,443	7.20	1,396,981	6.99
Aggregate intrinsic value	$573,383		$256,314

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $128,463, $2,715 and $5,716 for the years ended December 31, 2020, 2019 and 2018, respectively.

The grant-date fair value of vested share options was $12,620, $5,768 and $972 for the years ended December 31, 2020, 2019 and 2018, respectively.

The following table summarizes the status of RSUs as of and for:

	December 31, 2020
	Number of RSUs	Weighted-average grant date fair value

Outstanding at the beginning of the year	118,253	22.95
Granted	649,339	73.55
Vested	(100,968)	29.86
Forfeited	(28,464)	51.32
Outstanding at the end of the year	638,160	78.89

h.ESPP:

On August 2020, the Company adopted the 2020 ESPP. As of December 31, 2020, a total of 410,000 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date. As of December 31, 2020, no ordinary shares had been purchased under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for:

	Year ended December 31,
	2020	2019	2018
Volatility	61.9%	—	—
Expected term in years	0.5	—	—
Risk-free interest rate	0.09%	—	—
Estimated fair value of underlying ordinary shares	196.89	—	—
Dividend yield	0%	—	—

Share-based compensation costs are recorded in the consolidated statements of operations were as follows:

	Year ended December 31,
	2020	2019	2018
Cost of revenue	$384	$142	$12
Research and development	5,842	3,197	731
Sales and marketing	3,084	1,853	1,480
General and administrative	6,505	3,707	9,425
	$15,815	$8,899	$11,648

The total unrecognized share based compensation cost as of December 31, 2020 was $71,512, which will be recognized over a weighted-average period of 3.24 years.

Note 15: —Financial income (expenses), net

	Year ended December 31,
	2020	2019	2018
Bank charges and other financial expenses	$(369)	$(323)	$(400)
Amortization of discount and issuance costs of convertible notes	(4,036)	—	—
Exchange rate gain (loss), net	(262)	(195)	163
Interest income	1,867	1,889	645
	$(2,800)	$1,371	$408

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 16: —Income taxes

Fiver International Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2020	2019	2018
Domestic	$(11,097)	$(27,916)	$(32,688)
Foreign	(3,513)	(5,463)	(3,373)
	$(14,610)	$(33,379)	$(36,061)

b.Income taxes:

The following are the domestic and foreign components of the Company’s income taxes:

	Year ended December 31,
	2020	2019	2018
Domestic	$—	$—	$—
Foreign	200	160	—
	$200	$160	$—

c.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The principal components of the Company’s deferred tax assets are as follows:

	Year ended December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$29,280	$24,026
Research and development expenses carryforward	4,031	7,102
Other reserves	1,089	23
Share-based compensation	1,386	—
Operating lease liabilities	3,969	—
Issuance costs	2,316	—
	$42,071	$31,151
Deferred tax liabilities:
Operating lease ROU assets	3,609	—
Convertible notes	21,881	—
Accrued and other	84	—
Total deferred tax assets, net	16,497	31,151
Less—valuation allowance	(16,497)	(31,151)
Total deferred tax assets, net	$—	$—

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been provided.

d.The reconciliation of the Company's theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2020	2019	2018
Loss before income taxes	$(14,610)	$(33,379)	$(36,061)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit	3,360	7,677	8,294
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	(2,558)	(4,872)	(5,822)
Effect of entities with different tax rates	(47)	38	(56)
Non-deductible expenses	(2,964)	(3,015)	(2,736)
Impact of different tax rate on temporary differences	(119)	—	—
Excess tax benefit on stock based compensation	2,178	4	569
Other	(50)	8	(249)
Effective income taxes	$(200)	$(160)	$—

e.Net operating loss carryforward:

As of December 31, 2020, the Company had an indefinite Net Operating Losses (“NOL”) carryforward for Israeli tax purposes of approximately $109,787. These NOL carryforwards can be carried forward and offset against taxable income. The Company also had a NOL carryforward for U.S. tax purposes of approximately $15,215 as of December 31, 2020. NOL’s for U.S. Federal income tax purposes (“Federal NOL’s”) generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. Federal NOL’s originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. Federal NOL’s generated after December 31, 2017, have an infinite carryforward period and are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All of the federal NOL’s of the Company are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of both ClearVoice and And.Co.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

f.Basis of taxation:

The Israeli corporate tax rate was 23% for the years ended December 31, 2020, 2019 and 2018.

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

Any income derived from sources other than from the Beneficiary Enterprise would be subject to the statutory corporate tax rate.

The period of tax benefits described above is subject to limits of 12 years from the year of election.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in "Beneficiary Enterprise." In the event of failure to comply with these conditions, the benefits may be cancelled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

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

The Company has evaluated the effect of the adoption of the Act on its financial statements and adjusted accordingly its tax rate for 2018 and beyond, therefore the impact of the change of the tax rate on the deferred tax assets net was recorded in 2017.

g.Tax assessments:

As of December 31, 2020, the Company had open tax years for the periods between 2015 and 2020 in Israel and for the periods between 2017 and 2020 for the U.S. subsidiary. The Company has NOL’s in the US from prior tax periods which may be subject to examination in future periods.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 17: —Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows:

	Year ended December 31,
	2020	2019	2018
U.S.	$100,706	$57,938	$40,529
Europe	48,331	25,181	15,265
Asia Pacific	22,814	13,356	11,076
Rest of the world	15,715	9,374	7,477
Israel	1,944	1,224	1,156
	$189,510	$107,073	$75,503

Long lived assets (including ROU assets) by geographical areas was as follows:

	December 31,
	2020	2019
Israel	$18,733	$4,961
U.S. and other	3,143	360
	$21,876	$5,321

Note 18: —Subsequent events

In January 2021, the Company acquired all of the outstanding shares of Working Not Working, Inc., a creative talent platform for a cash amount of $9,422. The agreement stipulated additional contingent payments to shareholders in an aggregate amount of up to $3,500 subject to certain milestones to be paid over a three-year period. The acquisition would be accounted for as a business combination.