Form 20-F
period 2021-12-31
Fiverr International Ltd.
filed 2022-02-17
CIK 1762301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Email: investors@fiverr.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 36,761,108 ordinary shares.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019, references to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, and references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

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

When we refer in this Annual Report to a specific number of buyers, this represents unique buyers who transact on our platform. We refer to Fiverr.com as our core platform, and Fiverr.com in addition to Fiverr Learn, Fiverr Workspace, ClearVoice, Sharon Lee Thony Consulting, Working not Working, CreativeLive and Stoke Talent as our platform.

Market and Industry Data

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including a 2016 McKinsey study “Independent Work Choice: Necessity, and the Gig Economy” (the “McKinsey Independent Work Study”) information from other independent industry analysts and publications, as well as our own estimates and research.

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

Our estimates and forward-looking statements may be influenced by factors including:

•
A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer and business spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery;

•
our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business;

•	we have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability;

•	if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

•	if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

•	if traffic to on our website declines for any reason, our growth may slow or stall;

•	if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

•	we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

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

•
evolving privacy laws and regulations related to cross-border data transfer restrictions and data localization requirements may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business;

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

•	our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict;

•	our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving; and

•
competition for highly skilled technical and other personnel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

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

Risks relating to our business and industry

A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer and business spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

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

As a result of the COVID-19 pandemic, we have transitioned many of our employees into a hybrid model, where employees are working remotely for part of the week, and lately, due to widespread infections, many of our employees transitioned to working remotely on a full time basis. The transition has had little impact on our employee productivity and has not caused any interruption to our business. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

As many of our personnel are working remotely, it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns, heighten the risk of cyber incidents, as well as increase our exposure to potential wage and hour issues. Recently, organizations worldwide, including governments and commercial enterprises, have seen an increase in cyber-attacks, such as phishing and ransomware attacks, by bad actors taking advantage of the pandemic and remote workforces. Our own systems and the systems of third parties that we work with are subject to such increased threats.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in- place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, Israel, federal and state governments in the United States, the United Kingdom and Germany are continuing to impose limitations on gatherings, social distancing measures and restrictions on movement. Such orders or restrictions have and are continuing to result in temporary slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may adversely affect our operations.

At this point in time, there is significant uncertainty relating to the potential effect of COVID-19 on our business and our business partners, including but not limited, to the size of the labor force, our third parties that collect funds from our buyers, remits payments to our sellers and holds funds in connection with user balances, our payment processors and our disbursement partners. As infections may continue to become more widespread, we could experience a severe negative impact on our business, financial condition and results of operations. Specifically, the COVID-19 pandemic may lead to a global economic downturn and could affect the need or the cadence of need of our buyers to purchase digital services, which could lead to decreased demand across all of our services. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. The COVID-19 pandemic could also have a material impact on the global unemployment rate which could affect the need for our sellers to sell digital services on our platform. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of potential effects on our business, and our business partners, financial condition and results of operations.

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

The size of our community of users, including both buyers and freelancers, is critical to our success. Over the past few years, we have experienced strong growth in the number of users on our platform, including the number of active buyers, but we do not know whether we will be able to achieve similar user growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third- party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to a general decrease in spending or otherwise as a result of the COVID-19 pandemic, could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

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

We incurred a net loss of $65.0 million in 2021, and we expect to incur net losses for the foreseeable future. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future, or that, if we do become profitable, we will be able to sustain profitability.

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

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. In particular, in recent years, increasing attention has been given to corporate activities related to environmental, social and governance (ESG) matters including increasing attention on and demands for action related to climate change and diversity, equity and inclusion matters. Companies and brands which do not adapt to or comply with expectations, standards, and regulations on ESG matters as they continue to evolve, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage. If our brand is harmed, whether due to negative publicity resulting from ESG matters or otherwise, we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Further, activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platform by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

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

If traffic to our websites declines for any reason, our growth may slow or stall.

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

To satisfy both buyers and freelancers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users. In addition, during times where the majority of our employees are working from home as a result of the COVID-19 pandemic, our information technologies and support systems may be particularly strained.

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

We receive, collect, store, process, transfer and use personal data and other user data. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data concerning freelancers and other users, including personally identifying or other sensitive data. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use and protection of certain data, including personal information. We are subject to numerous federal, state, local and international laws, directives and regulations regarding privacy, data protection and data security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to the terms of our privacy policies and certain contractual obligations to third parties related to privacy, data protection and data security. We strive to comply with our policies and applicable laws, regulations, contractual obligations and other legal obligations relating to privacy, data protection and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly and is likely to remain uncertain and complex for the foreseeable future, and therefore it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely, and may conflict with other legal obligations or our practices.

For example, European legislators adopted the GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR which is supplemented by national laws in individual EU member states, and the guidance of national supervisory authorities and the European Data Protection Board (“EDPB”) (and supplemented by national laws in individual EU member states), imposes more stringent data protection compliance requirements and provides for more significant penalties for noncompliance in the European Economic Area. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR and requirements to change our processing operations). We are taking steps to comply with the GDPR, but this is an ongoing compliance process. In addition, as of January 2021, as a result of the United Kingdom’s exit from the European Union, the United Kingdom has brought in its own domestic regime with UK GDPR and amendments to the Data Protection Act, which mirrors the obligations in the GDPR and imposes substantially similar penalties.

Additionally, California passed the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including adding new privacy rights and increasing regulation on online advertising. In addition, other new domestic data privacy laws, such as the Virginia Consumer Data Protection Act (“VCDPA”), which also goes into effect in January 2023, and the Colorado Privacy Act (“CPA”), which goes into effect in July 2023, similarly impose new privacy rights and obligations. More generally, some observers have noted the CCPA, CPRA, VCDPA, and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

Moreover, the CCPA, and eventually the CPRA, VCDPA, CPA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission (“FTC”) to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework. In addition, failure to comply with the Israeli Privacy Protection Law, 1981 (“Privacy Law”), and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

Further, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

If we were found in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to promote certain Gigs and connect freelancers with buyers. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected. Finally, any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position.

Evolving privacy laws and regulations related to cross-border data transfer restrictions and data localization requirements may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to the United States and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection (such as Israel) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the European Economic Area to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under relevant local law.

The European Commission is currently re-examining its Decision 2011/61/EU regarding the adequacy of the Israeli law, in light of the more recently adopted GDPR and developments in Israeli privacy legislation, which could result in revoking Israel’s adequate status. The outcome of this examination may also affect the UK’s approach on the adequacy of Israeli law with respect to the UK GDPR and UK Data Protection Act 2018, which could require us to further review and amend the lawful mechanisms by which we make and/or receive personal data transfers from the UK.

Moreover, recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. There are few viable alternatives to the Standard Contractual Clauses, and the law in this area remains dynamic. These recent developments will require us to review and may require us to amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States and other “non-adequate” countries.

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

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, particularly in light of the COVID-19 pandemic, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees outside of Israel and the United States, and maintaining our company culture across all of our offices;

•	recruiting and retaining contractors in the Ukraine, which is currently experiencing tensions with Russia;

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

Compliance with laws and regulations applicable to our global operations could substantially increase our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they change. Although we are in the process of implementing policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always be in compliance or that all of our employees, contractors, partners and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations and financial condition could be materially and adversely affected.

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

•	the COVID-19 pandemic or other pandemics, epidemics or global health emergencies.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter- to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, the trading price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, ESG issues, taxation, privacy and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws and regulations were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online services marketplaces. As our platform’s geographical scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements or that we are prohibited from conducting our business in or with certain jurisdictions. It is also possible that certain provisions in agreements with our service providers or between buyers and freelancers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and, in particular, companies engaged in dealings with independent contractors or payments. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. In particular, we have received letters from certain jurisdictions indicating that we may be required to register and pay taxes based on having certain minimum contacts in such jurisdictions. We may become subject to taxation in additional jurisdictions in the future.

Competition for highly skilled technical and other personnel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including research and development, marketing, operations and customer service professionals. Although we also engage a talented team in the United States and Ukraine to benefit from the significant pool of talent that is available in such markets, we have also witnessed increased competition in those markets as well during the last year.

Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, due to our rapid growth, which has raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and may increase retention costs. Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources.

In addition, as a result of the intense competition for qualified human resources, the high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

Moreover, we believe our success has depended, and our future success depends, on the efforts of our senior management, including Micha Kaufman, our Co-Founder and Chief Executive Officer. There can be no assurance that the services of any of these individuals will continue to be available to us in the future. We do not carry any key man life insurance policies on any of our executive officers.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, since we operate on a global basis, political, economic and security conditions in countries in which we operate or have users may limit our ability to provide our services. Specifically, the potential conflict between Russia and Ukraine may affect our business and operations in those regions.

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

We have in the past acquired and may in the future acquire certain complementary businesses or technologies. For example, during 2021 we have acquired Working Not Working, Inc., CreativeLive, Inc. and Stoke Talent Ltd. The success of any acquisition will depend upon several factors, including our ability to: identify and cost-effectively acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; retain and motivate key personnel; and effectively retain acquired users.

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

The application of indirect taxes, such as sales and use tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. One or more states, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e- commerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 2.8%, negative 0.7%, and 0.6% for the years ended December 31, 2021, 2020 and 2019, respectively. The appreciation of the NIS in relation to the U.S. dollar amounted to 3.3%, 7.0% and 7.8% for the years ended December 31, 2021, 2020 and 2019, respectively.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $435.7 million as of December 31, 2021. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar, which includes two interlocking rules: (1) the Income Inclusion Rule, and (2) the Undertaxed Payment Rule, that together comprise the Global Anti-Base Erosion (“GloBE”) rules, is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

Further, there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. As of the date of this Annual Report, it remains unclear what legislation, if any, would be enacted. If the draft legislation currently being discussed is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

Risks related to our indebtedness and capital structure

The conditional conversion feature of our Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

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

The accounting method for the Convertible Notes could adversely affect our reported financial condition.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange, or the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2021, there were 36,761,108 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

As of December 31, 2021, we had 2,589,023 shares available for future grant under our share option plans and 3,686,758 ordinary shares that were subject to share options and restricted share units. Of this amount, 1,694,321 options were vested and exercisable as of December 31, 2021. In addition, as of December 31, 2021, we had 380,941 shares available for sale under our 2020 Employee Share Purchase Plan.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of this test, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we directly or indirectly hold 25% or more (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we do not expect to be classified as a PFIC for our current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain United States federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

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

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs” for more information.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

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

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a), our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404 (b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

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

We are eligible for certain tax benefits provided to a “Beneficiary Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In order to remain eligible for the tax benefits provided to a “Beneficiary Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the beneficiary enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2021 was 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

We were incorporated in Israel under the Israeli Companies Law, 5759-1999 in April 2010, and our principal executive office is located at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel. Our legal name is Fiverr International Ltd. and our commercial name is FIVERR. We are registered with the Israeli Registrar of Companies. Our registration number is 51-444087-4. Our website address is www.fiverr.com, and our telephone number is +972-72-2280910. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is C T Corporation System and its address is 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021, and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our core platform, Fiverr.com, lies an expansive catalog with over 550 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product (“SaaP”) model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2021, our platform enabled $1,018.7 million of GMV from 4.2 million active buyers.

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

We generate revenue primarily through transaction fees and services fees on our core marketplace. We also offer an ecosystem of value added products that empowers our sellers to build a successful freelancing career and enables businesses of all sizes to implement an effective and efficient strategy to utilize freelancing workforce. For freelancers, Promoted Gigs and Seller Plus provide advertising capabilities and advanced tools to help them succeed on our marketplace. Fiverr Workspace provides freelancers software solution to manage invoicing, contracts, time tracking and organizing workflow with their clients. We also provide comprehensive learning and development offerings through Fiverr Learn and CreativeLive that help freelancers grow professionally. On the demand side, ClearVoice offers a subscription based content marketing solution, WorkingNotWorking provides paid access to high-end vetted creative talent, and Stoke Talent provides a freelancer management system to help businesses manage freelancers across channels, all of which cater to medium to larger sized businesses.

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

We have achieved significant growth and scale since inception. In the years ended December 31, 2021, 2020 and 2019, our revenue was $297.7 million, $189.5 million and $107.1 million, respectively, a 57% and 77% increase, respectively, and we incurred net losses of $65.0 million, $14.8 million and $33.5 million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time. For a description of the principal markets in which we compete, including a breakdown of total revenues see Item 5. “Our Business Model”.

Our platform

Since inception, our vision has been to fundamentally transform the traditional freelancer hiring model into an e-commerce-like experience— seamless, efficient and frictionless. To achieve our vision, the Fiverr platform is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We believe that our model reduces friction and uncertainties for our buyers while enabling our sellers to reach a global audience, enjoy more flexibility and choice of work and make more money. The key elements of our core platform include:

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

Comprehensive and diverse catalog. At the foundation of our core platform is an expansive catalog of Gigs that currently spans over 550 digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase Gigs such as logo design, video creation or website development with prices ranging from $5 to thousands of dollars, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Unlike such traditional solutions, each Gig on Fiverr is listed with a clearly defined scope and timeline and is sold for a fixed price rather than on an hourly basis.

Technology and data assets. We are a technology company. Our platform is powered by our machine learning technology and expansive data assets. Using our extensive data assets and our AI tools, we are able to continuously optimize our product search capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. For example, Fiverr Logo Maker leverages our AI technology to allow graphic designers on our platform to monetize their existing designs, deliver their work faster and serve more customers, while allowing buyers to rapidly personalize and customize original, handmade designs created by sellers. By better predicting a buyer’s future needs, our algorithms improve user satisfaction, which in turn increases repeat or cross category buying activities.

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

Expansion of core platform. We have expanded our core platform to offer an ecosystem of value-added products that empowers our sellers to build a successful freelancing career and enables businesses of all sizes to implement an effective and efficient strategy to utilize freelancing workforce. For freelancers, Promoted Gigs and Seller Plus provide advertising capabilities and advanced tools to help them succeed on our marketplace. Fiverr Workspace provides freelancers a software solution to manage invoicing, contracts, time tracking and organizing workflow with their clients. We also provide comprehensive learning and development offerings through Fiverr Learn and CreativeLive that help freelancers grow professionally. On the demand side, ClearVoice offers a subscription based content marketing solution, Working Not Working provides paid access to high-end vetted creative talent, and Stoke Talent provides a freelancer management system to help businesses manage freelancers across channels, all of which cater to medium to larger sized businesses.

Who we serve

Our buyers

Our buyers include businesses of all sizes and from various industries. We engage and grow our buyer base organically and through thoughtful performance and brand marketing, all without a direct sales force.

In the year ended December 31, 2021, we served 4.2 million active buyers from over 160 countries across the globe, up from 3.4 million active buyers in 2020.

Our value proposition to buyers

Value for money. We provide what we believe to be the best value for money for our buyers by alleviating frictions and inefficiencies in the value chain. Our expansive digital services catalog enables us to offer sophisticated browsing and filtering functions. We believe that this results in a lower time-to- hire for buyers compared to traditional offline hiring platforms, saving buyers valuable time.

Access to an expansive catalog of digital services. Our catalog of digital services has over 550 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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

Search and discovery. Our SaaP model provides buyers access to an extensive catalog of Gigs that they can compare and filter across parameters including Gig details, reviews and price. Each Gig includes the details of the service provided, the price, delivery timeframe and reviews from previous buyers of that Gig, allowing buyers to make informed decisions based on their needs, budgets and tastes. Leveraging our end-to-end transaction platform and the depth of transaction data, we recently launched Fiverr Inspire, an innovative way to browse and shop for digital services based on sellers and their portfolio. Our search, browse and recommendation algorithms are designed to match each buyer’s search with the most relevant Gig and seller results. With each buyer interaction, our platform and machine learning algorithms enable us to offer more personalized recommendation carousels that are presented in relevant places along the buyer journey.

Personalizable options. We believe many of our buyers are motivated by more than simply price and convenience; we believe they also value uniqueness and authenticity. On our marketplace, buyers enjoy a personalized experience and direct interactions with our sellers. As a part of our Gig concept, buyers purchase ‘Packages’ associated with each Gig. Packages are tiered as Basic, Standard and Premium, each with different levels of service such as different word counts for a translation, video lengths for a video edit or number of revisions for a logo design. We facilitate further customization through custom orders. A buyer can request a custom order through our platform with his or her unique requirements. Sellers, in turn, can respond to the order request with custom offers, which are exclusive proposals, with the exact description of the service, price and time expected to deliver the service. For certain categories and gigs, we also allow buyers to make recurring purchases through the Subscriptions feature, or to break down a large project into multiple purchases through the Milestones feature.

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

fiverr.
Find Services
Search
Fiverr Pro
Explore
Messages
Lists
Orders
Switch to Selling
$342
Graphics & Design
Digital Marketing
Writing & Translation
Video & Animation
Music & Audio
Programming & Tech
Business
Lifestyle
Trending
All Conversations
mayamog82
3 hours
Here's your Custom Offer
possiblemis
2 days
Okay, When I get bac...
yanki233
7 days
Me: Great so just clic...
laungeallthat
4 weeks
Me: Yes, I understa...
helgonmre
1 month
Me: Hi, I don't think ...
piplf32
1 month
Me: Hey, unfortunat...
girmker
2 months
Me: Hi, yes you ca...
betterkolm
2 months
Me: Hi! I'm pretty s...
sisman92
2 months
mayamog82
Away | Local time Jan 19, 11:40 AM
Your offer includes
1 Revision
2 Days Delivery
Offer Not Accepted
mayamog82 Oct 18, 7:27 PM
Here's your Custom Offer
I will illustrate and design an album or single cover
$2,000
As discussed I'm attaching the offer
Your offer includes
7 Days Delivery
Decline
Accept
Create an Offer
Send
About
mayamog82
Level 2 Seller
Reviews
5.0 (223)
From
United States
English
Native

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

fiverr.
Dashboard
Messages
Orders
Gigs
Analytics
Promoted Gigs
Seller Plus NEW
Earnings
Logos
Community
More
Switch to Buying
$342
• Online
glados ★ 4.8
Level 2 Seller
Response Rate 98%
On-Time Delivery 92%
Order Completion 95%
In-Order Communication 99%
Earned in November $6,890
Response Time 1Hrs
Inbox (5)
View All
Active Orders - 3 ($580)
All Orders
bukin12
Price $325
Delivery Time 5d, 12h
Status NEW
View Order
copo33
Price $245
Delivery Time 3d, 5h
Status NEW
View Order
lorijkr
Price $110
Delivery Time 2d, 1h
Status IN PROGRESS
View Order
Upgrade Your Business
Introducing: Seller Plus
Get expert tools and guidance to scale your Fiverr business.
+85%

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

Analytics. Our suite of tools provides sellers with detailed analytics on their operations, facilitating greater transparency and insight into business and performance indicators, including Gig revenue, order pipeline and ratings. Gig specific analytics allow sellers to better understand their past performance in order to improve their future performance. Sellers are also provided with real-time feedback on their performance in timeliness of delivery, responsiveness and completion rates via our seller dashboard. In addition, Seller Plus subscribers now get access to advanced analytics features such as traffic and keyword analytics. As such, our analytics capabilities give sellers increased visibility into their performance and a better understanding of what is important to buyers so that they have the feedback to continuously improve.

Advertising. To help sellers increase visibility and grow their business on Fiverr, we launched an advertising tool, Promoted Gigs, that allows sellers to bid and win prime locations on our website through an auction mechanism. Promoted Gigs are cost-per-click, so sellers are charged only when their ads are viewed and clicked by the buyer. Sellers decide a daily budget and the maximum bid per click, and we also provide automatic bidding tools to help sellers optimize their bid price and maximize their exposure with minimum efforts on their part.

fiverr. | Find Services | Search | Fiverr Pro | Explore | Messages | Lists | Orders | Switch to Selling | $342

Promoted Gigs

You're promoting **6 Gigs**

Manage Daily Budget **($50)** | Manage Payments | Last 30 days

Ad overview

6h

IMPRESSIONS	CLICKS	ORDERS >	SPEND	EARNINGS
962	57	8	$81.48	$1,657

Ad performance

Gig		Promote	CPC cap	Impressions	Clicks	Orders	CPC	Spend	Earnings
	Create detailed animated 3D abstract objects		$2	333	25	2	$1.68	$41.90	$510
	Create native App for Android or iOS systems		$2	278	10	0	$1.37	$13.69	$0
	Do post production effects for any film		$2	225	13	5	$1.64	$21.29	$960
	Create 3D sculpture and lighting		$2	99	6	0	$0.65	$3.89	$0

Learning and education. On our proprietary learning platform, we provide sellers access to an education center with comprehensive information on how to grow as a freelancer as well as become a more effective seller on Fiverr. We offer tutorials and materials on the use of Fiverr infrastructure tools, allowing sellers to get the most out of their experience on our core platform. This is supplemented by our Seller Help Center, which allows sellers to open tickets with customer support as well as access a comprehensive set of FAQs and how-to videos. We also provide access to a library of high quality educational content through Fiverr Learn and CreativeLive to help freelancers improve their skills and grow professionally.

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

The core pillars that support the foundation of our platform are:

Digital services as products. At the core of our platform lies the challenge of productizing digital services and making them available on our e- commerce platform. Our proprietary technology allows for turning non-SKU digital services into structured Gigs, enabling continuous and nimble category expansion. We are also developing depth for each category by developing attributes and experiences specific to each service category. Our innovative catalog of productized services allows us to create an e-commerce-like experience with digital services that includes search, browse, compare and purchase functions.

fiverr. | Find Services | Search | Fiverr Pro | Explore | Messages | Lists | Orders | Switch to Selling | $342

Overview | Description | About The Seller | Compare Packages | Recommendations | FAQ | Reviews | 6,424

Graphics & Design > Logo Design

I will create a beautiful and professional logo design

colinso12 Top Rated Seller | ★★★★★ 5 (2,457) | 22 Orders in Queue

People keep coming back!
This seller has many repeat buyers.

Among my clients
Keepit | All That Jazz | R

avocavo
HEALTHY BAR
avocavo
HEALTHY BAR
Yummy
Joice

Basic	Standard	Premium

Basic Logo $70

One logo concept & one revision

5 Days Delivery | 1 Revision

What's Included

Choose your plan

- Order once
- Subscribe for **6 months**

Save 20% every month from your 2nd order

Continue ($70)

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

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. We hold numerous registered trademarks in the United States and in foreign jurisdictions, including the European Union, the United Kingdom, Australia, Brazil and Israel, that we consider material to the marketing of our products, including the marks Fiverr and Gig.

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

Environmental, Social and Governance (ESG) Practices

Fiverr was built with a defined purpose from day one to change how the world works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees and shareholders. We are committed to build a long-term sustainable business that aligns our mission and business strategy with positive impacts to people, communities and our planet.

In 2021, we partnered with Deloitte, an independent consulting firm, to conduct an ESG assessment based on Sustainable Accounting Standards Board (SASB) standards and Fiverr’s core business strategy. Through the process, we have identified four core pillars that outline some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

•	Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

•	Marketplace integrity and ethics: holding high standards for quality and integrity in our marketplace

•	Empowering our people: building a diverse and inclusive workforce and company culture; and

•	Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

Our first ESG report that details the progress we have achieved and our initiatives under each of the pillars above is available on our investor relations website at investors.fiverr.com and is not incorporated by reference into this Annual Report. We believe that transparent and regular reporting is an essential step to holding ourselves accountable. We expect to continue to evolve our ESG strategy in the future as our ESG program matures.

Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our Nominating and Governance Committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters.

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

Data protection

We hold certain personal data of our users, including their name, username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), taxpayer information and forms, profession and education, location, authentication information, social media account log in details and username and additional information regarding the use of Fiverr’s Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Privacy Law, we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Privacy Law, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Numerous U.S. and foreign laws and regulations govern how we collect, use, disclose and otherwise process personal information, and certain of these laws and regulations have extraterritorial effect. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that personal information is only collected and processed in accordance with applicable local law. We may require additional legal review and resources to ensure compliance with any applicable privacy or data protections laws and regulations. In addition, in many jurisdictions there is new legislation that may affect our business and require additional legal review. Compliance with these laws is constantly evolving, resource intensive and time consuming, and companies that do not comply with these laws may face significant liabilities.

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection could affect us. For example, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which entered into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. More recently, in November 2020, California voters passed the California Privacy Rights Act (“CPRA”), which will go into substantial effect on January 1, 2023, and will amend the CCPA to add new privacy rights and other obligations. In addition, other new domestic data privacy laws, such as the Virginia Consumer Data Protection Act (“VCDPA”), which also goes into effect in January 2023, and the Colorado Privacy Act (“CPA”), which goes into effect in July 2023, similarly impose new privacy rights and obligations. If similar laws are passed in other states, such laws may have potentially conflicting requirements that would make compliance challenging and costly.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. Recent case law and regulatory guidance has supplemented these requirements in numerous areas, particularly around international data transfers, imposing additional compliance costs and enforcement risk. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non- financial damages claimed by any individuals under Article 82 of the GDPR). As of January 1, 2021, because of the United Kingdom’s withdrawal from the EU, we also have to comply with the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK data protection regime mirrors the fines under the GDPR.

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

The legal name of our company is Fiverr International Ltd. and we are organized under the laws of the State of Israel. We have nine wholly-owned subsidiaries: Stoke Talent Ltd., Incorporated under the laws of the State of Israel, Fiverr Inc., ClearVoice, Inc., Working Not Working, Inc., CreativeLive Inc. and Stoke Talent Inc. each of which incorporated under the laws of the State of Delaware, Sharon Lee Thony Consulting, LLC, incorporated under the laws of the State of New York, Fiverr Germany GmbH, incorporated under the laws of the Federal Republic of Germany and Fiverr Limited, incorporated under the laws of the Republic of Cyprus.

D	Property, Plant and Equipment

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 5,700 square meters (approximately 61,354 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in 2026.

We also lease offices in New York City, Orlando, Seattle and Phoenix in the United States, and Limassol, Cyprus. We intend to procure additional space as we continue to add employees, expand geographically and expand our workspaces and spaces for our community building programming. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with “Selected financial data” and the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk factors” and “Special note regarding forward- looking statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

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

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 550 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product (“SaaP”) model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2021, we had 4.2 million active buyers on our platform.

We were founded in 2010 by entrepreneurs who have extensive experience working with freelancers and who have witnessed firsthand how challenging the process can be. Our platform has simplified and streamlined this process for both buyers and sellers and, as a result, we have experienced significant growth and reached a meaningful scale. Our GMV for the years ended December 31, 2021, 2020 and 2019 was $1,018.7 million, $699.3 million and $401.0 million, respectively.

Our business model

We operate a marketplace model where we derive our revenue from transaction fees and service fees that are based on the total value of transactions ordered through our platform. Our revenue growth has been driven primarily by the growth of active buyers and spend per buyer. For the years ended December 31, 2021, 2020 and 2019, our revenue was $297.7 million, $189.5 million and $107.1 million, respectively, most of which was driven by repeat buyers whose collective spend on our platform continues to increase. These favorable dynamics provide us with revenue visibility and predictability. As repeat buyers keep using our platform, placing additional orders and ordering higher value and cross category services, we benefit from growing buyer lifetime value.

Our take rate, or revenue as a percentage of GMV, was 29.2%, 27.1% and 26.7% for the years ended December 31, 2021, 2020 and 2019, respectively. We believe we are able to command our take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. Our take rate is sustainable and has grown moderately over time as we provide more value to buyers and sellers through products and offerings such as Promoted Gigs, Seller Plus, ClearVoice, CreativeLive, Fiverr Learn, Fiverr Workspace and Stoke Talent.

Our revenue is diversified and generated from a broad mix of digital services. Our platform includes over 550 categories across nine verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, Data, and Lifestyle. For the years ended December 31, 2021, 2020 and 2019, no single category accounted for more than 15% of our core marketplace revenue. Category expansion continues to be a key strategy for our business.

Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. For the years ended December 31, 2021, 2020 and 2019, approximately 70% of our core marketplace revenue was generated from Gigs purchased by buyers located in the United States, the United Kingdom, Canada, Australia and New Zealand. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

We do not hire freelancers directly or provide digital services to our buyers as a principal. Our business model can rapidly scale, and as it grows we benefit from a growing network effect. More buyers attract more sellers onto our platform, which, in turn, leads to more selection and better value for money, driving more engagement and spend by our buyers. We do not rely on a direct sales force, further enhancing the scalability of our business model. Our revenue is well diversified across our buyers, with no buyer contributing more than 1% of core marketplace revenue in the years ended December 31, 2021, 2020 or 2019.

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

Scaled and consistently growing buyer base

Our active buyer base has consistently grown over time. The number of active buyers on our platform has reached 4.2 million as of December 31, 2021, significantly up from 3.4 million as of December 31, 2020. The key drivers of our active buyer base growth are continued buyer engagement and our buyer acquisition strategy. We are focused on increasing this strong base of active buyers, which we continue to monetize.

Revenue from repeat buyers

We experience significant repeat business because buyers return to our platform as we offer a variety of freelance digital services that address different businesses’ needs. For example, a buyer can purchase design content for a brochure and later return to our platform for market research, an entirely different service category. At the same time, this buyer may recommend our platform to a colleague in another department who may use our platform for video editing services.

Repeat buyers generally increase spend on our platform over time. For the year ended December 31, 2021, repeat buyers contributed 59% of our revenue on our core marketplace, up from 55% in the year ended December 31, 2020. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer’s first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. As shown in the figure below, the aggregate spend of each cohort stabilizes after the first year and continues to contribute to a consistent stream of revenue for future years. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior. We saw the elevated retention levels in 2020 continue into 2021 across our cohorts. In 2021, older cohorts (those who joined on or before 2018) on average retained 119% of revenue from 2020. The retention for the 2019 and 2020 cohorts also exceeds historical cohorts at similar stages of lifecycle.

Core marketplace revenue composition by annual cohort 2010-2021

2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2021 and 2020 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment (“tROI”), which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period1. We aim to achieve quarterly tROI of one year or less. Historically, over the eight quarters ending December 31, 2021, we have been able to consistently achieve tROI of less than six months.

The second measure for our paid marketing efficiency is the cumulative revenue to performance marketing investment ratio. As depicted in the chart below, our return on performance marketing investments continues to improve as the cohort ages and buyers continue to spend on our platform. For example, as of December 31, 2021, revenue from the Q4’21 cohort had already amounted to 0.9x of our performance marketing investments during that quarter and the cumulative revenue from the Q1’17 cohort has reached 4.8x of our performance marketing investments during that quarter. We aim to continue acquiring buyers through highly efficient digital marketing channels as we continue to increase the scale of our performance marketing investments and target buyers with higher lifetime value.

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

Cumulative revenue to performance marketing investment ratios by cohort

Growth in spend per buyer

We view the acquisition of a new buyer as a starting point for building a long-term relationship between the buyer and our marketplace. Once a buyer joins our platform, we aim to expand the relationship and increase engagement and spending activities from that buyer over time. Our focus on increasing the lifetime value of our buyers on our marketplace is reflected in three areas. First, we continue to build out our platform to include more categories, more complex Gigs, and higher quality sellers in order to provide a comprehensive solution for our buyers’ digital service needs. Second, our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. For example, it enables us to anticipate buyers’ future needs based on their buying behavior and provide category and service recommendations. Third, we continue to go upmarket in our marketing strategies to acquire higher lifetime value buyers at top of the funnel.

We measure our buyer engagement using spend per buyer. Our spend per buyer as of December 31, 2021, was $242, up 18% from $205 as of December 31, 2020. For the year ended December 31, 2021, buyers who spent over $500 accounted for 63% of our core marketplace revenue, up from 58% in the year ended December 31, 2020.

These spend per buyer growth trends demonstrate our success in moving upmarket by offering a broader set of digital services, increasing engagement and lifetime value of our buyers, and growing the number of higher value Gigs and higher quality sellers on our platform through targeted marketing efforts and a number of product initiatives such as Fiverr Business, Fiverr’s Choice, Subscriptions and Milestones.

Spend per buyer 2018-2021

COVID-19

While our business has experienced significant growth since the outbreak of the COVID-19 pandemic, the full extent of the impact of the pandemic on our business, operations and financial results will depend on many evolving factors that we may not be able to control or predict. We believe our business is strong and resilient with many years of growth runway ahead of us, driven by the low online penetration of the large freelancing industry, our unique value proposition, our efficient and scalable business model, and strong execution capability. See “Item 3. Risk factors—Risks relating to our business and industry—A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer and business spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.”

Key financial and operating metrics

We monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

•
 “Active buyers” means buyers who have ordered a Gig or other services on Fiverr within the last 12-month period, irrespective of cancellations. An increase or decrease in the number of active buyers is a key indicator of our ability to attract and engage buyers.

•

“Spend per buyer” is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Spend per buyer is a key indicator of our buyers’ purchasing patterns and is impacted by an increase in our number of active buyers, buyers purchasing from more than one category, an increase in average price per purchase and our ability to acquire buyers with a higher lifetime value.

The following table sets forth our key performance indicators as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Active buyers (in thousands)	4,217	3,418
Spend per buyer	$242	$205

Components of our results of operations

Revenue. Our revenue is comprised of transaction fees and service fees. We earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees. Revenue is recognized once the buyer obtains control of the service, which occurs at a point in time upon completion of each order.

Geographic Breakdown of Revenues. The following table sets forth the geographic breakdown of revenues for the periods indicated:

	2021	2020	2019
	(in thousands)
U.S.	$154,360	$100,706	$57,938
Europe	77,019	48,331	25,181
Asia Pacific	38,437	22,814	13,356
Rest of the world	24,991	15,715	9,374
Israel	2,855	1,944	1,224
Total	$297,662	$189,510	$107,073

Cost of revenue. Cost of revenue is mainly comprised of expenses related to payment processing companies’ fees, server hosting fees, costs of customer support personnel, amortization of capitalized internal-use software and developed technology and courses. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing companies’ fees, server hosting fees and employee-related costs in order to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

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

Sales and marketing. Sales and marketing expenses are primarily comprised of costs of our marketing personnel, performance marketing investments, branding costs, amortization of customer relationships, creative relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and expect these costs to increase on an absolute dollar basis as we grow our business. Sales and marketing expense in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

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

Financial expenses, net. Financial expenses, net primarily include amortization of discount and issuance costs of Convertible Notes, interest earned on cash and cash equivalents and marketable securities, exchange rate gains (losses) due to foreign exchange fluctuations and other financial expenses in connection with bank charges and long-term loan.

Income taxes. As of December 31, 2021, we have not yet generated taxable income in Israel and the U.S. As of December 31, 2021, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $ 115.0 million. As of December 31, 2021, we had net operating loss carryforwards for U.S. tax purposes in the amount of approximately $82.6 million, which is expected to be subject to certain limitations under Internal Revenue Code (“IRC”) Section 382 following changes in control that occurred upon acquisition of both Clear Voice, Working Not Working and CreativeLive.

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between 2020 and 2019, and a discussion of our liquidity and capital resources for the year ended December 31, 2019, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2021	2020
	(in thousands)
Revenue	$297,662	$189,510
Cost of revenue	51,723	33,188
Gross profit	245,939	156,322
Operating expenses:
Research and development	79,298	45,719
Sales and marketing	159,365	94,379
General and administrative	52,616	28,034
Total operating expenses	291,279	168,132
Operating loss	(45,340)	(11,810)
Financial expense, net	(19,513)	(2,800)
Loss before income taxes	(64,853)	(14,610)
Income taxes	(159)	(200)
Net loss	$(65,012)	$(14,810)

	Year ended December 31,
	2021	2020
	(as a% of revenue)
Revenue	100.0%	100.0%
Cost of revenue	17.4	17.5
Gross profit	82.6	82.5
Operating expenses:
Research and development	26.6	24.1
Sales and marketing	53.5	49.8
General and administrative	17.7	14.8
Total operating expenses	97.9	88.7
Operating loss	(15.2)	(6.2)
Financial income (expense), net	(6.6)	(1.5)
Loss before income taxes	(21.8)	(7.7)
Income taxes	*	*
Net loss	(21.8)%	(7.8)%

*          Represents amounts of less than 0.5%

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue increased by $108.2 million, or 57%, to $297.7 million for the year ended December 31, 2021 from $189.5 million for the year ended December 31, 2020. The increase was mainly due to a 23% increase in the number of active buyers and a 18% increase in spend per buyer over the same time period and an increase of 210 basis points in our take rate, as we continue to grow our core platform as well as the additional revenue from back-office software subscriptions, e-learning courses, content marketing subscriptions and creative talent platform. For the years ended December 31, 2021 and 2020, we derived approximately 72.9% and 73.4% of our revenue from transaction fees, respectively, and approximately 27.1% and 26.6% of our revenue from service fees, respectively.

Cost of revenue

Cost of revenue increased by $18.5 million, or 56%, to $51.7 million for the year ended December 31, 2021 from $33.2 million for the year ended December 31, 2020. This increase was primarily due to an increase of $7.6 million in payment processing fees driven by increase in revenue scale, an increase of $5.3 million due to employee-related costs and subcontractors costs driven by catch-up hiring for customer support teams, an increase of $1.0 million in share-based compensation, an increase of $0.5 million in hosting fees, and an increase of $0.9 million in amortization of capitalized internal-use software and developed technology.

Research and development

Research and development costs increased by $33.6 million, or 73%, to $79.3 million for the year ended December 31, 2021 from $45.7 million for the year ended December 31, 2020. This increase was primarily driven by an increase of $14.2 million in employee-related costs, an increase of $14.9 million in share-based compensation, and an increase of $2.3 million in allocated overhead costs and software cloud based tools and related expenses.

Sales and marketing

Sales and marketing expenses increased by $65.0 million, or 69%, to $159.4 million for the year ended December 31, 2021 from $94.4 million for the year ended December 31, 2020. This increase was primarily driven by increases of $40.5 million in performance marketing investments and other marketing activities, $10.5 million in employee-related costs, an increase of $11.2 million in share-based compensation and an increase of $2.7 million in amortization of customer relationship, creative relationship and trade name intangible assets.

General and administrative

General and administrative expenses increased by $24.6 million, or 88%, to $52.6 million for the year ended December 31, 2021 from $28.0 million for the year ended December 31, 2020. This increase was primarily driven by an increase of $2.8 million in employee-related costs ,an increase of $13.4 million share-based compensation, an increase of $3.3 million in acquisition related costs, an increase of $1.9 million in related operational costs, an increase of $2.0 million in accounting, legal and business strategy, and an increase of $0.8 million due to fraud detection tools and related expenses.

Financial expenses, net

Financial expenses, net, amounted to $19.5 million for the year ended December 31, 2021 compared to financial expenses, net, of $2.8 million for the year ended December 31, 2020. The change was mainly driven by an increase of $16.0 million in expenses related to amortization of discount and issuance costs of our convertible notes.

Income taxes

Income taxes amounted to $0.2 million for the years ended December 31, 2021 and 2020.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financing. Our cash, cash equivalents, bank deposits and marketable securities were $641 million and $715.5 million as of December 31, 2021 and December 31, 2020, respectively. In addition, we had restricted cash and restricted deposits related to the loan to finance leasehold improvements in our office space of $3.0 million and $2.9 million as of December 31, 2021 and December 31, 2020, respectively.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditures consist primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements. As part of our lease of our Israeli headquarters, the lessor financed an amount of $4.0 million out of the total cost of leasehold improvements in the office space. The remaining loan of $2.9 million was repaid on January 1, 2022. We may also seek to invest in or acquire complementary businesses or technologies.

We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had a working capital of $279.2 million as of December 31, 2021, compared to $445.3 million as of December 31, 2020. The decrease was mainly due to $97.1 million investments in business acquisitions and $89.5 million marketable securities investment in long-term. The decrease was offset by $20.9 million increase in cash provided by operating activities.

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

Our marketable securities totaled $435.7 million as of December 31, 2021. Marketable securities are comprised of treasury, corporate and municipal bonds.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2021	2020
	(in thousands)
Net cash provided by operating activities	$38,037	$17,135
Net cash used in investing activities	(229,470)	(326,357)
Net cash (used in) provided by financing activities	(2,397)	551,813

Net cash provided by operating activities

Net cash provided by operating activities was $38.0 million for the year ended December 31, 2021, compared to $17.1 million for the year ended December 31, 2020. The change primarily resulted from an increase of $50.2 million in our net loss offset by an increase of $39.6 million in shared-based compensation, an increase of $16.0 million due to amortization of discount and issuance costs of our convertible notes, an increase of $6.8 million expenses due to amortization of discount on marketable securities and an increase of $2.6 million in accounts payable.

Net cash used in investing activities

Net cash used in investing activities was $229.5 million for the year ended December 31, 2021, a decrease of $96.9 million compared to $326.4 million for the year ended December 31, 2020. The decrease primarily resulted from $148.7 million lower investments in marketable securities and a decrease of $33.3 million in bank deposits and restricted deposits. This decrease was offset by an increase of $95.9 million resulting from acquisitions of Working not Working, CreativeLive and Stoke during the year ended December 31, 2021.

Net cash (used in) provided by financing activities

Net cash used in financing activities was $2.4 million for the year ended December 31, 2021, a decrease of $554.2 million compared to $551.8 million cash provided for the year ended December 31, 2020. This decrease resulted from $404.1 million net proceeds from the issuance of Convertible Notes, $129.9 million of proceeds from a follow-on offering for the year ended 2020, additional decrease of $20.3 million due to tax withholding in connection with exercises of employees’ share options and vested restricted share units.

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

On December 5, 2021, we received the approval of the Israeli court for our motion to allow us, if required, to realize mechanisms established in the Convertible Notes for repurchase of the Convertible Notes and to utilize in shares the Capped Call Transactions we entered into in connection with the issuance of the Convertible Notes for the aggregate amount of up to $143.0 million until June 6, 2022. Our board of directors will have the authority to determine if and when to implement any repurchase program. We intend to continue filing extension requests for the court approval on an ongoing basis as required.

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

In 2021, research and development costs accounted for approximately 26.6% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars, but this expense is expected to decrease as a percentage of total revenue.

D.	Trend Information.

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 5 – Impact of COVID-19 pandemic” and “Item 3.D. – Risk Factors – A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer and business spending more broadly, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.”

E.	Critical Accounting Estimates

Application of critical accounting policies and estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See Item 3.D. “Risk Factors” for a discussion of the possible risks that may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Business combinations

The results of an acquired business in a business combination are included in our consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805, “Business Combinations.” We allocate the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

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

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Under ASC Topic 350, “Intangible—Goodwill and other,” goodwill is not amortized, but rather is subject to an impairment test. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. We operate in one reporting segment, and this segment comprises our only reporting unit. We elected to perform an annual impairment test of goodwill as of October 1st of each year, or more frequently if impairment indicators are present.

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

No impairment was recorded for the years ended December 31, 2021, 2020 and 2019.

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

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815- 40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock.

We adopted this standard  on January 1, 2022, using the modified retrospective approach. As of December 31, 2021 the adoption  resulted in a reclassification of the equity component representing the conversion option  of $78.2 million from additional paid in capital to convertible notes and $21.0 million from additional paid in capital to retained earnings. Interest expense would be reduced as a result of accounting for the convertible notes instrument as a single debt measured at its amortized cost.

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

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balance to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2021 and 2020 were immaterial.

Revenue from subscriptions including our content marketing platform, on line learning platform, creative talent platform and  back office platform are mainly recognized over time when the service is rendered to the customer.

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

When events or changes in circumstances require, we assess the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value. No impairment was recorded as of December 31, 2021, 2020 and 2019.

Share-based compensation

We account for share-based compensation in accordance with ASC Topic 718, “Compensation-Stock Compensation.” Share based awards are mainly granted to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options and our Employee Share Purchase Plan (“ESPP”), on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period using the straight-line method.

We recognize the fair value of restricted share units on the grant date based on the market value of the underlying share and the expense is recognized over the requisite service period for awards using the straight line method.

We recognize forfeitures as they occur.

The requisite service period for share options is generally four years.

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of our ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends.

We evaluate the assumptions used to value share options and ESPP upon each grant date.

Expected volatility of share options was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors.

Expected volatility for ESPP was calculated based upon the Company’s share prices.

The expected share option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior.

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

Executive Officers and Directors

The following table presents information about our current executive officers and directors as of February 14, 2022:

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

Adam Fisher has served as a member of our board of directors since January 2011. Since 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and he is the founder of the firm’s investment practice in Tel Aviv, Israel. From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel. Mr. Fisher currently serves as a member of the board of directors of several Bessemer Venture Partners portfolio companies and previously served on the board of directors of Wix.com Ltd. from 2007 to 2016. Mr. Fisher holds a B.S.F.S. from Georgetown University.

Ron Gutler has served as a member of our board of directors since April 2019 and as lead independent director since May 2021. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler currently serves on the board of directors of Wix.com Ltd., CyberArk Software Ltd., Walkme Ltd. and several private companies. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem.

Gili Iohan has served as a member of our board of directors since April 2019. Ms. Iohan is currently a partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as chief financial officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back office operations, from 2005 to April 2017. Prior to that, she was a partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. Monday.com Ltd. and Similarweb Ltd. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

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

Executive officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and(iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

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

Compensation of office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2021, was approximately $21.3 million. This amount includes $0.7 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2021, our directors and officers were granted options to purchase an aggregate of 333,899 ordinary shares, at a weighted average exercise price of $238.8 per share, and 57,862 restricted share units under our 2019 Share Incentive Plan, or the 2019 Plan. As of December 31, 2021, options to purchase 1,731,444 ordinary shares granted to our executive officers and directors under our 2019 Plan and our 2011 Share Option Plan, or the 2011 Plan, at a weighted average exercise price of $64.06, and 88,758 restricted share units granted under the 2019 Plan, were outstanding.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2021, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2021. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Micha Kaufman, Co-Founder, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2021 of $301 in salary expenses and $86 in social benefits costs.

Mr. Ofer Katz, President and Chief Financial Officer. Compensation expenses recorded in 2021 of $330 in salary expenses and $90 in social benefits costs.

Ms. Hila Klein, Chief Operating Officer. Compensation expenses recorded in 2021 of $351 in salary expenses and $123 in social benefits costs.

Mr. Gil Sheinfeld, Chief Technology Officer. Compensation expenses recorded in 2021 of $321 in salary expenses and $100 in social benefits costs.

Ms. Gali Arnon, Chief Marketing Officer. Compensation expenses recorded in 2021 of $312 in salary expenses and $103 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2021 cash bonus expenses for Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Mr. Gil Sheinfeld and Ms. Gali Arnon, as provided for in our 2021 financial statements (but due during 2022), were $359, $281, $202, $122 and $139, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021, for options and restricted share units granted to Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Mr. Gil Sheinfeld and Ms. Gali Arnon of $6,421, $4,595, $2,538, $1,674 and $1,742, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2021, will continue to be expensed in our financial statements over a four-year period during the years 2022-2025 on account of the 2021 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity- based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

On October 19, 2021, our shareholders approved an amendment to out directors compensation pursuant to which we pay each of our non-employee directors who (i) either joined our board of directors following our initial public offering or otherwise will join our board of directors in the future, or (ii) serves or will serve in the future on a board of directors committee, each (i) and (ii) an Eligible Director, the following compensation:

Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board of Directors	$97,500	$65,000

Additional fees with respect to each twelve months of service on board of directors committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit Committee	$20,000	$8,000
Compensation Committee	$10,000	$5,000
Nominating and Governance Committee	$7,500	$4,500
Other Committee as Authorized by the Board of Directors	$7,500	$4,500

Payment to the committee chairpersons is in lieu of (and not in addition) to the payments referenced for committee membership. In case of service of less than a full twelve months period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company shall be granted options with a grant date value of $350,000. The exercise price for the options shall be the average closing price per ordinary share on the NYSE over the thirty (30) trading days preceding the grant date, but, with respect to U.S. taxpayers, not less than the fair market value on the grant date for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”). Such welcome grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the election or appointment day.

Annual Grant – Each Eligible Director shall be granted options with a grant date value of $300,000 upon the annual anniversary of his or her initial election or appointment (provided the director is still in office) (the “Eligibility Date”). The exercise price for the option awards shall be the average closing sale price per ordinary share on the NYSE over the thirty (30) trading days preceding the grant date, but, with respect to U.S. taxpayers, not less than the fair market value on the date of grant for purposes of Section 409A of Code. Such annual grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the Eligibility Date.

The welcome grant and the annual grants will also be subject to the following terms and conditions: (i) Acceleration. The equity awards shall be accelerated in the event of a Merger/Sale (as defined in the 2019 Plan); (ii) Intended Tax Type of Award. Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General. The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time signed.

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

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2021, a total of 1,873,988 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $9.78 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

2019 Share Incentive Plan

We maintain the 2019 Plan, under which we may grant equity based incentive awards to attract, motivate and retain the talent for which we compete. The 2019 Plan is administered by our board of directors.

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,854 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, no more than 14,820,531 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2021, a total of 1,034,610 options to purchase ordinary shares, with a weighted average exercise price of $116.8 per share and 778,160 restricted share units were outstanding under the 2019 Plan. As of December 31, 2021, 2,589,023 ordinary shares were available for future issuance under the 2019 Plan.

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

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options, subject to the terms and conditions set forth in the Ordinance. Our non- employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

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

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP is 410,000 shares, or the ESPP Share Pool, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the Board. In no event will more than 5,500,000 ordinary shares be available for issuance under the Section 423 Component. As of December 31, 2021, the ESPP Share Pool consisted of 380,941 ordinary shares.

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

Our board of directors has adopted corporate governance guidelines which serve as a flexible framework within which our board of directors and its committees operate subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairman of the board of directors and Chief Executive Officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstance, the guidelines also provide that the board may designate an independent director to serve as lead independent director. The lead independent director’s responsibilities include but are not limited to presiding over all meetings of the board of directors at which the chairman of the board of directors is not present, including any executive sessions of the independent directors, approving board of directors meeting schedules and agendas, and acting as the liaison between the independent directors and the Chief Executive Officer and chairman of the board of directors. At such times as the chairman of the board of directors is an independent director, the chairman of the board of directors will serve as lead independent director. In May 2021, our board of directors appointed Ron Gutler as our lead independent director. We comply with the rules of the New York Stock Exchange requiring that a majority of our directors are independent. Our board of directors has determined that all directors, other than Micha Kaufman, our co-founder, Chief Executive Officer and chairman of the board of directors, are independent under such rules.

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

Our directors are divided among the three classes as follows:

•	the Class I directors are Philippe Botteri and Jonathan Kolber and their terms expire at our annual general meeting of shareholders to be held in 2023;

•	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2024; and

•	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2022.

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

Our compensation policy was approved by our board of directors and shareholders and became effective upon the closing of our IPO and was further amended by our compensation committee, board of directors and shareholders at our 2021 annual general meeting.

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

•	overseeing the Company’s risks, strategies, policies, programs and practices related to environmental, social and governance matters.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. As of December 31, 2021, Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under Item 6.B“Director, Senior Management and Employees Compensation —Compensation of directors and executive officers.”

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of (i) $350 million, (ii) 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made, and (iii) ten percent (10%) of the Company Total Market Cap (which shall mean the average closing price of our ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of our issued and outstanding shares as of the date of actual payment, other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.	Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2021(*)	2020(*)	2019(*)

Total Employees	787	545	419

Located in Israel	580	426	330
Located in the United States	197	111	79
Located in Europe	10	8	10

In Research and Development	311	245	192
In Marketing	223	163	116
In General and Administration	109	70	73
In Customer Care	144	67	38
______________

(*) The numbers of employees set forth in this table do not include contractors.

In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti- discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2022, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of January 31, 2022, and restricted share units that shall vest within 60 days of January 31, 2022, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 36,797,030 ordinary shares outstanding as of January 31, 2022.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2021 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Principal Shareholders
BlackRock, Inc.(1)	3,734,339	10.1%

Directors and Executive Officers
Micha Kaufman(2)	2,382,354	6.4%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Gil Sheinfeld	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(3)	2,933,612	8.0%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	6,041,539	15.9%

*	less than 1%

(1)

Based on information reported on Schedule 13G/A filed on February 9, 2022, Blackrock, Inc., has sole voting power over 3,709,177 ordinary shares and sole dispositive power over 3,734,339 ordinary shares. The address of Blackrock, Inc, is 55 East 52nd St., New York, NY 10055.

(2)

Based on information available to us, Mr. Kaufman holds 1,814,460 ordinary shares directly and 567,894 ordinary shares underlying options that are currently exercisable within 60 days of January 31, 2022, at a weighted-average exercise price of $31.27, which expire between 2025 and 2028.

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

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of January 31, 2022, we had 146,971 ordinary shares held by 17 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

B.	Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

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

Our ordinary shares commenced trading on the New York Stock Exchange on June 13, 2019 under the trading symbol “FVRR.” Prior to this, no public market existed for our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares commenced trading on the New York Stock Exchange on June 13, 2019 under the symbol “FVRR.”

D.	Selling Shareholders

Not Applicable

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

Share Capital

As of December 31, 2021, we had 36,761,108 ordinary shares outstanding.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•	Form of Indemnification Agreement. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•	Compensation Policy for Directors and Officers. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

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

•
2020 Employee Share Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333- 248580) filed with the SEC on September 3, 2020). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

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

•
Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

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

•
Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.8 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5.“Operating and Financial Review and Prospects” for more information about this agreement.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The corporate tax rate in 2018 and thereafter is 23% of their taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the ordinary corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

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

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate was 10%. Under the 2011 Amendment, together with amendments to the Investment Law from 2014 and 2017, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S. Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation). Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

•	shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

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

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2021 and 2020, respectively, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the EUR and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1.3% and 1% during the years ended December 31, 2021 and 2020, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2021 and 2020, we entered into forward, put and call option contracts to hedge certain forecasted payments denominated in NIS, mainly payroll against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

We had outstanding contracts that qualify as hedging instruments in a cash flow hedge, in the aggregate notional amount of $49.6 million and $14.5 million as of December 31, 2021 and December 31, 2020, respectively. The fair value of the outstanding contracts amounted to an asset of $0.8 million and a liability of less than $0.1 million as of December 31, 2021 and an asset of $0.3 million and a liability of less than $0.1 million as of December 31, 2020, recorded under other receivables and other account payables and accrued expenses, respectively. Gains of $1.2 million, $1.3 million, and $0.3 million were reclassified from accumulated other comprehensive income (loss) during the years ended December 31, 2021, 2020 and 2019, respectively. Such gains and losses were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2021. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Conduct is available on our website at www.fiverr.com The information contained on or through our website, or any other website referred to herein, is not incorporated by reference into this Annual Report.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Fiverr International Ltd. at December 31, 2021 and 2020, and for each the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	2021	2020
	(in thousands)
Audit Fees	$782	$1,008
Tax Fees	282	704
All Other Fees	8	17
Total	1,072	1,729

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC as well as certain fees related to the audit in connection with our follow-on offering in June 2020 and issuance of convertible senior notes in October 2020.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance and review work.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non- audit services provided by our auditors.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Amended and Restated Articles of Association of Fiverr International Ltd.	20-F	001-38929	1.1	3/31/2020

2.1	Description of Securities	20-F	001-38929	2.1	3/31/2020

4.1†	Form of Indemnification Agreement					*

4.2†	Compensation Policy for Directors and Officers					*

4.3†	2011 Share Option Plan, as amended and restated	F-1	333-231533	10.3	5/16/2019

4.4†	Amendment No. 2 to 2011 Share Option Plan	F-1	333-231533	10.4	5/16/2019

4.5†	Amendment No. 3 to 2011 Share Option Plan	F-1	333-231533	10.5	5/16/2019

4.6†	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated	F-1	333-231533	10.6	5/16/2019

4.7†	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan	F-1	333-231533	10.7	5/16/2019

4.8†	2019 Share Incentive Plan	F-1/A	333-231533	10.8	6/3/2019

4.9†	2020 Employee Share Purchase Plan	S-8	333-248580	99.1	9/3/2020

4.10†	2020 Employee Share Purchase Plan Israeli Appendix	20-F	001-38929	4.10	2/18/21

4.11	Indenture, dated as of October 13, 2020, by and between Fiverr International Ltd. and U.S. Bank National Association, as Trustee	6-K	001-38929	4.1	10/13/2020

4.12	Form of 0% Convertible Senior Note due 2025	6-K	001-38929	4.12	10/13/2020

4.13	Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.1	10/13/2020

4.14	Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.2	10/13/2020

4.15	Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.3	10/13/2020

4.16	Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.4	10/13/2020

4.17	Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.5	10/13/2020

4.18	Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.6	10/13/2020

4.19	Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.7	10/13/2020

4.20	Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.8	10/13/2020

4.21	Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.9	10/13/2020

4.22	Letter Agreement, dated as of October 8, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.10	10/13/2020

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

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

FIVERR INTERNATIONAL LTD.

Date: February 17, 2022	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: February 17, 2022	By:	/s/ Ofer Katz
	Name:	Ofer Katz
	Title:	President and Chief Financial Officer

Fiverr International Ltd.

Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

FIVERR INTERNATIONAL LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2022, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

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

Auditing the Company’s revenues was challenging and complex due to the high volume of individually-low- monetary-value transactions and the dependency on multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process. Given the complex automated systems utilized to capture, process, and ultimately record revenue, performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort.

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

February 17, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
FIVERR INTERNATIONAL LTD

Opinion on Internal Control Over Financial Reporting

We have audited Fiverr International Ltd. and subsidiaries internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiverr International Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes of the Company, and our report dated February 17, 2022 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel February 17, 2022

Fiverr International Ltd. and subsidiaries
Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$71,151	$268,030
Marketable securities	118,150	129,372
Restricted cash	2,919	-
User funds	127,713	97,984
Bank deposits	134,000	90,000
Restricted deposit	35	346
Other receivables	14,250	5,418
Total current assets	468,218	591,150
Marketable securities	317,524	228,048
Property and equipment, net	6,555	6,265
Operating lease right-of-use assets, net	11,727	15,611
Intangible assets, net	49,221	5,884
Goodwill	77,270	11,240
Restricted deposit	15	2,589
Other non-current assets	1,040	415
Total assets	$931,570	$861,202
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$8,699	$3,622
User accounts	118,616	92,027
Deferred revenue	12,145	5,957
Other account payables and accrued expenses	44,260	40,396
Operating lease liabilities	3,055	3,307
Current maturities of long-term loan	2,269	560
Total current liabilities	189,044	145,869
Long-term liabilities:
Convertible notes	372,076	352,034
Operating lease liabilities	10,483	13,861
Long-term loan and other non-current liabilities	13,099	4,035
Total long-term liabilities	395,658	369,930
Total liabilities	$584,702	$515,799
Commitments and contingencies (see note 11)
Shareholders’ equity:
Shares authorized: 75,000,000 ordinary shares with no par value as of December 31, 2021 and 2020
Shares issued and outstanding: 36,761,108 and 35,842,980 ordinary shares as of December 31, 2021 and 2020, respectively	-	-
Additional paid-in capital	585,548	517,444
Accumulated deficit	(237,585)	(172,573)
Accumulated other comprehensive income (loss)	(1,095)	532
Total shareholders’ equity	346,868	345,403
Total liabilities and shareholders’ equity	$931,570	$861,202

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of operations
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2021	2020	2019
Revenue	$297,662	$189,510	$107,073
Cost of revenue	51,723	33,188	22,224
Gross profit	245,939	156,322	84,849
Operating expenses:
Research and development	79,298	45,719	34,483
Sales and marketing	159,365	94,379	62,750
General and administrative	52,616	28,034	22,366
Total operating expenses	291,279	168,132	119,599
Operating loss	(45,340)	(11,810)	(34,750)
Financial income (expenses), net	(19,513)	(2,800)	1,371
Loss before income taxes	(64,853)	(14,610)	(33,379)
Income taxes	(159)	(200)	(160)
Net loss	$(65,012)	$(14,810)	$(33,539)
Deemed dividend to protected ordinary shareholders	-	-	(632)
Net loss attributable to ordinary shareholders	$(65,012)	$(14,810)	$(34,171)
Basic and diluted net loss per share attributable to ordinary shareholders	$(1.81)	$(0.46)	$(1.67)
Basic and diluted weighted average ordinary shares	35,955,014	32,323,636	20,503,893

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of comprehensive loss
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2021	2020	2019
Net loss	$(65,012)	$(14,810)	$(33,539)
Marketable securities:
Unrealized gain (loss)	(2,129)	158	59
Derivatives:
Unrealized income	1,662	1,403	1,038
Amounts reclassified from accumulated other comprehensive loss	(1,160)	(1,267)	(261)
Other comprehensive loss	(1,627)	294	836
Comprehensive loss	$(66,639)	$(14,516)	$(32,703)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of shareholders’ equity
U.S. dollars (in thousands, except share and per share data)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2018	25,525,370	$178,164	$(123,592)	$(598)	$53,974
Share-based compensation	-	9,009	-	-	9,009
Exercise of share options and vested RSUs	162,247	857	-	-	857
Issuance of protected ordinary shares, net of issuance cost of $60	192,358	4,340	-	-	4,340
Issuance of ordinary shares in connection with IPO, net of issuance costs of $4,876	6,052,631	113,332	-	-	113,332
Exercise of warrants	5,166	-	-	-	-
Net loss	-	-	(33,539)	-	(33,539)
Deemed dividend related to the issuance of protected ordinary shares	-	632	(632)	-	-
Other comprehensive income	-	-	-	836	836
Balance as of December 31, 2019	31,937,772	$306,334	$(157,763)	$238	$148,809
Share-based compensation	-	15,855	-	-	15,855
Exercise of share options and vested RSUs	1,605,208	9,452	-	-	9,452
Issuance of ordinary shares in connection with follow on offering, net of issuance costs of $1,109	2,300,000	129,853	-	-	129,853
Equity component of convertible notes, net of issuance costs of $2,842	-	99,190	-	-	99,190
Purchase of capped call	-	(43,240)	-	-	(43,240)
Net loss	-	-	(14,810)	-	(14,810)
Other comprehensive income	-	-	-	294	294
Balance as of December 31, 2020	35,842,980	$517,444	$(172,573)	$532	$345,403
Share-based compensation	-	55,654	-	-	55,654
Exercise of share options, vested RSUs and ESPP	918,128	12,137	-	-	12,137
Equity award assumed for acquisition	-	313	-	-	313
Net loss	-	-	(65,012)	-	(65,012)
Other comprehensive loss	-	-	-	(1,627)	(1,627)
Balance as of December 31, 2021	36,761,108	$585,548	$(237,585)	$(1,095)	$346,868

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(65,012)	$(14,810)	$(33,539)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,876	4,338	3,571
Amortization of discount of marketable securities	7,903	1,091	(988)
Amortization of discount and issuance costs of convertible notes	20,029	4,036	-
Share -based compensation	55,407	15,815	8,899
Net loss (gain) from exchange rate fluctuations	242	(1,076)	65
Loss from disposal of property and equipment	(13)	-	-
Changes in assets and liabilities:
User funds	(29,729)	(42,039)	(16,209)
Operating lease ROU assets and liabilities, net	253	1,068	-
Other receivables	(6,240)	(1,777)	(1,583)
Trade payables	4,667	(127)	240
Deferred revenue	4,123	2,680	3,248
User accounts	26,589	39,014	13,277
Payment of contingent consideration	(507)	(1,960)	-
Account payables, accrued expenses and other	13,449	10,882	9,075
Net cash provided by (used in) operating activities	38,037	17,135	(13,944)
Investing activities:
Investment in marketable securities	(282,450)	(431,176)	(214,306)
Proceeds from maturities of marketable securities	193,757	183,190	104,990
Acquisition of business, net of cash acquired	(97,084)	-	(9,967)
Acquisition of intangible asset	-	(1,230)	-
Purchase of property and equipment	(1,684)	(2,094)	(1,016)
Capitalization of internal-use software	(894)	(711)	(739)
Other receivables and non-current assets	-	107	(40)
Bank and restricted deposits	(41,115)	(74,443)	(15,000)
Net cash used in investing activities	(229,470)	(326,357)	(136,078)
Financing activities:
Proceeds from initial public offering, net	-	-	113,350
Proceeds from follow-on offering, net	-	129,853	-
Proceeds from issuance of convertible notes, net	(34)	447,264	-
Purchase of capped call	-	(43,240)	-
Proceeds from exercise of share options	8,294	9,189	773
Proceeds from issuance of protected ordinary shares, net	-	-	4,340
Payment of contingent consideration	(1,105)	(2,040)	-
Tax withholding in connection with employees’ exercises of share options and vested RSUs	(8,987)	11,311	-
Repayment of long-term loan	(565)	(524)	(470)
Net cash provided by (used in) financing activities	(2,397)	551,813	117,993
Effect of exchange rate fluctuations on cash and cash equivalents	(130)	1,268	245
Increase (decrease) in cash, cash equivalents and restricted cash	(193,960)	243,859	(31,784)
Cash and cash equivalents at the beginning of the year	268,030	24,171	55,955
Cash, cash equivalents and restricted cash at the end of the year	$74,070	$268,030	$24,171
Supplemental non-cash disclosure:
Purchase of property and equipment	$294	$156	$103
Share-based compensation capitalized in internal-use software	$247	$40	$110
Contingent consideration	$12,258	$-	$4,240
Lease liabilities arising from obtaining right-of-use assets	$229	$19,031	$-
Supplemental cash flow disclosure:
Cash paid for taxes	$78	$-	$36
Cash paid for interest	$107	$115	$131

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 1: —General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform includes various categories across nine verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, Data  and Lifestyle.

The Company’s platform also includes a variety of value-added products including subscription-based content marketing platform, back office platform, learning and development offerings, creative talent platform and freelancer management system.

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

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, income taxes, share- based compensation and purchase price allocation on acquisitions including determination of useful lives, Incremental Borrowing Rate (“IBR”), convertible notes borrowing rate and contingent consideration. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

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

d.Cash and cash equivalents and restricted cash:

The Company considers all investments with an original maturity of three months or less at the time of purchase to be cash equivalents including amounts related to payment processing companies.

Restricted cash includes cash that is legally restricted as to withdrawal or usage.

e.Marketable securities:

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt and Equity Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

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

On each reporting period the Company determines whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment would be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company would intend to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the years ended December 31, 2021 and 2020. No impairment was recorded for the year ended December 31, 2019.

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

The long-lived assets of the Company to be held and used, including Right-Of-Use (“ROU”) assets are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If assets are considered to be impaired, the impairment is measured by the amount which the carrying amount of the asset exceeds their fair value. No impairment was recorded for the years ended December 31, 2021, 2020 and 2019.

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

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. No impairment was recorded for the years ended December 31, 2021, 2020 and 2019.

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

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. The Company accounted for deferred revenue in business acquired during the year ended December 31, 2021 under the provisions of ASU 2021-08 as described below.

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

k.Goodwill and other purchased intangible assets:

Goodwill and other purchased intangible assets have been recorded in the Company’s financial statements as a result of business combinations and asset acquisition transactions. Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Under ASC Topic 350, “Intangible—Goodwill and other,” goodwill is not amortized, but rather is subject to impairment test. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, a quantitative impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test.

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

No impairment was recorded for the years ended December 31, 2021, 2020 and 2019.

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

n.Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, investment in marketable securities, restricted deposit and derivatives, which are placed in major banks in Israel, Germany and the U.S.

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

As a result, the Company does not recognize any asset or liability in connection with severance pay. Severance costs amounted to $4,549, $3,081and $2,359 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company’s U.S. Subsidiaries have a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $20.5 per year for employees under the age of 50, and $27.0 for employees over the age of 50, of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches up to 50% of the first 6% of employee contributions. The expenses recorded by the U.S. subsidiaries for matching contributions for the year ended December 31, 2021, 2020 and 2019 were immaterial.

q.User funds and user accounts:

The Company has an arrangement with an existing payment service provider to hold funds on behalf of buyers and sellers (“users”). User funds consist of buyers’ prepayments, including the Company’s transaction and service fees that would be earned when an order is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. User accounts represent the corresponding liability to the users.

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

The Company’s customers are the users on its platform. Users accept the Company’s terms of service upon registration to the platform. Gross order amount including transaction and service fees is collected from the buyer upfront by a third-party payment provider. The prepaid amounts from buyers are simultaneously recorded as an asset under user funds with a corresponding liability to buyers under user accounts and deferred revenue until the order is completed or canceled.

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

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2021, 2020 and 2019 were immaterial.

Revenue from subscriptions including the Company’s content marketing platform, on line learning platform, creative talent platform and back-office platform are mainly recognized over time when the service is rendered to the customer.

Disaggregated revenue:

The Company’s transaction fees for the years ended December 31, 2021, 2020 and 2019 were $217,086, $139,019 and $78,074, respectively.

The Company’s services fees for the years ended December 31, 2021, 2020 and 2019 were $80,576, $50,491and $28,999, respectively.

Contract liabilities:

The Company’s contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers. Deferred revenues amounted to $12,145 and $5,957 as of December 31, 2021 and 2020 respectively.

t.Cost of revenue:

Cost of revenue is mainly comprised of expenses related to payment processing companies’ fees, server hosting fees, costs of the Company’s customer support personnel, amortization of capitalized internal-use software, developed technology and courses.

u.Research and development expenses:

Research and development expenses are primarily comprised of costs of the Company’s research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

v.Sales and marketing expenses:

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel, performance marketing investments, branding costs, amortization of customer relationships, creative relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Advertising costs were $108,645, $68,539and $41,341 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

The potentially dilutive unvested RSUs, share options  to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation amounted to 5,840,619, 6,017,362 and 4,578,542 for the years ended December 31, 2021, 2020 and 2019, respectively, because including them would have been anti dilutive.

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

The guidance had a material impact on the Company’s consolidated balance sheet which resulted in the recognition of operating lease ROU assets and lease liabilities of $18,526 and $19,031, respectively, on January 1, 2020, which included reclassification of rent prepayments as components of the ROU assets.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The standard did not have a material impact on the Company’s consolidated statements of operations.

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
In October 2021 the FASB ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.  The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts.

The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company early adopted the standard in 2021. Acquisitions of businesses assumed during the year ended December 31, 2021 were presented in conformity with the provisions of the standard.

Recently issued accounting pronouncements not yet adopted:

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815- 40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company adopted this standard on January 1, 2022 using the modified retrospective approach. As of December 31, 2021 the adoption resulted in a reclassification of the equity component representing the conversion option of $78,160  from additional paid in capital to convertible notes and $21,030 from additional paid in capital to retained earnings. Interest expense would be reduced as a result of accounting for the convertible notes instrument as a single debt measured at its amortized cost.

ad.Certain comparative figures have been reclassified to conform to the current year presentation.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 3: —Certain transactions

a.ClearVoice acquisition:

In February 2019, the Company acquired all of the outstanding shares of ClearVoice, Inc. (“ClearVoice”), a subscription-based content marketing platform for a cash amount of $11,786. The results of operations of ClearVoice were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional contingent payments to shareholders of ClearVoice in an aggregate amount of up to $8,000 subject to certain milestones to be paid over a three-year period. The fair-value of the contingent consideration as of the acquisition date was $4,240 and measured based on the estimated future cash outflows, utilizing the Monte Carlo simulation. As of December 31, 2021 an amount of $1,600 was recorded under other accrued expenses. As of December 31, 2020, $1,220 and $1,505 were recorded under other accrued expenses and other non-current liabilities, respectively.

The following table summarizes the fair value of the consideration transferred to ClearVoice shareholders as of the acquisition date:

Cash paid	$11,786
Fair-value of contingent consideration	4,240
Retention bonus	(1,450)
Total fair value of consideration transferred	$14,576

The table below summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$369
Other tangible assets assumed	523
Developed technology	2,600	5 years
Customer relationships	1,600	3 years
Trade name	560	5 years
Goodwill	9,859
Total assets acquired	15,511
Total liabilities assumed	935
Net assets acquired	$14,576

The Company incurred approximately $183 in acquisition expenses which were recorded under general and administrative expenses for the year ended December 31, 2019.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

b.Working Not Working acquisition:

In January 2021, the Company acquired all the outstanding shares of Working Not Working, Inc. (“WnW”), a creative talent platform for a consideration of $9,922.

The results of operations of WnW were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional contingent payments which are not included in the total consideration to the shareholders of WnW in an aggregate amount of up to $3,500 subject to the continuing employment, out of which the Company recorded $1,500 under operating expenses for the year ended December 31, 2021.

The table below summarizes the preliminary fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$910
Other tangible assets assumed	369
Creative relationships	4,252	10 years
Customer relationships	812	2 years
Trade name	362	3 years
Goodwill	4,525
Total assets acquired	11,230
Total liabilities	(1,308)
Net assets acquired	$9,922

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company incurred approximately $292 in acquisition expenses for the year ended December 31, 2021 recorded under general and administrative expenses.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

c.CreativeLive acquisition:

In October 2021, the Company acquired all of the outstanding shares of CreativeLive, Inc. (“CreativeLive”), an online learning platform for a consideration of $9,332. The results of operations of CreativeLive were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional payments which were not included in the consideration including a paymeny to employees of CreativeLive by shareholders for past services in the amount of $1,500 paid at closing and retention bonus of $1,500 subject to the continuing employment, out of which the Company recorded $375 under operating expenses for the year ended December 31, 2021.

The agreement also stipulated contingent payments to shareholders of CreativeLive in an aggregate amount of up to $1,500 subject to certain milestones to be paid after 18 months.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The table below summarizes the preliminary fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$2,066
Other tangible assets assumed	552
Courses	1,311	2 years
Customer relationships	1,447	2 years
Technology	1,522	4 years
Trade name	557	5 years
Goodwill	5,139
Total assets acquired	12,594
Deferred revenue and other liabilities assumed	(3,262)
Net assets acquired	$9,332

The Company incurred approximately $121 in acquisition expenses for the year ended December 31, 2021 recorded under general and administrative expenses.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

d.    Stoke Talent acquisition

In November 2021, the Company acquired all the outstanding shares of Stoke Talent Ltd. (“Stoke”) a freelance management system for a cash amount of $93,084. According to the agreement unvested company options held by continuing employees of Stoke, were terminated, and substituted with a substitute award of the Company.

The results of operations of Stoke were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional contingent payments to shareholders of Stoke in an aggregate amount of up to $15,000 subject to certain milestones to be paid after one year. The fair-value of the contingent consideration as of the acquisition date was $12,258 and measured based on the estimated future cash outflows, utilizing the Monte Carlo simulation. As of December 31, 2021, $12,258 were recorded under other non-current liabilities.

The following table summarizes the fair value of the consideration transferred to Stoke shareholders as of the acquisition date:

Cash paid	$93,084
Fair value of contingent consideration	12,258
Fair value of unvested options	313
Total fair value of consideration transferred	$105,655

The table below summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$12,278
Other tangible assets assumed	1,160
Developed technology	35,691	7 years
Customer relationships	506	5 years
Trade name	752	6 years
Goodwill	56,367
Total assets acquired	106,754
Total liabilities assumed	(1,099)
Net assets acquired	$105,655

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company incurred approximately $97 in acquisition expenses for the year ended December 31, 2021 recorded under general and administrative expenses.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

e.Other transactions:

In August 4, 2020 the Company acquired Sharon Lee Thony Consulting LLC a digital marketing agency for a consideration amount of $1,250 paid in cash. The transaction was accounted for as asset acquisition mainly resulting in a recognition of a workforce intangible asset.

Note 4: —Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2021
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$48,264	$-	$-
Restricted cash	2,919	-	-
Money market funds	19,091	-	-
Deposits	3,796	-	-
Bank Deposits	134,000	-	-
Restricted deposits	50	-	-
Marketable securities	-	435,674	-
Asset derivatives	-	822	-
Liability derivatives	-	(4)	-
Contingent consideration	-	-	(13,858)
	$208,120	$436,492	$(13,858)

	December 31, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$35,448	$-	$-
Money market funds	223,474	-	-
Deposits	9,108	-	-
Bank Deposits	90,000	-	-
Restricted deposits	2,935	-	-
Marketable securities	-	357,420	-
Asset derivatives	-	314	-
Liability derivatives	-	(12)	-
Contingent consideration	-	-	(2,725)
	$360,965	$357,722	$(2,725)

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2020	$(2,725)
Payment	1,612
Current year acquisitions	(12,258)
Revaluation	(487)
Fair value as of December 31, 2021	$(13,858)

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.
As of December 31, 2021, the total estimated fair value of the convertible notes was approximately $427,529. The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on the quoted price of the convertible notes in an over-the-counter market.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 5: Marketable securities

As of December 31, 2021, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Municipal and U.S. treasury bonds	$47,325	$2	$(237)	$47,090
Corporate bonds	390,261	33	(1,710)	388,584
Total	$437,586	$35	$(1,947)	$435,674

As of December 31, 2020, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Municipal and U.S. treasury bonds	$54,580	$37	$(15)	$54,602
Corporate bonds	302,623	320	(125)	302,818
Total	$357,203	$357	$(140)	$357,420

The following table summarizes the fair value and amortized cost of the available-for-sale securities by contractual maturity as of December 31, 2021:

	Amortized Cost	Fair Value
Due within one year	$118,238	$118,150
Due after one year through two years	319,348	317,524
Total	$437,586	$435,674

Note 6: —Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2021	2020
Leasehold improvements	$6,182	$5,820
Computers and peripheral equipment	4,513	3,504
Office furniture and equipment	1,570	1,181
	12,265	10,505
Less—accumulated depreciation	(5,710)	(4,240)
	$6,555	$6,265

Depreciation expenses were $1,739, $1,207 and $920 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 7: —Intangible assets, net

Intangible assets, net consisted of the following as of:

	December 31,
	2021	2020
Developed technology	$41,133	$3,920
Capitalized internal-use software	5,857	4,596
Customer relationships	5,425	2,660
Creative relationships	4,252	-
Trade name	2,841	1,170
Courses	1,312	-
Workforce	1,250	1,250
	62,070	13,596
Less—accumulated amortization	(12,849)	(7,712)
	$49,221	$5,884

In connection with internal-use software, the Company capitalized $1,261, $577 and $ 1,014 for the years ended December 31, 2021, 2020 and 2019 respectively. The capitalized amount included share-based compensation of $247, $40 and 110 for the years ended December 31, 2021, 2020 and 2019, respectively.

Amortization expenses amounted to $5,137, $3,131and $2,651 for the years ended December 31, 2021, 2020 and 2019, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The estimated future amortization of intangible assets as of December 31, 2021 was as follows:

2022	$10,441
2023	8,713
2024	6,729
2025	6,206
2026 and thereafter	17,132
$49,221

Note 8: —Derivatives and hedging

The Company entered into forward, put and call option contracts to hedge certain forecasted payroll and rent payments denominated in NIS, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. The Company recorded the cash flows associated with these derivatives under operating activities.

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $49,620 and $14,500 as of December 31, 2021 and 2020, respectively. The fair value of the Company’s outstanding contracts amounted to an asset of $822 and a liability of $4 as of December 31, 2021 and an asset of $314 and a liability of $12 as of December 31, 2020. These assets and liabilities were recorded under other receivables and other account payables and accrued expenses respectively. Gains of $1,160, $1,267 and $261 were reclassified from accumulated other comprehensive loss during the years ended December 31, 2021, 2020 and 2019, respectively. Such gains were reclassified from accumulated other comprehensive loss when the related expenses were incurred. These gains were recorded in the consolidated statements of operations were as follows:

	Year ended December 31,
	2021	2020	2019
Cost of revenue	$(35)	$(87)	$(17)
Research and development	(717)	(655)	(142)
Sales and marketing	(266)	(311)	(59)
General and administrative	(142)	(214)	(43)
	$(1,160)	$(1,267)	$(261)

Note 9: —Other account payables and accrued expenses

Other payable and accrued expenses consisted of the following as of:

	December 31,
	2021	2020
Accrued expenses	$23,645	$15,471
Accrued employee and government authorities	16,649	12,283
Tax withholding in connection with employees’ exercises of share options and vested RSUs	2,348	11,335
Contingent consideration	1,600	1,220
Other	18	87
	$44,260	$40,396

Note 10: —Leases

The Company leases office spaces under non-cancelable operating lease agreements in Israel and the U.S. that expire through October 2026. The operating lease for the Company’s office space in Israel expired in December 2021 and contains a five-year renewal option, which the Company utilizes. The Company subleases a portion of its Israel office space.

The components of operating lease cost recorded under operating expenses for the year ended December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Fixed cost and variable cost that depend on an index	$3,258	$3,192
Short term lease cost	136	277
Sublease income	(705)	(792)
	$2,689	$2,677

The Company’s net rent expenses prior to the adoption of the new lease guidance were $2,373 for the year ended December 31, 2019. Sublease income was $931 for the year ended December 31, 2019.

Weighted average remaining lease term as of December 31, 2021	4.63 years

Weighted average discount rate	2.33%

The minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2021, were as follows:

2022	$3,437
2023	3,118
2024	2,575
2025	2,575
2026 and after	2,575
Total undiscounted lease payments	14,280
Less: imputed interest	(742)
Present value of lease liabilities	$13,538

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 11: —Commitments and contingencies

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2021 and 2020, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

Note 12: —Convertible notes

a.	Convertible notes

In October 2020, the Company issued $460,000 aggregate principal amount, 0% coupon rate of convertible notes due on 2025 (inclusive of an additional $60,000 aggregate principal amount of such notes pursuant to the exercise in full of the overallotment option of the initial purchasers). The convertible notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, per share per $1 principal amount of convertible notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The convertible notes are senior unsecured obligations of the Company. The convertible notes mature on November 1, 2025, unless earlier repurchased, redeemed or converted.

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

The Company may, at any time and from time to time, redeem for cash all or any portion of the convertible notes, at the Company’s option, on or after November 5, 2023, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed.

Upon the occurrence of a fundamental change as defined in the indenture, holders may require the Company to repurchase for cash all or any portion of their convertible notes at a fundamental change repurchase price equal to 100% of the principal amount of the convertible notes to be repurchased (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the convertible notes (if any) to, but excluding, the fundamental change repurchase date. In addition, in connection with a make-whole fundamental change as defined in the indenture or following the Company’s delivery of a notice of redemption, the company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its convertible notes in connection with such a corporate event or redemption, as the case may be.

Issuance costs attributable to the debt and equity components were $ 9,969 and $2,842, respectively. The effective borrowing rate of the debt component of the convertible notes was 5.1%. This borrowing rate was based on the Company’s synthetic credit risk rating determined by a third-party appraiser.

During and as of the year ended December 31, 2021, the conditions allowing holders of the convertible senior notes to convert were not met therefore the notes were classified as long-term liability.

The net carrying amount of the debt and equity components of the convertible notes as of December 31, 2021 were as follows:

Debt component:
Principal amounts	$460,000
Unamortized discount	85,478
Unamortized issuance costs	2,446
Net carrying amount	$372,076

Equity component, net	$99,190

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Financial expenses related to the convertible senior notes for the year ended December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Amortization of discount	$19,473	$3,677
Amortization of issuance costs	556	359
	$20,029	$4,036

b.	Capped call

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

The capped call transactions were considered to be freestanding instruments as they were entered into separately and apart from the convertible notes and since the conversion or redemption of the convertible notes does not automatically result in the exercise of the capped call. The capped call transactions are indexed to the Company’s own shares and meet the criteria for equity classification. The cost of the capped call transactions was approximately $43,240 recorded as a reduction to additional paid in capital with no subsequent measurement.

Note 13: —Long term loan and other non-current liabilities

Long-term loan and other long-term liabilities consisted of the following as of:

	December 31,
	2021	2020
Contingent consideration (Note 3a and 3d)	$12,258	$1,505
Long-term loan less current maturities of long-term loan	-	2,147
Other	841	383
	$13,099	$4,035

Note 14: —Shareholders’ equity

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

c.The number of authorized shares as of December 31, 2021 and 2020 was 75,000,000.

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

f.Immediately prior to the closing of the IPO 18,654,270 protected ordinary shares were exchanged for ordinary shares upon the adoption of the Company’s amended and restated articles of association.

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

As of December 31, 2021 the total of ordinary shares available for future grants under the 2019 Plan was 2,589,023.

The following table summarizes the status of the share options as of and for the year ended December 31, 2021:

	December 31, 2021
	Number of share options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Outstanding at the beginning of the year	3,223,443	17.22	7.20
Granted	388,886	239.26
Exercised	(651,771)	12.36
Forfeited	(51,960)	25.52
Outstanding at the end of the year	2,908,598	47.85	6.04
Exercisable at the end of the year	1,694,321	20.25	5.83

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The weighted-average grant-date fair value of share options granted was $130.95 , $27.85 and $11.99 per share for the years ended December 31, 2021, 2020 and 2019, respectively.

The fair value of these share options was estimated on the grant date based on the following weighted average assumptions for:

	Year ended December 31,
	2021	2020	2019
Volatility	50.0% – 55%	46% – 50%	50%
Expected term in years	3.67 – 4.61	4.42 – 4.56	5.0 – 6.11
Risk-free interest rate	0.43% –1.11%	0.2% – 1.41%	1.52% – 2.59%
Estimated fair value of underlying ordinary shares	170.35 -323.10	27.90 – 158.89	12.8 – 22.64
Dividend yield	0%	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The share options outstanding under the 2011 plan as of December 31, 2021 have been separated into exercise price groups as follows:

	Outstanding		Exercisable
Exercise price	Number of share options	Weighted average remaining contractual life (in years)	Number of share options	Weighted average remaining contractual life (years)
$0.00-$1.87	326,020	4.80	288,650	4.52
$2.00-$4.75	187,917	4.99	187,917	4.99
$5.55-$8.70	315,302	6.51	278,633	6.50
$10.84	57,120	6.42	38,611	6.36
$12.78	775,979	6.89	409,426	6.75
$18.46-$23.08	224,445	7.07	152,708	7.05
$24.79	221,873	4.60	138,045	4.60
$25.82-$27.90	198,358	5.13	86,398	5.13
$80.29-$217.49	225,695	5.64	68,443	5.56
$236.62-$323.10	375,889	5.39	45,490	6.25
Total	2,908,598	6.04	1,694,321	5.83
Aggregate intrinsic value	$191,531		$158,328

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $142,419, $128,463 and $$2,715 for the years ended December 31, 2021, 2020 and 2019, respectively.

The grant-date fair value of vested share options was $25,536, $12,620 and $5,768 for the years ended December 31, 2021, 2020 and 2019, respectively.

The following table summarizes the status of RSUs as of and for:

	December 31, 2021
	Number of RSUs	Weighted-average grant date fair value
Outstanding at the beginning of the year	638,160	78.89
Granted	457,645	262.83
Vested	(237,298)	114.67
Forfeited	(80,347)	147.07
Outstanding at the end of the year	778,160	169.07

h.Employee Share Purchase Plan:

On August 2020, the Company adopted the 2020 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2020, a total of 410,000 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date. As of December 31, 2021, 29,059 ordinary shares had been purchased under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for:

	Year ended December 31,
	2021	2020	2019
Volatility	86.0-86.4%	61.9%	-
Expected term in years	0.5	0.5	-
Risk-free interest rate	0.03-0.08%	0.09%	-
Estimated fair value of underlying ordinary shares	131.88-206.07	196.89	-
Dividend yield	0%	0%	-

Share-based compensation costs are recorded in the consolidated statements of operations were as follows:

	Year ended December 31,
	2021	2020	2019
Cost of revenue	$1,436	$384	$142
Research and development	20,008	5,842	3,197
Sales and marketing	14,106	3,084	1,853
General and administrative	19,857	6,505	3,707
	$55,407	$15,815	$8,899

The total unrecognized share-based compensation cost as of December 31, 2021 was $176,309, which will be recognized over a weighted-average period of 3.06 years.

Note 15: —Financial income (expenses), net

	Year ended December 31,
	2021	2020	2019
Bank charges and other financial expenses	$(134)	$(369)	$(323)
Amortization of discount and issuance costs of convertible notes	(20,029)	(4,036)	-
Exchange rate gain (loss), net	(1,273)	(262)	(195)
Interest income	1,923	1,867	1,889
	$(19,513)	$(2,800)	$1,371

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 16: —Income taxes

Fiver International Ltd.’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2021	2020	2019
Domestic	$(58,166)	$(11,097)	$(27,916)
Foreign	(6,687)	(3,513)	(5,463)
	$(64,853)	$(14,610)	$(33,379)

b.Income taxes:

The following are the domestic and foreign components of the Company’s income taxes:

	Year ended December 31,
	2021	2020	2019
Domestic	$-	$-	$-
Foreign	159	200	160
	$159	$200	$160

c.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The principal components of the Company’s deferred tax assets are as follows:

	Year ended December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$44,480	$29,280
Research and development expenses carryforward	2,262	4,031
Other reserves	1,630	1,089
Share-based compensation	7,584	1,386
Operating lease liabilities	1,033	3,969
Issuance costs	630	2,316
	$57,619	$42,071
Deferred tax liabilities:
Operating lease ROU assets	998	3,609
Convertible notes	17,275	21,881
Acquired Intangible assets	2,253	-
Accrued and other	603	84
Total deferred tax liability	$21,129	$25,574
Total deferred tax assets, net	36,490	16,497

Less—valuation allowance	(36,490)	(16,497)
Total deferred tax assets, net of valuation allowance	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been provided.

d.    The reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2021	2020	2019
Loss before income taxes	$(64,853)	$(14,610)	$(33,379)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit	14,916	3,360	7,677
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	(4,474)	(2,558)	(4,872)
Effect of entities with different tax rates	(28)	(47)	38
Non-deductible expenses	(11,501)	(2,964)	(3,015)
Impact of different tax rate on temporary differences	(462)	(119)	-
Excess tax benefit on stock based compensation	1,562	2,178	4
Other	(172)	(50)	8
Effective income taxes	$(159)	$(200)	$(160)

e.Net operating loss carryforward:

As of December 31, 2021, the Company had an indefinite Net Operating Losses (“NOL”) carryforward for Israeli tax purposes of approximately $114,981. These NOL carryforwards can be carried forward and offset against taxable income. The Company also had a NOL carryforward for U.S. tax purposes of approximately $82,550 as of December 31, 2021. NOL’s for U.S. Federal income tax purposes (“Federal NOL’s”) generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. Federal NOL’s originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. Federal NOL’s generated after December 31, 2017, have an infinite carryforward period and are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All of the federal NOL’s of the Company are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of both ClearVoice, Working Not Working, Inc. and CreativeLive.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

f.Basis of taxation:

The Israeli corporate tax rate was 23% for the years ended December 31, 2021, 2020 and 2019.

The Company has elected 2012 to be its election year to be eligible for “Beneficiary Enterprise” standing under amendment No. 60 to tax benefits section No. 51 to the Law for the Encouragement of Capital Investments, 1959 (the “Law”).

Pursuant to the provisions of the Law, in the event that the Company is profitable for tax purposes, the Company’s undistributed income will be tax- exempt for a period of two years beginning from the year in which taxable income is first earned. In the remaining years of benefits (between three to eight years, depending on the level of non-Israeli investments), the Company will be liable to reduced corporate tax at the rate of 10% to 25%, based on the percentage of foreign ownership.

Any income derived from sources other than from the Beneficiary Enterprise would be subject to the statutory corporate tax rate.

The period of tax benefits described above is subject to limits of 12 years from the year of election.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investments in “Beneficiary Enterprise.” In the event of failure to comply with these conditions, the benefits may be cancelled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), published Amendment No. 73 to the Law for the Encouragement of Capital Investments (the “2017 Amendment”) which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. In addition, according to the 2017 Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

In December 2016, pursuant to amendment No. 73 to the law, the tax rate on preferred Technological Enterprise income was reduced to 12%. This amendment became effective in January 2017. The Company is currently evaluating the scope of the amendment.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company’s U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

The Company has evaluated the effect of the adoption of the Act on its financial statements and adjusted accordingly its tax rate for 2018 and beyond, therefore the impact of the change of the tax rate on the deferred tax assets net was recorded in 2017.

g.Tax assessments:

As of December 31, 2021, the Company had open tax years for the periods between 2016 and 2021 in Israel and for the periods between 2017 and 2021 for the U.S. subsidiaries. The Company has NOL’s in the US from prior tax periods which may be subject to examination in future periods.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 17: —Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows:

	Year ended December 31,
	2021	2020	2019
U.S.	$154,360	$100,706	$57,938
Europe	77,019	48,331	25,181
Asia Pacific	38,437	22,814	13,356
Rest of the world	24,991	15,715	9,374
Israel	2,855	1,944	1,224
	$297,662	$189,510	$107,073

Long lived assets (including ROU assets) by geographical areas was as follows:

	December 31,
	2021	2020
Israel	$16,175	$18,733
U.S. and other	2,107	3,143
	$18,282	$21,876

Note 18: —Subsequent events

As part of the Israel office space operating lease agreement, the lessor agreed to finance an amount of $3,963 out of the total cost of leasehold improvements in the office space. The remaining loan balance of $2,269 was fully repaid on January 1, 2022.