Form 20-F
period 2022-12-31
Fiverr International Ltd.
filed 2023-03-30
CIK 1762301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 37,537,563 ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our fiscal year ends on December 31 of each year. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, and references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We define certain terms used in this Annual Report as follows:

•	“Active buyers” as of any given date means buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations.

•	“Buyers” means users who order Gigs or other services on our core platform.

•	“Gig” or “Gigs” means the services offered on our core platform.

•	“Gross Merchandise Value” or “GMV” means the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds.

•	“Sellers” or “freelancers” means users who offer Gigs on our core platform.

•	“Spend per buyer” as of any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date.

•	“Take rate” for a given period means revenue for such period divided by GMV for such period.

When we refer in this Annual Report to a specific number of buyers, this represents unique buyers who transact on our platform. We refer to Fiverr.com as our core platform, and Fiverr.com in addition to Fiverr Learn, Fiverr Workspace, ClearVoice, Sharon Lee Thony Consulting, LLC, Working not Working, Inc., CreativeLive, Inc. and Stoke Talent Ltd. as our platform.

Market and Industry Data

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from other independent industry analysts and publications, as well as our own estimates and research.

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

Our estimates and forward-looking statements may be influenced by factors including:

•
Adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services;

•
our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business;

•	we have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability;

•	if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

•	if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

•	if traffic to our website declines for any reason, our growth may slow or stall;

•	if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

•	we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

•
we or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users’ personal or other data, or any other data privacy or data protection compliance issue;

•
changes in laws or regulations relating to data privacy, data protection, or cybersecurity or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business;

•
evolving privacy laws and regulations related to cross-border data transfer restrictions and data localization requirements may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business;

•	our business may suffer if we do not successfully manage our current and potential future growth;

•	our user growth and engagement on mobile devices are dependent on decisions and developments in the mobile device industry over which the Company has no control;

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us as described below and elsewhere in this Annual Report.

Risks relating to our business and industry

Adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services

Adverse macroeconomic conditions, including recent inflation, slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, currency fluctuations and the current war between Russia and Ukraine, have affected the U.S. and global economy during 2022 and can adversely impact consumer and businesses confidence and spending and materially adversely affect demand for the digital services offered on the Company’s platform.

The present conditions and state of the U.S and global economies make it difficult to predict whether, when and to what extent a recession has occurred or will occur in the near future. In the event of an occurring or worsening recession, as the case may be, in which the U.S. economy contracts, our business may be negatively impacted, accordingly due to less spending and reduced demand for our services. The Company has taken significant actions to shore up its resources and means in order to weather a potential downturn in the economy; however, should a recession occur, or worsen in the future, one may expect either scenario to have an adverse effect on the business of the Company.

Our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business.

The size of our community of users, including both buyers and freelancers, is critical to our success. While we have experienced strong growth in the number of active buyers on our platform in the past few years, the rate of growth was volatile and could differ significantly from one year to another. Many factors impact the buyer growth , and we cannot accurately predict or guarantee active buyer growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to a general decrease in spending or otherwise as a result of a global recession, could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

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

We incurred a net loss of $71.5 million in 2022, and we expect to incur net losses for the foreseeable future. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future, or that, if we do become profitable, we will be able to sustain profitability.

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

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. In particular, in recent years, increasing attention has been given to corporate activities related to environmental, social and governance (ESG) matters including increasing attention on and demands for action related to climate change and diversity, equity and inclusion matters. Companies and brands that do not adapt to or comply with expectations, standards, and regulations on ESG matters as they continue to evolve, which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, or which are alleged to not achieve the ESG standards, targets or commitments that they publicly state (often referred to as “greenwashing”), may suffer from reputational damage. Emerging regulation that may require additional ESG public disclosures may increase the risk of such damage. In addition, any unfavourable media coverage or negative publicity about our industry or Company and any errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platforms may also cause us reputational damage. If our brand is harmed, whether due to negative publicity resulting from ESG matters or otherwise, we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Further, activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platform by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

The market for freelancers and the services they offer is relatively new, rapidly evolving and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work or security concerns. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, particularly demand for information technology services, including as a result of macroeconomic conditions related to a global recession or otherwise, our business, prospects, financial condition and results of operations could be materially and adversely affected.

 If traffic to our websites declines for any reason, our growth may slow or stall.

Our ability to maintain the number of visitors directed to our websites is not entirely within our control. We depend in part on various internet search engines and other channels to direct a significant number of users to our website. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and may consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display or featuring of search results, we may be unable to cost-effectively drive users to our platform. Additionally, our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. This could decrease user engagement on our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers.

The markets in which we operate are characterized by constant change and innovation. In order to continue and evolve rapidly and in order to satisfy both buyers and freelancers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users. In addition,  as our employees are working from home for part of the week as a result of our hybrid model, our information technologies and support systems may be particularly strained.

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

•	software and business services companies focused on talent acquisition, management or staffing management products and services;

•	businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services; and

•	software companies focused on providing technological solutions driven by artificial intelligence.

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

Current competitors may also consolidate or be acquired by an existing or prospective competitor, which could result in the emergence of a stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our strong position among freelance services marketplaces, particularly if our key competitors consolidate or if large search engines, social media companies or other online platforms successfully leverage their large user bases to penetrate our markets. In addition, competitors that have not typically participated online may establish an online presence on their own or with our existing competitors, which may create new competitors or strengthen our existing competitors.

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

Our and our third-party partners’ systems may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party partners or our service providers, as well as similar disruptions that could make all or portions of our website or apps unavailable for periods of time. While we currently employ various antivirus and computer protection software in our operations, we cannot assure that such protections will in all cases successfully prevent hacking or the transmission of any computer virus or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential or sensitive data, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations.

Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us) that result in the unauthorized access of users’ confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Significant unavailability of our platform due to attacks could cause users to cease using our platform and materially and adversely affect our business, prospects, financial condition and results of operations. Although we maintain cybersecurity liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or will continue to be available to us on reasonable terms, or at all.

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

Changes in laws or regulations relating to data privacy, data protection, or cybersecurity or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

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

For example, European legislators adopted the GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR which is supplemented by national laws in individual EU member states, and the guidance of national supervisory authorities and the European Data Protection Board, or the EDPB (and supplemented by national laws in individual EU member states), imposes stringent data protection compliance requirements and provides for significant penalties for noncompliance in the European Economic Area. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR and requirements to change our processing operations). We are taking steps to comply with the GDPR, but this is an ongoing compliance process. In addition, as of January 2021, as a result of the United Kingdom’s exit from the European Union, the United Kingdom has brought in its own domestic regime with UK GDPR and amendments to the Data Protection Act, which mirrors the obligations in the GDPR and imposes substantially similar penalties.

Additionally, California passed the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. The CCPA provided new data privacy rights for consumers and new operational requirements for companies. California voters also passed the California Privacy Rights Act, or the CPRA, which entered into substantial effect on January 1, 2023. The CPRA replaces, amends and expands its predecessor, including by adding new privacy rights, increasing regulation on online advertising, creating new California Privacy Protection Agency (CPPA) to enforce the CPRA and adding greater transparency standards for privacy policies. Lack of compliance with the CPRA and its requirements could result in enforcement actions, litigation, fines and penalties. In addition, other new domestic data privacy laws, such as the Virginia Consumer Data Protection Act, or the VCDPA, which also entered into effect on January 1, 2023, and the Colorado Privacy Act, or the CPA and Connecticut Data Privacy Act, or the CTDPA, which go into effect on July 1, 2023, and the Utah Consumer Privacy Act, or the UCPA, which goes into effect on December 31, 2023, similarly impose new privacy rights and obligations. More generally, some observers have noted the CCPA, CPRA, VCDPA, CTDPA, CPA and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

Moreover, the CCPA, CPRA and VCDPA and eventually the CTDPA, CPA and UCPA and other legal and regulatory developments are making it easier for  individuals protected by those laws to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, and, more generally, provide them more control of their data, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission, or the FTC, to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework. In addition, failure to comply with the Israeli Privacy Protection Law, 1981, or the Israeli Privacy Law, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending amendment to the Israeli Privacy Law is expected to enhance fines and sanctions for breaching the Israeli Privacy Law and to strengthen the enforcement capacity of the Israeli Privacy Protection Authority.

Further, failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

If we were found in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected and we would likely have to change our personal data processing activities, internal procedures or even our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to promote certain Gigs and connect freelancers with buyers. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected. Finally, any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our user base and our financial position.

Evolving privacy laws and regulations related to cross-border data transfer restrictions and data localization requirements may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to third party countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel, as the EU Commission has issued a decision on the adequacy of the level of protection of personal data in Israel) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the European Economic Area to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under relevant local law.

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

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and UK (respectively), and recent legal developments and guidance have created complexity and uncertainty regarding transfers of personal data from the EEA and UK to other countries, including the United States. These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. and other countries outside of the EEA and UK, and create uncertainty and increase the risk around our international data transfers and operations. As the enforcement supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

If we are unable to properly and prudently manage our operations as they grow or if the quality of our platform or support deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our user growth and engagement on mobile devices are dependent on decisions and developments in the mobile device industry over which the Company has no control.

A growing portion of our users access our platform through mobile devices. The Company’s ability to maintain and grow its business will be impaired if mobile connected devices, mobile operating systems, networks, standards and content distribution channels, which are run by operating system providers and app stores, develop in ways that prevent the Company’s products and services from being delivered to their users.

Parties that control operating systems, such as Apple or Google frequently introduce new technology, and from time to time, they may introduce new operating systems or modify existing ones. Further, the Company and its customers are also subject to the policies, practices, guidelines, certifications and terms of service of such parties’ platforms on which we and our customers create, run and monetize applications and content. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such parties. The parties that control the operating systems have broad discretion to change and interpret their terms of service, guidelines and policies, and those changes may have an adverse effect on us or our customers’ ability to use our services. A party that controls the operating system may also change its fee structure, add fees associated with access to and use of its platform or app store, alter how customers are able to advertise and monetize on their platform, change how the personal or other information of its users is made available to application developers on their platform, limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If any parties that control operating systems, including either Android or iOS, stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. Any limitation on or discontinuation of us or our customers’ access to any mobile operating system platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct business.

Network carriers, such as Verizon, AT&T, Sprint, as well as other domestic and global operators, may also affect the ability of users to download apps or access specified content on mobile devices.

Additionally, there is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. In order to deliver a high-quality mobile user experience, it is important that our platform is designed effectively and works well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices or users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices or our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

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

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees outside of Israel and the United States, and maintaining our company culture across all of our offices;

•	recruiting and retaining contractors in Ukraine, which is currently affected by the war with Russia;

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

Online businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses and payment processing fees. As we have established the technology and network infrastructure to support our platform, the incremental cost associated with sellers adding new Gigs is relatively insignificant. However, if we are unable to maintain economies of scale our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, ESG issues, taxation, privacy,  data security, and user safety are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws and regulations were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online services marketplaces. As our platform’s geographical scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements or that we are prohibited from conducting our business in or with certain jurisdictions. It is also possible that certain provisions in agreements with our service providers or between buyers and freelancers may be found to be unenforceable or not compliant with applicable law.

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

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. We also engage a talented team in the United States and Ukraine to benefit from the significant pool of talent that is available in such markets, we have also witnessed increased competition in those markets. Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, due to our rapid growth, which has raised the profile of our company, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and may increase retention costs. Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources.

In addition, as a result of the intense competition for qualified human resources, the high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value.

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

The operation of our platform depends on certain third-party service providers. In particular, we currently host our platform, serve our users and support our operations using Amazon Web Services, or AWS, a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact the use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

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

As a result, we could be required to be licensed as an escrow agent or a money transmitter (or other similar licensee) in certain states in the U.S. or other jurisdictions or may choose to obtain such a license even if not required. Such a decision could also require us to register as a money services business under applicable laws and regulations. It is also possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with escrow, money transmission or other similar statutes or regulatory requirements related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. We may also be required to become licensed as a payment institution (or other similar license) under the European Payment Services Directive or other international laws and regulations. Any developments in the laws or regulations related to escrow, money transmission or the handling or moving of money or increased scrutiny of our business may lead to additional compliance costs and administrative overhead.

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

Our payment partners are critical to our business. In order to maintain these relationships, we have in the past been, and may in the future be, forced to agree to terms that are unfavorable to us. If we are unable to maintain our agreements with current payment partners on favorable terms, or we are unable to enter into new agreements with new payment partners on favorable terms, our ability to collect, hold and disburse funds and our revenue and business may be materially and adversely affected. This could occur for a number of reasons, including the following:

•
our payment partners may be unable to effectively accommodate changing service needs, such as those which could result from rapid growth or higher volume and the fact that some of our payment partners have a limited operating history;

•	our payment partners could choose to terminate or not renew their agreements with us or only be willing to renew on different or less advantageous terms;

•	our payment partners could reduce the services provided to us, cease doing business with us, or cease doing business altogether;

•
our payment partners could be subject to delays, limitations or closures of their own businesses, networks or systems, causing them to be unable to process payments or disburse funds for certain periods of time; or

•
we may be forced to cease doing business with payment processors if card association operating rules, certification requirements and laws, regulations or rules governing electronic funds transfers to which we are subject to change or are interpreted to make it difficult or impossible for us to comply.

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

In addition, since we operate on a global basis, political, economic and security conditions in countries in which we operate or have users may limit our ability to provide our services. Specifically, the conflict between Russia and Ukraine may affect our business and operations in those regions.

Our business model may subject us to disputes between users of our platform.

Our business model involves connecting buyers and freelancers that contract directly through our platform. Buyers and freelancers are free to negotiate any specific terms they choose through custom offers sent from the conversation page. It is possible that disputes may arise between buyers and freelancers with regard to the terms of their order, service standards, payment, confidentiality, work product and intellectual property ownership and infringement. If either party believes the terms of their agreement were not met, our terms of service provide a mechanism for the parties to request assistance from us in resolving the dispute through our resolution center and customer support team. Whether or not buyers and freelancers decide to seek assistance from us, if these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court. Given our role in facilitating and supporting these arrangements, it is possible that claims will be brought against us directly as a result of these disputes, or that freelancers or buyers may bring us into any claims filed against each other. We include language in our terms of service disclaiming responsibility or liability for any disputes between users; however, we cannot guarantee that these terms will, in all circumstances, be effective in preventing or limiting our involvement in user disputes. Additionally, from time to time, we are the subject of user complaints filed on forums such as the Better Business Bureau. We attempt to respond to all such complaints, although their mere presence may result in damage to our reputation. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management.

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

A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our buyer and seller base and consumer and business spending more broadly, as well as actions taken to contain the disease.

COVID-19 has had, and continues to have, a significant impact around the world, prompting governments and businesses to take unprecedented measures in response. Such measures have included restrictions on travel and business operations, temporary closures of businesses, and quarantine and shelter-in-place orders. The COVID-19 pandemic has at times significantly curtailed global economic activity and caused significant volatility and disruption in global financial markets. The COVID-19 pandemic and the measures taken by many countries in response could in the future materially adversely impact the Company’s business, results of operations, financial condition and stock price.

We are unable to accurately predict the future impact that COVID-19 or future regional or global health pandemic will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. A pandemic may lead to a global economic downturn and could affect the need or the cadence of need of our buyers to purchase digital services, which could lead to decreased demand across all of our services. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. A pandemic could also have a material impact on the global unemployment rate which could affect the need for our sellers to sell digital services on our platform.

We may be materially and adversely affected by natural disasters and other catastrophic events that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

A significant natural disaster, such as an earthquake, blizzard, hurricane, fire or flood, the outbreak of a pandemic, such as COVID-19, or other catastrophic events, such as a power loss or telecommunications failure, could have a material adverse impact on our business, financial condition and operating results. In the event of natural disaster or other catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. Broadly accepted scientific projections predict that the frequency and/or intensity of certain natural disasters are likely to increase in the future due to climate change, which may increase the magnitude of this risk. In addition, natural disasters and other catastrophic events could affect the ability of sellers on our platform to perform Gigs on a timely basis. If a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, users in that region may delay or forego use of our platform, which may adversely impact our operating results. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 5.3%,  2.8%, and negative 0.7% for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2022, the NIS depreciated in relation to the U.S. dollar by 13.2%, while during the years ended December 31, 2021, and 2020 the NIS appreciated in relation to the U.S. dollar by 3.3% and 7.7%, respectively.

Our investment portfolio and other funds may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totalled $431.1 million as of December 31, 2022. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets, record high inflation rates and geopolitical instability, may result in impairments of the carrying value of our investment assets. In addition, as our investment portfolio is invested primarily in fixed-income securities it is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as other comprehensive income (loss), or OCI, which is a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results.

              In addition, we regularly maintain cash, cash equivalents and bank deposits at financial institutions in the United States, Israel and other multi-national institutions. Our funds at these institutions exceed insured limits and some are not insured at all. Although we spread our cash, cash equivalents and bank deposits among several financial institutions in order to reduce the risks associated with maintaining all of our balances at one financial institution, in the event of failure of any financial institution where we maintain our cash and cash equivalents or bank deposits, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

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

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development, or the OECD, and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting, or BEPS initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar, which includes two interlocking rules: (1) the Income Inclusion Rule, and (2) the Undertaxed Payment Rule, that together comprise the Global Anti-Base Erosion, or the GloBE rules, is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

As progress on BEPS 2.0 advanced from 2019 into 2020, the world has been impacted by the COVID-19 pandemic and countries have begun to seek new sources of revenue. As a result, there is a proliferation of new Digital Services Taxes, or DSTs, and similar taxes on the digital economy as the interest in these sources of revenue has overtaken progress toward development of fundamental reforms to the international tax architecture under BEPS 2.0 on a consensus basis. These new taxes include DSTs of the type originally proposed plus, in certain jurisdictions, greatly expanded DSTs that apply to virtually all digital transactions, including on multi-sided interfaces allowing users to connect. These taxes defer between jurisdictions in terms of thresholds, applicable tax rate and scope. Note that in most jurisdictions the DST is applied on the gross revenues.

Further, there have been changes to tax laws in the United States (such as the recent United States Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates) and there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. As of the date of this Annual Report, It is unclear how certain aspects of the Inflation Reduction Act will be implemented by the U.S. Department of the Treasury through regulation, and what additional legislation, if any, would be enacted. Interpretations of existing legislation or the promulgation of new legislation could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

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

The balance sheet classification of  Convertible Notes could adversely affect our reported financial condition.

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

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. In addition, the recent declines in the global economy, difficulties in the financial services sector and credit market, continuing geopolitical uncertainties and other macroeconomic factors all affect the spending behavior of potential investors. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange, or the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2022, there were 37,537,563 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, or the Securities Act.

As of December 31, 2022, we had 3,551,789 shares available for future grant under our share option plans and 4,232,342 ordinary shares that were subject to share options and restricted share units. Of this amount, 2,176,521 options were vested and exercisable as of December 31, 2022. In addition, as of December 31, 2022, we had 701,205 shares available for sale under our 2020 Employee Share Purchase Plan.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of this test, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we directly or indirectly hold 25% or more (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we do not expect to be classified as a PFIC for our current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines and we continue to hold a substantial balance of cash and other liquid investments, we may become a PFIC for the current or future taxable years. Therefore, there can be no assurance that we will not be classified as a PFIC in any taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain United States federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult its tax advisor as to the potential effects of the PFIC rules. See Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares such holder may be subject to adverse U.S. federal income tax consequences.

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

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.

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

The newly elected Israeli government is currently pursuing changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. Such proposed changes may also lead to political instability or civil unrest. To the extent that any of these negative developments will materialize, they may have an adverse effect on our business, results of operations and ability to raise additional funds, if deemed necessary by our management and board of directors.

Furthermore, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

We are eligible for certain tax benefits provided to a “Beneficiary Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In order to remain eligible for the tax benefits provided to a “Beneficiary Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the beneficiary enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2022 was 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Further, we historically had some users in Cuba, North Korea and Crimea, countries that are presently the subject of comprehensive sanctions by the United States government, or Sanctioned Countries. We have taken steps to terminate existing accounts in Sanctioned Countries and have implemented various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries going forward. Although we endeavor to conduct our business in accordance with applicable laws and regulations, we cannot guarantee compliance.

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

General risk factors

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	short selling activities;

•	changes in our take rate;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	general economic and market conditions; and

•	general economic and market conditions.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

Our mission is to revolutionize how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our core platform, Fiverr.com, lies an expansive catalog with over 600 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product, or the SaaP model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2022, our platform enabled $1,118.3 million of GMV from 4.3 million active buyers.

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

We generate revenue primarily through transaction fees and service fees on our core marketplace. We also offer an ecosystem of value added products that empowers our sellers to build a successful freelancing career and enables businesses of all sizes to implement an effective and efficient strategy to utilize freelancing workforce. For freelancers, Promoted Gigs and Seller Plus provide advertising capabilities and advanced tools to help them succeed on our marketplace. Fiverr Workspace provides freelancers software solution to manage invoicing, contracts, time tracking and organizing workflow with their clients. We also provide comprehensive learning and development offerings through Fiverr Learn and CreativeLive that help freelancers grow professionally. On the demand side, ClearVoice offers a subscription based content marketing solution, WorkingNotWorking provides paid access to high-end vetted creative talent, and Stoke Talent provides a freelancer management system to help businesses manage freelancers across channels, all of which cater to medium to larger sized businesses.

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

We have achieved significant growth and scale since inception. In the years ended December 31, 2022, 2021 and 2020, our revenue was $337.4 million, $297.7 million and $189.5 million, respectively, a 13% and 57% increase, respectively, and we incurred net losses of $71.5 million, $65.0 million and $14.8 million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time. For a description of the principal markets in which we compete, including a breakdown of total revenues see Item 5. “Operating and Financial Review and Prospects - Our Business Model”.

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

Comprehensive and diverse catalog. At the foundation of our core platform is an expansive catalog of Gigs that currently spans over 600 digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase Gigs such as logo design, video creation or website development with prices ranging from $5 to thousands of dollars, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Unlike such traditional solutions, each Gig on Fiverr is listed with a clearly defined scope and timeline and is sold for a fixed price rather than on an hourly basis.

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

Who we serve

Our buyers

Our buyers include individuals and businesses of all sizes and from various industries. We engage and grow our buyer base organically and through thoughtful performance and brand marketing, all without a direct sales force.

In the year ended December 31, 2022, we served 4.3 million active buyers from over 160 countries across the globe, up from 4.2 million active buyers in 2021.

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

Access to an expansive catalog of digital services. Our catalog of digital services has over 600 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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

Success management and support. We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer care team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey. We take care of the entire buyer engagement, business development and marketing process for our sellers so they simply need to list their Gigs on our core platform and focus on the work they love to maximize their earning potential. For those sellers new to the business, we help them gain access to buyers so that they can quickly start developing their reputation. For the more experienced and professional sellers, we enroll them into the Fiverr Pro program to allow them to build a premium business and gain access to buyers who may be prioritizing a higher quality work product.

Our products

Buyer experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

fiverr.

Find Services | Search

Fiverr Pro | Messages | Saved | Orders | $2,547

Graphic & Design | Digital Marketing | Writing & Translation | Video & Animation | Music & Audio | Programing & Tech | Business | Lifestyle

Hi Alex,

Get offers from sellers for your project

Post a request

Alex,
Here's what *you* need for branding your business

Wix website design

Wix website development

Website content

Learn how →

Buy again

All3dnow
Level 2 Seller

I will create a cute 3D model for your movie

★ 4.8 (101) BUY IT AGAIN

STARTING AT $750

Continue browsing

googoomade
Level 2 Seller

I will create an realistic illustration of your pet

★ 4.8 (159)

STARTING AT $125

marlynphoto
Level 2 Seller

I will photoshop your car to any enviorment

★ 4.9 (24)

STARTING AT $175

learn2fly
Level 2 Seller

I will create a 3D illustration in ny style

★ 4.8 (101)

STARTING AT $450

riszaperdi
Top Rated

I will photosh images into a

★ 5 (397)

Search and discovery. Our SaaP model provides buyers access to an extensive catalog of Gigs that they can compare and filter across parameters including Gig details, reviews and price. Each Gig includes the details of the service provided, the price, delivery timeframe and reviews from previous buyers of that Gig, allowing buyers to make informed decisions based on their needs, budgets and tastes. Leveraging our end-to-end transaction platform and the depth of transaction data, we launched Fiverr Inspire, an innovative way to browse and shop for digital services based on sellers and their portfolio. Our search, browse and recommendation algorithms are designed to match each buyer’s search with the most relevant Gig and seller results. With each buyer interaction, our platform and machine learning algorithms enable us to offer more personalized recommendation carousels that are presented in relevant places along the buyer journey.

Personalizable options. We believe many of our buyers are motivated by more than simply price and convenience; we believe they also value uniqueness and authenticity. On our marketplace, buyers enjoy a personalized experience and direct interactions with our sellers. As part of our Gig concept, buyers purchase ‘Packages’ associated with each Gig. Packages are tiered as Basic, Standard and Premium, each with different levels of service such as different word counts for a translation, video lengths for a video edit or number of revisions for a logo design. We facilitate further customization through brief and match and custom orders. A buyer can request a custom order through our platform with his or her unique requirements. Sellers, in turn, can respond to the order request with custom offers, which are exclusive proposals, with the exact description of the service, price and time expected to deliver the service. For certain categories and gigs, we also allow buyers to make recurring purchases through the Subscriptions feature, or to break down a large project into multiple purchases through the Milestones feature.

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

fiverr.

Find Services | Search

Fiverr Pro · Messages · Saved · Orders · $2,547

Graphic & Design · Digital Marketing · Writing & Translation · Video & Animation · Music & Audio · Programing & Tech · Business · Lifestyle

All Conversations

Jane Cooper 2d
Here's your Custom Offer

Justin Culhane 4d
Hi, that's my offer 1

Maria Rhiel Madsen 6d
I'm not sure we will be there

Talan Rhiel Madsen 7d
Cool, let's do it

J **Jerome Bell** 12d
Hi!...need to design a logo 1

Jane Cooper

Last seen: Just now | Local time Sep 10, 9:08 AM

We have your back

For added safety and your protection, keep payments and communications within Fiverr. Learn more

Jane Cooper 2d

Here's your Custom Offer

I will do signature, handwritten, calligraphy and script a logo for your business **$350**

Here's my offer for your project. Feel free to reach out if you want to make any changes. Looking forward to working with you!

Your offer includes

- 3 Days Delivery
- Animation
- Item
- Item

Decline | Accept

Start typing

Create an Offer | Send

About Jane Cooper

From	**Ireland**
On Fiverr since	**Jan 2021**
Rating	★ 4.9 (100)
English	**Fluent**

Related Services

See More >

Create or customize your professional logo
by fhdj455

★ 5.0 (318) FROM $495

Edit and make changes to your logo
by stephfd56mna

★ 4.9 (223) FROM $15

Design your professional logo
by hafdshir87

★ 4.8 (101) FROM $150

fiverr business.

Search for any digital service

Projects · Lists · Team · 39 · 5

Graphic & Design · Digital Marketing · Writing & Translation · Video & Animation · Music & Audio · Programing & Tech · Business Operations

App redesign

A new look for our music store app.

+4 · Share

Orders · Deliveries · Freelancers

Ordered By · Order status · Date range

Showing 5 total orders

SERVICE		ORDERED BY	FREELANCER	ORDER DATE	PRICE	STATUS
とまれ	I will create picture book illustrations for you Order no. #FO81A4AA37967	Natalie Pele	Lisa Cohen	Apr 20, 2020	$22.05	IN PROGRESS
	I Will Record A Warm & Friendly Voiceover Order no. #FO81A4AA37967	Jennie Hercule	Chase Stas	Apr 20, 2020	$155.10	IN PROGRESS
	I will create picture book illustrations for you Order no. #FO81A4AA37967	Oliver Cohen	Don Tile	Apr 20, 2020	$22.05	DELIVERED
	I Will Record A Warm & Friendly Voiceover Order no. #FO81A4AA37967	Larry Kenny	Josh Chase	Apr 20, 2020	$155.10	DELIVERED
	I will create picture book illustrations for you Order no. #FO81A4AA37967	Jullie Hemingway	Grace Smith	Apr 20, 2020	$22.05	DELIVERED

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

fiverr. Dashboard | My Business | Growth & Marketing | Analytics | $2,547

Mark.A
Level 2 Seller
• Online

Inbox response rate		98%
Inbox response time		1Hrs
Order response rate		86%
Delivered on time		89%
Order complition		97%

Earned in February $6,890

Inbox — View All

Tatiana Workman — 2d
Hello Mark I am looking fo..

Ann Dorwart — 2d
As far as I understand

Davis Workman — 2d
Thank Mark!

Cheyenne Dokidis — 2d
I guess we'll do

Kierra Westervelt — 2d
Yea, I know

Link your social networks

Active Orders - 3 ($2,030)

All Orders

	Buyer	Price	Delivery Time	Status	
	Lydia Aminoff	$325	6d, 2h	NEW	View Order
	Hanna Mango	$450	4d, 5h	NEW	View Order
	Davis Rhiel Madsen	$1,255	1d, 12h	IN PROGRESS	View Order

3 steps to become a top seller on Fiverr

The key to your success on Fiverr is the brand you build for yourself through your Fiverr reputation. We gathered some tips and resources to help you become a leading seller on Fiverr

Get Noticed

Tap into the power of social media by sharing your Gig, and get expert help to grow your impact.

Share Your Gigs

Get more skills & exposure

Hone your skills and expand your knowledge with online courses. You'll be able to offer more services and gain more exposure with every course completed.

Explore Learn

Grow your client base

Every review counts! Bring your clients to Fiverr, get their 5-star review, and pay 0% seller fees on anything they buy from you, for life!

Watch Course

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

fiverr. Dashboard | My Business | Growth & Marketing | Analytics | $2,547

Promoted Gigs

You're promoting **4 Gigs**

Manage daily budget ($5) | Last 30 days

Ad overview

Just now

IMPRESSIONS	CLICKS	ORDERS	SPEND	SALES
13,117	665	3	$23.2	$180

Ad performance

Show promotable Gigs only

Gig	Promote	CPC cap	Impressions	Clicks	Orders	CPC	Spend	Sales
 Design the perfect logo for your company or brand...		Auto	556	816	798	826	447	$406.27
 Do any Photoshop editing design job		Auto	426	647	274	429	423	$948.55
 Write about coffee and everything else related to it		Auto	185	177	540	877	196	$446.61
 Create your logo and brand design		Auto	536	600	740	703	453	$576.28

Find out more about Promoted Gigs

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

fiverr.
Find Services Search
Fiverr Pro Messages Saved Orders $2,547

Graphic & Design | Digital Marketing | Writing & Translation | Video & Animation | Music & Audio | Programing & Tech | Business | Lifestyle

Overview | Description | About the seller | Compare packages | Recommendations | FAQ | Reviews
33583

Fiverr > Graphics & Design

I will create an amazing logo for your brand

Mark A. Top Rated Seller | ★★★★☆ 4.5 (120) 1 Orders in Queue FIVERR'S CHOICE

I speak English +2 more

Basic	Standard	Premium

Basic $250

This package includes one finished and polished logo design ready to go!

4 Days Delivery 2 Revisions

- ✓ 1 concept included
- ✓ Sorce file
- ✓ Logo transparency
- ✓ Printable file
- ✓ Vector file

Continue ($250)

Compare Packages

Contact Seller

Highly responsive!
Known for exeptionally quick replies

About This Gig

Are you looking for a professional female voice over for your video, app, E-learning, explainer video

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

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. We hold numerous registered trademarks in the United States and in foreign jurisdictions, including the European Union, the United Kingdom, Australia, Brazil and Israel, that we consider material to the marketing of our products, including the trademarks Fiverr and Gig.

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

Competition

The market for freelancers and the buyers who engage them is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new products and services. We compete with a number of online and offline platforms and services to attract and retain users, although we believe that none of our competitors operate a similar business model with the breadth of our catalog, the range of services and global reach as our platform. Our main competitors fall into the following categories:

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

•	Software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services;

•	Businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services; and

•	Software companies focused on providing technological solutions driven by artificial intelligence.

Environmental, Social and Governance (ESG) Practices

Fiverr was built with a defined purpose from day one to revolutionize how the world works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees and shareholders. We are committed to build a long-term sustainable business that aligns our mission and business strategy with positive impacts to people, communities and our planet.

Fiverr’s ESG approach and plan falls under the purview of our board. Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our Nominating and Governance Committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters.

During 2021, we identified four core pillars that outline some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

•	Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

•	Marketplace integrity and ethics: holding high standards for quality and integrity in our marketplace;

•	Empowering our people: building a diverse and inclusive workforce and company culture; and

•	Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

Our 2021 ESG report details the progress we have achieved and our initiatives under each of the pillars above since our 2020 ESG Report  and is available on our investor relations website at investors.fiverr.com and is not incorporated by reference into this Annual Report. We believe that transparent and regular reporting is an essential step to holding ourselves accountable. We expect to continue to evolve our ESG strategy in the future as our ESG program matures.

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

Data protection and cybersecurity

We hold certain personal data of our users, including their name, username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), taxpayer information and forms, profession and education, location, authentication information, social media account log in details and additional information regarding the use of Fiverr’s Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Israeli Privacy Law, we are subject to certain obligations and restrictions, such as the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights), registering databases containing personal data with Israeli Privacy Protection Authority, as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017, or the Data Security Regulations, imposes obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Israeli Privacy Law, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that the Israeli Privacy Protection Authority initiates any administrative supervision procedure that reveals irregularities with respect to our compliance with the Israeli Privacy Law, we may need to take certain remedial actions to rectify such irregularities, which may increase our costs. In addition we may be exposed to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

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

United States

A number of new U.S. state data privacy laws as well as legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection could affect us. For example, California voters also passed the California Privacy Rights Act, which entered into substantial effect on January 1, 2023, and significantly modifies the California Consumer Privacy Act, including providing new data privacy rights for consumers and new operational requirements for companies. In addition, other new state data privacy laws, such as the Virginia Consumer Data Protection Act, which went into effect in January 2023, the Colorado Privacy Act and Connecticut Data Privacy Act, which go into effect in July 2023, and the Utah Consumer Privacy Act, which goes into effect in December 2023, similarly impose new privacy rights and obligations. If similar laws are passed in other states or at the federal level, such laws may have potentially conflicting requirements that would make compliance challenging and costly.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. These include the necessity to have lawful legal basis for collecting, using, and processing personal data, requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. Case law and regulatory guidance has supplemented these requirements in numerous areas, particularly around international data transfers, imposing additional compliance costs and enforcement risk. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). As of January 1, 2021, because of the United Kingdom’s withdrawal from the EU, we also have to comply with the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK data protection regime mirrors the fines under the GDPR.

The European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy or data protection in the electronic communications sector. Pursuant to the requirements of the ePrivacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and comparable technologies. Prior to providing such consent, users must receive clear and comprehensive information, both in accordance with the more stringent requirements under the GDPR. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will soon be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of certain cookies on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulation draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

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

On November 1, 2022, the Digital Markets Act, or the DMA, entered into force and on November 16, 2022, the Digital Services Act, or the DSA, followed. For the DSA, most provisions become applicable on February 17, 2024. The DSA and the DMA focus on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. As further guidance is issued and interpretation of both the DSA and the DMA, it is difficult to assess the impact of the DSA and DMA on our business or operations, but, to the extent applicable, it may require us to modify our practices and policies and we could incur substantial costs as a result.

On December 16, 2020, the European Union published a new cybersecurity strategy which aims at adapting online and offline security requirements in response to growing interconnectedness and digitalization. In December 2022, the Directive (EU) 2022/2555 of the European Parliament and of the Council of December 14, 2022 on measures for a high common level of cybersecurity across the Union, amending Regulation (EU) No 910/2014 and Directive (EU) 2018/1972, and repealing Directive (EU) 2016/1148 (NIS 2 Directive) was published in the official journal of the European Union. As EU Member States still need to adopt the NIS 2 Directive into national law by October 17, 2024, it is difficult to assess the impact on our business or operations, but it may require us to modify our cybersecurity practices and policies and we could incur substantial costs as a result.

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

D. Property, Plant and Equipment

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 4,380 square meters (approximately 47,146 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in 2026.

We also lease offices in New York City and Orlando in the United States. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk factors” and “Special note regarding forward-looking statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Our mission is to revolutionize how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 600 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product, or the SaaP model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. In the year ended December 31, 2022, we had 4.3 million active buyers on our platform.

We were founded in 2010 by entrepreneurs who have extensive experience working with freelancers and who have witnessed firsthand how challenging the process can be. Our platform has simplified and streamlined this process for both buyers and sellers and, as a result, we have experienced significant growth and reached a meaningful scale. Our GMV for the years ended December 31, 2022, 2021 and 2020 was $1,118.3 million, $1,018.7 million and $699.3 million, respectively.

Our business model

We operate a marketplace model where we derive our revenue from transaction fees and service fees that are based on the total value of transactions ordered through our platform. Our revenue growth has been driven primarily by the growth of active buyers and spend per buyer. For the years ended December 31, 2022, 2021 and 2020, our revenue was $337.4 million, $297.7 million and $189.5 million, respectively, most of which was driven by repeat buyers whose collective spend on our platform continues to increase. These favorable dynamics provide us with revenue visibility and predictability. As repeat buyers keep using our platform, placing additional orders and ordering higher value and cross category services, we benefit from growing buyer lifetime value.

Our take rate, or revenue as a percentage of GMV, was 30.2%, 29.2% and 27.1% for the years ended December 31, 2022, 2021 and 2020, respectively. We believe we are able to command our take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. Our take rate is sustainable and has grown moderately over time as we provide more value to buyers and sellers through products and offerings such as Promoted Gigs, Seller Plus, ClearVoice, CreativeLive, Fiverr Learn, Fiverr Workspace, WorkingNotWorking and Stoke Talent.

Our revenue is diversified and generated from a broad mix of digital services. Our platform includes over 600 categories across ten verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, Data, Lifestyle, and Photography. For the years ended December 31, 2022, 2021 and 2020, no single category accounted for more than 15% of our core marketplace revenue. Category expansion continues to be a key strategy for our business.

Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

We do not hire freelancers directly or provide digital services to our buyers as a principal. Our business model can rapidly scale, and as it grows we benefit from a growing network effect. More buyers attract more sellers onto our platform, which, in turn, leads to more selection and better value for money, driving more engagement and spend by our buyers. We do not rely on a direct sales force, further enhancing the scalability of our business model. Our revenue is well diversified across our buyers, with no buyer contributing more than 1% of core marketplace revenue in the years ended December 31, 2022, 2021 or 2020.

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

Scaled and consistently growing buyer base

Our active buyer base continues to grow over time. The number of active buyers on our platform has reached 4.3 million as of December 31, 2022, up from 4.2 million as of December 31, 2021. The key drivers of our active buyer base growth are continued buyer engagement and our buyer acquisition strategy. We are focused on increasing this strong base of active buyers, which we continue to monetize.

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

Repeat buyers generally increase spend on our platform over time. For the year ended December 31, 2022, repeat buyers contributed 63% of our revenue on our core marketplace, up from 59% in the year ended December 31, 2021. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer’s first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. As shown in the figure below, the aggregate spend of each cohort stabilizes after the first year and continues to contribute to a consistent stream of revenue for future years. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior. For the past year, the elevated retention levels we experienced in 2020 and 2021 due to COVID-19 was partially offset by the challenging macro environment in 2022, which led to more moderate SMB spending.

Core marketplace revenue composition by annual cohort 2010-2022

2022
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2022 and 2021 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment, or tROI, which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period1. We aim to achieve quarterly tROI of one year or less. Historically, over the eight quarters ending December 31, 2022, we have been able to consistently achieve tROI of less than six months.

The second measure for our paid marketing efficiency is the cumulative revenue to performance marketing investment ratio. As depicted in the chart below, our return on performance marketing investments continues to improve as the cohort ages and buyers continue to spend on our platform. For example, as of December 31, 2022, revenue from the Q4’22 cohort had already amounted to 0.9x of our performance marketing investments during that quarter and the cumulative revenue from the Q4’19 cohort has reached 4.2x of our performance marketing investments during that quarter. We aim to continue acquiring buyers through highly efficient digital marketing channels as we continue to increase the scale of our performance marketing investments and target buyers with higher lifetime value.

Cumulative revenue to performance marketing investment ratios by cohort

1 Performance marketing investments in new buyer acquisition is determined by aggregating online advertising spend across various channels, including search engine optimization, search engine marketing, video and social media used for buyer acquisition. Our performance marketing investments exclude certain fixed costs, such as brand advertising and fixed labor costs. Our performance marketing investment differs from sales and marketing expenses presented in accordance with GAAP and should not be considered as an alternative to sales and marketing expenses. Our performance marketing investment has limitations as an analytical tool, including that it does not reflect certain expenditures necessary to the operation of our business, and should not be considered in isolation. Certain fixed costs are excluded from performance marketing investments and related tROl calculations because performance marketing investments represent our direct variable costs related to buyer acquisition and its corresponding revenue generation. tROl measures the efficiency of such variable marketing investments and is an indicator actively used by management to make day-to-day operational decisions.

Growth in spend per buyer

We view the acquisition of a new buyer as a starting point for building a long-term relationship between the buyer and our marketplace. Once a buyer joins our platform, we aim to expand the relationship and increase engagement and spending activities from that buyer over time. Our focus on increasing the lifetime value of our buyers on our marketplace is reflected in three areas. First, we continue to build out our platform to include more categories, more complex Gigs, and higher quality sellers in order to provide a comprehensive solution for our buyers’ digital service needs. Second, our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. For example, it enables us to anticipate buyers’ future needs based on their buying behavior and provide category and service recommendations. Third, we continue to go upmarket in our marketing strategies to acquire higher lifetime value buyers at the top of the funnel.

We measure our buyer engagement using spend per buyer. Our spend per buyer as of December 31, 2022, was $262, up 8% from $242 as of December 31, 2021. For the years ended December 31, 2022, and 2021 buyers who spent over $500 accounted for 63% of our core marketplace revenue.

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

Spend per buyer 2019-2022

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

The following table sets forth our key performance indicators as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Active buyers (in thousands)	4,275	4,217
Spend per buyer	$262	$242

Components of our results of operations

Revenue. Our revenue is primarily comprised of transaction fees and service fees. We earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees.

Geographic Breakdown of Revenues. The following table sets forth the geographic breakdown of revenues for the periods indicated:

	2022	2021	2020
	(in thousands)
U.S.	$172,704	$154,360	$100,706
Europe	84,484	77,019	48,331
Asia Pacific	48,585	38,437	22,814
Rest of the world	28,153	24,991	15,715
Israel	3,440	2,855	1,944
Total	$337,366	$297,662	$189,510

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

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, processing fees, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and developed technology.

Research and development. Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

Sales and marketing. Sales and marketing expenses are primarily comprised of costs of our marketing personnel, performance marketing investments, branding costs, amortization of customer relationships, creative relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and grow our business. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily include costs of our executive, finance, legal and other administrative personnel, costs associated with fraud risk reduction and others. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will grow over time as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly listed company.

Impairment of intangible assets. Impairment of intangible assets and internal use software capitalization as a result of  adverse change in macroeconomic conditions.

Financial expenses, net. Financial expenses, net primarily include amortization of discount and issuance costs of Convertible Notes, interest earned on cash and cash equivalents and marketable securities, exchange rate gains (losses) due to foreign exchange fluctuations and other financial expenses in connection with bank charges and long-term loan.

Income taxes. As of December 31, 2022, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $96,864 million. As of December 31, 2022, we had net operating loss carryforwards for U.S. tax purposes in the amount of approximately $75,695 million, which is expected to be subject to certain limitations under Internal Revenue Code, or IRC, Section 382 following changes in control that occurred upon acquisition of both Clear Voice, Working Not Working and CreativeLive.

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between 2021 and 2020, and a discussion of our liquidity and capital resources for the year ended December 31, 2020, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2022	2021
	(in thousands)
Revenue	$337,366	$297,662
Cost of revenue	65,948	51,723
Gross profit	271,418	245,939
Operating expenses:
Research and development	92,563	79,298
Sales and marketing	174,599	159,365
General and administrative	51,161	52,616
Impairment of intangible assets	27,629	—
Total operating expenses	345,952	291,279
Operating loss	(74,534)	(45,340)
Financial income (expense), net	3,624	(19,513)
Loss before income taxes	(70,910)	(64,853)
Income taxes	(577)	(159)
Net loss	$(71,487)	$(65,012)

	Year ended December 31,
	2022	2021
	(as a% of revenue)
Revenue	100.0%	100.0%
Cost of revenue	19.5	17.4
Gross profit	80.5	82.6
Operating expenses:
Research and development	27.4	26.6
Sales and marketing	51.8	53.5
General and administrative	15.2	17.7
Impairment of intangible assets	8.2	—
Total operating expenses	102.5	97.9
Operating loss	(22.1)	(15.2)
Financial income (expense), net	1.1	(6.6)
Loss before income taxes	(21.0)	(21.8)
Income taxes	*	*
Net loss	(21.2)%	(21.8)%

*	Represents amounts of less than 0.5%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue increased by $39.7 million, or 13.3%, to $337.4 million for the year ended December 31, 2022 from $297.7 million for the year ended December 31, 2021. The increase was mainly due to a 1% increase in the number of active buyers and a 8% increase in spend per buyer over the same time period and an increase of 100 basis points in our take rate, as we continue to grow our core platform including continued expansion of freelancer tools such as Promoted Gigs and Seller Plus, as well as the additional revenue from back-office software subscriptions, e-learning courses, content marketing subscriptions, creative talent platform, and  freelancer management platform. For the years ended December 31, 2022 and 2021, we derived approximately 74.4% and 72.9% of our revenue from transaction fees, respectively, and approximately 25.6% and 27.1% of our revenue from service fees, respectively.

Cost of revenue

Cost of revenue increased by $14.2 million, or 27.5%, to $65.9 million for the year ended December 31, 2022 from $51.7 million for the year ended December 31, 2021. This increase was primarily due to an increase of $2.9 million in payment processing fees driven by increase in revenue, an increase of $5.3 million due to employee-related costs and subcontractors costs, an increase of $3.2 million in amortization of capitalized internal-use software and developed technology, an increase of $1.1 million in share-based compensation, an increase of $0.9 million in hosting fees and an increase of $0.5 million in IT and production services.

Research and development

Research and development costs increased by $13.3 million, or 16.7%, to $92.6 million for the year ended December 31, 2022 from $79.3 million for the year ended December 31, 2021. This increase was primarily driven by an increase of $7.4 million in employee-related and subcontractors costs, an increase of $3.9 million in share-based compensation and an increase of $1.7 million in IT subscriptions and other.

Sales and marketing

Sales and marketing expenses increased by $15.2 million, or 9.6%, to $174.6 million for the year ended December 31, 2022 from $159.4 million for the year ended December 31, 2021. This increase was primarily driven by increases of $10.2 million in performance marketing investments and other marketing campaigns and brand activities, an increase of $3.1 million in share-based compensation and an increase of $2.2 million in employee-related and subcontractors costs.

General and administrative

General and administrative expenses decreased by $1.5 million, or 2.8%, to $51.2 million for the year ended December 31, 2022 from $52.6 million for the year ended December 31, 2021. This decrease was primarily due to $14.7 million revaluation of contingent consideration liability and other acquisition-related costs, a decrease of $1.6 million in accounting, legal and business strategy in connection with prior year acquisitions, which was partially offset by an increase of $8.4 million in share-based compensation, an increase of $4.9 million in employee-related costs and an increase of $1.7 million in other operational costs.

Impairment of intangible assets

A $27.6 million impairment of intangible assets and internal use software capitalization for the year ended December 31, 2022, resulted from an adverse change in macroeconomic conditions.

Financial income (expenses), net

Financial income (expenses), net, amounted to $3.6 million for the year ended December 31, 2022 compared to financial expenses, net, of ($19.5) million for the year ended December 31, 2021. The change was mainly driven by a decrease  in expenses of $17.5 million related to amortization of discount and issuance costs of our Convertible Notes (as defined below) that were presented as a single liability instruments following the adoption of ASU 2020-06 which eliminated the presentation of the equity component, and an increase of $3.4 million in interest from deposits as well as an increase of $1.3 million due to interest from marketable securities, an increase of $1.8 million due to lease financing income and financial expenses resulted from foreign exchange fluctuations. This was partially offset by an increase of $0.9 million due to financial expenses related to hedging transactions and a $0.6 million increase in bank charges and commissions.

Income taxes

Income taxes increased by $0.4 million for the year ended December 31, 2022 mainly due to uncertain tax provision.

B.	Liquidity and Capital Resources

Since our inception we have funded our operations through sale of equity securities in private and public offerings, issuance of convertible notes, cash generated from operating activities and, to a lesser extent, through exercised options.

As of December 31, 2022 and 2021 we had $651.9 million and $641.0 million, respectively, of cash, cash equivalents, bank deposits and marketable securities . In addition, we had restricted cash and restricted deposits related to the loan to finance leasehold improvements in our office space of $1.2 million and $3.0 million as of December 31, 2022 and 2021, respectively. Our marketable securities amounted to $431.1 and 435.7 million as of December 31, 2022 and 2021. Marketable securities are comprised of treasury, corporate and municipal bonds.

In 2025, our Convertible Notes (as defined below) will mature, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash, which as of December 31, 2022 is up to $460 million.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had working capital of $428.1 million as of December 31, 2022, compared to $279.2 million as of December 31, 2021.

We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months. We also expect our sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our platform and the expansion of marketing activities.

Our capital expenditures consist primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements. As part of the lease of our Israeli headquarters, the lessor financed an amount of $4.0 million out of the total cost of leasehold improvements in the office space. The remaining loan of $2.9 million was repaid on January 1, 2022. We may also seek to invest in or acquire complementary businesses or technologies.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2022, while others are considered future commitments. Our contractual obligations primarily consist of purchase obligations, lease payments and convertible notes. For information regarding our other contractual obligations, refer to Note 9, 10 and 12 within our audited consolidated financial statements included elsewhere in this Annual Report.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2022	2021
	(in thousands)
Net cash provided by operating activities	$30,112	$38,037
Net cash used in investing activities	(14,624)	(229,470)
Net cash used in financing activities	(1,637)	(2,397)

Net cash provided by operating activities

Net cash provided by operating activities was $30.1 million for the year ended December 31, 2022, a decrease of $7.9 million compared to $38.0 million for the year ended December 31, 2021. The decrease was primarily driven by an increase of $6.5 million in net loss, a decrease of $17.5 million amortization of issuance costs of convertible notes due to the adoption of ASU 2020-06, $12.3 million in revaluation of contingent consideration, $9.5 million in other account payables accrued expenses and other non-current liabilities and $8.5 million in trade payables, deferred revenue and other account receivables. This decrease was partially offset by a $27.6 million impairment of intangible assets in connection with prior year acquisitions and internal-use capitalized software, $16.3 million shared based compensation and $2.2 million in user funds.

Net cash used in investing activities

Net cash used in investing activities was $14.6 million for the year ended December 31, 2022, a decrease of $214.8 million compared to $229.5 million for the year ended December 31, 2021. The decrease primarily resulted from $140.7 million of lower investments in marketable securities, a decrease of $97.0 million from subsidiaries acquired in 2021 and a decrease of $41.1 million in bank deposits and restricted deposits. This decrease was partially offset by an increase of $63.1 due to proceeds from maturities of marketable securities.

Net cash used in financing activities

Net cash used in financing activities was $1.6 million for the year ended December 31, 2022, a decrease of $0.8 million compared to $2.4 million cash used in  for the year ended December 31, 2021. This decrease primarily resulted from a $7.0 million decrease in tax withholding in connection with exercises of employees’ share options and vested RSU’s. This was partially offset by a decrease of $4.5 million in proceeds from exercise of share options and a decrease of $1.7 million in repayment of long-term loan.

Description of Convertible Notes and Capped Call Transaction Financing

On October 13, 2020, we closed a private offering of $460.0 million principal amount of 0% coupon rate Convertible Senior Notes due 2025, or the Convertible Notes. The Convertible Notes were issued pursuant to an indenture, dated October 13, 2020, or the Indenture, between us and U.S. Bank National Association, as trustee.

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

The Convertible Notes will not bear regular interest, and the principal amount of the Convertible Notes will not accrete. The Convertible Notes will mature on November 1, 2025, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding May 1, 2025, a holder may convert all or a portion of its Convertible Notes only under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter), if the last reported sale price of our ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if we call such Convertible Notes for redemption, at any time prior to the close of business on the third scheduled trading day immediately preceding the related redemption date; or (4) upon the occurrence of specified corporate events. On or after May 1, 2025 until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

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

In 2022, research and development costs accounted for approximately 27.4% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

D.	Trend Information.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also “Item 3.D. – Risk Factors – Adverse economic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services.”

E.	Critical Accounting Estimates

Application of critical accounting estimates

Our significant accounting estimates and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See Item 3.D. “Risk Factors” for a discussion of the possible risks that may affect these estimates.

We believe that the accounting estimates discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. The critical accounting estimates that we believe have the most significant impact on our consolidated financial statements are discussed below.

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

Due to the adverse change in macro-economic conditions mentioned in note 2h we preformed additional goodwill impairment test as of June 30, 2022.

No Goodwill impairment was recorded for the years ended December 31, 2022 and 2021.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 2 to 10 years. Intangible assets that are considered to have definite useful life are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our evaluation of recoverability is performed at the lowest level to which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and represent an asset group. Recoverability of this asset group is measured by a comparison of the aggregate undiscounted projections of future cash flows the asset group is expected to generate to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment is measured by the amount which the carrying amount of the asset group exceeds their fair value.

During the second quarter of 2022 due to an adverse change in macro-economic conditions we recorded an impairment of intangible assets in the amount of  $27.6 million mainly in connection with the asset group related to Stoke acquisition, asset group reated to CreativeLive acquisition and internal use software capitalization. In determining the estimated fair value of the the asset group, we utilized a discounted cash flow model. The key assumptions within the model related to forecasting of future revenue, appropriate discount rate and appropriate terminal value based on the nature of the asset group.

No impairment of intangible assets was recorded for the years ended December 31, 2021 and 2020.

Convertible Notes

Prior to January 1, 2022 we accounted for our Convertible Notes in accordance with ASC Topic 815, “Derivatives and Hedging” and ASC Topic 470, “Debt”. We separately account for debt and equity components of Convertible Notes that may be settled in cash. The carrying amount of the debt component was based on the fair value of a similar hypothetical debt instrument excluding the conversion option.

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815- 40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. We adopted this standard on January 1, 2022, using the modified retrospective approach. As of December 31, 2021 the adoption resulted in a reclassification of the equity component representing the conversion option of $78.2 million from additional paid in capital to convertible notes and $21.0 million from additional paid in capital to retained earnings. Interest expense would be reduced as a result of accounting for the convertible notes instrument as a single debt measured at its amortized cost. Commencing the adoption of the standard the we accounted for the convertible notes as a single liability and did not present the equity component separately.

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

Issuance costs attributable to the debt and equity components prior to the adoption of ASU 2020-06 were $ 9,969 and $2,842, respectively. The effective borrowing rate of the debt component of the Convertible Notes was 5.1%. This borrowing rate was based on the Company’s synthetic credit risk rating determined by a third-party appraiser. The annual effective interest rate of the debt component following the adoption of ASU 2020-06 is 0.56%.

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

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balance to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2022 and 2021 were immaterial.

Revenue from subscriptions including our  content marketing platform, on-line learning platform, creative talent platform and back office platform are mainly recognized over time when the service is rendered to the customer. Revenue from our freelancer management platform is recognized at a point time upon the management service is rendered.

Our contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers.

Internal-use software

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic. 350-40, “Internal-Use Software,” capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, we have committed project funding, it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

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

Expected volatility of share options was calculated based on the Company’s volatility as well as the implied volatilities from market comparisons of certain publicly traded companies and other factors.

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

Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors as of March 15, 2023:

Name	Position
Executive Officers
Micha Kaufman	Co-Founder, Chief Executive Officer, Chairperson of the Board
Ofer Katz	President and Chief Financial Officer
Hila Klein	Chief Operating Officer
Gali Arnon	Chief Marketing Officer
Sharon Steiner	Chief Human Resources Officer

Directors
Philippe Botteri	Director
Adam Fisher	Director
Ron Gutler	Director
Gili Iohan	Director
Jonathan Kolber	Director
Nir Zohar	Director

Executive Officers

Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our board of directors since our inception and currently also serves as Chairperson of our board of directors. Prior to co-founding Fiverr, Mr. Kaufman founded and led several technology ventures, including Keynesis Ltd., Invisia Ltd. and Spotback Ltd. Mr. Kaufman has served as a member of the Advisory Board of Cerca Partners LP, a venture capital firm, since November 2016. Mr. Kaufman holds an LL.B degree from Haifa University in Israel.

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

Sharon Steiner has served as our Chief Human Resources Officer since January 2020. Ms. Steiner joined us as a Human Resources Director in May 2012 and was promoted to our VP Human Resources in August 2014. Prior to joining us Ms. Steiner served in various human resources roles, including at Amdocs Ltd., KarmelSonix, Marvell Technology Group Ltd. and IBM Corporation. Ms. Steiner holds a B.A. from Haifa University in Israel.

During November 2022, Gil Shienfeld, our former Chief Technology Officer, parted with the Company.

Directors

Philippe Botteri has served as a member of our board of directors since January 2016. Since 2011, Mr. Botteri has served in various senior roles and as a Partner at Accel, a venture capital firm, where he focuses on investments in early stage technology companies, including cloud applications, enterprise security and online marketplaces. Prior to joining Accel, Mr. Botteri was at Bessemer Venture Partners, a global venture firm based in Silicon Valley. Mr. Botteri currently holds directorship and management positions for several Accel entities and other private companies, including UiPath, Inc. Mr. Botteri holds a M.A in engineering from Ecole Polytechnique and Ecole des Mines in France.

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

Ron Gutler has served as a member of our board of directors since April 2019 and as a Lead Independent Director since May 2021. From May 2002 through February 2013, Mr. Gutler served as the Chairperson of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairperson of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler currently serves on the board of directors of Wix.com Ltd., CyberArk Software Ltd., Walkme Ltd. and several private companies. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem.

Gili Iohan has served as a member of our board of directors since April 2019. Ms. Iohan is currently a Partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as Chief Financial Officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back office operations, from 2005 to April 2017. Prior to that, she was a Partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc., Monday.com Ltd. and Similarweb Ltd. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

Jonathan Kolber has served as a member of our board of directors since June 2019. Mr. Kolber currently serves as a Partner and Senior Advisor at Viola Growth, a technology growth capital fund, where he previously served as a General Partner from 2008 to September 2018. Prior to that, he served as Chief Executive Officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber also currently serves as a member of the board of directors of Viola Growth portfolio companies and several other private companies. Mr. Kolber holds a B.A. from Harvard University.

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

Compensation of directors and executive officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Nonetheless, according to the Companies Law, the compensation committee and the board of directors, may in special circumstances approve compensation of directors, that is inconsistent with our stated compensation policy, provided that the provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and the board of directors, and provided that the shareholders’ approval will be obtained, subject to the following requirements:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, have voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter, who vote against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (for additional information on the approval of the compensation of the chief executive officer see below) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as described above with respect to the approval of the compensation of directors). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder, who is not the chief executive officer, or a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee if (i) the amendment is approved by the chief executive officer, provided that the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote, as described above with respect to the approval of the compensation of directors). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered the provisions that must be included in the compensation policy according to the Companies Law, and that shareholders’ approval was obtained (by a special majority vote, as described above with respect to the approval of the compensation of directors). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that (i) the compensation arrangement is consistent with the company’s stated compensation policy; (ii) the chief executive officer did not have a prior business relationship with the company or with a controlling shareholder of the company; and that (iii) conditioning the approval of the engagement on a shareholders’ vote would impede the company’s ability to employ the candidate to the chief executive officer position. In the event that the chief executive officer also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of our office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2022, was approximately $29.2 million. This amount includes $0.74 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2022, our directors and officers were granted options to purchase an aggregate of 424,968 ordinary shares, at a weighted average exercise price of $60.17 per share, and 95,430 restricted share units under our 2019 Share Incentive Plan, or the 2019 Plan. As of December 31, 2022, options to purchase 2,933,654 ordinary shares granted to our executive officers and directors under our 2019 Plan and our 2011 Share Option Plan, or the 2011 Plan, at a weighted average exercise price of $45.11, and 209,833 restricted share units granted under the 2019 Plan, were outstanding.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022 or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Micha Kaufman, Co-Founder, Chief Executive Officer and Chairperson of the Board. Compensation expenses recorded in 2022 of $300 in salary expenses and $89 in social benefits costs.

Mr. Ofer Katz, President and Chief Financial Officer. Compensation expenses recorded in 2022 of $365 in salary expenses and $99 in social benefits costs.

Ms. Hila Klein, Chief Operating Officer. Compensation expenses recorded in 2022 of $359 in salary expenses and $122 in social benefits costs.

Ms. Gali Arnon, Chief Marketing Officer. Compensation expenses recorded in 2022 of $319 in salary expenses and $105 in social benefits costs.

Ms. Sharon Steiner, Chief Human Resources Officer. Compensation expenses recorded in 2022 of $275 in salary expenses and $93 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives as approved by the compensation committee and the board of directors. The 2022 cash bonus expenses for Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Ms. Gali Arnon and Ms. Sharon Steiner, as provided for in our 2022 financial statements (but due during 2023), were $0, $278, $212, $145 and $133, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022, for options and restricted share units granted to Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Ms. Gali Arnon and Ms. Shraon Steiner of $9,238, $6,283, $3,347, $2,338 and $1,932, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2023-2026 on account of the 2022 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity- based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

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

Additional fees with respect to each twelve months of service on the board of directors’ committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit Committee	$20,000	$8,000
Compensation Committee	$10,000	$5,000
Nominating and Governance Committee	$7,500	$4,500
Other Committee as Authorized by the Board of Directors	$7,500	$4,500

Payment to the committee chairpersons is in lieu of (and not in addition) to the payments granted for committee membership. In case of service of less than a twelve months period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company shall be granted options with a grant date value of $350,000. The exercise price for the options shall be the average closing price per ordinary share on the NYSE over the thirty (30) trading days preceding the grant date, but, with respect to U.S. taxpayers, not less than the fair market value on the grant date for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended, or the Code. Such a welcome grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the election or appointment day.

Annual Grant – Each Eligible Director shall be granted options with a grant date value of $300,000 upon the annual anniversary of his or her initial election or appointment (provided that the director is still in office), or the Eligibility Date. The exercise price for the option awards shall be the average closing sale price per ordinary share on the NYSE over the thirty (30) trading days preceding the grant date, but, with respect to U.S. taxpayers, not less than the fair market value on the date of grant for purposes of Section 409A of the Code. Such annual grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the Eligibility Date.

The welcome grant and the annual grants will also be subject to the following terms and conditions: (i) Acceleration. The equity awards shall be accelerated in the event of a Merger/Sale (as defined in the 2019 Plan); (ii) Intended Tax Type of Award. Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General. The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time it was executed.

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

Share option plans

2011 Share Option Plan

The 2011 Plan was adopted by our board of directors on March 31, 2011, amended and restated in April 2013 and further amended on August 14, 2018 and on January 25, 2019. The 2011 Plan provided for the grant of options to our employees, directors, office holders, service providers and consultants. Our United States Sub Plan to the 2011 Plan, as was adopted under our 2011 Plan governed option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes.

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2022, a total of 1,584,706 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $9.32 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

2019 Share Incentive Plan

We maintain the 2019 Plan, under which we may grant equity based incentive awards to attract, motivate and retain the talent for which we compete. The 2019 Plan is administered by our board of directors and provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share based awards.

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,854 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined, prior to January 1 of a calendar year; provided, however, that no more than 14,820,531 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2022, a total of 1,511,508 options to purchase ordinary shares, with a weighted average exercise price of $97.86 per share and 1,136,128 restricted share units were outstanding under the 2019 Plan. As of December 31, 2022, 3,551,789 ordinary shares were available for future issuance under the 2019 Plan.

The 2019 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721 1961, or the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

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

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP is 410,000 shares, or the ESPP Share Pool, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the board of directors. In no event will more than 5,500,000 ordinary shares be available for issuance under the Section 423 Component. As of December 31, 2022, the ESPP Share Pool consisted of 701,205 ordinary shares.

The compensation committee of our board of directors is the administrator of the ESPP and has the authority to interpret the terms of the ESPP and determine eligibility of participants in accordance with the terms of the ESPP and applicable law.

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

Corporate governance practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the New York Stock Exchange, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the New York Stock Exchange, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable New York Stock Exchange rules) applicable to U.S. domestic issuers.

Our board of directors has adopted corporate governance guidelines which serve as a flexible framework which our board of directors and its committees operate within, subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairperson of the board of directors and chief executive officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstances, the guidelines also provide that the board may designate an independent director to serve as lead independent director. The lead independent director’s responsibilities include, but are not limited to, presiding over all meetings of the board of directors at which the chairperson of the board of directors is not present, including any executive sessions of the independent directors, approving board of directors meeting schedules and agendas, and acting as the liaison between the independent directors and the chief executive officer and chairperson of the board of directors. According to the guidelines, where the chairperson of the board of directors is an independent director, the chairperson of the board of directors will also serve as the lead independent director. In May 2021, our board of directors appointed Ron Gutler as our lead independent director. We comply with the rules of the New York Stock Exchange requiring that a majority of our directors are independent. Our board of directors has determined that all directors, other than Micha Kaufman, our co-founder, chief executive officer and chairperson of the board of directors, are independent under such rules.

Board of directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors. All other executive officers are appointed by the chief executive officer and are subject to the terms of any applicable employment or consulting agreement that we may enter into with them.

Under our amended and restated articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

•	the Class I directors are Philippe Botteri and Jonathan Kolber and their terms expire at our annual general meeting of shareholders to be held in 2023;

•	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2024; and

•	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2025.

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions), provided that a plurality voting mechanism is effected in the event of a contested election. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office (under the conditions described below).

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

Chairperson of the board

Our amended and restated articles of association provide that the chairperson of the board is appointed by the members of the board of directors. The chief executive officer (referred to as a “general manager” under the Companies Law) or a relative of the chief executive officer may not serve as the chairperson of the board of directors, and the chairperson of the board of directors or a relative of the chairperson may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, under the following requirements:

•	at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent (2%) of the aggregate voting rights in the company.

Currently, our chief executive officer, Micha Kaufman, also serves as our chairperson of the board of directors. The required approval by our shareholders of the appointment of our chief executive officer as the chairperson of the board must be obtained by no later than five years following the closing date of our initial public offering, or the IPO, June 17, 2019 . Further, if our chief executive officer serves as the chairperson of the board of directors, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairperson of the board of directors of a subsidiary.

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

Our audit committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange corporate governance rules. Our board of directors has determined that Mr. Gutler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the New York Stock Exchange corporate governance rules.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are also consistent with the Companies Law, the SEC rules and the New York Stock Exchange corporate governance rules. The responsibilities of the audit committee include:

•	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

•	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

•
overseeing the accounting and financial reporting processes of our company, the audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	overseeing the Company policies with respect to risk assessment and risk management, including with respect to financial and cybersecurity related risks;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

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

Our compensation committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the New York Stock Exchange rules, including the additional independence requirements applicable to the members of a compensation committee.

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

•
overseeing and periodically reviewing with management our strategies, policies and practices with respect to human capital management and management development, including with respect to matters such as diversity, equity, and inclusion; workplace environment and culture; employee engagement and effectiveness; and talent recruitment, development, and retention;

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

Nominating and governance committee

Our nominating and governance committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board;

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company; and

•	overseeing the Company’s risks, strategies, policies, programs and practices related to environmental, social and governance (ESG) matters.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2022, Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

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

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under Item 6.B”Director, Senior Management and Employees Compensation — Compensation of directors and executive officers.”

Shareholders’ duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholders’ class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholders’ approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholders’ vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above-mentioned events and amount or criteria;

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

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.	Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2022(*)	2021(*)	2020(*)

Total Employees	739	787	545

Located in Israel	575	580	426
Located in the United States	157	197	111
Located in Europe	7	10	8

In Research and Development	295	311	245
In Marketing	198	223	163
In General and Administration	125	109	70
In Customer Care	121	144	67

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2023, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2023, and restricted share units that shall vest within 60 days of March 1, 2023, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 37,757,469 ordinary shares outstanding as of March 1, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2022 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Principal Shareholders
The Goldman Sachs Group, Inc.(1)	2,887,616	7.6%

Directors and Executive Officers
Micha Kaufman(2)	2,570,545	6.7%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Sharon Steiner	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(3)	2,933,612	7.8%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	6,375,891	16.3%

*	less than 1%

(1)
Based on information reported on a Schedule 13G filed on February 10, 2023, The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC have shared voting power over 2,886,776 ordinary shares and shared dispositive power over 2,887,239 ordinary shares. The address of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

(2)
Based on information available to us, Mr. Kaufman holds 1,814,460 ordinary shares directly and 756,085 ordinary shares underlying options that are currently exercisable within 60 days of March 1, 2023, at a weighted-average exercise price of $49.40, which expire between 2025 and 2029.

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

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of March 1, 2023, we had 77,430 ordinary shares held by 16 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2022.

Agreements with directors and officers

Employment agreements. We entered into employment agreements with each of our executive officers in connection with our IPO. The agreements provide for the terms of each individual’s employment or service with the Company, as applicable.

Options and restricted share units. Since our inception, we have granted options to purchase our ordinary shares and restricted share units to our executive officers and granted options to purchase our ordinary shares to certain of our directors. We describe our share option plans under Item 6. “Directors, Senior Management and Employees - B. Compensation.”

Exculpation, indemnification and insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See Item 6.C.”Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

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

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is attached as Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Share Capital

As of December 31, 2022, we had 37,537,563 ordinary shares outstanding.

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

•
Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.8 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5.”Operating and Financial Review and Prospects” for more information about this agreement.

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

The Investment Law was significantly amended effective as of April 1, 2005, or the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. In the event that the Company is profitable for tax purposes, such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend (to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) which would have otherwise been applicable, or a lower rate in the case of a qualified foreign investment company which is at least 49% owned by non-Israeli residents. In addition, dividends paid to Israeli shareholders out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%), or such lower rate as may be provided under any applicable tax treaty.

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

Dividends distributed to Israeli shareholders from income which is attributed to a “Preferred Enterprise” are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment.

In the 2021, the Company has reported profit for tax purposes and it is expected to do so for the year 2022 as well. According to the Ordinance, current business profits may be offset against carryforward business losses. The Company has offset all of its profit for tax in the year 2021 against such carryforward losses and is expected to do so for the year 2022 as well.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S. Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

United States federal income taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or the IRS, regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons holding ordinary shares in connection with a trade or business outside the United States;

•	holders of Convertible Notes or ordinary shares acquired upon a conversion of Convertible Notes; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

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

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. Recently issued final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Based on the current and anticipated composition of our income and assets, operations and the value of our assets (including the value of our goodwill, going-concern value or any other unbooked intangibles which may be determined based on the price of the ordinary shares), we do not expect to be treated as a PFIC for the current taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination, and the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in any equity offering. Accordingly, if our market capitalization declines, and we continue to hold a substantial balance of cash and other liquid investments, we may become a PFIC for the current or future taxable years. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

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

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs, or lower tier PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

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

Tax reporting

If you own ordinary shares during any year in which we are a PFIC, you generally will be required to file an IRS Form 8621 with respect to us, generally with your federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

J.    Annual Report to Securities Holders

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

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2022 and 2021, respectively, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the EUR and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1.3% for the years ended December 31, 2022 and 2021. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2022 and 2021, we entered into forward, put and call option contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and other related payments against exchange rate fluctuations of the U.S. dollar.

We had outstanding contracts that designated as hedging instruments in a cash flow hedges, in the aggregate notional amount of $64.0 million and $49.6 million as of December 31, 2022 and December 31, 2021, respectively. The fair value of the outstanding contracts amounted to an asset of $0.1 million and a liability of $1.4 million as of December 31, 2022 and an asset of $0.8 million and a liability of less than $0.1 million as of December 31, 2021, recorded under other receivables and other account payables and accrued expenses, respectively. Losses of $4.0 million and gains of $1.2 million were reclassified from accumulated other comprehensive loss during the years ended December 31, 2022 and 2021, respectively. Such gains and losses were reclassified from accumulated other comprehensive loss when the related expenses were incurred. In addition losses of $1.0 million were reclassified from other comprehensive loss to financial expenses, net in connection with forecasted transactions not probable of occurring.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Ethics and Conduct is available on our website at investors.fiverr.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference into this Annual Report.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Fiverr International Ltd. at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021
	(in thousands)
Audit Fees	$768	$782
Tax Fees	262	282
All Other Fees	24	8
Total	1,054	1,072

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2022 and 2021 related to services in connection with non-audit compliance and review work.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the New York Stock Exchange rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the New York Stock Exchange corporate governance rules.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Fiverr International Ltd.	6-K	001-38929	99.1	7/20/2022

2.1	Description of Securities			2.1		*

4.1†	Form of Indemnification Agreement	20-F	001-38929	4.1	2/17/2022

4.2†	Compensation Policy for Directors and Officers	20-F	001-38929	4.2	2/17/2022

4.3†	2011 Share Option Plan, as amended and restated	F-1	333-231533	10.3	5/16/2019

4.4†	Amendment No. 2 to 2011 Share Option Plan	F-1	333-231533	10.4	5/16/2019

4.5†	Amendment No. 3 to 2011 Share Option Plan	F-1	333-231533	10.5	5/16/2019

4.6†	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated	F-1	333-231533	10.6	5/16/2019

4.7†	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan	F-1	333-231533	10.7	5/16/2019

4.8†	2019 Share Incentive Plan	F-1/A	333-231533	10.8	6/3/2019

4.9†	2020 Employee Share Purchase Plan	S-8	333-248580	99.1	9/3/2020

4.10†	2020 Employee Share Purchase Plan Israeli Appendix	20-F	001-38929	4.10	2/18/21

4.11	Indenture, dated as of October 13, 2020, by and between Fiverr International Ltd. and U.S. Bank National Association, as Trustee	6-K	001-38929	4.1	10/13/2020

4.12	Form of 0% Convertible Senior Note due 2025	6-K	001-38929	4.12	10/13/2020

4.13	Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.1	10/13/2020

4.14	Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.2	10/13/2020

4.15	Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.3	10/13/2020

4.16	Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.4	10/13/2020

4.17	Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.5	10/13/2020

4.18	Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.6	10/13/2020

4.19	Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.7	10/13/2020

4.20	Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.8	10/13/2020

4.21	Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.9	10/13/2020

4.22	Letter Agreement, dated as of October 8, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.10	10/13/2020

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document – the instance document appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

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

FIVERR INTERNATIONAL LTD.
Date: March 30, 2023	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: March 30, 2023	By:	/s/ Ofer Katz
	Name:	Ofer Katz
	Title:	President and Chief Financial Officer

Fiverr International Ltd. and subsidiaries

Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

FIVERR INTERNATIONAL LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 30, 2023, expressed an unqualified opinion thereon.

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

Revenue recognition

Description of the Matter
As described in Note 2s to the consolidated financial statements, the Company derives its revenue primarily from transaction fees and service fees. The Company earns transaction fees for enabling orders and providing other services and service fees to cover administrative fees. The Company’s revenue recognition process involves several applications responsible for the initiation, processing and recording of transactions, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involves capturing and processing significant volumes of data.

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

Impairment of finite-lived intangible assets related to Stoke Talent Ltd. Acquisition

Description of the Matter
At December 31, 2022, the Company’s finite-lived intangible assets related to Stoke Talent Ltd. Acquisition were $8.3 million. As discussed in Notes 2h to the consolidated financial statements, finite-lived intangible assets are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability is measured at the asset group level by a comparison of the estimated future undiscounted cash flows to the carrying amounts of the asset group. If the carrying amount of the asset group exceeds the estimated future undiscounted cash flows, an impairment loss is calculated based on the excess of the carrying amount of the asset group over its fair value. During the year ended December 31, 2022, the Company recognized intangible assets impairment charges related to Stoke Talent Ltd. Acquisition of $24.5 million.

Auditing the Company’s impairment tests for finite-lived intangible assets related to Stoke Talent Ltd. Acquisition was complex and highly judgmental due to the significant estimation in management’s assumptions to calculate the undiscounted cash flows and the fair value estimate. These assumptions can significantly affect the undiscounted cash flows and the fair value of the finite-lived intangible assets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's impairment assessment for finite-lived intangible assets. Among others, we tested controls over management's review of the significant inputs and assumptions used in the calculations of undiscounted cash flows and fair value.

To test the Company’s impairment assessment for finite-lived intangible assets, we performed audit procedures that included, among others, testing the significant assumptions, including the completeness and accuracy of the underlying data used by the Company in its analyses. We compared the significant assumptions used by management to current industry, economic trends and other relevant factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the (i) appropriateness of the Company’s discounted future cash flow models; and (ii) reasonableness of the discount rate. We performed sensitivity analyses related to the significant assumptions to evaluate the change in the fair value relative to the carrying amount when measuring the resulting impairment. We also evaluated the Company’s disclosures included in Note 2h to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel

March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FIVERR INTERNATIONAL LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Fiverr International Ltd. and subsidiaries internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiverr International Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes of the Company, and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel March 30, 2023

Fiverr International Ltd. and subsidiaries
Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$86,752	$71,151
Restricted cash	1,137	2,919
Marketable securities	241,293	118,150
User funds	143,020	127,713
Bank deposits	134,000	134,000
Other receivables	19,019	14,285
Total current assets	625,221	468,218
Marketable securities	189,839	317,524
Property and equipment, net	5,660	6,555
Operating lease right-of-use assets, net	9,077	11,727
Intangible assets, net	14,770	49,221
Goodwill	77,270	77,270
Other non-current assets	1,965	1,055
Total assets	$923,802	$931,570
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$8,630	$8,699
User accounts	133,032	118,616
Deferred revenue	11,353	12,145
Other account payables and accrued expenses	41,328	44,260
Operating lease liabilities	2,755	3,055
Current maturities of long-term loan	-	2,269
Total current liabilities	197,098	189,044
Long-term liabilities:
Convertible notes	452,764	372,076
Operating lease liabilities	6,649	10,483
Long-term loan and other non-current liabilities	1,559	13,099
Total long-term liabilities	460,972	395,658
Total liabilities	$658,070	$584,702
Commitments and contingencies (see note 11)
Shareholders’ equity:
Shares authorized: 75,000,000 ordinary shares with no par value as of December 31, 2022 and 2021
Shares issued and outstanding: 37,537,563 and 36,761,108 ordinary shares as of December 31, 2022 and 2021, respectively	-	-
Additional paid-in capital	565,834	585,548
Accumulated deficit	(288,039)	(237,585)
Accumulated other comprehensive loss	(12,063)	(1,095)
Total shareholders’ equity	265,732	346,868
Total liabilities and shareholders’ equity	$923,802	$931,570

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of operations
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenue	$337,366	$297,662	$189,510
Cost of revenue	65,948	51,723	33,188
Gross profit	271,418	245,939	156,322
Operating expenses:
Research and development	92,563	79,298	45,719
Sales and marketing	174,599	159,365	94,379
General and administrative	51,161	52,616	28,034
Impairment of intangible assets	27,629	-	-
Total operating expenses	345,952	291,279	168,132
Operating loss	(74,534)	(45,340)	(11,810)
Financial income (expenses), net	3,624	(19,513)	(2,800)
Loss before income taxes	(70,910)	(64,853)	(14,610)
Income taxes	(577)	(159)	(200)
Net loss	$(71,487)	$(65,012)	$(14,810)
Basic and diluted net loss per share attributable to ordinary shareholders	$(1.94)	$(1.81)	$(0.46)
Basic and diluted weighted average ordinary shares	36,856,140	35,955,014	32,323,636

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of comprehensive loss
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2022	2021	2020
Net loss	$(71,487)	$(65,012)	$(14,810)
Marketable securities:
Unrealized gain (loss)	(8,865)	(2,129)	158
Derivatives:
Unrealized income (loss)	(7,060)	1,662	1,403
Amounts reclassified from accumulated other comprehensive loss	4,957	(1,160)	(1,267)
Other comprehensive income (loss)	(10,968)	(1,627)	294
Comprehensive loss	$(82,455)	$(66,639)	$(14,516)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of shareholders’ equity
U.S. dollars (in thousands, except share and per share data)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2019	31,937,772	$306,334	$(157,763)	$238	$148,809
Share-based compensation	-	15,855	-	-	15,855
Exercise of share options and vested RSUs	1,605,208	9,452	-	-	9,452
Issuance of ordinary shares in connection with follow on offering, net of issuance costs of $1,109	2,300,000	129,853	-	-	129,853
Equity component of convertible notes, net of issuance costs of $2,842	-	99,190	-	-	99,190
Purchase of capped call	-	(43,240)	-	-	(43,240)
Net loss	-	-	(14,810)	-	(14,810)
Other comprehensive income	-	-	-	294	294
Balance as of December 31, 2020	35,842,980	$517,444	$(172,573)	$532	$345,403
Share-based compensation	-	55,654	-	-	55,654
Exercise of share options, vested RSUs and ESPP	918,128	12,137	-	-	12,137
Equity awards assumed for acquisition	-	313	-	-	313
Net loss	-	-	(65,012)	-	(65,012)
Other comprehensive loss	-	-	-	(1,627)	(1,627)
Balance as of December 31, 2021	36,761,108	$585,548	$(237,585)	$(1,095)	$346,868
Share-based compensation	-	72,029	-	-	72,029
Exercise of share options, vested RSUs and ESPP	776,455	7,447	-	-	7,447
Cumulative effect of adopting ASU 2020-06	-	(99,190)	21,033	-	(78,157)
Net loss	-	-	(71,487)	-	(71,487)
Other comprehensive loss	-	-	-	(10,968)	(10,968)
Balance as of December 31, 2022	37,537,563	$565,834	$(288,039)	$(12,063)	$265,732

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(71,487)	$(65,012)	$(14,810)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,185	6,876	4,338
Amortization of premium and discount of marketable securities, net	6,385	7,903	1,091
Amortization of discount and issuance costs of convertible notes	2,527	20,029	4,036
Share -based compensation	71,755	55,407	15,815
Net loss (gain) from exchange rate fluctuations	31	242	(1,076)
Impairment of intangible assets	27,629	-	-
Loss from disposal of property and equipment	(26)	(13)	-
Changes in assets and liabilities:
User funds	(15,307)	(29,729)	(42,039)
Operating lease ROU assets and liabilities, net	(1,485)	253	1,068
Other receivables	(4,847)	(6,240)	(1,777)
Trade payables	(113)	4,667	(127)
Deferred revenue	(792)	4,123	2,680
User accounts	14,416	26,589	39,014
Revaluation of contingent consideration	(12,249)	11,771	398
Payment of contingent consideration	(504)	(507)	(1,960)
Account payables, accrued expenses, and other non- current liabilities	3,994	1,678	10,484
Net cash provided by operating activities	30,112	38,037	17,135
Investing activities:
Investment in marketable securities	(141,701)	(282,450)	(431,176)
Proceeds from maturities of marketable securities	130,701	193,757	183,190
Acquisition of business, net of cash acquired	-	(97,084)	-
Bank and restricted deposits	-	(41,115)	(74,443)
Acquisition of intangible asset	(175)	-	(1,230)
Purchase of property and equipment	(1,198)	(1,684)	(2,094)
Capitalization of internal-use software and other	(1,000)	(894)	(711)
Other receivables and non-current assets	(1,251)	-	(107)
Net cash used in investing activities	(14,624)	(229,470)	(326,357)
Financing activities:
Proceeds from follow-on offering, net	-	-	129,853
Proceeds from issuance of convertible notes, net	-	(34)	447,264
Purchase of capped call	-	-	(43,240)
Proceeds from exercise of share options	3,765	8,294	9,189
Payment of contingent consideration	(1,105)	(1,105)	(2,040)
Tax withholding in connection with employees’ exercises of share options and vested RSUs	(2,028)	(8,987)	11,311
Repayment of long-term loan	(2,269)	(565)	(524)
Net cash provided by (used in) financing activities	(1,637)	(2,397)	551,813
Effect of exchange rate fluctuations on cash and cash equivalents and restricted cash	(32)	(130)	1,268
Increase (decrease) in cash, cash equivalents and restricted cash	13,819	(193,960)	243,859
Cash, cash equivalents and restricted cash at the beginning of the year	74,070	268,030	24,171
Cash, cash equivalents and restricted cash at the end of the year	$87,889	$74,070	$268,030
Supplemental non-cash disclosure:
Purchase of property and equipment	$208	$294	$156
Share-based compensation capitalized in internal-use software	$274	$247	$40
Contingent consideration	$-	$12,258	$-
Lease liabilities arising from obtaining right-of-use assets	$359	$229	$19,031
Supplemental cash flow disclosure
Cash paid for taxes	$235	$78	$-
Cash paid for interest	$246	$107	$115
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$86,752	$71,151	$268,030
Restricted cash	1,137	2,919	-
Total cash, cash equivalents and restricted cash	$87,889	$74,070	$268,030

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 1: - General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform includes various categories across ten verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, Data, Lifestyle and photography.

The Company’s platform also includes a variety of value-added products including subscription-based content marketing platform, back-office platform, learning and development offerings, creative talent platform and freelancer management platform.

Commencing June 13, 2019, the ordinary shares of the Company are traded on the New York Stock Exchange.

Note 2: - Significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The significant accounting policies followed in the preparation of the consolidated financial statements, are as follows:

a.Use of estimates:

The preparation of consolidated financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, income taxes, share-based compensation, purchase price allocation on acquisitions including determination of identifiable intangible assets of useful lives convertible notes borrowing rate, contingent consideration and impairment of intangible assets. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances were eliminated upon consolidation.

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

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses including interest and amortization of premium and discount arising from the acquisition of marketable securities were recorded under financial income (expenses), net.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Following the adoption of ASC 326 the Company estimated expected credit losses for available for-sale debt securities in an unrealized loss position by considering a security’s probability of default and the recovery rate. The Company assessed the security’s credit indicators based on credit ratings. If the assessment indicates that an expected credit loss exists, the Company would determine the portion of the unrealized loss attributable to credit deterioration and would  record an allowance for the expected credit loss. Unrealized gains and any portion of a security’s unrealized loss attributable to non-credit losses were recorded in other comprehensive income (loss).

The Company has not recorded credit losses for the years ended December 31, 2022, 2021 and 2020.

The Company classifies its marketable securities as either short term or long term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

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

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the years ended December 31, 2022, 2021 and 2020.

f.Bank deposits:

Deposits with maturities of more than three months but less than one year are classified as short term. Such deposits are presented at their cost.

g.Restricted deposit:

Restricted deposit is restricted as to withdrawal or use. The Company maintains restricted deposits mainly for the lease of the Company’s office space.

h.Long-lived assets:

The Company’s long-lived assets to be held and used are comprised of property and equipment, identifiable intangible assets and Right-Of-Use (“ROU”) assets.

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Computers and peripheral equipment is amortized at an annual rate of 33%, office furniture and equipment is amortized at annual rate ranges from 7%-15% and leasehold and improvements amortized over the shortest of the term of the lease or the useful life of the asset.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 2 to 10 years.

Long lived assets that are considered to have definite useful life are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company’s evaluation of recoverability is performed at the lowest level to which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and represent an asset group. Recoverability of this asset group is measured by a comparison of the aggregate undiscounted projections of future cash flows the asset group is expected to generate to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment is measured by the amount which the carrying amount of the asset group exceeds their fair value.

During the second quarter of 2022 due to an adverse change in macro-economic conditions the Company recorded an impairment of intangible assets in the amount of $27,629 mainly in connection with the asset group related to Stoke acquisition, asset group related to CreativeLive acquisition and internal use software capitalization. In determining the estimated fair value of the asset group, the Company utilized a discounted cash flow model. The key assumptions within the model related to forecasting of future revenue, appropriate discount rate and appropriate terminal value based on the nature of the asset group.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

No impairment was recorded for the years ended December 31, 2021 and 2020.

i.Internal-use software:

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic, 350-40, “Internal-Use Software,” capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, the Company has committed project funding, it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

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

Due to the adverse change in macroeconomic conditions mentioned in note 2h the company performed additional goodwill impairment test as of June 30, 2022.

No goodwill impairment was recorded for the years ended December 31, 2022, 2021 and 2020.

l.Derivatives and hedging:

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss in connection with forecasted transactions not probable of occurring was recorded under financial expenses, net.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company entered into  foreign currency cash flow hedges using forward, put and call option contracts to hedge certain forecasted payroll and other related payments denominated in NIS, to hedge against exchange rate fluctuations of the U.S. dollar. The Company recorded the cash flows associated with these derivatives under operating activities.

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

o.Convertible notes:

Prior to January 1, 2022 the Company accounts for convertible notes in accordance with ASC Topic 815, “Derivatives and Hedging” and ASC Topic 470, “Debt”. The Company separately accounted for debt and equity components of convertible notes that may be settled in cash. The carrying amount of the debt component was based on the fair value of a similar hypothetical debt instrument excluding the conversion option.

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

Commencing January 1, 2022 after the adoption of ASU 2020-06 the Company accounted for the convertible notes as a single liability and did not present the equity component separately.

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

As a result, the Company does not recognize any asset or liability in connection with severance pay. Severance costs amounted to $4,567, $4,549 and $3,081 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s U.S. Subsidiaries have a 401(K) defined contribution plan covering certain employees in the U.S. The expenses recorded by the U.S. subsidiaries for matching contributions for the years ended December 31, 2022, 2021 and 2020 were immaterial.

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

The Company subleases certain office spaces to third parties. Sublease income is recognized over the term of the agreement.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The Company elected the practical expedient to not separate lease and non-lease components for its leases.

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

The Company’s revenues are primarily comprised of one distinct performance obligation which is to arrange services to be provided (including communication, engagement and payment processing) on its marketplace platform by the sellers to the buyers.

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

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2022, 2021 and 2020 were immaterial.

Revenue from subscriptions including the Company’s content marketing platform, on line learning platform, creative talent platform and back-office platform are mainly recognized over time when the service is rendered to the customer. Revenue from the Company’s freelancer management platform is recognized at a point time upon the management service is rendered.

Disaggregated revenue:

The Company’s transaction fees for the years ended December 31, 2022, 2021 and 2020 were $250,846, $217,086 and $139,019, respectively.

The Company’s services fees for the years ended December 31, 2022, 2021 and 2020 were $86,520, $80,576 and $50,491, respectively.

Contract liabilities:

The Company’s contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers. Deferred revenues amounted to $11,353 and $12,145 as of December 31, 2022 and 2021, respectively.

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

Advertising costs were $119,519, $108,645 and $68,539 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The Black-Scholes option-pricing model requires the Company to make a number of assumptions including the fair value of our ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value share options and ESPP upon each grant date.

Expected volatility of share options was calculated based on the Company’s  volatility as well as  the implied volatilities from market comparisons of certain publicly traded companies and other factors. Expected volatility for ESPP was calculated based upon the Company’s share prices.

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

The potentially dilutive unvested RSUs, share options  to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation amounted to 6,386,203 , 5,840,619 and 6,017,362  for the years ended December 31, 2022, 2021 and 2020, respectively, because including them would have been anti-dilutive.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The Company adopted this standard on January 1, 2022 using the modified retrospective approach. As of December 31, 2021 the adoption resulted in a reclassification of the equity component representing the conversion option of $78,157 from additional paid in capital to convertible notes and $21,033 from additional paid in capital to retained earnings. Interest expense would be reduced as a result of accounting for the convertible notes instrument as a single debt measured at its amortized cost.

ad.Certain comparative figures have been reclassified to conform to the current year presentation.

Note 3: - Certain transactions

a.Working Not Working acquisition:

In January 2021, the Company acquired all the outstanding shares of Working Not Working, Inc. (“WnW”), a creative talent platform for a consideration of $9,922.

The results of operations of WnW were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional contingent payments which are not included in the total consideration to the shareholders of WnW in an aggregate amount of up to $3,500 subject to the continuing employment, out of which the Company recorded a liability of $1,500 as of December 31, 2021 which was fully paid during 2022.

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

b.CreativeLive acquisition:

In October 2021, the Company acquired all of the outstanding shares of CreativeLive, Inc. (“CreativeLive”), an online learning platform for a consideration of $9,332. The results of operations of CreativeLive were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional payments which were not included in the consideration including a payment to employees of CreativeLive by shareholders for past services in the amount of $1,500 paid at closing and retention bonus of $1,500 subject to continuing employment, out of which the Company recorded $1,125 and $375 under operating expenses for the years ended December 31, 2022 and 2021. The outstanding liability was fully paid during 2022. The agreement also stipulated contingent payments to shareholders of CreativeLive in an aggregate amount of up to $1,500 subject to certain milestones to be paid after 18 months.

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

The agreement stipulated additional contingent payments to shareholders of Stoke in an aggregate amount of up to $15,000 subject to certain milestones to be paid after one year. The fair-value of the contingent consideration as of the acquisition date was $12,258 and measured based on the estimated future cash outflows, utilizing the Monte Carlo simulation. As of December 31, 2021 the liability was recorded under other non-current liabilities. During 2022 the Company reversed the liability  since the corresponding milestones were not met.

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

Note 4: - Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2022
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$52,558	$-	$-
Restricted cash	1,137	-	-
Money market funds	30,828	-	-
Bank deposits	3,366	-	-
Bank deposits	134,000	-	-
Restricted deposits	50	-	-
Marketable securities	-	431,132	-
Asset derivatives	-	60	-
Liability derivatives	-	(1,444)	-
	$221,939	$429,748	$-

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

	December 31, 2021
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$48,264	$-	$-
Restricted cash	2,919	-	-
Money market funds	19,091	-	-
Bank deposits	3,796	-	-
Bank deposits	134,000	-	-
Restricted deposits	50	-	-
Marketable securities	-	435,674	-
Asset derivatives	-	822	-
Liability derivatives	-	(4)	-
Contingent consideration	-	-	(13,858)
	$208,120	$436,492	$(13,858)

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2021	$(13,858)
Payment	1,609
Revaluation	12,249
Fair value as of December 31, 2022	$-

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

As of December 31, 2022, the total estimated fair value of the convertible notes was approximately $373,428. The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on the quoted price of the convertible notes in an over-the-counter market.

Note 5: - Marketable securities

As of December 31, 2022, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Municipal and U.S. treasury bonds	$77,005	$2	$(2,559)	$74,448
Corporate bonds	364,904	7	(8,227)	356,684
Total	$441,909	$9	$(10,786)	$431,132

As of December 31, 2021, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Municipal and U.S. treasury bonds	$47,325	$2	$(237)	$47,090
Corporate bonds	390,261	33	(1,710)	388,584
Total	$437,586	$35	$(1,947)	$435,674

The following table summarizes the fair value and amortized cost of the available-for-sale securities by contractual maturity as of December 31, 2022:

	Amortized Cost	Fair Value
Due within one year	$245,615	$241,293
Due after one year through two years	196,294	189,839
Total	$441,909	$431,132

Note 6: - Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2022	2021
Leasehold improvements	$6,271	$6,182
Computers and peripheral equipment	5,431	4,513
Office furniture and equipment	1,563	1,570
	13,265	12,265
Less—accumulated depreciation	(7,605)	(5,710)
	$5,660	$6,555

Depreciation expenses were $2,032, $1,739 and $1,207 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 7: - Intangible assets, net

The gross carrying amount of intangible assets net of impairment, net consisted of the following as of:

	December 31,
	2022	2021
Developed technology	$15,778	$41,133
Capitalized internal-use software	5,842	5,857
Customer relationships	4,335	5,425
Creative relationships	4,252	4,252
Trade name	2,035	2,841
Courses	890	1,312
Workforce	1,250	1,250
	34,382	62,070
Less: Accumulated amortization and impairment	(19,612)	(12,849)
Net carrying amount	$14,770	$49,221

In connection with internal-use software, the Company capitalized $953, $1,261 and $577 for the years ended December 31, 2022, 2021 and 2020, respectively. The capitalized amount included share-based compensation of $274, $247 and $40 for the years ended December 31, 2022, 2021 and 2020, respectively.

Amortization expenses amounted to $8,153, $5,137 and $3,131 for the years ended December 31, 2022, 2021 and 2020, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

During 2022 CreativeLive acquired additional courses in the amount of $175.

The estimated future amortization of intangible assets as of December 31, 2022 was as follows:

2023	$4,168
2024	2,323
2025	2,040
2026	1,908
2027 and thereafter	4,331
$14,770

Note 8: - Derivatives and hedging

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $64,000 and $49,620 as of December 31, 2022 and 2021, respectively. The fair value of the Company’s outstanding contracts amounted to an asset of $60 and a liability of $1,444 as of December 31, 2022 and an asset of $822 and a liability of $4 as of December 31, 2021. These assets and liabilities were recorded under other receivables and other account payables and accrued expenses respectively. A loss of $4,082 and gains of $1,160, and $1,267 were reclassified from accumulated other comprehensive loss during the years ended December 31, 2022, 2021 and 2020, respectively. Such gains and losses were reclassified from accumulated other comprehensive loss when the related expenses were incurred. These gains and losses were recorded in the consolidated statements of operations were as follows for the years ended:

	December 31,
	2022	2021	2020
Cost of revenue	$123	$(35)	$(87)
Research and development	2,640	(717)	(655)
Sales and marketing	1,025	(266)	(311)
General and administrative	294	(142)	(214)
	$4,082	$(1,160)	$(1,267)

In addition, losses of $875 were reclassified from other comprehensive loss to financial expenses, net in connection with forecasted transactions not probable of occurring.

Note 9: - Other account payables and accrued expenses

Other account payables and accrued expenses consisted of the following as of:

	December 31,
	2022	2021
Accrued expenses and other	$24,859	$23,659
Accrued payroll and government authorities	14,705	16,649
Tax withholding in connection with employees’ exercises of share options and vested RSUs	320	2,348
Contingent consideration	-	1,600
Derivatives	1,444	4
	$41,328	$44,260

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 10: - Leases

The Company leases office spaces under non-cancellable operating lease agreements in Israel and the U.S. that expire through October 2026. The Company subleases a portion of its Israel office space.

The components of operating lease cost recorded under operating expenses for the year ended December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021	2020
Fixed cost and variable cost that depend on an index	$3,312	$3,258	3,192
Short term lease cost	23	136	277
Sublease income	(434)	(705)	(792)
	$2,901	$2,689	2,677

Weighted average remaining lease term as of December 31, 2022	3.84 years
Weighted average discount rate	2.3%

The minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2022, were as follows:

2023	$2,723
2024	2,275
2025	2,275
2026	2,275
2027 and after	-
Total undiscounted lease payments	9,548
Less: imputed interest	(144)
Present value of lease liabilities	$9,404

Note 11: - Commitments and contingencies

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2022 and 2021, the Company is not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

Note 12: - Convertible notes

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

Issuance costs attributable to the debt and equity components prior to the adoption of ASU 2020-06 were $ 9,969 and $2,842, respectively. The effective borrowing rate of the debt component of the convertible notes was 5.1%. This borrowing rate was based on the Company’s synthetic credit risk rating determined by a third-party appraiser.

The annual effective interest rate of the debt component following the adoption of ASU 2020-06 was 0.56%.

During and as of the year ended December 31, 2022, the conditions allowing holders of the convertible senior notes to convert were not met therefore the notes were classified as long-term liability.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The net carrying amount of convertible notes as of December 31, 2022 and 2021 were as follows:

	December 31,
Debt component:	2022	2021
Principal amounts	$460,000	$460,000
Unamortized discount	-	85,478
Unamortized issuance costs	7,236	2,446
Net carrying amount	$452,764	$372,076

Equity component, net	$-	$99,190

Financial expenses related to the convertible senior notes for the year ended December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021	2020
Amortization of discount	$-	$19,473	3,677
Amortization of issuance costs	2,527	556	359
	$2,527	$20,029	4,036

b.	Capped call

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

Note 13: - Long term loan and other non-current liabilities

Long-term loan and other long-term liabilities consisted of the following as of:

	December 31,
	2022	2021
Contingent consideration	$-	$12,258
Other	1,559	841
	$1,559	$13,099

Note 14: - Shareholders’ equity

a.On June 2, 2020 the Company closed a follow on offering whereby 2,300,000 ordinary shares were sold by the Company to the public, (inclusive of 300,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $129,853 net of underwriting discounts and other offering costs.

b.Holders of ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

c.Share options and RSUs:

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

As of December 31, 2022 the total of ordinary shares available for future grants under the 2019 Plan was 3,551,789.

The following table summarizes the status of the share options as of and for the year ended:

	December 31, 2022
	Number of share options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at the beginning of the year	2,908,598	$47.85	6.04
Granted	560,060	61.91
Exercised	(282,479)	12.99
Forfeited	(89,965)	83.29
Outstanding at the end of the year	3,096,214	52.54	5.27
Exercisable at the end of the year	2,176,521	$32.85	5.07

The weighted-average grant-date fair value of share options granted was $25.24, $130.95 and $27.85 per share for the years ended December 31, 2022, 2021 and 2020, respectively.

The fair value of these share options was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2022	2021	2020
Volatility	54% – 57%	50% – 55%	46% – 50%
Expected term in years	3.78 – 4.56	3.67 – 4.61	4.42 – 4.56
Risk-free interest rate	1.87% – 4.4%	0.43% – 1.11%	0.2% – 1.41%
Estimated fair value of underlying ordinary shares	27.55 – 81.03	170.35 – 323.10	27.90 – 158.89
Dividend yield	0%	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The share options outstanding under the 2011 plan as of December 31, 2022, have been separated into exercise price groups as follows:

	Outstanding		Exercisable
Exercise price	Number of share options	Weighted average remaining contractual life(in years)	Number of share options	Weighted average remaining contractual life(years)
$0.00-$1.87	322,911	3.84	322,911	3.84
$1.88-$5.55	416,552	5.06	416,552	5.06
$5.56-$12.78	675,724	5.96	621,545	5.95
$12.79 -$23.08	179,960	6.12	167,805	6.14
$23.04-$25.82	381,891	3.83	305,925	3.80
$25.83-$35.35	262,031	6.60	15,883	6.30
$35.36-$81.03	246,299	4.82	132,684	4.76
$81.04-$186.75	248,276	5.98	51,884	5.98
$186.76-$236.86	220,496	5.59	73,687	5.58
$236.87-$323.10	142,074	5.13	67,645	5.13
Total	3,096,214	5.27	2,176,521	5.07
Aggregate intrinsic value	$32,976		$31,722

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $10,873, $142,419 and $128,463 for the years ended December 31, 2022, 2021 and 2020, respectively.

The grant-date fair value of vested share options was $23,346, $25,536 and $12,620 for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the status of RSUs as of and for the year ended:

	December 31, 2022
	Number of RSUs	Weighted- average grant date fair value
Outstanding at the beginning of the year	778,160	169.07
Granted	1,055,447	64.08
Vested	(380,062)	132.55
Forfeited	(317,417)	123.43
Outstanding at the end of the year	1,136,128	96.49

h.Employee Share Purchase Plan:

In August 2020, the Company adopted the 2020 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2022, a total of 701,205 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date. As of December 31, 2022, 142,973 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2022	2021	2020
Volatility	86.4-97.6%	86.0-86.4%	61.9
Expected term in years	0.5	0.5	0.5
Risk-free interest rate	0.08-4.24%	0.03-0.08%	0.09
Estimated fair value of underlying ordinary shares	35.36-206.07	131.88-206.07	196.89
Dividend yield	0%	0%	0%

Share-based compensation costs are recorded in the consolidated statements of operations for the years ended:

	December 31,
	2022	2021	2020
Cost of revenue	$2,520	$1,436	$384
Research and development	23,828	20,008	5,842
Sales and marketing	17,196	14,106	3,084
General and administrative	28,211	19,857	6,505
	$71,755	$55,407	$15,815

The total unrecognized share-based compensation cost as of December 31, 2022 was $144,610, which will be recognized over a weighted-average period of 2.55 years.

Note 15: - Financial income (expenses), net

	Year ended December 31,
	2022	2021	2020
Bank charges and other financial expenses	$(596)	$(134)	$(369)
Amortization of discount and issuance costs of convertible notes	(2,527)	(20,029)	(4,036)
Derivatives and hedging	(875)	-	-
Exchange rate gain (loss), net	1,141	(1,273)	(262)
Interest income	6,481	1,923	1,867
	$3,624	$(19,513)	$(2,800)

Note 16: - Income taxes

Fiver International Ltd.’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes for the years ended:

	December 31,
	2022	2021	2020
Domestic	$(62,905)	$(58,166)	$(11,097)
Foreign	(8,005)	(6,687)	(3,513)
	$(70,910)	$(64,853)	$(14,610)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

b.Income taxes:

The following are the domestic and foreign components of the Company’s income taxes for the years ended:

	December 31,
	2022	2021	2020
Domestic	$632	$-	$-
Foreign	(55)	159	200
	$577	$159	$200

c.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The principal components of the Company’s deferred tax assets are as follows for the years ended:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$38,850	$44,480
Research and development expenses carryforward	3,989	2,262
Accrued and other	7,369	1,630
Share-based compensation	12,674	7,584
Operating lease liabilities	2,173	1,033
Issuance costs	-	630
Total deferred tax asset	$65,055	$57,619
Deferred tax liabilities:
Operating lease ROU assets	2,097	998
Convertible notes	102	17,275
Acquired Intangible assets	1,060	2,253
Accrued and other	17	603
Total deferred tax liability	$3,276	$21,129
Total deferred tax assets, net	61,779	36,490

Less—valuation allowance	(61,779)	(36,490)
Total deferred tax assets, net of valuation allowance	$-	$-

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

d.     The reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2022	2021	2020
Loss before income taxes	$(70,910)	$(64,853)	$(14,610)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit	16,309	14,916	3,360
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	(4,491)	(4,474)	(2,558)
Effect of entities with different tax rates	(145)	(28)	(47)
Non-deductible expenses	(12,433)	(11,501)	(2,964)
Impact of different tax rate on temporary differences	-	(462)	(119)
Excess tax benefit on stock based compensation	593	1,562	2,178
Uncertain tax provision	(302)	-	-
Other	(108)	(172)	(50)
Effective income taxes	$(577)	$(159)	$(200)

e.Net operating loss carryforward:

As of December 31, 2022, the Company had an indefinite Net Operating Losses (“NOL”) carryforward for Israeli tax purposes of approximately $96,864. This NOL carryforward can be carried forward and offset against taxable income. The Company also had a NOL carryforward for U.S. tax purposes of approximately $75,695 as of December 31, 2022. NOL’s for U.S. Federal income tax purposes (“Federal NOL’s”) generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. Federal NOL’s originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. Federal NOL’s generated after December 31, 2017, have an infinite carryforward period and are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All of the federal NOL’s of the Company are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of ClearVoice, Working Not Working, Inc. and CreativeLive.

f.Basis of taxation:

The Israeli corporate tax rate was 23% for the years ended December 31, 2022, 2021 and 2020.

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

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted into law. The legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company’s U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

The Company has evaluated the effect of the adoption of the Act on its financial statements and adjusted accordingly its tax rate for 2018 and beyond, therefore the impact of the change of the tax rate on the deferred tax assets net was recorded in 2017.

g.    Tax assessments:

As of December 31, 2022, the Company had open tax years for the periods between 2017 and 2022 in Israel and for the periods between 2019 and 2022 for the U.S. subsidiaries. The Company has NOL in the U.S. from prior tax periods which may be subject to examination in future periods.

h.    Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax positions is as follows:

	December 31,
	2022	2021
Opening balance	$393	$221
Decrease related to previous years tax positions	(393)	-
Increase related to previous years tax positions	590	-
Increase related to current year tax positions	843	172
Closing balance	$1,433	$393

The amount for the year ended December 31, 2022 includes $910 unrecognized tax benefits.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data) (Continued)

Note 17: - Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows for the years ended:

	December 31,
	2022	2021	2020
U.S.	$172,704	$154,360	$100,706
Europe	84,484	77,019	48,331
Asia Pacific	48,585	38,437	22,814
Rest of the world	28,153	24,991	15,715
Israel	3,440	2,855	1,944
	$337,366	$297,662	$189,510

Property and equipment, net and ROU assets by geographical areas was as follows:

	December 31,
	2022	2021
Israel	$13,714	$16,175
U.S. and other	1,023	2,107
	$14,737	$18,282

Note 18: - Subsequent events

The Company’s management evaluates subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the consolidated financial statements as of and for the year ended December 31, 2022.