Form 20-F
period 2023-12-31
Fiverr International Ltd.
filed 2024-02-22
CIK 1762301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 38,653,958 ordinary shares.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, and references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We define certain terms used in this Annual Report as follows:

•	“Active buyers” as of any given date means buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations.

•	“Buyers” means users who purchase digital services.

•	“Gig” or “Gigs” means the services offered on the Fiverr marketplace.

•	“Gross Merchandise Value” or “GMV” means the total value of digital services purchased through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds.

•	“Sellers” or “freelancers” means users who offer Gigs or digital services.

•	“Spend per buyer” as of any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date.

•	“Take rate” for a given period means revenue for such period divided by GMV for such period.

When we refer in this Annual Report to a specific number of buyers, this represents unique buyers who transact on our platform. We refer to Fiverr Marketplace and Fiverr Pro as our core platform, and our core platform in addition to our additional products as our platform.

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

•	we have incurred net losses in the past, and we may not be able to generate sufficient revenue to achieve or maintain profitability;

•	if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

•	if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

•	if traffic to our website declines for any reason, our growth may slow or stall;

•	if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

•	we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

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

•
any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence could adversely affect our business, results of operations, and financial condition; and

•
competition for highly skilled technical and other personnel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

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

Risks relating to our business and industry

Adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services

Adverse macroeconomic conditions, including recent inflation, slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, currency fluctuations, increased geopolitical risks such as the current wars between Israel and Hamas and between Russia and Ukraine, have affected the U.S. and global economy during 2023 and can adversely impact consumer and businesses confidence and spending and materially adversely affect demand for the digital services offered on the Company’s platform.

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

The size of our community of users, including both buyers and freelancers, is critical to our success. While we have experienced strong growth in the number of active buyers on our platform since inception, the rate of growth in recent years has been volatile and could differ significantly from one year to another. Many factors impact the buyer growth, and we cannot accurately predict or guarantee active buyer growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to a general decrease in spending or otherwise as a result of a global recession, could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

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

We have incurred net losses in the past, and may not be able to generate sufficient revenue to achieve or maintain profitability.

During 2023, we incurred a $15.1 million operating loss, however, we achieved net income of $3.7 million. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years and we achieved positive net income in the second half of fiscal 2023, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, or interest rate will decrease, we will not be able to achieve and maintain profitability in future periods. As a result, we may generate losses. We cannot ensure that we will achieve or maintain profitability in the future.

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

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. In particular, in recent years, increasing attention has been given to corporate activities related to environmental, social and governance (ESG) matters including increasing attention on climate change and diversity, equity and inclusion matters, from stakeholders with varied views on these topics. Companies and brands that do not adapt to or comply with expectations, standards, and regulations on ESG matters as they continue to evolve, which are perceived to have not responded appropriately in relation to ESG issues, or which are alleged to not achieve the ESG standards, targets or commitments that they publicly state (often referred to as “greenwashing”), may suffer from reputational damage. Regulation (including emerging regulation) may require additional ESG public disclosures and this may increase the risk of such damage. In addition, any unfavourable media coverage or negative publicity about our industry or Company and any errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platforms may also cause us reputational damage. If our brand is harmed due to negative publicity we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Further, activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platform by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

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

Furthermore, the rapid advancements in artificial intelligence (AI) present both opportunities and challenges for our industry. There is a risk that the evolving AI landscape could reduce the demand for some of our simple service offerings within the writing, translation, and graphic and design verticals. At the same time, our recent initiatives to provide services that support AI technology could create additional demand for new services that were not previously on our marketplace. As we continue to invest in and expand our AI related services, we are fully aware of the complexities and the competitive nature of this area. We are also attentive to the evolving regulatory environment surrounding AI. Our ability to successfully adapt and incorporate AI technologies and related services into our product offerings in a timely, effective, and compliant manner is critical. Failure to do so may result in a competitive disadvantage, potentially reducing the demand for our services and adversely affecting our business performance.

We or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users’ personal or other data, or any other data privacy or data protection compliance issue.

Our business involves the storage, processing and transmission of users’ proprietary, confidential and personal data as well as the use of third-party partners who store, process and transmit users’ proprietary, confidential and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced such cybersecurity incidents in the past and may experience incidents in the future. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

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

We receive, collect, store, process, transfer and use personal data and other user data. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data concerning freelancers and other users, including personally identifying or other sensitive data. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use and protection of certain data, including personal information. We are subject to numerous federal, state, local and international laws, directives and regulations regarding privacy, data protection and data security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to the terms of our privacy policies and certain contractual obligations to third parties related to privacy, data protection and data security. We are committed to complying with our policies and applicable laws, regulations, contractual obligations and other legal obligations relating to privacy, data protection and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly and is likely to remain uncertain and complex for the foreseeable future, and therefore it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely, and may conflict with other legal obligations or our practices.

For example, in the European Economic Area, or the EEA, and the UK, we are subject to the European Union General Data Protection Regulation, or EU GDPR, and to the United Kingdom general Data Protection Regulation and Data Protection Act 2018, together the UK GDPR (the EU GDPR and UK GDPR together referred to as the “GDPR”). The GDPR imposes stringent data protection compliance requirements and provides for significant penalties for noncompliance in the EEA and UK. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under both the EU GDPR and the UK GDPR, we could be fined under each of those regimes independently in respect of the same breach (including possible fines of up to the greater of €20 million / £17.5 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR and requirements to change our processing operations). In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions). We are taking steps to comply with the GDPR, but this is an ongoing compliance process.  We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions, and reputational damage.

Additionally, we are also subject to the California Consumer Privacy Act, or the CCPA, as amended by the California Privacy Rights Act, or the CPRA, which entered into substantial effect on January 1, 2023. The CCPA imposes new operational requirements for companies, including new data privacy rights for consumers, increasing regulation on online advertising, creating a new California Privacy Protection Agency (CPPA) to enforce the law and adding greater transparency standards for privacy policies. Lack of compliance with the CCPA and its requirements could result in enforcement actions, litigation, fines and penalties (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA for certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater. In addition, over a dozen other states have passed or are considering similar legislation, which has created and will continue to create additional compliance obligations and risks. More generally, some observers have noted the CCPA and other state laws could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

Moreover, the CCPA and other state laws, as well as other legal and regulatory developments are making it easier for individuals protected by those laws to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, and more generally, provide them more control of their data, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission, or the FTC, to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework. In addition, failure to comply with the Israeli Privacy Protection Law, 1981, or the Israeli Privacy Law, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending amendment to the Israeli Privacy Law is expected to enhance fines and sanctions for breaching the Israeli Privacy Law and to strengthen the enforcement capacity of the Israeli Privacy Protection Authority.

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

Additionally, certain actions of our users that are deemed to be a misuse or unauthorized disclosure of another user’s personal data could negatively affect our reputation and brand and impose liability on us. While we have adopted policies regarding the misuse or unauthorized disclosure of personal data obtained through our services by our users and retain authority to put a hold on or permanently disable user accounts, users could nonetheless misuse or disclose another user’s personal data. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

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

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to third party countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel, which was re-affirmed by the EU Commission on January 15, 2024, confirming the adequacy of the level of protection of personal data in Israel as an “adequate” country) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the European Economic Area to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under applicable privacy law.

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and UK (respectively), and recent legal developments and guidance have created complexity and uncertainty regarding transfers of personal data from the EEA and UK to other countries, including the United States. These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. and other countries outside of the EEA and UK, and create uncertainty and increase the risk around our international data transfers and operations. As the enforcement supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where certain data transfer mechanism cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in scale since inception, and we intend to continue to expand the scope and geographic reach of our platform. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities.

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

In recent years, we implemented a change to our pricing model, including our take rate. As a result, we have only limited experience with our current pricing model, which makes it difficult to evaluate our business and future prospects and to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platform and attract and retain users, as well as increasing competition and increasing expenses as we continue to grow our business. As a result, we may from time to time decide to make further changes to our pricing model due to a variety of factors, including changes in the market for our platform and competitors introducing new products and services. We may not be successful in addressing these and other challenges we may face in the future and changes to our pricing model may, among other things, result in user dissatisfaction and could lead to a loss of users on our platform.

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

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees and contractors outside of Israel and the United States, and maintaining our company culture across all of our offices;

•	recruiting and retaining contractors in Ukraine, which is currently affected by the war with Russia;

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

•	fluctuations in currency exchange rates, inflation and interest rates;

•	general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future;

•
catastrophic events in countries where we currently have significant numbers of users, or where we currently operate, which could lead to power and Internet shortages, that could prevent users from the ability to use our platform;

•	geopolitical risks such as the wars between Israel and Hamas and between Russia and Ukraine; and

•	pandemics, epidemics or global health emergencies.

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

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. On November 16, 2022, the Digital Services Act, or the DSA, came into force in the European Union. The majority of the substantive provisions of the DSA have taken effect in February 17, 2024, and will govern, among other things, our potential liability for illegal services or content on our platform, obligations around traceability of business users, and require enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). In particular, if we present information about services in a way that would lead an average consumer to understand the service is provided by us directly, rather than by a third-party merchant, we may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. The DSA may increase our compliance costs, require changes to our user interfaces, processes, operations, and business practices which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operations and financial condition. In particular our obligations to diligence the services offered on our platform could require significant additional resources. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the platform to comply with the DSA. Similarly, in the United Kingdom, the Online Safety Act 2023, or the OSA, establishes an extensive regulatory framework for user-to-user services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the OSA can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater).

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

Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence could adversely affect our business, results of operations, and financial condition.

We leverage new technologies and platforms to improve business effectiveness, including use of artificial intelligence, or AI, technologies. The AI regulatory landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the use of AI. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business.

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. For example, California and other states have implemented, or are in the process of implementing, laws, rules, and regulations that impose obligations on the use of automated decision making. Further, in October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI Tools.

In Europe, on December 8, 2023, the European Union legislators reached a political agreement on the EU Artificial Intelligence Act, or the EU AI Act, which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act is expected to enter into force in 2024, and the majority of the substantive requirements will apply two years later. The EU AI Act will apply to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for artificial intelligence in the EU, in order to facilitate civil claims in respect of harm caused by artificial intelligence and to include artificial intelligence-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/or decisions in this area, likely to affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

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

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. We also engage a talented team in the United States and Ukraine to benefit from the significant pool of talent that is available in such markets, where we have also witnessed increased competition in those markets. Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and may increase retention costs. Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our users have a global footprint that subjects us to the risks of being found to do business internationally. We have users located in over 160 countries, including some emerging markets where we have limited experience, where challenges can be significantly different from those we have faced in more developed markets and where business practices may create greater internal control risks. Because our platform is generally accessible by users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws. Laws outside of the United States and Israel regulating internet, digital services, payments, escrow, privacy and data protection, artificial intelligence, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, worker classification, background checks and recruiting and staffing companies, among others, which could be interpreted to apply to us, are often less favorable to us than those in the United States and Israel, giving greater rights to competitors, users and other third parties.

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

In addition, since we operate on a global basis, political, economic and security conditions in countries in which we operate or have users may limit our ability to provide our services. Specifically, the war between Russia and Ukraine and the war between Israel and Hamas may affect our business and operations in those regions.

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

The application of indirect taxes, other tax laws or regulation could adversely affect our business and results of operations.

The application of indirect taxes, such as sales tax, use tax, value-added tax, gross receipts tax, and digital services tax, to our business is an evolving issue that requires ongoing judgment to evaluate our applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. One or more states, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e-commerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Tax collection responsibility and the additional costs associated with indirect tax collection, remittance and audit requirements, in addition to reporting requirements, could create additional tax exposure for us and additional burdens for users on our websites and mobile platforms.

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

A significant natural disaster, such as an earthquake, blizzard, hurricane, fire or flood, the outbreak of a pandemic, such as COVID-19, or other catastrophic events, such as a power loss or telecommunications failure, could have a material adverse impact on our business, financial condition and operating results. In the event of a natural disaster or other catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. Broadly accepted scientific projections predict that the frequency and/or intensity of certain natural disasters are likely to increase in the future due to climate change, which may increase the magnitude of this risk. In addition, natural disasters and other catastrophic events could affect the ability of sellers on our platform to perform Gigs on a timely basis. If a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, users in that region may delay or forego the use of our platform, which may adversely impact our operating results. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 3.0%, 5.3%, and 2.8% for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023 and 2022, the NIS depreciated in relation to the U.S. dollar by 3.1% and 13.2%, respectively, while during the year ended December 31, 2021 the NIS appreciated in relation to the U.S. dollar by 3.3%.

Our investment portfolio and other funds may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totalled $476.1 million as of December 31, 2023. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

In addition, we regularly maintain cash, cash equivalents and bank deposits at financial institutions in the United States, Israel and other multinational institutions. Our funds at these institutions exceed insured limits and some are not insured at all. Although we spread our cash, cash equivalents and bank deposits among several financial institutions in order to reduce the risks associated with maintaining all of our balances at one financial institution, in the event of failure of any financial institution where we maintain our cash and cash equivalents or bank deposits, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

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

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development, or the OECD, and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting, or BEPS initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar, which includes two interlocking rules: (1) the Income Inclusion Rule, and (2) the Undertaxed Payment Rule, that together comprise the Global Anti-Base Erosion, or the GloBE rules, is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

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

Further, there have been changes to tax laws in the United States (such as the United States Inflation Reduction Act of 2022, which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates) and there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. Interpretations of existing legislation or the promulgation of new legislation could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. We may lose our foreign private issuer status in the future, if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange, or the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE rules for shareholder meeting quorums. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The market price of our ordinary shares has been and could in the future be negatively affected by future sales of our ordinary shares.

As of December 31, 2023, there were 38,653,958 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, or the Securities Act.

As of December 31, 2023, we had 1,737,003 shares available for future grant under our share option plans and 4,889,099 ordinary shares that were subject to share options and restricted share units that were granted by us. Of this amount, 2,324,545 options were vested and exercisable as of December 31, 2023. In addition, as of December 31, 2023, we had 1,004,211 shares available for sale under our 2020 Employee Share Purchase Plan.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or the income test; or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In making this determination, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the Internal Revenue Service, or the IRS, has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our ordinary shares has in the past, and is likely to continue to fluctuate. Considering the volatile market conditions, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account, in addition to the trading value of our ordinary shares, a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, there is a significant risk that we would be treated as a PFIC for the taxable year ended December 31, 2023. There can be no certainty that the IRS will not challenge our position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2023. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our ordinary shares is likely to continue to fluctuate, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Whether we are treated as a PFIC in the current taxable year or in future taxable years will depend in part on how, and how quickly, we spend or otherwise utilize these passive assets. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares, regardless of whether we continue to be a PFIC in subsequent taxable years. We are not providing any U.S. tax opinion to any U.S. Holder concerning our potential PFIC status, and U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E. “Taxation— Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. ”Taxation—Taxation and government programs—Israeli tax considerations and government programs” for more information.

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

Risks relating to our incorporation and location in Israel

Conditions in Israel, including the recent attack by Hamas from the Gaza Strip and Israel’s war against it, could materially and adversely affect our business.

Many of our employees, including certain management members, operate from our offices that are located in Tel Aviv, Israel. In addition, our officers and most of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran, which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees in Israel have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations.

In the event that the situation escalates into a greater regional conflict or our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to provide services could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as well as such war’s economic implications on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies and more countries may impose restrictions on doing business with Israel and Israeli companies if hostilities on Israel continue or increase. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. Such proposed changes may also lead to political instability or civil unrest. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations and ability to raise additional funds, if deemed necessary by our management and board of directors.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax exemptions provided to a “Beneficiary Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. In order to remain eligible for the tax exemptions provided to a “Beneficiary Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the beneficiary enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2023 was 23%. The tax exemption will be revoked if a dividend or deemed dividend is distributed, in which case a corporate tax rate of 23% will be applied. Deemed dividend can be considered as intercompany loans, investments, acquisitions or other activities as provided in section 51(b) in the Investment Law. See Item 10.E. ”Taxation—Taxation and government programs—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

General risk factors

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	short selling activities;

•	changes in our take rate;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions, including the wars between Israel and Hamas and between Russia and Ukraine.

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

We were incorporated in Israel under the Companies Law in April 2010, and our principal executive office is located at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-444087-4.

Our agent for service of process in the United States is C T Corporation System and its address is 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Our website address is www.fiverr.com, and our telephone number is +972-72-2280910. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes.

B.	Business Overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital services marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We call this the Service-as-a-Product, or the SaaP model. Our approach fundamentally transforms the traditional freelancer staffing model into a customer centric, product led marketplace model with scale and efficiency.

We believe our model has significantly reduced friction and uncertainties for both buyers and sellers. At the foundation of our core platform lies an expansive catalog with over 700 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. In addition to the digital service catalog, we have also built a comprehensive talent database which not only includes sellers’ basic information such as where they are and the language they speak, but also intangible data on the level of their skills and the quality of their deliverables. Using either our search or navigation tools, buyers can easily compare and find talent and their service listings, and in turn purchase and fulfill their digital needs, ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing. In the year ended December 31, 2023, our platform enabled $1,134.7 million of GMV from 4.1 million active buyers.

Our business is built at the cross-section of multiple secular trends. In an era where technology is changing every part of the economy, the majority of freelancing is still conducted offline in an opaque, old-schooled fashion. The shift from offline to online provides broader access to opportunities and a much more transparent and seamless experience to both talent and businesses. Second, as millennials become the major part of the labor force, talent is increasingly looking for purpose and flexibility. They want to choose where they work, when they work and what they do for work. As a result, how to build and engage a remote and flexible workforce is becoming a critical part of talent strategy for any businesses. Third, the rapid advancement of technology, from social media and cloud computing to the latest wave of Generative AI, are creating new skills and demand for talent with new skills. Fiverr provides our customers with differentiated value propositions so that they can fulfill their digital service needs with unmatched speed and convenience.

As a marketplace, we succeed when our buyers and sellers succeed. Our buyers include businesses of all sizes, and our sellers are a diverse group of freelancers and agencies from over 160 countries. We generate revenue primarily through transaction fees and service fees. In addition, we launched Fiverr Business Solutions, a comprehensive suite of professional solutions to enable larger businesses better engage with freelancers. This includes Fiverr Pro, a premium section of our marketplace; Fiverr Certified, a dedicated storefront to access certified experts for partner vendors; as well as Fiverr Enterprise, an integrated gateway to source and manage both on-demand and long-term freelancers. We have also developed multiple value-added products for our sellers to empower their entire freelance journey, including Promoted Gigs which allows sellers to advertise their services on our platform and Seller Plus, a subscription program that equips sellers with advanced tools, to name a few. These products are designed to enhance the value we deliver to our buyers and sellers, strengthen our business model, and propel the flywheel of our two-sided marketplace.

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

We have achieved significant growth and scale since inception. In the years ended December 31, 2023, 2022 and 2021, our revenue was $361.4 million, $337.4 million and $297.7 million, respectively, a 7% and 13% increase, respectively, and we incurred net income (loss) of $3.7 million, ($71.5) million and ($65.0) million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time. For a description of the principal markets in which we compete, including a breakdown of total revenues see Item 5. “Operating and Financial Review and Prospects - Our Business Model”.

Our platform

Since inception, our vision has been to fundamentally transform the traditional freelancer hiring model into an e-commerce-like experience — seamless, efficient and frictionless. To achieve our vision, the Fiverr platform is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We believe that our model reduces friction and uncertainties for our buyers while enabling our sellers to reach a global audience, enjoy more flexibility and choice of work and make more money. The key elements of our platform include:

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

Comprehensive and diverse catalog. At the foundation of our core platform is an expansive catalog of Gigs that currently spans over 700 digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase digital services ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Unlike such traditional solutions, each Gig on Fiverr is listed with a clearly defined scope and timeline and is sold for a fixed price rather than on an hourly basis.

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

Tools and infrastructure. We built a comprehensive suite of communication and collaboration functions that our buyers and sellers utilize to communicate throughout the entire transaction lifecycle. We also provide a robust end to end technology infrastructure and tools to help our sellers manage key functions of their business on our platform, such as proposals and contracts, invoicing and payments, project management and marketing. We also invest in building an infrastructure for international expansion that allows us to roll out six non English websites and provide multilingual support to our users.

Fiverr Business Solutions. We recently launched Fiverr Business Solutions to allow larger companies access and work with freelancers across multiple use cases and engagement scenarios. It includes Fiverr Pro, a premium section of our marketplace; Fiverr Certified, a dedicated storefront to access certified experts for partner vendors; as well as Fiverr Enterprise, an integrated gateway to source and manage both on-demand and long-term freelancers.

Seller tools. We offer an ecosystem of value-added products that empowers our sellers to grow their business on Fiverr and build a successful freelancing career. For example, Promoted Gigs is an advertising tool that allows sellers to promote their services on our platform. Seller Plus is a subscription program that equips sellers with advanced tools such as advanced analytics, advanced marketing capabilities, priority in customer support and access to success managers. We also offer advanced financial tools such as faster withdrawal, local currency payout and cash advance to a select number of sellers.

Who we serve

Our buyers

Our buyers include individuals and businesses of all sizes and from various industries.

In the year ended December 31, 2023, we served 4.1 million active buyers from over 160 countries across the globe.

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

Access to an expansive catalog of digital services. Our catalog of digital services has over 700 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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

Success management and support. We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer care team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey. We take care of the entire buyer engagement, business development and marketing process for our sellers so they simply need to list their Gigs on our core platform and focus on the work they love to maximize their earning potential. For those sellers new to the business, we help them gain access to buyers so that they can quickly start developing their reputation. For the more experienced and professional sellers, we provide them with offerings such as Promoted Gigs and Seller Plus to help them grow their business on Fiverr.

Our products

Buyer experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

Home. Buyer’s homepage provides a personalized gateway for buyers to find talent and manage existing projects. We recently launched Fiverr Neo, an AI-powered matching assistant, to provide a more flexible way for buyers to express their needs and find talent that is tailored for their needs.

Search and discovery. Our SaaP model provides buyers access to an extensive catalog of Gigs that they can compare and filter across parameters including Gig details, reviews and price. Each Gig includes the details of the service provided, the price, delivery timeframe and reviews from previous buyers of that Gig, allowing buyers to make informed decisions based on their needs, budgets and tastes. Leveraging our end-to-end transaction platform and the depth of transaction data, we launched Fiverr Discover, an innovative way to browse and shop for digital services based on sellers and their portfolio. Our search, browse and recommendation algorithms are designed to match each buyer’s search with the most relevant Gig and seller results. With each buyer interaction, our platform and machine learning algorithms enable us to offer more personalized recommendation carousels that are presented in relevant places along the buyer journey.

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

fiverr.

What service are you looking for today?

Fiverr Pro | Orders | $190

All messages

Talk to Fiverr Neo

FIVERR NEO

Logo design

ALL CONVERSATIONS

Moon Timberlake 2 hours
Me: Hi! could you plea...

Michael John 2 hours
Me: Hi! i'm looking for a...

Gabrielle Swift 2 hours
Let me know if that wor...

Ben Smith 2 hours
Sure, no problem

Moon Timberlake @mooner

Last seen: Just now | Local time Sep 10, 9:08 AM

WE HAVE YOUR BACK

For added safety and your protection, keep payments and communications within Fiverr. Learn more

Me Jan 29, 2024, 6:46 PM

Hi! could you please assist me in creating the perfect logo for my business?

Send message..

Send

About Moon Timberlake

From	Ireland
On Fiverr since	Jan 2021
Rating	★ 4.9 (100)
English	Fluent

Related Services

See More >

Create or customize a professional package design

by Moon Timberlake

★ 5.0 (318) FROM $495

Lu

Edit and make changes to a logo

by Moon Timberlake

★ 4.9 (223) FROM $15

Design a professional logo

by Moon Timberlake

★ 4.8 (101) FROM $150

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

Fiverr Pro. Fiverr Pro is a premium section of the marketplace where buyers can enjoy collaboration and administrative tools tailored for larger organizations. In addition, Fiverr Pro buyers can access a carefully curated freelancer catalog that is fully vetted by industry experts.

fiverr pro.

Graphic & Design | Digital Marketing | Writing & Translation | Video & Animation | Music & Audio | Programing & Tech | Business Operations

/ Writing & Translation

Pro catalog | Full catalog

Showing Pro catalog results, offering you the **best hand-picked** freelancers for **any project**.

Articles & Blog Posts

- SEO Writing →
- Lifestyle Blogs →
- Informative & Educational Articles →
- Promotional Articles →
- Professional Industry Articles →
- Bulk Articles →

Language

Search language

MOST POPULAR

English | German | Spanish

255 Pro freelancers for **Writing & Translation**

Devon Lane Pro ★ 5.0 (459)

Professional Blog Post and Article Writer

United States · English

SEO Writing | Article rewriting | Article writing | Copy editing | Content writing

See profile

Highly responsive

From $60/project

Brooklyn Simmons Pro ★ 4.9 (141)

Content Creator, Copywriter, and Editor

United States · English

SEO Writing | Website content writing | Content editing | Blog writing | Content writing | Microsoft Word | +4

See profile

Clients keep coming back

From $55/project

Marvin McKinney Pro ★ 4.9 (182)

See profile

Fiverr Certified. Fiverr Certified are custom marketplaces that provide customers with specific use cases and freelancer needs. Each Fiverr Certified marketplace is a dedicated destination built together with our partners that include only the most relevant services and certified experts for those services.

Fiverr Enterprise. Fiverr Enterprise is an integrated gateway for businesses to source and manage both on-demand and long-term freelancers.

fiverr enterprise.
Home
Jobs
Talents
Budget
Reporting
Settings
Source & hire
Invite user
Home
LS
Welcome back Caroline!
Let's hire, manage and pay freelancer with fiverr enterprise
Grant budget
Transfer funds to another admin or hiring manager.
Grant
Budget status Q1
Q1 2024
TOTAL
$50,000
Available $10,000
Committed $20,000
Spent $20,000
Payments status Q1
Q1 2024
$20,000
PENDING APPROVAL
$12,000
APPROVED
$8,000
COMPLETED
23
ACTIVE TALENTS
12 New this week
68
ACTIVE JOBS
24 New this week
Needs your attention
View all
Legal documents are an industry best practice
You haven't created legal documents yet
Create legal policies
Not now
Pending milestones
View all
JAN 12, 2024
Nannie Bridges
$400
JAN 12, 2024
Maggie Cole
$1,200
JAN 12, 2024
Edwin Farmer
$800
Budget requests
View all
GC
Full-stuck Developer
Gabriel Colon
$3,500
MT
Product Marketing Designer
Mattie Thomas
$660

Seller experience

We offer a set of tools for sellers to build their Gigs, develop their brand, establish a reputation and create their work portfolio. Sellers can manage their business from any browser or from our mobile apps.

fiverr.

Dashboard | My Business | Growth & Marketing | Analytics | $5,000

Michael S.

My level — Level 1

Success score	9.0
Rating	★ 4.5
Response rate	92%

Go to level overview

Earned in November $0

Inbox (0 unread) View All

Chris M. 2d
Hi Michael, I would like to or..

guyhawkins12 2d
I'll send you that in the attach...

Jim B. 2d
Hello Michael, I am looking fo..

Jammy K. 2d
Hey!

Welcome, Michael S.

Find important messages, tips, and links to helpful resources here:

Announcement

This is a description. Find more information about the announcement.

Active Orders - 4 ($1000)

Active Orders (4)

	Name	Price	Due In	Status	
Pro	Seana L.	$250	1d, 13h	IN PROGRESS	View
Pro	Carla M.	$250	1d, 13h	IN PROGRESS	View
	Jammy K.	$250	1d, 13h	IN PROGRESS	View

Awaiting response

Name	Price	Status	
guyhawkins12	$250	INCOMPLETE	View

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

Advertising. To help sellers increase visibility and grow their business on Fiverr, we built an advertising tool, Promoted Gigs, that allows sellers to bid and win prime locations on our website through an auction mechanism. Promoted Gigs are cost-per-click, so sellers are charged only when their ads are viewed and clicked by the buyer. Sellers decide a daily budget and the maximum bid per click, and we also provide automatic bidding tools to help sellers optimize their bid price and maximize their exposure with minimum efforts on their part.

fiverr. Dashboard My Business Growth & Marketing Analytics $5,000

Promoted Gigs

You're promoting **5 Gigs**

Manage daily budget **($5)** Manage payments Last 30 days

Ad overview

Just now

IMPRESSIONS	CLICKS	ORDERS	SPEND	EARNINGS
13,117	665	3	$23.2	$180

Ad performance

Gig	Promote	Bid strategy	Impressions	Clicks	Orders	CPC	Spend	Earnings
Create a branding package including logo	On	Auto	556	816	798	826	447	$406.27
Design a professional logo for your business or brand RECOMMENDED	On	Conversion	426	647	274	429	423	$948.55
Create a branding package including logo	Off	Exposure	185	177	540	877	196	$446.61
Design eye-catching flyers and posters	Off	Auto	536	600	740	703	453	$576.28

Find out more about Promoted Gigs

Seller Plus. Seller Plus is a subscription-based loyalty program which provides sellers with additional tools to help accelerate their business on our marketplace. Seller Plus subscribers have access to a dedicated customer success manager, advanced analytics features, faster payment clearance, customer engagement tools, and other exclusive benefits.

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

Security. Information security is one of the key pillars of our business. We protect our users’ data and our company through a combination of security procedures and technology tools, and we are committed to ensuring that our platform remains secure. We monitor our cloud infrastructure for malicious activity and unauthorized access, while analyzing and responding to threats. We utilize various safeguards and protection tools, managed by our in-house team and external consultants. In addition, we conduct regular tests and scans to detect and mitigate possible known internal or external weaknesses in our systems.

Go-to-market

We primarily grow our buyer base through performance marketing and brand investments using a bottom up approach. Our goal is to target individuals and teams who work in various business functions at companies of different sizes across different industries. Our unique SaaP model eliminates uncertainties and frictions and allows more autonomous purchasing decisions. As a result, we are able to convert buyer traffic coming from various channels in a highly effective and efficient manner. In addition, by providing our buyers with a highly satisfactory experience, they continuously return to our platform and drive referrals. The more buyers come to our platform, the more opportunities we can create for talent on our marketplace, which in turn drives more talent and better talent to our marketplace, and enables our buyers to have access to a broader and higher quality talent pool. This strong flywheel of our two-sided marketplace establishes a key competitive moat for our business.

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

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. We hold numerous registered trademarks in the United States and in foreign jurisdictions, including the European Union, the United Kingdom, Australia, Brazil, Canada and Israel, that we consider material to the marketing of our products, including the trademarks Fiverr and Gig.

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

Competition

The market for freelancers and the buyers who engage them is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new products and services. We compete with a number of online and offline platforms and services to attract and retain users although we believe that none of our competitors operate an e-commerce business model at a similar scale as our platform. Our main competitors fall into the following categories:

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

Seasonality

Our business is subject to seasonality in two aspects. First, the activities on our marketplace fluctuates with the holiday schedules across the world. We typically see businesses and freelancers engage with each other more during work days and work hours, and less active during holiday season. Second, we typically invest more marketing dollars in the first quarter compared to the rest of the year, in order to capture more buyers and their needs at the beginning of the year. This results in higher sales and marketing expenses as a percentage of revenue in the first quarter, which moderates for the rest of the year.

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

Fiverr’s ESG approach and plan falls under the purview of our board. Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our nominating, environmental, social and governance committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters.

During 2023, we continued with our four core pillars that outline some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

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

Our 2022 ESG report details the progress we have achieved and our initiatives under each of the pillars above. Going forward we intend to continue enhancing our ESG program and developing ESG-related Key Performance Indicators (KPIs) and metrics for our reporting and to track our progress.

For more information on our ESG-related activities, please visit our website at investors.fiverr.com/esg. Neither the ESG Report nor the contents of our website are incorporated into this Annual Report. We expect to continue to evolve our ESG strategy in the future as our ESG program matures.

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

Data protection and cybersecurity

We hold certain personal data of our users, including their name, username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), taxpayer information and forms, profession and education, location, authentication information (including copy of identification documents), social media account log in details and additional information regarding the use of Fiverr’s marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees, job applicants and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Israeli Privacy Law, we are subject to certain obligations and restrictions, such as the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights), registering databases containing personal data with Israeli Privacy Protection Authority, as well as data security obligations. In this respect, the Israeli Privacy Protection Regulations (Data Security) 2017, or the Data Security Regulations, imposes obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Israeli Privacy Law, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that the Israeli Privacy Protection Authority initiates any administrative supervision procedure that reveals irregularities with respect to our compliance with the Israeli Privacy Law, we may need to take certain remedial actions to rectify such irregularities, which may increase our costs. In addition we may be exposed to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

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

United States

A number of new U.S. state data privacy laws as well as legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection could affect us. For example, the California Consumer Privacy Act, or the CCPA, as amended by the California Privacy Rights Act, or the CPRA, provides new data privacy rights for consumers and new operational requirements for companies. In addition, over a dozen other states have passed or are considering similar legislation, which has created and will continue to create additional compliance obligations and privacy rights. If similar laws continue to be passed in other states or at the federal level, such laws may have potentially conflicting requirements that would make compliance challenging and costly.

Europe

We are subject to the GDPR. We are a “Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. These include the necessity to have lawful basis for collecting, using, and processing personal data, requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. Case law and regulatory guidance has supplemented these requirements in numerous areas, particularly around international data transfers, imposing additional compliance costs and enforcement risk. In addition, there are significantly increased administrative fines of the greater of €20 million / £17.5 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). Since we are under the supervision of relevant data protection authorities in both the EEA and the UK, we may be fined under both the EU GDPR and UK GDPR for the same breach. Compliance with these laws is constantly evolving, resource intensive and time consuming, and companies that do not comply with these laws may face significant liabilities.

In the EU and UK, under national laws derived from the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC), companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and comparable technologies. Prior to providing such consent, users must receive clear and comprehensive information, both in accordance with the more stringent requirements under the GDPR. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union and United Kingdom, informed consent is required for the placement of certain cookies on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. Compliance with these laws is constantly evolving, resource intensive and time consuming, and companies that do not comply with these laws may face significant liabilities.

On November 1, 2022, the Digital Markets Act, or the DMA, entered into force and on November 16, 2022, the Digital Services Act, or the DSA, followed. For the DSA, most provisions became applicable on February 17, 2024. The DSA and the DMA focus on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. The majority of the substantive provisions of the DSA govern, among other things, our potential liability for illegal services or content on our platform, obligations around traceability of business users, and require enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). As further guidance on the DSA is issued, it may require us to further modify our practices and policies and we could incur substantial costs as a result. In addition, failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. Similarly, in the United Kingdom, the Online Safety Act 2023 establishes an extensive regulatory framework for user-to-user services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition and failure to comply with the UK regime can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater).

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

The legal name of our company is Fiverr International Ltd. and we are organized under the laws of the State of Israel. We have seven wholly-owned subsidiaries: Fiverr Inc., ClearVoice, Inc., Working Not Working, Inc., and CreativeLive Inc. each of which incorporated under the laws of the State of Delaware, Sharon Lee Thony Consulting, LLC, incorporated under the laws of the State of New York, Fiverr Germany GmbH, incorporated under the laws of the Federal Republic of Germany and Fiverr Limited, incorporated under the laws of the Republic of Cyprus.

D.	Property, Plant and Equipment

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 4,500 square meters (approximately 48,438 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in December 2026.

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

Overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital services marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We call this the Service-as-a-Product, or the SaaP model. Our approach fundamentally transforms the traditional freelancer staffing model into a customer centric, product led marketplace model with scale and efficiency.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 700 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer generated reviews. Using either our search or navigation tools, buyers can easily compare and find talent and their service listings, and in turn purchase and fulfill their digital service needs, ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing. In the year ended December 31, 2023, we had 4.1 million active buyers on our platform.

We were founded in 2010 by entrepreneurs who have extensive experience working with freelancers and who have witnessed firsthand how challenging the process can be. Our platform has simplified and streamlined this process for both buyers and sellers. As a result, we have experienced significant growth and reached a meaningful scale. Our GMV for the years ended December 31, 2023, 2022 and 2021 was $1,134.7 million, $1,118.3 million, and $1,018.7 million, respectively.

Our business model

We operate a marketplace model where we derive the majority of our revenue from transaction fees and service fees that are based on the total value of transactions ordered through our platform. Additionally, we drive certain revenues from value-added services provided to our buyer and seller community. Our revenue growth has been driven by a combination of active buyers, spend per buyer and take rate growth. For the years ended December 31, 2023, 2022 and 2021, our revenue was $361.4 million, $337.4 million, and $297.7 million, respectively, most of which was driven by repeat buyers whose collective spend on our platform continues to increase. These favorable dynamics provide us with revenue visibility and predictability. As repeat buyers keep using our platform, placing additional orders and ordering higher value and cross category services, we benefit from growing buyer lifetime value.

Our take rate, or revenue as a percentage of GMV, was 31.8%, 30.2%, and 29.2% for the years ended December 31, 2023, 2022 and 2021, respectively. We believe we are able to command our take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. Our take rate is sustainable and has grown moderately over time as we provide more value to buyers and sellers through products and offerings such as Promoted Gigs, Seller Plus, and other value-added services.

Our revenue is diversified and generated from a broad mix of digital services. Our platform includes over 700 categories across ten verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, Data, Lifestyle, and Photography. For the years ended December 31, 2023, 2022 and 2021, no single category accounted for more than 15% of our core platform revenue. Category expansion continues to be a key strategy for our business.

Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

Generally, we do not hire freelancers directly or provide digital services to our buyers as a principal. Our business model can rapidly scale, and as it grows we benefit from a growing network effect. More buyers attract more sellers onto our platform, which, in turn, leads to more selection and better value for money, driving more engagement and spend by our buyers. Our revenue is well diversified across our buyers, with no buyer contributing more than 1% of core platform revenue in the years ended December 31, 2023, 2022 or 2021.

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

Large and strong buyer base

Our active buyer base has grown significantly over time. As of December 31, 2023, the number of active buyers on our platform has reached 4.1 million. The key drivers of our active buyer base growth are continued buyer engagement and our buyer acquisition strategy. We are focused on increasing this strong base of active buyers, which we continue to monetize.

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

Repeat buyers generally increase spend on our platform over time. For the year ended December 31, 2023, repeat buyers contributed 66% of our revenue on our core platform, up from 63% in the year ended December 31, 2022. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer’s first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. As shown in the figure below, the biggest fluctuation in spend of each cohort happens in the first two years and then starts to stabilize and contribute to a consistent stream of revenue for future years. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior. We experienced elevated spending levels across our cohorts in 2020 and 2021, as COVID-19 led to more usage of remote and freelancer workforce. The cohort behavior has since been largely normalized.

Core platform revenue composition by annual cohort 2010-2023

2023
2022
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2023 and 2022 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment, or tROI, which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period1. We aim to achieve quarterly tROI of one year or less. Historically, over the past eight quarters ending December 31, 2023, we have been able to consistently achieve tROI of less than six months.

The second measure for our paid marketing efficiency is the cumulative revenue to performance marketing investment ratio. As depicted in the chart below, our return on performance marketing investments continues to improve as the cohort ages and buyers continue to spend on our platform. For example, as of December 31, 2023, revenue from the Q4’23 cohort had already amounted to 0.9x of our performance marketing investments during that quarter and the cumulative revenue from the Q4’20 cohort has reached 3.6x of our performance marketing investments during that quarter. We aim to continue acquiring buyers through highly efficient digital marketing channels as we continue to increase the scale of our performance marketing investments and target buyers with higher lifetime value.

Cumulative revenue to performance marketing investment ratios by cohort

__________________

1 Performance marketing investments in new buyer acquisition is determined by aggregating online advertising spend across various channels, including search engine optimization, search engine marketing, video and social media used for buyer acquisition. Our performance marketing investments exclude certain fixed costs, such as brand advertising and fixed labor costs. Our performance marketing investment differs from sales and marketing expenses presented in accordance with GAAP and should not be considered as an alternative to sales and marketing expenses. Our performance marketing investment has limitations as an analytical tool, including that it does not reflect certain expenditures necessary to the operation of our business, and should not be considered in isolation. Certain fixed costs are excluded from performance marketing investments and related tROI calculations because performance marketing investments represent our direct variable costs related to buyer acquisition and its corresponding revenue generation. tROI measures the efficiency of such variable marketing investments and is an indicator actively used by management to make day-to-day operational decisions.

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

We measure our buyer engagement using spend per buyer. Our spend per buyer as of December 31, 2023, was $278, up 6% from $262 as of December 31, 2022. For the year ended December 31, 2023, buyers who spent over $500 accounted for 64% of our core platform revenue, up from 63% for the year ended December 31, 2022.

These spend per buyer growth trends demonstrate our success in moving upmarket by offering a broader set of digital services, increasing engagement and lifetime value of our buyers, and growing the number of higher value Gigs and higher quality sellers on our platform through targeted marketing efforts and a number of product initiatives such as Fiverr Pro, Fiverr’s Choice, Subscriptions and Milestones.

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

The following table sets forth our key performance indicators as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Active buyers (in thousands)	4,077	4,275
Spend per buyer	$278	$262

Components of our results of operations

Revenue. Our revenue is primarily comprised of transaction fees and service fees. We earn transaction fees for enabling orders and providing other services and service fees to cover administrative fees.

Geographic Breakdown of Revenues. The following table sets forth the geographic breakdown of revenues for the periods indicated:

	2023	2022	2021
	(in thousands)
U.S.	$178,450	$172,704	$154,360
Europe	95,593	84,484	77,019
Asia Pacific	54,400	48,585	38,437
Rest of the world	29,664	28,153	24,991
Israel	3,268	3,440	2,855
Total	$361,375	$337,366	$297,662

Cost of revenue. Cost of revenue primarily consists of expenses related to payment processing companies’ fees, server hosting fees, costs of customer support personnel, amortization of capitalized internal-use software and developed technology and courses. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing companies’ fees, server hosting fees and employee-related costs that are required to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, processing fees, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and developed technology.

Research and development. Research and development expenses are primarily comprised of costs of our research and development personnel, related overhead costs, including share-based compensation, development related activities expenses including new initiatives and other. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

Sales and marketing. Sales and marketing expenses are primarily comprised of costs of our marketing personnel, the related overhead costs, including share-based compensation for employees engaged in sales, marketing, advertising and promotional activities. A significant component is performance marketing investments such as user acquisition costs, branding costs, marketing campaigns and other media advertisements, and amortization of customer relationships, creative relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to drive revenue growth and to continue to increase our brand awareness. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily include overhead related costs, including share-based compensation of the Company’s executive, finance, legal, human resources and other administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, other corporate expenses, as well as chargeback expenses and costs associated with fraud risk reduction and others. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will grow over time as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly listed company.

Impairment of intangible assets. Impairment of intangible assets and internal use software capitalization as a result of adverse change in macroeconomic conditions.

Financial income, net. Financial income, net primarily include interest earned on cash and cash equivalents, deposits and marketable securities. In addition, amortization of discount and issuance costs of our Convertible Notes, exchange rate gains (losses) due to foreign exchange fluctuations and other financial expenses in connection with bank charges and long-term loan.

Income taxes. Income taxes primarily include reserves for uncertain tax positions. As of December 31, 2023, we utilized our carryforwards net operating loss for Israeli tax purposes amounted to approximately $85.4 million. After we utilize our net operating loss carryforwards, we are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. For more information regarding the tax benefits available to us, see Item 10.E. “Taxation.” As of December 31, 2023, we had net operating loss carryforwards for U.S. tax purposes in the amount of approximately $34.5 million, which are expected to be subject to certain limitations under Internal Revenue Code, or IRC, Section 382 following changes in control that occurred upon acquisition of both ClearVoice, Working Not Working and CreativeLive.

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2023	2022
	(in thousands)
Revenue	$361,375	$337,366
Cost of revenue	61,846	65,948
Gross profit	299,529	271,418
Operating expenses:
Research and development	90,720	92,563
Sales and marketing	161,208	174,599
General and administrative	62,710	51,161
Impairment of intangible assets	-	27,629
Total operating expenses	314,638	345,952
Operating loss	(15,109)	(74,534)
Financial income, net	20,163	3,624
Income (loss) before income taxes	5,054	(70,910)
Income taxes	(1,373)	(577)
Net Income (loss)	$3,681	$(71,487)

	Year ended December 31,
	2023	2022
	(as a% of revenue)
Revenue	100.0%	100.0%
Cost of revenue	17.1	19.5
Gross profit	82.9	80.5
Operating expenses:
Research and development	25.1	27.4
Sales and marketing	44.6	51.8
General and administrative	17.4	15.2
Impairment of intangible assets	-	8.2
Total operating expenses	87.1	102.5
Operating loss	(4.2)	(22.1)
Financial income, net	5.6	1.1
Income (Loss) before income taxes	1.4	(21.0)
Income taxes	(0.4)	(0.2)
Net income (loss)	1.0%	(21.2)%

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue increased by $24.0 million, or 7.1%, to $361.4 million for the year ended December 31, 2023 from $337.4 million for the year ended December 31, 2022. The increase was mainly due to a 6% increase in spend per buyer and an increase of 160 basis point in our take rate. We continue to grow our core platform and continued expansion of freelancer tools such as Promoted Gigs and Seller Plus, as well as the additional revenue e-learning courses, content marketing subscriptions, creative talent platform and freelancer management platform. For the years ended December 31, 2023 and 2022, we derived approximately 74.8% and 74.4% of our revenue from transaction fees, respectively, and approximately 25.2% and 25.6% of our revenue from service fees, respectively.

Cost of revenue

Cost of revenue decreased by $4.1 million, or 6.2%, to $61.8 million for the year ended December 31, 2023 from $65.9 million for the year ended December 31, 2022. This was primarily due to a decrease of $2.8 million in amortization of capitalized internal-use software and developed technology and a decrease of $1.7 million due to saving of talent and contractors services. The decrease was partially offset by an increase of $0.2 million in hosting costs and an increase of $0.2 million in employee-related costs and subcontractors costs.

Research and development

Research and development costs decreased by $1.8 million, or 2.0%, to $90.7 million for the year ended December 31, 2023 from $92.6 million for the year ended December 31, 2022. This was primarily driven by a decrease of $1.0 million in employee-related and subcontractors costs, a decrease of $0.7 million in facilities maintenance and related operational costs and a decrease of $0.5 million in hedging activity. This was partially offset by an increase of $0.4 million in IT & hosting services.

Sales and marketing

Sales and marketing expenses decreased by $13.4 million, or 7.7%, to $161.2 million for the year ended December 31, 2023 from $174.6 million for the year ended December 31, 2022. This decrease was primarily driven by a lower investment of $6.4 million in marketing campaigns and brand activities, a decrease of $3.9 million in share-based compensation, a decrease of $1.5 million in employee-related and subcontractors costs, a decrease of $1.3 million in intangible assets amortization and a decrease of $0.3 million in hedging expenses.

General and administrative

General and administrative expenses increased by $11.5 million, or 22.6%, to $62.7 million for the year ended December 31, 2023 from $51.2 million for the year ended December 31, 2022. This increase was primarily due to $10.2 million prior year reversal of contingent consideration revaluation, an increase of $0.9 million in anti-fraud technology tools, an increase of $0.9 million in seller protection expenses, user compensation and other related expenses, an increase of $0.6 million in hedging activity and an increase of $0.3 million in share-based compensation. This was partially offset by a decrease of $1.4 million in employee-related costs.

Impairment of intangible assets

No impairment was recorded for the year ended December 31, 2023 with respect to intangible assets. A $27.6 million impairment of intangible assets and internal use software capitalization for the year ended December 31, 2022 resulted from an adverse change in macroeconomic conditions.

Financial income, net

Financial income, net, amounted to $20.2 million for the year ended December 31, 2023 compared to financial income, net, amounted to $3.6 million for the year ended December 31, 2022. The change was mainly driven by an increase of approximately $16.5 million in interest income earned from our cash and investment portfolio.

Income taxes

Income taxes increased by $0.8 million for the year ended December 31, 2023 mainly due to uncertain tax provision and income taxes in the US.

B.	Liquidity and Capital Resources

Since our inception we have funded our operations through sale of equity securities in private and public offerings, issuance of convertible notes, cash generated from operating activities and, to a lesser extent, through exercised options.

As of December 31, 2023 and 2022 we had $745.7 million and $651.9 million, respectively, of cash, cash equivalents, bank deposits and marketable securities. In addition, we had restricted cash and restricted deposits related to the loan to finance leasehold improvements and our office space lease agreement of $1.3 million and $1.2 million as of December 31, 2023 and 2022, respectively. Our marketable securities amounted to $476.1 million and $431.1 million as of December 31, 2023 and 2022. Marketable securities are comprised of treasury, corporate and municipal bonds.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had working capital of $389.1 million as of December 31, 2023, compared to $428.1 million as of December 31, 2022. The change is mainly derived from investment in long term securities.

We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months. We also expect our sources of liquidity will be sufficient to fund our office lease long-term contractual obligations and the capital needs for our Convertible Notes (as defined below) that will mature in 2025, and, depending on the price of our ordinary shares, we may need to pay the principal amount in cash. Based on the Company’s current share price, we expect that we will be required to pay in cash the $460 million in cash. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our platform and the expansion of marketing activities.

Our capital expenditures for fiscal years 2023, 2022 and 2021 amounted to $1.1 million, $2.2 million and $2.6 million, respectively. Our capital expenditures consist primarily of computers and peripheral equipment, leasehold improvement and internal-use software costs. As part of the lease of our Israeli headquarters, the lessor financed an amount of $4.0 million out of the total cost of leasehold improvements in the office space. The remaining loan of $2.9 million was fully repaid on January 1, 2022. We may also seek to invest in or acquire complementary businesses or technologies.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2023, while others are considered future commitments. Our contractual obligations primarily consist of purchase obligations, lease payments and convertible notes. For information regarding our other contractual obligations, refer to Note 9, 10 and 12 within our audited consolidated financial statements included elsewhere in this Annual Report.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2023	2022
	(in thousands)
Net cash provided by operating activities	$83,186	$30,112
Net cash provided by (used in) investing activities	9,776	(14,624)
Net cash provided by (used in) financing activities	2,852	(1,637)

Net cash provided by operating activities

Net cash provided by operating activities increased by $53.1 million in 2023 compared to 2022, primarily resulting from an increase in our revenue cash collection and interest income earned from our cash and investment portfolio. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our business. We expect cash inflows from operating activities to be affected by revenue collection and interest rate. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

For the year ended December 31, 2023, operating activities provided $83.2 million in cash compared to $30.1 million for the year ended December 31, 2022. The change was primarily resulted of a net income of $75.2 million increase in 2023, $27.6 million decrease in prior year impairment of intangible assets, a decrease of $7.1 million in amortization of premium and accretion of discount on marketable securities, $4.2 million decrease in depreciation and amortization and $3.1 million decrease related to share-based compensation expenses. This decrease was partially offset by a $11.7 million from prior year revaluation of contingent consideration and $8.2 million working capital changes derived mainly from an increase in other receivables, deferred revenue, accrued expenses and other liabilities.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $9.8 million for the year ended December 31, 2023, an increase of $24.4 million from ($14.6) million cash used in for the year ended December 31, 2022. The increase primarily resulted from $167.5 million of investments in marketable securities. This was partially offset by a decrease of 142.5 million due to proceeds from maturities of marketable securities a decrease of $46.9 million in bank deposits and restricted deposits, a decrease of $1.4 million in other receivables and non-current assets and a decrease of $1.1 million related to capitalization of internal-use software and acquisition of intangible assets.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $2.9 million for the year ended December 31, 2023, an increase of $4.5 million from ($1.6) million cash used in for the year ended December 31, 2022. This increase primarily resulted from a $2.3 million related to prior year repayment of long-term loan, a decrease of $2.1 million in tax withholding in connection with exercises of employees’ share options and vested RSU’s and $1.1 million due to prior year payment of contingent consideration. This was partially offset by a decrease of $1.0 million in proceeds from exercise of share options.

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

In 2023, research and development costs accounted for approximately 25.1% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

D.	Trend Information.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also Item 3.D. “Risk Factors” – Adverse economic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services.”

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

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balance to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2023 and 2022 were immaterial.

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

Due to the adverse change in macro-economic conditions mentioned in note 2k we performed an additional goodwill impairment test as of June 30, 2022.

No Goodwill impairment was recorded for the year ended December 31, 2023.

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

During the second quarter of 2022 due to an adverse change in macroeconomic conditions we recorded an impairment of intangible assets in the amount of $27.6 million mainly in connection with the asset group related to Stoke acquisition, asset group related to CreativeLive acquisition and internal use software capitalization. In determining the estimated fair value of the asset group, we utilized a discounted cash flow model. The key assumptions within the model related to forecasting of future revenue, appropriate discount rate and appropriate terminal value based on the nature of the asset group.

No impairment of intangible assets was recorded for the year ended December 31, 2023.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors as of February 15, 2024:

Name	Position
Executive Officers
Micha Kaufman	Co-Founder, Chief Executive Officer, Chairperson of the Board
Ofer Katz	President and Chief Financial Officer
Hila Klein	Chief Operating Officer
Gali Arnon	Chief Business Officer, Marketplace
Matti Yahav	Chief Marketing Officer
Sharon Steiner	Chief Human Resources Officer

Directors
Adam Fisher	Director
Yael Garten	Director
Ron Gutler	Director
Gili Iohan	Director
Jonathan Kolber	Director
Nir Zohar	Director

Executive Officers

Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our board of directors since our inception and currently also serves as Chairperson of our board of directors. Prior to co-founding Fiverr, Mr. Kaufman founded and led several technology ventures. Mr. Kaufman has served as a member of the Advisory Board of Cerca Partners LP, a venture capital firm, since November 2016. Mr. Kaufman holds an LL.B degree from Haifa University in Israel.

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

Hila Klein has served as our Chief Operating Officer since January 2019. Prior to joining us, Ms. Klein spent approximately fifteen years at 888 Holdings Plc, serving in various roles including Director of House Gaming and Vice President, Casino & Bingo. Most recently at 888 Holdings, she served as Senior Vice President, Head of Product Technologies Division from April 2011 through December 2018. Ms. Klein holds a BS.c in Industrial Engineering from the Technion — Israel Institute of Technology.

Gali Arnon has served as our Chief Business Officer since November 2023. Prior to that she was our Chief Marketing Officer since October 2017. Prior to joining us, Ms. Arnon served as Chief Executive Officer of Brightcom Group Ltd, a digital marketing and publicly traded company in India, from 2015 to 2017. Between 2014 and 2015, Ms. Arnon was Senior Vice President of Marketing and Operations at SimilarWeb Ltd., a web analytics company. Prior to that, she served in multiple vice president roles at 888 Holdings Plc, an online gaming platform and publicly traded company in London, from 2009 to 2014. Ms. Arnon holds a B.A. and M.B.A. from Tel Aviv University in Israel.

Matti Yahav has served as our Chief Marketing Officer since November 2023. Matti brings with him over 20 years of marketing experience to Fiverr. He has worked with some of the world’s most recognizable brands, including Lego, Disney, Nestle, and SodaStream. During his time at SodaStream (NASDAQ: PEP), Matti spent over seven years on the Global Management Team, five of which were as CMO.

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

Directors

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

Yael Garten has served as a member of our board of directors since October 2023. She brings extensive experience in data science, machine learning, and converting data into actionable product and business strategy. She serves on the Levi Strauss & Co. board of directors since 2020 and is a member of its audit committee and nominating, governance and corporate citizenship committee. Dr. Garten was the AI/ML Director of Data Science and Engineering at Apple from 2017 to 2023. Prior to that, from 2011 to 2017 she worked in a number of positions at LinkedIn Corporation and most recently was Director of Data Science from 2015 until 2017. Before joining LinkedIn, Dr. Garten was a Research Scientist and Text Mining Lead at the Stanford University School of Medicine. She holds a PhD in Biomedical Informatics from the Stanford University School of Medicine, an M.Sc. in Bioinformatics from the Weizmann Institute of Science, Israel, and a B.Sc. in Computational Biology from Bar-Ilan University, Israel.

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

Jonathan Kolber has served as a member of our board of directors since June 2019. Mr. Kolber currently serves as a Chairman of ION Asset Management and Chairman and CEO of Anfield Ltd., his family owned investment company. From 2007 until 2021, Mr. Kolber served as a General Partner at Viola Growth, a technology growth capital fund. Prior to that, he served as Chief Executive Officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber also currently serves as a member of the board of directors of Viola Growth portfolio companies and several other private companies. Mr. Kolber holds a B.A. from Harvard University.

Nir Zohar has served as a member of our board of directors since January 2014. Mr. Zohar has served as President of Wix.com Ltd. since 2013 and as Chief Operating Officer of Wix.com Ltd. since 2008. Prior to that, Mr. Zohar served as the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company, between 2005 and 2007.

There are no family relationships among any of our executive officers or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

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

Compensation of our office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2023, was approximately $29.6 million. This amount includes $0.78 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2023, our directors and officers were granted options to purchase an aggregate of 315,660 ordinary shares, at a weighted average exercise price of $36.77 per share, and 357,268 restricted share units under our 2019 Share Incentive Plan, or the 2019 Plan. As of December 31, 2023, options to purchase 3,462,853 ordinary shares granted to our executive officers and directors under our 2019 Plan and our 2011 Share Option Plan, or the 2011 Plan, at a weighted average exercise price of $43.27, and 353,562 restricted share units granted under the 2019 Plan, were outstanding.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Micha Kaufman, Co-Founder, Chief Executive Officer and Chairperson of the Board. Compensation expenses recorded in 2023 of $500 in salary expenses and $115 in social benefits costs.

Mr. Ofer Katz, President and Chief Financial Officer. Compensation expenses recorded in 2023 of $368 in salary expenses and $98 in social benefits costs.

Ms. Hila Klein, Chief Operating Officer. Compensation expenses recorded in 2023 of $350 in salary expenses and $118 in social benefits costs.

Ms. Gali Arnon, Chief Business Officer, Marketplace. Compensation expenses recorded in 2023 of $311 in salary expenses and $114 in social benefits costs.

Ms. Sharon Steiner, Chief Human Resources Officer. Compensation expenses recorded in 2023 of $267 in salary expenses and $92 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives as approved by the compensation committee and the board of directors. The 2023 cash bonus expenses, including social benefits costs, for Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Ms. Gali Arnon and Ms. Sharon Steiner, as provided for in our 2023 financial statements (but due during 2024), were $598, $333, $237, $163 and $92, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023, for options and restricted share units granted to Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Ms. Gali Arnon and Ms. Sharon Steiner of $9,713, $6,694, $3,328, $2,920 and $2,269, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a four-year period during the years 2024-2027 on account of the 2023 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

We pay each of our non-employee directors who (i) either joined our board of directors following our initial public offering or otherwise will join our board of directors in the future, or (ii) serves or will serve in the future on a board of directors committee, each (i) and (ii) an Eligible Director, the following compensation (which reflects certain changes approved by our board of directors and shareholders on October 25, 2023 reducing the overall non-executive director compensation package and changing the form of equity awards granted thereunder from options to restricted share units):

Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board of Directors	$50,000	$35,000

Additional fees with respect to each twelve months of service on the board of directors’ committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,500
Nominating and ESG Committee	$8,000	$4,000
Other Committee as Authorized by the Board of Directors	$8,000	$4,000

Payment to the committee chairpersons is in lieu of (and not in addition) to the payments granted for committee membership. In case of service of less than a twelve months period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company shall be granted restricted share units with a grant date value of $300,000. Such welcome grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the election or appointment day.

Annual Grant – Each Eligible Director shall be granted restricted share units with a grant date value of $225,000 upon each annual anniversary of his or her initial election or appointment (provided that the director is still in office), or the Eligibility Date. Such annual grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the Eligibility Date.

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

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2023, a total of 1,241,824 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $10.08 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

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

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,807 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined, prior to January 1 of a calendar year; provided, however, that no more than 14,820,484 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2023, a total of 2,170,457 options to purchase ordinary shares, with a weighted average exercise price of $76.89 per share and 1,476,818 restricted share units were outstanding under the 2019 Plan. As of December 31, 2023, 1,737,003 ordinary shares were available for future issuance under the 2019 Plan.

The 2019 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

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

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP is 410,000 shares, or the ESPP Share Pool, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the board of directors. In no event will more than 5,500,000 ordinary shares be available for issuance under the Section 423 Component. As of December 31, 2023, the ESPP Share Pool consisted of 1,004,211 ordinary shares.

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

Our directors are divided among the three classes as follows:

•	the Class I directors are Jonathan Kolber and Yael Garten and their terms expire at our annual general meeting of shareholders to be held in 2026;

•	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2024; and

•	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2025.

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

Currently, our chief executive officer, Micha Kaufman, also serves as our chairperson of the board of directors. The required approval by our shareholders of the appointment of our chief executive officer as the chairperson of the board must be obtained by no later than five years following the closing date of our initial public offering, or the IPO, June 17, 2019. Further, if our chief executive officer serves as the chairperson of the board of directors, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

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

•	overseeing the Company policies with respect to risk assessment and risk management, including with respect to financial, information security and cybersecurity related risks;

•	reviewing with management and our independent auditor our annual, semi-annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as reviewing and approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•
Receiving reports of suspected irregularities in our business administration, inter alia, by members of the Company’s management, legal counsel, the independent or internal auditor, and suggesting corrective measures to the board of directors;

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

•	establishing and overseeing procedures and policies for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, restricted share units and performance stock units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our chief executive officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

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

Our compensation policy was approved by our board of directors and shareholders and became effective upon the closing of our IPO and was further amended by our compensation committee, board of directors and shareholders at our 2021 annual general meeting and our 2023 annual general meeting.

Nominating, and ESG committee

Our nominating and ESG committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairperson of the nominating and ESG committee. Our board of directors has adopted a nominating and ESG committee charter setting forth the responsibilities, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, ESG policies, programs and strategies, and developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company; and

•	overseeing the Company’s risks, strategies, policies, programs and practices related to environmental, social and governance (ESG) matters.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2023, Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

Fiduciary Duties and Approval of related party transactions under Israeli law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under ”Management—Executive officers and directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder will act in good faith and in the best interests of the company.

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder will promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

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

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968, or the Israeli Securities Law.

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

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2023(*)	2022(*)	2021(*)

Total Employees	775	739	787

Located in Israel	623	575	580
Located in the United States	144	157	197
Located in Europe	8	7	10

In Research and Development	332	295	311
In Marketing	204	198	223
In General and Administration	111	125	109
In Customer Care	128	121	144

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 1, 2024, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of February 1, 2024, and restricted share units that shall vest within 60 days of February 1, 2024, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 38,702,103 ordinary shares outstanding as of February 1, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2023 is included under Item 7.B. ”Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Directors and Executive Officers
Micha Kaufman(1)	2,757,392	7.0%
Ofer Katz(2)	445,598	1.1%
Hila Klein	*	*
Gali Arnon	*	*
Matti Yahav	*	*
Sharon Steiner	*	*
Adam Fisher	*	*
Yael Garten	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(3)	2,933,612	7.6%
Nir Zohar	*	*
All executive officers and directors as a group (12 persons)	6,827,217	16.9%

* less than 1%

(1)
Based on information available to us, Mr. Kaufman holds 1,814,460 ordinary shares directly and 942,932 ordinary shares underlying options that are currently exercisable within 60 days of February 1, 2024, at a weighted-average exercise price of $60.19, which expire between 2025 and 2030.

(2)
Based on information available to us, Mr. Katz holds 232,278 ordinary shares directly, 204,541 ordinary shares underlying options that are currently exercisable within 60 days of February 1, 2024, at a weighted-average exercise price of $72.63, which expire between 2027 and 2030, and 8,779 restricted share units that shall vest within 60 days of February 1, 2024.

(3)
Based on information reported on a Schedule 13G/A filed on January 11, 2021 and information available to us, Mr. Kolber’s holdings represent (a) 809,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of February 1, 2024, we had 77,507 ordinary shares held by 14 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

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

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2023.

Agreements with directors and officers

Employment agreements. We entered into employment agreements with each of our executive officers. The agreements provide for the terms of each individual’s employment or service with the Company, as applicable.

Options and restricted share units. Since our inception, we have granted options to purchase our ordinary shares and restricted share units to our executive officers and granted options to purchase our ordinary shares to certain of our directors. We describe our share option plans under Item 6.B. ”Directors, Senior Management and Employees—Compensation—Share Option Plans.”

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

None.

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

Share Capital

As of December 31, 2023, we had 38,653,958 ordinary shares outstanding.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Form of Indemnification Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F (File No. 001-38929) filed with the SEC on February 17, 2022). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•
Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 27, 2023). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

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

•
Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

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

•
Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.9 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

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

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, and the Israeli Innovation Authority;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.

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

Every tax year, the company applies to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

Tax benefits under the 2011 amendment

The 2011 Amendment cancelled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 16% and 7.5% (zone A), respectively, in 2017 and thereafter.

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

We evaluated the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment. We expect to utilize it starting from 2024.

In 2022, the Company reported profit for tax purposes. According to the Ordinance, current business profits may be offset against carryforward business losses. The Company has offset all of its profit for tax in the year 2022 against such carryforward losses.

In 2023, the Company expects to report a profit for tax purposes and will utilize tax exempted as a “beneficiary enterprise”. However, this tax exemption will be revoked if a dividend (or deemed dividend) is distributed, in which case a corporate tax rate of 23% will be applied.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	holders subject to alternative minimum tax;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons holding ordinary shares in connection with a trade or business outside the United States;

•	holders of Convertible Notes or ordinary shares acquired upon a conversion of Convertible Notes; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

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

Passive Foreign Investment Company considerations

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such PFIC’s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income, or the asset test. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are considered passive assets and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from disposition of passive assets and gains from commodities and securities transactions. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the IRS has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our ordinary shares has in the past, and is likely to continue to fluctuate. Considering the volatile market conditions, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account, in addition to the trading value of our ordinary shares, a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, there is a significant risk that we would be treated as a PFIC for the taxable year ended December 31, 2023. There can be no certainty that the IRS will not challenge our position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2023.

Because PFIC status is based on our income, assets and activities for the entire taxable year, which are subject to change, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year.

 In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Whether we are treated as a PFIC in the current taxable year or in future taxable years will depend in part on how, and how quickly, we spend or otherwise utilize these passive assets. Furthermore, the application of the PFIC rules is subject to uncertainty and the IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance regarding our PFIC status for our prior taxable year, our current taxable year or for any future taxable year.

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

Distributions

Subject to the discussion under ”Passive Foreign Investment Company considerations” above, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed above under ”Passive Foreign Investment Company considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

The amount of any distribution paid in a currency other than U.S. dollars, or a foreign currency, including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currency is converted into U.S. dollars on the date of receipt. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income that is “passive category income”, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year. Recently issued final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion under ”Passive Foreign Investment Company considerations” above, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Backup withholding tax and information reporting requirements

Distributions on and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

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

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2023 and 2022, respectively, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the EUR and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1.1% and 1.3% for the years ended December 31, 2023 and 2022, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2023 and 2022, we entered into forward, put and call option contracts to hedge certain forecasted payroll payments denominated in NIS, against exchange rate fluctuations of the U.S. dollar.

We had outstanding contracts that were designated as hedging instruments in a cash flow hedges, in the aggregate notional amount of $55.0 million and $64.0 million as of December 31, 2023 and December 31, 2022, respectively. The fair value of the outstanding contracts amounted to an asset of $1.0 million and a liability of $0.1 million as of December 31, 2023 and an asset of $0.1 million and a liability of $1.4 million as of December 31, 2022, recorded under other receivables and other account payables and accrued expenses, respectively. Losses of $4.1 million and $4.0 million were reclassified from accumulated other comprehensive losses during the years ended December 31, 2023 and 2022, respectively. Such gains and losses were reclassified from accumulated other comprehensive losses when the related expenses were incurred. In addition losses of $0.4 million and $1.0 million were reclassified from other comprehensive loss to financial expenses, net in connection with forecasted transactions not probable of occurring during the years ended December 31, 2023 and December 31, 2022, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. Gutler, Ms. Iohan and Mr. Zohar each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Gutler is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officer. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Fiverr International Ltd. at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022
	(in thousands)
Audit Fees	$701	$701
Tax Fees	430	248
All Other Fees	6	21
Total	1,137	970

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2023 and 2022 related to services in connection with non-audit compliance and review work.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We have held an ISO/IEC 27001 certification since 2019 and ISO 27701 certification since 2021. Both of these certifications demonstrate our commitment to better protect our marketplace and user data. Our commitment also extends to maintaining a PCI DSS (Payment Card Industry Data Security Standards) certification for payment transaction security.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, networks, products, platform, services, and our broader enterprise IT environment;

●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●
cybersecurity awareness training of our employees, incident response personnel, and senior management, including real-time problem-solving challenges in a safe environment that mimic cybersecurity incidents;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	a third-party risk management process for service providers, suppliers, and vendors.

For the year ended December 31, 2023 and as of the date of this report, we have not identified cybersecurity incidents that have materially affected us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity and other information technology risks. The audit committee oversees management’s implementation of our cybersecurity risk management program.

The audit committee receives regular reports from management on our cybersecurity risks. In addition, management updates the audit committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The audit committee reports to the board of directors regarding its activities, including those related to cybersecurity and our cyber risk management program. The audit committee receives presentations on cybersecurity topics from our Chief Information Security Officer (CISO) or external experts as part of the committee’s continuing education on topics that impact public companies.

Our management team, including our VP Business Technologies and CISO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team has vast proven experience working in management roles related to cybersecurity, risk, and data privacy in various leading global companies, as well as industry certifications such as ISC² CISSP, EIMF-EXIN and MCSE.

Our cybersecurity steering committee meets on a regular basis and includes our COO, CISO, Data Protection Officer (DPO) and executives of our legal, product, R&D and finance. The cybersecurity steering committee reviews any incidents that have occurred, vulnerabilities identified, and ongoing risks as presented in our risk map.

Our management team and cybersecurity steering committee supervise efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Fiverr International Ltd.	6-K	001-38929	99.1	10/27/2023

2.1	Description of Securities			2.1		*

4.1†	Form of Indemnification Agreement	20-F	001-38929	4.1	2/17/2022

4.2†	Compensation Policy for Directors and Officers	6-K	001-38929	99.2	10/27/2023

4.3†	2011 Share Option Plan, as amended and restated	F-1	333-231533	10.3	5/16/2019

4.4†	Amendment No. 2 to 2011 Share Option Plan	F-1	333-231533	10.4	5/16/2019

4.5†	Amendment No. 3 to 2011 Share Option Plan	F-1	333-231533	10.5	5/16/2019

4.6†	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated	F-1	333-231533	10.6	5/16/2019

4.7†	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan	F-1	333-231533	10.7	5/16/2019

4.8†	2019 Share Incentive Plan	F-1/A	333-231533	10.8	6/3/2019

4.9†	2020 Employee Share Purchase Plan	S-8	333-248580	99.1	9/3/2020

4.10†	2020 Employee Share Purchase Plan Israeli Appendix	20-F	001-38929	4.10	2/18/21

4.11	Indenture, dated as of October 13, 2020, by and between Fiverr International Ltd. and U.S. Bank National Association, as Trustee	6-K	001-38929	4.1	10/13/2020

4.12	Form of 0% Convertible Senior Note due 2025	6-K	001-38929	4.12	10/13/2020

4.13	Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.1	10/13/2020

4.14	Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.2	10/13/2020

4.15	Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.3	10/13/2020

4.16	Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.4	10/13/2020

4.17	Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.5	10/13/2020

4.18	Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.6	10/13/2020

4.19	Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.7	10/13/2020

4.20	Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.8	10/13/2020

4.21	Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.9	10/13/2020

4.22	Letter Agreement, dated as of October 8, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.10	10/13/2020

8.1	List of Subsidiaries.	*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.	*

97.1	Policy for Recovery of Erroneously Awarded Compensation	*

101.INS	Inline XBRL Instance Document – the instance document appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

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

FIVERR INTERNATIONAL LTD.

Date: February 22, 2024	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: February 22, 2024	By:	/s/ Ofer Katz
	Name:	Ofer Katz
	Title:	President and Chief Financial Officer

Fiverr International Ltd.
Consolidated financial statements
In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

FIVERR INTERNATIONAL LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matter

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

Revenue recognition

Description of the Matter
As described in Note 2u to the consolidated financial statements, the Company derives its revenue mainly from transaction fees and service fees. The Company earns transaction fees for enabling orders and providing other services and service fees to cover administrative fees. The Company’s revenue recognition process involves several applications responsible for the initiation, processing and recording of transactions, and the calculation of revenue is in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involves capturing and processing significant volumes of data.

Auditing the Company’s revenues from transaction fees and service fees in the Company's core platform was challenging and complex due to the high volume of individually-low- monetary-value transactions and the dependency on multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process. Given the complex automated systems utilized to capture, process, and ultimately record revenues, performing procedures to audit revenues from transaction fees and service fees in the Company's core platform required a high degree of auditor judgment and extensive audit effort.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s revenue recognition process in the Company's core platform. For example, with the assistance of IT professionals, we tested the controls over the initiation and recognition of transactions. We also tested the controls related to the key application interfaces between the Company’s self-developed systems, which included controls related to access to the relevant applications and data, changes to the relevant systems and interfaces, as well as controls over the configuration of the relevant applications.

Our substantive audit procedures included, among others, testing the completeness and accuracy of the underlying data within the Company’s accounting system, performing, with the assistance of our IT professionals, a recalculation of transaction fees and service fees in the Company's core platform recorded through the Company’s accounting system, and comparing to the Company’s recorded revenues. We performed, on a sample basis, transactions testing by agreeing the amounts recognized in the accounting system to third-party documentation. We also evaluated the Company’s disclosures included in Note 2u to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel
February 22, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

FIVERR INTERNATIONAL LTD

Opinion on Internal Control Over Financial Reporting

We have audited Fiverr International Ltd. and subsidiaries internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiverr International Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes of the Company, and our report dated February 22, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER A Member of EY Global
Tel-Aviv, Israel February 22, 2024

Fiverr International Ltd. and subsidiaries
Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$183,674	$86,752
Restricted cash	-	1,137
Marketable securities	147,806	241,293
User funds	151,602	143,020
Bank deposits	85,893	134,000
Restricted deposit	1,284	-
Other receivables	24,217	19,019
Total current assets	594,476	625,221
Marketable securities	328,332	189,839
Property and equipment, net	4,735	5,660
Operating lease right-of-use assets	6,720	9,077
Intangible assets, net	10,722	14,770
Goodwill	77,270	77,270
Other non-current assets	1,349	1,965
Total assets	$1,023,604	$923,802
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$5,494	$8,630
User accounts	142,203	133,032
Deferred revenue	11,047	11,353
Other account payables and accrued expenses	44,110	41,328
Operating lease liabilities	2,571	2,755
Total current liabilities	205,425	197,098
Long-term liabilities:
Convertible notes	455,305	452,764
Operating lease liabilities	4,482	6,649
Other non-current liabilities	2,618	1,559
Total long-term liabilities	462,405	460,972
Total liabilities	$667,830	$658,070
Commitments and contingencies (see note 11)
Shareholders’ equity:
Shares authorized: 127,400,000 and 75,000,000 ordinary shares with no par value as of December 31, 2023 and 2022, respectively
Shares issued and outstanding: 38,653,958 and 37,537,563 ordinary shares as of December 31, 2023 and 2022, respectively
Additional paid-in capital	640,846	565,834
Accumulated deficit	(284,358)	(288,039)
Accumulated other comprehensive income (loss)	(714)	(12,063)
Total shareholders’ equity	355,774	265,732
Total liabilities and shareholders’ equity	$1,023,604	$923,802

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of operations
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2023	2022	2021
Revenue	$361,375	$337,366	$297,662
Cost of revenue	61,846	65,948	51,723
Gross profit	299,529	271,418	245,939
Operating expenses:
Research and development	90,720	92,563	79,298
Sales and marketing	161,208	174,599	159,365
General and administrative	62,710	51,161	52,616
Impairment of intangible assets	-	27,629	-
Total operating expenses	314,638	345,952	291,279
Operating loss	(15,109)	(74,534)	(45,340)
Financial income (expenses), net	20,163	3,624	(19,513)
Income (loss) before income taxes	5,054	(70,910)	(64,853)
Income taxes	(1,373)	(577)	(159)
Net income (loss)	$3,681	$(71,487)	$(65,012)
Basic net income (loss) per share attributable to ordinary shareholders	$0.10	$(1.94)	$(1.81)
Basic weighted average ordinary shares	38,066,203	36,856,140	35,955,014
Diluted net income (loss) per share attributable to ordinary shareholders	$0.09	$(1.94)	$(1.81)
Diluted weighted average ordinary shares	39,151,047	36,856,140	35,955,014

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of comprehensive income (loss)
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2023	2022	2021
Net income (loss)	$3,681	$(71,487)	$(65,012)
Marketable securities:
Unrealized gain (loss)	9,179	(8,865)	(2,129)
Derivatives:
Unrealized income (loss)	(2,311)	(7,060)	1,662
Amounts reclassified from accumulated other comprehensive loss	4,481	4,957	(1,160)
Other comprehensive income (loss)	11,349	(10,968)	(1,627)
Comprehensive income (loss)	$15,030	$(82,455)	$(66,639)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of shareholders’ equity
U.S. dollars (in thousands, except share and per share data)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2020	35,842,980	$517,444	$(172,573)	$532	$345,403
Share-based compensation	-	55,654	-	-	55,654
Exercise of share options, vested RSUs and ESPP	918,128	12,137	-	-	12,137
Equity award assumed for acquisition	-	313	-	-	313
Net loss	-	-	(65,012)	-	(65,012)
Other comprehensive loss	-	-	-	(1,627)	(1,627)
Balance as of December 31, 2021	36,761,108	$585,548	$(237,585)	$(1,095)	$346,868
Share-based compensation	-	72,029	-	-	72,029
Exercise of share options, vested RSUs and ESPP	776,455	7,447	-	-	7,447
Cumulative effect of adopting ASU 2020-06	-	(99,190)	21,033	-	(78,157)
Net loss	-	-	(71,487)	-	(71,487)
Other comprehensive loss	-	-	-	(10,968)	(10,968)
Balance as of December 31, 2022	37,537,563	$565,834	$(288,039)	$(12,063)	$265,732
Share-based compensation	-	68,698	-	-	68,698
Exercise of share options, vested RSUs and ESPP	1,116,395	6,314	-	-	6,314
Net income	-	-	3,681	-	3,681
Other comprehensive income	-	-	-	11,349	11,349
Balance as of December 31, 2023	38,653,958	$640,846	$(284,358)	$(714)	$355,774

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2023	2022	2021
Cash flows from operating activities:
Net Income (loss)	$3,681	$(71,487)	$(65,012)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,987	10,185	6,876
Amortization of premium and accretion of discount on marketable securities, net	(730)	6,385	7,903
Amortization of discount and issuance costs of convertible notes	2,541	2,527	20,029
Share -based compensation	68,698	71,755	55,407
Exchange rate fluctuations and other items, net	71	5	229
Impairment of intangible assets	-	27,629	-
Impairment of lease ROU asset	211	-	-
Changes in assets and liabilities:
User funds	(8,582)	(15,307)	(29,729)
Operating lease ROU assets and liabilities	(205)	(1,485)	253
Other receivables	(2,877)	(4,847)	(6,240)
Trade payables	(3,195)	(113)	4,667
Deferred revenue	(306)	(792)	4,123
User accounts	9,171	14,416	26,589
Revaluation of contingent consideration	(570)	(12,249)	11,771
Payment of contingent consideration	-	(504)	(507)
Account payables, accrued expenses, and other non- current liabilities	9,291	3,994	1,678
Net cash provided by operating activities	83,186	30,112	38,037
Investing activities:
Investment in marketable securities	(309,155)	(141,701)	(282,450)
Proceeds from maturities of marketable securities	273,186	130,701	193,757
Acquisition of business, net of cash acquired	-	-	(97,084)
Bank and restricted deposits	46,858	-	(41,115)
Acquisition of intangible asset	-	(175)	-
Purchase of property and equipment	(1,053)	(1,198)	(1,684)
Capitalization of internal-use software and other	(60)	(1,000)	(894)
Other receivables and non-current assets	-	(1,251)	-
Net cash provided by (used in) investing activities	9,776	(14,624)	(229,470)
Financing activities:
Proceeds from issuance of convertible notes, net	-	-	(34)
Proceeds from exercise of share options	2,765	3,765	8,294
Payment of contingent consideration	-	(1,105)	(1,105)
Tax withholding in connection with employees’ exercises of share options and vested RSUs	87	(2,028)	(8,987)
Repayment of long-term loan	-	(2,269)	(565)
Net cash provided by (used in) financing activities	2,852	(1,637)	(2,397)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(29)	(32)	(130)
Increase (decrease) in cash, cash equivalents and restricted cash	95,785	13,819	(193,960)
Cash, cash equivalents and restricted cash at the beginning of the year	87,889	74,070	268,030
Cash, cash equivalents and restricted cash at the end of the year	$183,674	$87,889	$74,070
Supplemental non-cash disclosure:
Purchase of property and equipment	$153	$208	$294
Share-based compensation capitalized in internal-use software	$-	$274	$247
Contingent consideration	$-	$-	$12,258
Lease liabilities arising from obtaining right-of-use assets	$465	$359	$229

Supplemental cash flow disclosure:
Cash paid for taxes	$589	$235	$78
Cash paid for interest	$145	$246	$107

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$183,674	$86,752	$71,151
Restricted cash	$-	$1,137	$2,919
Total cash, cash equivalents and restricted cash	183,674	87,889	74,070

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

The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, income taxes, purchase price allocation (PPA) and impairment of intangible assets. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

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

e.	Restricted cash:

Restricted cash includes cash that is legally restricted as to withdrawal or usage with an original maturity of three months or less at the time of purchase. Restricted cash subject to legal or contractual restrictions on its use. These restrictions may arise from agreements such as obligations for leasehold improvements, rent payments, and other lease-related expenses or regulatory requirements.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

f.	Marketable securities:

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

According to ASC 326 the Company estimated expected credit losses for available for-sale debt securities in an unrealized loss position by considering a security’s probability of default and the recovery rate. The Company assessed the security’s credit indicators based on credit ratings. If the assessment indicates that an expected credit loss exists, the Company would determine the portion of the unrealized loss attributable to credit deterioration and would record an allowance for the expected credit loss. Unrealized gains and any portion of a security’s unrealized loss attributable to non-credit losses were recorded in other comprehensive income (loss).

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

The Company has not recorded credit losses for the years ended December 31, 2023, 2022 and 2021.

g.	Bank deposits:

Deposits with maturities of more than three months but less than one year are classified as short term. Such deposits are presented at their cost.

h.	Restricted deposit:

Restricted deposit is restricted as to withdrawal or use with maturities of up to one year and are used as security for the rental of premises. Restricted deposits are presented at their cost.

i.	Long-lived assets:

The Company’s long-lived assets to be held and used are comprised of property and equipment, identifiable intangible assets and Right-Of-Use (“ROU”) asset (Note 2t).

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated weighted average useful lives as follows:

Developed technology	5 years
Capitalized internal-use software	3 years
Customer relationships	3 years
Creative relationships	10 years
Trade name	5 years
Courses	3 years
Workforce	2 years

j.	Internal-use software:

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic, 350-40, “Internal-Use Software”, the Company capitalizes costs related to upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred in the preliminary stages of development are expensed as incurred. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use. Maintenance costs are expensed as incurred.

The Company periodically reviews internal-use software costs to determine whether the projects will be completed, placed in service, removed from service, or replaced by other internally developed or third-party software. If an asset is determined not to provide any future economic benefit after conducting an impairment test, the asset is retired, and any unamortized cost is expensed.

Capitalized internal-use software costs are recorded under intangible assets.

k.	Impairment of long-lived assets:

Long lived assets that are considered to have definite useful life are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s evaluation of recoverability is performed at the lowest level to which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and represent an asset group. Recoverability of this asset group is measured by a comparison of the aggregate undiscounted projections of future cash flows the asset group is expected to generate to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment is measured by the amount which the carrying amount of the asset group exceeds their fair value.

During the fourth quarter of 2023 the Company recorded an impairment of ROU asset in the amount of $211.

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

No impairment was recorded for the year ended December 31, 2021.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

l.	Business combinations:

The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805, “Business Combinations.” The Company allocates the purchase price, which is the sum of the consideration provided and may consist of assets and liabilities incurred, including contingent consideration obligations and equity or a combination of them, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions, and competition.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration, which was initially recorded as asset or liability, is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

m.	Goodwill

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

No goodwill impairment was recorded for the years ended December 31, 2023, 2022 and 2021.

n.	Derivatives and hedging:

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

o.	Fair value of financial instruments:

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

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

p.	Concentrations of credit risks:

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

The Company does not have off-balance sheet concentration of credit risks.

q.	Convertible notes:

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

r.	Employee related obligations:

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

As a result, the Company does not recognize any asset or liability in connection with severance pay. Severance costs amounted to $4,734, $4,567 and $4,549 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s U.S. Subsidiaries have a 401(K) defined contribution plan covering certain employees in the U.S. The expenses recorded by the U.S. subsidiaries for matching contributions for the years ended December 31, 2023, 2022 and 2021 were immaterial.

s.	User funds and user accounts:

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

t.	Leases:

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

Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise that option. The Company elected the practical expedient for lease agreements with a term of twelve months or less and does not recognize ROU assets and lease liabilities in respect of those agreements.

Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable costs such as common area maintenance, real estate taxes, and insurance are not included in the lease liability and are recognized as they are incurred.

The Company subleases a specific section or certain square footage, for a fixed term, of its office space to one or more subtenants (third parties) while retaining the remaining space for its own use. The sublease agreement may include renewal options, allowing the subtenant to extend the sublease term based on mutually agreed-upon conditions. Sublease income is recognized over the term of the agreement.

The Company elected the practical expedient to not separate lease and non-lease components for its leases.

u.	Revenue:

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

The Company earns transaction fees and service fees that are based on the total value of transactions ordered through the platform once the buyer obtains control of the service, which occurs at a point in time upon the completion of each order.

Revenue is recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and indirect taxes.

Revenue is mainly recognized on a net basis since the Company has concluded that it acts as an agent on its platform, mainly since it does not take responsibility for the sellers’ services and therefore it is not primarily responsible for fulfilling the promise to provide the service and doesn’t have discretion in price establishment. Therefore, the Company does not obtain control of the services before they are transferred to the customer.

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

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2023, 2022 and 2021 were immaterial.

Revenue from subscriptions including the Company’s content marketing platform, online learning platform, creative talent platform and back-office platform are mainly recognized over time, when the service is rendered to the customer. Revenue from the Company’s freelancer management platform is recognized at a point time upon the management service is rendered.

Disaggregated revenue:

The Company’s transaction fees for the years ended December 31, 2023, 2022 and 2021 were $270,266, $250,846 and $217,086, respectively.

The Company’s services fees for the years ended December 31, 2023, 2022 and 2021 were $91,109, $86,520 and $80,576, respectively.

Contract liabilities:

The Company’s contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers. Deferred revenues amounted to $11,047 and $11,353 as of December 31, 2023 and 2022, respectively.

v.	Cost of revenue:

Cost of revenue is mainly comprised of expenses related to payment processing companies’ fees, server hosting fees, costs of the Company’s customer support personnel, amortization of capitalized internal-use software and developed technology and courses.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

w.	Research and development expenses:

Research and development expenses are primarily comprised of costs of the Company’s research and development personnel, related overhead costs, including share-based compensation, development related activities expenses including new initiatives and other. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

x.	Sales and marketing expenses:

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel, the related overhead costs, including share-based compensation for employees engaged in sales, marketing, advertising and promotional activities. A significant component is performance marketing investments such as user acquisition costs, branding costs, marketing campaigns and other media advertisements, and amortization of customer relationships, creative relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred.

Advertising costs were $112,796, $119,519 and $108,645 for the years ended December 31, 2023, 2022 and 2021, respectively.

y.	General and administrative expenses:

General and administrative expenses primarily include overhead related costs, including share-based compensation of The Company’s executive, finance, legal, human resources and other administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, other corporate expenses, as well as chargeback expenses and costs associated with fraud risk reduction and others. General and administrative expenses are expensed as incurred.

z.	Share based compensation:

The Company accounts for share-based compensation in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Share based awards are mainly granted to employees and members of the Company’s board of directors and measured at fair value at each grant date. The Company calculates the fair value of share options and Employee Share Purchase Plans (“ESPP”) on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method. The Company recognizes the fair value of Restricted Share Units (“RSUs”) on the grant date based on the market value of the underlying share and the expense is recognized over the requisite service period for awards using the straight-line method.

The requisite service period for share options is generally four years. The Company recognizes forfeitures as they occur.

The Black-Scholes option-pricing model requires the Company to make a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value share options and ESPP upon each grant date.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

aa.	Income taxes:

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

The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in the relevant authoritative guidance. To the extent the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce its deferred tax assets. The realization of deferred tax assets is dependent upon future earnings, if any, the timing, and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If the Company subsequently realizes or determines it is more likely than not that it will realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

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

ab.	Segment reporting:

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

ac.	Basic and diluted net income (loss) per share:

The Company computes basic net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is computed by taking into account the potential dilution that could occur upon the exercise of share options and ESPP and vesting of RSUs granted under share-based compensation plans using the treasury stock method and the potential dilution that could occur upon conversion of the convertible notes (including adding back amortization of issuance costs related to the convertible notes) using the if converted method.

In 2023, 2022 and 2021, the number of potentially dilutive RSUs, share options to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation due to the anti-dilutive effect amounted to 5,792,535, 6,386,203 and 5,840,619 respectively.

ad.	Contingencies:

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

ae.	Recently adopted accounting pronouncements:

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

af.	Recently not yet adopted accounting pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU

2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

ag.	Certain comparative figures have been reclassified to conform to the current year presentation.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 3: - Certain transactions

a.	Working Not Working acquisition:

In January 2021, the Company acquired all the outstanding shares of Working Not Working, Inc. (“WnW”), a creative talent platform for a consideration of $9,922.

The results of operations of WnW were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional contingent payments which are not included in the total consideration to the shareholders of WnW in an aggregate amount of up to $3,500 subject to the continued employment of the founders of WnW, out of which the Company recorded a liability of $1,500 as of December 31, 2021 which was fully paid during 2022.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

b.	CreativeLive acquisition:

In October 2021, the Company acquired all of the outstanding shares of CreativeLive, Inc. (“CreativeLive”), an online learning platform for a consideration of $9,332. The results of operations of CreativeLive were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional payments which were not included in the consideration including a payment to employees of CreativeLive by shareholders for past services in the amount of $1,500 paid at closing and retention bonus of $1,500 subject to the employees continued employment, out of which the Company recorded $1,125 and $375 under operating expenses for the years ended December 31, 2022 and 2021. The outstanding liability was fully paid during 2022. The agreement also stipulated contingent payments to shareholders of CreativeLive in an aggregate amount of up to $1,500 subject to certain milestones to be paid after 18 months.

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

In November 2021, the Company acquired all the outstanding shares of Stoke Talent Ltd. (“Stoke”) a freelance management system for a cash amount of $93,084. According to the agreement, unvested company options held by continuing employees of Stoke, were terminated, and substituted with a substitute equity award of the Company.

The results of operations of Stoke were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional contingent payments to shareholders of Stoke in an aggregate amount of up to $15,000 subject to certain milestones to be paid after one year. The fair-value of the contingent consideration as of the acquisition date was $12,258 and measured based on the estimated future cash outflows, utilizing the Monte Carlo simulation. As of December 31, 2021, the liability was recorded under other non-current liabilities. During 2022 the Company reversed the liability since the corresponding milestones were not met.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 4: - Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2023
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$99,293	$-	$-
Money market fund	79,621	-	-
Deposits	4,760	-	-
Bank deposits	85,893	-	-
Restricted deposits	1,299	-	-
Marketable securities	-	476,138	-
Asset derivatives (located in other receivables)	-	971	-
Liability derivatives (located in other account payables and accrued expenses)	-	(87)	-
	$270,866	$477,022	$-

	December 31, 2022
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$52,558	$-	$-
Restricted cash	1,137	-	-
Money market funds	30,828	-	-
Bank deposits	3,366	-	-
Bank deposits	134,000	-	-
Restricted deposits	50	-	-
Marketable securities	-	431,132	-
Asset derivatives (located in other receivables)	-	60	-
Liability derivatives (located in other account payables and accrued expenses)	-	(1,444)	-
	$221,939	$429,748	$-

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

As of December 31, 2023, the total estimated fair value of the convertible notes was approximately $405,950. The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on the quoted price of the convertible notes in an over-the-counter market.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 5: - Marketable securities

As of December 31, 2023, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

U.S. Treasury and other U.S. government agencies	$99,745	$302	$(805)	$99,242
Corporate bonds	377,991	985	(2,080)	376,896
Total	$477,736	$1,287	$(2,885)	$476,138

As of December 31, 2022, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

U.S. Treasury and other U.S. government agencies	$77,005	$2	$(2,559)	$74,448
Corporate bonds	364,904	7	(8,227)	356,684
Total	$441,909	$9	$(10,786)	$431,132

The following table summarizes the fair value and amortized cost of the available-for-sale securities by contractual maturity as of December 31, 2023:

	Amortized Cost	Fair Value
Due within one year	$149,188	$147,806
Due after one year through two years	328,548	328,332
Total	$477,736	$476,138

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 6: - Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2023	2022
Leasehold improvements	$6,358	$6,271
Computers and peripheral equipment	5,986	5,431
Office furniture and equipment	1,591	1,563
	13,935	13,265
Less—accumulated depreciation	(9,200)	(7,605)
	$4,735	$5,660

Depreciation expenses were $1,879, $2,032 and $1,739 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 7: - Intangible assets, net

The gross carrying amount of intangible assets net of impairment, net consisted of the following as of:

	December 31,
	2023	2022
Developed technology	$15,778	$15,778
Capitalized internal-use software	5,842	5,842
Customer relationships	4,335	4,335
Creative relationships	4,252	4,252
Trade name	2,035	2,035
Courses	950	890
Workforce	1,250	1,250
	34,442	34,382
Less: Accumulated amortization and impairment	(23,720)	(19,612)
Net carrying amount	$10,722	$14,770

In connection with internal-use software, the Company capitalized $0, $953 and $1,261 for the years ended December 31, 2023, 2022 and 2021, respectively. The capitalized amount included share-based compensation of $0, $274 and $247 for the years ended December 31, 2023, 2022 and 2021, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Amortization expenses amounted to $4,108, $8,153 and $5,137 for the years ended December 31, 2023, 2022 and 2021, respectively.

During the year ended December 31, 2022 Creative Live acquired additional courses in the amount of $175.

The estimated future amortization of intangible assets as of December 31, 2023 was as follows:

2024	$2,426
2025	2,057
2026	1,909
2027	1,883
2028 and thereafter	2,447
$10,722

Note 8: - Derivatives and hedging

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $55,000 and $64,000 as of December 31, 2023 and 2022, respectively.

The fair value of the Company’s outstanding contracts amounted to an asset of $971 and a liability of $87 as of December 31, 2023, and an asset of $60 and a liability of $1,444 as of December 31, 2022.

These assets and liabilities were recorded under other receivables and other account payables and accrued expenses respectively.

Losses of $4,085 and $4,082, and gains of $1,160 were reclassified from accumulated other comprehensive loss (income) during the years ended December 31, 2023, 2022 and 2021, respectively.

Such gains and losses were reclassified from accumulated other comprehensive loss when the related expenses were incurred. These gains and losses were recorded in the consolidated statements of operations were as follows for the years ended:

	December 31,
	2023	2022	2021
Cost of revenue	$336	$123	$(35)
Research and development	2,015	2,640	(717)
Sales and marketing	826	1,025	(266)
General and administrative	908	294	(142)
	$4,085	$4,082	$(1,160)

In addition, for the years ended December 31, 2023 and 2022 losses of $395 and $875, respectively, were reclassified from other comprehensive loss to financial income (expenses), net in connection with forecasted transactions not probable of occurring.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 9: - Other account payables and accrued expenses

Other payable and accrued expenses consisted of the following as of:

	December 31,
	2023	2022
Accrued expenses and other	$26,709	$24,859
Accrued payroll and government authorities	16,906	14,705
Tax withholding in connection with employees’ exercises of share options and vested RSUs	408	320
Derivatives	87	1,444
	$44,110	$41,328

Note 10: - Leases

The Company leases office spaces under non-cancellable operating lease agreements in Israel and the U.S. The initial term for the operating lease of the Company’s office space in Israel was until December 2021, however, the Company utilized a five-year renewal option such that the agreement will expire in December 2026. The operating lease for the office space in the U.S expires in June 2025 and has no renewal option. The Company subleases a portion of its Israel office space.

The components of operating lease cost recorded under operating expenses for the year ended December 31, 2023, 2022 and 2021 were as follows:

	December 31,
	2023	2022	2021
Fixed cost and variable cost that depend on an index	$2,689	$3,312	$3,258
Impairment of lease ROU asset	211	-	-
Short term lease cost	76	23	136
Sublease income	(1,293)	(434)	(705)
	$1,683	$2,901	$2,689

Weighted average remaining lease term as of December 31, 2023	2.89 years
Weighted average discount rate	2.59%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Cash payments related to operating lease liabilities for the years ended December 31, 2023, 2022 and 2021, were $3,374, $ 3,624, and $ 3,855, respectively

The minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2023, were as follows:

2024	$2,544
2025	2,349
2026	2,208
2027 and after	-
Total undiscounted lease payments	7,101
Less: imputed interest	(48)
Present value of lease liabilities	$7,053

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

As of December 31, 2023 and 2022, the Company is not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

Note 12: - Convertible notes

a.	Convertible notes

In October 2020, the Company issued $460,000 aggregate principal amount, 0% coupon rate of convertible notes due on 2025 (inclusive of an additional $60,000 aggregate principal amount of such notes pursuant to the exercise in full of the over allotment option of the initial purchasers). The convertible notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, per share per $1 principal amount of convertible notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The convertible notes are senior unsecured obligations of the Company. The convertible notes mature on November 1, 2025, unless earlier repurchased, redeemed or converted.

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

The Company may, at any time and from time to time, redeem for cash all or any portion of the convertible notes, at the Company’s option, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed.

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

Issuance costs attributable to the debt and equity components prior to the adoption of ASU 2020-06 were $9,969 and $2,842, respectively. The effective borrowing rate of the debt component of the convertible notes was 5.1%. This borrowing rate was based on the Company’s synthetic credit risk rating determined by a third-party appraiser.

The annual effective interest rate of the debt component following the adoption of ASU 2020-06 is 6.7%.

During and as of the year ended December 31, 2023, the conditions allowing holders of the convertible senior notes to convert were not met, therefore the notes were classified as long-term liability.
The net carrying amount of convertible notes as of December 31, 2023 and 2022 were as follows:

	December 31,
Debt component:	2023	2022
Principal amounts	$460,000	$460,000
Unamortized issuance costs	4,695	7,236
Net carrying amount	$455,305	$452,764

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Financial expenses related to the convertible senior notes for the year ended December 31, 2023, 2022 and 2021 were as follows:

	December 31,
	2023	2022	2021
Amortization of discount	$-	$-	$19,473
Amortization of issuance costs	2,541	2,527	556
	$2,541	$2,527	$20,029

b.	Capped call

In connection with the pricing of the convertible notes and the exercise of the over allotment option, the Company entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions cover, collectively, the number of the Company’s ordinary shares underlying the convertible notes, subject to anti-dilution adjustments substantially similar to those applicable to the convertible notes. The capped call has an initial strike price of $213.57 per ordinary share, subject to certain adjustments, which corresponds to the approximate initial conversion price of the convertible notes. The cap price of the capped call is initially $305.1 per ordinary share and is subject to certain adjustments under the terms of the capped call.

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

Note 13: - Other non-current liabilities

Other non-current liabilities consisted of the following as of:

	December 31,
	2023	2022
Deferred tax liabilities	1,805	474
Other	813	1,085
	$2,618	$1,559

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 14: - Shareholders’ equity

a.
On June 2, 2020 the Company closed a follow-on offering whereby 2,300,000 ordinary shares were sold by the Company to the public, (inclusive of 300,000 ordinary shares pursuant to the full exercise of an over allotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $129,853 net of underwriting discounts and other offering costs.

b.	Holders of ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors.

c.	Share options and RSUs:

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

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,80754 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become un-exercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined, prior to January 1 of a calendar year; provided, however, that no more than 14,820,484 shares may be issued upon the exercise of incentive stock options, or ISOs.

Each share option granted under the 2019 Plan expires no later than seven years from the date of grant. The vesting period of the share options is generally four years.

As of December 31, 2023 1,476,818 restricted share units were outstanding under the 2019 Plan and the total of 1,737,003 ordinary shares was available for future grants under the 2019 Plan.

The following table summarizes the status of the share options as of and for the year ended:

	December 31, 2023
	Number of share options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at the beginning of the year	3,096,214	52.54	5.10
Granted	711,272	34.21
Exercised	(363,291)	7.78
Forfeited	(31,914)	94.92
Outstanding at the end of the year	3,412,281	52.52	4.66
Exercisable at the end of the year	2,324,545	45.38	4.18

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The weighted-average grant-date fair value of share options granted was $18.17 , $25.24 and $130.95 per share for the years ended December 31, 2023, 2022 and 2021, respectively.

The fair value of these share options was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2023	2022	2021
Volatility	56% – 58%	54% – 57%	50% – 55%
Expected term in years	3.78 – 5.23	3.78 – 4.56	3.67 – 4.61
Risk-free interest rate	3.37% – 4.22%	1.87% – 4.4%	0.43% – 1.11%
Estimated fair value of underlying ordinary shares	20.5 – 39.35	27.55 – 81.03	170.35 – 323.10
Dividend yield	0%	0%	0%

The share options outstanding under the 2011 plan as of December 31, 2023, have been separated into exercise price groups as follows:

	Outstanding		Exercisable
Exercise price	Number of share options	Weighted average remaining contractual life(in years)	Number of share options	Weighted average remaining contractual life(years)
$1.74-$5.15	275,414	1.87	275,414	1.87
$5.16-$11.81	305,106	4.53	305,106	4.3
$11.82-$15.62	526,063	5.02	525,313	5.02
$15.63 -$25.31	359,221	3.61	359,971	3.61
$25.32-$27.87	363,263	5.21	148,158	3.44
$27.88-$36.29	312,238	5.73	108,912	5.74
$36.30-$38.29	412,933	6.14	77,414	6.14
$38.30-$84.27	272,106	4.03	204,240	3.87
$84.28-$227.06	235,457	5.12	104,311	5.11
$227.07-$243.50	350,480	4.41	215,706	4.39
Total	3,412,281	4.66	2,324,545	4.18
Aggregate intrinsic value	$22,065		22,052

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $8,146, $10,873 and $142,419 for the years ended December 31, 2023, 2022 and 2021, respectively.

The grant-date fair value of vested share options was $20,802, $23,346 and $25,536 for the years ended December 31, 2023, 2022 and 2021, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The following table summarizes the status of RSUs as of and for the year ended:

	December 31, 2023
	Number of RSUs	Weighted- average grant date fair value
Outstanding at the beginning of the year	1,136,128	96.49
Granted	1,206,151	35.80
Vested	(595,882)	79.38
Forfeited	(269,579)	75.33
Outstanding at the end of the year	1,476,818	57.76

h.	Employee Share Purchase Plan:

In August 2020, the Company adopted the 2020 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2023, a total of 1,004,211 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.

During 2023, 157,222 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2023	2022	2021
Volatility	66.4-97.6%	86.4-97.6%	86.0-86.4%
Expected term in years	0.5	0.5	0.5
Risk-free interest rate	4.24-4.96%	0.08-4.24%	0.03-0.08%
Estimated fair value of underlying ordinary shares	26.40-206.07	35.36-206.07	131.88-206.07
Dividend yield	0%	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Share-based compensation costs are recorded in the consolidated statements of operations for the years ended:

	December 31,
	2023	2022	2021
Cost of revenue	$2,497	$2,520	$1,436
Research and development	24,310	23,828	20,008
Sales and marketing	13,304	17,196	14,106
General and administrative	28,587	28,211	19,857
	$68,698	$71,755	$55,407

The total unrecognized share-based compensation cost as of December 31, 2023 was $ 112,772, which will be recognized over a weighted-average period of 2.21 years.

Note 15: - Financial income (expenses), net

	Year ended December 31,
	2023	2022	2021
Bank charges and other financial expenses	$(185)	$(596)	$(134)
Amortization of discount and issuance costs of convertible notes	(2,541)	(2,527)	(20,029)
Derivatives and hedging	(395)	(875)	-
Exchange rate gain (loss), net	131	1,141	(1,273)
Amortization of premium and accretion of discount on marketable securities, net	730	(6,385)	(7,903)
Interest income, net	22,423	12,866	9,826
	$20,163	$3,624	$(19,513)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 16: - Income taxes

Fiver International Ltd.’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Income (loss) before income taxes:

The following are the domestic and foreign components of the Company’s income (loss) before income taxes for the years ended:

	December 31,
	2023	2022	2021
Domestic	$9,034	$(62,905)	$(58,166)
Foreign	(3,980)	(8,005)	(6,687)
	$5,054	$(70,910)	$(64,853)

b.	Income taxes:

The following are the domestic and foreign components of the Company’s income taxes for the years ended:

	December 31,
	2023	2022	2021
Domestic	$1,025	$632	$-
Foreign	348	(55)	159
	$1,373	$577	$159

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The principal components of the Company’s deferred tax assets are as follows for the years ended:

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$12,800	$38,850
Research and development expenses carryforward	6,624	3,989
Accrued and other	1,730	7,369
Share-based compensation	10,514	12,674
Operating lease liabilities	903	2,173
Total deferred tax asset before valuation allowance	32,571	65,055

Valuation allowance	(30,718)	(61,779)

Total deferred tax asset after valuation allowance	$1,853	$3,276

Deferred tax liabilities:
Operating lease ROU assets	(853)	(2,097)
Convertible notes	-	(102)
Acquired Intangible assets	(879)	(1,060)
Accrued and other	(121)	(17)
Total deferred tax liability	$(1,853)	$(3,276)

Net deferred taxes	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been provided.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2023	2022	2021
Income (loss) before income taxes	$5,054	$(70,910)	$(64,853)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit (expense)	(1,162)	16,309	14,916
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	28,376	(4,491)	(4,474)
Impact of preferred enterprise on deferred taxes	(17,163)	-	-
Effect of entities with different tax rates	(51)	(145)	(28)
Non-deductible expenses	(6,903)	(12,433)	(11,501)
Impact of different tax rate on temporary differences	4,252	-	(462)
Excess tax benefit on stock based compensation	607	593	1,562
Prior years	420	-	-
Write-off of NOL due to limitation on utilization	(8,305)	-	-
Uncertain tax provision	(1,111)	(302)	-
Other	(333)	(108)	(172)
Effective income taxes	$(1,373)	$(577)	$(159)

e.	Net operating loss carryforward:

As of December 31, 2023, there are no remaining Net Operating Losses (“NOL”) for Israeli tax purposes. The Company also had a NOL carryforward for U.S. tax purposes of approximately $34,535 as of December 31, 2023. NOL’s for U.S. Federal income tax purposes (“Federal NOL’s”) generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. Federal NOL’s originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. Federal NOL’s generated after December 31, 2017, have an infinite carryforward period and are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All of the federal NOL’s of the Company are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of ClearVoice, Working Not Working, Inc. and CreativeLive.

f.	Basis of taxation:

The Israeli corporate tax rate was 23% for the years ended December 31, 2023, 2022 and 2021.

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

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in “Beneficiary Enterprise.” In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The Company has not provided deferred tax liability on future distributions of tax-exempt earnings, as the Company intends to reinvest any income derived from its Beneficiary Enterprise program and not to distribute such income as a dividend. Accordingly, such earnings (amounting to $18,819 as of December 31, 2023) have been considered to be permanently reinvested. If these earnings will be distributed, they will be taxed at the applicable corporate tax rate of 23%.

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

In December 2016, pursuant to amendment No. 73 to the law, the tax rate on preferred Technological Enterprise income was reduced to 12%. The Company evaluated the scope of the amendment, and expects to utilize it starting from 2024.

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

g.	Tax assessments:

As of December 31, 2023, the Company had open tax years for the periods between 2018 and 2023 in Israel and for the periods between 2020 and 2023 for the U.S. subsidiaries. The Company has NOL in the U.S. from prior tax periods which may be subject to examination in future periods.

h.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax positions is as follows:

	December 31,
	2023	2022
Opening balance	$1,433	$393
Decrease related to previous years tax positions	-	(393)
Increase related to previous years tax positions	251	590
Increase related to current year tax positions	1,027	843
Closing balance	$2,711	$1,433

The amount for the year ended December 31, 2023 and 2022 includes $1,148 and $910, respectively, unrecognized tax benefits. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 17: - Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows for the years ended:

	December 31,
	2023	2022	2021
U.S.	$178,450	$172,704	$154,360
Europe	95,593	84,484	77,019
Asia Pacific	54,400	48,585	38,437
Rest of the world	29,664	28,153	24,991
Israel	3,268	3,440	2,855
	$361,375	$337,366	$297,662

Property and equipment, net and ROU assets by geographical areas was as follows:

	December 31,
	2023	2022
Israel	$10,622	$13,714
U.S. and other	833	1,023
	$11,455	$14,737