Form 20-F
period 2024-12-31
Fiverr International Ltd.
filed 2025-02-19
CIK 1762301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 35,844,114 ordinary shares.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, and references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We define certain terms used in this Annual Report as follows:

●	“Annual active buyers” as of any given date means buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations.

●	“Buyers” means users who purchase digital services.

●	“Gig” or “Gigs” means the services offered on the Fiverr marketplace.

●
“Marketplace Gross Merchandise Value” or “GMV” means the total value of transactions ordered through our marketplace, excluding value added tax, goods and services tax, service chargebacks and refunds.

●	“Sellers” or “freelancers” means users who offer Gigs or digital services.

●	“Annual spend per buyer” as of any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date.

●	“Marketplace take rate” for a given period means marketplace revenue for such period divided by GMV for such period.

When we refer in this Annual Report to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services. The Company is updating the definitions of annual active buyers, GMV, annual spend per buyer and marketplace take rate to align with our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics will now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial. For further information see Item 5. “Operating and Financial Review and Prospects.”

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report also contains estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, industry outlook, buyer cohort behavior, expected trends and financial performance indicators, macroeconomic conditions, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

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

●
adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services;

●
our growth mainly depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business;

●	we have incurred net losses in the past, and we may not be able to generate sufficient revenue to maintain profitability or positive net cash flow generated by operating activities;

●	if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

●	if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

●	if traffic to our websites declines for any reason, our growth may slow or stall;

●	if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

●	we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

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

●	our business may suffer if we do not successfully manage our current and potential future growth;

●	our user growth and engagement on mobile devices are dependent on decisions and developments in the mobile device industry over which the Company has no control;

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

●
any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition; and

●
competition for highly skilled technical and other personnel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

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

Risks relating to our business and industry

Adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services.

Adverse macroeconomic conditions, including inflation, slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, currency fluctuations, increased geopolitical risks such as the wars between Israel and its neighboring countries and regions and between Russia and Ukraine, have affected the U.S. and global economy during 2024 and can adversely impact consumer and businesses confidence and spending and materially adversely affect demand for the digital services offered on the Company’s platform.

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

In addition, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the new U.S. presidential administration.

Our growth mainly depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business.

The size of our community of users, including both buyers and freelancers, is critical to our success. While we have experienced strong growth in the number of annual active buyers on our platform since inception, recently the number of annual active buyers has been declining and future growth could be volatile and differ significantly from one year to another. Many factors impact the buyer growth, and we cannot accurately predict or guarantee annual active buyer growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to a general decrease in spending or otherwise as a result of a global recession, could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality freelancers and increase the quantity and quality of services posted on our marketplace. A key factor in attracting and retaining freelancers, in turn, is maintaining and increasing the number of buyers using our platform. Thus, achieving growth in our community of buyers and freelancers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users. We may also need to modify our pricing model to attract and retain such users.

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

We have incurred net losses in the past, and may not be able to generate sufficient revenue to maintain profitability or positive net cash flow generated by operating activities.

During 2024, we incurred a $15.8 million operating loss, however, we achieved net income of $18.2 million and operating net cash flow of $83.1 million. We may not be able to generate sufficient revenue to sustain profitability, or positive net cash flow generated by operating activities. We expect to continue the development and expansion of our business, and we expect our operating expenses to increase over the next several years as we hire additional personnel, retain existing personnel in a competitive market and continue to enhance the functionality of our platform and introduce new solutions. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, or interest rates decrease, we may not be able to maintain profitability or to maintain or increase net cash flow from operating activities on a consistent basis.

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

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. In particular, in recent years, increasing attention has been given to corporate activities related to environmental, social and governance (ESG) matters including increasing attention on climate change and diversity, equity and inclusion matters, from stakeholders with varied views on these topics. Companies and brands that do not adapt to or comply with expectations, standards, and regulations on ESG matters as they continue to evolve, are perceived to have not responded appropriately in relation to ESG issues, or are alleged not to achieve the ESG standards, targets or commitments that they publicly state (often referred to as “greenwashing”), may suffer from reputational damage. Regulation (including emerging regulation) may require additional ESG public disclosures and this may increase the risk of such damage. In addition, any unfavourable media coverage or negative publicity about our industry or Company and any errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platforms may also cause us reputational damage. If our brand is harmed due to negative publicity we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Further, activities of users, customers or suppliers or the content of our freelancers' shops could damage our brand, subject us to liability, and harm our business and financial results. Activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platform by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. Users and suppliers using the platform may also operate businesses in regulated industries, which are subject to additional scrutiny, increasing the potential liability we could incur. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

The market for freelancers and the services they offer is relatively new, rapidly evolving and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses and individuals to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses and individuals may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work, or security or quality concerns. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, particularly demand for information technology services, including as a result of macroeconomic conditions related to a global recession or otherwise, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners’ technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. For example, with the growing propensity of our users to use mobile devices as their main devices, we will need to continue modifying and updating our mobile apps to successfully manage the transition of our users to mobile devices. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our platform may be greater than the short-term, and potentially the total, returns from these new offerings.

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

●	software and business services companies focused on talent acquisition, management or staffing management products and services;

●	businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services; and

●	software companies focused on providing technological solutions driven by AI.

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

Furthermore, the rapid advancements in AI may present challenges for our industry. There is a risk that the evolving AI landscape could reduce the demand for some of our simple service offerings within the writing, translation, and graphic and design verticals. As we continue to invest in and expand our AI related services, we are fully aware of the complexities and the competitive nature of this area. We are also attentive to the evolving regulatory environment surrounding AI. Our ability to successfully adapt and incorporate AI technologies and related services into our product offerings in a timely, effective, and compliant manner is critical. Failure to do so may result in a competitive disadvantage, potentially reducing the demand for our services and adversely affecting our business performance.

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

Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, enforcement actions, administrative fines and potential liability. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our or our third-party partners’ security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, including potential contractual liability, in all cases that may not always be limited to the amounts covered by our insurance. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures.

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

For example, in the European Economic Area, or the EEA, and the UK, we are subject to the EU General Data Protection Regulation, or EU GDPR, and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, together the UK GDPR (the EU GDPR and UK GDPR together referred to as the “GDPR”). The GDPR imposes stringent data protection compliance requirements and provides for significant penalties for noncompliance in the EEA and UK. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under both the EU GDPR and the UK GDPR, we could be fined under each of those regimes independently in respect of the same breach (including possible fines of up to the greater of €20 million / £17.5 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR and requirements to change our processing operations). In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement actions, assessment notices (for a compulsory audit) and/or civil claims (including class actions). We are taking steps to comply with the GDPR, but this is an ongoing compliance process. We are also subject to evolving EU and United Kingdom (UK) privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions, and reputational damage.

Additionally, over a dozen states have adopted or are considering new or modified privacy and security laws. These laws create a patchwork of legislation and regulation that impose heightened transparency obligations about data collection, use, and sharing practices, add restrictions on the “sale” or transfer of personal information to third parties for purposes such as advertising or analytics, create new data privacy rights for consumers including the ability to limit the use of personal information for advertising, and carry significant enforcement penalties for non-compliance, including monetary and injunctive relief. This patchwork may also give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

Moreover, U.S. and other state laws, as well as other legal and regulatory developments across jurisdictions are making it easier for individuals protected by those laws to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, and more generally, provide them more control of their data, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission, or the FTC, to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework.

In addition, failure to comply with the Israeli Privacy Protection Law, 1981, or the Israeli Privacy Law, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to enforcement actions, civil claims (including class actions), fines and penalties. Amendment 13 of the Israeli Privacy Law, which will enter into effect in August 2025, will increase monetary sanctions significantly, that in certain cases may reach millions of NIS, for breaching the Israeli Privacy Law and will expand the Israeli Privacy Protection Authority investigation and enforcement authority.

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

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the EEA, UK and Switzerland, to third party countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel, which was re-affirmed by the EU Commission on January 15, 2024, confirming the adequacy of the level of protection of personal data in Israel as an “adequate” country) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under applicable privacy law.

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

A growing portion of our users access our platform through mobile devices. The Company’s ability to maintain and grow its business will be impaired if mobile connected devices, mobile operating systems, networks, standards and content distribution channels, which run by operating system providers and app stores, develop in ways that prevent the Company’s products and services from being delivered to their users.

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

Additionally, there is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. In order to deliver a high-quality mobile user experience, it is important that our platform is designed effectively and works well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, our users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices, our users choose not to access or use our platform on their mobile devices or our users use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

We have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our pricing model could materially and adversely affect our business.

We currently primarily derive our revenue from marketplace commission and other services. If we are unable to maintain a large community of users or we are unable to respond successfully to technological or industry developments, or if for any other reason the perceived value of our platform to freelancers or buyers is adversely affected, we may be forced to lower our marketplace take rate. Our marketplace take rate may also fluctuate from period to period.

In recent years, we implemented changes to our pricing model, including our marketplace take rate. As a result, we have only limited experience with our current pricing model, which makes it difficult to evaluate our business and future prospects and to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platform and attract and retain users, as well as increasing competition and increasing expenses as we continue to grow our business. As a result, we may from time to time decide to make further changes to our pricing model due to a variety of factors, including changes in the market for our platform and competitors introducing new products and services. We may not be successful in addressing these and other challenges we may face in the future and changes to our pricing model may, among other things, result in user dissatisfaction and could lead to a loss of users on our platform.

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

We may continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

●	recruiting and retaining talented and capable employees and contractors outside of Israel and the United States, and maintaining our company culture across all of our offices;

●	recruiting and retaining contractors in Ukraine, which is currently affected by the war with Russia;

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

Online businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses and payment processing fees. As we have established the technology and network infrastructure to support our platform, the incremental cost associated with sellers adding new services is relatively insignificant. However, if we are unable to maintain economies of scale our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

●	fluctuations in currency exchange rates, inflation and interest rates;

●	general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future;

●
catastrophic or geopolitical events in countries where we currently have significant numbers of users, or where we currently operate, which could lead to power and Internet shortages, that could prevent users from the ability to use our platform;

●	geopolitical risks such as the wars between Israel and its neighboring countries and regions and between Russia and Ukraine; and

●	pandemics, epidemics or global health emergencies.

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

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. On November 16, 2022, the Digital Services Act, or the DSA, came into force in the EU. The majority of the substantive provisions of the DSA have taken effect on February 17, 2024, and govern, among other things, our potential liability for illegal services or content on our platform, obligations around traceability of business users, and require enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). In particular, if we present information about services in a way that would lead an average consumer to understand the service is provided by us directly, rather than by a third-party merchant, we may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. The DSA may increase our compliance costs, require changes to our user interfaces, processes, operations, and business practices which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operations and financial condition. In particular our obligations to diligence the services offered on our platform could require significant additional resources. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the platform to comply with the DSA. Similarly, in the UK, the Online Safety Act 2023, or the OSA, establishes an extensive regulatory framework for user-to-user services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the OSA can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater).

The Network and Information Systems Directive II, or NIS2, came into force in January 2023, and building on the original Network and Information Systems Directive, or NIS1, aims to improve the cyber security and resilience capability of organisations that contribute towards critical national infrastructure by imposing obligations including cybersecurity risk management, incident reporting, management responsibilities and registration requirements on in-scope entities. EU Member States were required to adopt NIS2 into national law by October 17, 2024. Once fully in force, national laws implementing NIS2 may require us to modify our cybersecurity practices and policies and we could incur substantial costs as a result.

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

Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition.

We leverage new technologies and platforms to improve business effectiveness, including use of AI technologies. The AI regulatory landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the use of AI. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business.

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. For example, California and other states have implemented, or are in the process of implementing, laws, rules, and regulations that impose obligations on the use of automated decision making.

In Europe, on August 1, 2024, the EU Artificial Intelligence Act, or the EU AI Act, entered into force and established a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements under the EU AI Act will apply from August 2, 2026. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and – depending on the AI use case – includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU Member State national law by December 2026. This Directive extends the EU’s existing strict product liability regime to AI technologies and AI-enabled products and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act and the EU Product Liability Directive will have a material impact on the way AI is regulated in the EU, and together with developing guidance and/or decisions in this area, likely to affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

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

Moreover, we believe our success has depended, and our future success depends, on the efforts of our senior management, including Micha Kaufman, our Founder and Chief Executive Officer. There can be no assurance that the services of any of these individuals will continue to be available to us in the future. We do not carry any key man life insurance policies on any of our executive officers.

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

We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We rely to some extent on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. A successful infringement claim against us could result in monetary liability or a material disruption in our business. Although we require our employees not to infringe others’ intellectual property, we cannot be certain that our platform and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. Additionally, third parties may assert that we are directly or secondarily liable because a user of ours offered or sold products or services, or engaged in other conduct that infringes, misappropriates, or otherwise violates their intellectual property or other proprietary rights.

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

Our business depends on buyers and freelancers transacting through our platform. Despite our efforts to prevent them from doing so, users may circumvent our platform and engage with or pay each other through other means to avoid the marketplace fees that we charge on our platform. In addition, our efforts to reduce circumvention by buyers and freelancers may be costly or disruptive to implement and may fail to have the intended effect or have an adverse effect on our brand or user experience. Additionally, such efforts may reduce the attractiveness of our platform, divert the attention of management or otherwise harm our business.

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

Our reliance on third parties in connection with our dropshipping platform exposes us to significant risks that could adversely affect our business operations.

The fulfillment of orders on our dropshipping platform is heavily dependent on third-party suppliers and logistics providers. These partners are responsible for sourcing products and ensuring their timely delivery to the buyers of our users. Any disruption in their operations can directly impact our ability to fulfill orders, leading to delays, cancellations, and customer dissatisfaction. Several factors could contribute to fulfillment issues, including supply chain disruptions, inventory shortages, shipping delays, and logistical challenges. If our suppliers face production or distribution problems, or if logistics providers encounter transportation or delivery obstacles, our service quality could be compromised.

Additionally, if any of our partners decide to cease working with us or prioritize other clients, we may struggle to find alternative solutions quickly.

Moreover, we rely on these partners to adhere to legal and regulatory standards related to product quality and safety. Any failure on their part to comply with these standards could result in legal liabilities for us and damage our reputation.

If we are unable to effectively manage our relationships with third-parties, or if these partners fail to perform as expected, it could significantly affect our business operations.

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

Our users have a global footprint that subjects us to the risks of being found to do business internationally. We have users located in over 160 countries, including some emerging markets where we have limited experience, where challenges can be significantly different from those we have faced in more developed markets and where business practices may create greater internal control risks. Because our platform is generally accessible by users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws. Laws outside of the United States and Israel regulating internet, digital services, payments, escrow, privacy and data protection, AI, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, worker classification, background checks and recruiting and staffing companies, among others, which could be interpreted to apply to us, are often less favorable to us than those in the United States and Israel, giving greater rights to competitors, users and other third parties.

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

In addition, since we operate on a global basis, political, economic and security conditions in countries in which we operate or have users may limit our ability to provide our services. Specifically, the war between Russia and Ukraine and the war between Israel and its neighboring countries and regions may affect our business and operations in those regions.

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

We have acquired and may in the future acquire certain complementary businesses or technologies. For example, during 2024 we acquired AutoDS Ltd. and Praetolia Ltd. The success of any acquisition will depend upon several factors, including our ability to: identify and cost-effectively acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; retain and motivate key personnel; and effectively retain acquired users.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 3.2%, 3.0%, and 5.3% for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the NIS depreciated in relation to the U.S. dollar by 0.6%, 3.1% and 13.2%, respectively.

Our investment portfolio and other funds may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $411.0 million as of December 31, 2024. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development, or the OECD, and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting, or BEPS initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the EU’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar, which includes two interlocking rules: (1) the Income Inclusion Rule, and (2) the Undertaxed Payment Rule, that together comprise the Global Anti-Base Erosion, or the GloBE rules, is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

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

Further, there have been changes to tax laws in the United States (such as the United States Inflation Reduction Act of 2022, which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates) and there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. The new Trump administration has indicated that it plans to propose changes to the U.S. tax system. The precise nature of these proposals is unclear and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. Interpretations of existing legislation or the promulgation of new legislation could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

Risks relating to our indebtedness and capital structure

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

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses or repayment of our Convertible Notes. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. In addition, declines in the global economy, difficulties in the financial services sector and credit market, continuing geopolitical uncertainties and other macroeconomic factors all may affect the spending behavior of potential investors. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. We may lose our foreign private issuer status in the future, if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange, or the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2024, there were 35,844,114 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, or the Securities Act.

As of December 31, 2024, we had 2,489,312 ordinary shares available for future grant under our share option plans and 5,284,820 ordinary shares were subject to share options and restricted share units that were granted by us. Of this amount, 1,166,183 options were vested and exercisable as of December 31, 2024. In addition, as of December 31, 2024, we had 1,303,663 shares available for sale under our 2020 Employee Share Purchase Plan.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or the income test; or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In making this determination, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the Internal Revenue Service, or the IRS, has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our ordinary shares has in the past, and is likely to continue to fluctuate. Considering the volatile market conditions, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account, in addition to the trading value of our ordinary shares, a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2024. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, there is a significant risk that we would be treated as a PFIC for the taxable year ended December 31, 2024. There can be no certainty that the IRS will not challenge our position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2024. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our ordinary shares is likely to continue to fluctuate, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Whether we are treated as a PFIC in the current taxable year or in future taxable years will depend in part on how, and how quickly, we spend or otherwise utilize these passive assets. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares, regardless of whether we continue to be a PFIC in subsequent taxable years. We are not providing any U.S. tax opinion to any U.S. Holder concerning our potential PFIC status, and U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E. “Taxation— Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

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

As a public company we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Risks relating to our incorporation and location in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under Israeli law, and many of our employees, including our senior members of our management team, operate from our headquarters located in Israel. In addition, our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Following the October 7, 2023 attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this annual report, only several of our employees are called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax exemptions provided to a “Preferred Technology Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. In order to remain eligible for the tax exemptions provided to a “Preferred Technology Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the Preferred Technology Enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2024 was 23%. The tax exemption will be revoked if a dividend or deemed dividend is distributed, in which case a corporate tax rate of 23% will be applied. Deemed dividend can be considered as intercompany loans, investments, acquisitions or other activities as provided in section 51(b) in the Investment Law.

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

General risk factors

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated fluctuations in our results of operations;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

●	short selling activities;

●	changes in our marketplace take rate;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions, including the wars between Israel and its neighboring countries and regions and between Russia and Ukraine.

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

Our agent for service of process in the United States is C T Corporation System and its address is 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We believe our model has significantly reduced friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with hundreds of categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. In addition to the digital service catalog, we have also built a comprehensive talent database which not only includes sellers’ basic information such as where they are and the language they speak, but also intangible data on the level of their skills and the quality of their deliverables. Using either our search or navigation tools, buyers can easily compare and find talent and their service listings, and in turn purchase and fulfill their digital needs, ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing.

Our business is built at the cross-section of multiple secular trends. In an era where technology is changing every part of the economy, the majority of freelancing is still conducted offline in an opaque, old-schooled fashion. The shift from offline to online provides broader access to opportunities and a much more transparent and seamless experience to both talent and businesses. Second, as millennials become a major part of the labor force, talent is increasingly looking for purpose and flexibility. They want to choose where they work, when they work and what they do for work. As a result, how to build and engage a remote and flexible workforce is becoming a critical part of talent strategy for any businesses. Third, the rapid advancement of technology, from social media and cloud computing to the latest wave of Generative AI, are creating new skills and demand for talent with new skills. Fiverr provides our customers with differentiated value propositions so that they can fulfill their digital service needs with unmatched speed and convenience.

As a marketplace, we succeed when our buyers and sellers succeed. Our buyers include businesses of all sizes, and our sellers are a diverse group of freelancers and agencies from over 160 countries. Over the years, we have expanded the offerings on our platform to not only enable buyers and sellers to transact on our marketplace, but also provide them with a number of value-added services to help them grow their business. Our revenue primarily comprises two components: marketplace revenue and service revenue. In addition, we launched Fiverr Business Solutions, a comprehensive suite of professional solutions to enable larger businesses better engage with freelancers. This includes Fiverr Pro, our flagship product that caters to larger customers, provides a suite of advanced tools such as team accounts, reporting and budgeting tools and project management services. We have also developed multiple value-added products for our sellers to empower their entire freelance journey, including Fiverr Ads (formerly referred as Promoted Gigs) which allows sellers to advertise their services on our platform and Seller Plus, a subscription program that equips sellers with advanced tools, to name a few. In the year ended December 31, 2024, we generated services revenue of $88.4 million, representing 23% of our total revenue.

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

We have achieved significant growth and scale since inception. In the years ended December 31, 2024, 2023 and 2022, our revenue was $391.5 million, $361.4 million and $337.4 million, respectively, an 8% and 7% increase, respectively, and we incurred net income (loss) of $18.2 million, $3.7 million and ($71.5) million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time. For a description of the principal markets in which we compete, including a breakdown of total revenues see Item 5. “Operating and Financial Review and Prospects - Our Business Model”.

Our platform

Since inception, our vision has been to fundamentally transform the traditional freelancer hiring model into an e-commerce-like experience — seamless, efficient and frictionless. To achieve our vision, the marketplace is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We believe that our model reduces friction and uncertainties for our buyers while enabling our sellers to reach a global audience, enjoy more flexibility and choice of work and make more money. The key elements of our platform include:

Service-as-a-Product model. We operate a differentiated SaaP platform that allows sellers to offer services embedded with features that can be standardized and cataloged. Our marketplace enables digital services to be bought and sold in the same fashion as physical goods on an e-commerce platform, with predictable pricing, easy searches, standardized contracts, easy payment processes and streamlined delivery of the service. Upon purchasing a Gig on Fiverr, a buyer knows the scope, duration and price.

Comprehensive and diverse catalog. At the foundation of our marketplace is an expansive catalog of services that currently spans over hundreds of digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase digital services ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Each transaction on Fiverr is listed with a clearly defined scope, timeline and price, eliminating the frictions and inefficiency inherent in traditional solutions.

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

Tools and infrastructure. We built a comprehensive suite of communication and collaboration functions that our buyers and sellers utilize to communicate throughout the entire transaction lifecycle. We also provide a robust end to end technology infrastructure and tools to help our sellers manage key functions of their business on our platform, such as proposals and contracts, invoicing and payments, project management and marketing. We also invest in building an infrastructure for international expansion that allows us to roll out six non-English websites and provide multilingual support to our users.

Fiverr Business Solutions. We launched Fiverr Business Solutions to allow larger companies access and work with freelancers across multiple use cases and engagement scenarios. Fiverr Pro, our flagship product that caters to larger customers, provides a suite of advanced tools such as team accounts, reporting and budgeting tools and project management services.

Value-added services. We offer an ecosystem of value-added services that empowers our buyers and sellers to grow their business and be more successful. For example, Fiverr Ads is an advertising tool that allows sellers to promote their services on our platform. Seller Plus is a subscription program that equips sellers with advanced tools such as advanced analytics, advanced marketing capabilities, priority in customer support and access to success managers. AutoDS is an end-to-end dropshipping automation tool that allows our customers to track orders across channels, automate fulfillment and ultimately grow their e-commerce businesses. We also offer advanced financial tools such as faster withdrawal, local currency payout and cash advance to a select number of sellers.

Who we serve

Our buyers

Our buyers include individuals and businesses of all sizes and from various industries. In the year ended December 31, 2024, we served 3.6 million annual active buyers from over 160 countries across the globe.

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

Access to an expansive catalog of digital services. Our catalog of digital services has hundreds of categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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

Our sellers

Our sellers are a diverse group of freelancers who we believe value the flexibility and financial opportunity our platform provides. They range from individuals who use our platform to earn their full-time living to those who augment their income, as well as agencies who grow their business on the platform.

Our value proposition to sellers

Maximize project pipeline. Sellers on our marketplace do not need to bid to win a project. Instead, they list the service on our marketplace with a well-defined scope, duration and price, and our proprietary technology directly matches them with buyers who are looking for the service they provide. As a result, sellers can list their Gigs on our marketplace and focus on the work they love doing while maximizing their earning potential.

Flexibility and control. People increasingly want to choose where they work, when they work and what they do for work. Our platform embraces habitual changes in the workforce and provides freelancers with the ability to find work and offer their services from anywhere in the world at any point in time.

Frictionless payment processing. Getting paid on time after project completion has historically been an uncertain and time-consuming process for sellers. We eliminate this friction by working with third-party agents to collect the funds from the buyer at the time of purchase and timely release them to the seller upon project completion.

Credentialed storefront. We enable our sellers to professionally showcase their services to buyers, establish a track record, develop a buyer base and build a professional reputation on our platform. Our online seller forum, offline community events and Fiverr Learn, our e-learning platform, provide additional channels for our sellers to further enhance their skills and build their personal brand and digital storefront with us.

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

Success management and support. We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer care team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey. We take care of the entire buyer engagement, business development and marketing process for our sellers so they simply need to list their services on our marketplace and focus on the work they love to maximize their earning potential. For those sellers new to the business, we help them gain access to buyers so that they can quickly start developing their reputation. For the more experienced and professional sellers, we provide them with offerings such as Fiverr Ads and Seller Plus to help them grow their business on Fiverr.

Our products

Buyer experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

Home. Buyer’s homepage provides a personalized gateway for buyers to find talent and manage existing projects. Over the years, especially since we started investing in Fiverr Business Solutions and the introduction of LLM-based algorithms, we have expanded ways how buyers can express their needs and find talent that is tailored for their needs, including job postings with AI-assisted briefs and end-to-end project management services. We continue to develop Fiverr Neo, our proprietary AI and LLM technology, to address critical friction points along the buyer journey.

Search and discovery. Our SaaP model provides buyers access to an extensive catalog of services that they can compare and filter across parameters including service details, reviews and price. Each service includes the details of the service provided, the price, delivery timeframe and reviews from previous buyers, allowing buyers to make informed decisions based on their needs, budgets and tastes. Our search, browse and recommendation algorithms are designed to match each buyer’s search with the most relevant service and seller results. With each buyer interaction, our platform and machine learning algorithms enable us to offer more personalized recommendation carousels that are presented in relevant places along the buyer journey.

Personalized options. We believe many of our buyers are motivated by more than simply price and convenience; we believe they also value uniqueness and authenticity. On our marketplace, buyers enjoy a personalized experience and direct interactions with our sellers. As part of our Gig concept, buyers purchase ‘Packages’ associated with each Gig. Packages are tiered as Basic, Standard and Premium, each with different levels of service such as different word counts for a translation, video lengths for a video edit or number of revisions for a logo design. We facilitate further customization through custom orders. A buyer can request a custom order through our platform with his or her unique requirements. Sellers, in turn, can respond to the order request with custom offers, which are exclusive proposals, with the exact description of the service, price and time expected to deliver the service. For certain categories and Gigs, we also allow buyers to make recurring purchases through the subscriptions feature, or to break down a large project into multiple purchases through the milestones feature.

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

Upgrade to Pro | Orders

All messages

Ritika Allen 4 weeks
Me: Hi! I need some assistance...

Jaden Shore 2 months
Is it Included in the offer yo...

Olivia Wade 3 months
Sounds great, thanks!

Sam Green 3 months
Got it. could you let me kno...

Ritika Allen @Ritika

Last seen: Just now | Local time Sep 10, 9:08 AM

WE HAVE YOUR BACK

For added safety and your protection, keep payments and communications within Fiverr. Learn more

Me Jan 07, 2025, 2:59 PM

Hi, I need some assistance in creating a website for my online store. do you provide this kind of service?

Send message..

Send

About Ritika Allen

From	Ireland
On Fiverr since	Jan 2021
English	Native
German	Fluent

As a client | As a freelancer

Seller level	Level 1
Response rate	2h
Rating	★ 4.8 (200)

Related services

See More

Collaborate to Elevate

Do wordpress website with page with optimizations to...
by Nick

★ 4.8 (200) FROM $43

CLAY CREATIONS.

Create a customized landing page for your online shop
by June

★ 4.8 (200) FROM $55

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

Fiverr Pro. Fiverr Pro is a premium section of the marketplace where buyers can enjoy collaboration and administrative tools tailored for larger organizations. In addition, Fiverr Pro buyers can access a carefully curated freelancer catalog that is fully vetted by industry experts. For enterprise customers, Fiverr Pro allows customers to source and manage both on-demand and long-term freelancers in a consolidated manner, with integrated compliance and reporting tools.

fiverr pro.

Graphic & Design | Digital Marketing | Writing & Translation | Video & Animation | Music & Audio | Programing & Tech | Business Operations

/ Writing & Translation

Pro catalog | Full catalog

Showing Pro catalog results, offering you the **best hand-picked** freelancers for **any project**.

335 Pro freelancers for **Writing & Translation**

Articles & Blog Posts

- SEO Writing →
- Lifestyle Blogs →
- Informative & Educational Articles →
- Promotional Articles →
- Professional Industry Articles →
- Bulk Articles →

Language

Search language

MOST POPULAR

English | Spanish | German

Cameron Williamson Pro ★ 5.0 (1,441)

Professional Copywriting and Content Writing

United States | Offering consultation

Offers hourly rates | SEO writing | Blog writing | Copywriting | Creative writing | Content writing | +5

Clients keep coming back

From $330/project

Satisfaction guarantee

See profile

Bob Hawkins Pro ★ 4.9 (182)

Senior SEO Content Writer

United Kingdom

SEO writing | Travel blogging | Website content writing | Blog writing | Proofreading | Copy editing | +10

Highly responsive

From $100/project

Satisfaction guarantee

See profile

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

Advertising. To help sellers increase visibility and grow their business on Fiverr, we built an advertising tool, Fiverr Ads, that allows sellers to bid and win prime locations on our website through an auction mechanism. Fiverr Ads are cost-per-click, so sellers are charged only when their ads are viewed and clicked by the buyer. Sellers decide a daily budget and the maximum bid per click, and we also provide automatic bidding tools to help sellers optimize their bid price and maximize their exposure with minimum efforts on their part.

fiverr. Dashboard My Business Growth & Marketing Analytics $5,000

Fiverr Ads (previously Promoted Gigs)

You're promoting: **3 services, 2 professions**

Manage daily budget **($5)**

Last 30 days

Ad overview

Just now

IMPRESSIONS	CLICKS	ORDERS	SPEND	SALES
13,117	665	3	$23.2	$180

Ad performance

Available for promotion

Campaign	On/Off	CPC cap	Impressions	Clicks	Orders	CPC	Spend	Earnings
 Product designer Profession Recommended	On	$1.06	556	816	798	826	447	$406.27
 Create a branding package including logo Service Recommended	On	$1.06	426	647	274	429	423	$948.55
 Create a branding package including logo Service	Off	$1.06	185	177	540	877	196	$446.61
 Design eye-catching flyers and posters Service	Off	$1.06	536	600	740	703	453	$576.28

Learn how to optimize your ads

Seller Plus. Seller Plus is a subscription-based loyalty program which provides sellers with additional tools to help accelerate their business on our marketplace. Seller Plus subscribers have access to a dedicated customer success manager, advanced analytics features, faster payment clearance, customer engagement tools, and other exclusive benefits.

fiverr. Dashboard My Business Growth & Marketing Analytics $5,000

It's good to see you, Michael S.

Manage membership

Seller Plus: Standard

Explore the perks that come with Seller Plus.

Want to consult with Branda?
You can reach out to your success manager anytime.

Schedule a meeting | Send a message

Seller Plus benefits | Tips and insights

Performance highlights

A quick glimpse of key metrics.

Coupons

You've earned $1,022 from 28 orders placed with coupons.

Send a coupon

Average conversion rate

66.7%

See Gig performance

Top keyword

"resume writing" with **312,422** impressions

See Top keywords

Optimize your Gigs

Advanced analytics
Track your Gigs, understand your orders, and explore keywords.
View your analytics

Dedicated success manager
Gain guidance and advice for growth and marketplace success.

Highlighted reviews
Choose the reviews to feature at the top of your Gig page.
Learn more

Negative keywords
Prevent your Gigs from appearing in irrelevant search results.

Convert and retain customers

Buyer activity insights
Learn more about each buyer's activity on Fiverr.
Learn more

Coupons
Motivate new and repeat orders with discount coupons.
Learn more

New buyer promotion
Boost orders by offering a discount to first-time buyers.
Learn more

Take control of your business

Faster payments
Your earnings clear in 7 days instead of 14.
Learn more

Early Payout
Speed up the clearing period and get paid earlier. (Fee applies)*
Learn more

Request to order
Require customers to contact you before placing an order.
Learn more

Access support and new skills

Priority support
Get a response to your Help Center tickets in under 5 hours*.

Seller Plus forum
Swap strategies and discuss best practices in this exclusive forum.
Go to the Seller Plus forum

Develop your skills
Access your free 1-month CreativeLive membership.
Learn more

* Access to Early Payout is subject to compliance with Fiverr's Terms of Service and Community Standards. In certain situations, Early Payout will not be available until 48 hours after an order is completed.

** Occasionally, high request volume may affect response time.

Learning and education. On our proprietary learning platform, we provide sellers access to an education center with comprehensive information on how to grow as a freelancer as well as become a more effective seller on Fiverr. We offer tutorials and materials on the use of Fiverr infrastructure tools, allowing sellers to get the most out of their experience on our platform. This is supplemented by our Seller Help Center, which allows sellers to open tickets with customer support as well as access a comprehensive set of FAQs and how-to videos. We also provide access to a library of high quality educational content to help freelancers improve their skills and grow professionally.

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

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. We hold numerous registered trademarks in the United States and in foreign jurisdictions, including the EU, the UK, Australia, Brazil, Canada and Israel, that we consider material to the marketing of our products, including the trademarks Fiverr and Gig.

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

●	software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services;

●	businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services; and

●	software companies focused on providing technological solutions driven by AI.

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

Fiverr’s ESG approach and plan falls under the purview of our board of directors. Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our nominating, environmental, social and governance committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters.

During 2024, we continued with our four core pillars that outline some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

●	Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

●	Marketplace integrity and ethics: holding high standards for quality and integrity in our marketplace;

●	Empowering our people: building an inclusive workforce and company culture; and

●	Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

Our 2023 ESG report details the progress we have achieved and our initiatives under each of the pillars above. We continue enhancing our ESG program from year to year and we have developed ESG-related key performance indicators and metrics for our reporting and to track our progress.

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

Data protection and cybersecurity

We hold certain personal data of our users, including their name, username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), taxpayer information and forms, profession and education, location, authentication information (including copy of identification documents), social media account log in details and additional information regarding the use of Fiverr’s platform (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our platform), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees, job applicants and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” under Israeli Privacy Law, we must comply with various obligations, including notifying data subjects about personal data collection and usage, obtaining informed consent, restrictions on cross-border data transfers, conditions and restrictions regarding direct mail, data subject rights, and meeting data security requirements. The Israeli Privacy Protection Regulations (Data Security) 2017 govern how personal data is processed, stored, and secured. The Privacy Protection Authority (PPA) conducts periodic inspections on many different business sectors without any suspicion of a breach of the Israeli Privacy Law. In case the PPA reveals irregularities with respect to our compliance, we may need to take certain remedial actions to rectify such irregularities, which may increase our costs. In addition, in case of noncompliance with Israeli Privacy Law we may be exposed to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Starting from August 2025, Amendment 13 will introduce stricter sanctions for non-compliance, potentially reaching millions of NIS.

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

United States

A number of new U.S. state data privacy laws, as well as legislative proposals pending before the U.S. Congress and various state legislative bodies, concerning data protection could affect us. For example, over a dozen states have adopted or are considering new or modified privacy and security laws. This patchwork may also give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

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

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the EU and UK, informed consent is required for the placement of certain cookies on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. Compliance with these laws is constantly evolving, resource intensive and time consuming, and companies that do not comply with these laws may face significant liabilities.

On December 16, 2020, the EU published a new cybersecurity strategy which aims at adapting online and offline security requirements in response to growing interconnectedness and digitalization. In December 2022, the Directive (EU) 2022/2555 of the European Parliament and of the Council of December 14, 2022 on measures for a high common level of cybersecurity across the Union, amending Regulation (EU) No 910/2014 and Directive (EU) 2018/1972, and repealing Directive (EU) 2016/1148 (NIS 2) was published in the official journal of the EU. EU Member States were required to adopt the NIS 2 into national law by October 17, 2024, which may require us to modify our cybersecurity practices and policies and we could incur substantial costs as a result.

On August 1, 2024, the EU AI Act entered into force. It establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and – depending on the AI use case – includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purposes AI and foundation models and proposes fines for breach of up to 7% of worldwide annual turnover. In December 2024, the EU Product Liability Directive came into force and EU Member States must implement it into national law by December 2026. This Directive extends the EU’s existing strict product liability regime to AI technologies and AI enabled products and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act, the EU Product Liability Directive and developing guidance and/or decisions in this area is likely to affect our use of AI and our ability to provide and to improve our services and may require additional compliance measures and changes to our operations and processes, resulting in increased compliance costs, potential increases in civil claims against us, and could adversely affect our business, operation and financial condition

Digital Market and Consumer Protection

On November 16, 2022 the DSA entered into force. Most provisions of the DSA became applicable on February 17, 2024. The DSA focuses on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. The majority of the substantive provisions of the DSA govern, among other things, our potential liability for illegal services or content on our platform, obligations around traceability of business users, and require enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). As further guidance on the DSA is issued, it may require us to further modify our practices and policies and we could incur substantial costs as a result. In addition, failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. Similarly, in the UK, the Online Safety Act 2023 establishes an extensive regulatory framework for user-to-user services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition and failure to comply with the UK regime can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater).

C.          Organizational Structure

The legal name of our company is Fiverr International Ltd. and we are organized under the laws of the State of Israel. We have thirteen wholly-owned subsidiaries, as listed in Exhibit 8.1 to this Annual Report and is incorporated by reference into this Annual Report.

D.          Property, Plant and Equipment

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 5,000 square meters (approximately 53,800 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in December 2026.

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

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with hundreds of categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer generated reviews. Using either our search or navigation tools, buyers can easily compare and find talent and their service listings, and in turn purchase and fulfill their digital service needs, ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing.

In addition to enabling marketplace activities, we have also over the years expanded the offerings on our platform to include a number of value-added services to help our buyers and sellers to grow their business. This includes subscription products such as Seller Plus and AutoDS, advertising services such as Fiverr Ads, as well as other services such as financial and learning and development tools. We have also been investing in upmarket initiatives to attract more customers from bigger organizations with bigger spending budgets to spend on the platform. We have built Fiverr Pro, our flagship upmarket product, to enable these larger customers to access a fully-vetted talent pool, white-glove matching services, end-to-end project management services, as well as a suite of team collaboration, budget management, compliance and reporting tools.

We have reached a significant scale since founded in 2010. For the year ended December 31, 2024, our marketplace enabled a total transaction value, or marketplace GMV, of $1,097.6 million with an annual active buyer base of 3.6 million. Our revenue for the year ended December 31, 2024 was $391.5 million, including $303.1 million of marketplace revenue and $88.4 services revenue.

Our business model

Our revenue primarily comprises two components: marketplace revenue and service revenue. We generate marketplace revenue through transaction commissions paid by buyers and sellers based on orders completed on our marketplace. We generate services revenue from subscription products such as Seller Plus and AutoDS, advertising services primarily via Fiverr Ads, and other services such as financial or learning tools, all of which are optional value-added services to our customers.

For the years ended December 31, 2024, 2023 and 2022, our revenue was $391.5 million, $361.4 million and $337.4 million, respectively. Historically, our revenue growth has been driven by the growth of marketplace GMV as a result of growth in annual active buyers and annual spend per buyer, as well as the growth in value-added services. In 2024, the macroeconomic conditions including high inflation, high interest and volatile geopolitical environment has resulted in weak small to medium sized businesses, or SMB, sentiment and weak hiring demand across our industry. As a result, for the year ended December 31, 2024, marketplace GMV was $1,097.6 million, down 2.0% and marketplace revenue was $303.1 million, down 1.3%, compared to the year ended December 31, 2023. Our marketplace take rate, defined by marketplace revenue divided by marketplace GMV was 27.6%, compared to 27.4% in 2023. The slight increase in marketplace take rate was due to slight adjustments in fee structure on our marketplace. We believe we are able to command our marketplace take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. We believe our marketplace take rate is sustainable and reflects our competitive advantage against our competitors.

We have grown services revenue significantly over the past few years. For the year ended December 31, 2024, services revenue was $88.4 million, representing year-over-year growth of 62.5%. In 2024, services revenue represented 22.6% of our total revenue, up from 15.1% in 2023. The large, loyal buyer and seller base that we have built since 2010 provides a huge opportunity for us to expand the tools and services that we can sell to them beyond marketplace activities, in order to help them grow their business and become more successful. These value-added services in turn further deepen our customer relationship, build more loyalty around Fiverr’s overall platform, and strengthens our marketplace flywheel. We believe services revenue will increasingly become a bigger portion of our overall revenue mix and will serve as a strong growth driver for our business.

Large and strong buyer base

Since founded in 2010, we have built a strong and loyal buyer base. As of December 31, 2024, the number of annual active buyers on our marketplace was 3.6 million. We have increasingly focused on growing buyers with bigger spending capacity and expanding our wallet share among them. At the same time, we are experiencing industry wide headwinds in terms of weak SMB sentiment and slow hiring demand. These factors have resulted in smaller cohorts in recent years in terms of number of new buyers, but higher quality cohorts in terms of average annual spend per buyer. We believe this upmarket strategy is beneficial to our business in the long run.

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

Repeat buyers generally increase spend on our platform over time. For the year ended December 31, 2024, repeat buyers contributed 68% of our revenue on our marketplace, up from 66% in the year ended December 31, 2023. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

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

Marketplace revenue composition by annual cohort 2010-2024

2024
2023
2022
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2024 and 2023 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment, or tROI, which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period. We aim to achieve quarterly tROI of one year or less. Historically, over the past eight quarters ending December 31, 2024, we have been able to consistently achieve tROI of six months or less.

The second measure for our paid marketing efficiency is LTV/CAC, which is measured by the cumulative revenue to performance marketing investment ratio. Historically on average, we have been able to achieve a three-year LTV/CAC ratio of over 3x for cohorts joined in 2021 or earlier. Moreover, the older cohorts continued to generate a consistent revenue to our platform beyond the first three years. This consistent repeat purchase behavior underscores the loyalty and retention of our buyer base and allows us to drive more of our revenue from our existing buyer base over the years.

Growth in annual spend per buyer

We view the acquisition of a new buyer as a starting point for building a long-term relationship between the buyer and our marketplace. Once a buyer joins our platform, we aim to expand the relationship and increase engagement and spending activities from that buyer over time. Our focus on increasing the lifetime value of our buyers on our marketplace is reflected in three areas. First, we continue to build out our marketplace to facilitate more services and more complex projects, and higher quality sellers in order to provide a comprehensive solution for our buyers’ digital service needs. Second, our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. For example, it enables us to anticipate buyers’ future needs based on their buying behavior and provide category and service recommendations. Third, we continue to go upmarket in our marketing strategies to acquire higher lifetime value buyers at the top of the funnel.

We measure our buyer engagement using annual spend per buyer. Our annual spend per buyer as of December 31, 2024, was $302, up 9% from $278 as of December 31, 2023. For the year ended December 31, 2024, buyers who spent over $500 accounted for 65% of our marketplace revenue, up from 64% for the year ended December 31, 2023.

These annual spend per buyer growth trends demonstrate our success in expanding upmarket by offering a broader set of digital services, increasing engagement and lifetime value of our buyers, and growing the number of higher value Gigs and higher quality sellers on our platform through targeted marketing efforts.

Key financial and operating metrics

We monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

●
“Annual active buyers” means buyers who have ordered a Gig on the marketplace within the last 12-month period, irrespective of cancellations. An increase or decrease in the number of annual active buyers is a key indicator of our ability to attract and engage buyers.

●
“Annual spend per buyer” is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Annual spend per buyer is a key indicator of our buyers’ purchasing patterns and is impacted by an increase in our number of annual active buyers, buyers purchasing from more than one category, an increase in average price per purchase and our ability to acquire buyers with a higher lifetime value.

The following table sets forth our key performance indicators as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023	2022
Annual active buyers (in thousands)	3,630	4,027	4,201
Annual spend per buyer	$302	$278	$261

The Company is updating the definitions of certain of its key financial and operating metrics, including annual active buyers and annual spend per buyer to align with our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics will now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial.

Components of our results of operations

Revenue. Starting with the year ended December 31, 2024, we have begun categorizing our revenues into marketplace revenue and services revenue to enhance transparency in our financial reporting. Marketplace revenue includes transaction commissions paid by buyers and sellers based on orders completed on our marketplace. Service revenue is revenue from optional value-added services that we provide to our buyers and sellers, including subscription products such as Seller Plus and AutoDS, advertising services primarily via Fiverr Ads, and other services such as financial or learning tools.

Geographic Breakdown of Revenues. The following table sets forth the geographic breakdown of revenues for the periods indicated:

	2024	2023	2022
	(in thousands)
U.S	$191,705	$178,450	$172,704
Europe	104,319	95,593	84,484
Asia Pacific	60,912	54,400	48,585
Rest of the world	30,959	29,664	28,153
Israel	3,586	3,268	3,440
Total	$391,481	$361,375	$337,366

The following table summarizes disaggregated revenue by marketplace revenue and services revenue for the years ended:

	2024	2023	2022
	(in thousands)
Marketplace Revenue	$303,069	$306,981	$296,263
Services Revenue	88,412	54,394	41,103
Total	$391,481	$361,375	$337,366

Cost of revenue. Cost of revenue is mainly comprised of expenses related to payment processing fees, server hosting fees, costs of customer support personnel, contractors services, amortization expenses associated with acquired intangible assets and capitalized internal-use software. Cost of revenue also consists of personnel and the related overhead costs, including share-based compensation. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing fees, server hosting fees, payments to contractors services and employee-related costs that are required to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, processing fees, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and acquired intangible assets.

Research and development. Research and development expenses are primarily comprised of costs of the Company’s research and development personnel, related overhead costs, including share-based compensation, development related activities expenses including new initiatives, professional services and other business technology services. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

Sales and marketing. Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel and the related overhead costs, including share-based compensation for employees engaged in sales, marketing, advertising and promotional activities. A significant component is performance marketing investments such as user acquisition costs, branding costs, marketing campaigns and other media advertisements costs, and amortization of acquired intangible assets. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to drive revenue growth and to continue to increase our brand awareness. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily include overhead related costs, including share-based compensation of the Company’s executive, finance, legal, human resources and other administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, earn-out revaluation, other corporate expenses, as well as chargeback expenses and costs associated with fraud risk reduction, expenses related to allowance for doubtful accounts in the event of uncollectible account receivables balances and others. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will grow over time as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly listed company.

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

Tax benefit. The tax benefit relates to our activities in Israel, the United States, and other jurisdictions where we operate. It primarily consists of the appreciation of deferred tax assets resulting from the release of the valuation allowance. Additionally, taxes on income include amounts we either pay or accrue as a result of our global operations. As of December 31, 2024, we utilized approximately $19.7 million of our carryforwards net operating loss for Israeli tax purposes. Additional $16.8 million is expected to be utilized over the term of 4 years.

 As of December 31, 2024, we had net operating loss carryforwards for Federal U.S. tax purposes in the amount of approximately $33.5 million, which are expected to be subject to certain limitations under Internal Revenue Code, or IRC, Section 382 following changes in control that occurred upon acquisition of ClearVoice, Working Not Working and CreativeLive. Additionally, we had net operating loss carryforwards for State U.S. tax purposes in the amount of approximately $14.6 million.

For more information regarding the tax benefits available to us, see Item 10.E. “Taxation.”

A.          Operating Results

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2024	2023
	(in thousands)
Revenue	$391,481	$361,375
Cost of revenue	70,566	61,846
Gross profit	320,915	299,529
Operating expenses:
Research and development	90,241	90,720
Sales and marketing	171,678	161,208
General and administrative	74,814	62,710
Total operating expenses	336,733	314,638
Operating loss	(15,818)	(15,109)
Financial income (expenses), net	27,706	20,163
Income before taxes on income	11,888	5,054
Tax benefit (taxes on income)	6,358	(1,373)
Net Income	$18,246	$3,681

	Year ended December 31,
	2024	2023
	(as a% of revenue)
Revenue	100.0%	100.0%
Cost of revenue	18.0	17.1
Gross profit	82.0	82.9
Operating expenses:
Research and development	23.1	25.1
Sales and marketing	43.8	44.6
General and administrative	19.1	17.4
Total operating expenses	86.0	87.1
Operating loss	(4.0)	(4.2)
Financial income (expenses), net	7.0	5.6
Income before taxes on income	3.0	1.4
Tax benefit (taxes on income)	1.6	(0.4)
Net income	4.6%	1.0%

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenue

Revenue increased by $30.1 million, or 8.3%, to $391.5 million for the year ended December 31, 2024, from $361.4 million for the year ended December 31, 2023. The increase was mainly due to a $34.0 million increase in services revenue driven by our expansion of value-added services including advertising, subscriptions and software offerings. For the year ended December 31, 2024, services revenue was $88.4 million, representing a year-over-year growth of 62.5%. In 2024, services revenue represents 22.6% of our total revenue, up from 15.1% in 2023. For the year ended December 31, 2024, marketplace revenue was $303.1 million, down 1.3% from 2023. The decrease in marketplace revenue was driven by a decrease in GMV. In 2024, the macroeconomic conditions including high inflation, high interest and volatile geopolitical environment has resulted in weak small to medium sized businesses, or SMB, sentiment and weak hiring demand across our industry. As a result, for the year ended December 31, 2024, marketplace GMV was $1,097.6 million, down 2.0% year-over-year. The decrease in GMV was driven from a 10% year-over-year decrease in annual active buyers, which was partially offset by a 9% increase in annual spend per buyer. Our marketplace take rate for the year ended December 31, 2024, was 27.6% compared to 27.4% for the year ended December 31, 2023. The slight increase in marketplace take rate was due to slight adjustments in fee structure on our marketplace.

Cost of revenue

Cost of revenue increased by $8.7 million, or 14.1%, to $70.6 million for the year ended December 31, 2024, from $61.8 million for the year ended December 31, 2023. This was primarily due to an increase of $3.9 million in amortization expenses associated with acquired intangible assets and capitalized internal-use software, an increase of $3.6 million in contractors’ services, an increase of $1.0 million in hosting costs and an increase of $0.6 million due to payments of processing fees. This was partially offset by a decrease of $0.4 million in other related costs.

Research and development

Research and development costs decreased by $0.5 million, or 0.5%, to $90.2 million for the year ended December 31, 2024, from $90.7 million for the year ended December 31, 2023. This was primarily driven by a decrease of $2.8 million in employee-related costs due to depreciation of the NIS against the U.S. dollar, a decrease of $0.7 million in share-based compensation and a decrease of $0.4 million in capitalized internal use of software. This was partially offset by an increase of $1.6 million in business technology services, an increase of $1.0 million in contractors’ services and an increase of $0.8 million in facilities maintenance and related operational costs.

Sales and marketing

Sales and marketing expenses increased by $10.5 million, or 6.5%, to $171.7 million for the year ended December 31, 2024 from $161.2 million for the year ended December 31, 2023. This increase was primarily driven by a higher investment of $9.2 million in marketing campaigns and brand activities, an increase of $0.5 million in contractors’ services, an increase of $0.5 million in business technology services and an increase of $0.3 million in share-based compensation.

General and administrative

General and administrative expenses increased by $12.1 million, or 19.3%, to $74.8 million for the year ended December 31, 2024 from $62.7 million for the year ended December 31, 2023. This increase was primarily due to $6.1 million in shared-based compensation, an increase of $4.3 million due to earn-out revaluation and acquisition related costs, an increase of $1.3 million in contractors’ services, an increase of $0.6 million in accounting and legal expenses, and an increase of $0.6 on credit loss allowance. This was partially offset by a decrease of $0.8 million in seller protection expenses, user compensation, anti-fraud technology tools and other related expenses.

Financial income (expenses), net

Financial income (expenses), net, amounted to $27.7 million for the year ended December 31, 2024, compared to financial income (expenses), net, amounted to $20.2 million for the year ended December 31, 2023. The change was mainly driven by an increase of $8.2 million in interest income earned from our cash and investment portfolio. This was partially offset by a decrease of $0.7 million due to foreign exchange fluctuations and bank fees.

Tax benefit (taxes on income)

Tax benefit increased by $7.7 million for the year ended December 31, 2024. This increase was primarily due to release of valuation allowance in the amount of $15.8 million and an increase of $0.7 million due to reversal of deferred taxes income on acquired intangible assets. This was partially offset by an increase of $7.4 million related to current taxes and an increase of $1.4 million related to uncertain tax provision.

B.          Liquidity and Capital Resources

Since our inception we have funded our operations through sale of equity securities in private and public offerings, issuance of convertible notes, cash generated from operating activities and, to a lesser extent, through exercised options.

As of December 31, 2024, and 2023 we had $689.3 million and $745.7 million, respectively, of cash, cash equivalents, bank deposits and marketable securities. In addition, we had restricted deposits related to the office space lease agreement of $1.3 million as of December 31, 2024, and 2023. Our marketable securities amounted to $411.0 million and $476.1 million as of December 31, 2024, and 2023. Marketable securities are comprised of treasury, corporate and municipal bonds.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had working capital of $71.1 million as of December 31, 2024, compared to $389.1 million as of December 31, 2023. The change is primarily driven by the reclassification of our Convertible Notes to short-term liability, partially offset by investment in short-term securities.

On April 1, 2024, our board of directors approved a "distribution", as defined in the Israeli Companies Law, 1999, by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100 million. Accordingly, during 2024, we repurchased ordinary shares of the Company for approximately $100 million in cash. For more information regarding the repurchase, see Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

We believe that our net cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months. We also expect our sources of liquidity will be sufficient to fund our office lease long-term contractual obligations and the capital needs for our Convertible Notes (as defined below) that will mature in 2025. Based on the Company’s current share price, we expect that we will be required to pay the $460 million in cash. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our platform and the expansion of marketing activities.

Our capital expenditures for fiscal years 2024, 2023 and 2022 amounted to $1.4 million, $1.1 million and $2.2 million, respectively. Our capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers and related equipment and internal-use software costs. We may also seek to invest in or acquire complementary businesses or technologies.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2024, while others are considered future commitments. Our contractual obligations primarily consist of purchase obligations, lease payments, earn-out payments and convertible notes. For information regarding our other contractual obligations, refer to Note 11, 12 and 14 within our audited consolidated financial statements included in Item 18 of this Annual Report.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2024	2023
	(in thousands)
Net cash provided by operating activities	$83,068	$83,186
Net cash provided by (used in) investing activities	$(23,818)	$9,776
Net cash provided by (used in) financing activities	$(104,222)	$2,852

Net cash provided by operating activities

Net cash provided by operating activities primarily resulting from our revenue cash collection and interest income earned from our cash and investment portfolio. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our business. We expect cash inflows from operating activities to be affected by revenue collection and interest rate. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

Net cash provided by operating activities was $83.1 million for the year ended December 31, 2024, a decrease of $0.1 million compared to $83.2 million for the year ended December 31, 2023. The change primarily resulted from a decrease of $12.2 million due to one time escrow payment related to contingent consideration, a decrease of $11.1 million in working capital changes derived mainly from other receivables, deferred revenue, accrued expenses and other liabilities and a decrease of $4.0 million in amortization of premium and accretion of discount on marketable securities. This was partially offset by an increase of $14.6 million in net income in 2024, an increase of $5.2 million related to share-based compensation, an increase of $4.5 million in depreciation and amortization and an increase of $2.9 million in revaluation and payment of earn-out.

Net cash provided by (used in) investing activities

Net cash used in investing activities was ($28.8) million for the year ended December 31, 2024, an increase of $38.6 million compared to $9.8 million cash provided by for the year ended December 31, 2023. The increase primarily resulted from $114.0 million proceeds from maturities of marketable securities, an increase of $105.0 million in bank deposits, an increase of $39.7 million in acquisitions of business activity, an increase of $1.1 million due to acquisition of intangible assets, an increase of $0.3 million related to purchase of property and equipment and capitalization of internal-use software and an increase of $0.3 in other receivables and non-current assets. This was partially offset by a decrease of $221.8 million due to investments in marketable securities.

Net cash provided by (used in) financing activities

Net cash used in financing activities was ($104.2) million for the year ended December 31, 2024, an increase of $107.1 million from $2.9 million cash provided by for the year ended December 31, 2023. The increase primarily resulted from a $100.1 million increase related to repurchases of ordinary shares, an increase of $4.4 million related to payment of earn-out and an increase of $4.0 million related to repayment of debt to previous shareholders of the acquired business. This was partially offset by $0.8 million in proceeds from withholding tax related to employees’ exercises of share options and RSU’s and an additional offset of $0.6 million in proceeds from exercise of share options.

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

The Convertible Notes will not bear regular interest, and the principal amount of the Convertible Notes will not accrete. The Convertible Notes will mature on November 1, 2025, unless earlier repurchased, redeemed or converted. When the maturities of our indebtedness approach, we expect to explore refinancing alternatives. Such alternatives may include incurring term debt, issuing debt or equity securities and entering into a credit facility.

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

In connection with the issuance of the Convertible Notes, we entered into privately negotiated capped call transactions with certain financial institutions. See Item 3.D.“Risk Factors—Risks relating to our indebtedness and capital structure—The Capped Call Transaction may affect the value of our ordinary shares, and we may be subject to counterparty risk with respect to the Capped Call Transactions.”

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

In 2024, research and development costs accounted for approximately 23.1% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

D.          Trend Information.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also Item 3.D.“Risk Factors” – Adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services.”

E.          Critical Accounting Estimates

Application of critical accounting estimates

Our significant accounting estimates and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See Item 3.D.“Risk Factors” for a discussion of the possible risks that may affect these estimates.

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

Business combinations

We account for business combinations in accordance with ASC 805, “Business Combination” and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Earn-out incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of earn-out is recorded as a liability in our consolidated balance sheets and was estimated at the acquisition date using a Monte Carlo simulation and included volatility and projected financial information. These assumptions are forward looking and could be affected by future economic and market conditions. Subsequent to the acquisition date, at each reporting period until the contingencies are resolved, the earn-out is remeasured at current fair value with changes recorded in our consolidated statements of operations. Changes in any of the inputs may result in a significant fair value adjustment.

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

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 1 to 10 years. Intangible assets that are considered to have definite useful life are tested for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our evaluation of recoverability is performed at the lowest level to which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and represent an asset group. Recoverability of this asset group is measured by a comparison of the aggregate undiscounted projections of future cash flows the asset group is expected to generate to the carrying amounts of the asset group. If such evaluation indicates that the carrying amount of the asset group is not recoverable, an impairment is measured by the amount which the carrying amount of the asset group exceeds their fair value.

No impairment was recorded for the years ended December 31, 2023, and 2024.

Item 6. Directors, Senior Management and Employees

A.          Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and directors as of February 17, 2025:

Name	Position
Executive Officers
Micha Kaufman	Founder, Chief Executive Officer, Chairperson of the Board
Ofer Katz	President and Chief Financial Officer
Hila Klein	Chief Operating Officer
Matti Yahav	Chief Marketing Officer
Sharon Steiner	Chief Human Resources Officer
Yossi Levin	Chief Technology Officer

Directors
Adam Fisher	Director
Yael Garten	Director
Ron Gutler	Director
Gili Iohan	Director
Jonathan Kolber	Director
Nir Zohar	Director

Executive Officers

Micha Kaufman, our Founder, has served as our Chief Executive Officer and as a member of our board of directors since our inception and currently also serves as Chairperson of our board of directors. Prior to founding Fiverr, Mr. Kaufman founded and led several technology ventures. Mr. Kaufman has served as a member of the Advisory Board of Cerca Partners LP, a venture capital firm, since November 2016. Mr. Kaufman holds an LL.B degree from Haifa University in Israel.

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

Matti Yahav has served as our Chief Marketing Officer since November 2023. Mr. Yahav brings with him over 20 years of marketing experience to Fiverr. Prior to joining Fiverr, Mr. Yahav was the Chief Commercial Officer at HoneyBook between June 2022 and October 2023. Between January 2015 and May 2022, Mr. Yahav spent over seven years on the Global Management Team at SodaStream Ltd. (acquired by Pepsi), five of which were as CMO. Before that, he held multiple marketing roles at Nestle, between January 2008 to June 2014. Mr. Yahav holds a Bachelor of Arts in Economics and Business from The Academic College of Tel-Aviv, Yaffo and master’s degree in business administration from Tel-Aviv University in Israel.

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

Yossi Levin has served as our Chief Technology Officer since February 2025. Prior to joining us, Mr. Levin served as the Global Head of Engineering at NICE Actimize between February 2018 and January 2025, responsible for driving the organization’s research, development and innovation. Prior to that, Mr. Levin was the Vice President of Engineering and Platform for LivePerson between June 2011 and January 2018. Before that Mr. Levin held multiple Engineering leadership roles in Amdocs. Mr. Levin holds a Bachelor of Arts in Computer Science from The Academic College of Tel-Aviv, Yaffo and Master’s degree in Business Administration from the Technion.

During November 2024, Gali Arnon stepped down from the role of Chief Business Officer, marketplace.

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

Gili Iohan has served as a member of our board of directors since April 2019. Ms. Iohan is currently a Partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as Chief Financial Officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back office operations, from 2005 to April 2017. Prior to that, she was a Partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc., Monday.com Ltd. and Cato Networks Ltd. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

Jonathan Kolber has served as a member of our board of directors since June 2019. Mr. Kolber currently serves as a Chairman of ION Asset Management and CEO of Anfield Ltd., his personal owned investment company. From 2007 until 2021, Mr. Kolber served as a General Partner at Viola Growth, a technology growth capital fund. Prior to that, he served as Chief Executive Officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber also currently serves as a member of the board of directors of several private companies and charitable organizations. Mr. Kolber holds a B.A. from Harvard University.

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

B.          Compensation

Compensation of directors and executive officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Nonetheless, according to the Companies Law, the compensation committee and the board of directors, may in special circumstances approve compensation of directors, that is inconsistent with our stated compensation policy, provided the provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and the board of directors, and provided that the shareholders’ approval will be obtained, subject to the following requirements:

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

Compensation of our office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2024, was approximately $39.3 million. This amount includes $1.09 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2024, our directors and officers were granted 749,221 restricted share units (not including 160,994 restricted share units granted for the achievement of performance targets for fiscal year 2024, which were only granted in 2025, but for which we recorded share-based compensation for the year ended December 31, 2024) under our 2019 Share Incentive Plan, or the 2019 Plan. In addition, our executive officers are also eligible to participate from time to time (at their discretion) in our employee share purchase plan, in accordance with the terms and limitations of the plan.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Micha Kaufman, Founder, Chief Executive Officer and Chairperson of the Board. Compensation expenses recorded in 2024 of $500 in salary expenses and $127 in social benefits costs.

Mr. Ofer Katz, President and Chief Financial Officer. Compensation expenses recorded in 2024 of $440 in salary expenses and $116 in social benefits costs.

Ms. Hila Klein, Chief Operating Officer. Compensation expenses recorded in 2024 of $386 in salary expenses and $134 in social benefits costs.

Ms. Gali Arnon, Chief Business Officer, marketplace. Compensation expenses recorded in 2024 of $341 in salary expenses and $145 in social benefits costs.

Ms. Sharon Steiner, Chief Human Resources Officer. Compensation expenses recorded in 2024 of $293 in salary expenses and $104 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives as approved by the compensation committee and the board of directors. The 2024 cash bonus expenses, including social benefits costs, for Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Ms. Gali Arnon and Ms. Sharon Steiner, as provided for in our 2024 financial statements (but due during 2025), were $900, $425, $271, $187 and $174, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024, for options and restricted share units granted (and restricted share units accounted for the achievement of performance targets for fiscal year 2024, which were only granted in 2025) to Mr. Micha Kaufman, Mr. Ofer Katz, Ms. Hila Klein, Ms. Gali Arnon and Ms. Sharon Steiner of $12,888, $8,151, $4,079, $3,740 and $2,736, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2024, will continue to be expensed in our financial statements over a four-year period during the years 2025-2028 on account of the 2024 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 16 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

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

The welcome grant and the annual grants will also be subject to the following terms and conditions: (i) Acceleration: The equity awards shall be accelerated in the event of a Merger/Sale (as defined in the 2019 Plan); (ii) Intended Tax Type of Award: Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General: The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time it was executed.

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

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2024, a total of 916,355 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $10.20 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

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

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,807 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined, prior to January 1 of a calendar year; provided, however, that no more than 14,820,484 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2024, a total of 2,059,694 options to purchase ordinary shares, with a weighted average exercise price of $86.11 per share and 2,308,771 restricted share units were outstanding under the 2019 Plan. As of December 31, 2024, 2,489,312 ordinary shares were available for future issuance under the 2019 Plan.

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

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP is 410,000 shares, or the ESPP Share Pool, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the board of directors. In no event will more than 5,500,000 ordinary shares be available for issuance under the Section 423 Component. As of December 31, 2024, the ESPP Share Pool consisted of 1,303,663 ordinary shares.

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

Our board of directors has adopted corporate governance guidelines which serve as a flexible framework which our board of directors and its committees operate within, subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairperson of the board of directors and chief executive officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstances, the guidelines also provide that the board may designate an independent director to serve as lead independent director. The lead independent director’s responsibilities include, but are not limited to, presiding over all meetings of the board of directors at which the chairperson of the board of directors is not present, or may be perceived to be in conflict, including any executive sessions of the independent directors, approving board of directors meeting schedules and agendas, acting as the liaison between the independent directors and the chief executive officer and chairperson of the board of directors, being available for consultation and direct communication with shareholders, as appropriate, ensuring the board of directors focuses on key issues and tasks facing the Company, and presiding over the board of directors’ annual self-assessment process. According to the guidelines, where the chairperson of the board of directors is an independent director, the chairperson of the board of directors will also serve as the lead independent director. In May 2021, our board of directors appointed Ron Gutler as our lead independent director. We comply with the rules of the New York Stock Exchange requiring that a majority of our directors are independent. Our board of directors has determined that all directors, other than Micha Kaufman, our Founder, chief executive officer and chairperson of the board of directors, are independent under such rules.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Jonathan Kolber and Yael Garten and their terms expire at our annual general meeting of shareholders to be held in 2026;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2025.

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

Chairperson of the board

Our amended and restated articles of association provide that the chairperson of the board of directors is appointed by the members of the board of directors. The chief executive officer (referred to as a “general manager” under the Companies Law) or a relative of the chief executive officer may not serve as the chairperson of the board of directors, and the chairperson of the board of directors or a relative of the chairperson may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, under the following requirements:

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

At our 2024 annual general meeting, our shareholders voted for the appointment of our chief executive officer, Micha Kaufman, to serve also as our chairperson of the board of directors for a period of three years.

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

●
overseeing the Company policies with respect to risk assessment and risk management, including with respect to financial, privacy and data protection, information security and cybersecurity related risks, and review contingent liabilities and risks that may be material to the Company;

●	reviewing with management and our independent auditor our annual, semi-annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

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

●	establishing and overseeing procedures and policies for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

●
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards; and

●	administering and overseeing the Company’s compliance with the compensation recovery policy required by the SEC and NYSE rules.

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

Our compensation policy was approved by our board of directors in October 2024, in accordance with the provisions of the Companies Law, despite it not being approved by the requisite vote of our shareholders, at the annual general meeting of the shareholders held on September 18, 2024. Pursuant to the Companies Law, our board of directors approved the compensation policy due to special circumstances, based on detailed grounds after the compensation committee and the board of directors reviewed the compensation policy once again and decided that its approval was for the benefit of the Company. As required by the Companies Law, the compensation policy is required to be re-approved at least once in every three years.

Nominating, and ESG committee

Our nominating and ESG committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairperson of the nominating and ESG committee. Our board of directors has adopted a nominating and ESG committee charter setting forth the responsibilities, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

●	assessing the performance of the members of our board of directors;

●
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, ESG policies, programs and strategies, and developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company; and

●	overseeing the Company’s risks, strategies, policies, programs and practices related to environmental, social and governance (ESG) matters.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2024, Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under Item 6.B”Directors, Senior Management and Employees Compensation — Compensation of directors and executive officers.”

Shareholders’ duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholders’ class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholders’ approval.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, that compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations. On September 18, 2024, our annual general meeting approved a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability for a period of three years.

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

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2024(*)	2023(*)	2022(*)

Total Employees	762	775	739

Located in Israel	637	623	575
Located in the United States	118	144	157
Located in Europe	7	8	7

In Research and Development	369	332	295
In Marketing	157	204	198
In General and Administration	109	111	125
In Customer Care	127	128	121

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

None of our employees is represented by a labor union or work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Share Option Plans.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 17, 2025, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of February 17, 2025, and restricted share units that shall vest within 60 days of February 17, 2025, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 35,909,226 ordinary shares outstanding as of February 17, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2024 is included under Item 7.B.”Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Principal Shareholders
Wellington Management Group LLP(1)	2,880,478	8.0%
Directors and Executive Officers
Micha Kaufman(2)	3,025,305	8.2%
Ofer Katz(3)	572,433	1.6%
Hila Klein	*	*
Gali Arnon	*	*
Matti Yahav	*	*
Sharon Steiner	*	*
Yossi Levin	*	*
Adam Fisher	*	*
Yael Garten	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(4)	2,633,612	7.3%
Nir Zohar	*	*
All executive officers and directors as a group (13 persons)	6,972,802	18.4%

* less than 1%

(1)
Based solely on a Schedule 13G filed on November 11, 2024, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 2,245,842 ordinary shares, and shared dispositive power over 2,880,478 ordinary shares. Wellington Management Company LLP has shared voting power over 2,222,367 ordinary shares, and shared dispositive power over 2,801,932 ordinary shares. The address of the reporting persons is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(2)
Based on information available to us, Mr. Kaufman holds 1,895,525 ordinary shares directly, 1,129,779 ordinary shares underlying options that are currently exercisable within 60 days of February 17, 2025, at a weighted-average exercise price of $66.30, which expire between 2025 and 2030.

(3)
Based on information available to us, Mr. Katz holds 306,903 ordinary shares directly, 262,269 ordinary shares underlying options that are currently exercisable within 60 days of February 17, 2025, at a weighted-average exercise price of $78.19, which expire between 2027 and 2030, and 3,258 restricted share units that shall vest within 60 days of February 17, 2025.

(4)
Based on information reported on a Schedule 13G/A filed on January 11, 2021 and information available to us, Mr. Kolber’s holdings represent (a) 509,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

To our knowledge, other than with respect to the holdings of Wellington Management Group LLP, the Goldman Sachs Group, Inc. and BlackRock, Inc., and other holdings as reflected in our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of February 17, 2025, we had 75,201 ordinary shares held by 12 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

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

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2024.

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

Share Capital

As of December 31, 2024, we had 35,844,114 ordinary shares outstanding.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (a) any two or more of our directors or such number of directors equal to one-quarter of the directors then at office; and/or (b) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, (i) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (ii) 10% or more of our outstanding voting power.

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

●
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

●
2020 Employee Share Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333- 248580) filed with the SEC on September 3, 2020). See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	2020 Employee Share Purchase Plan Israeli Appendix. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●
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

●
Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.5 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.6 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.7 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.8 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5.”Operating and Financial Review and Prospects” for more information about this agreement.

●
Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Additional Capped Call Transaction (incorporated by reference to Exhibit 10.9 to the Company’s Form 6-K (File No. 001-38929) filed with the SEC on October 13, 2020). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.

●
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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The ordinary corporate tax rate is 23% (as of 2024). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the ordinary corporate tax rate.

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

●	under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, and the Israeli Innovation Authority;

●	The research and development must be for the promotion of the company; and

●	The research and development are carried out by or on behalf of the company seeking such tax deduction.

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

Every tax year, we apply to the National Authority for Technological Innovation, previously known as the Israeli Office of the Chief Scientist, to which we refer to as IIA, for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

Dividends distributed to Israeli shareholders from income which is attributed to a “Preferred Enterprise” are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We evaluated the impact of the 2017 Amendment and we generally meet the condition for tax benefits as a “Preferred Technological Enterprise.

Law for Encouragement of Knowledge-Intensive Industry (Temporary Order) — 2023

The Law for Encouragement of Knowledge-Intensive Industry (Temporary Order) — 2023, generally referred to as the “Angels Law”, offers several incentives to promote investments in Israeli high-tech companies. Notably, it allows a five-year amortization period for the acquisition cost of an Israeli high-tech company. To qualify for this tax benefit, the following conditions must be met: (a) the acquiring entity must be an Israeli company with a Preferred Technological Enterprise (“PTE”) status, (b) the target company must be an Israeli company that is either a PTE or a research and development company, as defined by the Angels Law.

In 2024, the company acquired AutoDS Ltd., an Israeli company that provides a leading all-in-one drop shipping tool for ecommerce sellers. The company expects that both itself and AutoDS Ltd., will meet the necessary criteria to benefit from the tax incentives under the Angel Law.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax so long as the gain from the sale of such shares was not attributed to a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation effective as of January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or brokers;

●	traders that elect to mark to market;

●	tax exempt entities or organizations;

●	holders subject to alternative minimum tax;

●	“individual retirement accounts” and other tax deferred accounts;

●	certain former citizens or long term residents of the United States;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

●	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	persons holding ordinary shares in connection with a trade or business outside the United States;

●	holders of Convertible Notes or ordinary shares acquired upon a conversion of Convertible Notes; or

●	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

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

The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the IRS has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our ordinary shares has in the past, and is likely to continue to fluctuate. Considering the volatile market conditions, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account, in addition to the trading value of our ordinary shares, a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2024. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, there is a significant risk that we would be treated as a PFIC for the taxable year ended December 31, 2024. There can be no certainty that the IRS will not challenge our position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2024.

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

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2024 and 2023, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the EUR and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1.2% and 1.1% for the years ended December 31, 2024 and 2023, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2024 and 2023, we entered into forward, put and call option contracts to hedge certain forecasted payroll payments denominated in NIS, against exchange rate fluctuations of the U.S. dollar.

We had outstanding contracts that were designated as hedging instruments in cash flow hedges, in the aggregate notional amount of $54.0 million and $55.0 million as of December 31, 2024 and December 31, 2023, respectively. The fair value of the outstanding contracts amounted to an asset of $1.4 million as of December 31, 2024 and an asset of $1.0 million and a liability of $0.1 million as of December 31, 2023, recorded under other receivables and other account payables and accrued expenses, respectively. Gains of $0.2 million and losses of $4.1 million were reclassified from accumulated other comprehensive income (loss) during the years ended December 31, 2024 and 2023, respectively. Such gains and losses were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred. In addition losses of $0 million and $0.4 million were reclassified from other comprehensive income (loss) to financial income (expenses), net in connection with forecasted transactions not probable of occurring during the years ended December 31, 2024 and December 31, 2023, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Gutler, Ms. Iohan and Mr. Zohar each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Gutler is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Ethics and Conduct is available on our website at investors.fiverr.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference into this Annual Report. We granted no waivers under Code of Ethics and Conduct in 2024.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Fiverr International Ltd. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023
	(in thousands)
Audit Fees	$770	$701
Tax Fees	437	430
Audit-related fees	160	6
Total	$1,367	$1,137

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2023 were related to ongoing tax advisory, tax compliance and tax planning services.

Audit-related fees

Audit-related fees for the years ended December 31, 2024 and 2023 relate to assurance and associated services that are performed by the independent auditor, which include due diligence investigations and audit services related.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2024, we repurchased 4,139,417 ordinary shares for an aggregate purchase price of $100.0 million under our repurchase program authorized by our board of directors and announced in April 2024. The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31	__	__	__	__
February 1 – February 29	__	__	__	__
March 1 – March 31	__	__	__	__
April 1 – April 30	__	__	__	__
May 1 – May 31	1,697,771	$25.02	1,697,771	$57,522,865
June 1 – June 30	1,522,475	$23.75	1,522,475	$21,358,129
July 1 – July 31	919,171	$23.23	919,171	$2,556
August 1 - August 31	__	__	__	__
September 1 - September 30	__	__	__	__
October 1 – October 31	__	__	__	__
November 1- November 30	__	__	__	__
December 1 – December 31	__	__	__	__
Total	4,139,417	$24.16	4,139,417	$2,556

(1) All ordinary shares were purchased pursuant to our publicly announced "distribution", as defined in the Israeli Companies Law, 1999, by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100,000,000 that our board of directors authorized in April 2024 (the “Repurchase Program”).

As of the date of this Annual Report, a balance of $2,556 remained available for purchase under the Repurchase Program, however the Company has determined not to make any further purchases under the Repurchase Program.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange (NYSE). We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the NYSE rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NYSE corporate governance rules.

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing rules applicable to domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Our insider trading policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our insider trading policy is attached as an exhibit to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We have held an ISO/IEC 27001 certification since 2019 and ISO 27701 certification since 2021. Both of these certifications demonstrate our commitment to better protect our platform and user data. Our commitment also extends to maintaining a PCI DSS (Payment Card Industry Data Security Standards) certification for payment transaction security, risk assessments, training for employees, and other safeguards and controls.

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

For the year ended December 31, 2024, and as of the date of this report, we have not identified cybersecurity incidents that have materially affected us, including our operations, business strategy, results of operations, or financial condition. If we were to experience a material cybersecurity incident in the future, such incident may have a material effect, including on our business strategy, operating results, or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity and other information technology risks. The audit committee oversees management’s implementation of our cybersecurity risk management program.

The audit committee receives regular reports from our Chief Information Security Officer (CISO) on our cybersecurity risks. In addition, our CISO updates the audit committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The audit committee reports to the board of directors regarding its activities, including those related to cybersecurity and our cyber risk management program. The audit committee receives presentations on cybersecurity topics from our CISO or external experts as part of the committee’s continuing education on topics that impact public companies.

Our management team, including our VP Business Technologies and CISO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team has vast proven experience working in management roles related to cybersecurity, risk, and data privacy in various leading global companies.

Our cybersecurity steering committee meets on a regular basis and includes our CTO, COO, CISO, Data Protection Officer (DPO) and executives of our legal, product, R&D and finance. The cybersecurity steering committee reviews any incidents that have occurred, vulnerabilities identified, and ongoing risks as presented in our risk map.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Fiverr International Ltd.	6-K	001-38929	99.1	10/27/2023

2.1	Description of Securities					*

4.1†	Form of Indemnification Agreement	20-F	001-38929	4.1	2/17/2022

4.2†	Compensation Policy for Directors and Officers					*

4.3†	2011 Share Option Plan, as amended and restated	F-1	333-231533	10.3	5/16/2019

4.4†	Amendment No. 2 to 2011 Share Option Plan	F-1	333-231533	10.4	5/16/2019

4.5†	Amendment No. 3 to 2011 Share Option Plan	F-1	333-231533	10.5	5/16/2019

4.6†	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated	F-1	333-231533	10.6	5/16/2019

4.7†	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan	F-1	333-231533	10.7	5/16/2019

4.8†	2019 Share Incentive Plan	F-1/A	333-231533	10.8	6/3/2019

4.9†	2020 Employee Share Purchase Plan	S-8	333-248580	99.1	9/3/2020

4.10†	2020 Employee Share Purchase Plan Israeli Appendix	20-F	001-38929	4.10	2/18/21

4.11	Indenture, dated as of October 13, 2020, by and between Fiverr International Ltd. and U.S. Bank National Association, as Trustee	6-K	001-38929	4.1	10/13/2020

4.12	Form of 0% Convertible Senior Note due 2025	6-K	001-38929	4.2	10/13/2020

4.13	Letter Agreement, dated as of October 7, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.1	10/13/2020

4.14	Letter Agreement, dated as of October 7, 2020, between Bank of Montreal and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.2	10/13/2020

4.15	Letter Agreement, dated as of October 7, 2020, between Societe Generale and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.3	10/13/2020

4.16	Letter Agreement, dated as of October 7, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.4	10/13/2020

4.17	Letter Agreement, dated as of October 7, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction	6-K	001-38929	10.5	10/13/2020

4.18	Letter Agreement, dated as of October 8, 2020, between JP Morgan Chase Bank, National Association and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.6	10/13/2020

4.19	Letter Agreement, dated as of October 8, 2020, between Bank of Montreal and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.7	10/13/2020

4.20	Letter Agreement, dated as of October 8, 2020, between Societe Generale and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.8	10/13/2020

4.21	Letter Agreement, dated as of October 8, 2020, between Goldman Sachs & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.9	10/13/2020

4.22	Letter Agreement, dated as of October 8, 2020, between Morgan Stanley & Co. LLC and the Company regarding the Additional Capped Call Transaction	6-K	001-38929	10.10	10/13/2020

8.1	List of Subsidiaries.					*

11.1	Insider Trading Compliance Policy					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm.					*

97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-38929	97.1	2/22/2024

101.INS	Inline XBRL Instance Document – the instance document appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*
_________________________
*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

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

FIVERR INTERNATIONAL LTD.

Date: February 19, 2025	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: February 19, 2025	By:	/s/ Ofer Katz
	Name:	Ofer Katz
	Title:	President and Chief Financial Officer

Fiverr International Ltd. and subsidiaries
Consolidated financial statements
In U.S. dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fiverr International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 19, 2025, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter
As disclosed in Note 2v to the consolidated financial statements, the Company's revenue is mainly derived from marketplace commissions paid by buyers and sellers. The Company’s revenue recognition process involves several applications responsible for the initiation, processing and recording of transactions, and the calculation of revenue is in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

Auditing the Company’s marketplace commission revenue was challenging and complex due to the high volume of individually-low-monetary-value transactions and the dependency on multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process. Given the complex automated systems utilized to capture, process, and ultimately record revenues, performing procedures to audit revenues from marketplace commission required a high degree of auditor judgment and extensive audit effort.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s revenue recognition process in the Company's core platform as it related to marketplace commission. For example, with the assistance of IT professionals, we tested the controls over the initiation and recognition of transactions. We also tested the controls related to the key application interfaces between the Company’s self-developed systems, which included controls related to access to the relevant applications and data, changes to the relevant systems and interfaces, as well as controls over the configuration of the relevant applications.

Our substantive audit procedures included, among others, testing the completeness and accuracy of the underlying data within the Company’s accounting system, performing, with the assistance of our IT professionals, a recalculation of marketplace commission revenue recorded through the Company's core platform, and comparing the results to the Company’s recorded revenues. We performed, on a sample basis, transactions testing by agreeing the amounts recognized in the accounting system to third-party documentation. We also evaluated the Company’s disclosures included in Note 2v to the consolidated financial statements.

Business combination - Valuation of technology acquired in a business combination and fair value of contingent consideration liability

Description of the Matter
As disclosed in Note 3 to the consolidated financial statements, during 2024, the Company completed the acquisition of Auto DS Ltd. (Auto DS) for a total consideration of $55.6 million, which included a contingent consideration liability (the "earn-out") of $14.1 million (the “Auto DS Acquisition”). The Auto DS Acquisition was accounted for as a business combination.

Auditing the Company's accounting for the Auto DS Acquisition was complex due to the significant estimations required by management to determine the fair value of certain identified intangible assets, principally consisting of technology of $26.5 million, and the fair value of the earn-out of $14.1 million. The significant estimation uncertainty was primarily due to the complexity of the valuation models used by management to measure the fair value of the technology and the earn-out and the sensitivity of the respective fair values to changes in the significant underlying assumptions.

The Company used a multi-period excess earnings method to measure the technology. The significant assumptions used to estimate the value of the technology included certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates, EBITDA margins and discount rate). These significant assumptions are forward looking and could be affected by future economic and market conditions.

The Company used a Monte Carlo simulation to measure the earn-out. The significant assumptions used in the Monte Carlo simulation included volatility and projected financial information. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the internal controls over the Company’s accounting of the Auto DS Acquisition. This included testing controls over the estimation process supporting the recognition and measurement of the technology and the earn-out, and management's judgment and evaluation of underlying assumptions and estimates with regards to the fair values of the technology and the earn-out.

To test the Company’s estimated fair value of the technology and the earn-out, our audit procedures included, among others, involving our internal valuation specialists to assist in evaluating the Company's selection of the valuation methodologies and significant assumptions used by the Company. We tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We compared revenue growth rates and EBITDA margins to historical financial information, comparable companies and market and economic trends. We also performed a sensitivity analysis of revenue growth rates, EBITDA margins, discount rate and volatility to evaluate the change in the fair value resulting from changes in these significant assumptions. In addition, we evaluated the appropriateness of the related disclosures in relation to the Auto DS acquisition.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel
February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fiverr International Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Fiverr International Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiverr International Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated February 19, 2025 expressed an unqualified opinion thereon.

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
Tel-Aviv, Israel February 19, 2025

Fiverr International Ltd. and subsidiaries
Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$133,472	$183,674
Marketable securities	288,947	147,806
User funds	153,309	151,602
Short-term bank deposits	144,843	85,893
Restricted deposit	1,315	1,284
Other receivables	34,198	24,217
Total current assets	756,084	594,476
Long-term assets:
Marketable securities	122,009	328,332
Property and equipment, net	4,271	4,735
Operating lease right-of-use assets	5,122	6,720
Intangible assets, net	41,882	10,722
Goodwill	110,218	77,270
Other non-current assets	30,388	1,349
Total long-term assets	313,890	429,128
Total assets	$1,069,974	$1,023,604
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$5,533	$5,494
User accounts	141,691	142,203
Deferred revenue	20,090	11,047
Other account payables and accrued expenses	57,167	44,110
Operating lease liabilities	2,608	2,571
Convertible notes, net	457,860	-
Total current liabilities	684,949	205,425
Long-term liabilities:
Convertible notes, net	-	455,305
Operating lease liabilities	2,747	4,482
Other non-current liabilities	19,628	2,618
Total long-term liabilities	22,375	462,405
Total liabilities	$707,324	$667,830
Commitments and contingencies (see note 13)
Shareholders’ equity:
Shares authorized: 127,400,000 ordinary shares with no par value as of December 31, 2024 and 2023. Shares issued and outstanding: 35,844,114 and 38,653,958 ordinary shares as of December 31, 2024 and 2023, respectively	-	-
Additional paid-in capital	727,176	640,846
Accumulated deficit	(366,193)	(284,358)
Accumulated other comprehensive income (loss)	1,667	(714)
Total shareholders’ equity	362,650	355,774
Total liabilities and shareholders’ equity	$1,069,974	$1,023,604

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of operations
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenue	$391,481	$361,375	$337,366
Cost of revenue	70,566	61,846	65,948
Gross profit	320,915	299,529	271,418
Operating expenses:
Research and development	90,241	90,720	92,563
Sales and marketing	171,678	161,208	174,599
General and administrative	74,814	62,710	51,161
Impairment of intangible assets	-	-	27,629
Total operating expenses	336,733	314,638	345,952
Operating loss	(15,818)	(15,109)	(74,534)
Financial income (expenses), net	27,706	20,163	3,624
Income (loss) before taxes on income	11,888	5,054	(70,910)
Tax benefit (taxes on income)	6,358	(1,373)	(577)
Net income (loss)	$18,246	$3,681	$(71,487)
Basic net income (loss) per share attributable to ordinary shareholders	$0.49	$0.10	$(1.94)
Basic weighted average ordinary shares	36,984,757	38,066,203	36,856,140
Diluted net income (loss) per share attributable to ordinary shareholders	$0.48	$0.09	$(1.94)
Diluted weighted average ordinary shares	37,840,154	39,151,047	36,856,140

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of comprehensive income (loss)
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2024	2023	2022
Net income (loss)	$18,246	$3,681	$(71,487)
Marketable securities:
Unrealized gain (loss)	2,020	9,179	(8,865)
Derivatives:
Unrealized income (loss)	578	(2,311)	(7,060)
Amounts reclassified from accumulated other comprehensive income (loss)	(217)	4,481	4,957
Other comprehensive income (loss), net of taxes of $226, $0 and $0 for 2024, 2023 and 2022, respectively	2,381	11,349	(10,968)
Comprehensive income (loss)	$20,627	$15,030	$(82,455)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of shareholders’ equity
U.S. dollars (in thousands, except share and per share data)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2021	36,761,108	$585,548	$(237,585)	$(1,095)	$346,868
Share-based compensation	-	72,029	-	-	72,029
Exercise of share options, vested RSUs and ESPP	776,455	7,447	-	-	7,447
Cumulative effect of adopting ASU 2020-06	-	(99,190)	21,033	-	(78,157)
Net loss	-	-	(71,487)	-	(71,487)
Other comprehensive loss, net	-	-	-	(10,968)	(10,968)
Balance as of December 31, 2022	37,537,563	$565,834	$(288,039)	$(12,063)	$265,732
Share-based compensation	-	68,698	-	-	68,698
Exercise of share options, vested RSUs and ESPP	1,116,395	6,314	-	-	6,314
Net income	-	-	3,681	-	3,681
Other comprehensive income, net	-	-	-	11,349	11,349
Balance as of December 31, 2023	38,653,958	$640,846	$(284,358)	$(714)	$355,774
Share-based compensation	-	73,672	-	-	73,672
Exercise of share options, vested RSUs and ESPP	1,329,573	6,821	-	-	6,821
Repurchases of ordinary shares	(4,139,417)	-	(100,081)	-	(100,081)
Equity award assumed for acquisition	-	649	-	-	649
Deferred Tax Asset related to Capped Call Transaction	-	5,188	-	-	5,188
Net income	-	-	18,246	-	18,246
Other comprehensive income, net	-	-	-	2,381	2,381
Balance as of December 31, 2024	35,844,114	$727,176	$(366,193)	$1,667	$362,650

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2024	2023	2022
Cash flows from operating activities:
Net Income (loss)	$18,246	$3,681	$(71,487)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,476	5,987	10,185
Amortization of premium and accretion of discount on marketable securities, net	(4,753)	(730)	6,385
Amortization of discount and issuance costs of convertible notes	2,555	2,541	2,527
Share -based compensation	73,942	68,698	71,755
Exchange rate fluctuations and other items, net	226	71	5
Impairment of intangible assets	-	-	27,629
Impairment of lease ROU asset	-	211	-
Revaluation of earn-out	3,202	(570)	(12,249)
Changes in assets and liabilities:
User funds	(1,707)	(8,582)	(15,307)
Operating lease ROU assets and liabilities	(104)	(205)	(1,485)
Other receivables	(18,316)	(2,877)	(4,847)
Trade payables	(409)	(3,195)	(113)
Deferred revenue	2,275	(306)	(792)
User accounts	(512)	9,171	14,416
Payment of earn-out	(843)	-	(504)
Escrow Payment for contingent consideration	(12,168)	-	-
Account payables, accrued expenses and other	7,967	8,232	3,994
Non-current liabilities	2,991	1,059	-
Net cash provided by operating activities	83,068	83,186	30,112
Investing activities:
Investment in marketable securities	(87,340)	(309,155)	(141,701)
Proceeds from maturities of marketable securities	159,216	273,186	130,701
Investment in short-term bank deposits	(66,357)	-	-
Proceeds from short-term bank deposits	8,213	46,858	-
Acquisition of business, net of cash acquired	(39,738)	-	-
Acquisition of intangible asset	(1,106)	-	(175)
Purchase of property and equipment	(1,303)	(1,053)	(1,198)
Capitalization of internal-use software	(103)	(60)	(1,000)
Other receivables and non-current assets	(300)	-	(1,251)
Net cash provided by (used in) investing activities	(28,818)	9,776	(14,624)
Financing activities:
Repurchases of ordinary shares	(100,081)	-	-
Proceeds from exercise of share options	3,349	2,765	3,765
Payment of earn-out	(4,357)	-	(1,105)
Proceeds from (payments of) withholding tax related to employees’ exercises of share options and RSUs	859	87	(2,028)
Repayment of debt to previous shareholder of the acquired business	(3,992)	-	-
Repayment of long-term loan	-	-	(2,269)
Net cash provided by (used in) financing activities	(104,222)	2,852	(1,637)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(230)	(29)	(32)
Increase (decrease) in cash, cash equivalents and restricted cash	(50,202)	95,785	13,819
Cash, cash equivalents and restricted cash at the beginning of the year	183,674	87,889	74,070
Cash, cash equivalents and restricted cash at the end of the year	$133,472	$183,674	$87,889
Supplemental non-cash disclosure:
Purchase of property and equipment	$129	$153	$208
Share-based compensation capitalized in internal-use software	$32	$-	$274
Other expenses capitalized in internal-use software	$335	$-	$50
Lease liabilities arising from obtaining right-of-use assets	$1,236	$465	$359

Supplemental cash flow disclosure:
Cash paid for income taxes	$5,726	$589	$235
Cash paid for interest	$118	$145	$246

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$133,472	$183,674	$86,752
Restricted cash	$-	$-	$1,137
Total cash, cash equivalents and restricted cash	133,472	183,674	87,889

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 1: - General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform features an extensive catalog of digital services that spans over hundreds of categories. Buyers can purchase digital services ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing.

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

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, the valuation of deferred tax assets and uncertain tax position, share-based compensation, purchase price allocation (PPA) including determination of fair value, useful lives impairment of goodwill and intangible assets and the fair value of earn-out and contingent liabilities. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company. Intercompany transactions and balances were eliminated upon consolidation.

c.	Functional currency:

The functional currency of the Company is the U.S. dollar, as it is the currency of the primary economic environment in which the Company is operating. Foreign currency transactions and balances have been re-measured to U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830, “Foreign Currency Matters.” All transaction gains and losses from re- measurement of monetary balance sheet items denominated in foreign currencies are recorded under financial income (expenses), net within the consolidated statements of operations.

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

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

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

The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

On each reporting period the Company determines whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment would be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company would intend to sell an impaired available-for-sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company has not recorded credit losses for the years ended December 31, 2024, 2023 and 2022.

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

The Company’s long-lived assets to be held and used are comprised of property and equipment, and Right-Of-Use (“ROU”) asset (Note 2u).

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

j.	Intangible assets:

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated weighted average useful lives as follows:

Technology	5 years
Capitalized internal-use software	3 years
Customer Relationships	1-4 years
Creative Relationships	10 years
Talent Relationships	1 year
Trade name	5 years
Courses	2 years
Workforce	2 years

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

k.	Internal-use software:

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

Capitalized internal-use software costs are recorded under intangible assets, net.

l.	Impairment of long-lived assets and intangible assets with definite useful life:

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

During 2023 the Company recorded an impairment of ROU asset in the amount of $211.

During 2022 due to an adverse change in macro-economic conditions the Company recorded an impairment of intangible assets in the amount of $27,629 mainly in connection with the asset group related to Stoke acquisition, asset group related to CreativeLive acquisition and internal use software capitalization. In determining the estimated fair value of the asset group, the Company utilized a discounted cash flow model. The key assumptions within the model related to forecasting of future revenue, appropriate discount rate and appropriate terminal value based on the nature of the asset group.

 No impairment was recorded for the year ended December 31, 2024.

m.	Business combinations:

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

n.	Goodwill:

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

No goodwill impairment was recorded for the years ended December 31, 2024, 2023 and 2022.

o.	Derivatives and hedging:

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss in connection with forecasted transactions not probable of occurring is recorded under financial income (expenses), net.

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

p.	Fair value of financial instruments:

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

q.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment in marketable securities, bank deposits, restricted deposit and derivatives, which are placed in major banks in Israel, Germany and the U.S.

User funds are held by a payment service provider which, pursuant to the agreement, was engaged to hold the user funds on behalf of buyers and sellers in an account segregated from the payment service provider’s operating bank account.

Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its accounts receivables and establishes an allowance for expected losses as necessary.

The Company does not have off-balance sheet concentration of credit risks.

r.	Convertible notes:

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

s.	Employee related obligations:

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

As a result, the Company does not recognize any asset or liability in connection with severance pay. Severance costs amounted to $5,038, $4,734 and $4,567 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s U.S. Subsidiaries have a 401(K) defined contribution plan covering certain employees in the U.S. The expenses recorded by the U.S. subsidiaries for matching contributions for the years ended December 31, 2024, 2023 and 2022 were immaterial.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

t.	User funds and user accounts:

The Company has an arrangement with an existing payment service provider to hold funds on behalf of buyers and sellers (“users”). User funds consist of buyers’ prepayments that would be earned when an order is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. User accounts represent the corresponding liability to the users.

The Company does not have ownership over the funds and does not have the right to direct the funds to be used at will or for its own benefit other than those funds related to transaction commissions owed to the Company after control has been obtained by the customers.

u.	Leases:

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

Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the CPI as of the commencement date and will not be subsequently adjusted, unless the liability is reassessed for other reasons.

The Company subleases a specific section or certain square footage, for a fixed term, of its office space to one or more subtenants (third parties) while retaining the remaining space for its own use. The sublease agreement may include renewal options, allowing the subtenant to extend the sublease term based on mutually agreed-upon conditions. Sublease income is recognized over the term of the agreement. The Company recognizes sublease income as an offset to lease expenses.

The Company elected the practical expedient to not separate lease and non-lease components for its leases.

v.	Revenue recognition:

The Company’s revenue is generated from marketplace revenue and other services revenue that the Company provides to its customers to help them grow their business and empower their work.

Revenue is recognized in accordance with ASC No. 606 “Revenue from Contractors with Customers”. The Company recognizes revenue by applying the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

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

Marketplace revenue:

The Company’s marketplace enables businesses, or buyers, to connect and engage with freelancers, or sellers, globally. The Company earns various fees for enabling orders and providing other services to cover administrative fees. These fees include transaction commissions based on the transaction value and foreign transaction fees.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Fiverr sellers receive the benefit of marketplace activities, including listing their freelance services for purchase, engaging with customers via communication and collaboration tools provided by the marketplace, as well as the security and convenience of payment processing on the platform. Fiverr buyers enjoy the access to a global talent tool, as well as the communication and collaboration tools, and payment processing benefits similar to sellers. For these benefits, Fiverr sellers and buyers pay a commission for each completed transaction.

The Company’s customers are the users on its platform. Users accept the Company’s terms of service upon registration to the platform. Gross order amount including transaction commission is collected from the buyer upfront by a third-party payment provider. The prepaid amounts from buyers are simultaneously recorded as an asset under user funds with a corresponding liability to buyers under user accounts and deferred revenue until the order is completed or canceled.

The Company’s marketplace revenue is primarily comprised of one distinct performance obligation which is to arrange services to be provided on its marketplace platform by the sellers to the buyers.

The Company earns transaction commissions that are based on the total value of transactions ordered through the platform once the buyer obtains control of the service, which occurs at a point in time upon the completion of each order.

Revenue is recognized in the amount of consideration to which the Company expects to be entitled, in exchange for satisfying the related performance obligations by transferring control to the customer, excluding amounts collected on behalf of other third parties and indirect taxes.

Revenue is recognized on a net basis since the Company has concluded that it acts as an agent on its platform, mainly since it does not take responsibility for the sellers’ services and therefore it is not responsible for fulfilling the promise to provide the service and does not have discretion in price establishment. Therefore, the Company does not obtain control of the services before they are transferred to the customer.

The Company also charges foreign transaction fees for buyers who choose to pay in their local currencies. Foreign transaction fees are variable consideration and are recognized as earned for each transaction processed, which is when the Company has the contractual right to bill for the services.

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2024, 2023 and 2022 were immaterial.

Service revenue:

Services revenue is derived from optional services offered to our customers, which primarily include advertising services, subscription services, and others.

Advertising services: Fiverr Ads allows sellers to advertise their services on the Company’s platform. Sellers bid and win prime locations on the platform through an auction mechanism which is based on cost-per-click. Sellers are charged only when their ads are viewed and clicked by the buyer, at which time revenue is recognized.

Subscription services: Revenue from subscriptions primarily include revenue from seller tools and dropshipping automation tools. The Company charges monthly or annual subscription fees to users for subscription services. These subscription fees are fixed consideration and are recognized over the period of the subscription on a straight-line basis.

Other services: Other services include revenues from additional products and services provided to our community as well as fees earned on user funds. The Company earns fees on user funds while they are held by a payment service provider. The fee is considered variable consideration and is recognized when it is earned from the payment service provider.

Contract liabilities:

The Company’s contract liabilities mainly consist of deferred revenues and primarily include payments from marketplace activities and other service received in advance for services of the Company’s performance under the contract for which control has not been yet obtained by the customers. Deferred revenues balance amounted to $20,090 and $11,047, for the years ended 2024 and 2023, respectively. The change in the deferred revenues balances during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. As part of a business combination, the Company acquired contract liabilities related to deferred revenues, which contributed to the overall increase in the balance. During the year ended December 31, 2024, the company recognized all of the revenue that was included in the current deferred revenues balance at the beginning of the period.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Practical expedients:

The Company elected to use the practical expedient and recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that the Company otherwise would have recognized is one year or less. The Company also does not disclose the value of unsatisfied performance obligations since the original expected duration of the contracts is one year or less. Additionally, the Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component.

Disaggregated revenue:

See note 19 for the Company’s revenue disaggregated by type of service and geographic area

w.	Cost of revenue:

Cost of revenue is mainly comprised of expenses related to payment processing fees, server hosting fees, costs of customer support personnel, contractors services, amortization expenses associated with acquired intangible assets and capitalized internal-use software. Cost of revenue also consists of personnel and the related overhead costs, including share-based compensation.

x.	Research and development expenses:

Research and development expenses are primarily comprised of costs of the Company’s research and development personnel, related overhead costs, including share-based compensation, development related activities expenses including new initiatives, professional services and other business technology services. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

y.	Sales and marketing expenses:

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel and the related overhead costs, including share-based compensation for employees engaged in sales, marketing, advertising and promotional activities. A significant component is performance marketing investments such as user acquisition costs, branding costs, marketing campaigns and other media advertisements costs, and amortization of acquired intangible assets. Sales and marketing expenses are expensed as incurred.

Advertising costs were $122,020, $112,796 and $119,519 for the years ended December 31, 2024, 2023 and 2022, respectively.

z.	General and administrative expenses:

General and administrative expenses primarily include overhead related costs, including share-based compensation of the Company’s executive, finance, legal, human resources and other administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, earn-out revaluation, other corporate expenses, as well as chargeback expenses and costs associated with fraud risk reduction, expenses related to allowance for doubtful accounts in the event of uncollectible account receivables balances and others. General and administrative expenses are expensed as incurred.

aa.	Share based compensation:

The Company accounts for share-based compensation in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Share based awards are mainly granted to employees and members of the Company’s board of directors and measured at fair value at each grant date. The Company calculates the fair value of share options and Employee Share Purchase Plans (“ESPP”) on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method. The Company recognizes the fair value of Restricted Share Units (“RSUs”) on the grant date based on the market value of the underlying share and the expense is recognized over the requisite service period for awards using the straight-line method. The Company recognizes the fair value of the Performance Share Units (“PSUs”) on the grant date based on the market value of the underlying share and the expense is recognized based both on the implicit service period of the award and the achievement of specified performance targets. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met and is recognized on a graded vesting basis, using the accelerated method.

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

Expected term of options granted was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior.

The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term.

The Company has not paid dividends and has no foreseeable plans to pay dividends.

ab.	Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), using the liability method, whereby deferred tax assets and liabilities account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and for carry-forward tax losses, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, and if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

Deferred tax assets and liabilities are classified as long-term assets and liabilities in the consolidated balance sheets.

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

ac.	Segment reporting:

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases.

ad.	Basic and diluted net income (loss) per share:

The Company computes basic net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is computed by taking into account the potential dilution that could occur upon the exercise of share options and ESPP and vesting of RSUs and PSUs granted under share-based compensation plans using the treasury stock method and the potential dilution that could occur upon conversion of the convertible notes (including adding back amortization of issuance costs related to the convertible notes) using the if converted method.

In 2024, 2023 and 2022, the number of potentially dilutive RSUs and PSUs, share options to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation due to the anti-dilutive effect amounted to 5,835,398, 5,792,535 and 6,386,203 respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

ae.	Repurchases of Ordinary shares:

The Company repurchases its ordinary shares. The Company presents the cost to repurchases as a reduction of shareholders' equity.

af.	Contingencies:

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

ag.	Recently adopted accounting pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU.

2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024, refer to note 19.

ah.	Recently not yet adopted accounting pronouncements:

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing US GAAP are required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

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

ai.	Certain comparative figures have been reclassified to conform to the current year presentation.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 3: - Certain transactions

a.	Praetolia Limited acquisition:

In April 2024, the Company acquired all the outstanding shares of Praetolia Limited, a software talent platform for total  consideration of $10,248 in cash.

In addition, the agreement stipulated contingent payments which are not included in the total consideration to the shareholders of Praetolia Limited in an aggregate amount of up to $8,000 subject to service and certain performance conditions of Praetolia Limited, out of which the Company has not recorded a liability as of December 31, 2024.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The table below summarizes the fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$1,085
Assets acquired (1)	909
Identified intangible assets (2):
Talent Relationships	1,438	1 year
Customer Relationships	2,553	4 years
Other Customer Relationships	898	1 year
Goodwill	4,722
Total assets acquired	11,605
Total assumed liabilities (3)	(1,357)
Net assets acquired	$10,248

(1)	Assets acquired include trade receivables and other receivables.

(2)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of talent relationships was determined by using the With-and-Without Method.

Fair value of customer relationships was determined by using the Multi-period Excess Earning Method.

(3)	Total assumed liabilities includes accounts payable, deferred income tax liabilities, net and other liabilities assumed.

Goodwill generated from the above business combination is attributed to synergies between the Company's and the acquired businesses’ services, and is not deductible for income tax purposes.

The Company incurred approximately $119 in acquisition expenses for the year ended December 31, 2024 recorded under general and administrative expenses.

The results of operations of Praetolia Limited were included in the Company’s consolidated financial statements commencing the date of acquisition and are not material.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

b.	AutoDS Ltd. acquisition:

In July 2024, the Company acquired all of the outstanding shares of AutoDS Ltd. (“AutoDS”), a leading platform of end-to-end solution for dropshippers for a total consideration of $55,658.

The agreement stipulated an earn-out consideration of up to $36,000, in both cash and shares based on obtaining certain financial results in the three years following the acquisition. The earn-out consideration was measured at fair value utilizing a Monte Carlo simulation depending on the achievement objective. The earn-out consideration fair value as of the acquisition date was $14,116. Changes in the earn-out consideration fair value are recorded in the consolidated statements of operations under general and administrative expenses.

The following table summarizes the fair value of the consideration transferred to AutoDS shareholders as of the acquisition date:

Cash paid	$39,339
Fair value of Earn-out	14,116
Accrued payment	1,556
Fair value of unvested options	647
Total fair value of consideration transferred	$55,658

In addition to the purchase consideration and pursuant to hold-back agreements with certain AutoDS employees, the Company transferred $12,168 in cash which will be released to the employees over three years from the acquisition date. The payouts of the hold-back are subject to continued employment, and therefore recognized as compensation expense over the requisite service period. As of December 31, 2024 the Company recorded compensation expenses in the amount of $1,711 under sales and marketing expenses.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The table below summarizes the preliminary fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	9,147
Assets acquired (4)	2,691
Identified intangible assets (5):
Users’ Relationships	4,211	1
Technology	26,453	5
Trademark	2,730	5
Goodwill	28,226
Total assets acquired	73,458
Total assumed liabilities (6)	(17,800)
Net assets acquired	$55,658

(4)	Assets acquired include deposits, trade receivable and other identifiable assets acquired.

(5)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of users' relationships was determined by using the With-and-Without Method.

Fair value of technology was determined by using the income approach method.

Fair value of trademark was determined by using the relief from royalty method.

(6)	Total assumed liabilities includes accounts payable, deferred revenue, deferred income tax liabilities, net and other liabilities assumed.

Goodwill generated from the above business combination is attributed to synergies between the Company's and the acquired businesses’ services and is not deductible for income tax purposes.

The Company incurred approximately $357 in acquisition expenses for the year ended December 31, 2024 recorded under general and administrative expenses.

The results of operations of AutoDS were consolidated in the Company’s financial statements commencing the date of acquisition and are not material.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 4: - Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2024
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$59,732	$-	$-
Money market funds	69,144	-	-
Deposits	4,596	-	-
Short-term Bank deposits	144,843	-	-
Restricted deposits	1,330	-	-
Marketable securities	-	410,956	-
Asset derivatives (included in other receivables)	-	1,413	-
Earn-out	-	-	(12,118)
Total	$279,645	$412,369	$(12,118)

The following table sets forth a summary of the changes in the fair value of the earn-out:

Fair value
Fair value as of December 31, 2023	$-
Acquisition of AutoDS (Note 3)	(14,116)
Payment	5,200
Change in fair value	(3,202)
Fair value as of December 31, 2024	$(12,118)

The inputs and assumptions that were used in the earn-out valuations as of the acquisition date related to volatility ranged from 10% to 19%.

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2023
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$99,293	$-	$-
Money market funds	79,621	-	-
Deposits	4,760	-	-
Bank deposits	85,893	-	-
Restricted deposits	1,299	-	-
Marketable securities	-	476,138	-
Asset derivatives (located in other receivables)	-	971	-
Liability derivatives (located in other account payables and accrued expenses)	-	(87)	-
Total	$270,866	$477,022	$-

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

As of December 31, 2024, the total estimated fair value of the convertible notes was approximately $437,575. The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on the quoted price of the convertible notes in an over-the-counter market.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 5: - Other receivables

Other receivables consisted of the following as of:

	December 31,
	2024	2023
Trade receivables	$16,277	$13,230
Interest receivables	6,696	4,789
Hold-back payment in connection with AutoDS acquisition	4,056	-
Prepaid expenses	3,694	3,662
Hedging outstanding contracts	1,413	971
Other current assets	2,062	1,565
Total	$34,198	$24,217

Note 6: - Marketable securities

As of December 31, 2024, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

U.S. Treasury and other U.S. government agencies	$117,876	$210	$(81)	$118,006
Corporate bonds	292,601	534	(184)	292,950
Total	$410,477	$744	$(265)	$410,956

As of December 31, 2023, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

U.S. Treasury and other U.S. government agencies	$99,745	$302	$(805)	$99,242
Corporate bonds	377,991	985	(2,080)	376,896
Total	$477,736	$1,287	$(2,885)	$476,138

The following table summarizes the amortized cost, unrealized holding gains and losses and fair value of marketable securities by contractual maturity as of December 31, 2024:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Due within one year	$288,842	$281	$(176)	$288,947
Due after one year through two years	121,635	463	(89)	122,009
Total	$410,477	$744	$(265)	$410,956

The following table summarizes the amortized cost, unrealized holding gains and losses and fair value of marketable securities by contractual maturity as of December 31, 2023:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value

Due within one year	$149,188	$42	$(1,424)	$147,806
Due after one year through two years	328,548	1,245	(1,461)	328,332
Total	$477,736	$1,287	$(2,885)	$476,138

From the total of $265 and $2,885 unrealized losses as of December 31, 2024 and 2023, $250 and $2,477 were in continuous unrealized loss for more than 12 months, respectively. The unrealized losses are mainly driven by the higher interest rate environment and the recent interest rate hikes by global central banks during 2023-2024, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in the Company’s portfolio.

As of December 31, 2024 and 2023, interest receivable amounted to $3,492 and $3,354, respectively, and is included within other receivables in the balance sheet.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 7: - Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2024	2023
Leasehold improvements	$6,430	$6,358
Computers and peripheral equipment	6,770	5,986
Office furniture and equipment	1,668	1,591
	14,868	13,935
Less-accumulated depreciation	(10,597)	(9,200)
Total	$4,271	$4,735

Depreciation expenses were $1,778, $1,879 and $2,032 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 8: - Intangible assets, net

Acquired intangible assets consisted of the following as of December 31, 2024:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Technology	$43,337	$(12,808)	$30,529
Capitalized internal-use software	6,292	(5,714)	578
Customer Relationships	11,998	(7,152)	4,846
Creatives Relationships	4,252	(1,676)	2,576
Talents Relationships	1,438	(894)	544
Trade Name	4,765	(1,982)	2,783
Courses	968	(942)	26
Workforce	1,250	(1,250)	-
Total	$74,300	$(32,418)	$41,882

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Acquired intangible assets consisted of the following as of December 31, 2023:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Technology	$15,778	$(9,111)	$6,667
Capitalized internal-use software	5,842	(5,367)	475
Customer Relationships	4,335	(4,267)	68
Creatives Relationships	4,252	(1,250)	3,002
Trade Name	2,035	(1,640)	395
Courses	950	(835)	115
Workforce	1,250	(1,250)	-
Total	$34,442	$(23,720)	$10,722

In connection with internal-use software, the Company capitalized $469, $0 and $953 for the years ended December 31, 2024, 2023 and 2022, respectively. The capitalized amount included share-based compensation of $32, $0 and $274 for the years ended December 31, 2024, 2023 and 2022, respectively.

Amortization expenses amounted to $8,698, $4,108 and $8,153 for the years ended December 31, 2024, 2023 and 2022, respectively.

The estimated future amortization of intangible assets as of December 31, 2024 was as follows:

2025	$12,273
2026	8,898
2027	8,825
2028	7,637
2029	3,799
2030 and thereafter	450
Total	$41,882

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 9: - Other non-current assets

Other non-current assets consisted of the following as of:

	December 31,
	2024	2023
Deferred tax assets (refer to note 18)	$22,517	$-
Hold-back payment in connection with AutoDS acquisition	6,401	-
Other	1,470	1,349
Total	$30,388	$1,349

Note 10: - Derivatives and hedging

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $54,000 and $55,000 as of December 31, 2024 and 2023, respectively.

The fair value of the Company’s outstanding contracts amounted to an asset of $1,413 as of December 31, 2024, and an asset of $971 and a liability of $87 as of December 31, 2023.

These assets and liabilities were recorded under other receivables and other account payables and accrued expenses, respectively.

Gains of $217 and losses of $4,085 and $4,082 were reclassified from accumulated other comprehensive income (loss) during the years ended December 31, 2024, 2023 and 2022, respectively.

Such gains and losses were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred. These gains and losses were recorded in the consolidated statements of operations as follows:

	December 31,
	2024	2023	2022
Cost of revenue	$(15)	$336	$123
Research and development	(142)	2,015	2,640
Sales and marketing	(25)	826	1,025
General and administrative	(35)	908	294
Total	$(217)	$4,085	$4,082

In addition, for the years ended December 31, 2024, 2023 and 2022 losses of $0, $395 and $875, respectively, were reclassified from other comprehensive loss to financial income (expenses), net in connection with forecasted transactions not probable of occurring.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 11: - Other account payables and accrued expenses

Other payable and accrued expenses consisted of the following as of:

	December 31,
	2024	2023
Accrued expenses	$33,880	$26,709
Accrued payroll and government authorities	19,045	16,906
Earn-out	2,975	-
Proceeds from (payments of) withholding tax related to employees’ exercises of share options and RSUs	1,267	408
Derivatives	-	87
Total	$57,167	$44,110

Note 12: - Leases

The Company leases office spaces under non-cancellable operating lease agreements in Israel and the U.S. The initial term for the operating lease of the Company’s office space in Israel was until December 2021, however, the Company utilized a five-year renewal option such that the agreement will expire in December 2026. The operating lease for the office space in the U.S expires in April 2027 and has no renewal option. The Company subleases a portion of its Israel office space.

The components of operating lease cost recorded under operating expenses were as follows for the years ended:

	December 31,
	2024	2023	2022
Fixed cost and variable cost that depend on an index	$3,121	$2,689	$3,312
Impairment of lease ROU asset	-	211	-
Short term lease cost	63	76	23
Sublease income	(204)	(1,293)	(434)
Total	$2,980	$1,683	$2,901

Weighted average remaining lease term as of December 31, 2024	2.06 years
Weighted average discount rate	3.07%

Cash payments related to operating lease liabilities for the years ended December 31, 2024, 2023 and 2022, were $3,331, $3,374, and $3,624, respectively

The minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2024, were as follows:

2025	$2,647
2026	2,733
2027	157
Total undiscounted lease payments	5,537
Less: imputed interest	(182)
Present value of lease liabilities	$5,355

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 13: - Commitments and contingencies

From time to time, the Company may be involved in various claims and legal proceedings.

The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss.

As of December 31, 2024 and 2023, the Company is not involved in any material claims or legal proceedings that would require an accrual of liability for the estimated loss.

Note 14: - Convertible notes

a.	Convertible notes

In October 2020, the Company issued $460,000 aggregate principal amount, 0% coupon rate of convertible notes due on November 1, 2025 (inclusive of an additional $60,000 aggregate principal amount of such notes pursuant to the exercise in full of the over allotment option of the initial purchasers). The convertible notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, per share per $1 principal amount of convertible notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The convertible notes are senior unsecured obligations of the Company. The convertible notes mature on November 1, 2025, unless earlier repurchased, redeemed or converted.

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

The annual effective interest rate of the debt component following the adoption of ASU 2020-06 is 5.8%.

The net carrying amount of convertible notes as of December 31, 2024 and 2023 was as follows:

	December 31,
	2024	2023
Principal amounts	$460,000	$460,000
Unamortized issuance costs	2,140	4,695
Net carrying amount	$457,860	$455,305

Financial expenses related to the convertible notes for the years ended December 31, 2024, 2023 and 2022 were $2,555, $2,541 and $2,527, respectively.

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

Note 15: - Other non-current liabilities

Other non-current liabilities consisted of the following as of:

	December 31,
	2024	2023
Deferred tax liabilities (refer to note 18)	$3,822	$1,805
Uncertain tax positions (refer to note 18)	5,531	-
Earn-out	9,143	-
Other	1,132	813
Total	$19,628	$2,618

Note 16: - Shareholders’ equity

a.
Share Repurchase Program:

During 2024, the Company’s board of directors authorized a share buyback program for the repurchase of up to $100,000 of the Company’s outstanding Ordinary shares. As of December 31, 2024, the Company repurchased 4,139,417 ordinary shares for $99,997, excluding $84 broker fees, at an average price of $24.16 per share. The ordinary shares purchased were cancelled subsequent to their purchase, returned to the unallocated share pool and are no longer outstanding.

b.	Holders of ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors.

c.
Share options, RSUs and PSUs:

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

As of December 31, 2024, 2,308,771 RSUs and PSUs were outstanding under the 2019 Plan and the total of 2,489,312 ordinary shares was available for future grants under the 2019 Plan.

The following table summarizes the status of the share options granted under our 2019 Plan and 2011 Plan as of and for the year ended:

	December 31, 2024
	Number of share options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at the beginning of the year	3,412,281	$52.52	4.66
Granted	-	-	-
Exercised	(332,461)	9.97	-
Forfeited	(103,771)	68.66	-
Outstanding at the end of the year	2,976,049	$56.78	3.73
Exercisable at the end of the year	2,388,754	$56.91	3.43

The weighted-average grant-date fair value of share options granted was $18.17 and $25.24 per share for the years ended 2023 and 2022, respectively.

The weighted-average grant-date fair value of share options exercised was $26.15, $25.09 and $20.30 per share for the years ended December 31, 2024, 2023 and 2022, respectively.

The fair value of these share options was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2024	2023	2022
Volatility	-	56% – 58%	54% – 57%
Expected term in years	-	3.78 – 5.23	3.78 – 4.56
Risk-free interest rate	-	3.37% – 4.22%	1.87% – 4.4%
Estimated fair value of underlying ordinary shares	-	20.5 – 39.35	27.55 – 81.03
Dividend yield	-	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $5,366, $8,146 and $10,873 for the years ended December 31, 2024, 2023 and 2022, respectively.

The grant-date fair value of vested share options was $19,122, $20,802 and $23,346 for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table summarizes the status of RSUs and PSUs granted under our 2019 Plan as of and for the year ended:

	December 31, 2024
	Number of RSUs and PSUs	Weighted- average grant date fair value
Outstanding at the beginning of the year	1,476,818	$57.76
Granted	2,052,292	27.83
Vested	(833,722)	55.91
Forfeited	(386,617)	47.34
Outstanding at the end of the year	2,308,771	$33.14

h.
Employee Share Purchase Plan:

In August 2020, the Company adopted the 2020 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2024, a total of 1,303,663 shares were reserved for issuance under the ESPP.

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP was 410,000 shares, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.

During 2024, 163,390 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2024	2023	2022
Volatility	46.15-97.6%	66.4-97.6%	86.4-97.6%
Expected term in years	0.5	0.5	0.5
Risk-free interest rate	4.24-5.26%	4.24-4.96%	0.08-4.24%
Estimated fair value of underlying ordinary shares	26.40-206.07	26.40-206.07	35.36-206.07
Dividend yield	0%	0%	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Share-based compensation costs are recorded in the consolidated statements of operations for the years ended:

	December 31,
	2024	2023	2022
Cost of revenue	$2,136	$2,497	$2,520
Research and development	23,569	24,310	23,828
Sales and marketing	13,592	13,304	17,196
General and administrative	34,645	28,587	28,211
Total	$73,942	$68,698	$71,755

The total unrecognized share-based compensation cost as of December 31, 2024 was $ 87,027, which will be recognized over a weighted-average period of 2.37 years.

Note 17: - Financial income (expenses), net

	Year ended December 31,
	2024	2023	2022
Bank charges and other financial expenses	$(138)	$(185)	$(596)
Amortization of discount of convertible notes	(2,555)	(2,541)	(2,527)
Derivatives and hedging	-	(395)	(875)
Exchange rate gain (loss), net	(859)	131	1,141
Amortization of premium and accretion of discount on marketable securities, net	4,753	730	(6,385)
Interest income, net	26,505	22,423	12,866
Total	$27,706	$20,163	$3,624

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 18: - Income taxes

  Fiverr International Ltd.’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel: Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2022-2024. Refer to Note 18g for tax benefits in Israel.

b.	Income (loss) before income taxes: The following are the domestic and foreign components of the Company’s income (loss) before income taxes for the years ended:

	December 31,
	2024	2023	2022
Domestic income (loss)	$15,004	$9,034	$(62,905)
Foreign loss	(3,116)	(3,980)	(8,005)
Total	$11,888	$5,054	$(70,910)

c.	Tax benefit (Income taxes) are comprised as follows:

	December 31,
	2024	2023	2022
Current taxes	$(10,269)	$(1,373)	$(577)
Deferred taxes	16,627	-	-
Total	$6,358	$(1,373)	$(577)

	December 31,
	2024	2023	2022
Domestic	$6,487	$(1,025)	$(632)
Foreign	(129)	(348)	55
Total	$6,358	$(1,373)	$(577)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

d.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The principal components of the Company’s deferred tax assets are as follows for the years ended:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$10,015	$12,800
Research and development expenses carryforward	3,200	6,624
Accrued and other	2,545	1,730
Share-based compensation	14,129	10,514
Capped call transaction	5,188	-
Operating lease liabilities	758	903
Acquired Intangible assets	392	-
Total deferred tax asset before valuation allowance	$36,227	$32,571
Valuation allowance	(10,061)	(30,718)
Total deferred tax asset after valuation allowance	$26,166	$1,853
Deferred tax liabilities:
Operating lease ROU assets	(732)	(853)
Acquired Intangible assets	(5,244)	(879)
Accrued and other	(1,495)	(121)
Total deferred tax liability	$(7,471)	$(1,853)
Net deferred taxes	$18,695	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, as of December 31, 2024, the Company recorded a tax asset of $15,863 reflecting tax benefit in Israel mainly due to share-based compensation and utilization of net operating losses in future years.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2024	2023	2022
Income (loss) before income taxes	$11,888	$5,054	$(70,910)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit (expense)	(2,734)	(1,162)	16,309
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	15,460	15,885	(4,491)
Effect of technological preferred enterprise status (TPE)	1,650	-	-
Effect of entities with different tax rates	(203)	(51)	(145)
Non-deductible expenses	(4,607)	(6,296)	(11,840)
Write-off of NOL due to limitation on utilization	-	(8,305)	-
Uncertain tax provision	(2,532)	(1,111)	(302)
Other	(676)	(333)	(108)
Effective income taxes	$6,358	$(1,373)	$(577)

e.	Net operating loss carryforward:

As of December 31, 2024, the Company had approximately $16,826 Net Operating Losses (“NOL”) attributed to the Israeli entity to be utilized over a period of 5 years. Also, the Company had approximately $33,518 NOL carryforward attributed to the U.S. subsidiaries federal tax. NOLs for U.S. Federal income tax purposes (“Federal NOLs”) generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. Federal NOL’s originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. Federal NOL’s generated after December 31, 2017, have an infinite carryforward period and are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All of the federal NOL’s of the Company are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of ClearVoice, Working Not Working, Inc. and CreativeLive. Additionally, the Company had approximately $14,567 NOLs carryforward attributed to the U.S. subsidiaries state income tax. NOLs for U.S. State income tax purposes (“State NOLs”) generated in the years ended December 31, 2013 through 2017 will begin to expire in 2034 for state income tax purposes. State NOL’s originating before January 1, 2018, are eligible to offset taxable income. In some states, State NOL’s generated after December 31, 2017, have an infinite carryforward period.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

f.	Basis of taxation:

Israel:

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investment Law regimes through regulations approved on May 1, 2017 and that have come into effect from January 1, 2017.

Applicable benefits under the new regime include:

- Introduction of a benefit regime for "Preferred Technology Enterprises" ("PTE") granting a 12% tax rate in central Israel – on qualified income deriving from Benefited Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets.

- A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company evaluated the effect of the adoption of the Amendment 73 and it generally meets the conditions for tax benefits as a “Preferred Technological Enterprise.”

United States:

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

g.
Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an "industrial company" under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

h.
Tax assessments:

As of December 31, 2024, the Company had open tax years for the periods between 2019 and 2023 in Israel and for the periods between 2020 and 2023 for the U.S. subsidiaries. In Israel, the Company is under the Israeli Tax Authorities audit for the years 2019-2022. The Company has NOL in Israel and the U.S. and R&D credit in the U.S. from prior tax periods which may be subject to examination in future periods. NOLs are subject to tax in future periods.

i.	Uncertain tax positions: A reconciliation of the opening and closing amounts of total unrecognized tax positions is as follows:

	December 31,
	2024	2023
Opening balance	$2,711	$1,433
Decrease related to previous years tax positions	-	-
Increase related to previous years tax positions	203	251
Increase related to current year tax positions	2,617	1,027
Closing balance	$5,531	$2,711

   As of December 31, 2023 unrecognized tax benefit in the amount $1,148 was presented net from deferred tax assets.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 19: - Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows for the years ended:

	December 31,
	2024	2023	2022
U.S.	$191,705	$178,450	$172,704
Europe	104,319	95,593	84,484
Asia Pacific	60,912	54,400	48,585
Rest of the world	30,959	29,664	28,153
Israel	3,586	3,268	3,440
Total	$391,481	$361,375	$337,366

The following table summarizes disaggregated revenue by marketplace revenue and services revenue for the years ended:

	December 31,
	2024	2023	2022
Marketplace Revenue	$303,069	$306,981	$296,263
Services Revenue	88,412	54,394	41,103
Total	$391,481	$361,375	$337,366

Property and equipment, net and ROU assets by geographical areas was as follows:

	December 31,
	2024	2023
Israel	$8,045	$10,622
U.S. and other	1,348	833
Total	$9,393	$11,455