Form 20-F
period 2025-12-31
Fiverr International Ltd.
filed 2026-03-12
CIK 1762301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 36,093,139 ordinary shares.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024, and references to fiscal 2025 and 2025 are references to the fiscal year ended December 31, 2025. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report also contains estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, industry outlook, buyer cohort behavior, expected trends and financial performance indicators, macroeconomic conditions, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets and expected transition of the business, are forward-looking statements.

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

Our estimates and forward-looking statements may be influenced by factors including:

●
our growth mainly depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, due to AI technologies or otherwise, could materially and adversely affect our business;

●	we have incurred net losses in the past and we may not be able to generate sufficient revenue to maintain profitability or positive net cash flow generated by operating activities;

●
We face significant competition from AI technologies and online and offline platforms and competitors, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

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

●	currency exchange rate fluctuations affect our results of operations, as reported in our financial statements;

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

●
changes to, or limitations on, our pricing model, including our marketplace take rate and fees for other services, could reduce marketplace activity, harm our brand, and materially adversely affect our business, financial condition and results of operations;

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

Risks relating to our business and industry

Our growth mainly depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, due to AI technologies or otherwise, could materially and adversely affect our business.

The size of our community of users, including both buyers and freelancers, is critical to our success. While we have experienced strong growth in the number of annual active buyers on our platform since inception, in the past couple of years the number of annual active buyers has been declining, including as a result of AI technologies reducing demand for simple and low-skilled services on our marketplace, and future growth could be volatile and differ significantly from one year to another. Many factors impact buyer growth, and we cannot accurately predict or guarantee annual active buyer growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees, or otherwise use AI technologies instead of simple and low-skilled services offered on our marketplace. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to the use of AI technologies, a general decrease in spending or otherwise as a result of a global recession, could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

Key factors in attracting and retaining buyers include our ability to go upmarket by offering complex high-skilled services in the marketplace, grow our brand awareness, attract and retain high-quality freelancers and increase the quantity and quality of services posted on our marketplace. A key factor in attracting and retaining freelancers, in turn, is maintaining and increasing the number of buyers using our platform. Thus, achieving growth in our community of buyers and freelancers will require us to prioritize strategic initiatives by investing in the development and expansion of our business, including AI-driven capabilities, product enhancements, marketplace efficiency and user experience, as well as to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in growth or additional users. We may also need to modify our pricing model to attract and retain such users.

Users can generally decide to cease using our platform at any time. Users may stop using our platform and related services if the quality of the user experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive products and services, including AI technologies. Users may also choose to cease using our platform if they perceive that our pricing model is not in line with the value they derive from our platform or for other reasons. In addition, expenditures by buyers may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new users or fail to maintain existing users, our revenue may grow more slowly than expected and our business could be materially and adversely affected.

We have incurred net losses in the past and may not be able to generate sufficient revenue to maintain profitability or positive net cash flow generated by operating activities.

During 2025, we incurred $1.2 million operating loss, achieved net income of $21.0 million and had operating net cash flow of $104.6 million. We may not be able to generate sufficient revenue to sustain profitability, or positive net cash flow generated by operating activities. We expect to continue investing in the development and expansion of our business, including AI-driven capabilities, product enhancements, marketplace efficiency and user experience. Our operating expenses may fluctuate over time, including decreasing or increasing in absolute dollars, as we manage our cost structure, reallocate resources and prioritize strategic initiatives. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, or interest rates decrease, we may not be able to sustain profitability or to maintain positive cash flow from operating activities on a consistent basis.

We face significant competition from AI technologies and online and offline platforms and competitors, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

The rapid advancement in AI technologies presents challenges for our industry as the evolving AI landscape has reduced the demand for simple and low-skilled services on our marketplace. This trend is expected to continue and may accelerate as AI technologies become more sophisticated and widely adopted. If we are unable to successfully adapt our business model to address these developments, for example by incorporating AI technologies and related services into our product offerings or focus on higher-value, more complex services that cannot be easily replicated by AI in a timely manner, our revenue could materially decline.

In addition, successful execution of our strategy depends on our ability to attract and retain users, expand the market for our platform, maintain a technological edge and provide value to our users. We face competition from a number of online and offline platforms and competitors that offer freelance services as part of their broader services portfolio. Our main competitors fall into the following categories:

●	software companies focused on providing technological solutions driven by AI;

●	traditional contingent workforce and staffing service providers and other outsourcing providers;

●	online freelancer platforms that serve a diverse range of skill categories;

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

Adverse macroeconomic conditions, including inflation, slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, currency fluctuations, increased geopolitical risks, have affected the U.S. and global economy during 2025 and can adversely impact consumer and businesses confidence and spending and materially adversely affect demand for the digital services offered on the Company’s platform.

The present conditions and state of the U.S. and global economies make it difficult to predict whether, when and to what extent a recession has occurred or will occur in the near future. In the event of an occurring or worsening recession, as the case may be, in which the U.S. economy contracts, our business may be negatively impacted, accordingly due to less spending and reduced demand for our services. The Company has taken significant actions to shore up its resources and means in order to weather a potential downturn in the economy; however, should a recession occur, or worsen in the future, one may expect either scenario to have an adverse effect on the business of the Company.

In addition, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the U.S. administration.

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

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. In particular, in recent years, increasing attention has been given to corporate activities related to environmental, social and governance (ESG) matters including increasing attention on climate change and diversity, equity and inclusion matters, from stakeholders with varied views on these topics. Companies and brands that do not adapt to or comply with expectations, standards, and regulations on ESG matters as they continue to evolve, are perceived to have not responded appropriately in relation to ESG issues, or are alleged not to achieve the ESG standards, targets or commitments that they publicly state (often referred to as “greenwashing”), may suffer from reputational damage. Regulation (including emerging regulation) may require additional ESG public disclosures, and this may increase the risk of such damage. In addition, any unfavorable media coverage or negative publicity about our industry or Company and any errors, defects, disruptions, security vulnerabilities, abuse of our system, or other performance problems with our products and platforms may also cause us reputational damage. If our brand is harmed due to negative publicity we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, recent developments in certain jurisdictions have included increased political and regulatory scrutiny of ESG initiatives, with some regulators or other stakeholders actively opposing or seeking to restrict the consideration of ESG factors in investment and business decisions. Addressing stakeholder expectations and regulatory requirements globally, which at times may be conflicting, may entail costs, and any failure to successfully navigate such expectations may adversely impact our reputation, our business, financial condition and results of operations.

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

The market for freelancers and the services they offer is rapidly evolving. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses and individuals to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses and individuals may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work, or security or quality concerns. If the market for freelancers and the services they offer does not grow, or there is a reduction or change in demand for freelancer services as a result of macroeconomic conditions, technological advancement, labor market fluctuation or otherwise, our marketplace business could continue to decline.

If traffic to our websites declines for any reason, our growth may slow or stall.

Our ability to maintain the number of visitors directed to our websites is not entirely within our control. We depend in part on various internet search engines and other channels, including AI-driven chat-based assistants and generative search experiences, to direct a significant number of users to our website. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and may consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display or featuring of search results, we may be unable to cost-effectively drive users to our platform. Also, an increasing share of users now begins their queries with large language model (LLM) powered assistants rather than traditional web search engines, which may reduce referrals to our websites and overall traffic. Generative engines and LLM platforms do not consistently provide links or attribution and may answer user queries directly, which can diminish our visibility and click-through rates. The emerging practice of generative engine optimization (GEO) is nascent, costly, and unpredictable, and we may be less effective than competitors at optimizing content for LLM ingestion and retrieval or at structuring our content to be favored by AI assistants. If providers of LLMs or AI assistants modify their models, ranking or retrieval methodologies, attribution practices, or commercial terms, or otherwise deprioritize our content, we may lose exposure and traffic from those channels. We also rely on third-party distribution, data access, and APIs to make our content discoverable in AI ecosystems; limitations or restrictions could further reduce traffic. Additionally, our competitors’ search engine optimization efforts and GEO efforts may result in their websites receiving a higher search result page ranking than ours or being favored in AI-generated answers. This could decrease user engagement on our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Our business involves the collection, storage, processing and transmission of users’ proprietary, confidential and personal data as well as the use of third-party partners who store, process and transmit users’ proprietary, confidential and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our information technology systems and confidential data, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Remote and hybrid working arrangements at our Company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, any integration of AI in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced such cybersecurity incidents in the past and may experience incidents in the future. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

Any such incidents could expose us to claims, litigation (including class actions), regulatory or other governmental investigations, enforcement actions, administrative fines, significant liability, a diminished ability to retain or attract new customers, or disruption to our business. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Any compromise of our or our third-party partners’ security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, including potential contractual liability. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures.

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

Data security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation (including class actions) and governmental or regulatory investigation. Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies, or requirements that companies grant individuals certain rights, such as the right to access, correct and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data or provide consent to use their personal data for other purposes. We may need to notify governmental authorities and affected individuals with respect to data security breaches. For example, laws in the EU and UK and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify customers or other counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Additionally, while we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential data. In addition, privacy or data protection laws and regulations may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, or our practices. Further, the existence and need to comply in certain markets could impact our ability to offer our platform in those markets (without taking additional compliance steps). Cultural norms around privacy or data protection also vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

Changes in laws or regulations relating to data privacy, data protection, or cybersecurity or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

We receive, collect, store, process, transfer and use personal data and other user data, including, but not limited to, our customers, users, employees, partners and vendors such as, name and contact details, identification information, address, payment card information, tax information, details about orders and transactions, and biometric information for verification. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data concerning freelancers and other users, including personally identifying or other sensitive data. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use and protection of certain data, including personal information. We are subject to numerous federal, state, local and international laws, directives and regulations regarding privacy, data protection and data security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to the terms of our privacy policies and certain contractual obligations to third parties related to privacy, data protection and data security. We are committed to complying with our policies and applicable laws, regulations, contractual obligations and other legal obligations relating to privacy, data protection and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly and is likely to remain uncertain and complex for the foreseeable future, and therefore it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely, and may conflict with other legal obligations or our practices.

For example, in the European Economic Area, or the EEA, and the UK, we are subject to the EU General Data Protection Regulation, or EU GDPR, and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, together the UK GDPR (the EU GDPR and UK GDPR together referred to as the “GDPR”). The GDPR imposes stringent data protection compliance requirements and provides for significant penalties for noncompliance in the EEA and UK. The GDPR creates compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under both the EU GDPR and the UK GDPR, we could be fined under each of those regimes independently in respect of the same breach (including possible fines of up to the greater of €20 million / £17.5 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR and requirements to change our processing operations). In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement actions, assessment notices (for a compulsory audit) and/or civil claims (including class actions). We have implemented measures designed to comply in all material respects with the GDPR, and we continue to monitor and enhance our compliance program as regulatory guidance and expectations evolve, but this is an ongoing compliance process. We are also subject to evolving EU and United Kingdom (UK) privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions, and reputational damage.

Additionally, a number of U.S states have adopted privacy and security laws. These laws create a patchwork of legislation and regulation that impose heightened transparency obligations about data collection, use, and sharing practices, add restrictions on the “sale” or transfer of personal information to third parties for purposes such as advertising or analytics, create new data privacy rights for consumers including the ability to limit the use of personal information for advertising, and carry significant enforcement penalties for non-compliance, including monetary and injunctive relief. This patchwork may also give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. In particular, we are subject to U.S. data privacy laws that regulate the processing of biometric information. There has been an increase in class actions filed under laws such as the Illinois Biometric Information Privacy Act (“BIPA”). BIPA and similar biometric privacy laws may provide for a private right of action and statutory damages on a per-violation basis and often impose stringent requirements. If one or more of our products, technologies, team members, third-party service providers, or customers or users were alleged or determined to have violated any biometric privacy law, we could be subject to enforcement actions, litigation, fines, penalties, adverse publicity, and loss of customers or users

Moreover, U.S. and other state laws, as well as other legal and regulatory developments across jurisdictions are making it easier for individuals protected by those laws to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, and more generally, provide them more control of their data, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission, or the FTC, to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework.

In addition, failure to comply with the Israeli Privacy Protection Law, 1981, or the Israeli Privacy Law, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to enforcement actions, civil claims (including class actions), fines and penalties. Amendment 13 of the Israeli Privacy Law, which entered into effect in August 2025, increases monetary sanctions significantly, that in certain cases may reach millions of NIS, for breaching the Israeli Privacy Law and expands the Israeli Privacy Protection Authority investigation and enforcement authority.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 2.6%, 3.2% and 3.0% for the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2025, the NIS appreciated in relation to the U.S. dollar by 12.5%, while during the years ended December 31, 2024, and 2023, the NIS depreciated in relation to the U.S. dollar by 0.6% and 3.1%, respectively.

Evolving privacy laws and regulations related to cross-border data transfer restrictions and data localization requirements may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

Certain data privacy legislation restricts the cross-border transfer of personal data, and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the EEA, UK and Switzerland, to third party countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel, which was affirmed by the UK in December, 2020, and re-affirmed by the EU Commission on January 15, 2024, confirming the adequacy of the level of protection of personal data in Israel as an “adequate” country) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under applicable privacy law.

In addition, recent legal developments and regulatory guidance have created complexity and uncertainty regarding such transfers of personal data, particularly to the United States. These developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. and create uncertainty and increase the risk around our international data transfers and operations. As enforcement supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where certain data transfer mechanisms cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in scale since inception, and we intend to continue to expand the scope and geographic reach of our platform. Potential future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities.

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

Changes to our pricing model, including our marketplace take rate and fees for other services, could reduce marketplace activity, harm our brand, and materially adversely affect our business, financial condition and results of operations.

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

In addition, we use both internally and third-party developed AI, generative, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, throughout our business, and are constantly working on expanding our AI capabilities, internally and through collaborations with vendors, including through improvements to our existing AI technologies, as well as through development of new products and features. For example, we use AI technologies as part of our product offering, and to improve our internal workflows and development velocity. We also are developing and deploying agentic AI systems that operate with greater autonomy, which presents additional risks, including unintended or unauthorized actions and increased difficulty predicting, supervising, and controlling agentic behavior. If we are unable to put mechanisms in place to prevent inaccurate or misleading content or other discriminatory or unexpected results or behaviors from our AI technologies our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our platform contains open-source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform.

We use open-source software in connection with our technology and services. Some open-source software licenses require those who distribute open-source software as part of their software to publicly disclose all or part of the source code (including proprietary code) to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. The use of such open-source code may ultimately require us to replace certain code used on our platform or discontinue certain aspects of our platform. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights or demanding the release or license of the open-source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to pay substantial damages, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open-source software.

In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as the original developers of open-source code generally do not provide warranties (with respect to, for example, non-infringement or functionality) or indemnities or other contractual protections. Our use of open-source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage.

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

●	geopolitical risks, including armed conflicts, regional instability and international tensions; and

●	pandemics, epidemics or global health emergencies.

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

The Network and Information Systems Directive II, or NIS2, came into force in January 2023, and building on the original Network and Information Systems Directive, or NIS1, aims to improve the cyber security and resilience capability of organizations that contribute towards critical national infrastructure by imposing obligations including cybersecurity risk management, incident reporting, management responsibilities and registration requirements on in-scope entities. EU Member States were required to adopt NIS2 into national law by October 17, 2024. Once fully in force, national laws implementing NIS2 may require us to modify our cybersecurity practices and policies, and we could incur substantial costs as a result.

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

In Europe, on August 1, 2024, the EU Artificial Intelligence Act, or the EU AI Act, entered into force and established a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements under the EU AI Act will apply from August 2, 2026. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and – depending on the AI use case – includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and proposes fines for breach of up to 35 million EUR, or up to 7% of worldwide annual turnover (whichever is higher). In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU Member State national law by December 2026. This Directive extends the EU’s existing strict product liability regime to AI technologies and AI-enabled products and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act and the EU Product Liability Directive will have a material impact on the way AI is regulated in the EU, and together with developing guidance and/or decisions in this area, likely to affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Additionally, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI technologies). We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions.

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

Our 2025 reduction in workforce may lead to workforce attrition and operational disruptions.

In 2025, we reduced our workforce by approximately 30%. This reduction in workforce may yield unintended consequences and costs, such as the loss of institutional knowledge and expertise, employee attrition beyond our intended reductions in force, a reduction in morale among our remaining employees, greater-than-anticipated costs incurred in connection with the reduction in workforce and the risk that we may not achieve the benefits from the restructuring to the extent or as quickly as we anticipate, all of which may have a material adverse effect on our results of operations or financial condition. Additionally, this reduction in workforce may hurt our employer brand and make it more difficult to hire employees in the future.

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

We have acquired and may in the future acquire certain complementary businesses or technologies. For example, during 2025 we acquired Yaballe Ltd. and the business of Bernstein, Dreyer & Mikulic GbR and during 2024 we acquired AutoDS Ltd. and Praetolia Ltd. The success of any acquisition will depend upon several factors, including our ability to: identify and cost-effectively acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; retain and motivate key personnel; and effectively retain acquired users. From time to time, we may also determine to divest or wind down previously acquired businesses that no longer align with our strategic priorities or resource allocation plans; for example, in 2025 we sold two businesses that we had acquired in 2020 and 2021.

Any such acquisition may require a significant commitment of management time, capital investment and other resources. We may not be successful in identifying and negotiating acquisitions on terms favorable to us. Any such acquisition could involve us taking on debt or give rise to new liabilities. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. Similarly, divestitures of previously acquired businesses may result in separation costs, the loss of anticipated synergies, and other financial impacts, and may divert management attention. If we are unable to effectively integrate an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of the ordinary shares.

There may be adverse tax, legal and other consequences if the employment status of freelancers that use our platform is challenged.

There is often uncertainty in the application of worker classification laws and, consequently, there is risk that freelancers could be deemed to be misclassified under applicable law. The tests governing whether a service provider is an independent contractor, or an employee, are typically highly fact sensitive and vary by governing law. Laws and regulations that govern the status and misclassification of independent contractors are also subject to change and to divergent interpretations by various authorities, which can create uncertainty and unpredictability. A misclassification determination or allegation creates potential exposure with respect to users of our platform, including but not limited to: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); liquidated damages; civil penalties and fines; claims for employee benefits, social security, workers’ compensation and unemployment; claims of discrimination, harassment and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages or other liability, and any adverse determination, including potentially the requirement for us to indemnify a user, could also harm our brand, which could materially and adversely affect our business, prospects, financial condition and results of operations.

The application of indirect taxes, other tax laws or regulation could adversely affect our business and results of operations.

The application of indirect taxes, such as sales tax, use tax, value-added tax, gross receipts tax, and digital services tax, to our business is an evolving issue that requires ongoing judgment to evaluate our applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. One or more states, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e-commerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation, and other states are now considering such legislation. Tax collection responsibility and the additional costs associated with indirect tax collection, remittance and audit requirements, in addition to reporting requirements, could create additional tax exposure for us and additional burdens for users on our websites and mobile platforms.

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

We may be materially and adversely affected by natural disasters and other catastrophic events that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

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

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $117.7 million as of December 31, 2025. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development, or the OECD, and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting, or BEPS initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the EU’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar, which includes two interlocking rules: (1) the Income Inclusion Rule, and (2) the Undertaxed Payment Rule, that together comprise the Global Anti-Base Erosion, or the GloBE rules, is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed to the OECD/G20 Inclusive Framework on BEPS, including the second pillar framework. Israel has enacted domestic legislation, effective January 1, 2026, implementing a Qualified Domestic Minimum Top-Up Tax (QDMTT), designed to ensure a minimum effective tax rate of 15% on Israeli constituent entities of in-scope multinational enterprise groups, generally calculated in accordance with the Global Anti-Base Erosion (GloBE). As of the date of this report, the IIR and the UTPR have not been enacted under Israeli law. While we do not currently expect to be within the scope of the second pillar (which generally applies to multinational enterprise groups with consolidated annual revenue more than Euro 750 million), we may become subject to these rules in the future if we meet the applicable thresholds. In addition, various jurisdictions in which we operate have adopted, or are in the process of adopting, other elements of the second pillar (including the Income Inclusion Rule (IIR) and the Undertaxed Profits Rule (UTPR)). We continue to monitor these developments. The adoption and implementation of the second pillar and other tax reform and tax transparency initiatives may increase audit activity and disputes with tax authorities in the jurisdictions in which we operate and could affect our tax liabilities and effective tax rate. We cannot predict the timing, manner or extent of application of these rules to us, or their impact, if any, on our business, results of operations, cash flows, or financial condition. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

As progress on BEPS 2.0 advanced from 2019 into 2020, the world has been impacted by the COVID-19 pandemic and countries have begun to seek new sources of revenue. As a result, there is a proliferation of new Digital Services Taxes, or DSTs, and similar taxes on the digital economy as the interest in these sources of revenue has overtaken progress toward development of fundamental reforms to the international tax architecture under BEPS 2.0 on a consensus basis. These new taxes include DSTs of the type originally proposed plus, in certain jurisdictions, greatly expanded DSTs that apply to virtually all digital transactions, including on multi-sided interfaces allowing users to connect. These taxes differ between jurisdictions in terms of thresholds, applicable tax rate and scope.

Further, there have been changes to tax laws in the United States (such as the United States Inflation Reduction Act of 2022, which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations, which apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates, and the One Big Beautiful Bill Act, enacted on July 4, 2025 (“OBBBA”), which significantly changed the U.S. tax landscape by implementing revisions to key business tax provisions. The effect of these tax laws on our operations and tax liabilities is unclear and could be material. Interpretations of existing legislation or the promulgation of new legislation could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

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

We report under the Securities Exchange Act of 1934, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring major shareholders to file public reports of their share ownership and trading activities and liability for major shareholders, directors and officers who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. We may lose our foreign private issuer status in the future, if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Additionally, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, or if the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we may be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange, or the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2025, there were 36,093,139 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, or the Securities Act.

As of December 31, 2025, we had 4,080,503 ordinary shares available for future grant under our share option plans and 4,472,059 ordinary shares were subject to share options and restricted share units that were granted by us. Of this amount, 2,162,314 options were vested and exercisable as of December 31, 2025. In addition, as of December 31, 2025, we had 1,564,027 shares available for sale under our 2020 Employee Share Purchase Plan.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or the income test; or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In making this determination, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the Internal Revenue Service, or the IRS, has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our ordinary shares has in the past and is likely to continue to fluctuate. Considering the volatile market conditions, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account, in addition to the trading value of our ordinary shares, a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2025. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, there is a significant risk that we would be treated as a PFIC for the taxable year ended December 31, 2025. There can be no certainty that the IRS will not challenge our position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2025. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our ordinary shares is likely to continue to fluctuate, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Whether we are treated as a PFIC in the current taxable year or in future taxable years will depend in part on how, and how quickly, we spend or otherwise utilize these passive assets. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. “Taxation—Taxation and government programs—United States federal income taxation”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares, regardless of whether we continue to be a PFIC in subsequent taxable years. We are not providing any U.S. tax opinion to any U.S. Holder concerning our potential PFIC status, and U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E. “Taxation— Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations.”

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

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we qualify as a large accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

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

Risks relating to our incorporation and location in Israel

Conditions in Israel, including Israel’s conflicts with its neighboring countries, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under Israeli law, and many of our employees, including our senior members of our management team, operate from our headquarters located in Israel. In addition, our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Following the October 7, 2023, attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Iran itself directly entered the conflict, launching ballistic missile attacks against Israel in April 2024 and October 2024. In June 2025, following intelligence assessments indicating imminent attacks, Israel conducted strikes against Iranian military and nuclear infrastructure together with the United States, which led to Iranian counterattacks before a ceasefire was reached after 12 days of hostilities. Although certain ceasefire agreements have been reached with Hamas, Lebanon (with respect to Hezbollah), and Iran, direct hostilities with Iran and some Iranian proxies have since resumed and remain active as of March 2026. There is no assurance that ceasefire agreements will be reached, as military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the escalation into a broader regional conflict involving additional terrorist organizations and other countries in the Persian Gulf. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region. The intensity and duration of Israel’s war and hostilities against Hamas, Hezbollah, Iran, and other neighboring countries and regions is difficult to predict, as are economic implications on our business and operations and on Israel's economy in general.

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

We are eligible for certain tax benefits provided to a “Preferred Technology Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. In order to remain eligible for the tax benefits provided to a “Preferred Technology Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the Preferred Technology Enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2025 was 23%.

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

Further, we have taken steps to terminate accounts in sanctioned countries and have implemented various control mechanisms designed to prevent unauthorized dealings with sanctioned countries. Although we endeavor to conduct our business in accordance with applicable laws and regulations, we cannot guarantee compliance.

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

General risk factors

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated fluctuations in our results of operations;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

●	short selling activities;

●	changes in our marketplace take rate;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions, including geopolitical risks, armed conflicts, regional instability and international tension.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

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

Our legal name is Fiverr International Ltd., and our commercial name is FIVERR.

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

Our agent for service of process in the United States is C T Corporation System and its address is 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025, and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We believe our model has significantly reduced friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with hundreds of categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. In addition to the digital service catalog, we have also built a comprehensive talent database, which not only includes sellers’ basic information such as where they are and the language they speak, but also intangible data on the level of their skills and the quality of their deliverables. Using either our search or navigation tools, buyers can easily compare and find talent with their service listings. In turn they can purchase and fulfill their digital needs, ranging from simple services such as logo design and blog post writing, to complex services like video creation, website development and social media marketing.

Our business is built at the cross-section of multiple secular trends. In an era where technology is changing every part of the economy, the majority of freelancing is still conducted offline in an opaque, old-schooled fashion. First, the shift from offline to online provides broader access to opportunities and a much more transparent, seamless experience to both talent and businesses. Second, as millennials become a major part of the labor force, talent is increasingly looking for purpose and flexibility. They want to choose where they work, when they work and what they do for work. As a result, how to build and engage a remote and flexible workforce is becoming a critical part of talent strategy for any businesses. Third, the rapid advancement of technology, from social media and cloud computing to the latest wave of Generative AI, are creating new skills and demand for talent with new skills. Fiverr provides our customers with differentiated value propositions so that they can fulfill their digital service needs with unmatched speed and convenience.

As a marketplace, we succeed when our buyers and sellers succeed. Our buyers include businesses of all sizes, and our sellers are a diverse group of freelancers and agencies from over 160 countries. Over the years, we have expanded the offerings on our platform to not only enable buyers and sellers to transact on our marketplace, but also provide them with a number of value-added services to help them grow their business. In recent years, we have leaned in on investments in going upmarket and expanding service revenues as key growth drivers for our business. Fiverr Pro has over the years developed into a premium business solution that caters to larger customers on our marketplace, providing them with a premium catalog, tailored hiring services, as well as advanced tools such as team accounts. We have also developed multiple value-added products for our buyers and sellers to grow their business and be more successful, including Fiverr Ads, which allows sellers to advertise their services on our platform. Seller Plus, a subscription program that equips sellers with advanced tools, as well as AutoDS, an e-commerce solution that allows dropshipping customers to track orders across channels, automate fulfillment and ultimately grow their e-commerce businesses. In the year ended December 31, 2025, we generated services revenue of $133.4 million, representing approximately 31% of our total revenue.

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

We have achieved significant growth and scale since inception. In the years ended December 31, 2025, 2024 and 2023, our revenue was $430.9 million, $391.5 million and $361.4 million, respectively, a 10.1% and 8.3% increase, respectively, and we generated net income of $21.0 million, $18.2 million and $3.7 million, respectively. Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time. For a description of the principal markets in which we compete, including a breakdown of total revenues see Item 5. “Operating and Financial Review and Prospects - Our Business Model”.

Our platform

Since inception, our vision has been to fundamentally transform the traditional freelancer hiring model into an e-commerce-like experience — seamless, efficient and frictionless. To achieve our vision, the marketplace is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We believe that our model reduces friction and uncertainties for our buyers while enabling our sellers to reach a global audience, enjoy more flexibility and choice of work, and make more money. The key elements of our platform include:

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

Technology and data assets. We are a technology company. Our platform is powered by our machine learning technology and expansive data assets. Using our extensive data assets and our AI technologies, we are able to continuously optimize our product search capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. For example, Fiverr Logo Maker leverages our AI technology to allow graphic designers on our platform to monetize their existing designs, deliver their work faster and serve more customers, while allowing buyers to rapidly personalize and customize original, handmade designs created by sellers. By better predicting a buyer’s future needs, our algorithms improve user satisfaction, which in turn increases repeat or cross category buying activities.

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

Fiverr Pro. We launched Fiverr Pro, our premium business solution that caters to larger customers, to provide a suite of advanced tools that highlight collaboration, management, and sourcing.

Value-added services. We offer an ecosystem of value-added services that empowers our buyers and sellers to grow their business and be more successful. For example, Fiverr Ads is an advertising tool that allows sellers to promote their services on our platform. Seller Plus is a subscription program that equips sellers with advanced tools such as advanced analytics, advanced marketing capabilities, priority in customer support and access to success managers. AutoDS is an end-to-end dropshipping automation tool that allows our customers to track orders across channels, automate fulfillment and ultimately grow their e-commerce businesses. To support and strengthen AutoDS, we have also integrated Yaballe, an AI-powered lifecycle platform that automates the entire operation for dropshippers, into our expanding e-commerce ecosystem. In addition, we offer advanced financial tools such as faster withdrawal, local currency payout and cash advance to a select number of sellers.

Who we serve

Our buyers

Our buyers include individuals and businesses of all sizes and from various industries. In the year ended December 31, 2025, we served 3.1 million annual active buyers from over 160 countries across the globe.

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

Access to an expansive catalog of digital services. Our catalog of digital services has hundreds of categories and continues to grow and evolve. Our freelancers set prices from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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

Our value proposition to sellers

Maximize project pipeline. Sellers on our marketplace do not need to bid to win a project. Instead, they list the service on our marketplace with a well-defined scope, duration and price, and our proprietary technology directly matches them with buyers who are looking for the service they provide. As a result, sellers can list their Gigs on our marketplace and focus on the work they love doing while maximizing their earnings potential.

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

Credentialed storefront. We enable our sellers to professionally showcase their services to buyers, establish a track record, develop a buyer base and build a professional reputation on our platform. Our online seller forum and offline community events provide additional channels for our sellers to further enhance their skills and build their personal brand and digital storefront with us.

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

Success management and support. We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer care team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey. We take care of the entire buyer engagement, business development and marketing process for our sellers so they simply need to list their services on our marketplace and focus on the work they love to maximize their earnings potential. For those sellers new to the business, we help them gain access to buyers so that they can quickly start developing their reputation. For the more experienced and professional sellers, we provide them with offerings such as Fiverr Ads and Seller Plus to help them grow their business on Fiverr.

Our products

Buyer experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

Home. Buyer’s homepage provides a personalized gateway for buyers to find talent and manage existing projects. Over the years, especially since we started investing in Fiverr Pro and the introduction of LLM-based algorithms, we have expanded the ways in which buyers can express their needs and find talent that is tailored to them, including job postings with AI-assisted briefs and end-to-end project management services.

fiverr.

What service are you looking for today?

Orders | Switch to Selling

Graphic & Design | Digital Marketing | Writing & Translation | Video & Animation | Music & Audio | Programing & Tech | Photography | Business | AI Services

Welcome back, Mark

RECOMMENDED FOR YOU

Post a project brief
Get tailored offers for your needs.

ORDER UPDATES

Leave Ashley a review
You paid $100 and it took 4 days. 3d

NEW MESSAGE

Reply to Carol B
Hey Mark, thanks for reaching out... 5d

Based on what you might be looking for

- Keep exploring
- Logo Design
- Website Development

Petra K. — Level 2

I will design a realistic stamp or seal logo professionally

★ 4.8 (772)

From $40

Jane A. — Top Rated

I will design a modern minimalist logo and instagram...

★ 4.9 (876)

From $35

EDIT TEXT

John Donne — Level 1

I will develop highly creative and immaculate business logo...

★ 4.9 (971)

From $75

WELCOME BACK!

Karlos99 — Vetted Pro

I will create fullscreen custom motivational instagram reels

★ 5.0 (321)

From $65

Gigs you may like

Ashley — Top Rated

I will set up and manage your Google Ads campaign

★ 4.8 (220)

From $45

Hans Zimmer — Vetted Pro

I will be your social media marketing manager

★ 5.0 (136)

From $77

Petra K. — Level 2

I will do trending tiktok marketing, content creation

★ 4.8 (404)

From $48

Carol B — Vetted Pro

I will create and manage your email marketing campaign

★ 4.9 (535)

From $86

Jane A. — Level 2

I will optimize your website for search engines (SEO)

★ 4.6 (622)

From $125

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

Personalized options. We believe many of our buyers are motivated by more than simply price and convenience; we believe they also value uniqueness and authenticity. On our marketplace, buyers enjoy a personalized experience and direct interactions with our sellers. As part of our Gig concept, buyers purchase ‘Packages’ associated with each Gig. Packages are tiered as Basic, Standard and Premium, each with varying levels of service, such as different word counts for a translation, video lengths for a video edit, or number of revisions for a logo design. We facilitate further customization through custom orders. A buyer can request a custom order through our platform with his or her unique requirements. Sellers, in turn, can respond to the order request with custom offers, which are exclusive proposals, with the exact description of the service, price and time expected to deliver the service. For certain categories and Gigs, we also allow buyers to make recurring purchases through the subscriptions feature, or to break down a large project into multiple purchases through the milestones feature.

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

fiverr.

What service are you looking for today?

Upgrade to Pro | Orders

All messages ▾

FIVERR NEO

ALL CONVERSATIONS

Conversation	Last message	Time
Nahuel B	Hey! I need to come up...	3:23
Anagrama	I believe aligns well with...	2 hours
Gabrielle Swift	Sent you a file with...	2 hours
Ben Smith	Looking to create a...	2 hours
Justin Dorwart	Appreciate your input on...	1 week
Kadin Baptista	I'm excited to create a...	2 weeks
Alice Johnson	Can you help me out wit...	3 weeks
Mark Lee	What do you think about...	1 month

Nahuel B @nahuelbv

Last seen: Just now | Local time Sep 10, 9:08 AM

Nahuel B Sep 9, 9:12 AM

Hey, thanks for reaching out! Sounds interesting 🙂
Can you tell me a bit more about the feature and who it's for?

You Sep 9, 10:03 AM

Sure!
It's a feature for internal process management, mainly for larger teams, we're looking for UX + UI for web, and there's a good chance this turns into ongoing work. We have a rough brief, but it's still pretty flexible.

Nahuel B Sep 9, 10:47 AM

Got it, thanks for the context, I've worked on similar stuff before, especially products with a lot of complexity and different user roles. What's the timeline looking like?

You Sep 9, 12:05 PM

We're aiming for an MVP in about six weeks.

Nahuel B Sep 9, 10:47 AM

Makes sense.
I'd suggest a quick UX pass + flow mapping (around a week), then move into UI design. If that works for you, I can send a custom offer.

Type a message...

About Nahuel B

From	Canada
On Fiverr since	Nov 2019
English	Fluent

Seller level	Top Rated ◆◆◆
Response rate	1h
Rating	★ 4.8 (200)
Hourly rate	$30/hour

Compliance and legal

Legal documents	CLEAR
Background check	Request
Worker classification	Request

Related Services

See More ›

MODERN SAAS DASHBOARD UI/UX DESIGN

Design a modern SaaS dashboard UI

by Sunny S

★ 4.9 (186) FROM $190

Design user flows & wireframes for web apps

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

fiverr pro.

website ui ux design

Creative & Design | Marketing | Development | Architecture | Writing | Business & Finance | Data & AI

Pro catalog | Full catalog

Category

SERVICE OPTION

Tool

Website type

Service Type

Service includes

Hourly rate

Budget

FREELANCER DETAILS

Freelancer speaks

Freelancer lives in

Budget

Show online now

Show agencies only

Offering consultation

390 Pro freelancers for **"website ui ux design"**

Roger B | Vetted Pro | ★ 4.9 (431)

User-focused designer for websites, apps, and dashboards.

Bangladesh | Offering consultation

See profile

Offers hourly rates | Website UI/UX design | Mobile UX design | UI & UX design | Web design | App design | +7

Conquer Your
Next Peak

INNOVATE. CREATE.
CONNECT.

+2
More

Highly responsive

$50/hour

Ruben P | Vetted Pro | ★ 4.9 (261)

UI/UX Designer with 7+ years of Figma experience

Australia

See profile

Offers hourly rates | Website UI/UX design | UI & UX design | Figma | Web design | Responsive design | +10

A first time home
buyer's best friend

BEAN & BREW

Your Next
Adventure Awaits
+2
More

Clients keep coming back

$20/hour

Seller experience

We offer a set of tools for sellers to build their Gigs, develop their brand, establish a reputation and create their work portfolio. Sellers can manage their business from any browser or from our mobile apps.

fiverr. Dashboard My Business Growth & Marketing Analytics $4,344

Andy Wolf Vetted Pro
@andush12

Level 2 | Seller Plus Standard Upgrade plan | Personal Assistant: Not activated yet | Available

Today's agenda

All (4) | Orders (2) | Messages (1) | Briefs (1)

MESSAGE

{Mike22} sent you a first message 10 minutes ago
"Loved working with you last time and I have a new project for you. Please let me know if you'll be available so...
Pro Gold • New lead

ORDER

Your delivery for {Josh80} is now very late 3 hours late LATE
Design vintage, colorful, playful, fun logo and branding | $25-$50/hour
Repeat client • Hourly

BRIEF

JasonF45's brief is waiting for your custom offer Posted now
"Film festival website design" | $25-$50/hour
Pro Platinum • You were invited by the client • Be the first to respond

FROM FIVERR

Resend your Pro application AT RISK
Some details might be missing

ORDER

Your path to the next freelancer level

All (4) | From your Success Manager (1)

INCREASE ORDERS

Add Lovable web design to the services you offer
Create a service in this high-demand category to attract new clients.
From Success Manager

MAINTAIN RESPONSE RATE

Boost conversion with a Personal Assistant
High volume of new messages? A Personal Assistant can help manage conversations.

CONVERT NEW CLIENTS

Offer new client promotions Plus
Boost orders by offering a discount to first-time clients.

Resources

Make the most of Fiverr with insights, tips, and tools to help you grow.

• 5 MIN READ
What to do before you open a Gig
Read article

• 15 MIN WATCH
Gig Optimization: How to maximize impressions,...
Watch webinar

• 7 MIN READ
How to make your profile stand out
Read article

Profile strength 7 /12

A strong profile helps you stand out and attract better opportunities.

Complete profile

Plus

Have your own Success Manager

Get personalized advice, tasks, and guidance from a dedicated Success Manager, only on Seller Plus.

Upgrade to Plus

Track your performance

Last 30 days

Impressions 12.6K ↗2%	Clicks 920 ↗2%
Total orders 8 ↘2%	Repeat clients 4 ↗5%
Fiverr Ads orders 4 ↗2%	Earnings $1,300 ↗3%

View more analytics

Share feedback to shape your dashboard

Give feedback

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

Analytics. Our suite of tools provides sellers with detailed analytics on their operations, facilitating greater transparency and insight into business and performance indicators, including Gig revenue, order pipeline, and ratings. Gig specific analytics allow sellers to better understand their past performance in order to improve their future performance. Sellers are also provided with real-time feedback on their performance in timeliness of delivery, responsiveness and completion rates via our seller dashboard. In addition, Seller Plus subscribers now get access to advanced analytics features such as traffic and keyword analytics. As such, our analytics capabilities give sellers increased visibility into their performance and a better understanding of what is important to buyers so that they have the feedback to continuously improve.

fiverr.
Dashboard My Business Growth & Marketing Analytics
$4,344

Analytics

Overview | Repeat business | Gig performance | Orders breakdown | Top keywords | Keyword research | Pricing insights

Earnings to date	Avg. selling price	Order completion	On-time delivery	Orders completed	Earned in January
US$244,400	US$54	100%	100%	5,029	US$1,300

Overview

Last 30 days

Earned ($1,300) Cancelled ($130) Completed ($1,300) New Orders ($23)

US$300
US$225
US$150
US$75
US$0
12
9
6
3
0
Jan 10, 2025
Jan 13, 2025
Jan 16, 2025
Jan 19, 2025
Jan 22, 2025
Jan 25, 2025
Jan 28, 2025
Jan 31, 2025
Feb 3, 2025
Feb 6, 2025

Sales

By Order | By Revenue

Active

In progress	7
Delivered	4
Rejected	3
Late	1

15

Completed

Last 30 days

Custom offer	9
Gigs	9

Avg. selling price

Gigs ($54) / Custom Offers ($30)

18

World Domination 64%

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

fiverr. Dashboard My Business Growth & Marketing Analytics $4,344

Fiverr Ads (previously Promoted Gigs)

You're promoting: **3 services, 1 professions**

Manage daily budget **($5)**

Last 30 days

Ad overview

Just now

IMPRESSIONS	CLICKS	ORDERS	SPEND	EARNINGS
6,491	719	6	$341	$721

Ad performance

Available for promotion

Campaign	Promote	CPC cap	Impressions	Clicks	Orders	CPC	Spend	Earnings
 Create a custom website design Profession Recommended	On	$1.00	556	816	798	826	447	$406.27
 Create a branding package Service Recommended	On	$1.00	426	647	274	429	423	$948.55
 Create a logo Service	Off	$1.06	185	177	540	877	196	$446.61
 Design eye-catching flyers and posters Service	Off	$1.06	536	600	740	703	453	$576.28

Learn how to optimize your ads

Seller Plus. Seller Plus is a subscription-based loyalty program which provides sellers with additional tools to help accelerate their business on our marketplace. Seller Plus subscribers have access to a dedicated customer success manager, advanced analytics features, faster payment clearance, customer engagement tools, and other exclusive benefits.

fiverr. Dashboard | My Business | Growth & Marketing | Analytics | $4,344

It's good to see you, Michael S.

Manage subscription

Seller Plus Premium

Explore the perks that come with Seller Plus.

Want to consult with Aaron?

You can reach out to your success manager anytime.

Schedule a meeting | Send a message

Seller Plus benefits | Tips and insights

Performance highlights

A quick glimpse of key metrics.

Coupons

You've earned {$} from {#} orders placed with coupons.

Send a coupon

Average conversion rate

87.5%

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

Add negative keywords

Convert and retain customers

Buyer activity insights

Learn more about each buyer's activity on Fiverr.

Learn more

Coupons

Motivate new and repeat orders with discount coupons.

Learn more

New client promotions

Boost orders by offering a discount to first-time clients.

Learn more

Follow-up messages

Encourage past buyers to reorder or consider another Gig.

Learn more

Take control of your business

Faster payments

Your earnings clear in 7 days instead of 14.

Learn more

Early Payout

Skip the clearing period and get paid immediately. (Fee applies)*

Learn more

Top Rated review priority

Once your metrics qualify, you'll be at the front of the evaluation queue for Top Rated status.

Request to order

Require customers to contact you before placing an order.

Learn more

Access support and new skills

Priority support

Get a response to your Help Center tickets in under 5 hours**.

Seller Plus forum

Swap strategies and discuss best practices in this exclusive forum.

Go to the Seller Plus forum

* Access to Early Payout is subject to compliance with Fiverr's Terms of Service and Community Standards. In certain situations, the early withdrawal process can take up to 48 hours.

** Occasionally, high request volume may affect repsonse time.

Learning and education. We offer a vertically integrated learning environment designed to enhance seller proficiency and service quality across our marketplace. Through our proprietary education center, we provide freelancers with comprehensive resources focused on business development, gig optimization, and professional growth within the Fiverr ecosystem. This internal knowledge base is designed to reduce onboarding friction and maximize the lifetime value of our seller community.

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

The core pillars that support the foundation of our platform are:

Digital services as products. At the core of our platform lies the challenge of productizing digital services and making them available on our e-commerce platform. Our proprietary technology allows for turning non-SKU digital services into structured Gigs, enabling continuous and nimble category expansion. We are also developing depth for each category by developing attributes and experiences specific to each service category. Our innovative catalog of productized services allows us to create an e-commerce-like experience with digital services that include search, browse, compare and purchase functions.

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

Go-to-market

We primarily grow our buyer base through performance marketing and brand investments using a bottom up approach. Our goal is to target individuals and teams who work in various business functions at companies of different sizes across different industries. Our unique SaaP model eliminates uncertainties and frictions and allows more autonomous purchasing decisions. As a result, we are able to convert buyer traffic coming from various channels in a highly effective and efficient manner. In addition, by providing our buyers with a highly satisfactory experience, they continuously return to our platform and drive referrals. Looking ahead, we expect to continue strengthening our go-to-market capabilities as we go upmarket, including building scalable, repeatable growth engines that focus on driving high-skilled and complex services, and expanding into AI-native distribution environments. The more buyers come to our platform, the more opportunities we can create for talent, which in turn drives more and better talent to our marketplace, and enables our buyers to have access to a broader and higher quality talent pool. This strong flywheel of our two-sided marketplace establishes a key competitive moat for our business.

Our brand awareness and the virality of our solution has enabled us to acquire the majority of our new buyers through organic channels. That is complemented by highly effective performance marketing and brand investments across a variety of channels. We aim to acquire new buyers through the most efficient channels with the highest return on investment. Once they join, our goal is to demonstrate the value of our platform to our users in order to continuously increase each user’s lifetime value. We actively work to expand our wallet share by encouraging cross category purchasing, suggesting services appropriate for the respective business lifecycle, and constantly improving how we match our buyers needs with our sellers offerings.

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

Competition

The market for freelancers and the buyers who engage them is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new products and services. We compete with a number of online and offline platforms and services to attract and retain users, although we believe that none of our competitors operate an e-commerce business model at a similar scale as our platform. Our main competitors fall into the following categories:

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

Seasonality

Our business is subject to seasonality in two aspects. First, the activities on our marketplace fluctuate with the holiday schedules across the world. We typically see businesses and freelancers engage with each other more during workdays and work hours, and less during the holiday season. Second, we typically invest more marketing dollars in the first quarter compared to the rest of the year, in order to capture more buyers and their needs at the beginning of the year. This results in higher sales and marketing expenses as a percentage of revenue in the first quarter, which moderates for the rest of the year.

Sustainability Practices

Fiverr was built with a defined purpose from day one to change how the world works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees and shareholders. We are committed to building a long-term sustainable business that aligns our mission and business strategy with positive impacts to people, communities and our planet.

Fiverr’s sustainability approach and plan falls under the purview of our board of directors. Oversight of the Company’s risks, strategies, policies, programs and practices related to sustainability matters is conducted by our nominating, environmental, social and governance committee, and our EVP and General Counsel and Chief Business Officer lead the day-to-day management of sustainability matters.

During 2025, we continued with our four core pillars that outline some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

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

Our 2024 Impact Report details the progress we have achieved and our initiatives under each of the pillars above. We continue to enhance our sustainability program year over year and we have developed sustainability-related key performance indicators and metrics for our reporting and to track our progress.

For more information on our sustainability-related activities, please visit our website at investors.fiverr.com/sustainability. Neither the Impact Report nor the contents of our website are incorporated into this Annual Report. We expect to continue to evolve our sustainability strategy in the future as our sustainability program matures.

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

Data protection and cybersecurity

We hold certain personal data of our users, including their name, username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), taxpayer information and forms, profession and education, location, authentication information (including copy of identification documents), social media account log in details and additional information regarding the use of Fiverr’s platform (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our platform), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees, job applicants and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner”, we are required to comply with the Israeli Privacy Law, its regulations, and the guidelines issued by the Israeli Privacy Protection Authority (PPA). These provisions govern the collection, use, retention, security, disclosure, transfer, and other processing of personal information. Our obligations include notifying data subjects about personal data collection and usage, obtaining informed consent, restrictions on cross-border data transfers (including transfers outside of Israel and the handling of personal information transferred from the European Economic Area, or the “EEA”, and stored in databases located in Israel, or other personal information stored together with such data), conditions and restrictions regarding direct mail, data subject rights, and meeting data security requirements. The Israeli Privacy Protection Regulations (Data Security) 2017 govern how personal data is processed, stored, and secured. The PPA may conduct periodic inspections on many different business sectors without any suspicion of a breach of the Israeli Privacy Law. In case the PPA reveals irregularities with respect to our compliance, we may need to take certain remedial actions to rectify such irregularities, which may increase our costs. In addition, in case of noncompliance with Israeli Privacy Law we may be exposed to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Material amendments to the Israeli Privacy Law, approved by the Israeli Parliament in August 2024 and effective as of August 2025 (“Amendment 13”), expand the PPA's authority to investigate and impose significantly higher monetary sanctions, and introduce additional obligations regarding the processing of personal data. Failure to comply with the Israeli Privacy Law, its regulations, or PPA guidelines may expose us to administrative fines (which, in some cases may reach millions of NIS), civil claims (including class actions) and in certain cases criminal liability.

Numerous U.S. and foreign laws and regulations govern how we collect, use, disclose and otherwise process personal information, and certain of these laws and regulations have extraterritorial effect. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that personal information is only collected and processed in accordance with applicable local law. We may require additional legal review and resources to ensure compliance with any applicable privacy or data protections, laws and regulations. In addition, in many jurisdictions there is new legislation that may affect our business and require additional legal review. Compliance with these laws is constantly evolving, resource intensive and time consuming, and companies that do not comply with these laws may face significant liabilities.

A number of new U.S. state data privacy laws, as well as current and future legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection could affect us. For example, numerous U.S. states have adopted or are considering data privacy and security laws. This patchwork may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Additionally, our use of cookies and other tracking technologies exposes us to risk of claims under laws such as the California Invasion of Privacy Act, or CIPA, and the Electronic Communications Privacy Act, or ECPA. We have previously been, and may in the future be, subject to these claims and face statutory damages, class action lawsuits, and reputational harm as a result.

We are subject to the GDPR. We are a “Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. These include the necessity to have a lawful basis for collecting, using, and processing personal data, requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access control and delete their personal data, and mandatory data breach notification requirements. Case law and regulatory guidance have supplemented these requirements in numerous areas, particularly around international data transfers, imposing additional compliance costs and enforcement risk. In addition, there are significantly increased administrative fines of the greater of €20 million / £17.5 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). Since we are under the supervision of relevant data protection authorities in both the EEA and the UK, we may be fined under both the EU GDPR and UK GDPR for the same breach. Compliance with these laws is constantly evolving, resource intensive and time consuming, and companies that do not comply with these laws may face significant liabilities. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the GDPR. However, the proposal remains at an early stage of the EU legislative process.

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

On December 16, 2020, the EU published a new cybersecurity strategy which aims at adapting online and offline security requirements in response to growing interconnectedness and digitalization. In December 2022, the Directive (EU) 2022/2555 of the European Parliament and of the Council of December 14, 2022, on measures for a high common level of cybersecurity across the Union, amending Regulation (EU) No 910/2014 and Directive (EU) 2018/1972, and repealing Directive (EU) 2016/1148 (NIS 2) was published in the official journal of the EU. EU Member States were required to adopt the NIS 2 into national law by October 17, 2024, which may require us to modify our cybersecurity practices and policies, and we could incur substantial costs as a result.

On August 1, 2024, the EU AI Act entered into force. It establishes a comprehensive, risk-based governance framework for AI in the EU market. While the majority of its obligations are expected to take effect by August 2026, provisions regulating prohibited AI practices and AI literacy came into effect on February 2, 2025, and provisions pertaining to general purpose AI models on August 2, 2025. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purposes AI and foundation models, and proposes fines for breach of up to the higher of EUR35,000,000 or 7% of worldwide annual turnover. In December 2024, the EU Product Liability Directive came into force and EU Member States must implement it into national law by December 2026. This Directive extends the EU’s existing strict product liability regime to AI technologies and AI enabled products, and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act, the EU Product Liability Directive and developing guidance and/or decisions in this area is likely to affect our use of AI and our ability to provide and to improve our services, and may require additional compliance measures and changes to our operations and processes, resulting in increased compliance costs, potential increases in civil claims against us, and could adversely affect our business, operations and financial condition. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act. However, the proposal remains at an early stage of the EU legislative process.

Further, California enacted laws and regulations related to AI safety protocols, reporting and transparency, among other AI-related topics. Other states in the U.S. have also passed AI-focused legislation, such as Colorado's Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah's Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional laws and regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.

Digital Market and Consumer Protection

On November 16, 2022, the DSA entered into force. Most provisions of the DSA became applicable on February 17, 2024. The DSA focuses on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. The majority of the substantive provisions of the DSA govern, among other things, our potential liability for illegal services or content on our platform, obligations around traceability of business users, and require enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). As further guidance on the DSA is issued, it may require us to further modify our practices and policies, and we could incur substantial costs as a result. In addition, failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. Similarly, in the UK, the Online Safety Act 2023 establishes an extensive regulatory framework for user-to-user services and imposes obligations to protect users from illegal content which, if applicable, may increase compliance costs and may otherwise adversely affect our business, operations and financial condition, and failure to comply with the UK regime can result in fines of up to 10% of total annual worldwide turnover or £18 million (whichever is greater).

C.	Organizational Structure

The legal name of our Company is Fiverr International Ltd. and we are organized under the laws of the State of Israel. We have thirteen wholly owned subsidiaries, as listed in Exhibit 8.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with hundreds of categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer generated reviews. Using either our search or navigation tools, buyers can easily compare and find talent and their service listings, and in turn purchase and fulfill their digital service needs, ranging from simple services such as logo design and blog post writing, to complex services such as video creation and social media marketing.

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

In 2025, we have seen increasingly diverging trends on our marketplace business. On one hand, the growth of artificial intelligence has created many new AI-related service categories and significantly expanded our customers’ needs for high-skilled and complex services. On the other hand, the adoption of AI tools in the broader market has also created headwinds for simple and low-skilled services on our marketplace. This, together with the continued weakness in SMB sentiment and hiring demand, has resulted in contraction in our marketplace GMV and active buyers in 2025. To lean into the growing opportunity of high-skilled, complex services and reaccelerate growth, in late 2025, we initiated a focused transformation to scale trust, quality, and AI-native capabilities across our platform, anchored around four pillars: upgrades in matching infrastructure, product experience, go-to-market execution, and operational excellence.

We have reached a significant scale since founding in 2010. For the year ended December 31, 2025, our marketplace enabled a total transaction value, or marketplace GMV, of $1,073.0 million with an annual active buyer base of 3.1 million. Our revenue for the year ended December 31, 2025, was $430.9 million, including $297.5 million of marketplace revenue and $133.4 services revenue.

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

For the years ended December 31, 2025, 2024 and 2023, our revenue was $430.9 million, $391.5 million and $361.4 million, respectively. Historically, our revenue growth has been driven by the growth of marketplace GMV as a result of growth in annual active buyers and annual spend per buyer, as well as the growth in value-added services. Since 2024, the macroeconomic conditions including high inflation, high interest and volatile geopolitical environment have resulted in weak small to medium sized businesses, or SMB, sentiment and weak hiring demand across our industry. We have also seen the increasing adoption of AI technologies drives diverging trend between high- and low-skilled services. As a result, for the year ended December 31, 2025, marketplace GMV was $1,073.0 million, down 2.2% and marketplace revenue was $297.5 million, down 1.8%, compared to the year ended December 31, 2024. Our marketplace take rate, defined by marketplace revenue divided by marketplace GMV was 27.7%, compared to 27.6% in 2024. The slight increase in marketplace take rate was due to slight adjustments in fee structure on our marketplace. We believe we are able to command our marketplace take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. We believe our marketplace take rate is sustainable and reflects our competitive advantage against our competitors.

We have grown services revenue significantly over the past few years, including the expansion of Fiverr Ads, Seller Plus and AutoDS. For the year ended December 31, 2025, services revenue was $133.4 million, representing year-over-year growth of 50.9%. In 2025, services revenue represented 31.0% of our total revenue, up from 22.6% in 2024. The large, loyal buyer and seller base that we have built since 2010 provides a huge opportunity for us to expand the tools and services that we can sell to them beyond marketplace activities, in order to help them grow their business and become more successful. These value-added services in turn further deepen our customer relationship, build more loyalty around Fiverr’s overall platform, and strengthen our marketplace flywheel. We believe services revenue will increasingly become a bigger portion of our overall revenue mix and will serve as a strong growth driver for our business.

Large and strong buyer base

Since founded in 2010, we have built a strong and loyal buyer base. As of December 31, 2025, the number of annual active buyers on our marketplace was 3.1 million. We are increasingly focused on growing buyers with bigger spending capacity and expanding our wallet share among them. At the same time, the number of active buyers on our platform is impacted by the continued weakness in SMB sentiment and hiring demand, and the decline in low-skilled, simple services. These factors have resulted in smaller cohorts in recent years in terms of number of new buyers, but higher quality cohorts in terms of average annual spend per buyer. We believe this upmarket strategy is beneficial to our business in the long run.

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

Repeat buyers generally increase spend on our platform over time. For the years ended December 31, 2025, and 2024, repeat buyers contributed 68% of our revenue on our marketplace. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

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

Marketplace revenue composition by annual cohort 2010-2025

2025
2024
2023
2022
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2025 and 2024 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment, or tROI, which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period. We aim to achieve quarterly tROI of one year or less. Historically, over the past eight quarters ending December 31, 2025, we have been able to consistently achieve tROI of six months or less.

The second measure for our paid marketing efficiency is LTV/CAC, which is measured by the cumulative revenue to performance marketing investment ratio. Historically on average, we have been able to achieve a three-year LTV/CAC ratio of over 3x for cohorts joined in 2022 or earlier. Moreover, the older cohorts continued to generate a consistent revenue to our platform beyond the first three years. This consistent repeat purchase behavior underscores the loyalty and retention of our buyer base and allows us to drive more of our revenue from our existing buyer base over the years.

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

We measure our buyer engagement using annual spend per buyer. Our annual spend per buyer as of December 31, 2025, was $342, up 13.3% from $302 as of December 31, 2024. For the year ended December 31, 2025, buyers who spent over $500 accounted for 66% of our marketplace revenue, up from 65% for the year ended December 31, 2024.

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

The following table sets forth our key performance indicators as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Annual active buyers (in thousands)	3,135	3,630	4,027
Annual spend per buyer	$342	$302	$278

Components of our results of operations

Revenue. Starting with the year ended December 31, 2024, we have begun categorizing our revenues into marketplace revenue and services revenue to enhance transparency in our financial reporting. Marketplace revenue includes transaction commissions paid by buyers and sellers based on orders completed on our marketplace. Service revenue is revenue from optional value-added services that we provide to our buyers and sellers, including Fiverr Ads, Seller Plus, AutoDS and other services such as financial or learning tools.

Geographic Breakdown of Revenues. The following table sets forth the geographic breakdown of revenues for the periods indicated:

	2025	2024	2023
	(in thousands)
U.S.	$205,390	$191,705	$178,450
Europe	120,840	104,319	95,593
Asia Pacific	64,865	60,912	54,400
Rest of the world	34,480	30,959	29,664
Israel	5,334	3,586	3,268
Total	$430,909	$391,481	$361,375

The following table summarizes disaggregated revenue by marketplace revenue and services revenue for the years ended:

	2025	2024	2023
	(in thousands)
Marketplace Revenue	$297,489	$303,069	$306,981
Services Revenue	133,420	88,412	54,394
Total	$430,909	$391,481	$361,375

Cost of revenue. Cost of revenue primarily consists of payment processing fees, server hosting costs, customer support personnel, contractors services, amortization of acquired intangible assets and capitalized internal-use software. Cost of revenue also includes personnel related costs and associated overhead, including share-based compensation. Cost of revenue may fluctuate from period to period based on factors such as payment processing rates, hosting and infrastructure usage, product and contractor utilization, and employee-related expenses.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, processing fees, timing and amount of investments in technology infrastructure, including AI capabilities. Gross margin may also be impacted by continued investments in customer support and trust and safety operations, as well as amortization expense associated with capitalized internal-use software and acquired intangible assets.

Research and development. Research and development expenses primarily consist of personnel-related costs for our research and development teams, including salaries, benefits, share-based compensation and associated overhead, as well as costs related to product development initiatives, professional services and business technology services. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. Research and development expenses may fluctuate from period to period given our strategic priorities. We believe continued investments in research and development are important to support our strategic objectives and long-term growth.

Sales and marketing. Sales and marketing expenses primarily consist of personnel-related costs for employees engaged in sales, marketing, advertising and promotional activities, including salaries, benefits, share-based compensation and associated overhead. Sales and marketing expenses also include performance marketing costs, such as user acquisition costs, branding costs, marketing campaigns and other media advertisements costs, as well as amortization of acquired intangible assets. Sales and marketing expenses are expensed as incurred. We expect to continue to invest in our sales and marketing capabilities in the future to drive revenue growth and to continue to increase our brand awareness. Sales and marketing expenses, both in absolute dollars and as a percentage of revenue, may fluctuate from period to period. The level of these expenses will depend on factors such as timing, effectiveness and optimization of our marketing investments, customer acquisition costs, and changes in the scope and scale of our sales and marketing initiatives.

General and administrative. General and administrative primarily consist of personnel-related costs for executive, finance, legal, human resources and other administrative functions, including salaries, benefits, share-based compensation and associated overhead. General and administrative expenses also include legal, accounting and other professional service fees, changes in the fair value of contingent consideration (earn-outs), chargeback expenses and costs associated with fraud risk reduction, expenses related to allowance for doubtful accounts in the event of uncollectible account receivables balances and others. General and administrative expenses are expensed as incurred. General and administrative expenses may fluctuate from period to period we manage our cost structure, reallocate resources and prioritize corporate initiatives. The level of these expenses will depend on the timing of professional services, compliance requirements and other corporate initiatives associated with operating as a publicly traded company.

Financial income and other, net. Financial income and other, net primarily include interest earned on cash and cash equivalents, deposits and marketable securities. In addition, amortization of discount and issuance costs of our Convertible Notes, exchange rate gains (losses) due to foreign exchange fluctuations, gain from sale of a subsidiary, and other financial expenses in connection with bank charges.

Tax benefit (taxes on income). The tax benefit (taxes on income) relates to our activities in Israel, the United States, and other jurisdictions where we operate. Tax benefit primarily consists of the appreciation of deferred tax assets resulting from the release of the valuation allowance. Taxes on income include amounts we either pay or accrue as a result of our global operations. As of December 31, 2025, we utilized approximately $4.2 million of our carryforwards net operating loss for Israeli tax purposes. Additional $12.6 million is expected to be utilized over the term of 3 years.

As of December 31, 2025, we had net operating loss carryforwards for Federal U.S. tax purposes in the amount of approximately $23.1 million, some of which are expected to be subject to certain limitations under Internal Revenue Code, or IRC, Section 382 following changes in control that occurred upon acquisition of ClearVoice. For more information regarding the tax benefits available to us, see Item 10.E. “Taxation.”

A.           Operating Results

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2025	2024
	(in thousands)
Revenue	$430,909	$391,481
Cost of revenue	79,416	70,566
Gross profit	351,493	320,915
Operating expenses:
Research and development	90,664	90,241
Sales and marketing	176,675	171,678
General and administrative	85,331	74,814
Total operating expenses	352,670	336,733
Operating loss	(1,177)	(15,818)
Financial income and other, net	24,593	27,706
Income before taxes on income	23,416	11,888
Tax benefit (taxes on income)	(2,433)	6,358
Net Income	$20,983	$18,246

	Year ended December 31,
	2025	2024
	(as a% of revenue)
Revenue	100.0%	100.0%
Cost of revenue	18.4	18.0
Gross profit	81.6	82.0
Operating expenses:
Research and development	21.0	23.1
Sales and marketing	41.0	43.8
General and administrative	19.8	19.1
Total operating expenses	81.8	86.0
Operating loss	(0.2)	(4.0)
Financial income and other, net	5.7	7.0
Income before taxes on income	5.5	3.0
Tax benefit (taxes on income)	(0.6)	1.6
Net income	4.9%	4.6%

Year ended December 31, 2025, compared to year ended December 31, 2024

Revenue

Revenue increased by $39.4 million, or 10.1%, to $430.9 million for the year ended December 31, 2025, from $391.5 million for the year ended December 31, 2024. The increase was mainly due to a $45.0 million increase in services revenue driven by our expansion of value-added services including advertising, subscriptions and software offerings. For the year ended December 31, 2025, services revenue was $133.4 million, representing a year-over-year growth of 50.9%. For the year ended December 31, 2025, services revenue represents 31.0% of our total revenue, up from 22.6% compared to the year ended December 31, 2024. For the year ended December 31, 2025, marketplace revenue was $297.5 million, down 1.8% compared to the year ended December 31, 2024. The decrease in marketplace revenue was primarily driven by a decline in GMV. Recently, the macroeconomic conditions including high inflation, high interest and volatile geopolitical environment have resulted in weak small to medium sized businesses, or SMB, sentiment and weak hiring demand across our industry. The growing adoption of artificial intelligence have also led to diverging trends between high-skilled, complex services and low-skilled, simple services on our marketplace. As a result, for the twelve-month period ended December 31, 2025, marketplace GMV was $1,073.0 million, down 2.2% year-over-year. The decrease in GMV was driven by a 13.6% year-over-year decrease in annual active buyers, which was partially offset by a 13.3% increase in annual spend per buyer. Our marketplace take rate for the twelve months period ended December 31, 2025, was 27.7%, compared to 27.6% for the year ended December 31, 2024. The slight increase in marketplace take rate was due to slight adjustments in fee structure on our marketplace.

Cost of revenue

Cost of revenue increased by $8.8 million, or 12.5%, to $79.4 million for the year ended December 31, 2025, from $70.6 million for the year ended December 31, 2024. The increase was primarily attributable to a $4.1 million in amortization expenses associated with acquired intangible assets and capitalized internal-use software, an increase of $3.6 million in contractors services, an increase of $1.6 million in hosting costs, an increase of $0.6 million due to payments of processing fees and an increase of $0.3 million in business technology services. These increases were partially offset by a decrease of $0.9 million in shared-based compensation expenses and a decrease of $0.5 million in employee-related costs.

Research and development

Research and development costs increased by $0.5 million, or 0.5%, to $90.7 million for the year ended December 31, 2025, from $90.2 million for the year ended December 31, 2024. The increase was primarily attributable to an increase of $2.6 million in contractors’ services, an increase of $2.2 million in restructuring costs, an increase of $1.9 million in employee related costs, an increase of $1.8 million in business technology services, an increase of $0.4 million in depreciation and amortization, an increase of $0.4 million in facilities maintenance and related operational costs and an increase of $0.3 million in hosting costs. This was partially offset by a decrease of $9.1 million in shared-based compensation expenses.

Sales and marketing

Sales and marketing expenses increased by $5.0 million, or 2.9%, to $176.7 million for the year ended December 31, 2025, from $171.7 million for the year ended December 31, 2024. The increase was primarily attributable to a $14.3 million in marketing campaigns and brand activities, an increase of $2.4 million due to impairment of definite-lived intangible assets primarily associated with discontinue certain activities of the asset group related to the Working Not Working acquisition and an increase of $1.4 million in contractors’ services. This was partially offset by a decrease of $7.5 million in share-based compensation expenses and a decrease of $5.6 million in employee-related costs.

General and administrative

General and administrative expenses increased by $10.5 million, or 14.1%, to $85.3 million for the year ended December 31, 2025, from $74.8 million for the year ended December 31, 2024. The increase was primarily attributable to a $12.3 million increase related to changes in the fair value of contingent consideration (earn-outs) and acquisition-related costs, an increase of $0.9 million in seller protection expenses, user compensation, fraud prevention-related costs and other related expenses, including associated credit risk costs, an increase of $0.8 million in facilities maintenance and related operational costs, an increase of $0.5 million in contractors services, an increase of $0.5 million in accounting and legal expenses and an increase of $0.4 million in employee-related costs. This was partially offset by a decrease of $4.9 million in share-based compensation expenses.

Financial income and other, net

Financial income and other, net, amounted to $24.6 million for the year ended December 31, 2025, compared to financial income and other, net, amounted to $27.7 million for the year ended December 31, 2024. The change was mainly driven by a decrease of $3.9 million in interest income earned from our cash and investment portfolio and a decrease of $0.4 million due to foreign exchange fluctuations and bank fees. This was partially offset by an increase of $0.8 million due to gain from sale of a subsidiary and an increase of $0.4 million due to amortization of discount and issuance costs of convertible notes.

Tax benefit (taxes on income)

Taxes on income increased by $8.8 million for the year ended December 31, 2025. The increase was primarily driven by an $11.3 million net change in deferred taxes, mainly attributable to a $10.1 million decrease in the valuation allowance release and other changes. This increase was partially offset by a $1.8 million decrease in current taxes and a $0.7 million decrease related to uncertain tax positions.

B.            Liquidity and Capital Resources

Since our inception we have funded our operations through sale of equity securities in private and public offerings, issuance of convertible notes, cash generated from operating activities and, to a lesser extent, through exercised options.

As of December 31, 2025, and 2024 we had $282.9 million and $689.3 million, respectively, in cash, cash equivalents, bank deposits and marketable securities. In addition, we had restricted deposits related to the office space lease agreement of $3.4 million and $1.3 million as of December 31, 2025, and 2024, respectively. Marketable securities totaled to $117.7 million and $411.0 million as of December 31, 2025, and 2024, respectively and consisted of treasury, corporate and municipal bonds.

Our primary liquidity needs are to fund working capital, capital expenditures, share repurchases, strategic acquisitions and other general corporate purposes. We assess our liquidity, in part, through an analysis of our working capital current assets less current liabilities, together with other sources of liquidity. Working capital was $231.8 million as of December 31, 2025, compared to $71.1 million as of December 31, 2024. The increase in working capital as of December 31, 2025, compared to December 31, 2024, was primarily attributable to the generation of $104.6 million net cash provided by operating activity during the year ended December 31, 2025. In addition, lower share repurchase activity compared to the year ended December 31, 2024, contributed to higher period-end cash balances.

On April 1, 2024, our board of directors approved a “distribution”, as defined in the Israeli Companies Law, 1999, by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100 million. Accordingly, during 2024, we repurchased ordinary shares of the Company for approximately $100 million in cash.

On March 10, 2025, our board of directors approved another “distribution” by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100 million. Accordingly, during 2025, we repurchased ordinary shares of the Company for approximately $32.5 million in cash. For more information regarding the repurchase, see Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

We believe that our existing cash, cash equivalents, bank deposits, marketable securities and cash generated from operating activities will be sufficient to fund our working capital, capital expenditures and contractual obligations for at least the next 12 months. Our future financing requirements will depend on various factors including our growth rate, the timing and extent of investments in product development and marketing activities and, potential strategic transactions.

Our capital expenditures for fiscal years 2025, 2024 and 2023 amounted to $1.3 million, $1.4 million and $1.1 million, respectively. Our capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers and related equipment and internal-use software costs. We may also seek to invest in or acquire complementary businesses or technologies.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2025, while others are considered future commitments. Our contractual obligations primarily consist of purchase obligations, lease payments and earn-out payments. For information regarding our other contractual obligations, refer to Note 11, 12 and 13 within our audited consolidated financial statements included in Item 18 of this Annual Report.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2025	2024
	(in thousands)
Net cash provided by operating activities	$104,589	$83,068
Net cash provided by (used in) investing activities	$378,607	$(28,818)
Net cash used in financing activities	$(491,797)	$(104,222)

Net cash provided by operating activities

Net cash provided by operating activities has primarily resulted from cash collections from revenue and interest income earned on our cash and investment portfolio, cash inflows from operating activities are primarily affected by the timing of revenue collections and interest rates. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs, and other costs related to the provision of our business.

Net cash provided by operating activities was $104.6 million for the year ended December 31, 2025, an increase of $21.5 million compared to $83.1 million for the year ended December 31, 2024. The change primarily resulted from an increase of $2.7 million in net income in 2025, an increase of $15.5 million in working capital changes derived mainly from deferred tax assets, other receivables, deferred revenue, accrued expenses and other liabilities, an increase of $10.5 million in revaluation and payment of earn-out, an increase of $6.4 million in one time escrow payment related to contingent consideration, an increase of $4.2 million in depreciation and amortization, and increase of $3.6 million in amortization of premium and accretion of discount on marketable securities and an increase of $2.4 million in impairment of intangible assets. This was partially offset by a decrease of $22.6 million in share-based compensation, a decrease of $0.8 million in gain from sale of a subsidiary and a decrease of $0.4 million in amortization of discount and issuance costs of convertible notes.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $378.6 million for the year ended December 31, 2025, a change of $407.4 million compared to ($28.8) million cash used in for the year ended December 31, 2024. The change primarily resulted from an increase of $224.6 million proceeds from maturities and investments in marketable securities, an increase of $160.9 million in bank deposits, an increase of $19.6 million in acquisitions of business activity, an increase of $1.1 million due to acquisition of intangible assets, an increase of $0.8 million in sale of subsidiary, an increase of $0.3 million in other receivables and non-current assets and an increase of $0.1 million related to purchase of property and equipment and capitalization of internal-use software.

Net cash used in financing activities

Net cash used in financing activities was ($491.8) million for the year ended December 31, 2025, a change of $387.6 million from ($104.2) million cash used in for the year ended December 31, 2024. The change primarily resulted from an increase of $460.0 million in repayment of convertible notes at maturity and an increase of $1.1 million in proceeds from withholding tax related to employees’ exercises of share options and RSUs. This was partially offset by a decrease of $67.6 million in repurchases of ordinary shares, a decrease of $4.0 million related to repayment of debt to previous shareholders of the acquired business and a decrease of $1.9 million related to payment of earn-out.

Description of Convertible Notes and Capped Call Transaction Financing

On October 13, 2020, we closed a private offering of $460.0 million principal amount of 0% coupon rate Convertible Senior Notes due 2025, or the Convertible Notes. The Convertible Notes were issued pursuant to an indenture, dated October 13, 2020, or the Indenture, between us and U.S. Bank National Association, as trustee. On November 3, 2025, the Convertible Notes were repaid after reaching maturity.

C.           Research and Development, Patents and Licenses, Etc.

Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities for us in the US and Europe.

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

In 2025, research and development costs accounted for approximately 21.0% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and long-term growth.

D.            Trend Information.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of a possible recession and its effects on our customers and their spending habits. See also Item 3.D. “Risk Factors” – Adverse macroeconomic conditions can materially adversely affect the Company’s business, results of operations and financial condition, due to impacts on consumer and business spending and demand for our services.”

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

Earn-out incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of earn-out is recorded as a liability in our consolidated balance sheets and was estimated at the acquisition date using a Monte Carlo simulation and included volatility and projected financial information. These assumptions are forward looking and could be affected by future economic and market conditions. Subsequent to the acquisition date, at each reporting period until the contingencies are resolved, the earn-out is remeasured at current fair value with changes recorded in our consolidated statements of operations. The fair value of the earn-out is sensitive to changes in key assumptions, and modifications to those inputs could materially impact the amount recorded.

Item 6. Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table presents information about our current senior management and directors as of March 1, 2026:

Name	Position
Senior Management
Micha Kaufman	Founder, Chief Executive Officer, Chairperson of the Board
Ofer Katz	President
Esti Levy Dadon	Chief Financial Officer
Jinjin Qian	Chief Business Officer
Matti Yahav	Chief Marketing Officer
Sharon Steiner	Chief Human Resources Officer
Yossi Levin	Chief Technology Officer

Directors
Adam Fisher	Director
Yael Garten	Director
Ron Gutler	Director
Gili Iohan	Director
Jonathan Kolber	Director
Nir Zohar	Director

Senior Management

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

Ofer Katz has served as our President since February 2021, as our Chief Financial Officer from July 2017 to February 2026 and as our Chief Financial Officer under a consulting contract from February 2011 to June 2017. Mr. Katz also serves as a Founder and a General Partner of Cerca Partners LP, a venture capital firm. Prior to joining us, Mr. Katz founded Nextage Ltd., a financial services firm, in 2001 where he served as Chief Executive Officer from 2001 to 2016 and currently serves as Co-Chief Executive Officer. As Chief Executive Officer of Nextage, Mr. Katz served as acting Chief Financial Officer to a number of companies including Wix.com Ltd., Adallom Technologies Ltd. (acquired by Microsoft Corporation), Wilocity (acquired by Qualcomm Incorporated) and Onavo (acquired by Facebook, Inc.). Mr. Katz holds a B.A. from Tel Aviv University in Israel.

Esti Levy Dadon has served as our Chief Financial Officer since March 2026, as our EVP Finance from 2022 to February 2026, VP Finance from 2020 to 2022 and Director of Finance from 2016 to 2020. Prior to joining Fiverr Ms. Levy Dadon served as Senior Manager at Kost Forer Gabbay & Kasierer, a Member of EY Global. Ms. Levy Dadon holds a B.A. in Accounting and Business Management, and a M.B.A in Finance Management from The College of Management Academic Studies.

Jinjin Qian has served as our Chief Business Officer since March 2026, as our EVP Strategic Finance from January 2022 to February 2026, and VP Strategic Finance from October 2018 to December 2021. Prior to joining Fiverr Ms. Qian served as Director Investment Banking at Oppenheimer & Co. and Vice President, Internet Equity Research at Needham. Ms. Qian started her career as a private equity investment professional at H&Q Asia Pacific where she focused on growth stage investments. Ms. Qian holds a Master of Finance from Stanford Graduate School of Business and B.S. and B.A. in Mathematics and Economics & Business from Lafayette College.

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

During April 2025, Hila Klein stepped down from the role of Chief Operating Officer.

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

Yael Garten has served as a member of our board of directors since October 2023. She brings extensive experience in data science, machine learning, and converting data into actionable product and business strategy. She is VP of Product - AI Platforms at LinkedIn Corporation from August 2025, and serves on the Levi Strauss & Co. board of directors since 2020 and is a member of its audit committee and nominating, governance and corporate citizenship committee. Dr. Garten was the AI/ML Director of Data Science and Engineering at Apple from 2017 to 2023. Prior to that, from 2011 to 2017 she worked in a number of positions at LinkedIn Corporation, including Director of Data Science from 2015 until 2017. Before joining LinkedIn, Dr. Garten was a Research Scientist and Text Mining Lead at the Stanford University School of Medicine. She holds a PhD in Biomedical Informatics from the Stanford University School of Medicine, an M.Sc. in Bioinformatics from the Weizmann Institute of Science, Israel, and a B.Sc. in Computational Biology from Bar-Ilan University, Israel.

Ron Gutler has served as a member of our board of directors since April 2019 and as a Lead Independent Director since May 2021. From May 2002 through February 2013, Mr. Gutler served as the Chairperson of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairperson of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler currently serves on the board of directors of Wix.com Ltd. and several private companies. Mr. Gutler previously served on the board of directors of CyberArk Software Ltd., until February 2026, and WalkMe Ltd., until September 2024. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem.

Gili Iohan has served as a member of our board of directors since April 2019. Ms. Iohan is currently a Partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as Chief Financial Officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back-office operations, from 2005 to April 2017. Prior to that, she was a Partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc., Monday.com Ltd. and several private companies. Ms.Iohan previously served on the board of directors of SimilarWeb Ltd., until 2024. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

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

Nir Zohar has served as a member of our board of directors since January 2014. Mr. Zohar has served as President of Wix.com Ltd. since 2013 and as Chief Operating Officer of Wix.com Ltd. from 2008 to 2025. Prior to that, Mr. Zohar served as the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company, between 2005 and 2007.

There are no family relationships among any of our senior management or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.            Compensation

Compensation of directors and office holders

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

Office holders other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s office holders, as defined in the Companies Law (for additional information on the approval of the compensation of the chief executive officer see below) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as described above with respect to the approval of the compensation of directors). However, if the shareholders of the company do not approve a compensation arrangement with an office holder that is inconsistent with the company’s stated compensation policy, the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

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

Compensation of our office holders

The aggregate compensation paid by us and our subsidiaries to our office holders and directors, including share-based compensation, for the year ended December 31, 2025, was approximately $29.8 million. This amount includes $1.15 million of amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders.

During the year ended December 31, 2025, our directors and officers were granted 681,118 restricted share units (not including 57,068 restricted share units granted for the achievement of performance targets for fiscal year 2025, which were only granted in 2026, but for which we recorded share-based compensation for the year ended December 31, 2025) under our 2019 Share Incentive Plan, or the 2019 Plan. In addition, our office holders are also eligible to participate from time to time (at their discretion) in our 2020 Employee Share Purchase Plan, or the ESPP, in accordance with the terms and limitations of the plan.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated office holders in 2025, or the Covered Executives. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Micha Kaufman, Founder, Chief Executive Officer and Chairperson of the Board. Compensation expenses recorded in 2025 of $500 in salary expenses and $139 in social benefits costs.

Mr. Ofer Katz, President and Chief Financial Officer. Compensation expenses recorded in 2025 of $472 in salary expenses and $123 in social benefits costs.

Mr. Matti Yahav, Chief Marketing Officer. Compensation expenses recorded in 2025 of $301 in salary expenses and $103 in social benefits costs.

Ms. Sharon Steiner, Chief Human Resources Officer. Compensation expenses recorded in 2025 of $317 in salary expenses and $114 in social benefits costs.

Mr. Yossi Levin, Chief Technology Officer. Compensation expenses recorded in 2025 of $319 in salary expenses and $103 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the Company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives as approved by the compensation committee and the board of directors. The 2025 cash bonus expenses, including social benefits costs, for Mr. Micha Kaufman, Mr. Ofer Katz, Mr. Matti Yahav, Ms. Sharon Steiner and Mr. Yossi Levin, as provided for in our 2025 financial statements (but due during 2026), were $886, $476, $161, $187 and $197, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025, for options and restricted share units granted (and restricted share units accounted for the achievement of performance targets for fiscal year 2025, which were only granted in 2026) to Mr. Micha Kaufman, Mr. Ofer Katz, Mr. Matti Yahav, Ms. Sharon Steiner and Mr. Yossi Levin of $11,231, $6,105, $1,622, $2,129 and $894, respectively.

The relevant amounts underlying the equity awards granted to our officers during 2025, will continue to be expensed in our financial statements over a four-year period during the years 2026-2029 on account of the 2025 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 16 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the Company’s compensation committee and board of directors.

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

Payment to the committee chairpersons is in lieu of (and not in addition) to the payments granted for committee membership. In case of service of less than a twelve-month period, the annual fee shall be prorated with respect to the actual period of service.

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

Employment agreements with office holders

We have entered into written employment agreements with each of our office holders. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant office holder, during which time the office holder will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Share option plans

2011 Share Option Plan

The 2011 Plan was adopted by our board of directors on March 31, 2011, amended and restated in April 2013 and further amended on August 14, 2018, and on January 25, 2019. The 2011 Plan provided for the grant of options to our employees, directors, office holders, service providers and consultants. Our United States Sub Plan to the 2011 Plan, as was adopted under our 2011 Plan governed option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes.

We no longer grant any awards under the 2011 Plan as it was superseded by the 2019 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2011 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2019 Plan. As of December 31, 2025, a total of 569,073 options to purchase ordinary shares were outstanding under the 2011 Plan, with a weighted average exercise price of $11.72 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2011 Plan.

2019 Share Incentive Plan

We maintain the 2019 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. The 2019 Plan is administered by our board of directors and provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share based awards.

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,807 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined, prior to January 1 of a calendar year; provided, however, that no more than 14,820,484 shares may be issued upon the exercise of incentive stock options, or ISOs. As of December 31, 2025, a total of 1,802,949 options to purchase ordinary shares, with a weighted average exercise price of $79.78 per share and 2,100,080 restricted share units were outstanding under the 2019 Plan. As of December 31, 2025, 4,080,503 ordinary shares were available for future issuance under the 2019 Plan.

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

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP is 410,000 shares, or the ESPP Share Pool, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the board of directors. In no event will more than 5,500,000 ordinary shares be available for issuance under the Section 423 Component. As of December 31, 2025, the ESPP Share Pool consisted of 1,564,027 ordinary shares.

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

Our board of directors has adopted corporate governance guidelines which serve as a flexible framework which our board of directors and its committees operate within, subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairperson of the board of directors and chief executive officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstances, the guidelines also provide that the board of directors may designate an independent director to serve as lead independent director. The lead independent director’s responsibilities include, but are not limited to, presiding over all meetings of the board of directors at which the chairperson of the board of directors is not present, or may be perceived to be in conflict, including any executive sessions of the independent directors, approving board of directors meeting schedules and agendas, acting as the liaison between the independent directors and the chief executive officer and chairperson of the board of directors, being available for consultation and direct communication with shareholders, as appropriate, ensuring the board of directors focuses on key issues and tasks facing the Company, and presiding over the board of directors’ annual self-assessment process. According to the guidelines, where the chairperson of the board of directors is an independent director, the chairperson of the board of directors will also serve as the lead independent director. In May 2021, our board of directors appointed Ron Gutler as our lead independent director. We comply with the rules of the New York Stock Exchange requiring that a majority of our directors are independent. Our board of directors has determined that all directors, other than Micha Kaufman, our Founder, chief executive officer and chairperson of the board of directors, are independent under such rules.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Jonathan Kolber and Yael Garten and their terms expire at our annual general meeting of shareholders to be held in 2026;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2027; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2028.

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

●
reviewing and approving the granting of options and other incentive awards to the chief executive officer and other office holders, including reviewing and approving annual performance goals and objectives relevant to the compensation of our chief executive officer and other office holders, including evaluating their performance in light of such goals and objectives;

●
overseeing and periodically reviewing with management our strategies, policies and practices with respect to human capital management and management development, including with respect to matters such as equity, inclusion and belonging; workplace environment and culture; employee engagement and effectiveness; and talent recruitment, development, and retention;

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

Our compensation policy is designed to promote retention and motivation of directors and office holders, incentivize superior individual excellence, align the interests of our directors and officer holders with our long-term performance and provide a risk management tool. To that end, a portion of our officer holders’ compensation package is targeted to reflect our short and long-term goals, as well as the officer holder’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the officer holder’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an officer holder and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our officer holders’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our officer holders and considers the internal ratios between compensation of our officer holders and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an officer holder may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the officer holder’s base salary.

An annual cash bonus may be awarded to officer holders upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our officer holders other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the officer holder’s overall performance by our chief executive officer and subject to minimum thresholds. The annual cash bonus that may be granted to officer holders other than our chief executive officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to approve performance objectives for officer holders who report to him.

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

The equity-based compensation under our compensation policy for our officer holders (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the officer holders’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of officer holders in the long term. Our compensation policy provides for officer holder compensation in the form of share options or other equity-based awards, such as restricted shares, restricted share units and performance stock units, in accordance with our share incentive plan then in place. All equity-based incentives granted to officer holders shall be subject to vesting periods in order to promote long-term retention of the awarded officer holders. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the officer holder.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our chief executive officer to approve an immaterial change in the terms of employment of an officer holder who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our officer holders and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

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

Nominating, and ESG committee

Our nominating and ESG committee consists of Ron Gutler, Gili Iohan and Nir Zohar. Mr. Gutler serves as chairperson of the nominating and ESG committee. Our board of directors has adopted a nominating and ESG committee charter setting forth the responsibilities, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

●	establishing procedures for and overseeing annual performance evaluation of management and our board of directors;

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

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2025, Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

Fiduciary Duties and Approval of related party transactions under Israeli law

Fiduciary duties of directors and office holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under Item 6.A“Directors and Senior Management” is an office holder under the Companies Law.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under Item 6.B “Compensation — Compensation of directors and office holders.”

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

Our amended and restated articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

We have entered into agreements with each of our directors and officer holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

D.            Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2025(*)	2024(*)	2023(*)

Total Employees	528	762	775

Located in Israel	459	637	623
Located in the United States	62	118	144
Located in Europe	7	7	8

In Research and Development	246	369	332
In Marketing	96	157	204
In General and Administration	103	109	111
In Customer Care	83	127	128

(*) The numbers of employees set forth in this table do not include contractors.

As of December 31, 2025, we had 528 employees compared with 762 employees we had on December 31, 2024, reflecting an approximate 30% reduction. The decrease primarily resulted from restructuring initiatives undertaken in September 2025 as part of the Company’s focus on AI initiatives, which involved a reduction in force across various departments to streamline our organization, sharpen our product focus, upgrade our technology infrastructure, and accelerate our evolution into an AI-first company.

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

None of our employees is represented by a labor union or work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost-of-living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

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

F.            Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2026, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and senior management individually; and

●	all of our senior management and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2026, and restricted share units that shall vest within 60 days of March 1, 2026, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 35,950,728 ordinary shares outstanding as of March 1, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2025, is included under Item 7.B. “Major Shareholders and Related Party Transactions—Certain relationships and related party transactions.”

Name of beneficial owner	Number	%
Principal Shareholders
Ameriprise Financial, Inc.(1)	2,690,204	7.5%
Directors and Senior Management
Micha Kaufman(2)	3,271,503	8.8%
Ofer Katz(3)	544,057	1.5%
Esti Levy Dadon	*	*
Jinjin Qian	*	*
Matti Yahav	*	*
Sharon Steiner	*	*
Yossi Levin	*	*
Adam Fisher	*	*
Yael Garten	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(4)	2,088,143	5.8%
Nir Zohar	*	*
All office holders and directors as a group (13 persons)	6,653,933	17.6%

* less than 1%

(1)
Based solely on a Schedule 13G filed on November 14, 2025, Ameriprise Financial, Inc. has shared voting power over 2,266,168 ordinary shares, and shared dispositive power over 2,690,204 ordinary shares. Columbia Management Investment Advisers, LLC, a subsidiary of Ameriprise Financial, Inc., has shared voting power over 2,266,111 ordinary shares, and shared dispositive power over 2,512,995 ordinary shares. The address of Ameriprise Financial, Inc. is 145 Ameriprise Financial Center, Minneapolis, MN 55474 and the address of Columbia Management Investment Advisers, LLC is 290 Congress Street, Boston, MA 02210.

(2)
Based on information available to us, Mr. Kaufman holds 2,082,552 ordinary shares directly and 1,188,951 ordinary shares underlying options that are currently exercisable within 60 days of March 1, 2026, at a weighted-average exercise price of $71.7, which expire between 2026 and 2030.

(3)
Based on information available to us, Mr. Katz holds 289,203 ordinary shares directly and 254,854 ordinary shares underlying options that are currently exercisable within 60 days of March 1, 2026, at a weighted-average exercise price of $89.95, which expire between 2027 and 2030.

(4)
Based on information reported on a Schedule 13G/A filed on July 31, 2025 and information available to us, Mr. Kolber’s holdings represent (a) 264,366 ordinary shares held by Mr. Kolber directly, (b) 1,639,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

To our knowledge, other than with respect to the holdings of Wellington Management Group LLP and the Goldman Sachs Group, Inc. and other holdings as reflected in our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of March 1, 2026, we had 74,201 ordinary shares held by 11 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

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

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2025.

Agreements with directors and officer holders

Employment agreements. We entered into employment agreements with each of our office holders. The agreements provide for the terms of each individual’s employment or service with the Company, as applicable.

Options and restricted share units. Since our inception, we have granted options to purchase our ordinary shares and restricted share units to our office holders and certain of our directors. We describe our share option plans under Item 6.B. “Directors, Senior Management and Employees—Compensation—Share Option Plans.”

Exculpation, indemnification and insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See Item 6.C. “Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Lease Agreement with Wix.Com Ltd.

In October 2025, we entered into a sub-lease agreement with Wix.com Ltd. for the sub-lease of 7,989 square meters (85,993 square foot) of campus space starting as of January 1, 2027. In addition to the campus space, Wix.com Ltd. will provide us with ancillary services. The agreement is for an initial term of 5 years with an option for additional 5 years. Each party will have the option to terminate the agreement with a 12 months written prior notice, provided that termination before January 1, 2030, will be subject to an early termination fee. The total fees to be paid to Wix.com Ltd. as part of the sub-lease agreement are 1,269,277 NIS per month linked to the Israeli Consumer Price Index (except for the portion of the fees paid for improvements to the sub-leased premises) with a 2.75% increase in October 2027 and an additional 2% increase in October 2032 (subject to the extension of the sub-lease agreement). In addition, we will reimburse Wix.com Ltd. on the ancillary services on a cost basis or based on our and their employee ratio in the campus, as applicable. Nir Zohar, our board member, is the President of Wix.com Ltd. and Ron Gutler, our lead independent director, is a director at Wix.com Ltd.

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

B.            Significant Changes

None.

Item 9. The Offer and Listing

A.           Offer and Listing Details

Our ordinary shares commenced trading on the New York Stock Exchange on June 13, 2019, under the trading symbol “FVRR.” Prior to this, no public market existed for our ordinary shares.

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ordinary shares commenced trading on the New York Stock Exchange on June 13, 2019, under the symbol “FVRR.”

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

Share Capital

As of December 31, 2025, we had 36,093,139 ordinary shares outstanding.

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

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, any such changes could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The ordinary corporate tax rate is 23% (as of 2025). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the ordinary corporate tax rate.

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

We evaluated the impact of the 2017 Amendment, and we generally meet the condition for tax benefits as a “Preferred Technological Enterprise.

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

In 2024, the Company acquired AutoDS Ltd., an Israeli company that provides a leading all-in-one drop shipping tool for ecommerce sellers, and in 2025, the Company acquired Yaballe Ltd., an Israeli company that provides an AI-powered lifecycle platform automating the entire operation for dropshippers. The Company expects that it and each of AutoDS Ltd. and Yaballe Ltd. will meet the necessary criteria to benefit from the tax incentives under the Angels Law.

Taxation of our shareholders

Capital gains taxes applicable to Israeli resident shareholders. Capital gain accrued by Israeli individual residents on the sale of our ordinary shares will be taxed at the rate of 25%. However, if such shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, the applicable tax rate is 30%.

Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2025, including, Surtax, if any, as described below) unless the benefiting provisions of an applicable treaty apply.

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

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a “Significant Shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not) and, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation effective as of January 1, 2025, an additional 2% Surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Passive Foreign Investment Company considerations

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

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

The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the IRS has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our ordinary shares has in the past, and is likely to continue to fluctuate. Considering the volatile market conditions, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account, in addition to the trading value of our ordinary shares, a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2025. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, there is a significant risk that we would be treated as a PFIC for the taxable year ended December 31, 2025. There can be no certainty that the IRS will not challenge our position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2025.

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

Distributions

Subject to the discussion under “Passive Foreign Investment Company considerations” above, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed above under “Passive Foreign Investment Company considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income that is “passive category income”, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year. Final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. However, a notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such regulations until a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion under “Passive Foreign Investment Company considerations” above, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act (“Section 16”). In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC, including as of March 2026, Section 16 reports. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Foreign currency risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended 2025 and 2024, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the EUR and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1.1% and 1.2% for the years ended December 31, 2025, and 2024, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the years 2025 and 2024, we entered into forward, put and call option contracts to hedge certain forecasted payroll payments denominated in NIS, against exchange rate fluctuations of the U.S. dollar.

We had outstanding contracts that were designated as hedging instruments in cash flow hedges, in the aggregate notional amount of $28.0 million and $54.0 million as of December 31, 2025, and December 31, 2024, respectively. The fair value of the outstanding contracts amounted to an asset of $3.6 million and $1.4 million as of December 31, 2025, and 2024, respectively. These assets were recorded under other receivables. Gains of $6.2 million and $0.2 million were reclassified from accumulated other comprehensive income during the years ended December 31, 2025, and 2024, respectively. Such gains were reclassified from accumulated other comprehensive income when the related expenses were incurred.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or senior management within five business days of the amendment or waiver, to the extent required under the rules of the SEC or the NYSE. Our Code of Ethics and Conduct is available on our website at investors.fiverr.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference into this Annual Report. We granted no waivers under Code of Ethics and Conduct in 2025.

Item 16C. Principal Accountant Fees and Services

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	(in thousands)
Audit Fees	$845	$770
Tax Fees	488	437
Audit Related Fees	92	160
Total	$1,425	$1,367

Audit Fees

Audit fees for the years ended December 31, 2025, and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2025, and 2024 were related to ongoing tax advisory, tax compliance and tax planning services.

Audit-related fees

Audit-related fees for the years ended December 31, 2025, and 2024 relate to assurance and associated services that are performed by the independent auditor, which include due diligence investigations and audit services related.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2025, we repurchased 1,475,564 ordinary shares for an aggregate purchase price of $32.5 million under our repurchase program authorized by our board of directors and announced in March 2025. The table below provides detailed information.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
July 1 – July 31	75,772	$24.07	75,772	$98,176,400
August 1 - August 31	938,851	$22.02	938,851	$77,500,021
November 1- November 30	460,491	$21.70	460,491	$67,498,681
Total	1,475,564	$22.03	1,475,564	$67,498,681

(1) All ordinary shares were purchased pursuant to our publicly announced “distribution”, as defined in the Israeli Companies Law, 1999, by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100,000,000 that our board of directors authorized in March 2025.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our insider trading policy is attached as an exhibit to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We have held an ISO/IEC 27001 certification since 2019, completing a full recertification across all operations in 2025. We have also had ISO 27701 certification since 2021, with a full recertification across all operations completed in 2024. Both of these certifications demonstrate our commitment to better protect our platform and user data. Our commitment also extends to maintaining a PCI DSS (Payment Card Industry Data Security Standards) certification for payment transaction security, risk assessments, training for employees, and other safeguards and controls.

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels, and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

●	risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

●
cybersecurity awareness training of our employees, including incident response personnel and senior management. This cybersecurity training includes real-time problem-solving challenges in a safe environment that mimic cybersecurity incidents;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.

For the year ended December 31, 2025, and as of the date of this report, we have not identified cybersecurity incidents that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to have a material effect, including on our business strategy, operating results, or financial condition. See Item 3.D. “Risk Factors – We or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users’ personal or other data, or any other data privacy or data protection compliance issue”.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program.

The audit committee receives regular reports from our Chief Information Security Officer (CISO) on our cybersecurity risks. In addition, our CISO updates the audit committee, where he deems appropriate, regarding cybersecurity incidents he considers to be significant.

The audit committee reports to the board of directors regarding its activities, including those related to cybersecurity and our cyber risk management program. The audit committee receives presentations on cybersecurity topics from our CISO or external experts as part of the committee’s continuing education on topics that impact public companies.

Our management team, including our CTO, VP Cloud Engineering and CISO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team possesses extensive expertise in cybersecurity, research and development, and DevOps, with each member contributing years of practical experience and strategic leadership in these domains. Their combined knowledge encompasses a broad spectrum of areas, including threat intelligence, risk management, incident response, and compliance. Our CTO, with over 25 years of experience in information technology and cybersecurity, has extensive experience in assessing, identifying, and managing cybersecurity-related risks and implementing cybersecurity-related policies and strategies, the VP Cloud Engineering brings over 20 years of experience in building scalable, secure cloud platforms with expertise covers cloud architecture, DevOps, data operations, security, IT, and AI/LLM integration, and our CISO, with over 15 years of cybersecurity experience, proactively stays current with evolving threats by participating in formal courses and conferences.

Our cybersecurity steering committee meets on a regular basis and includes our CTO, VP Cloud Engineering, CISO, Data Protection Officer (DPO) and executives of our legal, product, R&D and finance. The cybersecurity steering committee reviews any incidents that have occurred, vulnerabilities identified, and ongoing risks as presented in our risk map.

Our management team and cybersecurity steering committee take steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

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

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Fiverr International Ltd.	6-K	001-38929	99.1	10/27/2023

2.1	Description of Securities	20-F	001-38929	2.1	2/19/2025

4.1†	Form of Indemnification Agreement	20-F	001-38929	4.1	2/17/2022

4.2†	Compensation Policy for Directors and Officers	20-F	001-38929	4.2	2/19/2025

4.3†	2011 Share Option Plan, as amended and restated	F-1	333-231533	10.3	5/16/2019

4.4†	Amendment No. 2 to 2011 Share Option Plan	F-1	333-231533	10.4	5/16/2019

4.5†	Amendment No. 3 to 2011 Share Option Plan	F-1	333-231533	10.5	5/16/2019

4.6†	United States Sub-Plan to the 2011 Share Option Plan, as amended and restated	F-1	333-231533	10.6	5/16/2019

4.7†	Amendment No. 2 to the United States Sub-Plan to the 2011 Share Option Plan	F-1	333-231533	10.7	5/16/2019

4.8†	2019 Share Incentive Plan	F-1/A	333-231533	10.8	6/3/2019

4.9†	2020 Employee Share Purchase Plan	S-8	333-248580	99.1	9/3/2020

4.10†	2020 Employee Share Purchase Plan Israeli Appendix	20-F	001-38929	4.10	2/18/21

8.1	List of Subsidiaries					*

11.1	Insider Trading Compliance Policy	20-F	001-38929	11.1	2/19/2025

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm.					*

97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-38929	97.1	2/22/2024

101.INS	Inline XBRL Instance Document – the instance document appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

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

FIVERR INTERNATIONAL LTD.

Date: March 12, 2026	By:	/s/ Micha Kaufman
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

Date: March 12, 2026	By:	/s/ Esti Levy Dadon
	Name:	Esti Levy Dadon
	Title:	Chief Financial Officer

Fiverr International Ltd. and subsidiaries
Consolidated financial statements
In U.S. dollars
Index

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fiverr International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

Description of the Matter
As disclosed in Note 2u to the consolidated financial statements, the Company's revenue is primarily derived from marketplace commissions paid by buyers and sellers. The Company’s revenue recognition process involves several applications responsible for the initiation, processing and recording of transactions, and the calculation of revenue is in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of transactional data.

Auditing the Company’s marketplace commission revenue was challenging and complex due to the high volume of individually-low-monetary-value transactions and the reliance on multiple applications, some of which are custom-made for the Company’s business, as well as multiple data sources associated with the revenue recognition process. Given the complex, automated systems used to capture, process, and ultimately record revenue, performing audit procedures related to marketplace commission revenue required a high degree of auditor judgment and extensive audit effort.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s revenue recognition process within the Company's core platform as it relates to marketplace commission revenue. For example, with the assistance of IT professionals, we tested the controls over the initiation and recognition of transactions. We also tested controls related to key application interfaces between the Company’s self-developed systems, including controls over the relevant applications and data, changes to the relevant systems and interfaces, and the configuration of the relevant applications.

Our substantive audit procedures included testing the completeness and accuracy of the underlying data within the Company’s accounting system, performing, with the assistance of our IT professionals, a recalculation of marketplace commission revenue recorded through the Company's core platform, and comparing the results to the Company’s recorded revenues. We also performed, on a sample basis, transaction testing by agreeing the amounts recognized in the accounting system to third-party documentation.

/s/ Kost Forer Gabbay & Kasierer
A Member of EY Global

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel
March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fiverr International Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Fiverr International Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiverr International Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 12, 2026 expressed an unqualified opinion thereon.

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
March 12, 2026

Fiverr International Ltd. and subsidiaries
Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$125,215	$133,472
Marketable securities	117,705	288,947
User funds	159,849	153,309
Short-term bank deposits	40,000	144,843
Restricted deposit	3,409	1,315
Other receivables	34,465	34,198
Total current assets	480,643	756,084

Long-term assets:
Marketable securities	-	122,009
Property and equipment, net	3,360	4,271
Operating lease right-of-use assets	3,513	5,122
Deferred tax assets, net	26,423	22,517
Intangible assets, net	36,554	41,882
Goodwill	126,313	110,218
Other non-current assets	7,795	7,871
Total long-term assets	203,958	313,890
Total assets	$684,601	$1,069,974
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$9,081	$5,533
User accounts	149,454	141,691
Deferred revenue	18,567	20,090
Other account payables and accrued expenses	68,426	57,167
Operating lease liabilities	3,365	2,608
Convertible notes, net	-	457,860
Total current liabilities	248,893	684,949
Long-term liabilities:
Operating lease liabilities	798	2,747
Other non-current liabilities	22,926	19,628
Total long-term liabilities	23,724	22,375
Total liabilities	$272,617	$707,324
Commitments and contingencies (see note 13)
Shareholders’ equity:
Ordinary shares of no par value – Authorized: 127,400,000 shares at December 31, 2025 and 2024; Issued and outstanding: 36,093,139 shares and 35,844,114 shares at December 31, 2025 and 2024, respectively.	-	-
Additional paid-in capital	786,195	727,176
Accumulated deficit	(377,739)	(366,193)
Accumulated other comprehensive income	3,528	1,667
Total shareholders’ equity	411,984	362,650
Total liabilities and shareholders’ equity	$684,601	$1,069,974

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of income
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenue	$430,909	$391,481	$361,375
Cost of revenue	79,416	70,566	61,846
Gross profit	351,493	320,915	299,529
Operating expenses:
Research and development	90,664	90,241	90,720
Sales and marketing	176,675	171,678	161,208
General and administrative	85,331	74,814	62,710
Total operating expenses	352,670	336,733	314,638
Operating loss	(1,177)	(15,818)	(15,109)
Financial income and other, net	24,593	27,706	20,163
Income before taxes on income	23,416	11,888	5,054
Tax benefit (taxes on income)	(2,433)	6,358	(1,373)
Net income	$20,983	$18,246	$3,681
Basic net income per share attributable to ordinary shareholders	$0.58	$0.49	$0.10
Basic weighted average ordinary shares	36,281,883	36,984,757	38,066,203
Diluted net income per share attributable to ordinary shareholders	$0.56	$0.48	$0.09
Diluted weighted average ordinary shares	37,174,763	37,840,154	39,151,047

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of comprehensive income
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2025	2024	2023
Net income	$20,983	$18,246	$3,681
Marketable securities:
Unrealized gain (loss)	(547)	2,020	9,179
Derivatives:
Unrealized income (loss)	8,635	578	(2,311)
Amounts reclassified from accumulated other comprehensive income	(6,227)	(217)	4,481
Other comprehensive income, net of taxes of $408, $226 and $0 for 2025, 2024 and 2023, respectively	1,861	2,381	11,349
Comprehensive income	$22,844	$20,627	$15,030

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of shareholders’ equity
U.S. dollars (in thousands, except share and per share data)

	Number of ordinary shares and protected ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2022	37,537,563	$565,834	$(288,039)	$(12,063)	$265,732
Share-based compensation	-	68,698	-	-	68,698
Exercise of share options, vested RSUs and ESPP	1,116,395	6,314	-	-	6,314
Net income	-	-	3,681	-	3,681
Other comprehensive income, net	-	-	-	11,349	11,349
Balance as of December 31, 2023	38,653,958	$640,846	$(284,358)	$(714)	$355,774
Share-based compensation	-	73,672	-	-	73,672
Exercise of share options, vested RSUs and ESPP	1,329,573	6,821	-	-	6,821
Repurchases of ordinary shares	(4,139,417)	-	(100,081)	-	(100,081)
Equity award assumed for acquisition	-	649	-	-	649
Deferred Tax Asset related to Capped Call Transaction	-	5,188	-	-	5,188
Net income	-	-	18,246	-	18,246
Other comprehensive income, net	-	-	-	2,381	2,381
Balance as of December 31, 2024	35,844,114	$727,176	$(366,193)	$1,667	$362,650
Share-based compensation	-	50,197	-	-	50,197
Exercise of share options, vested RSUs, ESPP and Issuance of ordinary shares related to acquisition	1,724,589	8,822	-	-	8,822
Repurchases of ordinary shares	(1,475,564)	-	(32,529)	-	(32,529)
Net income	-	-	20,983	-	20,983
Other comprehensive income, net	-	-	-	1,861	1,861
Balance as of December 31, 2025	36,093,139	$786,195	$(377,739)	$3,528	$411,984

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)

	Year ended
	December 31,
	2025	2024	2023
Cash flows from operating activities:
Net Income	$20,983	$18,246	$3,681
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,692	10,476	5,987
Amortization of premium and accretion of discount on marketable securities, net	(1,134)	(4,753)	(730)
Amortization of discount and issuance costs of convertible notes	2,140	2,555	2,541
Share-based compensation	51,389	73,942	68,698
Exchange rate fluctuations and other items, net	(391)	226	71
Gain from sale of subsidiary	(750)	-	-
Impairment of intangible assets	2,400	-	-
Impairment of lease ROU asset	-	-	211
Revaluation of earn-outs	15,558	3,202	(570)
Changes in assets and liabilities:
User funds	(6,540)	(1,707)	(8,582)
Operating lease ROU assets and liabilities	417	(104)	(205)
Other receivables	5,767	4,201	(2,877)
Deferred tax assets, net	(3,785)	(22,517)	-
Trade payables	2,589	(409)	(3,195)
Deferred revenue	(1,523)	2,275	(306)
User accounts	7,763	(512)	9,171
Payment of earn-out	(2,714)	(843)	-
Escrow Payment for contingent consideration	(5,746)	(12,168)	-
Account payables, accrued expenses and other	2,478	7,967	8,232
Non-current liabilities	996	2,991	1,059
Net cash provided by operating activities	104,589	83,068	83,186
Investing activities:
Investment in marketable securities	(55,652)	(87,340)	(309,155)
Proceeds from maturities of marketable securities	352,175	159,216	273,186
Investment in short-term bank deposits	(5,054)	(66,357)	-
Proceeds from short-term bank deposits	107,843	8,213	46,858
Acquisition of business, net of cash acquired	(20,147)	(39,738)	-
Gain from sale of subsidiary	750	-	-
Acquisition of intangible asset	-	(1,106)	-
Purchase of property and equipment	(647)	(1,303)	(1,053)
Capitalization of internal-use software	(661)	(103)	(60)
Other receivables and non-current assets	-	(300)	-
Net cash provided by (used in) investing activities	378,607	(28,818)	9,776
Financing activities:
Repurchases of ordinary shares	(32,529)	(100,081)	-
Proceeds from exercise of share options	3,371	3,349	2,765
Payment of earn-out	(2,486)	(4,357)	-
Proceeds from (payments of) withholding tax related to employees’ exercises of share options and RSUs, net	(153)	859	87
Repayment of debt to previous shareholder of the acquired business	-	(3,992)	-
Repayment of convertible notes at maturity	(460,000)	-	-
Net cash provided by (used in) financing activities	(491,797)	(104,222)	2,852
Effect of exchange rate fluctuations on cash and cash equivalents	344	(230)	(29)
Increase (decrease) in cash and cash equivalents	(8,257)	(50,202)	95,785
Cash and cash equivalents at the beginning of the year	133,472	183,674	87,889
Cash and cash equivalents at the end of the year	$125,215	$133,472	$183,674
Supplemental non-cash disclosure:
Non-cash contingent consideration (Earn-out)	1,695	-	-
Issuance of shares under employee share purchase plan	3,756	3,511	3,513
Lease liabilities arising from obtaining right-of-use assets	1,014	1,236	465
Supplemental cash flow disclosure:
Cash paid for income taxes	$7,893	$5,726	$589
Cash paid for interest	$214	$118	$145

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1: - General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a global online marketplace that enables sellers to offer digital services and buyers to purchase them The Company’s platform features an extensive catalog of digital services that spans over hundreds of categories. Buyers can purchase digital services ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing. Also, the Company offers value-added services including subscription products, advertising solutions and financial tools designed to support marketplace users and enhance their business activities.

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

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, the valuation of deferred tax assets and uncertain tax positions, share-based compensation, purchase price allocation (PPA) including determination of fair value, useful lives, impairment of goodwill and intangible assets and the fair value of contingent consideration (earn-out) and contingent liabilities. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company. Intercompany transactions and balances were eliminated upon consolidation.

c.	Functional currency:

The functional currency of the Company is the U.S. dollar, as it is the currency of the primary economic environment in which the Company is operating. Foreign currency transactions and balances have been re-measured to U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830, “Foreign Currency Matters.” All transaction gains and losses from re- measurement of monetary balance sheet items denominated in foreign currencies are recorded under financial income (expenses), net within the consolidated statements of income.

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

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses including interest and amortization of discount arising from the acquisition of marketable securities were recorded under financial income and other, net.

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

The Company has not recorded credit losses for the years ended December 31, 2025, 2024 and 2023.

f.	Bank deposits:

Deposits with maturities of more than three months but less than one year are classified as short term. Such deposits are presented at their cost.

g.	Restricted deposit:

Restricted deposit is restricted as to withdrawal or use with maturities of up to one year and are used as security for the rental of premises. Restricted deposits are presented at their cost.

h.	Long-lived assets:

The Company’s long-lived assets to be held and used are comprised of property and equipment, and Right-Of-Use (“ROU”) asset (Note 2t).

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Computers and peripheral equipment are amortized at an annual rate of 33%, office furniture and equipment is amortized at annual rate ranges from 7%-15% and leasehold and improvements amortized over the shortest of the term of the lease or the useful life of the asset.

i.	Intangible assets, net:

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated weighted average useful lives as follows:

Technology	3-6 years
Capitalized internal-use software	3 years
Customer Relationships	1-4 years
Creative Relationships	10 years
Users’ Relationships	1 year
Trademark	3-5 years
Courses	2 years

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

j.	Internal-use software:

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

Capitalized internal-use software costs are recorded under intangible assets, net.

k.	Impairment of long-lived assets and intangible assets with definite useful life:

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

During the year ended December 31, 2023, the Company recorded an impairment of a ROU asset in the amount of $211.

During the year ended December 31, 2025, the Company recorded an impairment of definite-lived intangible assets of $2,400, primarily related to the decision to discontinue certain activities associated with Working Not Working acquisition. The Company evaluated this change and determined that it  does not represent a strategic shift that will have a major effect on the Company's operations and financial results and therefore it did not meet the criteria for classification as discontinued operations.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

m.	Goodwill:

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

The Company operates as one reporting segment, and this segment comprises its only reporting unit.

The Company elected to perform an annual impairment test of goodwill as of October 1st of each year, or more frequently if impairment indicators are present.

No goodwill impairment was recorded for the years ended December 31, 2025, 2024 and 2023.

n.	Derivatives and hedging:

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss in connection with forecasted transactions not probable of occurring is recorded under financial income (expenses), net.

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

Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its trade receivables and establishes an allowance for expected losses as necessary.

The Company does not have off-balance sheet concentration of credit risks.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

q.	Convertible notes:

The Company accounts for convertible notes pursuant to ASC 470 as a single liability measured at its amortized cost as long as it was not issued at a substantial premium and no other features require bifurcation and recognition as derivatives pursuant to ASC 815. The debt host is then measured at its amortized cost using the effective interest method.

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

As a result, the Company does not recognize any asset or liability in connection with severance pay. Severance costs amounted to $5,766, $5,038 and $4,734 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s U.S. Subsidiaries have a 401(K) defined contribution plan covering certain employees in the U.S. The expenses recorded by the U.S. subsidiaries for matching contributions for the years ended December 31, 2025, 2024 and 2023 were immaterial.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

u.	Revenue recognition:

The Company’s revenue is generated from marketplace revenue and other value-added service revenue that the Company provides to its users to help them grow their business and empower their work.

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

The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the year ended December 31, 2025, 2024 and 2023 were immaterial.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Service revenue:

Services revenue is derived from optional services offered to the Company’s customers, which primarily include advertising services, subscription services, and others.

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

Other services: Other services include revenues from additional products and services provided to our community such as faster withdrawal, local currency payout, cash advance, software talent platform and fees earned on user funds. The Company earns fees on user funds while they are held by a payment service provider. The fee is considered variable consideration and is recognized when it is earned from the payment service provider.

Contract liabilities:

The Company’s contract liabilities mainly consist of deferred revenues and primarily include payments from marketplace activities and other services received in advance for services of the Company’s performance under the contract for which control has not been yet obtained by the customers. Deferred revenues balance amounted to $18,567 and $20,090, for the years ended 2025 and 2024, respectively. The change in the deferred revenues balances during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. As part of a business combination, the Company acquired contract liabilities related to deferred revenues, which contributed to the overall increase in the balance. During the year ended December 31, 2025, the company recognized all of the revenue that was included in the deferred revenues balance at the beginning of the period.

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

Disaggregated revenue:

See note 19 for the Company’s revenue disaggregated by type of service and geographic area

v.	Cost of revenue:

Cost of revenue primarily consists  of expenses related to payment processing fees, server hosting fees, costs of customer support personnel, contractors services, amortization expenses associated with acquired intangible assets and capitalized internal-use software. Cost of revenue also consists of personnel and the related overhead costs, including share-based compensation.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

w.	Research and development expenses:

Research and development expenses primarily consist of costs of the Company’s research and development personnel, related overhead costs, including share-based compensation, development related activities expenses including new initiatives, professional services and other business technology services. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

x.	Sales and marketing expenses:

Sales and marketing expenses primarily consist of costs of the Company’s marketing personnel and the related overhead costs, including share-based compensation for employees engaged in sales, marketing, advertising and promotional activities. A significant component is performance marketing investments such as user acquisition costs, branding costs, marketing campaigns and other media advertisements costs, and amortization of acquired intangible assets. Sales and marketing expenses are expensed as incurred.

Advertising costs were $132,022, $122,020 and $112,796 for the years ended December 31, 2025, 2024 and 2023, respectively.

y.	General and administrative expenses:

General and administrative expenses primarily include overhead related costs, including share-based compensation of the Company’s executive, finance, legal, human resources and other administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, changes in the fair value of contingent consideration (earn-outs), chargeback expenses and costs associated with fraud risk reduction, expenses related to allowance for doubtful accounts in the event of uncollectible account receivables balances and others. General and administrative expenses are expensed as incurred.

z.	Restructuring costs:

On September 14, 2025, the board of directors of the Company approved a re-organization plan that includes, among other things, downsizing approximately 30% of the Company's workforce (the "Plan") as part of the Company’s focus on AI initiatives. The Plan was to streamline the organization, sharpen the product focus, upgrade the technology infrastructure, and accelerate the evolution into an AI-first company.

The restructuring expenses, sum up to $3,424, recognized in the consolidated statements of income for the year ended December 31, 2025, primarily consisting of one-time incremental employee termination benefits.

As of December 31, 2025, $384 related to restructuring expenses were included in “Other account payables and accrued expenses” in the consolidated balance sheet, and were subsequently paid in 2026.

The Company does not expect to incur additional costs related to the Plan.

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

Deferred tax liabilities are classified as long-term liabilities in the consolidated balance sheets.

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

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. The CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases. As such, the Company has determined that it is one operating and reportable segment.

ad.	Basic and diluted net income per share:

The Company computes basic net income per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed by taking into account the potential dilution that could occur upon the exercise of share options and ESPP and vesting of RSUs and PSUs granted under share-based compensation plans using the treasury stock method and the potential dilution that could occur upon conversion of the convertible notes (including adding back amortization of issuance costs related to the convertible notes) using the if converted method.

In 2025, 2024 and 2023, the number of potentially dilutive RSUs and PSUs, share options to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation due to the anti-dilutive effect amounted to 3,206,697, 5,835,398 and 5,792,535 respectively.

ae.   Repurchases of Ordinary shares:

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

ag.  Recently adopted accounting pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements, refer to note 2ab.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

ah.   Recently not yet adopted accounting pronouncements:

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. ASU 2025-06 amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 guidance is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. The Company is currently evaluating the impact of the adoption of this standard.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The standard amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The standard should be applied prospectively, and is effective for annual periods, including interim reporting periods, beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

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

In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

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

In addition, the agreement stipulated contingent payments which are not included in the total consideration to the shareholders of Praetolia Limited in an aggregate amount of up to $8,000 subject to service and certain performance conditions of Praetolia Limited, out of which the Company recorded a liability in the amount of $1,153 as of December 31, 2025.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The table below summarizes the fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$1,085
Assets acquired (1)	909
Identified intangible assets (2):
Talent Relationships	1,438	1 year
Customer Relationships	2,553	4 years
Other Customer Relationships	898	1 year
Goodwill	4,722
Total assets acquired	11,605
Total assumed liabilities (3)	(1,357)
Net assets acquired	$10,248

(1)	Assets acquired include trade receivables and other receivables.

(2)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of talent relationships was determined by using the With-and-Without Method.

Fair value of customer relationships was determined by using the Multi-period Excess Earning Method.

(3)	Total assumed liabilities includes trade payable, deferred income tax liabilities, net and other liabilities assumed.

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

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

b.	AutoDS Ltd. acquisition:

In July 2024, the Company acquired all of the outstanding shares of AutoDS Ltd. (“AutoDS”), a leading platform of end-to-end solution for dropshippers for a total consideration of $55,658.

The agreement stipulated an earn-out consideration of up to $36,000, in both cash and shares based on obtaining certain financial results in the three years following the acquisition. The earn-out consideration was measured at fair value utilizing a Monte Carlo simulation depending on the achievement objective. The earn-out consideration fair value as of the acquisition date was $14,116. Changes in the earn-out consideration fair value are recorded in the consolidated statements of income under general and administrative expenses.

The following table summarizes the fair value of the consideration transferred to AutoDS shareholders as of the acquisition date:

Fair value
Cash paid	$39,339
Fair value of earn-out	14,116
Accrued payment	1,556
Fair value of unvested options	647
Total fair value of consideration transferred	$55,658

In addition to the purchase consideration and pursuant to hold-back agreements with certain AutoDS employees, the Company transferred $12,168 in cash which will be released to the employees over three years from the acquisition date. The payouts of the hold-back are subject to continued employment, and therefore recognized as compensation expense over the requisite service period. For the year ended December 31, 2025 and 2024 the Company recorded compensation expenses in the amount of $4,056 and $1,711, respectively under sales and marketing expenses.

The table below summarizes the fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	9,147
Assets acquired (4)	2,691
Identified intangible assets (5):
Users’ Relationships	4,211	1 year
Technology	26,453	5 years
Trademark	2,730	5 years
Goodwill	28,226
Total assets acquired	73,458
Total assumed liabilities (6)	(17,800)
Net assets acquired	$55,658

(4)	Assets acquired include deposits, trade receivable and other identifiable assets acquired.

(5)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of users' relationships was determined by using the With-and-Without Method.

Fair value of technology was determined by using the income approach method.

Fair value of trademark was determined by using the relief from royalty method.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

(6)	Total assumed liabilities includes trade payable, deferred revenue, deferred income tax liabilities, net and other liabilities assumed.

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

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

c.	Yaballe Ltd. acquisition:

In October 2025, the Company acquired all of the outstanding shares of Yaballe Ltd. (“Yaballe”), a leading data-driven dropshipping automation platform for dropshippers for a total consideration of $12,598.

The agreement stipulated an earn-out consideration of up to additional $17,260, in cash based on obtaining certain financial results in the three years following the acquisition. The earn-out consideration was measured at fair value utilizing a Monte Carlo simulation depending on the achievement objective. The earn-out consideration fair value as of the acquisition date was $1,536. Changes in the earn-out consideration fair value are recorded in the consolidated statements of income under general and administrative expenses.

The following table summarizes the preliminary fair value of the consideration transferred to Yaballe shareholders as of the acquisition date:

Fair value
Cash paid	$10,945
Fair value of earn-out	1,536
Contingent liability	117
Total fair value of consideration transferred	$12,598

In addition to the purchase consideration and pursuant to hold-back agreements with Yaballe shareholders, the Company transferred $3,500 in cash which will be released to the shareholders over three years from the acquisition date. The payouts of the hold-back are subject to continued employment, and therefore recognized as compensation expense over the requisite service period. For the year ended December 31, 2025 the Company recorded compensation expenses in the amount of $121 and $122 under sales and marketing and research and development expenses, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The table below summarizes the preliminary fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	2,416
Assets acquired (7)	260
Identified intangible assets (8):
Users’ Relationships	1,485	2 years
Technology	6,300	3 years
Trademark	337	3 years
Goodwill	5,101
Total assets acquired	15,899
Total assumed liabilities (9)	(3,301)
Net assets acquired	$12,598

(7)	Assets acquired include deposits, trade receivable and other identifiable assets acquired.

(8)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of users' relationships was determined by using the multi-period excess earning method.

Fair value of technology was determined by using the relief from royalty method.

Fair value of trademark was determined by using the relief from royalty method.

(9)	Total assumed liabilities includes trade payable, deferred revenue, other account payables, deferred income tax liabilities, net and other liabilities assumed.

Goodwill generated from the above business combination is attributed to synergies between the Company's and the acquired businesses’ services and is not deductible for income tax purposes.

The Company incurred approximately $203 in acquisition expenses for the year ended December 31, 2025 recorded under general and administrative expenses.

The results of operations of Yaballe were consolidated in the Company’s financial statements commencing the date of acquisition and are not material.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

d.	Bernstein, Dreyer & Mikulic GbR.:

In December 2025, the Company acquired the business of Bernstein, Dreyer & Mikulic GbR., an online mentorship and consulting agency for a total consideration of $11,711.

The following table summarizes the preliminary fair value of the consideration transferred to Bernstein, Dreyer & Mikulic GbR. shareholders as of the acquisition date:

Fair value
Cash paid	$11,618
Fair value of earn-out	93
Total fair value of consideration transferred	$11,711

The agreement stipulated an earn-out consideration of up to additional $5,334, in cash based on obtaining certain financial results in the three years following the acquisition. Additionally, the earn-out portion of the CEO of Bernstein, Dreyer & Mikulic GbR. is subject to continued employment, and therefore recognized as compensation expense over the requisite service period.

In addition to the purchase consideration and pursuant to a hold-back agreement with the CEO of Bernstein, Dreyer & Mikulic GbR., the Company transferred $2,246 in cash which will be released to the employee over three years from the acquisition date. The payouts of the hold-back are subject to continued employment, and therefore recognized as compensation expense over the requisite service period. For the year ended December 31, 2025, the Company recorded compensation expenses in the amount of $62 under sales and marketing expenses.

The table below summarizes the preliminary fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Assets acquired (10)	421
Identified intangible assets (11):
Customer Relationships	380	1 year
Trademark	889	3 years
Goodwill	10,994
Total assets acquired	12,684
Total assumed liabilities (12)	(973)
Net assets acquired	$11,711

(10)	Assets acquired include account receivables.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

(11)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of customer relationships was determined by using the multi-period excess earning method.

Fair value of trademark was determined by using the relief from royalty method.

(12)	Total assumed liabilities includes deferred revenue.

Goodwill generated from the above business combination is attributed to synergies between the Company's and the acquired businesses’ services and is deductible for income tax purposes.

The Company incurred approximately $54 in acquisition expenses for the year ended December 31, 2025 recorded under general and administrative expenses.

The results of operations of Bernstein, Dreyer & Mikulic GbR. were consolidated in the Company’s financial statements commencing the date of acquisition and are not material.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

Note 4: - Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2025
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$49,863	$-	$-
Money market funds	67,163	-	-
Deposits	8,189	-	-
Short-term Bank deposits	40,000	-	-
Restricted deposits	3,429	-	-
Marketable securities	-	117,705	-
Asset derivatives (included in other receivables)	-	3,625	-
Earn-outs	-	-	(22,410)
Total	$168,644	$121,330	$(22,410)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The following table sets forth a summary of the changes in the fair value of the earn-out:

Fair value
Fair value as of December 31, 2024	$(12,118)
Acquisition of Yaballe Ltd. (Note 3)	(1,536)
Acquisition of Bernstein, Dreyer & Mikulic GbR. (Note 3)	(93)
Cash Payment	5,200
Issuance of ordinary shares	1,695
Change in fair value	(15,558)
Fair value as of December 31, 2025	$(22,410)

The inputs and assumptions that were used in the earn-out valuations of AutoDS, Yaballe Ltd and Bernstein, Dreyer & Mikulic GbR. as of the acquisition date related to volatility ranged from 10% to 19%, from 13% to 54% and from 10% to 54%, respectively.

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

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 5: - Other receivables

Other receivables consisted of the following as of:

	December 31,
	2025	2024
Trade receivables	$16,279	$16,277
Interest receivables	1,425	6,696
Hold-back payments related to acquisitions	5,505	4,056
Prepaid expenses	3,307	3,694
Hedging outstanding contracts	3,625	1,413
Tax advances	2,287	-
Other current assets	2,037	2,062
Total	$34,465	$34,198

Note 6: - Marketable securities

As of December 31, 2025, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
U.S. Treasury and other U.S. government agencies	$24,394	$95	$-	$24,489
Corporate bonds	93,001	215	-	93,216
Total	$117,395	$310	$-	$117,705

As of December 31, 2024, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
U.S. Treasury and other U.S. government agencies	$117,876	$210	$(81)	$118,006
Corporate bonds	292,601	534	(184)	292,950
Total	$410,477	$744	$(265)	$410,956

The following table summarizes the amortized cost, unrealized holding gains and losses and fair value of marketable securities by contractual maturity as of December 31, 2025:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
Due within one year	$117,395	$310	$-	$117,705
Due after one year through two years	-	-	-	-
Total	$117,395	$310	$-	$117,705

From the total of $0 and $265 unrealized losses as of December 31, 2025 and 2024, $0 and $250 were in continuous unrealized loss for more than 12 months, respectively. The unrealized losses are mainly driven by the higher interest rate environment and the recent interest rate hikes by global central banks during 2024-2025, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in the Company’s portfolio.

As of December 31, 2025 and 2024, interest receivable amounted to $1,185 and $3,492, respectively, and is included within other receivables in the consolidated balance sheets.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 7: - Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2025	2024
Leasehold improvements	$6,454	$6,430
Computers and peripheral equipment	6,364	6,770
Office furniture and equipment	1,684	1,668
	14,502	14,868
Less—accumulated depreciation	(11,142)	(10,597)
Total	$3,360	$4,271

Depreciation expenses were $1,660, $1,778 and $1,879 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8: - Intangible assets, net

Acquired intangible assets consisted of the following as of December 31, 2025:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Technology	$49,636	$(20,269)	$29,367
Capitalized internal-use software	7,005	(6,176)	829
Customer Relationships	13,863	(10,700)	3,163
Creatives Relationships	1,994	(1,994)	-
Talents Relationships	1,438	(1,438)	-
Trade Name	5,850	(2,655)	3,195
Courses	968	(968)	-
Total	$80,754	$(44,200)	$36,554

Acquired intangible assets consisted of the following as of December 31, 2024:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Technology	$43,337	$(12,808)	$30,529
Capitalized internal-use software	6,292	(5,714)	578
Customer Relationships	11,998	(7,152)	4,846
Creatives Relationships	4,252	(1,676)	2,576
Talents Relationships	1,438	(894)	544
Trade Name	4,765	(1,982)	2,783
Courses	968	(942)	26
Total	$73,050	$(31,168)	$41,882

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

In connection with internal-use software, the Company capitalized $713, $469 and $0 for the years ended December 31, 2025, 2024 and 2023, respectively. The capitalized amount included share-based compensation of $52, $32 and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization expenses amounted to $13,032, $8,698 and $4,108 for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated future amortization of intangible assets as of December 31, 2025 was as follows:

2026	$12,248
2027	11,670
2028	9,264
2029	3,372
Total	$36,554

Note 9: - Other non-current assets

Other non-current assets consisted of the following as of:

	December 31,
	2025	2024
Hold-back payments related to acquisitions	$6,337	$6,401
Other	1,458	1,470
Total	$7,795	$7,871

Note 10: - Derivatives and hedging

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $28,000 and $54,000 as of December 31, 2025 and 2024, respectively.

The fair value of the Company’s outstanding contracts amounted to an asset of $3,625 and $1,413 as of December 31, 2025 and 2024, respectively.

These assets were recorded under other receivables on the consolidated balance sheets.

Gains of $6,227, $217 and losses of $4,085 were reclassified from accumulated other comprehensive income during the years ended December 31, 2025, 2024 and 2023, respectively.

Such gains and losses were reclassified from accumulated other comprehensive income when the related expenses were incurred. These gains and losses were recorded in the consolidated statements of income as follows:

	December 31,
	2025	2024	2023
Cost of revenue	$(425)	$(15)	$336
Research and development	(3,788)	(142)	2,015
Sales and marketing	(984)	(25)	826
General and administrative	(1,030)	(35)	908
Total	$(6,227)	$(217)	$4,085

In addition, for the year ended December 31, 2023, losses of $395 were reclassified from other comprehensive income to financial income and other in connection with forecasted transactions not probable of occurring.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 11: - Other account payables and accrued expenses

Other account payable and accrued expenses consisted of the following as of:

	December 31,
	2025	2024
Accrued expenses	$37,279	$33,880
Accrued payroll and government authorities	16,848	19,045
Earn-out	13,185	2,975
Proceeds from withholding tax related to employees’ exercises of share options and RSUs, net	1,114	1,267
Total	$68,426	$57,167

Note 12: - Leases

The Company leases office spaces under non-cancellable operating lease agreements in Israel and the U.S. The operating lease of the Company’s office space in Israel will expire in December 2026. In addition, a subsidiary of the Company entered into an operating lease agreement for office space in Israel, which will expire in December 2027 and includes a one-year renewal option. The operating lease for the office space in the U.S expires in April 2027 and has no renewal option. The Company subleases a portion of its Israel office space.

The components of operating lease cost recorded under operating expenses were as follows for the years ended:

	December 31,
	2025	2024	2023
Fixed cost and variable cost that depend on an index	$3,225	$3,121	$2,689
Impairment of lease ROU asset	-	-	211
Short term lease cost	227	63	76
Sublease income	(182)	(204)	(1,293)
Total	$3,270	$2,980	$1,683

Weighted average discount rate for the years ended December 31, 2025 and 2024 were 3.77% and 3.07%.

Weighted average remaining lease term for the years ended December 31, 2025 and 2024 were 1.55 years and 2.06 years, respectively.

Cash payments related to operating lease liabilities for the years ended December 31, 2025, 2024 and 2023, were $3,337, $3,331, and $3,374, respectively

The minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2025, were as follows:

2026	$3,422
2027	522
2028	372
Total undiscounted lease payments	4,316
Less: imputed interest	(153)
Present value of lease liabilities	$4,163

As of December 31, 2025, the Company has an operating lease that has not yet commenced, with a lease obligation of approximately $24,426 for new offices. The operating lease will commence on January 1, 2027, with a lease term of five years, including an option for a five-year extension.

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

As of December 31, 2025 and 2024, the Company is not involved in any material claims or legal proceedings that would require an accrual of liability for the estimated loss.

Note 14: - Convertible notes

a.	Convertible notes

In October 2020, the Company issued $460,000 aggregate principal amount, 0% coupon rate of convertible notes that were due on November 1, 2025 (inclusive of an additional $60,000 aggregate principal amount of such notes pursuant to the exercise in full of the over allotment option of the initial purchasers). The convertible notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, per share per $1 principal amount of convertible notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The convertible notes are senior unsecured obligations of the Company. The convertible notes mature on November 1, 2025, unless earlier repurchased, redeemed or converted.

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

On November 3, 2025, the Company redeemed in cash all of its outstanding convertible notes due. The notes were redeemed at an amount equal to the outstanding principal plus accrued and unpaid interest up to the redemption date. Following this transaction, no convertible notes remain outstanding.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The net carrying amount of convertible notes as of December 31, 2025 and 2024 was as follows:

	December 31,
	2025	2024
Principal amounts	$-	$460,000
Unamortized issuance costs	-	2,140
Net carrying amount	$-	$457,860

Financial expenses related to the convertible notes for the years ended December 31, 2025, 2024 and 2023 were $2,140, $2,555 and $2,541, respectively.

b.	Capped call

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

During 2025, the Company assessed the capped call transactions in light of changes to their settlement terms. As cash settlement became mandatory, the instruments were subject to fair value measurement through earnings. Following this assessment, the fair value of the capped call transactions was determined to be immaterial.

Note 15: - Other non-current liabilities

Other non-current liabilities consisted of the following as of:

	December 31,
	2025	2024
Deferred tax liabilities (refer to note 18)	$3,561	$3,822
Uncertain tax positions (refer to note 18)	7,815	5,531
Earn-out	9,225	9,143
Other	2,325	1,132
Total	$22,926	$19,628

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 16: - Shareholders’ equity

a.	Share Repurchase Program:

During 2024, the Company’s board of directors authorized a share buyback program for the repurchase of up to $100,000 of the Company’s outstanding Ordinary shares. As of December 31, 2024, the Company repurchased 4,139,417 ordinary shares for $99,997 excluding $84, at an average price of $24.16. The ordinary shares purchased were cancelled subsequent to their purchase, returned to the unallocated share pool and are no longer outstanding.

During March 2025, the Company’s board of directors authorized a share buyback program for the repurchase of up to $100,000 of the Company’s outstanding Ordinary shares. As of December 31, 2025, the Company repurchased 1,475,564 ordinary shares for $32,499, excluding $30 broker fees, at an average price of $22.03 per share, respectively. The ordinary shares purchased were cancelled subsequent to their purchase, returned to the unallocated share pool and are no longer outstanding

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

As of December 31, 2025, 2,100,080 RSUs and PSUs were outstanding under the 2019 Plan and the total of 4,080,503 ordinary shares were available for future grants under the 2019 Plan.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The following table summarizes the status of the share options granted under our 2019 Plan and 2011 Plan as of and for the year ended:

	December 31, 2025
	Number of share options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at the beginning of the year	2,976,049	$56.78	3.73
Granted	-	-	-
Exercised	(370,422)	9.10	-
Forfeited	(233,605)	60.84	-
Outstanding at the end of the year	2,372,022	$63.36	2.83
Exercisable at the end of the year	2,162,314	$66.14	2.70

The weighted-average grant-date fair value of share options granted was $18.17 per share for the year ended December 31, 2023.

The weighted-average grant-date fair value of share options exercised was $27.20, $26.15 and $25.09 per share for the years ended December 31, 2025, 2024 and 2023, respectively.

The fair value of these share options was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2025	2024	2023
Volatility	-	-	56% – 58%
Expected term in years	-	-	3.78 – 5.23
Risk-free interest rate	-	-	3.37% –4.22%
Estimated fair value of underlying ordinary shares	-	-	20.5 –39.35
Dividend yield	-	-	0%

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $6,703, $5,366 and $8,146 for the years ended December 31, 2025, 2024 and 2023, respectively.

The grant-date fair value of vested share options was $10,852, $19,122 and $20,802 for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table summarizes the status of RSUs and PSUs granted under our 2019 Plan as of and for the year ended:

	December 31, 2025
	Number of RSUs and PSUs	Weighted- average grant date fair value
Outstanding at the beginning of the year	2,308,771	$33.14
Granted	1,861,401	30.34
Vested	(1,097,200)	34.95
Forfeited	(972,892)	32.93
Outstanding at the end of the year	2,100,080	$30.14

d.	Employee Share Purchase Plan:

In August 2020, the Company adopted the 2020 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2025, a total of 1,564,027 shares were reserved for issuance under the ESPP.

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

During 2025, 188,855 ordinary shares had been issued pursuant to the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2025	2024	2023
Volatility	34.9-58.12%	46.15-97.6%	66.4-97.6%
Expected term in years	0.5	0.5	0.5
Risk-free interest rate	3.78-4.18%	4.24-5.26%	4.24-4.96%
Estimated fair value of underlying ordinary shares	20.76-32.61	26.40-206.07	26.40-206.07
Dividend yield	0%	0%	0%

e.	Share-based compensation:

Share-based compensation costs are recorded in the consolidated statements of income for the years ended:

	December 31,
	2025	2024	2023
Cost of revenue	$1,230	$2,136	$2,497
Research and development	14,421	23,569	24,310
Sales and marketing	6,031	13,592	13,304
General and administrative	29,707	34,645	28,587
Total	$51,389	$73,942	$68,698

The total unrecognized share-based compensation cost as of December 31, 2025 was $58,137, which will be recognized over a weighted-average period of 2.48 years.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 17: - Financial income and other

	Year ended December 31,
	2025	2024	2023
Bank charges and other financial expenses	$(282)	$(138)	$(185)
Amortization of discount of convertible notes	(2,140)	(2,555)	(2,541)
Derivatives and hedging	-	-	(395)
Exchange rate gain (loss), net	(1,161)	(859)	131
Sale of subsidiary	750	-	-
Amortization of premium and accretion of discount on marketable securities, net	1,134	4,753	730
Interest income, net	26,292	26,505	22,423
Total	$24,593	$27,706	$20,163

Note 18: - Income taxes

Fiverr International Ltd.’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2023-2025. Refer to Note 18g for tax benefits in Israel.

b.	Income before income taxes:

The following are the domestic and foreign components of the Company’s income before income taxes for the years ended:

	December 31,
	2025	2024	2023
Domestic income	$25,403	$15,004	$9,034
Foreign loss	(1,987)	(3,116)	(3,980)
Total	$23,416	$11,888	$5,054

c.	Tax benefit (Income taxes) are comprised as follows:

	December 31,
	2025	2024	2023
Current taxes	$(7,743)	$(10,269)	$(1,373)
Deferred taxes	5,310	16,627	-
Total	$(2,433)	$6,358	$(1,373)

	December 31,
	2025	2024	2023
Domestic	$(7,445)	$6,487	$(1,025)
Foreign	5,012	(129)	(348)
Total	$(2,433)	$6,358	$(1,373)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The principal components of the Company’s deferred tax assets are as follows for the years ended:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$5,195	$10,015
Research and development expenses carryforward	2,448	3,200
Accrued and other	2,976	2,545
Share-based compensation	16,564	14,129
Capital loss due to sale of subsidiary	2,672	-
Capped call transaction	-	5,188
Operating lease liabilities	577	758
Acquired Intangible assets	168	392
Total deferred tax asset before valuation allowance	$30,600	$36,227
Valuation allowance	(2,672)	(10,061)
Total deferred tax asset after valuation allowance	$27,928	$26,166
Deferred tax liabilities:
Operating lease ROU assets	(493)	(732)
Acquired Intangible assets	(4,089)	(5,244)
Accrued and other	(484)	(1,495)
Total deferred tax liability	$(5,066)	$(7,471)
Net deferred taxes	$22,862	$18,695

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, as of December 31, 2025, the Company recorded a tax asset of $7,174 reflecting tax benefit in the US mainly due to share based compensation related items  and utilization of net operating losses in future years.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

The following table presents the reconciliation between the Company’s theoretical income tax and effective income tax for the year ended December 31, 2025 after the adoption of ASU 2023-09:

	Year ended December 31, 2025
	Amount	Percentage
Israel statutory tax rate	$(5,386)	23%
Foreign tax effects
US:
Change in valuation allowance	5,162	22.0%
Valuation allowance on capital loss	(2,672)	(11.4%	)
Capital loss due to sale of subsidiary	3,003	12.8%
Non-deductible expenses	(220)	(0.9%	)
State taxes	(134)	(0.6%	)
Other	(141)	(0.6%	)

Other foreign jurisdictions	(462)	(2%	)

Nontaxable or nondeductible items:
Angel’s Law special deduction	2,554	10.9%
Shared based compensation	(2,033)	(8.7%	)
Revaluation of earn-outs	(3,313)	(14.1%	)
Other	(1,944)	(8.3%	)
Effect of technological preferred enterprise status (TPE)	4,936	21.1%
Changes in unrecognized tax benefits	(1,827)	(7.8%	)
Other	44	0.2%

Effective tax rate	$(2,433)	(10.4%	)

The following table presents the reconciliation between the Company’s theoretical income taxes and effective income taxes for the years ended December 31, 2024 and 2023 prior the adoption of ASU 2023-09:

	Year ended December 31,
	2024	2023
Income before income taxes	$11,888	$5,054
Statutory tax rate	23%	23%
Theoretical tax benefit (expense)	(2,734)	(1,162)
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	15,460	15,885
Effect of technological preferred enterprise status (TPE)	1,650	-
Effect of entities with different tax rates	(203)	(51)
Non-deductible expenses	(4,607)	(6,296)
Write-off of NOL due to limitation on utilization	-	(8,305)
Uncertain tax provision	(2,532)	(1,111)
Other	(676)	(333)
Effective income taxes	$6,358	$(1,373)

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

e.	Cash Income Taxes Paid (net of refunds):

	December 31,
	2025	2024	2023
Israel	$7,560	5,338	31
US	287	361	710
Europe	46	27	(152)
Total	$7,893	$5,726	$589

f.	Net operating loss carryforward:

As of December 31, 2025, the Company had approximately $12,619 Net Operating Losses (“NOL”) attributed to the Israeli entity to be utilized over a period of 3 years. Also, the Company had approximately $15,751 NOL carryforward attributed to the U.S. subsidiaries federal tax. NOLs for U.S. Federal income tax purposes (“Federal NOLs”) generated in the years ended December 31, 2014 through 2017 will begin to expire in 2035 for federal income tax purposes. Federal NOL’s originating before January 1, 2018, are eligible to offset taxable income, if not otherwise limited under Internal Revenue Code (“IRC”) 382 limitations. Federal NOL’s generated after December 31, 2017, have an infinite carryforward period and are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. All of the federal NOL’s of the Company are expected to be subject to certain limitations under 382 following that change in control that occurred upon acquisition of ClearVoice, Working Not Working, Inc. and CreativeLive. Additionally, the Company had approximately $7,383 NOLs carryforward attributed to the U.S. subsidiaries state income tax. NOLs for U.S. State income tax purposes (“State NOLs”) generated in the years ended December 31, 2013 through 2017 will begin to expire in 2034 for state income tax purposes. State NOL’s originating before January 1, 2018, are eligible to offset taxable income. In some states, State NOL’s generated after December 31, 2017, have an infinite carryforward period.

g.	Basis of taxation:

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

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. OBBBA amends U.S. tax law, including provisions related to bonus depreciation, research and development and foreign derived intangible income. The Company is currently evaluating the impact of the OBBBA on its consolidated financial statements.

h.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an "industrial company" under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

i.	Tax assessments:

As of December 31, 2025, the Company had open tax years for the periods between 2021 and 2024 in Israel and for the periods between 2020 and 2023 for the U.S. subsidiaries. In Israel, the Company is under the Israeli Tax Authorities audit for the years 2021-2022. The Company has NOL in Israel and the U.S. and R&D credit in the U.S. from prior tax periods which may be subject to examination in future periods. NOLs are subject to tax in future periods.

j.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax positions is as follows:

	December 31,
	2025	2024
Opening balance	$5,328	$2,711
Increase related to current year tax positions	1,357	2,617
Closing balance	$6,685	$5,328

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. As of December 31, 2025 and 2024, the Company accrued $927 and $203, respectively.

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 19: - Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows for the years ended:

	December 31,
	2025	2024	2023
U.S.	$205,390	$191,705	$178,450
Europe	120,840	104,319	95,593
Asia Pacific	64,865	60,912	54,400
Rest of the world	34,480	30,959	29,664
Israel	5,334	3,586	3,268
Total	$430,909	$391,481	$361,375

The following table summarizes disaggregated revenue by marketplace revenue and services revenue for the years ended:

	December 31,
	2025	2024	2023
Marketplace Revenue	$297,489	$303,069	$306,981
Services Revenue	133,420	88,412	54,394
Total	$430,909	$391,481	$361,375

Property and equipment, net and ROU assets by geographical areas was as follows:

	December 31,
	2025	2024
Israel	$5,960	$8,045
U.S. and other	913	1,348
Total	$6,873	$9,393